As filed with the Securities and Exchange Commission on June 14, 2004 Registration No. 333-115327

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITEDHEALTH GROUP INCORPORATED

(exact name of registrant as specified in its charter)

Minnesota	6324	41-1321939
(state or other jurisdiction of organization)	(primary standard industrial classification code number)	(IRS employer identification no.)

UNITEDHEALTH GROUP CENTER

9900 BREN ROAD EAST

MINNETONKA, MINNESOTA 55343

(952) 936-1300

(address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David J. Lubben, Esq.

General Counsel

UnitedHealth Group Incorporated

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan B. Abram, Esq.	Keith A. Pagnani, Esq.
Martin E. Veinsreideris, Esq.	Sullivan & Cromwell LLP
Dorsey & Whitney LLP	125 Broad Street
50 South Sixth Street, Suite 1500	New York, New York 10004
Minneapolis, Minnesota 55402	(212) 558-4000
(612) 340-2600

Paul T. Schnell, Esq.
Neil P. Stronski, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of Oxford Health Plans, Inc. with and into a direct wholly owned subsidiary of the Registrant, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to closing of such merger.

If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Dear Oxford Stockholders:

You are cordially invited to attend a special meeting of stockholders of Oxford Health Plans, Inc., referred to as Oxford, which will be held on Wednesday, July 7, 2004 beginning at 10:00 a.m. local time at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611. At the special meeting, Oxford’s stockholders will be asked to adopt the merger agreement that Oxford has entered into with UnitedHealth Group Incorporated and Ruby Acquisition LLC, a wholly owned subsidiary of UnitedHealth Group, pursuant to which the business of Oxford will be continued by a wholly owned subsidiary of UnitedHealth Group.

As a result of the merger, Oxford will become part of a combined company that is a national leader in forming and operating markets for the delivery of health and well-being services. Following the merger, Oxford stockholders are expected to own in the aggregate approximately 8% of the combined company. By becoming part of a much larger health and well-being company, Oxford’s ability to market its services and expand its business is expected to be greatly enhanced. Upon completion of the merger, it is anticipated that Oxford’s operations will be integrated with those of UnitedHealth Group’s Health Care Services unit and that Oxford will continue to operate from our offices in Connecticut.

In the merger, each share of your Oxford common stock will be exchanged for 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash, referred to as the merger consideration. UnitedHealth Group common stock is listed on the New York Stock Exchange, Inc., referred to as the New York Stock Exchange, under the symbol “UNH” and Oxford common stock is listed on the New York Stock Exchange under the symbol “OHP.” The last reported sale price of UnitedHealth Group common stock on the New York Stock Exchange was $63.86 per share on June 10, 2004. The value of the merger consideration to be received by Oxford stockholders will fluctuate with changes in the price of UnitedHealth Group’s common stock – if the price of UnitedHealth Group’s common stock decreases, the value of the merger consideration decreases. There can be no assurance as to the market price of UnitedHealth Group common stock at any time prior to the completion of the merger or at any time thereafter. Stockholders are urged to obtain current market quotations for UnitedHealth Group common stock and Oxford common stock.

Our board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger is advisable, fair to and in the best interests of, Oxford and its stockholders and unanimously recommends that you vote “FOR” the adoption of the merger agreement, which is described in detail in the accompanying proxy statement/prospectus.

Only stockholders who hold shares of Oxford common stock at the close of business on June 11, 2004 will be entitled to vote at the special meeting. If the merger agreement is adopted by the Oxford stockholders, the parties intend to close the merger as soon as possible after the special meeting and after all of the conditions to closing the merger are satisfied or waived, if permissible.

The proxy statement/prospectus provides you with detailed information concerning UnitedHealth Group, Oxford and the merger. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” beginning on page 26 of this proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT. Oxford cannot complete the proposed merger unless the merger agreement is adopted by the affirmative vote of holders of a majority of the shares of Oxford common stock outstanding on the close of business on June 11, 2004. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy in the enclosed postage paid envelope. You may also vote your shares by telephone, using a toll-free number, or by accessing the Internet. Your proxy card contains instructions for using these convenient services. Returning the proxy does not deprive you of your right to attend our special meeting. If you decide to attend our special meeting and wish to change your proxy vote, you may do so by voting in person at the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name.

TO ADOPT THE MERGER AGREEMENT, YOU MUST VOTE “FOR” THE PROPOSAL BY FOLLOWING THE INSTRUCTIONS STATED ON THE ENCLOSED PROXY CARD. IF YOU DO NOT VOTE AT ALL, YOU WILL, IN EFFECT, HAVE VOTED AGAINST THE PROPOSAL.

If the merger is completed, you will be sent written instructions for exchanging your certificates of Oxford common stock for UnitedHealth Group common stock and the cash payment. Please do not send in your certificates until you have received these instructions.

On behalf of the Oxford board of directors, I thank you for your support and urge you to VOTE FOR ADOPTION of the merger agreement.

Sincerely,

Charles G. Berg

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of UnitedHealth Group common stock to be issued in the merger, or determined if the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is June 14, 2004.

This proxy statement/prospectus and the form of proxy are first being mailed to the stockholders of Oxford on or about June 16, 2004.

OXFORD HEALTH PLANS, INC.

48 Monroe Turnpike

Trumbull, Connecticut 06611

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JULY 7, 2004

To Oxford Stockholders:

Notice is Hereby Given, that we will hold a special meeting of stockholders of Oxford Health Plans, Inc., a Delaware corporation, which is referred to as Oxford, at 10:00 a.m., local time, on Wednesday, July 7, 2004 at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611 for the following purposes:

1.    To consider and vote on a proposal to adopt the Agreement and Plan of Merger by and among UnitedHealth Group Incorporated, Ruby Acquisition LLC, and Oxford, dated April 26, 2004, which is referred to as the merger agreement in the enclosed documents, pursuant to which Oxford will merge with and into Ruby Acquisition LLC, and Oxford will become a wholly owned subsidiary of UnitedHealth Group, such transaction being referred to as the merger. Each outstanding share of Oxford common stock will be converted into the right to receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash.

2.    To consider and vote on a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement.

3.    To transact such other business as may properly come before the special meeting.

We describe the merger and the merger agreement more fully in the proxy statement/prospectus attached to and forming part of this notice. You are encouraged to read the entire document carefully. As of the date of this notice, Oxford’s board of directors knows of no other business to be conducted at the special meeting.

Only stockholders of record of Oxford common stock at the close of business on June 11, 2004 are entitled to notice of, and will be entitled to vote at, the special meeting or any adjournment or postponement thereof. Adoption of the merger agreement will require the affirmative vote of Oxford stockholders representing a majority of the outstanding shares of Oxford common stock entitled to vote at the special meeting. Authorizing the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement will require the affirmative vote of Oxford stockholders representing a majority of the shares of Oxford common stock present and entitled to vote at the special meeting.

Oxford stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock under applicable provisions of Delaware law. In order to perfect dissenters’ rights, stockholders must give written demand for appraisal of their shares before the taking of the vote on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Delaware statutory provision is included as Annex C to the attached proxy statement/prospectus and a summary of this provision can be found under “Appraisal Rights for Oxford Stockholders” beginning on page 87 of the attached proxy statement/prospectus.

Your vote is important. To ensure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. You may also vote your shares by telephone, using a toll-free number, or the Internet. Your proxy card contains instructions for using these convenient services.

You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. If you attend the special meeting you may vote in person even if you returned a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name.

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

BY ORDER OF THE BOARD OF DIRECTORS

Daniel N. Gregoire

Secretary

Trumbull, CT

June 14, 2004

Proxy Statement of Oxford Health Plans, Inc.

Prospectus of UnitedHealth Group Incorporated

This proxy statement/prospectus is being furnished to stockholders of Oxford Health Plans, Inc., a Delaware corporation, referred to as Oxford, in connection with the solicitation of proxies by the board of directors of Oxford for use at the special meeting of stockholders of Oxford to be held on Wednesday, July 7, 2004 at 10:00 a.m., local time, at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611. At the special meeting, holders of Oxford common stock, $0.01 par value, are being asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, referred to as the merger agreement, dated as of April 26, 2004, by and among Oxford, UnitedHealth Group Incorporated, a Minnesota corporation, referred to as UnitedHealth Group, and Ruby Acquisition LLC, a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of UnitedHealth Group, referred to as Ruby Acquisition, providing for, among other things, the merger of Oxford with and into Ruby Acquisition, referred to as the merger. A copy of the merger agreement is attached hereto as Annex A and made part of this proxy statement/prospectus. At the special meeting, Oxford stockholders also are being asked to consider and vote upon a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement.

At the effective time of the merger, Oxford will merge with and into Ruby Acquisition. Each outstanding share of Oxford common stock will be converted into the right to receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash. For additional information regarding the terms of the merger, see the merger agreement attached as Annex A to this proxy statement/prospectus and the discussion under the caption “The Merger” herein. Completion of the merger is conditioned upon, among other things, adoption of the merger agreement by Oxford’s stockholders and receipt of all required regulatory approvals.

UnitedHealth Group common stock is listed on the New York Stock Exchange, Inc., referred to as the New York Stock Exchange, under the symbol “UNH” and Oxford common stock is listed on the New York Stock Exchange under the symbol “OHP.” The last reported sale price of UnitedHealth Group common stock on the New York Stock Exchange was $63.86 per share on June 10, 2004. There can be no assurance as to the market price of UnitedHealth Group common stock at any time prior to the effective time of the merger or at any time thereafter. Stockholders are urged to obtain current market quotations for UnitedHealth Group common stock and Oxford common stock.

Oxford stockholders are strongly urged to read and consider carefully this proxy statement/prospectus in its entirety, particularly the matters referred to under “ Risk Factors” starting on page 26.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of UnitedHealth Group common stock to be issued in the merger, or determined if the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is June 14, 2004.

This proxy statement/prospectus and the form of proxy are first being mailed to the stockholders of Oxford on or about June 16, 2004.

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ii

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.    WHY ARE WE PROPOSING TO MERGE?

A:    As a result of the merger, Oxford will become part of a combined company that is a national leader in forming and operating markets for the delivery of health and well-being services. By becoming part of a much larger health and well-being company, Oxford’s ability to market its services, expand its business and serve its members is expected to be greatly enhanced. Upon completion of the merger, it is anticipated that Oxford’s operations will be integrated with those of UnitedHealth Group’s Health Care Services unit.

Q:    WHAT WILL HAPPEN IN THE MERGER?

A:    In the merger, Oxford will merge with and into Ruby Acquisition, which is a wholly owned subsidiary of UnitedHealth Group, with Ruby Acquisition continuing after the merger as the surviving entity and a wholly owned subsidiary of UnitedHealth Group.

Q:    AS AN OXFORD STOCKHOLDER, WHAT WILL I RECEIVE IN THE MERGER?

A:    If the merger is completed, for each share of Oxford common stock you own, you will receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash, referred to, collectively, as the merger consideration. UnitedHealth Group will not issue fractional shares of common stock. Instead, in lieu of any fractional share that you would otherwise receive, you will receive cash based on the closing market price of UnitedHealth Group common stock as of the effective date of the merger or, if such date is not a trading day, the last trading day prior to the effective date of the merger. As of April 23, 2004, the trading day immediately preceding the public announcement date of the proposed transaction, the implied value of the merger consideration was $58.09 per share of Oxford common stock. Immediately following the merger, Oxford stockholders are expected to own in the aggregate approximately 8% of the outstanding shares of UnitedHealth Group common stock.

Q:    WHAT ARE THE PRINCIPAL RISKS RELATING TO THE MERGER?

A:    The anticipated benefits of combining UnitedHealth Group and Oxford may not be realized. UnitedHealth Group may have difficulty integrating Oxford and may incur substantial costs in connection with the integration. The merger may result in a loss of customers and partners. UnitedHealth Group and Oxford must obtain several governmental consents to complete the merger, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or postpone the merger, result in additional expense or reduce the anticipated benefits of the transaction. These and other risks are explained under the caption “Risk Factors – Risks Associated with the Merger” beginning on page 26 of this proxy statement/prospectus.

Q.    CAN THE VALUE OF THE TRANSACTION CHANGE BETWEEN NOW AND THE TIME THE MERGER IS COMPLETED?

A:    Yes. The value of the portion of the merger consideration composed of UnitedHealth Group common stock can change. The 0.6357 exchange ratio is a fixed exchange ratio, meaning that you will receive 0.6357 shares of UnitedHealth Group common stock for each share of Oxford common stock you own plus $16.17 in cash regardless of the trading price of UnitedHealth Group common stock on the effective date of the merger. The market value of the UnitedHealth Group common stock you may receive in the merger, will increase or decrease as the trading price of UnitedHealth Group’s common stock increases or decreases and, therefore, may be different at the time the merger is completed than it was at the time the merger agreement was signed and at the time of Oxford’s special meeting. There can be no assurance as to the market price of UnitedHealth Group common stock at any time prior to the completion of the merger or at any time thereafter. Stockholders are urged to obtain current market quotations for UnitedHealth Group common stock and Oxford common stock.

Q:    AS A HOLDER OF OPTIONS TO PURCHASE OXFORD COMMON STOCK, OXFORD RESTRICTED STOCK UNITS OR OXFORD DEFERRED STOCK UNITS, WHAT WILL I RECEIVE IN THE MERGER?

A:    Each option to purchase Oxford common stock and each right to receive or acquire Oxford common stock relating to an Oxford restricted stock unit or deferred stock unit, if any, will be assumed by UnitedHealth Group, subject generally to the same terms and conditions as previously applicable thereto, and each option, restricted stock unit or deferred stock unit, if any, will be converted automatically into options to purchase or rights to acquire or receive shares of UnitedHealth Group common stock, as the case may be, pursuant to a formula more fully described in the merger agreement. In addition, certain stock options and restricted stock units will become fully vested and immediately exercisable or payable, as applicable, upon either the adoption by Oxford’s stockholders of the merger agreement or the completion of the merger.

Q:    WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?

A:    The special meeting is scheduled to take place at 10:00 a.m., local time, on Wednesday, July 7, 2004, at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611.

Q:    WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING?

A:    Holders of record of Oxford common stock as of the close of business on June 11, 2004, referred to as the record date, are entitled to vote at the special meeting. Each stockholder has one vote for each share of Oxford common stock that the stockholder owns on the record date.

Q:    WHAT VOTE IS REQUIRED TO ADOPT THE MERGER AGREEMENT?

A:    The affirmative vote of a majority of the shares of Oxford common stock outstanding as of the record date is the only vote required to adopt the merger agreement.

Oxford’s board of directors unanimously recommends that Oxford stockholders vote “FOR” the adoption of the merger agreement.

Q:    WHAT DO I NEED TO DO NOW?

A:    After carefully reading and considering the information contained in this proxy statement/prospectus, please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. You may also vote your shares by telephone, using a toll-free number, or by accessing the Internet. Votes by telephone or the Internet must be received by 11:59 p.m., eastern time, on Tuesday, July 6, 2004. Your proxy card contains instructions for using these convenient services. You may also attend the special meeting and vote in person. If your shares are held in “street name” by your broker or bank, your broker or bank will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker or bank regarding how to instruct your broker or bank to vote your shares.

Q:    WHAT IF I DO NOT VOTE, DO NOT FULLY COMPLETE MY PROXY CARD OR FAIL TO INSTRUCT MY BROKER?

A:    It is very important for you to vote. If you do not submit a proxy or instruct your broker how to vote your shares if your shares are held in street name, and you do not vote by telephone, the Internet or in person at the special meeting, the effect will be the same as if you voted “AGAINST” the adoption of the merger agreement. If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” the adoption of the merger agreement. However, if your shares are held in “street name” and you do not instruct your broker how to vote your shares, your broker will not vote your shares, such failure to vote being referred to as a broker non-vote, which will have the same effect as voting “AGAINST” the adoption of the merger agreement. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares in order to ensure that your shares will be voted at the special meeting.

Q:    CAN I CHANGE MY VOTE AFTER I HAVE DELIVERED MY PROXY?

A:    Yes. You may change your vote at any time before the vote takes place at the special meeting. To change your vote, you may submit a new proxy card by mail or submit a new proxy by telephone or the Internet, or send a signed written notice to the Secretary of Oxford stating that you would like to revoke your proxy. You may also change your vote by attending the special meeting and voting in person. However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a legal proxy from the broker, bank or other nominee authorizing you to vote the shares.

Q:    WILL A PROXY SOLICITOR BE USED?

A:    Yes. Oxford has engaged Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for the special meeting and Oxford estimates that it will pay them a fee of approximately $20,000 and will reimburse them for reasonable out of pocket expenses incurred in connection with such solicitation.

Q:    DO I NEED TO ATTEND THE SPECIAL MEETING IN PERSON?

A:    No, it is not necessary for you to attend the special meeting to vote your shares if Oxford has previously received your proxy, although you are welcome to attend.

Q:    SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:    No. After we complete the merger, Wells Fargo Bank, N.A., acting as our exchange agent, referred to as Wells Fargo, will send you instructions explaining how to exchange your shares of Oxford common stock for the appropriate number of shares of UnitedHealth Group common stock and cash. Please do not send in your stock certificates with your proxy.

Q:    WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A:    We are working to complete the merger as promptly as practicable after the special meeting and the receipt of any required regulatory approvals or consents. However, because the merger is subject to closing conditions and the approval of a number of regulatory agencies, including the Department of Justice, referred to as the DOJ, and state departments of insurance and/or health, we cannot predict the exact timing. For further information regarding regulatory approvals necessary for completion of the merger, please see “The Merger – Regulatory Matters” beginning on page 72 of this proxy statement/prospectus.

Q:    WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

A:    The completion of the merger is conditioned on the receipt by Oxford and UnitedHealth Group of tax opinions from their respective counsel dated as of the date of the merger to the effect that the merger will qualify for U.S. Federal income tax purposes as a “reorganization” within the meaning in Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Code. Oxford’s and UnitedHealth Group’s conditions relating to these tax opinions are not waivable following the adoption of the merger agreement by Oxford stockholders without reapproval by Oxford stockholders (with appropriate disclosure), and neither Oxford nor UnitedHealth Group intends to waive this condition. Assuming the merger is completed as currently contemplated, we expect that, for U.S. federal income tax purposes, you generally will recognize gain, but not loss, equal to the lesser of (1) the excess, if any, of the fair market value of the UnitedHealth Group common stock and the amount of cash received by you over your adjusted tax basis in your Oxford common stock exchanged in the merger or (2) the amount of cash received by you in the merger. For further information concerning U.S. federal income tax consequences of the merger, please see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 73 of this proxy statement/prospectus.

Tax matters are very complicated and the consequences of the merger to any particular Oxford stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisor to determine your own tax consequences from the merger.

Q:    WILL I HAVE APPRAISAL RIGHTS AS A RESULT OF THE MERGER?

A:    Yes. In order to exercise your appraisal rights, you must follow the requirements of Delaware law. A copy of the applicable Delaware statutory provision is included as Annex C to the proxy statement/prospectus and a summary of this provision can be found under “Appraisal Rights for Oxford Stockholders” beginning on page 87 of this proxy statement/prospectus.

Q:    HOW WILL OXFORD STOCKHOLDERS RECEIVE THE MERGER CONSIDERATION?

A:    Following the merger, you will receive a letter of transmittal and instructions on how to obtain shares of UnitedHealth Group and cash in exchange for your Oxford common stock. You must return the completed letter of transmittal and your Oxford stock certificates as described in the instructions, and you will receive the merger consideration as soon as practicable after Wells Fargo, as the exchange agent, receives your completed letter of transmittal and Oxford stock certificates. If you hold shares through a brokerage account, your broker will handle the surrender of stock certificates to Wells Fargo.

Q:    WHO CAN I CALL WITH QUESTIONS?

A:    If you have any questions about the merger or other matters discussed in this proxy statement/prospectus, you should contact Georgeson Shareholder Communications Inc., at 1-800-261-1039.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which it refers for a more complete understanding of the merger agreement and the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement and the fairness opinion which are attached as Annexes A and B, respectively, and made part of this proxy statement/prospectus. In addition, we have attached to this proxy statement/prospectus as Annexes D through R important business, financial and other information about Oxford and UnitedHealth Group, which information is made part of this proxy statement/prospectus. This summary and the balance of this proxy statement/prospectus contain forward-looking statements about events that are not certain to occur as described, or at all, and you should not place undue reliance on those statements. Please carefully read “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 36 of this proxy statement/prospectus.

The Companies

Oxford Health Plans, Inc.

48 Monroe Turnpike

Trumbull, CT 06611

(203) 459-6000

Oxford is a health care company providing health benefit plans primarily in New York, New Jersey and Connecticut, referred to as the tri-state area. Oxford’s product line includes its health maintenance organization plans, exclusive provider organization plans, point-of-service plans, preferred provider plans, indemnity plans and several plans offered to Medicare beneficiaries. Oxford’s product line includes third-party administration of employer-funded benefit plans. Oxford also offers several ancillary and specialty benefit plans.

Oxford offers its products through its health maintenance organization subsidiaries, Oxford Health Plans (NY), Inc., Oxford Health Plans (NJ), Inc. and Oxford Health Plans (CT), Inc., and through its insurance subsidiaries, Oxford Health Insurance, Inc. and Investors Guaranty Life Insurance Company. Oxford Health Insurance, Inc. does business under accident and health insurance licenses granted by the Departments of Insurance of New York and Connecticut, the Department of Banking and Insurance of New Jersey and the Commonwealth of Pennsylvania.

For further information concerning Oxford, please refer to Oxford’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, attached as Annex D, its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, attached as Annex E, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, attached as Annex F, both of which are attached to this proxy statement/prospectus and made part of this proxy statement/prospectus.

UnitedHealth Group Incorporated

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

UnitedHealth Group is a leader in the health and well-being industry, serving approximately 55 million Americans. Through its family of businesses, UnitedHealth Group combines clinical insight with consumer-friendly services and advanced technology to help people achieve optimal health and well-being through all stages of life. UnitedHealth Group conducts its business primarily through its operating divisions in four business segments.

UnitedHealth Group’s Uniprise segment serves the employee benefit needs of large organizations by developing cost-effective health care access and benefit strategies and programs, technology and service-driven solutions tailored to the specific needs of each corporate customer. Uniprise offers consumers access to a wide spectrum of health and well-being products and services.

UnitedHealth Group’s Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates health and well-being services on behalf of local employers and consumers nationwide. Ovations provides health and well-being services for Americans age 50 and older, addressing their unique needs for preventative and acute health care services, for services dealing with chronic disease and for responding to specialized issues relating to their overall well-being. AmeriChoice engages in facilitating health care benefits and services for state Medicaid and other government-sponsored health care programs and their beneficiaries.

UnitedHealth Group’s Specialized Care Services segment is a portfolio of health and well-being companies, each serving a specific market need with an offering of benefits, provider networks, services and resources. Specialized Care Services provides comprehensive products and services that are focused on highly specialized health care and financial assurance needs, such as mental health and chemical dependency, employee assistance, work-life balance, critical care programs, disease management, care management, vision and dental services, physical therapy services, health-related information, income replacement and life insurance and other health and well-being services.

UnitedHealth Group’s Ingenix segment is a leader in the field of health care and information, serving multiple health care markets on a business-to-business basis. Ingenix customers include UnitedHealth Group businesses, pharmaceutical, biotechnology and medical device companies, health insurers and other payers, physicians and other health care providers, large employers and government agencies.

UnitedHealth Group, formerly known as United HealthCare Corporation, is a Minnesota corporation, incorporated in January 1977. For further information concerning UnitedHealth Group, please see “Certain Information Concerning UnitedHealth Group” beginning on page 90 and refer to UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, attached hereto as Annex H, its Selected Financial Data for the fiscal year ended December 31, 2003, attached hereto as Annex I, its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003, attached hereto as Annex J, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, attached hereto as Annex K, all of which Annexes are made part of this proxy statement/prospectus.

Ruby Acquisition LLC

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

Ruby Acquisition is a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of UnitedHealth Group formed by UnitedHealth Group on April 23, 2004 for the sole purpose of effecting the merger. This is the only business of Ruby Acquisition.

Reasons for the Merger (see page 47)

The merger will join Oxford’s focused local capabilities in the tri-state area with UnitedHealth Group’s national resources, leading technologies and data sources, diverse specialized products and services and unique offerings to seniors. The combined companies will have the scale and resources to provide services on behalf of a broad client base in the tri-state area, including many Fortune 500 companies headquartered in the region as well as their business affiliates across the country.

Structure of the Transaction (see page 77)

Oxford will merge with and into Ruby Acquisition. Ruby Acquisition will be the surviving entity and will continue as a wholly owned subsidiary of UnitedHealth Group, and will succeed to and assume all the rights and obligations of Oxford. Holders of Oxford common stock (other than holders perfecting appraisal rights, see “Appraisal Rights for Oxford Stockholders” beginning on page 87, and treasury shares) will receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they own. Stockholders will receive cash for any fractional shares that they would otherwise receive in the merger.

Each option to purchase Oxford common stock and right to receive or acquire Oxford common stock relating to an Oxford restricted stock unit or Oxford deferred stock unit, if any, will be assumed by UnitedHealth Group, on generally the same terms and conditions as the original Oxford award and each award will generally be converted into a similar award for shares of UnitedHealth Group common stock as described below. The number of UnitedHealth Group stock options to be received in respect of Oxford stock options will be determined by multiplying the number of Oxford stock options outstanding immediately prior to the merger by the option exchange ratio and the per share exercise price of such options will be determined by dividing the per share exercise price applicable to the Oxford stock option immediately prior to the merger by the option exchange ratio. The option exchange ratio is equal to 0.6357 plus the fraction obtained by dividing $16.17 by the average per share closing price of UnitedHealth Group common stock over the ten trading days preceding the date of the merger. The number of shares of UnitedHealth Group that will be subject to restricted stock units or deferred stock units, if any, will be determined by multiplying the number of shares of Oxford common stock subject to such award immediately prior to the merger by the option exchange ratio. Certain options to purchase Oxford common stock will accelerate and become fully vested upon the adoption of the merger agreement by Oxford stockholders, and certain options to purchase Oxford common stock will accelerate and become fully vested upon effectiveness of the merger. In addition, restricted stock units granted to Oxford’s executive officers will also vest immediately prior to the effectiveness of the merger. See “Interests of Certain Persons in the Merger—Restricted Stock Units” beginning on page 69.

The merger agreement is attached to this proxy statement/prospectus as Annex A. Stockholders of Oxford are encouraged to carefully read the merger agreement in its entirety.

The Special Meeting of Oxford Stockholders (see page 38)

The special meeting will be held on Wednesday, July 7, 2004, at 10:00 a.m., local time, at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611.

The purpose of the special meeting is to (1) consider and vote upon a proposal to adopt the merger agreement, (2) consider and vote on a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement and (3) transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

Oxford’s board of directors has fixed the close of business on June 11, 2004 as the record date for determination of Oxford stockholders entitled to notice of and to vote at the special meeting. As of the close of business on June 11, 2004, there were 81,934,723 shares of Oxford common stock outstanding, which were held of record by approximately 825 stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Each Oxford stockholder is entitled to one vote for each share of Oxford common stock held as of the record date.

Adoption of the merger agreement by Oxford’s stockholders is required by Delaware law. Such adoption requires the affirmative vote of the holders of a majority of the shares of Oxford common stock outstanding on the record date and entitled to vote at the special meeting. Authorizing the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement will require the affirmative vote of Oxford stockholders representing a majority of the shares of Oxford common stock present and entitled to vote at the special meeting.

UnitedHealth Group Shareholder Approval

UnitedHealth Group shareholders are not required to adopt the merger agreement.

Recommendation of Oxford’s Board of Directors (see page 49)

After careful consideration, Oxford’s board of directors has unanimously approved and adopted the merger agreement and determined that the merger is advisable, fair to and in the best interests of, Oxford and its stockholders and unanimously recommends that Oxford stockholders vote “FOR” adoption of the merger agreement.

Fairness Opinion of Goldman, Sachs & Co. (see page 52)

Goldman, Sachs & Co., referred to as Goldman Sachs, delivered its written opinion to Oxford’s board of directors to the effect that, as of April 26, 2004, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the holders of the outstanding shares of Oxford common stock pursuant to the merger was fair from a financial point of view to those holders.

The full text of the written opinion of Goldman Sachs, dated April 26, 2004, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of Oxford’s board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of Oxford common stock should vote with respect to the merger. Oxford’s stockholders are urged to read the opinion in its entirety.

Risk Factors (see page 26)

See “Risk Factors” for a discussion of factors you should carefully consider before deciding how to vote your shares of Oxford common stock at the special meeting.

Conditions to the Merger (see page 83)

The parties’ obligations to complete the merger are subject to the prior satisfaction, or waiver to the extent permitted by law or stock exchange rule, of each of the following conditions specified in the merger agreement:

•	the merger agreement must be adopted by the holders of a majority of the outstanding shares of Oxford common stock as of the record date;

•	the waiting period (and any extension thereof) applicable to the merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act, or any other applicable competition, merger, antitrust or similar law shall have expired or been terminated;

•	specified governmental consents and approvals shall have been obtained and be in full force and effect;

•	there shall be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the consummation of the merger;

•	the shares of UnitedHealth Group common stock issuable to Oxford stockholders must have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange;

•	each of UnitedHealth Group and Oxford must have received an opinion of its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the representations and warranties of each party set forth in the merger agreement shall be true and correct without giving effect to any qualification as to materiality or material adverse effect, except where the failure to be true and correct would not reasonably be likely to have a material adverse effect on such party, in each case as of the date of the merger agreement and as of the date the merger is to be completed;

•	the parties to the merger agreement shall have performed in all material respects all of their obligations under the merger agreement; and

•	the registration statement, of which this proxy statement/prospectus is a part, must be effective under the Securities Act of 1933, as amended, referred to as the Securities Act, and must not be the subject of any stop order or proceeding seeking a stop order.

In addition, the obligations of UnitedHealth Group and Ruby Acquisition to complete the merger are subject to the satisfaction or waiver to the extent permitted by law or stock exchange rule, of each of the following conditions specified in the merger agreement:

•	there shall be no litigation or other proceeding by a governmental entity pending or threatened seeking (1) to challenge or restrain the consummation of the merger, (2) to prohibit or limit the ownership or operation of Oxford by UnitedHealth Group (including by requiring disposal of assets or requiring maintenance of operations), or (3) damages, which in the case of (2) or (3) would reasonably be likely to (A) have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or (B) materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger;

•	there shall be no legal restraint in effect which would reasonably be likely to have any of the effects set forth in (1) through (3) of the preceding bullet point; and

•	specified governmental consents and approvals, including State Department of Health and/or State Department of Insurance approvals, must have been obtained without conditions which would reasonably be likely to (1) have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or (2) materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger.

Under applicable law and stock exchange rules, the parties are able to waive the closing conditions with respect to pending or threatened litigation, representations and warranties, and performance of agreements and covenants; however, the merger agreement provides that neither party shall waive the condition regarding the receipt of the opinion of its tax counsel following the adoption of the merger agreement by Oxford stockholders unless further stockholder approval is obtained with appropriate disclosure.

Termination of the Merger Agreement (see page 84)

The merger agreement may be terminated by mutual consent, or by either UnitedHealth Group or Oxford, at any time before the completion of the merger under specified circumstances, including:

•	if the merger is not completed, through no fault of the terminating party, by December 31, 2004; subject to extension to February 28, 2005 to resolve a governmental or regulatory challenge to the merger (if all other conditions are satisfied);

•	if the Oxford stockholders do not adopt the merger agreement at the special meeting;

•	if any legal restraint permanently restraining, enjoining or otherwise prohibiting the merger, shall be in effect and shall have become final and nonappealable; or

•	if the other party has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform would give rise to the failure of specified closing conditions and is not cured or curable within 30 days following receipt of written notice of the breach.

In addition, the merger agreement may be terminated by UnitedHealth Group within 45 days of the date on which the Oxford board of directors (1) withdraws (or modifies in a manner adverse to UnitedHealth Group) its recommendation of the merger agreement or recommends an alternate takeover proposal or (2) fails to publicly confirm its recommendation of the merger agreement and the merger within three business days after a written request by UnitedHealth Group that it do so.

Payment of Termination Fee (see page 85)

Oxford has agreed to pay UnitedHealth Group a termination fee of $212,500,000 if the merger agreement is terminated under several specified circumstances. The termination fee is payable if the merger agreement is terminated by UnitedHealth Group within 45 days of Oxford withdrawing, modifying (in a manner adverse to UnitedHealth Group) or failing to confirm its recommendation of the merger agreement and the merger within three days of a request by UnitedHealth Group for such confirmation. The termination fee is also payable if Oxford enters into or consummates a takeover proposal within one year from the termination of the merger agreement, but only if a takeover proposal was communicated to Oxford or its stockholders after the date of the merger agreement, at least one such takeover proposal had not been withdrawn prior to the event giving rise to the right of termination and the merger agreement was terminated due to:

•	the merger not being consummated by December 31, 2004 or February 28, 2005, as applicable, and no vote to obtain Oxford stockholder approval has been held prior to such termination or

•	a failure to obtain Oxford stockholder adoption of the merger agreement at an Oxford stockholders meeting duly convened for such purpose or any adjournment or postponement thereof.

Finally, the termination fee is payable (1) if the merger agreement is terminated by UnitedHealth Group due to a willful breach by Oxford of its representations, warranties, covenants or agreements that is not cured within 30 days’ written notice from UnitedHealth Group or is incapable of being cured and which breach of representation or warranty would be reasonably likely to result in a material adverse effect on Oxford, or which breach of covenant or agreement shall constitute a failure to perform its obligations in a material respect, (2) a takeover proposal was communicated to Oxford or its stockholders after the date of the merger agreement, and (3) Oxford enters into or consummates a takeover proposal within one year after such termination. See “The Merger Agreement—Payment of Termination Fee” beginning on page 85.

No Solicitation of Transactions Involving Oxford (see page 82)

Oxford has agreed that it will not, whether directly or indirectly, until the merger is completed or the merger agreement is terminated:

•	solicit, initiate, cause, knowingly encourage or knowingly facilitate any inquiries or takeover proposals (as described below); or

•	participate in discussions or negotiations with, or furnish any information to, a third party in connection with or furtherance of a takeover proposal.

However, prior to the special meeting, Oxford may, in response to an unsolicited takeover proposal by a third party, and with two business days written notice to UnitedHealth Group, furnish information to, pursuant to a confidentiality agreement no less restrictive than the one with UnitedHealth Group, and participate in discussions with, such third party regarding the takeover proposal if:

•	Oxford’s board of directors determines in good faith, after receiving advice from its financial advisor and outside legal counsel, that the takeover proposal constitutes, or is reasonably likely to constitute, a superior proposal (as described below), and

•	Oxford’s board of directors determines in good faith, after receiving advice from its outside legal counsel, that such action is necessary in order to comply with its fiduciary duties under applicable law.

Additionally, Oxford’s board of directors is not prohibited from taking and disclosing to Oxford’s stockholders a position with respect to a tender offer as contemplated by Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. Furthermore, Oxford’s board of directors is not prohibited from making any required disclosure to Oxford stockholders if, in the good faith judgment of the board of directors (after receiving advice from its outside legal counsel), failure to so disclose would be inconsistent with its obligations under applicable law.

A takeover proposal is any inquiry, proposal or offer (other than the merger) for a merger, consolidation or other business combination with Oxford, for the issuance of 20% or more of the equity securities of Oxford as consideration for the assets or securities of a third party or for the acquisition of 20% or more of the assets or equity securities of Oxford. A superior proposal is a takeover proposal to acquire 50% or more of the outstanding capital stock of Oxford, or all or substantially all of the assets of Oxford and its subsidiaries, taken as a whole, (1) on terms that the Oxford board determines, in good faith, after receiving advice from its financial advisor and outside legal counsel, to be more favorable to Oxford’s stockholders from a financial point of view than the terms of the merger and (2) which is reasonably likely to be completed.

Interests of Certain Persons in the Merger (see page 66)

Certain executive officers and directors of Oxford have interests in the merger that are different from and in addition to the interests of Oxford stockholders generally. Messrs. Charles Berg, Steven Black, Paul Conlin, Kevin Hill, Kurt Thompson and Dr. Alan Muney have entered into employment agreements with UnitedHealth Group that become effective upon completion of the merger with certain provisions effective upon the signing of the merger agreement which thereby become void if the merger is not completed. These agreements generally provide for each executive officer to receive a lump sum payment in an amount equal to the cash severance he would have received under his existing employment agreement if his employment had been constructively terminated following a change in control of Oxford and an initial grant of stock options on completion of the merger. Mr. Berg’s agreement also provides for a grant of stock options on each anniversary of the completion of the merger subject to continued employment. Also, in connection with the merger, Mr. Daniel Gregoire’s existing employment agreement with Oxford was amended. This amendment generally provides that Mr. Gregoire will not be terminated by Oxford for the 12 months following the date of completion of the merger and that he will receive, on the date the merger is consummated, a lump sum payment equal to the cash severance he would have received if his employment had been terminated without cause or by reason of a constructive termination following a change in control of Oxford. In addition, either the adoption by Oxford’s stockholders of the merger agreement or the completion of the merger will result in the accelerated vesting of stock options (except options granted pursuant to the 1991 Non-employee Director Stock Option Plan or which have been or will be granted to employees after April 26, 2004 but before completion of the merger) that have been granted under Oxford’s equity compensation plans to employees, executive officers and directors. Restricted stock units held by Oxford’s executive officers will also vest immediately prior to the merger. Each non-employee director is entitled to receive an automatic grant of nonqualified options annually. In lieu of the 2004 stock option grant, at the recommendation of a nationally recognized independent compensation consultant, Oxford’s board of directors approved a payment of $210,000 to each non-employee director ($315,000 to the Chairman of the board of directors) as the cash equivalent value of the annual grant.

UnitedHealth Group also agreed in the merger agreement to indemnify and provide liability insurance to Oxford’s officers, directors, and certain employees. The directors of Oxford knew about these additional interests and considered them when they approved the merger.

Material U.S. Federal Income Tax Consequences of the Merger (see page 73)

The completion of the merger is conditioned on the receipt by Oxford and UnitedHealth Group of tax opinions from their respective counsel dated as of the date of the merger to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Oxford’s and UnitedHealth Group’s conditions relating to these tax opinions are not waivable following the adoption of the merger agreement by Oxford stockholders without reapproval by Oxford stockholders (with appropriate disclosure), and neither Oxford nor UnitedHealth Group intends to waive this condition. Assuming the merger so qualifies as a “reorganization,” which Oxford and UnitedHealth Group anticipate, an Oxford stockholder generally will, for U.S. federal income tax purposes, recognize gain, but not loss, equal to the lesser of (1) the excess, if any, of the fair market value of the UnitedHealth Group common stock and the amount of cash received by the stockholder over that stockholder’s adjusted tax basis in the Oxford common stock exchanged in the merger or (2) the amount of cash received by the stockholder in the merger. For further information concerning U.S. federal income tax consequences of the merger, please see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 73 of this proxy statement/prospectus.

Tax matters are very complicated and the consequences of the merger to any particular Oxford stockholder will depend on that stockholder’s particular facts and circumstances. Oxford stockholders are urged to consult their own tax advisors to determine their own tax consequences from the merger.

Accounting Treatment (see page 76)

UnitedHealth Group will account for the merger under the purchase method of accounting for business combinations.

Regulatory Matters (see page 72)

The merger is subject to U.S. antitrust laws. Each of UnitedHealth Group and Oxford intends to file the required notification and report forms with the Antitrust Division of the DOJ, and the U.S. Federal Trade Commission, referred to as the FTC, before the end of June 2004. The applicable waiting period will begin on the date of filing by both parties and will expire 30 days thereafter (or on the next regular business day if the 30th day falls on a Saturday, Sunday or legal public holiday), unless the waiting period is earlier terminated or extended by a request for additional information, in which case the waiting period will expire 30 days after substantial compliance by both parties with respect to the request for additional information or on the next regular business day if the 30th day falls on a Saturday, Sunday or legal public holiday. The DOJ or the FTC, as well as a state or private person, may challenge the merger at any time before or after its completion.

In addition, the Departments of Insurance of the States of New York, California, New Jersey and Connecticut, as well as the Department of Health of New York, must approve UnitedHealth Group’s acquisition of control of Oxford and certain Oxford subsidiaries. On May 10, 2004, UnitedHealth Group filed Form A “Statements Regarding The Acquisition Of Control Or Merger With A Domestic Insurer” or similar applications as required by law, in New York, California, New Jersey and Connecticut. Oxford will also need to amend its Certificate of Authority for Oxford Health Plans (NJ), Inc. in the State of New Jersey. These filings and approvals are more fully described at “The Merger—Regulatory Matters” beginning on page 72 of this proxy statement/prospectus.

Restrictions on the Ability to Sell UnitedHealth Group Common Stock (see page 76)

All shares of UnitedHealth Group common stock you receive in connection with the merger will be freely transferable unless you are considered an “affiliate” of either Oxford or UnitedHealth Group for the purposes of the Securities Act at the time the merger agreement is submitted to Oxford stockholders for adoption, in which case you will be permitted to sell the shares of UnitedHealth Group common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This proxy statement/prospectus does not register the resale of stock held by affiliates.

Dissenters’ or Appraisal Rights (see page 87)

Under Delaware law, you are entitled to appraisal rights in connection with the merger.

You will have the right under Delaware law to have the fair value of your shares of Oxford common stock determined by the Delaware Chancery Court. This right to appraisal is subject to a number of restrictions and technical requirements. Generally, in order to exercise your appraisal rights you must:

•	send a written demand to Oxford for appraisal in compliance with Delaware law before the vote on the merger;

•	not vote in favor of the merger; and

•	continuously hold your Oxford common stock, from the date you make the demand for appraisal through the closing of the merger.

Merely voting against the merger will not protect your rights to an appraisal, which requires all the steps provided under Delaware law. Requirements under Delaware law for exercising appraisal rights are described in further detail beginning on page 87. The relevant section of Delaware law regarding appraisal rights is reproduced and attached as Annex C to this proxy statement/prospectus.

If you vote for the merger, you will waive your rights to seek appraisal of your shares of Oxford common stock under Delaware law.

Surrender of Stock Certificates (see page 77)

Following the effective time of the merger, UnitedHealth Group will cause a letter of transmittal to be mailed to all holders of Oxford common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned as instructed in the letter of transmittal.

Certain Effects of the Merger (see page 104)

Upon completion of the merger, Oxford stockholders will become shareholders of UnitedHealth Group. The internal affairs of UnitedHealth Group are governed by the Minnesota Business Corporation Act and UnitedHealth Group’s articles of incorporation and bylaws. The merger will result in differences in the rights of Oxford stockholders, which are summarized in “Comparison of Rights of Shareholders of UnitedHealth Group and Stockholders of Oxford” beginning on page 104.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

OF UNITEDHEALTH GROUP INCORPORATED

The following table summarizes selected historical consolidated financial data of UnitedHealth Group which should be read in conjunction with the consolidated financial statements of UnitedHealth Group, and the notes thereto, included in Annex J and made part of this proxy statement/prospectus. The financial data for the five years ended December 31, 2003 has been derived from the audited consolidated financial statements of UnitedHealth Group. The financial data as of and for the three months ended March 31, 2004 and 2003 has been derived from the unaudited condensed consolidated financial statements of UnitedHealth Group included in Annex K and made a part of this proxy statement/prospectus. In the opinion of UnitedHealth Group’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the three months ended March 31, 2004 and 2003 have been reflected therein. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year. On May 7, 2003, UnitedHealth Group’s board of directors declared a two-for-one split of UnitedHealth Group’s common stock in the form of a 100 percent common stock dividend. The stock dividend was paid on June 18, 2003, to shareholders of record on June 2, 2003. All per share calculations reflect the two-for-one common stock split.

	For the Three Months Ended March 31,		For the Year Ended December 31,
(In millions, except per share data)	2004	2003	2003	2002	2001	2000	1999
Consolidated Operating Results	(1)
Revenues	$8,144	$6,975	$28,823	$25,020	$23,454	$21,122	$19,562

Earnings From Operations	$876	$653	$2,935	$2,186	$1,566	$1,200	$943
Net Earnings	$554	$403	$1,825	$1,352	$913	$736	$568
Return on Shareholders’ Equity (annualized)	35.9%	36.3%	39.0%	33.0%	24.5%	19.8%	14.1%

Basic Net Earnings Per Common Share	$0.92	$0.68	$3.10	$2.23	$1.46	$1.14	$0.82
Diluted Net Earnings Per Common Share	$0.88	$0.65	$2.96	$2.13	$1.40	$1.09	$0.80

Common Stock Dividends Per Share (annualized)	$0.03	$0.015	$0.015	$0.015	$0.015	$0.008	$0.008

Consolidated Cash Flows From (Used For):
Operating Activities	$910	$725	$3,003	$2,423	$1,844	$1,521	$1,189
Investing Activities	$(393)	$329	$(745)	$(1,391)	$(1,138)	$(968)	$(623)
Financing Activities	$(65)	$(382)	$(1,126)	$(1,442)	$(585)	$(739)	$(605)

Consolidated Financial Condition (As of period end)
Cash and Investments	$10,179	$6,595	$9,477	$6,329	$5,698	$5,053	$4,719
Total Assets	$20,852	$14,445	$17,634	$14,164	$12,486	$11,053	$10,273
Debt	$2,400	$1,802	$1,979	$1,761	$1,584	$1,209	$991
Shareholders’ Equity	$7,227	$4,444	$5,128	$4,428	$3,891	$3,688	$3,863
Debt-to-Total-Capital Ratio	24.9%	28.9%	27.8%	28.5%	28.9%	24.7%	20.4%

(1)	Amounts for the three months ended March 31, 2004 include the acquisition of Mid Atlantic Medical Services, Inc., referred to as MAMSI, for the period from February 11, 2004 to March 31, 2004.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

OF OXFORD HEALTH PLANS, INC.

The following table summarizes selected historical consolidated financial data of Oxford which should be read in conjunction with the consolidated financial statements of Oxford, and the notes thereto, included in Annexes D and E and made part of this proxy statement/prospectus. The financial data for the five years ended December 31, 2003 has been derived from the audited consolidated financial statements of Oxford. The financial data as of and for the three months ended March 31, 2004 and 2003 has been derived from the unaudited condensed consolidated financial statements of Oxford. In the opinion of Oxford’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the three months ended March 31, 2004 and 2003 have been reflected therein. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the full year.

	For the Three Months Ended March 31,		For the Year Ended December 31,
(In millions, except per share data)	2004	2003	2003	2002	2001	2000	1999
Consolidated Operating Results
Revenues	$1,411	$1,345	$5,452	$4,963	$4,421	$4,112	$4,198

Earnings From Operations	$146	$122	$604	$377	$512	$485	$164
Net Earnings for common shareholders	$87	$73	$352	$222	$322	$191	$274
Return on Shareholders’ Equity (annualized)	42.1%	53.2%	48.4%	44.7%	69.6%	41.7%	277.9%

Basic Net Earnings Per Common Share	$1.07	$0.87	$4.26	$2.55	$3.35	$2.26	$3.38
Diluted Net Earnings Per Common Share	$1.03	$0.86	$4.15	$2.45	$3.21	$2.02	$3.26

Common Stock Dividends Per Share (annualized)	$0.10	$—	$0.10	$—	$—	$—	$—

Consolidated Cash Flows From (Used For):
Operating Activities	$65	$114	$343	$344	$614	$405	$36
Investing Activities	$18	$(8)	$(278)	$(95)	$(102)	$(19)	$58
Financing Activities	$(3)	$(26)	$150	$(274)	$(365)	$(520)	$2

Consolidated Financial Condition (As of period end)
Cash and Investments	$2,060	$1,589	$1,967	$1,481	$1,366	$1,124	$1,224
Total Assets	$2,255	$1,907	$2,160	$1,754	$1,577	$1,445	$1,687
Debt	$397	$129	$404	$138	$153	$181	$368
Redeemable preferred stock	$—	$—	$—	$—	$—	$—	$344
Shareholders’ Equity	$823	$548	$727	$497	$463	$459	$99
Debt-to-Total-Capital Ratio	32.5%	19.1%	35.7%	21.7%	24.9%	28.2%	87.8%

MARKET PRICE AND DIVIDEND INFORMATION

Recent Closing Prices

The table below presents the closing price per share of UnitedHealth Group common stock on the New York Stock Exchange, and the closing price per share of Oxford common stock on the New York Stock Exchange, on April 23, 2004, the trading day immediately preceding the public announcement date of the merger, and on June 10, 2004, the most recent practicable date prior to the mailing of this proxy statement/prospectus, as well as the “equivalent stock price plus cash” of shares of Oxford common stock on such dates. The “equivalent stock price plus cash” of shares of Oxford common stock represents the closing sales price per share for UnitedHealth Group’s common stock on the New York Stock Exchange on April 23, 2004, the trading day immediately preceding the public announcement date of the proposed transaction, which was $65.95, and June 10, 2004, which was $63.86, in each case, multiplied by the exchange ratio, plus the cash consideration of $16.17 to be paid with respect to each share of Oxford common stock. The equivalent stock price on April 23, 2004 plus cash reflects an implied premium of $7.20 per share over the closing price per share of Oxford common stock on April 23, 2004. Keep in mind that the value of the merger consideration to be received by Oxford stockholders will fluctuate with changes in the price of UnitedHealth Group common stock – if the price of UnitedHealth Group’s common stock decreases, the value of the merger consideration will decrease. There can be no assurances as to the market price of UnitedHealth Group common stock at any time prior to the merger or any time thereafter. Stockholders should obtain current market quotations for shares of UnitedHealth Group common stock and Oxford common stock prior to making any decision with respect to the merger.

	UnitedHealth Group Common Stock (price per share)	Oxford Common Stock (price per share)	Oxford Equivalent Stock Price Plus Cash (price per share)
April 23, 2004	$65.95	$50.89	$58.09
June 10, 2004	$63.86	$55.92	$56.77

Historical Market Price Data

Oxford’s common stock is quoted on the New York Stock Exchange under the symbol “OHP.” UnitedHealth Group’s common stock is quoted on the New York Stock Exchange under the symbol “UNH.”

The following table sets forth the high and low sales prices per share of UnitedHealth Group and Oxford common stock as adjusted for all stock splits, as reported on the New York Stock Exchange for the periods indicated:

	UnitedHealth Group Common Stock		Oxford Common Stock
	High	Low	High	Low
2001
Quarter ended March 31, 2001	$32.18	$25.25	$39.56	$23.13
Quarter ended June 30, 2001	$33.70	$26.25	$31.63	$23.82
Quarter ended September 30, 2001	$35.00	$29.40	$30.59	$24.46
Quarter ended December 31, 2001	$36.40	$31.21	$31.50	$21.90

2002
Quarter ended March 31, 2002	$38.40	$33.93	$42.75	$28.64
Quarter ended June 30, 2002	$48.95	$37.57	$51.94	$40.46
Quarter ended September 30, 2002	$48.15	$40.74	$46.70	$34.81
Quarter ended December 31, 2002	$50.50	$37.52	$45.18	$32.00

2003
Quarter ended March 31, 2003	$46.35	$39.20	$39.25	$26.32
Quarter ended June 30, 2003	$52.67	$44.10	$46.60	$27.34
Quarter ended September 30, 2003	$56.25	$47.25	$46.67	$35.38
Quarter ended December 31, 2003	$58.15	$47.83	$45.60	$39.67

2004
Quarter ended March 31, 2004	$64.44	$56.20	$49.70	$42.84
Quarter ended June 30, 2004 (through June 10, 2004)	$68.50	$58.61	$60.87	$48.93

Dividend Information

Oxford paid a cash dividend of $0.10 per share on January 27, 2004 and a cash dividend of $0.10 per share on April 27, 2004. UnitedHealth Group paid a cash dividend of $0.03 per share on April 16, 2004.

Number of Stockholders

As of June 11, 2004, there were approximately 825 stockholders of record of Oxford common stock, as shown on the records of Oxford’s transfer agent for such shares. As of June 11, 2004, there were approximately 13,471 shareholders of record of UnitedHealth Group, as shown on the records of UnitedHealth Group’s transfer agent for such shares.

Shares Held by Certain Stockholders

Adoption of the merger agreement by Oxford’s stockholders requires the affirmative vote of the holders of a majority of the shares of Oxford common stock outstanding and entitled to vote at the special meeting. As of June 11, 2004, approximately 0.14% of the outstanding shares of Oxford common stock were held by directors and executive officers of Oxford and their affiliates. Neither UnitedHealth Group nor any of its directors or executive officers owns any shares of Oxford stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On April 26, 2004, UnitedHealth Group and Oxford entered into the merger agreement, pursuant to which Oxford will be merged with and into a subsidiary of UnitedHealth Group, with the subsidiary being the surviving entity. Under the terms of the agreement, holders of Oxford common stock will receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they own. Total consideration for the transaction, to be issued upon closing, is comprised of approximately 51.8 million shares of UnitedHealth Group common stock, valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing prices from April 22, 2004 through April 28, 2004, approximately $1.3 billion in cash, and UnitedHealth Group vested common stock options with an estimated fair value of $285 million to be issued in exchange for Oxford’s outstanding vested common stock options.

On February 10, 2004, UnitedHealth Group acquired Mid Atlantic Medical Services, Inc., referred to as MAMSI. Under the terms of the merger agreement, MAMSI stockholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock, valued at approximately $1.9 billion based on the average of the closing prices of UnitedHealth Group common stock for two days before, the day of, and two days following the acquisition announcement date of October 27, 2003, and $800 million in cash. The results of operations and financial condition of MAMSI have been included in the UnitedHealth Group historical financial statements since the February 10, 2004 acquisition date.

The unaudited pro forma condensed combined financial information gives effect to the acquisitions of Oxford and MAMSI by UnitedHealth Group as if the acquisitions had occurred on January 1, 2003 for purposes of the pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial information gives effect to the acquisition of Oxford by UnitedHealth Group as if the acquisition had occurred on March 31, 2004 for purposes of the pro forma condensed combined balance sheet as of March 31, 2004.

Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets of an acquired entity based on their estimated fair values as of the completion of the transaction. A final determination of these fair values will include management’s consideration of a valuation prepared by an independent valuation specialist. This valuation will be based on the actual net tangible and intangible assets of the acquired entity that exist as of the closing date of the transaction.

Because this unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates of fair values, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in this unaudited pro forma condensed combined financial information. In addition to the independent valuation, the impact of any integration activities, the timing of completion of the transaction and other changes in Oxford’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences from the information presented below.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of UnitedHealth Group and Oxford, included in Annexes D, E, F, G, J and K and made part of this proxy statement/prospectus, and the summary historical consolidated financial data included elsewhere in this proxy statement/prospectus. All share and per share amounts have been restated to reflect the UnitedHealth Group two-for-one common stock split that occurred on June 18, 2003. The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of UnitedHealth Group that would have been reported had the transactions been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of UnitedHealth Group.

Pro Forma Condensed Combined Statement of Operations

Three Months Ended March 31, 2004

(Unaudited)

(In millions, except per share amounts)

	Historical
	(b) UnitedHealth Group	MAMSI January 1 to February 10, 2004		Oxford	(a) Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
Revenues
Premiums	$7,264	$303		$1,384	$(23)	$—		$8,928
Services	789	8		3	2	—		802
Investment and Other Income	91	2		24		(2	)(l)	115

Total Revenues	8,144	313		1,411	(21)	(2)		9,845

Medical and Operating Costs
Medical Costs	5,869	235	(r)	1,118	(24)	—		7,198
Operating Costs	1,317	36		140	3	—		1,496
Depreciation and Amortization	82	1		7		5 13	(d) (e)	108

Total Medical and Operating Costs	7,268	272		1,265	(21)	18		8,802

Earnings From Operations	876	41	(r)	146	—	(20)		1,043
Interest Expense	(24)	—		(5)		5	(l)	(41)
						(16	)(k)
						(1	)(m)

Earnings Before Income Taxes	852	41	(r)	141	—	(32)		1,002
Provision for Income Taxes	(298)	(14)		(54)	—	11	(n)	(355)

Net Earnings	$554	$27	(r)	$87	$—	$(21)		$647

Basic Net Earnings Per Common Share	$0.92							$0.97

Diluted Net Earnings Per Common Share	$0.88							$0.92

Basic Weighted-Average Number of Common Shares Outstanding	601.0					36.4	(o)	669.2

						(20.0	)(o)

						51.8	(p)

Diluted Weighted-Average Number of Common Shares Outstanding	630.0					36.4	(o)	700.8

						(20.0	)(o)

						51.8	(p)

						2.6	(q)

Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2003

(Unaudited)

(In millions, except per share amounts)

	Historical
	UnitedHealth Group	MAMSI	Oxford	(a) Reclassification Adjustments	Pro Forma Adjustments		Pro Forma Combined
Revenues
Premiums	$25,448	$2,624	$5,339	$(169)	$—		$33,242
Services	3,118	47	12	23	—		3,200
Investment and Other Income	257	17	101	—	(8	)(l)	367

Total Revenues	28,823	2,688	5,452	(146)	(8)		36,809

Medical and Operating Costs
Medical Costs	20,714	2,117	4,242	(171)	—		26,902
Operating Costs	4,875	302	577	25	—		5,779
Depreciation and Amortization	299	12	29	—	19	(d)	409
					50	(e)

Total Medical and Operating Costs	25,888	2,431	4,848	(146)	69		33,090

Earnings From Operations	2,935	257	604	—	(77)		3,719
Interest Expense	(95)	(1)	(20)	—	20	(l)	(172)
					(66	)(k)
					(10	)(m)

Earnings Before Income Taxes	2,840	256	584	—	(133)		3,547
Provision for Income Taxes	(1,015)	(90)	(232)	—	47	(n)	(1,290)

Net Earnings	$1,825	$166	$352	$—	$(86)		$2,257

Basic Net Earnings Per Common Share	$3.10						$3.33

Diluted Net Earnings Per Common Share	$2.96						$3.19

Basic Weighted-Average Number of Common Shares Outstanding	589.0				36.4	(o)	677.2

					51.8	(p)

Diluted Weighted-Average Number of Common Shares Outstanding	617.0				36.4	(o)	707.8

					51.8	(p)

					2.6	(q)

Pro Forma Condensed Combined Balance Sheet

As of March 31, 2004

(Unaudited)

(In millions)

	Historical		Pro Forma Adjustments		Pro Forma Combined
	United Health Group	(s) Oxford
Assets
Current Assets
Cash and Cash Equivalents	$2,714	$617	$(397	)(l)	$2,934
Short-Term Investments	216	31	—		247
Accounts Receivable, Net	873	38	—		911
Assets Under Management	1,989	—	—		1,989
Deferred Income Taxes and Other	652	83	—		735

Total Current Assets	6,444	769	(397)		6,816

Long-Term Investments	7,249	1,412	—		8,661
Property, Equipment, Capitalized Software and Other Assets, net	1,182	52	—		1,234
Goodwill	5,446	14	(14	)(i)	9,142
			3,696	(c)
Intangible Assets, net	531	8	(8	)(i)	1,266
			735	(c)(e)

Total Assets	$20,852	$2,255	$4,012		$27,119

Liabilities and Shareholders’ Equity
Current Liabilities
Medical Costs Payable	$4,664	$693	$—		$5,357
Accounts Payable and Accrued Liabilities	1,589	197	15	(f)	1,801
Other Policy Liabilities	2,074	—	—		2,074
Short-Term Debt and Current Maturities of Long-Term Debt	150	4	(4	)(l)	150
Unearned Premiums	662	145	—		807

Total Current Liabilities	9,139	1,039	11		10,189

Long-Term Debt, less current maturities	2,250	393	(393	)(l)	3,568
			1,318	(c)(g)
Future Policy Benefits for Life and Annuity Contracts	1,614	—	—		1,614
Deferred Income Taxes and Other Liabilities	622	—	257	(c)(h)	879

Shareholders’ Equity
Common Stock	6	1	(1	) (i)	6
Additional Paid-In Capital	1,558	776	(776	)(i)	5,200
			3,642	(c)(j)
Treasury Stock	—	(816)	816	(i)	—
Unearned Restricted Stock Unit Compensation		(16)	16	(i)	—
Retained Earnings	5,469	859	(859	)(i)	5,469
Accumulated Other Comprehensive Income: Net Unrealized Gains on Investments, net of tax effects	194	19	(19	)(i)	194

Total Shareholders’ Equity	7,227	823	2,819		10,869

Total Liabilities and Shareholders’ Equity	$20,852	$2,255	$4,012		$27,119

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(a)	Reflects the reclassification of certain historical MAMSI amounts to conform to financial reporting being used prospectively by the combined company. While we have conducted preliminary reviews of accounting and financial reporting policy differences relating to Oxford, this review is ongoing and will continue throughout the merger process. As such, additional reclassifications or pro forma adjustments may be identified.

(b)	The MAMSI acquisition closed on February 10, 2004. The pro forma condensed combined balance sheet as of March 31, 2004 includes the effects of the MAMSI acquisition in the UnitedHealth Group historical information. The pro forma condensed combined statement of operations for the three months ended March 31, 2004 includes MAMSI’s results of operations from February 11, 2004 to March 31, 2004 in the UnitedHealth Group historical information. This acquisition resulted in the issuance of UnitedHealth Group common stock and cash based upon the exchange ratio of 0.82 share of UnitedHealth Group common stock and $18 of cash for each outstanding share of MAMSI common stock. The average market price per share of UnitedHealth Group common stock of $53.05 was based upon the average of the closing prices for a range of trading days (October 23, 2003 through October 29, 2003) around the announcement date (October 27, 2003) of the transaction. This resulted in an estimated purchase price of $2,745 million ($1,932 million in stock, $800 million in cash and $13 million of estimated transaction costs) as follows (in millions, except per share amounts):

Stock Consideration
UnitedHealth Group average market price per share (measured as described above)	$53.05
Exchange ratio	0.82

Equivalent per share consideration	$43.50
Outstanding shares of MAMSI	44.41

Fair value of UnitedHealth Group shares issued		$1,932

Cash Consideration
Per share cash consideration	$18.00
Outstanding shares of MAMSI	44.41

Cash paid		800
Estimated transaction costs		13

Purchase price		$2,745

The MAMSI purchase price of $2,745 million has been preliminarily allocated to acquired tangible assets and liabilities based upon their estimated fair values as of the acquisition date. The estimated excess purchase price has been preliminarily allocated as detailed below (in millions):

Purchase price	$2,745
Net tangible assets at acquisition date	(655)

Total excess purchase price	2,090
Estimated finite-lived intangibles	(360)
Deferred tax liability for finite-lived intangibles	126

Estimated goodwill	$1,856

(c)

The unaudited pro forma condensed combined financial information gives effect to the Oxford acquisition, which was announced on April 26, 2004. This acquisition gives effect to the expected issuance of UnitedHealth Group common stock and cash based upon the exchange ratio of 0.6357 share of UnitedHealth

Group common stock and $16.17 of cash for each outstanding share of Oxford common stock. The average market price per share of UnitedHealth Group common stock of $64.78 is based upon the average of the closing prices for a range of trading days (April 22, 2004 through April 28, 2004) around the announcement date (April 26, 2004) of the transaction. This results in an estimated purchase price of $4,975 million ($3,357 million in stock, $1,318 million in cash, $285 million for the estimated fair value of UnitedHealth Group vested common stock options issued in exchange for outstanding Oxford vested common stock options and $15 million of estimated transaction costs) as follows (in millions, except per share amounts):

Stock Consideration
UnitedHealth Group average market price per share (measured as described above)	$64.78
Exchange ratio	0.6357

Equivalent per share consideration	$41.18
Outstanding shares of Oxford	81.52

Fair value of UnitedHealth Group shares to be issued		$3,357

Converted Stock Options
Estimated UnitedHealth Group vested stock options to be issued	8.14
Estimated fair value of stock options to be issued	$35

Estimated fair value of stock options to be issued		285

Total estimated fair value of equity instruments to be issued		3,642

Cash Consideration
Per share cash consideration	$16.17
Outstanding shares of Oxford	81.52

Cash to be paid		1,318
Estimated transaction costs		15

Estimated purchase price		$4,975

The estimated Oxford purchase price of $4,975 million has been preliminarily allocated to acquired tangible assets and liabilities based upon their estimated fair values as of March 31, 2004. The estimated excess purchase price has been preliminarily allocated as detailed below (in millions):

Estimated purchase price	$4,975
Net tangible assets—Oxford March 31, 2004 balance sheet	(801)

Total excess purchase price	4,174
Estimated finite-lived intangibles	(735)
Deferred tax liability for finite-lived intangibles	257

Estimated goodwill	$3,696

(d)	Finite-lived intangible assets relating to the MAMSI acquisition have been initially recorded in the UnitedHealth Group historical information at $360 million and consist mainly of membership lists, provider networks and non-compete agreements. The estimated weighted average useful life is approximately 19 years and the estimated annual amortization expense is approximately $19 million.

(e)	Finite-lived intangible assets relating to the Oxford acquisition have been estimated at approximately $735 million, consisting mainly of membership lists, provider networks and non-compete agreements. The estimated weighted average useful life is approximately 15 years and the estimated annual amortization expense is approximately $50 million.

(f)	Represents an accrual of $15 million for transaction costs as a result of the merger.

(g)	Represents the borrowing of the cash to be paid as consideration in the Oxford transaction as detailed in note (c).

(h)	Represents the deferred tax liability established for the book and tax basis difference of finite-lived intangible assets, which are amortizable for book purposes but not for tax.

(i)	Represents the elimination of Oxford’s equity accounts and goodwill and intangible asset accounts.

(j)	Represents the issuance of UnitedHealth Group stock and stock options as consideration paid in the Oxford transaction as detailed in note (c).

(k)	Represents the estimated interest expense associated with borrowing the $1,318 million cash to be paid as consideration in the Oxford transaction. The interest rate is based on the issuance of five- to ten-year fixed-rate debt and our estimated current borrowing rate of approximately 5.0% for such debt.

(l)	Represents the payoff of the Oxford debt of $397 million at closing and the corresponding estimated reduction in interest expense and interest income. The effective interest rate used for the investment interest income was 2.0% based upon estimated current interest rates on Oxford’s short term investments.

(m)	Represents the estimated interest expense associated with borrowing the $800 million cash paid as consideration in the MAMSI transaction. The interest expense is based on the issuance of $500 million of five- to ten-year floating-rate debt and $300 million of commercial paper at an estimated weighted average interest rate of approximately 1.3%. The impact on interest expense of a 1/8% change in interest rates would be $1 million. For the March 31, 2004 pro forma condensed combined statement of operations, the estimated interest expense is for the period January 1, 2004 to February 10, 2004 since interest expense for the remaining period during the quarter is reflected in the UnitedHealth Group historical information.

(n)	Represents the pro forma tax effect of the MAMSI and Oxford pro forma adjustments based upon the statutory federal income tax rate of 35%.

(o)	Represents the increase in weighted average shares outstanding from the MAMSI acquisition based on the issuance of 36.4 million shares of UnitedHealth Group common stock at the beginning of the period presented. In the March 31, 2004 pro forma condensed combined statement of operations, this is partially offset by 20.0 million in weighted average shares outstanding that had been included in the UnitedHealth Group historical information since the 36.4 million shares were issued during that period. The 20.0 million represents the pro rata portion of the quarter ended March 31, 2004 that the shares were outstanding.

(p)	Represents the increase in weighted average shares outstanding from the Oxford acquisition based on assuming the issuance of 51.8 million shares of UnitedHealth Group common stock at the beginning of the period presented. The share issuance is based upon the 81.5 million outstanding shares of Oxford stock multiplied by the 0.6357 exchange ratio as detailed in note (c).

(q)	Represents the estimated common stock equivalents related to the issuance of 8.14 million vested options to purchase shares of UnitedHealth Group common stock in exchange for the outstanding options to purchase shares of Oxford common stock at March 31, 2004 as detailed in note (c). This was calculated using the “Treasury Stock” method under FAS No. 128 and using a $33.39 average exercise price and $64.78 average common stock fair value.

(r)	Includes favorable development of the December 31, 2003 medical cost payable estimates of approximately $7 million ($5 million net of tax).

(s)	For comparison purposes, investments available for sale at fair value have been reclassified between short and long term investments based on final maturities.

UNAUDITED COMPARATIVE PER SHARE DATA

In the following table, UnitedHealth Group and Oxford provide you with historical and unaudited pro forma combined per share data, after giving effect to the merger and the issuance of 0.6357 shares of UnitedHealth Group common stock and the payment of $16.17 in cash in exchange for each share of Oxford common stock. This data should be read along with the selected consolidated historical financial data and the historical financial statements of UnitedHealth Group and Oxford and the notes thereto that are included in Annexes D and J and attached hereto and made part hereof. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented. The Oxford equivalent pro forma combined per share data is calculated by multiplying the pro forma combined UnitedHealth Group common stock per share amounts by the exchange ratio of 0.6357.

	As of or For the Year Ended December 31, 2003	As of or For the Three Months Ended March 31, 2004
UnitedHealth Group Historical Per Share of Common Stock:
Basic Net Earnings Per Share of Common Stock	$3.10	$0.92
Diluted Net Earnings Per Share of Common Stock	$2.96	$0.88
Book Value Per Share of Common Stock	$8.80	$11.77
Cash Dividends Per Share of Common Stock	$0.015	$0.03
Oxford Historical Per Share of Common Stock:
Basic Net Earnings Per Share of Common Stock	$4.26	$1.07
Diluted Net Earnings Per Share of Common Stock	$4.15	$1.03
Book Value Per Share of Common Stock	$8.95	$10.10
Cash Dividends Per Share of Common Stock	$0.10	$0.10
Pro Forma Combined Per Share of UnitedHealth Group Common Stock:
Basic Net Earnings Per Share of Common Stock	$3.33	$0.97
Diluted Net Earnings Per Share of Common Stock	$3.19	$0.92
Book Value Per Share of Common Stock	n/a	$16.32
Cash Dividends Per Share of Common Stock	n/a	$0.03
Pro Forma Combined Per Share of Oxford Equivalent Common Stock:
Basic Net Earnings Per Share of Common Stock	$2.12	$0.62
Diluted Net Earnings Per Share of Common Stock	$2.03	$0.59
Book Value Per Share of Common Stock	n/a	$10.38
Cash Dividends Per Share of Common Stock	n/a	$0.019

RISK FACTORS

Before you vote for adoption of the merger agreement, you should carefully consider the risks described below in addition to the other information contained in this proxy statement/prospectus, including the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 36. By voting in favor of the merger, you will be choosing to invest in UnitedHealth Group common stock. The risks and uncertainties described below are not the only ones facing UnitedHealth Group. If any of the following risks actually occur, UnitedHealth Group’s business, financial condition or results of operations could be materially adversely affected, the value of UnitedHealth Group’s common stock could decline and you may lose all or part of your investment.

Risks Associated with the Merger

The anticipated benefits of acquiring Oxford may not be realized.

UnitedHealth Group and Oxford entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for UnitedHealth Group in the tri-state area, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether UnitedHealth Group integrates Oxford in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact UnitedHealth Group’s business, financial condition and operating results.

UnitedHealth Group may have difficulty integrating Oxford and may incur substantial costs in connection with the integration.

UnitedHealth Group has acquired approximately 45 businesses over the last six years. Although UnitedHealth Group has not experienced any material unanticipated difficulties or expenses in connection with integrating these acquisitions, the possibility exists that such difficulties or expenses could be experienced in connection with the merger, especially given the relatively large size of the merger. The time and expense associated with converting the businesses of the combined company to a common platform and negotiating amended or new contracts with physicians, other health care professionals and facilities, as well as other service providers may exceed management’s expectations and limit or delay the intended benefits of the transaction. Similarly, the process of combining sales and marketing and network management forces, consolidating administrative functions, and coordinating product and service offerings can take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the benefits of the transaction may be reduced, at least for a period of time.

Integrating Oxford will be a complex, time-consuming and expensive process. Before the merger, UnitedHealth Group and Oxford operated independently, each with its own business, products, customers, employees, culture and systems.

UnitedHealth Group may face substantial difficulties, costs and delays in integrating Oxford. These factors may include:

•	potential difficulty in leveraging the value of the separate technologies of the combined company;

•	perceived adverse changes in product offerings available to customers or customer service standards, whether or not these changes do, in fact, occur;

•	managing customer and provider overlap and potential pricing conflicts;

•	costs and delays in implementing common systems and procedures;

•	potential charges to earnings resulting from the application of purchase accounting to the transaction;

•	difficulty comparing financial reports due to differing management systems;

•	diversion of management resources from the business of the combined company;

•	the retention of existing customers of each company;

•	reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;

•	retaining and integrating management and other key employees of the combined company; and

•	coordinating infrastructure operations in an effective and efficient manner.

After the merger, we may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. We may be unsuccessful in implementing the integration of these systems and processes. UnitedHealth Group operates in all fifty states as well as internationally and conducts business through four related but distinct business segments. UnitedHealth Group employs approximately 37,000 people. For its fiscal year 2003, UnitedHealth Group’s revenues were approximately $28.8 billion. By contrast, Oxford’s operations are concentrated in New York, New Jersey and Connecticut. While the companies believe they share similar cultural characteristics and philosophies, the differences in size and scope of operations may affect the companies’ management processes.

Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside the control of either company.

We must obtain several governmental consents to complete the merger, which, if delayed, not granted or granted with unacceptable conditions may jeopardize or postpone the merger, result in additional expense or reduce the anticipated benefits of the transaction.

We must obtain specified approvals and consents in a timely manner from federal and state agencies prior to the completion of the merger. If we do not receive these approvals on terms that satisfy the merger agreement, then we will not be obligated to complete the merger. The governmental agencies from which we seek approvals have broad discretion in administering relevant laws and regulations. As a condition to approval of the merger, agencies may impose requirements, limitations or costs that could negatively affect the way the combined companies conduct business. UnitedHealth Group is not obligated to complete the merger if an agency imposes a requirement, limitation or additional cost that would reasonably be likely to have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or that would materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger. If UnitedHealth Group decides to agree to any material requirements, limitations or costs in order to obtain any approvals required to complete the merger, these requirements, limitations or additional costs could adversely affect UnitedHealth Group’s ability to integrate the business of Oxford or reduce the anticipated benefits of the merger. The merger is subject to the requirements of the HSR Act, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC and certain waiting periods are terminated or expire.

UnitedHealth Group is required to file acquisition of control and other transaction-related filings for approval with the New York, California, New Jersey and Connecticut Insurance Departments as well as filings with the Department of Health in New York and the Department of Health and Senior Services of New Jersey. If such approvals are not obtained, neither UnitedHealth Group nor Oxford will be obligated to complete the merger.

No material commercial third party consents or approvals are required in connection with the proposed transaction.

The value of the shares of UnitedHealth Group common stock that Oxford stockholders receive in the merger will vary as a result of the fixed exchange ratio and fluctuations in the price of UnitedHealth Group’s common stock.

At the effective time of the merger, each outstanding share of Oxford common stock will be converted into the right to receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash. The ratio at which the shares will be converted is fixed and any changes in the price of UnitedHealth Group common stock will affect the value of the consideration that Oxford stockholders receive in the merger such that if the price of UnitedHealth Group common stock declines prior to completion of the merger, the value of the merger consideration to be received by Oxford stockholders will decrease. Stock price variations could be the result of changes in the business, operations or prospects of UnitedHealth Group, Oxford or the combined company, market assessments of the likelihood that the merger will be completed within the anticipated time or at all, general market and economic conditions and other factors which are beyond the control of UnitedHealth Group or Oxford. Recent market prices of UnitedHealth Group common stock and Oxford common stock are set forth on page 16 under the heading “Market Price and Dividend Information.”

We encourage Oxford stockholders to obtain current market quotations for UnitedHealth Group common stock and Oxford common stock. The price of UnitedHealth Group common stock and Oxford common stock at the effective time of the merger may vary from their prices on the date of this proxy statement/prospectus and at the time of the special meeting. The historical prices of UnitedHealth Group’s common stock and Oxford’s common stock included in this proxy statement/prospectus are not indicative of their prices on the date the merger is effective. The future market prices of UnitedHealth Group common stock and Oxford common stock cannot be guaranteed or predicted.

The merger may result in a loss of customers and partners.

Some customers may seek alternative sources of product and/or service after the announcement of the merger due to, among other reasons, a desire not to do business with the combined company or perceived concerns that the combined company may not continue to support and develop certain product lines. The combined company could experience some customer attrition by reason of announcement of the merger or after the merger. Difficulties in combining operations could also result in the loss of partners and potential disputes or litigation with customers, partners or others. Any steps by management to counter such potential increased customer or partner attrition may not be effective. Failure by management to control attrition could result in worse than anticipated financial performance.

If the conditions to the merger are not met, the merger may not occur.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. For a more complete discussion of the conditions to the merger, please see “The Merger Agreement—Conditions to the Merger” beginning on page 83. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rule, the merger will not occur or will be delayed, and each of UnitedHealth Group and Oxford may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions, must be satisfied or waived, if permissible, before UnitedHealth Group and Oxford are obligated to complete the merger:

•	the merger agreement must be adopted by the holders of a majority of the outstanding shares of Oxford common stock as of the record date;

•	the waiting period (and any extension thereof) applicable to the merger pursuant to the HSR Act, or any other applicable competition, merger, antitrust or similar law shall have expired or been terminated;

•	specified governmental consents and approvals shall have been obtained and be in full force and effect; and

•	there shall be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the consummation of the merger.

In addition, the obligations of UnitedHealth Group and Ruby Acquisition to complete the merger are subject to the satisfaction or waiver to the extent permitted by law or stock exchange rule, of each of the following conditions specified in the merger agreement:

•	there shall be no litigation or other proceeding by a governmental entity pending or threatened seeking (1) to challenge or restrain the consummation of the merger, (2) to prohibit or limit the ownership or operation of Oxford by UnitedHealth Group (including by requiring disposal of assets or requiring maintenance of operations), or (3) damages, which in the case of (2) or (3) would reasonably be likely to (A) have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or (B) materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger;

•	there shall be no legal restraint in effect which would reasonably be likely to have any of the effects set forth in (1) through (3) of the above bullet point; and

•	specified governmental consents, including State Department of Health and/or State Department of Insurance approvals, must have been obtained without conditions which would reasonably be likely to (1) have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or (2) materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger.

UnitedHealth Group and Oxford may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Each of the conditions to UnitedHealth Group’s and Oxford’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of UnitedHealth Group and Oxford if the condition is a condition to both UnitedHealth Group’s and Oxford’s obligations to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of UnitedHealth Group and Oxford will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. However, UnitedHealth Group and Oxford generally do not expect any such waiver to be significant enough to require resolicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require resolicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval. UnitedHealth Group and Oxford have agreed, however, that neither party shall waive the condition regarding the receipt of the opinion of its tax counsel following the adoption of the merger agreement by Oxford stockholders unless further stockholder approval is obtained with appropriate disclosure.

Some directors and executive officers of Oxford have interests that differ from those of Oxford stockholders in recommending that Oxford stockholders vote in favor of adoption of the merger agreement.

Certain executive officers and directors of Oxford have interests in the merger that are different from and in addition to the interests of Oxford stockholders generally. Messrs. Charles Berg, Steven Black, Paul Conlin, Kevin Hill, Kurt Thompson and Dr. Alan Muney have entered into employment agreements with UnitedHealth Group that become effective upon completion of the merger with certain provisions effective upon the signing of the merger agreement which thereby become void if the merger is not completed. These agreements generally provide for each executive officer to receive a lump sum payment in an amount equal to the cash severance he would have received under his existing employment agreement if his employment had been constructively terminated following a change in control of Oxford and an initial grant of stock options on completion of the merger. Mr. Berg’s agreement also provides for a grant of stock options on each anniversary of the completion of the merger subject to continued employment. Also, in connection with the merger, Mr. Daniel Gregoire’s existing employment agreement with Oxford was amended. This amendment generally provides that Mr. Gregoire will not be terminated by Oxford for the 12 months following the date of completion of the merger and that he will receive, on the date the merger is consummated, a lump sum payment equal to the cash severance he would have received if his employment had been terminated without cause or by reason of a constructive termination following a change in control of Oxford. In addition, either the adoption by Oxford’s stockholders of the merger agreement or the completion of the merger will result in the accelerated vesting of stock options (except options granted pursuant to the 1991 Non-employee Director Stock Option Plan or which have been or will be granted to employees after April 26, 2004 but before completion of the merger) that have been granted under Oxford’s equity compensation plans to employees, executive officers and directors. Restricted stock units held by Oxford’s executive officers will also vest immediately prior to the merger. Each non-employee director is entitled to receive an automatic grant of nonqualified options annually. In lieu of the 2004 stock option grant, at the recommendation of a nationally recognized independent compensation consultant, Oxford’s board of directors approved a payment of $210,000 to each non-employee director ($315,000 to the Chairman of the board of directors) as the cash equivalent value of the annual grant.

UnitedHealth Group also agreed in the merger agreement to indemnify and provide liability insurance to Oxford’s officers and directors. The directors of Oxford knew about these additional interests and considered them when they approved the merger.

Such interests may influence directors in making their recommendation that you vote in favor of the merger agreement and officers in supporting the merger. For more information about these interests, please see “Interests of Certain Persons in the Merger” beginning on page 66.

The value of the shares of UnitedHealth Group common stock that Oxford stockholders receive in the merger, as well as the percentage of the outstanding shares of capital stock of UnitedHealth Group held by Oxford stockholders following the merger, may decline as a result of additional acquisitions by UnitedHealth Group in the future.

UnitedHealth Group may, as part of its business strategy, pursue additional acquisitions of companies or businesses. Any acquisition strategy is subject to inherent risk and UnitedHealth Group cannot guarantee that it will be able to complete any acquisition, including the ability to identify potential partners, successfully negotiate economically beneficial terms, successfully integrate such business, retain its key employees and achieve the anticipated revenue, cost benefits or synergies. For example, in February 2004 UnitedHealth Group completed its acquisition of MAMSI for approximately $800 million in cash and $1.9 billion in UnitedHealth Group common stock. UnitedHealth Group may be unable to integrate MAMSI’s personnel and culture, employee benefits, products, distribution channel, supplier relationships and information technology into the larger UnitedHealth Group organization. Additionally, UnitedHealth Group may issue additional shares of UnitedHealth Group common stock in connection with any future acquisition which could dilute the holdings of UnitedHealth Group common stock by former Oxford stockholders.

Risks Related to UnitedHealth Group’s Business

UnitedHealth Group must effectively manage its health care costs.

Under risk-based product arrangements, UnitedHealth Group assumes the risk of both medical and administrative costs for its customers in return for a monthly premium. Premium revenues from risk-based products (excluding AARP) comprise approximately 75% of UnitedHealth Group’s total consolidated revenues. UnitedHealth Group uses approximately 80% to 85% of its premium revenues to pay the costs of health care services delivered to its customers. The profitability of UnitedHealth Group’s risk-based products depends in large part on its ability to predict accurately, price for, and manage effectively health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. UnitedHealth Group’s premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although UnitedHealth Group bases the premiums it charges on its estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. Relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in UnitedHealth Group’s financial results. For example, if medical costs increased by an additional one percent for UnitedHealthcare’s commercial insured products, UnitedHealth Group’s annual net earnings for 2003 would have been reduced by approximately $75 million. In addition, the financial results UnitedHealth Group reports for any particular period include estimates of costs incurred for which the underlying claims have not been received by UnitedHealth Group or for which the claims have been received but not processed. If these estimates prove too high or too low, the effect of the change would be included in future results.

UnitedHealth Group faces intense competition in many of its markets and customers have flexibility in moving between competitors.

UnitedHealth Group’s businesses compete throughout the United States and face significant competition in all of the geographic markets in which they operate. For UnitedHealth Group’s Uniprise and Health Care Services businesses, competitors include Aetna, Anthem, Cigna, Coventry, Humana, PacifiCare, WellPoint, numerous for profit and not for profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. UnitedHealth Group’s Specialized Care Services and Ingenix business segments also compete with a number of businesses. Moreover, UnitedHealth Group believes the barriers to entry in many markets are not substantial, so the addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving to competitors. These competitors in particular markets may have capabilities that give them a competitive advantage. Greater market share, established reputation, superior supplier arrangements, existing business relationships, and other factors all can provide a competitive advantage. In addition, significant merger and acquisition activity has occurred in the industries in which UnitedHealth Group operates, both as to its competitors and suppliers to these industries. This level of consolidation makes it more difficult for UnitedHealth Group to retain or increase customers, to improve the terms on which it does business with its suppliers, and to maintain or advance its profitability.

UnitedHealth Group’s relationship with AARP is significant to its Ovations business.

Under UnitedHealth Group’s 10-year contract with AARP which was initiated in 1998, UnitedHealth Group provides Medicare Supplement and Hospital Indemnity health insurance and other products to AARP members. As of March 31, 2004, UnitedHealth Group’s portion of AARP’s insurance program represented approximately $4.1 billion in annual net premium revenue from approximately 3.8 million AARP members. UnitedHealth Group’s AARP contract may be terminated early by UnitedHealth Group or AARP under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of UnitedHealth Group’s AARP arrangement depends, in part, on UnitedHealth Group’s ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes. Additionally, events that adversely affect AARP or one of its other business partners for its member insurance program could have an adverse effect on the success of UnitedHealth Group’s arrangement with AARP. For example, if consumers were dissatisfied with the products AARP offered or its reputation, if federal legislation limited opportunities in the Medicare market, or if the services provided by AARP’s other business partners were unacceptable, UnitedHealth Group’s business could be adversely affected.

The effects of the new Medicare reform legislation on UnitedHealth Group’s business are uncertain.

Recently enacted Medicare reform legislation is complex and wide-ranging. There are numerous provisions in the legislation that will influence UnitedHealth Group’s business, although at this early stage, it is difficult to predict the extent to which UnitedHealth Group’s businesses will be affected. While uncertain as to impact, UnitedHealth Group believes the increased funding provided in the legislation will intensify competition in the seniors health services market.

UnitedHealth Group’s business is subject to intense government scrutiny and UnitedHealth Group must respond quickly and appropriately to frequent changes in government regulations.

UnitedHealth Group’s business is regulated at the federal, state, local and international levels. The laws and rules governing UnitedHealth Group’s business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force UnitedHealth Group to change how it does business, restrict revenue and enrollment growth, increase its health care and administrative costs and capital requirements, and increase its liability in federal and state courts for coverage determinations, contract interpretation and other actions. UnitedHealth Group must obtain and maintain regulatory approvals to market many of its products, to increase prices for certain regulated products and to consummate its acquisitions and dispositions. Delays in obtaining or UnitedHealth Group’s failure to obtain or maintain these approvals could reduce its revenue or increase its costs.

UnitedHealth Group participates in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase UnitedHealth Group’s administrative or health care costs under such programs. Such changes have adversely affected UnitedHealth Group’s financial results and willingness to participate in such programs in the past and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of UnitedHealth Group’s business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; use and maintenance of individually identifiable health information; medical malpractice litigation; and government-sponsored programs. UnitedHealth Group cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase UnitedHealth Group’s costs, expose it to expanded liability, require it to revise the ways in which it conducts business or put it at risk for a loss of business.

UnitedHealth Group is also subject to various governmental investigations, audits and reviews. Such oversight could result in UnitedHealth Group’s loss of licensure or it right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could damage UnitedHealth Group’s reputation in various markets and make it more difficult for it to sell its products and services. UnitedHealth Group is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by the Centers for Medicare and Medicaid Services, state insurance and health and welfare departments, and state attorneys general, the Office of Personnel Management, the Office of the Inspector General and U.S. Attorneys. The results of pending matters are always uncertain.

UnitedHealth Group is dependent on its relationships with physicians, hospitals and other health care providers.

UnitedHealth Group contracts with physicians, hospitals, pharmaceutical benefit service providers and pharmaceutical manufacturers, and other health care providers for favorable prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on UnitedHealth Group’s part.

The nature of UnitedHealth Group’s business exposes it to significant litigation risks and its insurance coverage may not be sufficient to cover some of the costs associated with litigation.

Sometimes UnitedHealth Group becomes a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of UnitedHealth Group’s businesses, it is routinely made party to a variety of legal actions related to the design, management and offerings of its services. These matters include, but are not limited to, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against UnitedHealth Group and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including ERISA and the Racketeer Influenced Corrupt Organization Act. Although the expenses which UnitedHealth Group has incurred to date in defending the 1999 class action have not been material to its business, it will continue to incur expenses in the defense of the 1999 class action litigation and other matters, even if they are without merit.

Following the events of September 11, 2001, the cost of business insurance coverage has increased significantly. As a result, UnitedHealth Group has increased the amount of risk that it self-insures, particularly with respect to matters incidental to its business. UnitedHealth Group believes that it is adequately insured for claims in excess of its self-insurance, however, certain types of damages, such as punitive damages, are not covered by insurance. UnitedHealth Group records liabilities for its estimates of the probable costs resulting from self-insured matters. Although UnitedHealth Group believes the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

UnitedHealth Group’s businesses depend significantly on effective information systems and the integrity of the data it uses to run these businesses.

UnitedHealth Group’s ability to adequately price its products and services, provide effective and efficient service to its customers, and to accurately report its financial results depends significantly on the integrity of the data in UnitedHealth Group’s information systems. As a result of UnitedHealth Group’s acquisition activities, it has acquired additional systems. UnitedHealth Group has been taking steps to reduce the number of systems it operates and has upgraded and expanded its information systems capabilities. If the information UnitedHealth Group relies upon to run its businesses was found to be inaccurate or unreliable or if it fails to maintain effectively its information systems and data integrity, it could lose existing customers, have difficulty in attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

UnitedHealth Group depends on independent third parties, such as IBM, Unisys and Medco Health Solutions, Inc., with whom it has entered into agreements, for significant portions of its data center operations and pharmacy benefits management and processing. Even though UnitedHealth Group has appropriate provisions in its agreements with IBM, Unisys and Medco, including provisions with respect to specific performance standards, covenants, warranties, audit rights, indemnification, and other provisions, UnitedHealth Group’s dependence on these third parties makes its operations vulnerable to their failure to perform adequately under the contracts, due to internal or external factors. Although there are a limited number of service organizations with the size, scale and capabilities to effectively provide certain of these services, especially with regard to pharmacy benefits processing, UnitedHealth Group believes that other organizations could provide similar services on comparable terms. A change in service providers, however, could result in a decline in service quality and effectiveness or less favorable contract terms.

Business acquisitions may increase costs, liabilities, or create disruptions in UnitedHealth Group’s business.

UnitedHealth Group has recently completed several business acquisitions. UnitedHealth Group reviews the records of companies it plans to acquire, however, even an in-depth review of records may not reveal existing or potential problems or permit UnitedHealth Group to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, UnitedHealth Group may assume unanticipated liabilities, or an acquisition may not perform as well as expected. UnitedHealth Group faces the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. UnitedHealth Group also faces the risk that it will not be able to integrate acquisitions into its existing operations effectively. Integration may be hindered by, among other things, differing procedures, business practices and technology systems.

UnitedHealth Group must comply with emerging restrictions on patient privacy, including taking steps to ensure compliance by its business associates who obtain access to sensitive patient information when providing services to UnitedHealth Group.

The use of individually identifiable data by UnitedHealth Group’s businesses is regulated at international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Varying state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA also imposes guidelines on UnitedHealth Group’s business associates (as this term is defined in the HIPAA regulations). Even though UnitedHealth Group provides for appropriate protections through its contracts with its business associates, it still has limited control over their actions and practices. Compliance with emerging proposals and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by UnitedHealth Group’s business associates. They also may impose further restrictions on UnitedHealth Group’s use of patient identifiable data that is housed in one or more of UnitedHealth Group’s administrative databases.

UnitedHealth Group’s knowledge and information-related businesses depend significantly on maintaining proprietary rights to its databases and related products.

UnitedHealth Group relies on its agreements with customers, confidentiality agreements with employees, and its trade secrets, copyrights and patents to protect its proprietary rights. These legal protections and precautions may not prevent misappropriation of its proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and UnitedHealth Group expects software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of UnitedHealth Group’s proprietary information could hinder its ability to market and sell products and services.

The effects of the war on terror and future terrorist attacks could have a severe impact on the health care industry.

The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and UnitedHealth Group’s industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could lead to, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health plans UnitedHealth Group administers as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of UnitedHealth Group’s information and payment systems; increased health care costs due to restrictions on UnitedHealth Group’s ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

The market price of UnitedHealth Group’s common stock may be particularly sensitive due to the nature of the business in which it operates.

The market prices of the securities of the publicly-held companies in UnitedHealth Group’s industry have shown volatility and sensitivity in response to many external factors, including general market trends, public communications regarding managed care, litigation and judicial decisions, legislative or regulatory actions, health care cost trends, pricing trends, competition, earnings, membership reports of particular industry participants and acquisition activity. Despite UnitedHealth Group’s specific outlook or prospects, the market price of UnitedHealth Group’s common stock may decline as a result of any of these external factors. By way of illustration, UnitedHealth Group’s stock price has ranged from $35.33 on December 31, 2001 to $64.44 on March 31, 2004 (as adjusted to reflect stock splits and dividends).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus referring to UnitedHealth Group or Oxford, including the Annexes attached to this proxy statement/prospectus and made part of this proxy statement/prospectus, and may include statements regarding the period following completion of the merger. These statements are intended to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are based on current projections about operations, industry, financial condition and liquidity. Words such as “may,” “will,” “should,” “plan,” “predict,” “potential,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or our businesses, identify forward- looking statements. You should note that the discussion of UnitedHealth Group’s and Oxford’s reasons for the merger and the description of Oxford’s financial advisor’s opinion contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Those statements are not guarantees and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from these forward-looking statements.

Health benefits companies operate in a highly competitive, constantly changing environment that is significantly influenced by aggressive marketing and pricing practices of competitors, regulatory oversight and organizations that have resulted from business combinations. The following is a summary of factors, the results of which, either individually or in combination, if markedly different from UnitedHealth Group’s and Oxford’s planning assumptions, could cause UnitedHealth Group’s and Oxford’s results to differ materially from those expressed in any forward-looking statements contained in this proxy statement/prospectus, including the Annexes attached to this proxy statement/prospectus and made part of this proxy statement/prospectus:

•	trends in health care costs and utilization rates

•	ability to secure sufficient premium rate increases;

•	competitor pricing below market trends of increasing costs;

•	increased government regulation of health benefits and managed care;

•	significant acquisitions or divestitures by major competitors;

•	introduction and utilization of new prescription drugs and technology;

•	a downgrade in our financial strength ratings;

•	litigation targeted at health benefits companies;

•	ability to contract with providers consistent with past practice;

•	general economic downturns;

•	the level of realization, if any, of expected cost savings and other synergies from the merger;

•	difficulties related to the integration of the business of UnitedHealth Group and Oxford may be greater than expected; and

•	revenues following the merger may be lower than expected.

The above list is not intended to be exhaustive and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements. Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. UnitedHealth Group shareholders and Oxford stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of Oxford’s financial advisor’s opinion.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to UnitedHealth Group or Oxford or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither UnitedHealth Group nor Oxford undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF OXFORD STOCKHOLDERS

This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of Oxford common stock by the Oxford board of directors for use at the special meeting of Oxford stockholders. The purpose of the special meeting is for you to consider and vote upon a proposal to adopt the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and made part of this proxy statement/prospectus.

This proxy statement/prospectus is first being furnished to Oxford stockholders on or about June 16, 2004.

Date, Time and Place of the Special Meeting

The special meeting will be held on Wednesday, July 7, 2004 at 10:00 a.m. local time at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611.

Matters to be Considered at the Special Meeting

At the special meeting, stockholders of Oxford will be asked to (1) consider and vote upon a proposal to adopt the merger agreement, (2) consider and vote on a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement and (3) transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

Record Date and Shares Entitled to Vote

Oxford’s board of directors has fixed the close of business on June 11, 2004 as the record date for determination of Oxford stockholders entitled to notice of and to vote at the special meeting. As of the close of business on June 11, 2004, there were 81,934,723 shares of Oxford common stock outstanding and entitled to vote, held of record by approximately 825 stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Each Oxford stockholder is entitled to one vote for each share of Oxford common stock held as of the record date.

Vote Required

Adoption of the merger agreement by Oxford’s stockholders is required by Delaware law. Such adoption requires the affirmative vote of the holders of a majority of the shares of Oxford common stock outstanding on the record date and entitled to vote at the special meeting. Authorizing the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement will require the affirmative vote of Oxford stockholders representing a majority of the shares of Oxford common stock present and entitled to vote at the special meeting. The directors and executive officers of Oxford beneficially owned approximately 0.14% of the outstanding shares of Oxford common stock as of June 9, 2004, including options exercisable within 60 days, as of the record date. As of the record date and the date of this proxy statement/prospectus, neither UnitedHealth Group nor any of its directors or officers owned any shares of Oxford common stock.

Voting of Proxies; Revocation of Proxies

If you vote your shares of Oxford common stock by (1) signing and returning the enclosed proxy in the enclosed prepaid and addressed envelope, (2) telephone or (3) accessing the Internet, your shares, unless your proxy is revoked, will be voted at the special meeting as you indicate on your proxy. If no instructions are indicated on your signed proxy card, your shares will be voted “FOR” adoption of the merger agreement and authorization of the proxyholders to vote for the adjournment or postponement of the special meeting for the purpose of soliciting additional votes.

You are urged to mark the box on the proxy card, following the instructions included on your proxy card, to indicate how to vote your shares. To vote by telephone or the Internet, please follow the instructions included on your proxy card. If you vote by telephone or the Internet, you do not need to complete and mail your proxy card. Votes by telephone or the Internet must be received by 11:59 p.m., eastern time, on Tuesday, July 6, 2004. Voting by telephone or the Internet will not affect your right to vote in person should you decide to attend the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct such institution on how to vote your shares. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank. If you do not instruct your broker, bank or other nominee, they will not be able to vote your shares.

Oxford’s board of directors does not presently intend to bring any other business before the special meeting and, so far as is presently known to Oxford’s board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect of such business in accordance with the judgment of the persons voting such proxies.

You may revoke your proxy at any time prior to its use by delivering to the Secretary of Oxford, at Oxford’s offices at 48 Monroe Turnpike, Trumbull, Connecticut 06611, a signed notice of revocation, by granting a duly executed new, signed proxy or by submitting a new proxy by telephone or the Internet, or if you are a holder of record by attending the special meeting and voting in person. If you hold your shares in “street name,” you must get a proxy from your broker, bank or other custodian to vote your shares in person at the special meeting. Attendance at the special meeting does not in itself constitute the revocation of a proxy.

Quorum; Broker Abstentions and Broker Non-Votes

The required quorum for the transaction of business at the special meeting is a majority of the shares of Oxford common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Oxford common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement. Abstentions and broker non-votes also will have the same effect as votes against the authorization of the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes. In addition, the failure of an Oxford stockholder to return a proxy will have the effect of a vote against the adoption of the merger agreement.

The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners’ specific instructions. If you do not instruct your broker, bank or other nominee, they will not be able to vote your shares, such failure to vote referred to as a broker non-vote. Accordingly, if a broker or bank holds your shares you are urged to instruct your broker or bank on how to vote your shares.

Expenses of Solicitation

UnitedHealth Group and Oxford will share equally the costs of preparing and distributing this proxy statement/prospectus for the special meeting. In addition to solicitation by mail, directors, officers and regular employees of Oxford or its subsidiaries may solicit proxies from stockholders by telephone, telegram, e-mail, personal interview or other means. UnitedHealth Group and Oxford currently expect not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with a merger agreement. Directors, officers and employees will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out of pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable out of pocket expenses. Oxford has engaged Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for the meeting and Oxford estimates it will pay them a fee of approximately $20,000, and will reimburse them for reasonable out of pocket expenses incurred in connection with such solicitation.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. Oxford will promptly deliver a separate copy of this proxy statement/prospectus, including the attached Annexes to you if you write or call Oxford at the following address or phone number: 48 Monroe Turnpike, Trumbull, Connecticut 06611, Telephone: (203) 459-6838. If you wish to receive separate copies of an annual report or proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact Oxford, as applicable, at the above address and phone number.

Board Recommendation

The Oxford board of directors has unanimously approved and adopted the merger agreement and unanimously recommends that Oxford stockholders vote “FOR” the adoption of the merger agreement and authorization of the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement.

The matters to be considered at the special meeting are of great importance to the stockholders of Oxford. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope or submit your proxy by telephone or the Internet.

Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for Oxford common stock will be mailed to you as soon as practicable after completion of the merger.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger. While UnitedHealth Group and Oxford believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should read this entire proxy statement/prospectus, the attached annexes, and the other documents to which this proxy statement/prospectus refers, carefully for a more complete understanding of merger.

General Description of the Merger

At the effective time of the merger, Oxford will merge with and into Ruby Acquisition. Upon completion of the merger, the separate corporate existence of Oxford will cease and Ruby Acquisition will continue as the surviving entity.

As a result of the merger, each share of Oxford common stock outstanding at the effective time of the merger will be converted automatically into the right to receive 0.6357 shares of UnitedHealth Group common stock, sometimes referred to as the “exchange ratio,” plus $16.17 in cash, without interest. Oxford stockholders will receive cash instead of fractional shares of UnitedHealth Group common stock that would have otherwise been issued as a result of the merger. If the number of shares of either UnitedHealth Group common stock or Oxford common stock changes before the merger is completed because of stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then an appropriate and proportionate adjustment will be made to the stock and cash to be received by Oxford stockholders in the merger.

Based on the number of shares of Oxford common stock and UnitedHealth Group common stock outstanding or issuable upon exercise of outstanding stock options, whether or not vested with respect to Oxford options, as of the record date, but excluding options held by certain executive officers of Oxford representing the right to acquire 2,488,835 shares of Oxford common stock in the aggregate, which such executive officers have agreed to refrain from exercising prior to the completion of the merger, and the exchange ratio, approximately 55.5 million shares of UnitedHealth Group common stock will be issued pursuant to the merger agreement, representing approximately 8% of the UnitedHealth Group common stock outstanding immediately after the merger. The total cash estimated to be payable to Oxford’s stockholders in exchange for their common stock pursuant to the merger agreement is approximately $1.4 billion, assuming all Oxford stock options are exercised except as described above and determined without regard to any dissenting shares and any fractional shares.

UnitedHealth Group will account for the merger as a purchase for financial reporting purposes. See “Accounting Treatment” beginning on page 76. The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 73 for a discussion of material U.S. federal income tax consequences of the merger.

Background of the Merger

UnitedHealth Group continually evaluates strategic opportunities and business scenarios as a part of its ongoing evaluation of the market and opportunities to strengthen its business. In connection with this ongoing evaluation, management of UnitedHealth Group regularly evaluates other companies across its business units and regularly updates its board of directors on potential acquisitions. As a result of this ongoing evaluation, UnitedHealth Group has been generally familiar with the operations of Oxford over the past several years.

As a regional managed care organization, Oxford has continually considered strategic alternatives to become more competitive in the tri-state area and the national market.

In the first half of 2003, Oxford retained Goldman Sachs to act as Oxford’s financial advisor. From May 2003 through August 2003, Oxford, together with Goldman Sachs, engaged in discussions with a third party concerning a possible strategic “merger of equals” business combination. During such period, Oxford and the third party executed a confidentiality agreement and conducted an extensive legal, financial and operational due diligence review on each other, assisted by antitrust counsel and other independent experts in light of regulatory issues. The Oxford board of directors met several times during the course of this four-month period to discuss the terms and status of the negotiations. In mid-August 2003, Oxford and the third party mutually agreed to terminate such discussions.

On November 5, 2003, Charles Berg, Oxford’s President and Chief Executive Officer, received a letter from the third party seeking to recommence discussion of a possible business combination and continue the due diligence review that had been terminated in August. In the letter, the third party proposed to enter into a business combination transaction with Oxford in which Oxford stockholders would receive stock of the third party and cash consideration in a range equivalent to $49-$50 per Oxford share. The letter contemplated that the third party would pay the premium portion of the consideration in cash and the remaining portion of the consideration in common stock of the third party. The proposal was conditioned upon completion of due diligence, execution of definitive documentation, receipt of necessary governmental and third party approvals, and other customary closing conditions. The cash consideration was to be financed through external sources and the proposal was also conditioned upon the receipt of such financing.

In November 2003, Oxford and the third party recommenced their due diligence investigations, which continued until mid-April 2004. Also in November 2003, as discussed in detail below, UnitedHealth Group and Oxford entered into discussions concerning a possible business combination. From mid-November to April 2004, Oxford entered into detailed discussions with the third party and UnitedHealth Group regarding, and investigated the possibility of, a business combination with the third party and UnitedHealth Group, respectively.

On November 18, 2003, Mr. Berg met with Stephen J. Hemsley, President and Chief Operating Officer of UnitedHealth Group. Mr. Hemsley initiated this meeting, and the parties discussed in general terms their respective businesses, including the prospects for the industry and the benefits that might accrue to their respective organizations upon the combination of their operations and they agreed to continue their discussions. There was no commitment for any specific action discussed at the meeting. After the meeting, Mr. Berg and Mr. Hemsley spoke by telephone on several occasions about both companies’ strategic opportunities. During the balance of the year, Mr. Berg and Mr. Hemsley also had additional conversations during which they continued to discuss their businesses, the prospects for the industry and the potential benefits of a combination. In these conversations, they reaffirmed that there was sufficient interest in a possible business combination transaction between UnitedHealth Group and Oxford to continue their discussions and exchange information about the two companies.

On February 3, 2004, as part of a regularly scheduled UnitedHealth Group board meeting, senior management of UnitedHealth Group reviewed potential merger or acquisition candidates across UnitedHealth Group’s business units with the UnitedHealth Group’s board of directors. Oxford was included in this review as a potential candidate for further evaluation by UnitedHealth Group’s management. No action was requested of UnitedHealth Group’s board of directors at this time.

As a follow-up to the previous discussions between Mr. Hemsley and Mr. Berg, on February 17, 2004, Mr. Hemsley, Robert J. Sheehy, Chief Executive Officer of UnitedHealthcare, William A. Munsell, Executive Vice President of UnitedHealthcare, and G. Mike Mikan, Vice President Corporate Development of UnitedHealth Group, met with Mr. Berg, Kurt B. Thompson, Executive Vice President and Chief Financial Officer of Oxford, and Kevin Hill, Executive Vice President Sales & Business Development of Oxford, to discuss further the possibility of a business combination transaction involving Oxford and UnitedHealth Group. During the meeting, representatives of Oxford provided background information regarding Oxford and its businesses to the UnitedHealth Group representatives. The parties also discussed the possible structure of a transaction and the

UnitedHealth Group representatives indicated that it would be important to retain Oxford’s management in any transaction. At the conclusion of the meeting Mr. Hemsley and Mr. Berg agreed to continue discussions regarding the possibility of a business combination transaction.

On February 20, 2004, Messrs. Mikan and Thompson discussed by telephone what historical Oxford financial information UnitedHealth Group would need in order to allow it to analyze further a possible business combination transaction with Oxford.

From time to time between November 2003 and March 2004, the Oxford board of directors met with members of Oxford senior management, Sullivan & Cromwell LLP, Oxford’s outside legal counsel, and Oxford’s financial advisor to discuss the status of discussions with each of UnitedHealth Group and the third party.

On March 2, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, together with certain members of Oxford senior management, Oxford’s financial advisor and Sullivan & Cromwell LLP, discussed UnitedHealth Group, certain strategic and financial considerations related to a possible transaction with UnitedHealth Group, as well as the current status of the third party proposal.

On March 9, 2004, UnitedHealth Group sent to Oxford a financial analysis of a potential transaction between the companies, a potential timeline, and a list of due diligence items to be made available by Oxford.

On March 10, 2004, Mr. Berg met with William W. McGuire, M.D., Chairman and Chief Executive Officer of UnitedHealth Group and Mr. Hemsley, to discuss the possible transaction.

On March 12, 2004, Mr. Berg and Mr. Hemsley discussed various matters relating to a potential transaction, including the structure of a potential transaction and a range of possible purchase prices for Oxford, subject to due diligence and additional negotiations. During this discussion, Mr. Hemsley stated that UnitedHealth Group was prepared to propose a premium of 15% to Oxford’s market price of March 12, 2004, to be comprised of 72% UnitedHealth Group common stock and 28% cash. The parties also discussed certain provisions that might be included in a definitive merger agreement between the parties, including an agreement regarding the circumstances in which Oxford could solicit alternative business combination proposals, a requirement that Oxford’s stockholders vote on the proposed merger with UnitedHealth Group even if the Oxford board changes its recommendation of the transaction, a termination fee that would be payable to UnitedHealth Group if the merger agreement were terminated under certain circumstances and potential closing conditions, as well as Oxford’s desire for strong deal certainty provisions to be included in the merger agreement. Mr. Hemsley further indicated that it would be important to UnitedHealth Group to retain Oxford’s current management as it believed the retention of management would be essential to achieving the anticipated benefits of the transaction. Mr. Hemsley proposed that certain members of Oxford’s management would enter into employment agreements with UnitedHealth Group.

On March 14, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, along with members of Oxford senior management and its advisors, discussed the terms of the UnitedHealth Group proposal, as well as certain financial and scheduling considerations related to the proposal. The board also discussed the possible transaction with the third party and authorized Oxford management to continue discussions with both UnitedHealth Group and the third party.

On March 15, 2004, Mr. Thompson met with Mr. Mikan to discuss the due diligence process and potential integration planning strategies. On March 17, 2004, various members of UnitedHealth Group and Oxford management, together with their respective outside legal counsel, participated in a conference call regarding due diligence logistics. On March 18, 2004, UnitedHealth Group and Oxford executed a confidentiality agreement and UnitedHealth Group commenced a financial, legal, and operational due diligence review of Oxford’s business and operations, which continued until April 26, 2004.

On March 24, 2004, Skadden, Arps, Slate, Meagher & Flom LLP, outside legal counsel to UnitedHealth Group, provided a draft merger agreement to Oxford and its outside legal counsel.

On March 25, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, together with certain members of Oxford senior management and Oxford’s outside legal and financial advisors, discussed the terms and status of the possible transaction with UnitedHealth Group and the possible transaction with the third party, including due diligence matters and discussions on the draft merger agreements with each company. In connection with strategic discussions between certain members of Oxford senior management and the Oxford board, the Oxford board was provided several financial scenarios that reflected assumptions with respect to competitive pricing pressure, economic growth, trends in employment and increases in medical costs in the markets in which Oxford operates and the mix of Oxford’s products and services sold. Goldman Sachs then discussed with the Oxford board various financial and strategic considerations related to the proposals from UnitedHealth Group and the third party. Mr. Berg then discussed with the Oxford board the principal terms of the draft merger agreement prepared by UnitedHealth Group. Oxford’s outside legal advisor reviewed with the board the fiduciary duties of Oxford’s directors.

On March 29, 2004, Oxford and its representatives provided comments on the draft merger agreement to UnitedHealth Group and its representatives. Starting in the beginning of April, 2004 through April 26, 2004, Oxford’s and UnitedHealth Group’s senior management and respective advisors each worked to conduct their due diligence and review of the proposed business combination, reviewing financial and other terms of the transaction and the latest versions of the draft merger agreement, disclosure schedules, employment agreements and related documents and met on numerous occasions to negotiate such documentation. Numerous issues regarding the draft merger agreement were discussed, including the scope of the representations and warranties, covenants regarding each party’s obligation to use its efforts to procure all necessary regulatory approvals, closing conditions and provisions relating to the rights and obligations of the parties in the event that Oxford received an alternative business combination proposal from a third party. In these discussions, UnitedHealth Group emphasized the importance of the merger agreement provisions it had requested regarding the circumstances in which Oxford could solicit alternative business combination proposals, the requirement that Oxford’s stockholders vote on the proposed merger with UnitedHealth Group even if the Oxford board changes its recommendation of the transaction and Oxford’s obligation to pay UnitedHealth Group a termination fee if the merger agreement were terminated under certain circumstances. Oxford, in turn, emphasized that the agreement would need to contain stricter deal certainty provisions, particularly in the form of narrower exceptions to UnitedHealth Group’s obligation to obtain all necessary regulatory approvals and to consummate the closing, to afford Oxford’s board of directors a meaningful opportunity to respond to unsolicited third-party alternative proposals and to include a reasonable termination fee that would only be payable on Oxford entering into an alternative proposal within 12 months of the date of termination.

On April 6, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, together with certain members of Oxford senior management and Oxford’s outside legal and financial advisors, discussed the terms and status of the possible transaction with UnitedHealth Group and the possible transaction with the third party, including with respect to due diligence matters and negotiations on the draft merger agreements with each company. Mr. Berg provided an update to the board on the ongoing due diligence process with UnitedHealth Group and the third party.

On April 13, 2004, at a special meeting of UnitedHealth Group’s Board of Directors, Dr. McGuire and Mr. Hemsley discussed with the UnitedHealth Group’s directors the strategic rationale for a possible acquisition of Oxford, the terms and status of the proposed transaction with Oxford and the status of ongoing due diligence of Oxford and its businesses.

In mid April, 2004, UnitedHealth Group had further discussions with Oxford regarding retaining Oxford’s management as part of a transaction. UnitedHealth Group ultimately required, as a condition to entering into the merger agreement, that Mr. Berg and six members of Oxford senior management enter into employment agreements with UnitedHealth Group effective upon completion of the merger.

Throughout April of 2004, Dr. McGuire and Mr. Hemsley had several telephone conversations with the other members of UnitedHealth Group’s board of directors apprising them of the terms and status of the proposed transaction and seeking input and support for the manner in which the proposed acquisition was progressing.

On April 18, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, together with certain members of Oxford senior management and Oxford’s outside legal and financial advisors, discussed the terms and status of the possible transaction with UnitedHealth Group and a possible transaction with the third party, including with respect to due diligence matters and negotiations on the draft merger agreements with each company. At the meeting Goldman Sachs discussed with the Oxford board the financial terms of each of the proposals received from UnitedHealth Group and the third party. As of the date of this meeting, the third party’s proposal was $59.31 per Oxford share (based on the third party’s closing share price on April 16, 2004), consisting of approximately 60% third party stock and 40% cash (the increase in the third party’s proposed price from the $49-50 range discussed in November 2003 resulted from changes in the proposal made by the third party and an increase in the stock price of the third party and Oxford since such date). In comparison, the value of the UnitedHealth Group proposal as of the same date was $57.75 (based on the closing share price of UnitedHealth Group’s shares on April 16, 2004), consisting of 72% UnitedHealth Group stock and 28% cash. Mr. Berg then discussed certain transaction risks associated with each proposal, including the risk of non-consummation and the likelihood of successful integration, with the Oxford board. Oxford’s outside legal advisor also reviewed with the board the fiduciary duties of Oxford’s directors. After additional consultation with its outside legal and financial advisors, the Oxford board determined that a business combination with UnitedHealth Group represented a better long-term strategic opportunity for Oxford and its stockholders than entering into a business combination with the third party. In reaching this decision, the Oxford board considered a number of factors, including, without limitation, (1) the financial terms of each proposal and the expected strategic, financial and operational long-term benefits of each transaction, (2) the certainty of closing of each transaction (particularly in connection with obtaining required regulatory approvals and any necessary financing), (3) the likelihood of successfully integrating Oxford with each party, (4) the track record of each party in connection with past acquisitions and integrations, (5) the business culture of each party as compared to Oxford’s, (6) the shareholder profile of each party, including, in particular, the existence of a large shareholder of the third party that might affect the transaction process and the post-consummation combined company, (7) the existence of pending litigation related to the third party that might result in a litigant seeking to enjoin the possible transaction and (8) the ability of Oxford’s stockholders to monetize the stock consideration to be received in each transaction in light of the public float of each party and any expected stock offerings by the large shareholder of the third party. Consequently, the Oxford board of directors authorized Mr. Berg to seek to finalize negotiations with UnitedHealth Group and, if feasible, to leave discussions with the third party open in the event that Oxford could not agree to a business combination on acceptable terms with UnitedHealth Group.

UnitedHealth Group and Oxford continued their discussions and negotiations from April 19 through April 26, 2004. During this period, UnitedHealth Group and Oxford negotiated the merger consideration to be paid to Oxford stockholders in the transaction, subject to satisfactory negotiation and completion of definitive documentation and the approval of each party’s board of directors. In arriving at the merger consideration to be paid to Oxford’s stockholders, the parties desired to provide some immediate liquidity to Oxford’s stockholders in the form of a cash payment and also to allow Oxford’s stockholders to continue to participate in the future prospects of the combined company through the stock component of the merger consideration. The amount of the merger consideration was determined by arm’s-length negotiation between the parties. In this negotiation, the parties determined that a premium over Oxford’s current per share stock price would be paid by UnitedHealth Group and each party took into account, respectively, the factors described under “UnitedHealth Group’s Reasons for the Merger” and “Oxford’s Reasons for the Merger and Board of Directors Recommendation” in determining the merger consideration that would be in the best interests of its stockholders. The exchange ratio was ultimately set based on the formula of the negotiated transaction share price of Oxford and the agreed upon amount of cash, $16.17 per share, versus the UnitedHealth Group stock to be used as consideration. The formula used to determine the exchange ratio was the difference between the negotiated transaction share price and $16.17, divided by UnitedHealth Group’s closing share price on April 23, 2004, of $65.95.

On April 20, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, together with certain members of Oxford’s senior management and Oxford’s outside legal and financial advisors, discussed the terms and status of the possible transaction with UnitedHealth Group and of the possible transaction with the third party. Mr. Berg then discussed developments in the UnitedHealth Group transaction, including updating the board on the significant progress that had been made with UnitedHealth Group.

On April 20, 2004, certain members of Oxford’s senior management, together with Oxford’s outside legal advisor, discussed various legal due diligence items with certain members of UnitedHealth Group’s senior management and UnitedHealth Group’s outside counsel. Between April 20, 2004 and April 26, 2004, representatives of Oxford completed their legal due diligence review of UnitedHealth Group.

As of April 21, 2004, UnitedHealth Group engaged JP Morgan Securities Inc., as its lead financial advisor in connection with the potential merger with Oxford. UnitedHealth Group also engaged Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Banc of America Securities LLC as financial advisors in connection the potential merger with Oxford as of April 23, 2003.

On April 21, 2004, at a special meeting of Oxford’s board of directors, Mr. Berg provided an update to the Oxford board on the status of discussions with UnitedHealth Group and the proposed timetable for resolution of the remaining items with UnitedHealth Group. On the same date, the third party terminated discussions regarding a potential business combination transaction with Oxford.

Between April 23, 2004 and April 25, 2004, Dr. McGuire, Mr. Hemsley, and members of UnitedHealth Group’s senior management had advisory meetings with several UnitedHealth Group directors apprising them of the status of the transaction and providing detailed analysis of the material terms of the transaction. During these meetings, the directors expressed their support for pursuing the transaction.

On April 25 and 26, 2004, UnitedHealth Group and certain executive officers of Oxford agreed on the terms of employment agreements that such officers of Oxford would be entering into with UnitedHealth Group at the time of signing the merger agreement, to be effective upon completion of the merger.

On April 25, 2004, UnitedHealth Group’s senior management and advisors presented a detailed review of the proposed transaction with Oxford to the UnitedHealth Group board of directors, including an overview of Oxford, material terms of the draft merger agreement, valuation parameters, due diligence findings and other matters. Prior to this meeting, the UnitedHealth Group board was provided with materials, including a detailed analysis of Oxford and the transaction and a draft of the merger agreement. JP Morgan, UnitedHealth Group’s lead financial advisor, also presented a financial review and analysis of the proposed transaction. UnitedHealth Group’s board of directors expressed its support for pursuing the transaction and authorized management to seek to finalize the terms and definitive documentation for the transaction.

On the evening of April 25, 2004, at a special meeting of Oxford’s board of directors, Mr. Berg reviewed with the Oxford board recent activities and discussions with UnitedHealth Group of the past weeks and discussed the status of the remaining open issues and the proposed timing if a transaction with UnitedHealth Group was to be approved. Prior to this meeting, the Oxford board was provided with materials, including a detailed analysis of UnitedHealth Group and the transaction, a draft of the merger agreement and a summary of the principal terms of the merger agreement. Oxford’s outside legal advisor reviewed with the board its fiduciary duties and then reviewed with the board in detail information regarding the proposed transaction, including a comprehensive overview of the key terms of the merger agreement, employment agreements and related benefits arrangements, regulatory and other matters. Mr. Gregoire, together with one of Oxford’s outside legal advisors, then discussed certain regulatory issues with the board. Goldman Sachs presented to the Oxford board a financial analysis of UnitedHealth Group, an analysis of the financial terms of the proposed transaction and a financial analysis of Oxford as a stand-alone company. A representative of Goldman Sachs then stated that Goldman Sachs would be in a position the next day to render its opinion, barring any unforeseen events, that, as of such date and based upon and subject to the factors and assumptions in its written opinion, the merger consideration to be received by Oxford stockholders pursuant to the merger was fair from a financial point of view to the Oxford stockholders. Oxford’s board of directors authorized management to seek to finalize the terms and appropriate documentation for the transaction. No other action was taken by the Oxford board at this meeting.

On April 26, 2004, Dr. McGuire, Mr. Hemsley and David J. Lubben, General Counsel and Secretary of UnitedHealth Group, had an advisory call with a director of UnitedHealth Group who was unable to attend the April 25, 2004 board meeting. During this call, Dr. McGuire and Mr. Hemsley apprised the director of the status of the transaction, provided a detailed analysis of the material terms of the transaction, and summarized discussions from the April 25, 2004 board meeting. The director expressed his support for entering into the transaction with Oxford.

On the morning of April 26, 2004, UnitedHealth Group’s senior management provided an update of the status of the transaction to the UnitedHealth Group board of directors. It was noted that substantial progress had been made on negotiation of definitive documents, and that it was expected that definitive documents could be finalized by the end of the day. The UnitedHealth Group directors reiterated their support for pursuing the transaction.

On the morning of April 26, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, together with certain members of Oxford’s senior management and Oxford’s outside legal and financial advisors, discussed Oxford’s upcoming earnings release and certain related matters.

On the afternoon of April 26, 2004, at a special meeting of UnitedHealth Group’s board of directors, UnitedHealth Group’s senior management reviewed the proposed terms of the transaction and updated the board on the resolution of the remaining issues. JP Morgan, UnitedHealth Group’s lead financial advisor, updated its financial analysis and reviewed it with the board. The board also reviewed the duties of directors in considering and approving the transaction. At the conclusion of this meeting, the UnitedHealth Group directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger.

On the afternoon of April 26, 2004, at a special meeting of Oxford’s board of directors, the Oxford board, together with certain members of Oxford’s senior management, reviewed the proposed terms of the transaction and Oxford’s outside legal and financial advisors, discussed the status of the UnitedHealth Group transaction. Oxford’s legal advisor reviewed with the board the fiduciary duties of Oxford’s directors and then discussed the terms of the proposed merger agreement. Goldman Sachs then delivered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 26, 2004, that, as of that date and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by Oxford stockholders pursuant to the merger is fair from a financial point of view to such holders. The Oxford directors then unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Following such meetings, on April 26, 2004, UnitedHealth Group and Oxford executed the merger agreement and UnitedHealth Group entered into employment agreements with certain key employees of Oxford.

On April 26, 2004, UnitedHealth Group and Oxford publicly announced the execution of the merger agreement.

UnitedHealth Group’s Reasons for the Merger

In approving, adopting and authorizing the merger and the merger agreement, the UnitedHealth Group board of directors considered a number of factors, including, without limitation, the facts discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the UnitedHealth Group board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The board viewed its position and recommendations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of UnitedHealth Group’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 36.

In reaching its decision, the board consulted with UnitedHealth Group’s management with respect to strategic and operational matters and with UnitedHealth Group’s legal counsel with respect to the merger agreement and the transactions contemplated thereby. The board also consulted with J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Banc of America Securities LLC, UnitedHealth Group’s financial advisors, with respect to the financial aspects of the merger.

The board identified a number of potential benefits of the merger that it believes will contribute to the success of the combined enterprise. These potential benefits include:

•	the combination of Oxford’s capabilities in the tri-state area with UnitedHealth Group’s scale, resources, product options and national, multi-site market access;

•	the strengthening of UnitedHealth Group’s position in the tri-state area;

•	the merger provides UnitedHealth Group a significant opportunity to improve access to affordable health services for employers and consumers in the tri-state area, which area is home to 91 Fortune 500 employers and the approximately 50 Fortune 500 employers with whom UnitedHealth Group has no current relationship, and to employers that are headquartered elsewhere with significant employment bases in the tri-state area;

•	the improvement of UnitedHealth Group’s ability to work effectively and efficiently with physicians and care providers in the tri-state area;

•	Oxford’s assets, brand and reputation significantly expand and enhance UnitedHealth Group’s customer products and services;

•	the experience and strength of Oxford’s management team;

•	the historical loyalty of Oxford’s customers and care providers in the tri-state area;

•	similar corporate cultures and values focused on providing quality products and services to customers and building collaborative relationships with physicians, the fit of Oxford with UnitedHealth Group and Uniprise, the complementary nature of the two companies’ operations, and the experience, reputation and financial strength of Oxford;

•	the merger consideration to be paid in the merger is consistent with recent comparable transactions in the health benefits industry, including UnitedHealth Group’s recent acquisition of MAMSI;

•	the intended treatment of the merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code with the results described under the heading “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 73;

•	the merger will be immediately accretive to UnitedHealth Group’s earnings per share at closing;

•	the potential for the merger to leverage UnitedHealth Group’s expertise and investment in technology to improve the delivery of health care services to the people currently served by Oxford;

•	the merger provides cross-selling opportunities for higher-margin specialty products and services such as dental, vision and mental health benefits to existing Oxford customers; and

•	the opportunity to realize cost savings through potential operational synergies.

The UnitedHealth Group board also considered the structure of the transaction and the terms of the merger agreement and related documents, including:

•	the consideration to be paid to Oxford’s stockholders;

•	the representations and warranties of Oxford;

•	the covenants of UnitedHealth Group and Oxford;

•	the conditions required to be satisfied or waived, if permissible, prior to completion of the merger;

•	the rights of UnitedHealth Group or Oxford to terminate the merger agreement in certain circumstances; and

•	the terms relating to third party offers, including the (1) limitations on the ability of Oxford to solicit offers for competing business combination proposals, (2) requirement that Oxford’s stockholders vote on the adoption of the merger agreement even if the Oxford board of directors changes or withdraws its recommendation of the merger and (3) ability to receive a termination fee if the merger agreement is terminated under certain circumstances.

The UnitedHealth Group board also identified and considered a number of uncertainties and risks. Those negative factors included:

•	the risk that the potential benefits of the merger might not be realized;

•	the risk that the merger may not be completed;

•	the challenges, costs and risks of integrating the businesses of UnitedHealth Group and Oxford and the potential management, customer, supplier, partner and employee disruption that may be associated with the merger;

•	the diversion of management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the conditions to the merger agreement requiring receipt of certain regulatory consents and approvals; and

•	various other applicable risks associated with the combined company and the merger, including those described under the section entitled “Risk Factors” beginning on page 26.

The board weighed the benefits, advantages and opportunities against the challenges inherent in the combination of two businesses of the size of UnitedHealth Group and Oxford and the possible resulting diversion of management attention for an extended period of time. The board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board concluded that the potential benefits outweighed the potential risks of consummating the merger.

After taking into account these and other factors, the board unanimously determined that the merger agreement and the transactions contemplated thereby were fair to, and in the bests interests of, UnitedHealth Group and its shareholders, and approved, adopted and authorized the merger agreement and the transactions contemplated thereby, including the merger.

Oxford’s Reasons for the Merger and Board of Directors Recommendation

The Oxford board of directors believes that the merger presents an opportunity to combine and expand two leading and complementary health benefits companies. The Oxford board consulted with management with respect to strategic and operational matters and also consulted with its financial and other advisors and determined that the merger was consistent with the strategic plans of Oxford and was in the best interests of Oxford and its stockholders. In reaching the conclusion to unanimously approve and adopt the merger agreement, the Oxford board considered a number of factors, including the following:

UnitedHealth Group’s Financial Condition, Prospects and Industry Reputation

The Oxford board of directors considered its knowledge of the business, operations, technological capabilities, financial condition, earnings and prospects of UnitedHealth Group, as well as UnitedHealth Group’s track record of industry leadership. The Oxford board took note of the fact that UnitedHealth Group is one of the nation’s largest health benefits companies, serving approximately 55 million Americans. The board considered UnitedHealth Group’s size and scope, which would allow Oxford to leverage UnitedHealthcare’s national provider network, wide range of ancillary products and services, as well as its operational capabilities to enhance membership and revenue growth within the tri-state area. In particular, the Oxford board considered that a merger with UnitedHealth Group would enable Oxford to better meet the needs of multi-location workforces with a strong tri-state area presence, such as Fortune 500 companies with regional or national offices across the United States.

Trends in the Health Benefits Industry

The Oxford board of directors considered the current environment and trends in the health benefits industry, including the regulatory uncertainty related to managed care generally, industry consolidation and pricing trends. The board considered the advantages that large companies with national reach have in such an environment and that access to UnitedHealth Group’s size and scope would place Oxford in a better position to take advantage of growth opportunities; meet competitive pressures; serve customers more efficiently; and develop, introduce and administer new products to respond to the need for affordable healthcare.

Merger Consideration and Stock Prices

The Oxford board of directors considered the relationship of the consideration to be paid pursuant to the merger agreement to recent and historical market prices of its common stock and UnitedHealth Group common stock. It also considered the form of the merger consideration, the premium to be paid to Oxford stockholders, the certainty of the value of the cash component of the merger consideration, as well as the ability of the holders of Oxford common stock to become holders of UnitedHealth Group common stock and participate in the future prospects of the combined business of UnitedHealth Group and Oxford. It also took into account that the consideration to be paid in the merger was consistent with recent comparable transactions in the health benefits industry.

Opinion of Goldman Sachs

The Oxford board evaluated the financial analyses presented by Goldman Sachs as well as the opinion delivered to the Oxford board by Goldman Sachs to the effect that, as of April 26, 2004, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the Oxford stockholders pursuant to the merger was fair, from a financial point of view, to the Oxford stockholders. The opinion of Goldman Sachs is described in detail under the heading “Opinion of Oxford’s Financial Advisor” beginning on page 52.

Revenue and Revenue Enhancements

The Oxford board took note of the opportunity for additional market penetration for Oxford products, as well as the ability to broaden its customer relationships, through UnitedHealth Group’s product offerings, multi-site capabilities and technology. Further, the board noted that the merger will be immediately accretive to the combined company’s earnings. The board also noted UnitedHealth Group’s successful track record with respect to acquisitions and integrations.

Potential Synergies

The Oxford board considered the ability of the combined company to achieve economies of scale and thereby enhance profitability by leveraging the experienced management teams and best practices from both companies and extending each company’s geographic reach.

Common Vision of Senior Managements

The Oxford board of directors considered the complementary nature of the operations of Oxford and UnitedHealth Group, management’s belief that the companies have similar corporate cultures and values focused on providing quality products and services to customers, equitably treating employees and creating stockholder value. The board also took into account the experience and reputation of UnitedHealth Group’s management and the financial strength and capabilities of UnitedHealth Group. It was noted by the board that, like Oxford, UnitedHealth Group has a progressive culture, disciplined management, a commitment to the study and application of data, and a strong track record of value creation.

Closing and Integration Risks

The Oxford board, based on discussions with members of Oxford management, took into account the view of Oxford and UnitedHealth Group that the merger should present a manageable execution risk in view of the similar business lines and corporate cultures of the two companies. The board noted UnitedHealth Group’s record of successfully integrating past acquisitions. The Oxford board considered its belief, after consultation with its outside legal advisors, that the regulatory approvals and clearances necessary to complete the merger should be obtained without any burdensome terms or conditions.

Financing

The Oxford board considered UnitedHealth Group’s ability to borrow and repay the funds needed for the cash portion of the merger consideration and for transaction costs and the low probability that an adverse change in financial, banking or capital markets in general would negatively affect UnitedHealth Group’s ability to pay the cash consideration at the closing or that any such payment under such circumstances would negatively affect UnitedHealth Group’s financial strength or credit ratings.

United States Federal Income Tax Treatment

The Oxford board of directors considered the intended treatment of the merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code with the results described under the heading “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 73.

Transaction Agreements

The Oxford board reviewed the terms of the merger agreement and the employee related agreements.

The Oxford board also considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	that Oxford stockholders as a group would control less than 8% of UnitedHealth Group after the completion of the merger;

•	the risk that the merger might not receive the necessary regulatory approvals and clearances to complete the merger or that governmental authorities could attempt to condition their approval of the merger on the companies’ compliance with certain burdensome terms or conditions;

•	the termination fee that would be payable by Oxford to UnitedHealth Group if the merger agreement is terminated under certain circumstances, as described under the heading “The Merger Agreement—Payment of Termination Fee” beginning on page 85;

•	the possibility of encountering difficulties in integrating the two companies, realizing synergies and revenue enhancements in the amounts currently estimated or in the time frame currently contemplated; and

•	the possibility that the process of planning for the integration of Oxford into UnitedHealth Group and the regulatory approval and effects might adversely affect the ability of Oxford to meet its existing business performance targets.

The Oxford board of directors weighed these advantages and opportunities against the challenges inherent in the combination of two managed care companies with complex and geographically different operations and the possible resulting diversion of Oxford management attention for an extended period of time. The Oxford board realized that there can be no assurance about future results, including results expected or considered in the factors above, such as assumptions regarding synergies, revenue enhancements and earnings accretion. However, the Oxford board concluded that the potential positive factors outweighed the potential risks associated with the merger.

In approving and adopting the merger agreement, the Oxford board of directors considered a number of factors, including factors discussed in the above paragraphs. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, the Oxford board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Oxford board of directors viewed its position and recommendations as being based on all of the information and the factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors. This explanation of Oxford’s reasons for the merger and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 36.

At a special meeting held on April 26, 2004, the Oxford board of directors determined that the merger and the merger agreement are advisable, fair to and in the best interests of Oxford and its stockholders. Accordingly, the Oxford board of directors unanimously approved and adopted the merger agreement and unanimously recommends that Oxford stockholders vote “FOR” the adoption of the merger agreement.

Opinion of Oxford’s Financial Advisor

Goldman Sachs delivered an oral opinion to Oxford’s board of directors, subsequently confirmed in writing, to the effect that, as of April 26, 2004, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the holders of the outstanding shares of Oxford common stock pursuant to the merger was fair from a financial point of view to those holders.

The full text of the written opinion of Goldman Sachs, dated April 26, 2004, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. Goldman Sachs provided its opinion for the information and assistance of Oxford’s board of directors in connection with its consideration of the merger. Goldman Sachs’ opinion is not a recommendation as to how any holder of Oxford common stock should vote with respect to the merger. Oxford’s stockholders are encouraged to read the opinion in its entirety.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Oxford and UnitedHealth Group for the five years ended December 31, 2003;

•	interim reports to stockholders and Quarterly Reports on Form 10-Q of Oxford and UnitedHealth Group;

•	other communications from Oxford and UnitedHealth Group to their respective stockholders;

•	internal financial analyses and forecasts for Oxford prepared by its management, including forecasts reflecting a “base case” scenario and forecasts reflecting a “pessimistic case” scenario; and

•	operating synergies estimated by Oxford’s management to result from the merger.

Goldman Sachs also held discussions with members of the senior management of Oxford and UnitedHealth Group regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies.

In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for Oxford and UnitedHealth Group common stock;

•	compared financial and stock market information for Oxford and UnitedHealth Group with similar information for other companies the securities of which are publicly traded;

•	reviewed the financial terms of recent business combinations in the health insurance industry specifically and in other industries generally; and

•	performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs took into account the views of Oxford’s management of the risks and uncertainties relating to the ability of Oxford to realize Oxford management’s base case forecasts in the amounts and time periods contemplated by those forecasts.

Goldman Sachs did not receive UnitedHealth Group’s internal financial forecasts and analyses in connection with its opinion. Accordingly, based on discussions Goldman Sachs had with UnitedHealth Group’s management and with the consent of the Board of Directors of Oxford, Goldman Sachs assumed that the research analysts’ estimates for UnitedHealth Group published as of April 23, 2004 by the Institutional Brokers Estimate System, referred to as IBES, a data service that compiles estimates and recommendations issued by securities research analysts, were a reasonable basis upon which to evaluate the future financial performance of UnitedHealth Group, and Goldman Sachs used those estimates for UnitedHealth Group in its analysis. In that regard, with the consent of the board of directors of Oxford, Goldman Sachs’ review with respect to those estimates for UnitedHealth Group was limited to discussions with UnitedHealth Group management.

Goldman Sachs is not an actuarial firm and its services did not include any actuarial determinations or evaluations by it or an attempt by it to evaluate actuarial assumptions. In that respect, Goldman Sachs did not analyze, and expressed no opinion as to, the adequacy of the reserves of Oxford or UnitedHealth Group, and Goldman Sachs relied upon information supplied to it by Oxford and UnitedHealth Group as to such adequacy. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Oxford or UnitedHealth Group or on the expected benefits of the merger in any way meaningful to Goldman Sachs’ analysis. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance sheet assets and liabilities) of Oxford or UnitedHealth Group or any of their respective subsidiaries, and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs’ opinion did not address the relative merits of the merger as compared to any alternative business transaction that might have been available to Oxford, including an alternative proposal from a third party that for a variety of business, legal, regulatory and financial reasons, after consultation with Goldman Sachs and others, was not pursued to completion. Goldman Sachs’ opinion did not address the underlying business decision of Oxford to engage in the merger. In addition, Goldman Sachs did not express any opinion as to the prices at which the shares of Oxford or UnitedHealth Group common stock will trade at any time.

The following is a summary of the material financial analyses presented by Goldman Sachs to Oxford’s board of directors in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 23, 2004, and is not necessarily indicative of current market conditions.

Historical Stock Price Performance Review

Oxford

Goldman Sachs reviewed the average of the closing prices of Oxford common stock over two-week, one-, three- and six-month and one-, two-, three-, four- and five-year periods ending on April 2, 2004, the last trading day before a report of a rumored transaction involving Oxford appeared in The Wall Street Journal. Goldman Sachs also reviewed the closing price for Oxford common stock on April 23, 2004, the last trading day before the announcement of the signing of the merger agreement; the average of the closing prices of Oxford common stock over the five-trading-day period ending on April 2, 2004; and the closing prices for Oxford common stock on the last trading day immediately prior to each of the two-week, one-, three- and six-month and one-, two-, three-, four- and five-year periods ending on April 23, 2004. The results of this review are noted in the table below.

	Average of Closing Prices over Specified Period	Closing Stock Price on Specified Trading Day
April 23, 2004	N/A	$50.89
Five-day average for period ending April 2, 2004	N/A	48.87
Two weeks	$47.64	56.70	*
One month	47.68	46.73
Three months	47.26	47.74
Six months	45.20	43.71
One year	41.28	28.71
Two years	40.03	44.87
Three years	36.78	26.49
Four years	34.73	14.50
Five years	30.86	18.50

* This closing stock price was as of April 9, 2004, after the report of a rumored transaction involving Oxford appeared in The Wall Street Journal.

UnitedHealth Group

Goldman Sachs reviewed the average of the closing prices of UnitedHealth Group common stock over two-week, one-, three- and six-month and one-, two-, three-, four- and five-year periods ending on April 23, 2004, as well as the closing price for UnitedHealth Group common stock on April 23, 2004 and the closing prices for UnitedHealth Group common stock on the last trading day immediately prior to each of the two-week, one-, three- and six-month and one-, two-, three-, four- and five-year periods ending on April 23, 2004. The results of this review are noted in the table below.

	Average of Closing Prices over Specified Period		Closing Stock Price on Specified Trading Day
April 23, 2004 Two weeks	$	N/A 65.72	$65.95 68.08
One month		65.05	63.70
Three months		62.54	59.67
Six months		58.39	53.98
One year		54.19	45.38
Two years		49.15	42.58
Three years		44.12	29.87
Four years		39.35	17.36
Five years		34.31	13.47

Discounted Cash Flow Analysis

Goldman Sachs performed discounted cash flow analyses to determine ranges of implied present values per share of Oxford common stock as of April 1, 2004, utilizing Oxford management’s forecasts reflecting both its base case and pessimistic case scenarios. Oxford management informed Goldman Sachs that its base case and pessimistic case scenarios reflected differing assumptions on the part of Oxford management as to growth in Oxford’s membership, increases in its medical costs, premium increases to be charged to Oxford members and increases in Oxford’s administrative expenses. According to Oxford management, these differing assumptions reflected different potential scenarios with respect to competitive pricing pressure, economic growth, trends in employment and increases in medical costs in the markets in which Oxford operates and the product mix of Oxford products and services sold. For 2004, the Oxford management’s forecast were identical under both scenarios. For 2005 through 2008, the pessimistic case scenario reflected the possibility of a more negative outlook with respect to the above variables. Using discount rates ranging from 11% to 7%, reflecting estimates of Oxford’s weighted average cost of capital, Goldman Sachs derived a range of implied enterprise values for Oxford by discounting to present value (a) the expected free cash flow of Oxford over the period from April 1, 2004 through December 31, 2008 and (b) implied terminal values for Oxford as of December 31, 2008 derived by multiplying estimates of Oxford’s 2008 earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, by terminal multiples ranging from 5.5x to 7.5x. To calculate ranges of implied present values per share of Oxford, Goldman Sachs subtracted from the range of implied enterprise values, the amount of Oxford’s indebtedness as provided to it by the management of Oxford and divided the result by the number of Oxford’s fully diluted shares outstanding provided to Goldman Sachs by Oxford’s management.

Based on the forgoing calculations, Goldman Sachs derived a range of implied present values of $53.28 to $76.62 per share of Oxford common stock based on Oxford management’s forecasts reflecting its base case scenario and a range of implied present values of $34.92 to $49.36 per share of Oxford common stock based on Oxford management’s forecasts reflecting its pessimistic case scenario. Goldman Sachs noted that the range of implied present values per share of Oxford common stock derived reflecting the base case scenario reflected premia ranging from 4.7% to 50.6% over the $50.89 closing price for Oxford common stock as of April 23, 2004, and the range of implied present values per share of Oxford common stock derived reflecting the pessimistic case scenario reflected discounts to the $50.89 closing price for Oxford common stock as of April 23, 2004 ranging from 31.4% to 3.0%.

Analysis of Illustrative Present Values Based on Hypothetical Future Stock Prices

Oxford Common Stock

Goldman Sachs calculated an illustrative range of implied present values as of April 1, 2004 for a share of common stock of Oxford based on hypothetical future share prices for Oxford common stock derived using four different estimates of Oxford’s stand-alone earnings per share, referred to as EPS, for 2006. The four EPS estimates were based on Oxford management’s forecasts reflecting its:

•	base case scenario;

•	base case scenario, adjusted to reflect Oxford management’s estimates of the impact of potential share repurchases by Oxford in 2004 – 2006;

•	pessimistic case scenario; and

•	pessimistic case scenario, adjusted to reflect Oxford management’s estimates of the impact of potential share repurchases by Oxford in 2004 – 2006.

For purposes of this analysis, Goldman Sachs calculated a range of hypothetical share prices for Oxford common stock as of December 31, 2005 by multiplying each of the four estimates of 2006 EPS for Oxford by hypothetical forward price-to-earnings, referred to as P/E, ratios ranging from 8.6x to 12.6x. Using discount rates ranging from 8.0% to 12.0%, reflecting estimates of Oxford’s cost of equity capital, Goldman Sachs derived an illustrative range of implied present values for a share of Oxford common stock by discounting to present value

(1) the range of December 31, 2005 hypothetical share prices it calculated for Oxford common stock using each of the four estimates of Oxford’s 2006 EPS and (2) an assumed quarterly dividend rate equal to Oxford’s current $.10 per share quarterly dividend rate. The illustrative ranges of implied present values for a share of Oxford common stock calculated using each of the four estimates of Oxford’s 2006 EPS are as follows:

2006 EPS Estimate	Illustrative Range of Present Values
Base case	$38.49-$59.70
Base case, adjusted for share repurchases	$44.50-$69.08
Pessimistic case	$29.25-$45.29
Pessimistic case, adjusted for share repurchases	$33.95-$52.62

Merger Consideration

Goldman Sachs also calculated two illustrative ranges of implied values of the merger consideration to be received by Oxford stockholders for each share of Oxford common stock. These ranges of implied values of the merger consideration reflected illustrative ranges of implied present values as of April 1, 2004 of 0.6357 of a share of common stock of UnitedHealth Group, the stock component of the merger consideration, based on hypothetical future share prices derived using two different estimates of the combined company’s 2006 EPS, plus $16.17, the cash component of the merger consideration. Although both estimates of 2006 EPS for the combined company that were utilized were derived using (1) an estimate of UnitedHealth Group’s stand-alone 2006 EPS calculated based on IBES’ median estimate of UnitedHealth Group’s 2005 EPS growth increased for 2006 based on the IBES median estimate of the long-term compounded annual growth rate for UnitedHealth Group and (2) Oxford management’s estimate of the operating synergies to result from the merger, the two estimates differed in that one was derived using Oxford management’s estimates of Oxford’s stand-alone 2006 EPS based on its base case forecasts and the other was derived using Oxford management’s estimate of Oxford’s stand-alone 2006 EPS based on its pessimistic case forecasts. These projections of Oxford management did not reflect adjustments for the impact of potential share repurchases.

For purposes of this analysis, Goldman Sachs calculated a range of hypothetical future share prices for the common stock of UnitedHealth Group as of December 31, 2005 by multiplying each of the two different estimates of the combined company’s 2006 EPS by hypothetical forward P/E ratios ranging from 14.1x to 18.1x. Using discount rates ranging from 7.0% to 9.0% reflecting estimates of the combined company’s cost of equity capital, Goldman Sachs derived an illustrative range of implied present values for a share of UnitedHealth Group common stock by discounting to present value the range of December 31, 2005 hypothetical share prices calculated using each of the two estimates of the combined company’s 2006 EPS. Goldman Sachs derived the two illustrative ranges of implied values of the merger consideration by multiplying each of the two ranges of December 31, 2005 hypothetical share prices for UnitedHealth Group by 0.6357, the exchange ratio applicable to the stock component of the merger consideration, and increasing the result by the $16.17 cash component of the merger consideration. Goldman Sachs also calculated the premia reflected by the illustrative range of implied values of the merger consideration calculated based on the estimate of the combined company’s 2006 EPS derived using Oxford management’s forecasts reflecting its base case and pessimistic case scenarios, respectively, as compared to the illustrative range of present values of a share of Oxford common stock calculated using the same forecasts for Oxford, but adjusted to reflect Oxford management’s estimates of the impact of potential share repurchases by Oxford in 2004 – 2006 as described above under “Analyses of Illustrative Present Values Based on Hypothetical Future Stock Prices—Oxford Common Stock.”

The illustrative ranges of implied value of the merger consideration using each of the two estimates of the combined company’s 2006 EPS as well as the ranges of premia calculated by Goldman Sachs are set forth in the following table.

2006 Estimates of Combined Company EPS	Illustrative Ranges of Merger Consideration Value	Ranges of Premia to Oxford Stand-Alone Ranges of Present Values
Under Oxford management base case scenario	$57.20-$70.55	28.5%-2.1%
Under Oxford management pessimistic case scenario	$55.93-$68.87	64.7%-30.9%

Research Analyst Recommendations

Goldman Sachs reviewed the research analyst recommendations with respect to the common stock of Oxford and UnitedHealth Group compiled by IBES as of April 23, 2004, before the announcement of the signing of the merger agreement. Goldman Sachs noted that IBES’ compilation included the recommendations of 16 different brokerage firms with respect to Oxford common stock and 22 different brokerage firms with respect to UnitedHealth Group common stock. The following table provides, with respect to the common stock of each of the two companies, the percentage of those brokerage firms that, according to information compiled by IBES as of April 23, 2004, had outstanding each of the following recommendations (or an equivalent thereof).

Recommendation	Oxford	UnitedHealth Group
Strong buy	6%	41%
Buy	0%	50%
Hold	63%	9%
Underperform	25%	0%
Sell	6%	0%

Historical Exchange Ratio Analysis

Goldman Sachs calculated implied exchange ratios reflecting the average of the closing prices of Oxford common stock as compared to the average of the closing prices of UnitedHealth Group common stock over two-week, one-, three-, six-month and one-, two- and three-year periods ending April 2, 2004. Goldman Sachs also calculated implied exchange ratios reflecting the closing price of Oxford common stock on April 23, 2004 as compared to the closing price of UnitedHealth Group common stock on that day; reflecting the average of the closing prices of Oxford common stock over the five trading days ending on April 2, 2004 as compared to the closing price of UnitedHealth Group common stock on April 23, 2004; and reflecting the closing prices of Oxford common stock as compared to UnitedHealth Group common stock on the last trading day immediately prior to each of the two-week, one-, three- and six-month and one-, two- and three-year periods prior to April 23, 2004. The results of these ratio calculations are reflected in the following table.

	Implied Exchange Ratio of Average of Closing Prices over Specified Period	Implied Exchange Ratio of Closing Stock Prices on Specified Trading Day
April 23, 2004	N/A	.77x
Five-day average for period ending April 2, 2004	N/A	.74x
One Month	.78x	.73x
Three Months	.78x	.80x
Six Months	.80x	.81x
One Year	.78x	.63x
Two Years	.83x	1.05x
Three Years	.86x	.89x

Goldman Sachs also calculated that an implied merger consideration price of $58.09 as compared to the $65.95 closing price for UnitedHealth Group common stock as of April 23, 2004 reflected an implied exchange ratio of .88x. The $58.09 implied merger consideration price was derived by adding the $16.17 cash component of the merger consideration and the market value of .6357 of a share of UnitedHealth Group common stock, the stock component of the merger consideration, calculated based on the $65.95 closing price of UnitedHealth Group common stock as of April 23, 2004.

Historical Premium Analysis

Goldman Sachs calculated that the $58.09 implied merger consideration price noted above represented a premium of 14.2% over the $50.89 closing price for the shares of Oxford common stock on April 23, 2004 and a premium of 18.9% over the $48.87 average of the closing prices of Oxford common stock over the five trading days ending on April 2, 2004. Goldman Sachs also calculated the premia reflected by the sum of (1) $16.17, the cash component of the merger consideration, plus (2) the average of the closing prices of UnitedHealth Group common stock over the one-, three-, six- and twelve- month periods ending April 2, 2004, multiplied by .6357, the fraction of a share of UnitedHealth Group common stock included in the merger consideration, as compared to the average trading price of Oxford common stock over each of the one-, three-, six- and twelve-month periods ending April 2, 2004. Goldman Sachs also calculated the premia reflected by the sum of (1) $16.17 plus (2) the closing price of UnitedHealth Group common stock on the last trading day immediately prior to the beginning of each of those periods, multiplied by .6357, as compared to the closing price of Oxford common stock on the last trading day immediately prior to the beginning of each of the same periods. The results of these premia calculations are reflected in the following table.

	Premium Based on Average of Closing Prices over Specified Period	Premium Based on Closing Price on Specified Trading Day
One Month	17.7%	21.3%
Three Months	16.0%	13.3%
Six Months	15.8%	15.5%
One Year	22.4%	56.8%

Transaction Multiple Analyses

Goldman Sachs calculated the following for Oxford:

•	Enterprise value as a multiple of actual 2003 revenues and estimated 2004 and 2005 revenues;

•	Enterprise value as a multiple of actual 2003 EBITDA, and estimated 2004 and 2005 EBITDA;

•	Enterprise value as a multiple of actual 2003 earnings before interest and taxes, referred to as EBIT, and estimated 2004 and 2005 EBIT;

•	Share price as a multiple of 2003 actual EPS and 2004 and 2005 estimated EPS; and

•	Enterprise value divided by number of members of Oxford as of December 31, 2003.

In connection with the foregoing calculations, Goldman Sachs utilized an enterprise value for Oxford based on an implied equity value calculated by multiplying the number of fully diluted outstanding shares of Oxford provided by Oxford management by an implied merger consideration price of $58.09 per share. The enterprise value for Oxford was calculated by decreasing this implied equity value by the amount by which Oxford’s excess cash exceeded it total debt based on information provided by Oxford management. Oxford’s management also provided the fully diluted share and number of members information.

For purposes of its calculations in connection with this analysis, Goldman Sachs used actual 2003 financial results for Oxford based on publicly availably information and 2004 and 2005 estimates from Oxford management. For 2005 (but not 2004) Oxford management’s estimates reflecting its base case scenario differed from those reflecting its pessimistic case scenario. Goldman Sachs performed its calculations using 2005 estimates from management reflecting both its base case and pessimistic case scenarios.

Goldman Sachs’ calculations are summarized below.

Enterprise value as a multiple of:	Based on a $58.09 Implied Merger Consideration Price
2003 actual revenue	0.9	x
2004 estimated revenue	0.8
2005 estimated revenue—base case	0.7
2005 estimated revenue—pessimistic case	0.8

2003 actual EBITDA	7.6	x
2004 estimated EBITDA	7.3
2005 estimated EBITDA—base case	6.7
2005 estimated EBITDA—pessimistic case	7.8
2003 actual EBIT	8.0	x
2004 estimated EBIT	7.7
2005 estimated EBIT—base case	7.0
2005 estimated EBIT—pessimistic case	8.2
Share price as a multiple of:
2003 actual EPS	14.0	x
2004 estimated EPS	13.2
2005 estimated EPS—base case	12.0
2005 estimated EPS—pessimistic case	14.1
Enterprise value divided by number of members as of December 31, 2003	$3,129.8

Common Stock Comparison of Regional Health Insurers

Goldman Sachs compared selected publicly available financial information, percentages, multiples and rates for Oxford and the following selected regional health insurance companies:

•	HealthNet, Inc.

•	Coventry Health Care, Inc.

•	Humana Inc.

•	WellChoice, Inc.

•	PacifiCare Health Systems, Inc.

•	Sierra Health Services, Inc.

Although none of the selected companies are directly comparable to Oxford, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to the operations of Oxford.

The equity market capitalization for each of the selected companies (except Oxford, as noted below) was calculated by multiplying the closing stock price of each as of April 23, 2004 by the number of that company’s fully diluted outstanding shares as disclosed in the company’s most recent publicly available data. Each company’s enterprise value was calculated by adding to its equity market capitalization the amount of its net debt as of December 31, 2003.

Goldman Sachs compared the following results for the selected companies and Oxford:

•	the April 23, 2004 closing stock price (except as noted below with respect to Oxford common stock) as a percentage of the 52-week high stock price;

•	enterprise value as a multiple of: 2003 sales, EBITDA and EBIT;

•	the April 23, 2004 closing stock price (except as noted below with respect to Oxford common stock) as a multiple of estimated EPS for 2004 and as a multiple of estimated EPS for 2005, referred to as the 2005 P/E multiple;

•	estimated five-year EPS compounded annual growth rate, referred to as the 5-Year EPS CAGR;

•	the 2005 P/E multiple as a multiple of the 5-Year EPS CAGR; and

•	enterprise value divided by number of members as of December 31, 2003, referred to as enterprise value per member.

The following table shows the median and mean percentages and multiples and rates referred to for the selected regional insurers, including Oxford. To the extent that the calculation of this information required the use of estimates of future results and a recent stock price, Goldman Sachs used estimated results based on median estimates for each company (including Oxford) published by IBES as of April 23, 2004 and the closing stock price as of April 23, 2004 for each company other than Oxford, for which Goldman Sachs used the $48.87 average of the closing prices of Oxford common stock over the five trading days ending on April 2, 2004. The median and mean for the selected regional insurers, including Oxford, are compared on the following table to similar information calculated by Goldman Sachs with respect to Oxford based on both an implied merger consideration price of $58.09 and Oxford management’s forecasts reflecting its base case and pessimistic case scenarios. All historical information used by Goldman Sachs for purposes of this analysis was derived from the applicable companies’ latest publicly available financial statements as of April 23, 2004, except that the fully-diluted-share and number-of-members information used with respect to Oxford were from Oxford’s management.

	Regional Health Insurers (including Oxford)		Oxford Based on $58.09 Implied Merger Consideration Price
	Median	Mean	Management’s Base Case	Management’s Pessimistic Case
Enterprise value to 2003 sales	0.5x	0.5x	0.9x	0.9x
Enterprise value to 2003 EBITDA	6.4x	6.9x	7.6x	7.6x
Enterprise value to 2003 EBIT	7.8x	7.7x	8.0x	8.0x
2004 P/E multiple	13.4x	12.4x	13.2x	13.2x
2005 P/E multiple	11.2x	10.9x	12.0x	14.1x
5-Year EPS CAGR	13.5%	13.9%	12.0%	12.0%
2005 P/E multiple to 5-Year EPS CAGR	0.8x	0.8x	1.0x	1.2x
Enterprise value per member	$1,044	$1,130	$3,130	$3,130

Selected Historical Transactions Analysis

Goldman Sachs reviewed publicly available information for the following announced merger or acquisition transactions involving companies in the health insurance industry (Target/Acquirer – Announcement Date):

•	WellPoint Health Networks Inc./Anthem, Inc.—October 27, 2003

•	MAMSI/UnitedHealth Group Incorporated—October 27, 2003

•	Cobalt Corporation/WellPoint Health Networks Inc.—June 2, 2003

•	AmeriChoice Corp./UnitedHealth Group Incorporated—June 2, 2002

•	Trigon Healthcare, Inc./Anthem, Inc.—April 29, 2002

•	CareFirst, Inc./WellPoint Health Networks Inc.—November 20, 2001 (proposed transaction ultimately withdrawn)

•	RightCHOICE Managed Care, Inc./WellPoint Health Networks Inc.—October 18, 2001

•	Cerulean Companies, Inc./WellPoint Health Networks, Inc.—November 29, 2000

•	Humana Inc./UnitedHealth Group Incorporated—May 2, 1998 (transaction ultimately terminated)

•	NYLCare Health Plans, Inc./Aetna Inc.—March 16, 1998

•	HealthSource, Inc./CIGNA Corporation—February 28, 1997

•	FHP International Corporation/PacifiCare Health Systems, Inc.—August 5, 1996

•	U.S. Healthcare Inc./Aetna Life and Casualty Company—April 1, 1996

•	Health Systems International, Inc./WellPoint Health Networks Inc.—March 8, 1995

Goldman Sachs calculated and compared the following multiples, premia and other information with respect to the merger to similar information for the selected transactions:

•	the enterprise value of the target company as a multiple of revenue, EBITDA and EBIT for the twelve month period prior to the announcement, referred to as the LTM period;

•	price per target share payable in the transaction as a multiple of IBES median EPS estimate for the target for the following four-quarter period at the time of announcement, referred to as the forward P/E ratio;

•	the enterprise value of the target divided by the number of members based on the latest publicly available information for the target prior to the announcement; and

•	the premium over the target’s share price one day, one week and one month prior to announcement reflected by the announced per-share transaction price, or, in the case of the merger, $16.17 plus the market value of the stock component merger consideration on the applicable day.

For purposes of this analysis, each target’s enterprise value was calculated by multiplying the announced per-share transaction price by the number of that company’s fully diluted outstanding shares as disclosed in the company’s most recent filings prior to the announcement of the applicable transaction and adding to that result the company’s net debt as disclosed in the company’s most recent filings prior to the announcement of the applicable transaction less the amount of certain transaction expenses.

The results of Goldman Sachs’ calculations and comparisons are summarized as follows:

	High	Mean	Median	Low	Proposed Merger
Enterprise value as a multiple of LTM Period
Revenue	2.2x	0.9x	0.8x	0.3x	0.9x
EBITDA	15.6x	10.5x	10.9x	5.0x	7.6x
EBIT	20.6x	13.4x	13.3x	8.2x	8.0x
Forward P/E Ratio	24.9x	19.8x	19.4x	16.1x	13.2x
Enterprise value per member	$3,171	$1,143	$1,003	$330	$3,129.8
Premium over market price prior to announcement
One Day	46.3%	22.3%	20.4%	11.5%	14.2 18.9	%/ %*
One Week	46.2%	25.8%	27.2%	8.8%	7.7%
One Month	64.2%	32.3%	26.0%	6.6%	21.3%

*	Premium calculated based on the $48.87 average of the closing prices of Oxford common stock over the five trading days ended April 2, 2004.

Contribution Analysis

Goldman Sachs calculated the hypothetical relative contributions of Oxford and UnitedHealth Group to a combined company in terms of:

•	sales, EBITDA, EBIT and net income based on actual results for 2003 and estimated results for 2004 and 2005; and

•	number of members as of December 31, 2003.

Based on implied equity values of Oxford and UnitedHealth Group calculated by Goldman Sachs using the metrics set out below, Goldman Sachs calculated the hypothetical relative contributions of Oxford and UnitedHealth Group to a combined company and implied exchange ratios for a hypothetical all-stock acquisition of Oxford by UnitedHealth Group. Goldman Sachs used the following metrics for its calculations:

•	actual 2003 and estimated 2004 and 2005 sales, EBITDA and EBIT—with implied equity values for each of UnitedHealth Group and Oxford calculated by (a) multiplying each of these figures for that party by the multiple of UnitedHealth Group’s actual 2003 and estimated 2004 and 2005 sales, EBITDA or EBIT, as applicable, reflected by UnitedHealth Group’s enterprise value as of April 23, 2004 and (b) decreasing (in the case of UnitedHealth Group, which had positive net debt) or increasing (in the case of Oxford, which had negative net debt) the result to reflect the applicable company’s net debt as of December 31, 2003;

•	actual 2003 and estimated 2004 and 2005 net income—with implied equity values for each of UnitedHealth Group and Oxford calculated by multiplying each of the these figures for that party by the multiples of UnitedHealth Group’s actual 2003 and estimated 2004 and 2005 net income reflected by UnitedHealth Group’s equity market value based on the closing price of UnitedHealth Group common stock on April 23, 2004;

•	number of members as of December 31, 2003—with implied equity values for each of UnitedHealth Group and Oxford calculated by (a) multiplying this figure for that party by the multiple of the number of members of UnitedHealth Group as of December 31, 2003 reflected by UnitedHealth Group’s enterprise value as of April 23, 2004 and (b) decreasing (in the case of UnitedHealth Group, which had positive net debt) or increasing (in the case of Oxford, which had negative net debt) the result to reflect the applicable company’s net debt as of December 31, 2003; and

•	equity market capitalization—with each party’s implied equity market value calculated by multiplying the number of its diluted shares outstanding by, in the case of UnitedHealth Group, its $65.95 closing stock price as of April 23, 2004 and, in the case of Oxford, the $48.87 average closing price for Oxford common stock over the five trading period before April 2, 2004.

Finally, Goldman Sachs calculated the percentage of the fully diluted shares of common stock of UnitedHealth Group that the UnitedHealth Group shareholders before the merger would retain following the merger, and the percentage of the fully diluted shares of common stock of UnitedHealth Group Oxford stockholders would receive, based on the implied exchange ratio in an all-stock transaction at the implied merger consideration price of $58.09 and a $65.95 closing stock price for UnitedHealth Group common stock as of April 23, 2004.

For purposes of the foregoing calculations, Goldman Sachs utilized median IBES estimates for UnitedHealth Group and Oxford management’s forecasts reflecting its base case and pessimistic case scenarios. The fully diluted share numbers used with respect to Oxford were from Oxford’s management and with respect to UnitedHealth Group were from UnitedHealth Group’s most recent publicly available SEC filings as of April 23, 2004. Goldman Sachs used net debt information for UnitedHealth Group derived from the public SEC filings of UnitedHealth Group and net debt information for Oxford provided by Oxford management. Net debt is defined as total indebtedness less cash. All historical financial results utilized were derived from the applicable company’s publicly available SEC filings.

The results of the Goldman Sachs calculations are as follows:

	% Contribution		Implied % of Combined Equity		Implied Exchange Ratio
	UnitedHealth	Oxford	UnitedHealth	Oxford
Sales
2003 actual	85.3%	14.7%	84.9%	15.1%	1.392x
2004 estimate	85.8%	14.2%	85.4%	14.6%	1.345x
2005 estimate
UnitedHealth Group IBES/Oxford base case	85.8%	14.2%	85.4%	14.6%	1.347x
2005 estimate—Oxford pessimistic case	86.5%	13.5%	86.1%	13.9%	1.266x

EBITDA
2003 actual	84.6%	15.4%	84.1%	15.9%	1.477x
2004 estimate	86.2%	13.8%	85.8%	14.2%	1.303x
2005 estimate
UnitedHealth Group IBES/Oxford base case	86.4%	13.6%	86.0%	14.0%	1.276x
2005 estimate—Oxford pessimistic case	88.1%	11.9%	87.7%	12.3%	1.105x

EBIT
2003 actual	83.9%	16.1%	83.5%	16.5%	1.547x
2004 estimate	85.1%	14.9%	84.7%	15.3%	1.420x
2005 estimate
UnitedHealth Group IBES/Oxford base case	85.6%	14.4%	85.2%	14.8%	1.367x
2005 estimate—Oxford pessimistic case	87.4%	12.6%	87.0%	13.0%	1.175x

Net Income
2003 actual	84.2%	15.8%	84.2%	15.8%	1.469x
2004 estimate	86.5%	13.5%	86.5%	13.5%	1.232x
2005 estimate
UnitedHealth Group IBES/Oxford base case	86.9%	13.1%	86.9%	13.1%	1.190x
2005 estimate—Oxford pessimistic case	88.6%	11.4%	88.6%	11.4%	1.016x

Membership	92.8%	7.2%	92.4%	7.6%	0.658x

Equity Market Capitalization			91.5%	8.5%	0.741x
All-Stock Transaction			90.0%	10.0%	0.881x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Oxford or UnitedHealth Group or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Oxford’s board of directors as to the fairness from a financial point of view to the holders of the outstanding shares of Oxford common stock of the merger consideration to be received by those holders pursuant to the merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Oxford, UnitedHealth Group, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs’ opinion to Oxford’s board of directors was one of many factors taken into consideration by Oxford’s board of directors in making its determination to approve the merger agreement.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to Oxford in connection with, and participated in certain of the negotiations leading to, the merger agreement. In addition, Goldman Sachs has provided investment banking services to UnitedHealth Group from time to time, including having acted as:

•	lead manager of a public offering of UnitedHealth Group’s 5.20% Notes due January 2007 (aggregate principal amount $400,000,000) in January 2002;

•	UnitedHealth Group’s financial advisor in connection with its acquisition of AmeriChoice Corporation of Virginia announced in June 2002;

•	co-manager of a public offering of UnitedHealth Group’s 4.875% Notes due April 2013 (aggregate principal amount $450,000,000) in March 2003;

•	UnitedHealth Group’s financial advisor in connection with its acquisition of Golden Rule Financial Corporation of Indiana announced in September 2003:

•	UnitedHealth Group’s financial advisor in connection with its acquisition of MAMSI announced in October 2003;

•	co-manager of a public offering of UnitedHealth Group’s 3.30% Notes due January 2008 (aggregate principal amount $500,000,000) in November 2003; and

•	co-manager of a public offering of UnitedHealth Group’s 3.75% Notes due February 2009 (aggregate principal amount $250,000,000) and 4.75% Notes due February 2014 (aggregate principal amount $250,000,000) in February 2004.

Goldman Sachs also executed a block trade of 500,000 shares of UnitedHealth Group common stock held by a member of the board of directors of UnitedHealth Group in February 2004 and currently acts as agent with respect to UnitedHealth Group’s commercial paper program. Goldman Sachs may also provide investment banking services to Oxford and UnitedHealth Group in the future. In connection with the above-described investment banking services, Goldman Sachs has received, and may receive, compensation.

In addition, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide these services to Oxford, UnitedHealth Group and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Oxford and UnitedHealth Group for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Oxford selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement, dated November 5, 2003, Oxford engaged Goldman Sachs to act as its exclusive financial advisor in connection with a possible strategic transaction involving the sale of all or a portion of the stock or assets of

Oxford. Pursuant to the terms of this letter agreement, Oxford agreed to pay Goldman Sachs a transaction fee equal to .40% of the total equity consideration paid in connection with the merger. The principal portion of the transaction fee is contingent upon completion of the merger. Oxford has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including various liabilities under the federal securities laws.

Completion and Effectiveness of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, if permissible, including adoption of the merger agreement by the stockholders of Oxford. The merger will become effective upon the filing of a certificate of merger with the State of Delaware.

UnitedHealth Group and Oxford are working to complete the merger as quickly as possible, and we hope to do so as promptly as practicable after the special meeting and the receipt of any required regulatory approvals and consents. However, because the merger is subject to closing conditions and the approval of certain regulatory agencies such as the Departments of Insurance of each of New York, California, New Jersey and Connecticut, as well as the Department of Health of New York and the New Jersey Department of Health and Senior Services, UnitedHealth Group and Oxford cannot predict the exact timing of the completion of the merger.

As promptly as practicable after the merger is completed, Wells Fargo, the exchange agent for the merger, will mail to you a letter of transmittal and instructions for surrendering your Oxford stock certificates in exchange for UnitedHealth Group common stock and cash. When you deliver your Oxford stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your Oxford stock certificates will be cancelled and you will receive a certificate representing that number of whole shares of UnitedHealth Group stock that you are entitled to receive pursuant to the merger agreement and a check for the cash that you are entitled to receive pursuant to the merger agreement.

You should not submit your stock certificates for exchange until you have completed and mailed the letter of transmittal and instructions referred to above.

You will be entitled to receive dividends or other distributions on UnitedHealth Group common stock with a record date after the merger is completed, but only after you have surrendered your Oxford stock certificates. If there is any dividend or other distribution on UnitedHealth Group common stock with a record date after the merger, you will receive the dividend or distribution promptly after the later of the date that your UnitedHealth Group shares are issued to you or the date the dividend or other distribution is paid to all UnitedHealth Group shareholders.

UnitedHealth Group will issue a UnitedHealth Group stock certificate or check in a name other than the name in which a surrendered Oxford stock certificate is registered only if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Operations Following the Merger

Following the merger, the business of Oxford will be continued by a wholly owned subsidiary of UnitedHealth Group. Upon completion of the merger, the managers and officers of Ruby Acquisition will operate the business formerly conducted by Oxford. The stockholders of Oxford will become shareholders of UnitedHealth Group and their rights as shareholders will be governed by the UnitedHealth Group second restated articles of incorporation, the UnitedHealth Group second amended and restated bylaws and the laws of the State of Minnesota. See “Comparison of Rights of Shareholders of UnitedHealth Group and Oxford” beginning on page 104 for a discussion of some of the differences in the rights of shareholders of UnitedHealth Group and the stockholders of Oxford.

Interests of Certain Persons in the Merger

Oxford’s directors and executive officers have interests in the merger as individuals in addition to, and that may be different from, their interests as stockholders. The Oxford board of directors was aware of these interests of Oxford’s directors and executive officers and considered them in its decision to approve and adopt the merger agreement.

Employment Agreements between Oxford Executive Officers and UnitedHealth Group

Certain of Oxford’s executive officers and senior management personnel have executed employment agreements with UnitedHealth Group and United HealthCare Services, Inc. that will take effect upon the completion of the merger, except that Annex A of each of the employment agreements was effective upon the signing of the merger agreement and will become void if the merger is not completed. Upon completion of the merger and the effectiveness of the new employment agreements, all prior employment agreements between Oxford and such executives will terminate.

New Employment Agreements—Generally

Each of the employment agreements with Messrs. Berg, Black, Conlin, Hill, Thompson and Dr. Muney has a term that will expire on December 31, 2006 and which will renew automatically for succeeding one-year terms unless either party gives the other a non-renewal notice. Under the employment agreements, each executive officer will continue in his current position, but with UnitedHealthcare’s North East region, including Oxford. As such, with respect to the North East region, Mr. Berg will serve as UnitedHealthcare’s Chief Executive Officer, Mr. Black as the Executive Vice President of Operations and Chief Information Officer, Mr. Conlin as the Executive Vice President of Health Care Services, Mr. Hill as the Executive Vice President of Sales and Business Development, Dr. Muney as an Executive Vice President and Chief Medical Officer and Mr. Thompson as an Executive Vice President and Chief Financial Officer. Mr. Berg will also be responsible for integrating Oxford’s and UnitedHealth Group’s business in the North East region and will serve as the Chief Integration Officer in that regard.

Each employment agreement also provides for a payment on the date of the merger that is based on the severance to which the executive would have been entitled on constructive termination of employment under his Oxford agreement after the merger. The amounts of these payments are $5,475,000, $1,580,000, $1,530,000, $1,700,000, $1,720,000 and $1,430,000 for Messrs. Berg, Black, Conlin, Hill, and Thompson and Dr. Muney, respectively. Mr. Berg’s payment reflects an increase in his severance provided under his employment agreement, representing one-half of his salary and last year’s bonus, which the compensation committee had been considering in advance of and approved as appropriate in connection with the merger. UnitedHealth Group may reduce the amount payable to Mr. Berg to $2,975,000 under certain circumstances if Mr. Berg is granted 72,500 shares of UnitedHealth Group’s restricted stock. If granted, the shares will vest over a two-year period, with 45,320 shares vesting 15 months after the date of grant and an additional 3,020 shares vesting each month thereafter, subject to accelerated vesting in the event of a qualifying termination of Mr. Berg’s employment as described below. Further, if any of these executives, other than Mr. Hill, is subject to the excise tax imposed under Section 4999 of the Code and such excise tax is incurred in connection with this merger, he will receive an additional after-tax amount equal to the amount of the excise tax.

Upon a qualifying termination of employment under the new employment agreements, each executive officer will be entitled to severance pay. A qualifying termination will occur if the executive officer’s employment is terminated (1) by mutual agreement of the parties, (2) without cause by UnitedHealth Group, (3) because of death or disability, (4) upon delivery from UnitedHealth Group of a notice of non-renewal or (5) by the executive due to a change in employment, as such term is defined in the employment agreement. Severance benefits will commence on the date of termination and continue for two years for Mr. Berg and one year for each other executive officer. The severance benefit is contingent upon execution of a release and is payable in bi-weekly installments equal to  1/26 of the sum of the executive officer’s annualized base salary plus his average incentive compensation paid over the prior two years (excluding special, long-term, or one-time bonus or incentive compensation payments), and in the case of Mr. Berg, plus $250,000. In the event of a qualifying termination after a change in control, the severance payable to Mr. Berg will be payable in a lump sum and the severance payable to Messrs. Black, Conlin, Hill, Thompson and Dr. Muney will be increased to cover two years of bi-weekly payments.

During the term of an executive officer’s employment with UnitedHealth Group and generally for 12 months thereafter in case of the executive officers other than Mr. Berg, and for 24 months in the case of Mr. Berg, each executive officer will be subject to a restrictive covenant that prohibits him from engaging in certain activities that are in conflict with his duties under the employment agreement, such as conducting business with the customers of UnitedHealth Group, recruiting or hiring the employees of UnitedHealth Group, or rendering services to a competitor of UnitedHealth Group. For executive officers other than Mr. Berg, UnitedHealth Group may elect to have the restrictive covenant be in effect for up to 24 months if UnitedHealth Group continues to pay the executive severance compensation.

Annex A of each of the employment agreements provides that the executive officers’ restricted stock units fully vest immediately prior to the completion of the merger. The executive officers also agree not to exercise any rights arising from a change in control under the executive officers’ employment agreements with Oxford between the signing of the merger agreement and completion of the merger. Such a change in control will occur upon Oxford’s stockholders approval of the merger agreement. In addition, the executive officers’ bonuses for the periods ending on December 31, 2004 will be paid under Oxford’s bonus plans. Should any such executive officer’s employment be terminated on or after the merger, the executive officer will be paid any unpaid bonuses for such period. Annex A of Mr. Berg’s employment agreement also grants him the authority to determine and allocate Oxford bonuses for the periods ending on December 31, 2004.

Charles G. Berg. Mr. Berg will receive an annual base salary of $475,000 in respect of his Chief Executive Officer duties, an additional annual base salary of $350,000 in respect of his integration duties and a supplemental annual benefit of $250,000 payable in bi-weekly installments through the earlier to occur of the second anniversary of the completion of the merger or termination of his employment. The agreement also provides for Mr. Berg to have a target annual bonus equal to 100% of his combined annual base salary and a target annual incentive award under UnitedHealth Group’s Executive Annual Incentive Plan equal to 60% of his combined annual base salary. In addition, on the date the merger is completed, Mr. Berg will be granted a stock option covering 100,000 shares of UnitedHealth Group common stock in respect of his Chief Executive Officer duties and a stock option covering 100,000 shares in respect of his Chief Integration Officer duties. Thereafter, on each anniversary of the merger completion date, subject to continued employment, he will be granted a stock option covering 75,000 shares in respect of his Chief Executive Officer duties and another option covering 75,000 shares in respect of his Chief Integration Officer duties. Notwithstanding the foregoing, no stock options will be granted to Mr. Berg if he exercises any Oxford stock options between April 26, 2004 and the completion of the merger, unless such Oxford options would otherwise expire within 30 days. Subject to continued employment, 25% of the shares subject to options granted to Mr. Berg will vest on the first four anniversaries of the date of grant. If Mr. Berg’s employment terminates under circumstances which entitle him to receive severance, he will be treated as continuing to remain employed for two years for purposes of continued vesting and exercisability of the stock options granted to him under the employment agreement and also for purposes of any UnitedHealth Group stock options he receives in respect of his Oxford stock options in the merger.

Messrs. Black, Conlin, Hill, Thompson and Dr. Muney. Each of these executive officers will receive an annual base salary equal to the annual base salary he received with Oxford. Messrs. Black, Conlin and Dr. Muney will receive annual base salaries of $415,000; Mr. Hill will receive $425,000 and Mr. Thompson will receive $500,000. In addition, each executive officer’s annual target bonus shall be equal to 120% of his annual base salary and each executive officer will be granted, on the merger completion date, a stock option to purchase

50,000 shares of UnitedHealth Group stock. Subject to continued employment, 25% of the shares subject to the option will vest on the first four anniversaries of the date of grant. If an executive officer’s employment terminates under circumstances entitling him to severance, he will be treated as continuing to remain employed for one year (two years if the termination occurs within one year following a change in control of UnitedHealth Group) for purposes of continued vesting and exercisability of the stock options granted to him under the employment agreement and also for purposes of any UnitedHealth Group stock options he receives in respect of his Oxford stock options in the merger. Notwithstanding the foregoing, no stock options will be granted to an executive officer if he exercises any Oxford stock options he holds between April 26, 2004 and the completion of the merger, unless such Oxford options would otherwise expire within 30 days.

Mr. Gregoire. In connection with the merger, Mr. Gregoire’s employment agreement with Oxford was amended. This amendment provides generally the same benefits and obligations as under Annex A to the employment agreements between the other executives and UnitedHealth Group. In addition, the amendment provides that Mr. Gregoire will be entitled to receive a payment on the date of the merger that is based on the severance he would be entitled to if, following a change in control, his employment were terminated without cause or by reason of a constructive termination. The amount of this payment is $1,400,000. Oxford also agrees not to terminate Mr. Gregoire for 12 months following the date of the completion of the merger, during which period he will devote his full time duties and attention to the integration of the Office of the General Counsel of Oxford with UnitedHealthcare. From the date of consummation of the merger until the expiration of 12 months from such date, Mr. Gregoire will be paid a base salary of $400,000. Upon termination of employment, Mr. Gregoire will be paid a bonus equal to $20,833 multiplied by the number of months in 2005 Oxford is required to employ him.

Stock Options

In addition, in connection with the merger, UnitedHealth Group will assume each option to purchase Oxford common stock, subject generally to the same terms and conditions as previously applicable thereto, and each Oxford stock option assumed by UnitedHealth Group will be converted automatically into options to purchase shares of UnitedHealth Group common stock, except that (1) each such substitute stock option will be exercisable for, and represent the right to acquire, that whole number of shares of UnitedHealth Group common stock (rounded to the nearest whole share) equal to the number of shares of Oxford common stock subject to such Oxford stock option multiplied by the option exchange ratio and (2) the option price per share of UnitedHealth Group common stock under each substitute stock option will be an amount equal to the option price per share of Oxford common stock subject to the option in effect immediately prior to completion of the merger divided by the option exchange rate. Options to purchase Oxford common stock, other than options issued pursuant to Oxford’s 1991 Directors Stock Option Plan or which have been or will be granted to employees after April 26, 2004 but before completion of the merger, will fully vest and become immediately exercisable upon either the adoption by Oxford’s stockholders of the merger agreement or upon completion of the merger.

The following table summarizes the estimated amounts that would become payable to Oxford’s executive officers and directors in connection with the exercise of vested stock options and certain accelerated stock options resulting from the merger. For purposes of the following table, the dollar values have been calculated using the average of the per share closing trading prices of UnitedHealth Group common stock for the ten trading days ending on June 9, 2004, the most recent practicable date prior to the mailing of this proxy statement/prospectus, as well as the “equivalent stock price plus cash” of shares of Oxford common stock on such date.

Name	Vested Stock Options (# of shares)	Value of Vested Stock Options	Accelerated Stock Options (# of shares)	Value of Accelerated Stock Options
Executive Officers
Charles G. Berg	570,293	$18,701,819	558,438	$15,808,711
Kurt B. Thompson	215,633	6,575,654	201,697	6,117,092
Steven H. Black	57,501	1,745,706	181,352	4,739,008
Kevin R. Hill	197,263	5,807,645	201,697	6,117,092
Alan M. Muney, M.D., M.H.A.	136,889	4,360,261	129,156	3,748,695
All other executive officers (2 persons)	343,828	11,252,932	297,015	8,735,583

Board of Directors
Joseph W. Brown	19,903	533,428	6,634	136,474
Robert B. Milligan, Jr.	24,878	472,287	6,634	136,474
Ellen A. Rudnick	13,268	270,813	7,739	173,982
Benjamin H. Safirstein, M.D.	14,373	318,039	6,634	136,474
Kent J. Thiry	25,430	690,002	11,056	245,636
Richard C. Vaughan	—	—	—	—

Each of Messrs. Berg, Thompson, Black, Hill and Dr. Muney has agreed to forfeit the stock options to be granted pursuant to his employment agreement with UnitedHealth Group if he exercises any Oxford stock options between April 26, 2004 and the completion of the merger, unless such Oxford options would otherwise expire within 30 days.

Non-Employee Director Compensation

Pursuant to the 2002 Non-employee Director Stock Option Plan, each non-employee director is entitled to receive an automatic grant of nonqualified options to purchase 10,000 shares of Oxford common stock on the Friday following each annual meeting of shareholders and in prior years the Chairman of the board had received a supplemental grant of options on 5,000 shares. Under the terms of the plan, one-fourth of the options vest on each of the date of grant and the next three anniversaries thereof and on a change in control of Oxford. The options expire seven years from the date of grant but cease to be exercisable 90 days after termination of a director’s service. Non-employee directors historically have received their first annual option grant at the annual meeting following their appointment to the Oxford board of directors. In lieu of the 2004 stock option grant, at the recommendation of a nationally recognized independent compensation consultant to the Compensation Committee of the Oxford board of directors, the Compensation Committee of the Oxford board of directors recommended, and the Oxford board of directors approved, a payment of $210,000 to each non-employee director ($315,000 for the Chairman of the board of directors), which was determined by the compensation consultant based on Oxford’s 2003 FAS Statement 123 assumptions to be the cash equivalent value of the annual option grants.

Restricted Stock Units

In addition to the vesting of stock options, restricted stock units held by Oxford’s executive officers will vest immediately prior to the merger and in satisfaction of these units the executive officer will receive unrestricted shares of Oxford common stock. The following table sets forth the number of restricted stock units held and the “equivalent stock price plus cash” value of the Oxford shares that will be distributed to these Oxford executive officers based on the average of the per share closing trading prices of UnitedHealth Group common stock for the ten trading days ending on June 9, 2004, the most recent practicable date prior to the mailing of this proxy statement/prospectus.

Name	Restricted Stock Units (# of shares)	Value of Restricted Stock Units
Charles G. Berg	50,000	2,820,454
Kurt B. Thompson	19,000	1,071,740
Steven H. Black	20,000	1,128,182
Kevin R. Hill	19,000	1,071,740
Alan M. Muney, M.D., M.H.A.	14,000	789,727
All other executive officers (2 persons)	31,000	1,748,649

The vesting of restricted stock units held by other Oxford employees will also be accelerated if such an employee’s employment is terminated without cause or such employee terminates his or her employment by reason of a constructive termination, in each case, within 18 months following the completion of the merger. If such termination occurs, the employee’s outstanding restricted stock units, whether or not vested, will be payable in cash in an amount equal to the number of then outstanding restricted stock units multiplied by the closing price of the shares of UnitedHealth Group common stock underlying the restricted stock units on the date of such employee’s termination.

Indemnification and Insurance

The merger agreement provides that without further action upon effectiveness of the merger, Ruby Acquisition will assume and maintain all rights to indemnification and exculpation provided to current and former directors and officers of Oxford in the Oxford certificate of incorporation and bylaws, and that such rights will continue in full force and effect following completion of the merger. In addition, UnitedHealth Group has agreed to indemnify and hold harmless, and provide advancement of expenses to directors, officers and employees of Oxford to the same extent such persons were indemnified by, or had the right to advancement of expenses from, Oxford on the date of the merger agreement by Oxford pursuant to Oxford’s certificate of incorporation or bylaws.

The merger agreement provides that, for six years after completion of the merger, UnitedHealth Group will maintain Oxford’s policies of directors’ and officers’ liability insurance or substitute comparable policies; provided that UnitedHealth Group shall not be obligated to pay aggregate premiums in excess of 300% of the amount paid by Oxford in its last full fiscal year.

Oxford Common Stock Ownership

The following table provides information about each stockholder known to Oxford to own beneficially more than 5% of the outstanding shares of Oxford common stock (based solely on information provided in Schedule 13Gs filed by each such entity in February 2004 with the Securities and Exchange Commission, referred to as the SEC).

Name and Address of Beneficial Owner	Common Stock	Percent of Class(1)
Vanguard Windsor Funds – Vanguard Windsor Fund(3) 100 Vanguard Blvd. Malvern, PA 19355	6,602,800	8.06%
Chieftain Capital Management, Inc.(4) 12 East 49th Street New York, New York 10017	6,073,005	7.41%
Iridian Asset Management LLC, et al.(5) 276 Post Road West Westport, CT 06880	4,439,050	5.42%
Alex Brown Investment Management LP(6) 217 E. Redwood Street, #1400 Baltimore, MD 21202	4,115,885	5.02%

(1)	Percent of class calculation is based on 81,934,723 shares of Oxford common stock outstanding as of June 11, 2004.
(2)	This information is furnished in reliance on the Schedule 13G filed by Vanguard Windsor Funds – Vanguard Windsor Fund with the SEC on February 6, 2004.
(3)	This information is furnished in reliance on the Schedule 13G filed by Chieftain Capital Management, Inc. with the SEC on February 13, 2004.
(4)	This information is furnished in reliance on the Schedule 13G filed by Iridian Asset Management LLC and other affiliated entities with the SEC on February 5, 2004.
(5)	This information is furnished in reliance on the Schedule 13G filed by Alex Brown Investment Management LP with the SEC on February 17, 2004.

The following table provides information about the beneficial ownership of Oxford common stock as of the close of business on June 10, 2004 by each director, each executive officer and by all directors and executive officers as a group. The address of all of the persons named or identified below is c/o Oxford Health Plans, Inc., 48 Monroe Turnpike, Trumbull, Connecticut 06611.

	Ownership (1)
Name	Common Stock	Percent
Charles G. Berg (2)	675,570	*
Kurt B. Thompson (3)	377,325	*
Steven H. Black (4)	65,000	*
Kevin R. Hill (5)	239,591	*
Alan M. Muney, M.D., M.H.A. (6)	168,186	*
Joseph W. Brown (7)	22,500	*
Robert B. Milligan, Jr. (8)	28,125	*
Ellen A. Rudnick (9)	16,250	*
Benjamin H. Safirstein, M.D. (10)	16,250	*
Kent J. Thiry (11)	28,750	*
Richard C. Vaughan (12)	1,000	*
All Executive Officers and Directors as a Group (13 people) (13)	2,031,749	2.43%

*	Less than 1%
(1)	For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any common stock that such person or group has the right to acquire within 60 days after June 9, 2004. For purposes of computing the percentage of outstanding common stock held by each person named above, any shares that such person has the right to acquire within 60 days after June 9, 2004 are deemed outstanding but such shares are not deemed to be outstanding for purposes of computing the percentage ownership of any other person.
(2)	Includes 644,649 shares of Oxford common stock issuable upon exercise of vested stock options and 30,921 shares of Oxford common stock held directly, but excludes 50,000 restricted stock units, approximately 214 shares of Oxford common stock held in the Oxford 401(k) savings plan, which are fully vested and options to purchase 631,250 shares of Oxford common stock that vest in more than 60 days.
(3)

Includes 243,751 shares of Oxford common stock issuable upon exercise of vested stock options and 38,849 shares of Oxford common stock held directly, but excludes 19,000 restricted stock units, approximately 1,107 shares of Oxford common stock held in the Oxford 401(k) savings plan, which are fully vested and options to purchase 228,000 shares of Oxford common stock that vest in more than 60 days. This amount also includes Mr. Thompson’s indirect ownership which includes 83,625 shares of Oxford common stock issuable upon exercise of vested stock options held by his spouse and 2,500 shares of Oxford common stock held directly by his spouse, but excludes her 8,600 restricted stock units, approximately 186 shares of Oxford common stock held by her in the Oxford 401(k) savings plan, which are fully vested, and her options to purchase 93,250 shares of Oxford common stock that vest in more than 60 days.

(4)	Includes 65,000 shares of Oxford common stock issuable upon exercise of vested stock options, but excludes 20,000 restricted stock units, approximately 131 shares of Oxford common stock held in the Oxford 401(k) savings plan, which are 40% vested, and options to purchase 205,000 shares of Oxford common stock that vest in more than 60 days.
(5)	Includes 222,985 shares of Oxford common stock issuable upon exercise of vested stock options and 16,606 shares of Oxford common stock held directly, but excludes 19,000 restricted stock units, approximately 191 shares of Oxford common stock held in the Oxford 401(k) savings plan, which are fully vested, and options to purchase 228,000 shares of Oxford common stock that vest in more than 60 days.
(6)	Includes 154,740 shares of Oxford common stock issuable upon exercise of vested stock options and 13,446 shares of Oxford common stock held directly, but excludes 14,000 restricted stock unit, approximately 143 shares of Oxford common stock held in the Oxford 401(k) savings plan, which are fully vested and options to purchase 146,000 shares of Oxford common stock that vest in more than 60 days.
(7)	Includes 22,500 shares of Oxford common stock issuable upon exercise of vested stock options, but excludes options to purchase 7,500 shares of Oxford common stock that vest in more than 60 days.
(8)	Includes 28,125 shares of Oxford common stock issuable upon exercise of vested stock options, but excludes options to purchase 7,500 shares of Oxford common stock that vest in more than 60 days.
(9)	Includes 15,000 shares of Oxford common stock issuable upon exercise of vested stock options and 1,250 shares of Oxford common stock held directly, but excludes options to purchase 8,750 shares of Oxford common stock that vest in more than 60 days.
(10)	Includes 16,250 shares of Oxford common stock issuable upon exercise of vested stock options, but excludes options to purchase 7,500 shares of Oxford common stock that vest in more than 60 days.
(11)	Includes 28,750 shares of Oxford common stock issuable upon exercise of vested stock options, but excludes options to purchase 12,500 shares of Oxford common stock that vest in more than 60 days.
(12)	Represents 1,000 shares of Oxford common stock held indirectly in a trust for the benefit of Mr. Vaughan’s spouse.
(13)	Includes all shares of Oxford common stock issuable upon exercise of vested stock options, shares of Oxford common stock issuable upon exercise of stock options that will vest within 60 days and shares held directly, but excludes restricted stock units, shares held in the Oxford 401(k) savings plan and options to purchase shares of Oxford common stock that vest in more than 60 days.

Regulatory Matters

The merger is subject to the requirements of the HSR Act, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC and certain waiting periods are terminated or expire. Each of UnitedHealth Group and Oxford intends to file the required notification and report forms with the Antitrust Division of the DOJ and the FTC before the end of June 2004. The applicable waiting period will begin on the date of filing by both parties and will expire 30 days thereafter (or on the next regular business day if the 30th day falls on a Saturday, Sunday or legal public holiday), unless the waiting period is earlier terminated or extended by a request for additional information, in which case the waiting period will expire 30 days after substantial compliance by both parties with respect to the request for additional information, or on the next regular business day if the 30th day falls on a Saturday, Sunday or legal public holiday.

At any time before or after completion of the merger, the Antitrust Division of the DOJ or the FTC may, however, challenge the merger on antitrust grounds. Private parties could take action under the antitrust laws, including seeking an injunction prohibiting or delaying the merger, divestiture or damages under certain circumstances. Additionally, at any time before or after the completion of the merger, notwithstanding expiration of the applicable waiting period, any state could take action under its antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, Oxford and UnitedHealth Group will prevail.

Pursuant to the New York, California, New Jersey and Connecticut insurance laws and the New York and New Jersey health laws, and in order to consummate the merger, each of the Commissioners or Superintendents of Insurance in New York, California, New Jersey and Connecticut and the New York Commissioner of Health must approve UnitedHealth Group’s acquisition of control of Oxford’s insurance companies and health maintenance organizations. Oxford will also need to amend its Certificate of Authority for Oxford Health Plans (NJ), Inc. in the State of New Jersey. To obtain these approvals, UnitedHealth Group has filed acquisition of control or similar applications, as required by the insurance and health laws and regulations of each state. Before UnitedHealth Group’s Form A acquisition of control filings can be approved in New Jersey and Connecticut, the New Jersey Commissioner of Banking and Insurance and the Connecticut Commissioner of Insurance must hold public hearings on such applications. There can be no assurance that any of these local authorities will grant the necessary approvals or consents in order for the merger to be completed.

As previously reported in Oxford’s Form 10-K for the year ended December 31, 2003, the New York State Insurance Department, referred to as the NYSID, sought information from Oxford regarding the Alliance Agreement between Oxford and Medco Health Solutions, Inc., referred to as Medco, effective January 1, 2002, pursuant to which Oxford furnished and continues to furnish de-identified claim information as well as strategic consultative and other services to Medco over the term of the agreement. The NYSID has expressed the view that some portion of the $50 million received by Oxford for the sale of data should be considered in the calculation of future premium rates of Oxford’s New York regulated subsidiaries. In the event the NYSID’s view prevails, then such calculation may have the effect of reducing such future premium rates. Oxford disagrees with the view of the NYSID and discussions continue between the parties.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of the material U.S. federal income tax consequences of the merger to Oxford stockholders who exchange their shares of Oxford common stock for shares of UnitedHealth Group common stock and cash in the merger. This discussion addresses only Oxford stockholders who hold their shares of Oxford common stock as capital assets. It does not address all of the U.S. federal income tax consequences that may be relevant to a particular Oxford stockholder in light of that stockholder’s individual circumstances or to an Oxford stockholder who is subject to special rules, such as, without limitation:

•	a partnership, subchapter S corporation or other pass-through entity;

•	a foreign person, foreign entity or U.S. expatriate;

•	a mutual fund, bank, thrift or other financial institution;

•	a tax-exempt organization or pension fund;

•	an insurance company;

•	a trader in securities that elects mark-to-market;

•	a dealer in securities or foreign currencies;

•	a stockholder who received his or her shares of Oxford common stock through a benefit plan or a tax-qualified retirement plan or through the exercise of employee stock options or similar derivative securities or otherwise as compensation;

•	a stockholder who may be subject to the alternative minimum tax provisions of the Code;

•	a stockholder whose functional currency is not the U.S. dollar;

•	a stockholder who exercises dissenters’ rights; and

•	a stockholder who holds Oxford common stock as part of a hedge, appreciated financial position, straddle, synthetic security, conversion transaction or other integrated investment.

The following discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. It is not binding on the Internal Revenue Service, referred to as the IRS. In addition, this discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction.

Oxford stockholders should consult their own tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

Oxford and UnitedHealth Group each anticipate that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that Oxford receive a written opinion from Sullivan & Cromwell LLP and UnitedHealth Group receive a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, in each case dated as of the effective date of the merger, both to the effect that the merger will qualify as such a reorganization. Oxford’s and UnitedHealth Group’s conditions relating to these tax opinions are not waivable following the adoption of the merger agreement by Oxford stockholders without reapproval by Oxford stockholders (with appropriate disclosure), and neither Oxford nor UnitedHealth Group intends to waive this condition. The opinions will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Oxford, UnitedHealth Group and Ruby Acquisition, including those contained in representation letters of officers of Oxford, UnitedHealth Group and Ruby Acquisition. If any of those representations, covenants or assumptions is inaccurate, counsel may not be able to render the required opinions and the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.

Exchange of Oxford Common Stock for UnitedHealth Group Common Stock and Cash

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences to an Oxford stockholder of the exchange of Oxford common stock for UnitedHealth Group common stock and cash pursuant to the merger will be as follows:

•	an Oxford stockholder generally will, for U.S. federal income tax purposes, recognize gain, but not loss, equal to the lesser of (1) the excess, if any, of the fair market value of the UnitedHealth Group common stock and the amount of cash received by the stockholder over that stockholder’s adjusted tax basis in the Oxford common stock exchanged in the merger or (2) the amount of cash received by the stockholder in the merger (excluding cash received in lieu of fractional shares, which will be taxed as discussed below);

•	the gain recognized by an Oxford stockholder in the merger generally will constitute capital gain, unless, as discussed below, the stockholder’s receipt of cash has the effect of a distribution of a dividend for U.S. federal income tax purposes, in which case the stockholder’s gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes;

•	any capital gain recognized by an Oxford stockholder generally will constitute long-term capital gain if the stockholder’s holding period for the Oxford common stock exchanged in the merger is more than one year as of the date of the merger, and otherwise will constitute short-term capital gain;

•	the aggregate tax basis of the shares of UnitedHealth Group common stock received by an Oxford stockholder (including, for this purpose, any fractional share of UnitedHealth Group common stock for which cash is received) in exchange for Oxford common stock in the merger will be the same as the aggregate tax basis of the stockholder’s Oxford common stock exchanged therefor, decreased by the amount of cash received by the stockholder in the merger (excluding any cash received in lieu of a fractional share) and increased by the amount of gain recognized by the stockholder in the merger (including any portion of the gain that is treated as a dividend and excluding any gain recognized as a result of cash received in lieu of a fractional share); and

•	the holding period of the shares of UnitedHealth Group common stock received by an Oxford stockholder in the merger will include the holding period of the stockholder’s Oxford common stock exchanged in the merger.

Potential Treatment of Cash as a Dividend

In general, the determination of whether gain recognized by an Oxford stockholder will be treated as capital gain or a dividend distribution will depend upon whether, and to what extent, the merger reduces the Oxford stockholder’s deemed percentage stock ownership interest in UnitedHealth Group. For purposes of this determination, an Oxford stockholder will be treated as if the stockholder first exchanged all of its Oxford common stock solely for UnitedHealth Group common stock (instead of the combination of UnitedHealth Group common stock and cash actually received) and then UnitedHealth Group immediately redeemed a portion of that UnitedHealth Group common stock in exchange for the cash the stockholder received in the merger. The gain recognized in the exchange followed by the deemed redemption will be treated as capital gain if, with respect to the Oxford stockholder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”

In general, the deemed redemption will be “substantially disproportionate” with respect to an Oxford stockholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to an Oxford stockholder will depend on the stockholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the Oxford stockholder’s deemed percentage stock ownership of UnitedHealth Group common stock. In general, that determination requires a comparison of (1) the percentage of the outstanding voting stock of UnitedHealth Group that the Oxford stockholder is deemed actually and constructively to have owned immediately before the deemed redemption by UnitedHealth Group and (2) the percentage of the outstanding voting stock of UnitedHealth Group actually and constructively owned by the stockholder immediately after the deemed redemption by UnitedHealth Group. In applying the foregoing tests, a stockholder may, under constructive ownership rules, be deemed to own stock in addition to stock actually owned by the stockholder, including stock owned by other persons and stock subject to an option held by such stockholder or by other persons. Because the constructive ownership rules are complex, each Oxford stockholder should consult its own tax advisor as to the applicability of these rules. The IRS has indicated that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that stockholder has any reduction in its percentage stock ownership under the foregoing analysis.

Cash Received in Lieu of a Fractional Share

To the extent that an Oxford stockholder receives cash in lieu of a fractional share of common stock of UnitedHealth Group, the stockholder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The stockholder generally will recognize gain or loss equal to the difference between the cash received and the portion of the stockholder’s tax basis in the shares of Oxford common stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of Oxford common stock is more than one year as of the date of the merger.

Backup Withholding

Backup withholding at the applicable rate may apply with respect to certain payments, including cash received in the merger, unless an Oxford stockholder (1) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. An Oxford stockholder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s U.S. federal income tax liability, provided the stockholder furnishes certain required information to the IRS.

Reporting Requirements

An Oxford stockholder will be required to retain records pertaining to the merger and will be required to file with such Oxford stockholder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ANY PARTICULAR OXFORD STOCKHOLDER WILL DEPEND ON THAT STOCKHOLDER’S PARTICULAR SITUATION. OXFORD STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.

Accounting Treatment

UnitedHealth Group intends to account for the merger under the purchase method of accounting for business combinations.

Dissenters’ or Appraisal Rights

You will be entitled to exercise appraisal rights as a result of the merger. In order to exercise your appraisal rights, you must follow the requirements of Delaware law. Under these requirements, you must notify Oxford of your intent to exercise your appraisal rights before the vote to adopt the merger agreement. See “Appraisal Rights for Oxford Stockholders” beginning on page 87.

Restrictions on Sale of Shares by Affiliates of Oxford and UnitedHealth Group

The shares of UnitedHealth Group common stock to be received by Oxford’s stockholders in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of UnitedHealth Group common stock issued to any person who is deemed to be an affiliate of either Oxford or UnitedHealth Group at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with either Oxford or UnitedHealth Group and may include the executive officers and directors, as well as the principal stockholders, of both companies. Affiliates may not sell their shares of UnitedHealth Group common stock acquired in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	in accordance with Rule 145 under the Securities Act; or

•	an opinion of counsel or under a “no action” letter from the Securities and Exchange Commission, referred to as the SEC, that such sale will not violate or is otherwise exempt from registration under the Securities Act.

The merger agreement requires Oxford to use its reasonable efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell or otherwise dispose of any of the shares of UnitedHealth Group common stock issued to such person in or pursuant to the merger except in compliance with the Securities Act and the rules and regulations promulgated by the SEC thereunder. UnitedHealth Group’s registration statement on Form S-4, of which this proxy statement/prospectus forms a part, may not be used in connection with the resale of shares of UnitedHealth Group common stock received in the merger by affiliates.

Stock Market Listing

An application for listing the shares of UnitedHealth Group common stock to be issued in the merger on the New York Stock Exchange was filed with the New York Stock Exchange on May 26, 2004. If the merger is completed, Oxford common stock will be delisted from the New York Stock Exchange and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

The following is a summary of selected aspects of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the complete text of the merger agreement, which is attached to this proxy statement/prospectus as Annex A and made part of this proxy statement/prospectus. UnitedHealth Group and Oxford urge you to read carefully the merger agreement in its entirety because this summary may not contain all the information that is important to you.

Structure of the Merger and Conversion of Oxford Common Stock

In accordance with the merger agreement and Delaware law, Oxford will merge with and into Ruby Acquisition, a direct wholly owned subsidiary of UnitedHealth Group. As a result of the merger, the separate corporate existence of Oxford will cease, and Ruby Acquisition will survive as a wholly owned subsidiary of UnitedHealth Group.

Upon completion of the merger, each outstanding share of Oxford common stock, other than shares held by Oxford as treasury stock, or subsidiaries of Oxford or by holders who perfect appraisal rights under Delaware law, will be canceled and converted into the right to receive 0.6357 shares of common stock of UnitedHealth Group and $16.17 in cash. The cash payment and the number of shares of UnitedHealth Group common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend, recapitalization or similar event with respect to UnitedHealth Group common stock or Oxford common stock effected between the date of the merger agreement and the completion of the merger.

No fractional shares of UnitedHealth Group common stock will be issued in connection with the merger. Instead, you will receive an amount of cash (rounded to the nearest whole cent) in lieu of a fraction of a share of UnitedHealth Group common stock equal to the product of such fraction multiplied by the closing price for a share of UnitedHealth Group common stock on the New York Stock Exchange on the closing date of the merger or, if such date is not a trading day, the trading day immediately preceding the closing date of the merger.

Upon completion of the merger, all Oxford stock options, Oxford restricted stock units and Oxford deferred stock units will be assumed by UnitedHealth Group, and will be converted into options to purchase or rights to acquire or receive shares of UnitedHealth Group common stock, as the case may be, upon the same terms and conditions in effect immediately prior to completion of the merger with respect to the Oxford award. Each substitute award will be exercisable for, and represent the right to acquire, that whole number of shares of UnitedHealth Group common stock (rounded down to the next whole share) equal to the number of shares of Oxford common stock subject to such award multiplied by the option exchange ratio. For options, the per share exercise price of the substitute UnitedHealth Group option will be determined by dividing the per share exercise price applicable to the Oxford stock option immediately prior to the merger by the option exchange ratio. Options to purchase Oxford common stock, other than options issued pursuant to Oxford’s 1991 Directors Stock Option Plan or which have been or will be granted to employees after April 26, 2004 but before completion of the merger, will fully vest and become immediately exercisable either upon the vote by Oxford’s stockholders to adopt the merger agreement or upon completion of the merger. Restricted stock units held by certain executive officers of Oxford will also vest immediately prior to the completion of the merger.

Closing and Effective Time

The closing of the merger will take place at 10:00 a.m. on a date that shall be no later than the second business day after satisfaction or waiver of all closing conditions, unless the parties agree in writing to another date. The merger will become effective at the time at which the certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such other time as UnitedHealth Group and Oxford agree and specify in the certificate of merger.

Surrender of Oxford Stock Certificates

As soon as practicable after the effective time of the merger, Wells Fargo, the exchange agent for the merger, will mail to each record holder of Oxford common stock a transmittal letter that will detail the procedures for record holders to exchange Oxford common stock certificates for UnitedHealth Group common stock certificates and the cash payment including cash in lieu of any fractional shares. Do not surrender your certificates before the effective time of the merger and do not send them in with your proxy. After the effective time of the merger, transfers of Oxford common stock will not be registered on Oxford stock transfer books.

Dividends

You will be entitled to receive dividends or other distributions on UnitedHealth Group common stock with a record date after the merger is completed, but only after you have surrendered your Oxford stock certificates. If there is any dividend or other distribution on UnitedHealth Group common stock with a record date after the merger, you will receive the dividend or distribution promptly after the later of the date that your UnitedHealth Group shares are issued to you in exchange for your Oxford certificates and the date the dividend or other distribution is paid to all UnitedHealth Group shareholders.

Representations and Warranties

Each of Oxford, UnitedHealth Group and Ruby Acquisition made a number of representations and warranties in the merger agreement regarding its authority to enter into the merger agreement and to complete the other transactions contemplated by the merger agreement, and with regard to certain aspects of its respective business, financial condition, structure and other facts pertinent to the merger.

The representations and warranties made by Oxford cover the following topics as they relate to Oxford and its subsidiaries:

1.	organization, standing and corporate power;

2.	ownership of subsidiaries;

3.	capital structure;

4.	conflicts between the merger agreement and Oxford’s organizational documents, certain contracts, or applicable law;

5.	governmental approvals;

6.	filings and reports with the SEC;

7.	absence of undisclosed liabilities;

8.	information supplied by Oxford in the proxy statement/prospectus and the related registration statement of UnitedHealth Group;

9.	absence of certain changes in business since December 31, 2003;

10.	litigation;

11.	matters relating to material contracts;

12.	compliance with applicable laws;

13.	employee benefit plans;

14.	taxes;

15.	intellectual property and software;

16.	properties and assets;

17.	environmental matters;

18.	transactions with related parties;

19.	fees and commissions related to investment bankers, financial advisors or brokers engaged in connection with the merger;

20.	opinion of financial advisor;

21.	statutory financial statements; and

22.	financial reserves reported in filings with the SEC and state regulatory agencies.

Certain aspects of the representations and warranties covering the topics set forth in 4, 5, 7, 9–13 and 17 above are qualified by the concept of material adverse effect, which is discussed under “—Concept of Material Adverse Effect” beginning on page 79.

The representations made by UnitedHealth Group and Ruby Acquisition cover the following topics as they relate to UnitedHealth Group, Ruby Acquisition and UnitedHealth Group’s other subsidiaries:

1.	organization, standing and corporate power;

2.	capital structure;

3.	conflicts between the merger agreement and UnitedHealth Group’s organizational documents, certain contracts or applicable law;

4.	governmental approvals;

5.	filings and reports with the SEC;

6.	information supplied by UnitedHealth Group and Ruby Acquisition in the proxy statement/prospectus and the related registration statement of UnitedHealth Group;

7.	absence of certain changes in business since December 31, 2003;

8.	litigation;

9.	compliance with applicable laws;

10.	no previous business activities involving Ruby Acquisition;

11.	no approval by UnitedHealth Group shareholders is necessary for the merger; and

12.	tax matters with respect to the reorganization treatment of the merger and Ruby Acquisition.

Certain aspects of the representations and warranties covering the topics set forth in 3-5 and 7-9 above are qualified by the concept of material adverse effect, which is discussed under “—Concept of Material Adverse Effect” beginning on page 79.

The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the headings “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub.”

Concept of Material Adverse Effect

Many of the representations and warranties contained in the merger agreement are qualified by the concept of “material adverse effect.” This concept also applies to some of the covenants and conditions to the merger described under “—Conditions to the Merger” below, as well as to termination of the merger agreement for breaches of representations and warranties as described under “—Termination of the Merger Agreement.” For purposes of the merger agreement, the concept of material adverse effect means any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, financial condition or results of operations of Oxford or UnitedHealth Group, as the case may be, taken as a whole with their respective subsidiaries, other than any change, effect, event, circumstance, occurrence or state of facts relating to:

•	the economy or the financial markets in general that does not specifically relate to the applicable company and is not more adverse to the applicable company than to other companies in its industry;

•	the industry in which the applicable company and its subsidiaries operate in general that does not specifically relate to the applicable company and is not more adverse to the applicable company than to other companies in its industry;

•	the announcement of the merger agreement, the merger or the identity of the parties to the merger agreement;

•	changes in applicable laws or regulations after the date of the merger agreement that does not specifically relate to the applicable company and is not more adverse to the applicable company than to other companies in its industry; or

•	changes in generally accepted accounting principles or regulatory accounting principles after the date of the merger agreement that does not specifically relate to the applicable company and is not more adverse to the applicable company than to other companies in its industry.

Oxford’s Conduct of Business Before Completion of the Merger

Oxford has agreed that, until termination of the merger agreement or the completion of the merger, Oxford and its subsidiaries will operate their businesses in the ordinary course consistent with past practice, will comply with applicable laws in all material respects and will use reasonable efforts to preserve current business organizations, keep available the services of current officers and employees and preserve their relationships with customers, suppliers, distributors and others having business dealings with Oxford or any of its subsidiaries. Oxford has also agreed that, until the completion of the merger, unless expressly contemplated by the merger agreement or upon obtaining UnitedHealth Group’s written consent, Oxford and its subsidiaries will conduct their businesses in compliance with specific restrictions relating to the following:

•	the declaration of dividends or other distributions; the split, combination or reclassification of capital stock; or the purchase, redemption or other acquisition of Oxford capital stock;

•	the issuance, sale, delivery, grant or encumbrance of securities or any options, other than pursuant to outstanding options or grants to recent employees;

•	the amendment of any of Oxford’s or its subsidiaries’ certificates of incorporation or by-laws or adoption of a stockholder rights plan;

•	the acquisition of any business, equity interest or assets in excess of a specified amount;

•	the sale, lease, license, encumbrance or disposition of property or assets in excess of a specified amount, other than (1) permitted liens, (2) obsolete property or assets and/or (3) in the ordinary course of business;

•	unbudgeted capital expenditures involving the purchase of real property or in excess of a specified amount;

•	the repurchase or prepayment of any indebtedness (except as required by the terms of such indebtedness) or the incurrence or guarantee of any indebtedness or the issuance of any debt securities, other than (1) loans to physicians or physician groups up to a specified amount and (2) investments in Oxford or any of its subsidiaries;

•

the payment, discharge or settlement of claims, liabilities or obligations exceeding a specified amount (other than in the ordinary course of business) or involving a material limitation on Oxford’s or any of its subsidiaries, conduct of business or the waiver or release of any right of Oxford or its subsidiaries with a value exceeding a specified amount;

•	the entering into, modification, amendment or termination of material contracts, if doing so would have a material adverse affect on Oxford or impair in any material respect its ability to perform its obligations under the merger agreement or prevent or materially delay the consummation of the transactions contemplated by the merger agreement, or any contract which involves Oxford or its subsidiaries incurring a liability exceeding a specified amount and which is not terminable without penalty upon one year or less notice (other than contracts or amendments entered into in the ordinary course of business with Oxford’s customers or providers) or contracts whereby Oxford or its subsidiaries grants intellectual property rights or contracts restricting Oxford’s or its subsidiaries’ ability to compete;

•	the entering into any material contract if the completion of the transactions contemplated by, or compliance with, the merger agreement would reasonably be expected to conflict with or result in a violation, breach or default of such contract or result in the creation of liens or rights of termination, cancellation or acceleration of an obligation or loss of benefit under such contract;

•	the increase of compensation or fringe benefits, the payment of bonuses or the payment of benefits not provided for under a benefit plan or contract to current or former officers, directors, employees or consultants except in the ordinary course of business, or the grant of awards under benefits plans other than as required by law, any contract or existing benefit plans, the exercise of any discretion to accelerate the vesting or payment of any compensation or benefit under any contract or Oxford plan, the material change of any actuarial or other assumption used to calculate funding obligations with respect to any Oxford plan or the change of any manner in which contributions to any Oxford plan are made or determined, or taking certain actions affecting payments under, obligations regarding, or contributions to, benefits plans or the entering into, altering or termination of any existing benefit plan for the benefit of any director, officer, employee or consultant, other than as required by law or by any tax qualification requirement;

•	the adoption or entering into any collective bargaining agreement or labor contract;

•	the use of reasonable efforts to maintain existing insurance policies or comparable replacement policies;

•	changes in fiscal year, revaluation of material assets or changes in accounting methods; or

•	the making of any material tax election, settlement of material tax liabilities or agreement to extend the statute of limitations with respect to any material taxes;

•	the material modification of investment, reserving, hedging, underwriting or claims administration practices, policies or principles;

•	the termination, amendment or modification of any agreement entered into by Oxford at the request of UnitedHealth Group after the date of the merger agreement with any individual that is party to an employment agreement with UnitedHealth Group; or

•	the authorizing of any of, or committing, proposing or agreeing to take any of, the foregoing actions.

The agreements related to the conduct of Oxford’s business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the heading “Covenants Relating to Conduct of Business.”

UnitedHealth Group has agreed that, until termination of the merger agreement or completion of the merger, it will not (1) amend its articles or bylaws in a manner materially adverse to Oxford’s stockholders or (2) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned subsidiary of UnitedHealth Group to its parent company or (B) regular cash dividends paid in the ordinary course of business consistent with past practice.

No Solicitation of Transactions

Until the merger is completed or the merger agreement is terminated, Oxford has agreed to instruct its officers, directors and employees and any investment bankers, financial advisors, attorneys, accountants and other advisors, agents or representatives to terminate discussions with third parties regarding takeover proposals and request the return or destruction of any confidential information provided in relation to such discussions. Oxford has also agreed that it will not, nor will it permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, whether directly or indirectly;

•	solicit, initiate, cause, knowingly encourage or knowingly facilitate, any inquiries or takeover proposals (as described below);

•	participate in discussions or negotiations with, or furnish any information to, a third party in connection with or in furtherance of a takeover proposal.

However, prior to the special meeting, Oxford may, in response to an unsolicited bona fide written takeover proposal by a third party and after giving two business days’ prior written notice to UnitedHealth Group, furnish information to, pursuant to a confidentiality agreement no less restrictive than the one with UnitedHealth Group, and participate in discussions with, such third party regarding a takeover proposal if:

•	Oxford’s board of directors determines in good faith, after receiving advice of a financial advisor of nationally recognized reputation and its outside counsel, that the takeover proposal is, or is reasonably likely to be, a superior proposal (as described below), and

•	Oxford’s board of directors determines in good faith, after receiving advice from its outside counsel, that such action is necessary in order to comply with its fiduciary duties under applicable law.

Additionally, Oxford’s board of directors is not prohibited from taking and disclosing to Oxford’s stockholders a position contemplated by Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. Furthermore, Oxford’s board of directors is not prohibited from making any required disclosure to Oxford stockholders if in the good faith judgment of the board of directors (after receiving advice of its outside counsel), failure to so disclose would be inconsistent with its obligations under applicable law. Oxford has agreed to provide UnitedHealth Group with notice of any inquiry Oxford reasonably believes could lead to a takeover proposal, the terms of such inquiry and the identity of the person making such inquiry, and to keep UnitedHealth Group fully informed of the status and details of any such inquiry.

Oxford’s board of directors may not withdraw or modify (in a manner adverse to UnitedHealth Group) its approval or recommendation of the merger agreement or merger or approve or recommend any takeover proposal or any agreement related to a takeover proposal, unless Oxford’s board of directors determines in good faith after receiving advice of its outside counsel that it is necessary to do so to comply with its fiduciary duties, and Oxford provides five business days’ prior written notice to UnitedHealth Group of such action, along with copies of any written offer or proposal relating to such takeover proposal.

A takeover proposal is any inquiry, proposal or offer (other than the merger) for a merger, consolidation or other business combination involving Oxford, for the issuance of 20% or more of the equity securities of Oxford as consideration for the assets or securities of a third party or for the acquisition of 20% or more of the assets or the equity securities, of Oxford. A superior proposal is a bona fide written takeover proposal to acquire 50% or more of the outstanding capital stock of Oxford, or all or substantially all of the assets of Oxford and its subsidiaries, taken as a whole (1) on terms that the Oxford board determines, in good faith, after receiving advice from a financial advisor of nationally recognized reputation and its outside legal counsel, to be more favorable to Oxford’s stockholders from a financial point of view than the terms of the merger and (2) which is reasonably likely to be completed.

For purposes of the foregoing, any violation of the restrictions described above by any director, officer or employee of Oxford or any of its subsidiaries, or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of Oxford is deemed to be a breach of the relevant restriction by Oxford.

Reasonable Best Efforts

Each of UnitedHealth Group and Oxford has agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement in the most expeditious manner practicable, including, among other things, the obtaining of all governmental and third party consents and approvals. Notwithstanding this covenant, nothing shall require UnitedHealth Group to agree to regulatory restrictions on the operation of the business, including divestitures and the imposition of obligations on UnitedHealth Group to maintain, among other things, facilities, operations, employment levels or businesses, which restrictions or obligations would reasonably be likely to (1) have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or (2) materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger.

Employee Matters

UnitedHealth Group has agreed that, following the completion of the merger, it will provide to employees of Oxford immediately prior to the completion of the merger who remain employees with the surviving entity or any of UnitedHealth Group’s subsidiaries, compensation and employee benefits not less favorable in the aggregate than, at UnitedHealth Group’s election from time to time, those provided (1) pursuant to Oxford’s and its subsidiaries’ compensation and employee benefit policies, plans and programs immediately prior to the completion of the merger or (2) to similarly situated employees of UnitedHealth Group and its subsidiaries. UnitedHealth Group has also agreed to, and will cause the surviving entity to, waive pre-existing conditions exclusions, waiting periods and certain other requirements, provide credit for co-payments and deductibles paid and generally recognize prior service with Oxford for purposes of UnitedHealth Group’s benefit plans. UnitedHealth Group will, or will cause the surviving entity, to honor all accrued vacation and sick leave and bonus payments.

Oxford has also agreed to use its reasonable best efforts to cause the executives who have entered into employment agreements with UnitedHealth Group not to repudiate or otherwise breach their employment agreements with UnitedHealth Group.

Conditions to the Merger

The parties’ respective obligations to complete the merger are subject to the prior satisfaction or waiver of each of the conditions specified in the merger agreement. The following conditions must be satisfied or waived before the completion of the merger:

•	the merger agreement must be adopted by the holders of a majority of the outstanding shares of Oxford common stock as of the record date;

•	the waiting period (and any extension thereof) applicable to the merger pursuant to the HSR Act, or any other applicable competition, merger, antitrust or similar law shall have expired or been terminated;

•	specified governmental consents and approvals shall have been obtained and be in full force and effect;

•	there shall be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the consummation of the merger;

•	the shares of UnitedHealth Group common stock issuable to Oxford stockholders must have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange;

•	each of UnitedHealth Group and Oxford must have received an opinion of its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	the representations and warranties of UnitedHealth Group and Oxford set forth in the merger agreement shall be true and correct without giving effect to any qualification as to materiality or material adverse effect, except where the failure to be true and correct would not reasonably be expected to have a material adverse effect on such party, in each case as of the date of the merger agreement and as of the date the merger is to be completed;

•	the parties to the merger agreement shall have performed in all material respects all of their obligations under the merger agreement; and

•	the registration statement, of which this proxy statement/prospectus is a part, must be effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

In addition, the obligations of UnitedHealth Group and Ruby Acquisition to complete the merger are further subject to the satisfaction or waiver, to the extent permitted by law or stock exchange rule, of each of the following conditions specified in the merger agreement:

•	there shall be no litigation or other proceeding by a governmental entity pending or threatened seeking (1) to challenge or restrain the consummation of the merger, (2) to prohibit or limit the ownership or operation of Oxford by UnitedHealth Group (including by requiring disposal of assets or requiring maintenance of operations), or (3) damages, which in the case of (2) or (3) would reasonably be likely to (A) have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or (B) materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger;

•	there shall be no legal restraint in effect which would reasonably be likely to have any of the effects set forth in (1) through (3) of the preceding bullet point; and

•	specified governmental consents and approvals must have been obtained without conditions which would reasonably be likely to (1) have a material adverse effect on Oxford or UnitedHealth Group (measuring such effect on UnitedHealth Group at the level of what would be material to Oxford) or (2) materially impair the benefits sought to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement, including the merger.

Under applicable law and stock exchange rules, the parties are able to waive closing conditions with respect to pending or threatened litigation, representations and warranties, and performance of agreements and covenants; however, the merger agreement provides that neither party shall waive the condition regarding the receipt of the opinion of its tax counsel following the adoption of the merger agreement by Oxford stockholders unless further stockholder approval is obtained with appropriate disclosure.

Termination of the Merger Agreement

The merger agreement may be terminated by mutual consent, or by either UnitedHealth Group or Oxford under any of the following circumstances, at any time before the completion of the merger, as summarized below:

•	if the merger is not completed by December 31, 2004 or, in the event that either party elects on or prior to December 31, 2004 to extend the termination date and on December 31, 2004 all conditions other than those relating to the absence of governmental litigation or antitrust approvals are capable of being satisfied, February 28, 2005, in each case, through no fault of the terminating party;

•	if Oxford’s stockholders do not adopt the merger agreement at the special meeting;

•	if any legal restraint having the effect of permanently prohibiting the merger shall have become final and non-appealable; or

•	if the other party has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform would give rise to the failure of specified closing conditions and is not cured or curable within 30 days following receipt of written notice of the breach.

The merger agreement may also be terminated by UnitedHealth Group within 45 days of:

•	the date on which Oxford’s board of directors or any of its committees withdraws or modifies, in a manner adverse to UnitedHealth Group, its recommendation of the merger or the merger agreement to Oxford’s stockholders, or approves or recommends a takeover proposal other than the merger with UnitedHealth Group; or

•	the failure by Oxford’s board of directors to, within three days of a written request by UnitedHealth Group, publicly confirm its recommendation of the merger and the merger agreement with UnitedHealth Group.

Payment of Termination Fee

Except as described below, whether the merger is completed or the merger agreement is terminated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense. The parties will split the costs of preparing and distributing this proxy statement/prospectus and all costs of filing the pre-merger notification and report under the HSR Act.

Oxford will be required to pay UnitedHealth Group a termination fee of $212,500,000 under the following circumstances:

•	(1) the merger agreement is terminated by UnitedHealth Group or Oxford due to failure to complete the merger by December 31, 2004 or February 28, 2005, as applicable, (2) on the date of such termination Oxford’s stockholders have not yet voted on the merger agreement, (3) a takeover proposal has been communicated to Oxford or its stockholders after the date of the merger agreement and at least one takeover proposal shall not have been withdrawn prior to the event giving rise to the right of termination and (4) Oxford enters into or consummates a takeover proposal within one year after such termination;

•	(1) the merger agreement is terminated by UnitedHealth Group or Oxford due to the failure of Oxford’s stockholders to adopt the merger agreement, (2) a takeover proposal has been communicated to Oxford or its stockholders after the date of the merger agreement and at least one takeover proposal shall not have been withdrawn prior to the event giving rise to the right of termination and (3) Oxford enters into or consummates a takeover proposal within one year after such termination;

•	(1) the merger agreement is terminated by UnitedHealth Group due to Oxford’s willful breach of any of its representations and warranties or willful failure to perform in any material respect any of its covenants that would give rise to the failure of specified closing conditions, and such breach or failure to perform is incurable or is not cured within 30 days following receipt of written notice from UnitedHealth Group, (2) a takeover proposal has been communicated to Oxford or its stockholders after the date of the merger agreement and (3) Oxford enters into or consummates to a takeover proposal within one year after such termination; or

•	the merger agreement is terminated by UnitedHealth Group within 45 days after Oxford’s board of directors or any of its committees (1) withdraws or modifies, or proposes to withdraw or modify, in a manner adverse to UnitedHealth Group, its recommendation of the merger to Oxford’s stockholders, (2) approves or recommends, or proposes publicly to approve or recommend, a takeover proposal other than the merger or (3) fails to, within 3 days of written request by UnitedHealth Group, publicly confirm its recommendation of the merger agreement and the merger.

Failure to pay the termination fee promptly will require Oxford to pay UnitedHealth Group’s expenses in obtaining a judgment against Oxford as well as interest on the payments due at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

The merger agreement does not provide for any circumstances under which UnitedHealth Group will be required to pay Oxford a termination fee.

Amendments, Extension and Waivers

The merger agreement may be amended by action of the board of directors of each of the parties at any time before or after the special meeting, provided that any amendment made after the special meeting that would otherwise require stockholder approval under applicable law must be submitted to the stockholders of Oxford. All amendments to the merger agreement must be in a writing signed by each party. At any time before the effective time of the merger, any party to the merger agreement may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or any document delivered pursuant to the merger agreement; and

•	waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement, except that neither party shall waive the condition regarding receipt of the opinions of tax counsel following the adoption of the merger agreement by Oxford stockholders unless further stockholder approval is obtained with appropriate disclosure.

APPRAISAL RIGHTS FOR OXFORD STOCKHOLDERS

Under Delaware law, you have the right to dissent from the merger and to receive payment in cash for the fair value of your Oxford common stock, as determined by the Court of Chancery of the State of Delaware. Oxford stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights. Oxford will require strict compliance with the statutory procedures. A copy of Section 262 is attached to this proxy statement/prospectus as Annex C.

The following is a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to dissent from the merger and perfect the stockholder’s appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex C because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

Section 262 requires that stockholders be notified not less than 20 days before the special meeting to vote on the merger that dissenters’ appraisal rights will be available. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes Oxford’s notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262.

If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

1. You must deliver to Oxford a written demand for appraisal of your shares before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger itself does not constitute a demand for appraisal under Section 262.

2. You must not vote in favor of the merger. A vote in favor of the merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

If you fail to comply with either of these conditions, and the merger is completed, you will be entitled to receive the shares of UnitedHealth Group common stock and cash payment for your shares of Oxford common stock as provided for in the merger agreement, but will have no appraisal rights with respect to your shares of Oxford common stock.

All demands for appraisal should be addressed to Oxford Health Plans, Inc., General Counsel, 48 Monroe Turnpike, Trumbull, Connecticut 06611, should be delivered before the vote on the merger is taken at the special meeting and should be executed by, or on behalf of, the record holder of the shares of Oxford common stock. The demand must reasonably inform Oxford of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

To be effective, a demand for appraisal by a holder of Oxford common stock must be made by, or in the name of, such record stockholder, fully and correctly, as the stockholder’s name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of such shares.

If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

If you hold your shares of Oxford common stock in a brokerage or bank account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or bank or such other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

Within 10 days after the effective date of the merger, the surviving entity must give written notice of the date the merger became effective to each Oxford stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. Within 120 days after the effective date of the merger, either the surviving entity or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving entity has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify such stockholder’s previous written demand for appraisal.

At any time within 60 days after the effective date of the merger, any stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the shares of UnitedHealth Group common stock and cash payment specified by the merger agreement for his or her shares of Oxford common stock. Any attempt to withdraw an appraisal demand more than 60 days after the effective date of the merger will require the written approval of the surviving entity. Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive a statement setting forth the aggregate number of shares of Oxford common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity, the surviving entity will then be obligated within 20 days after receiving service of a copy of the petition to provide the Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to dissenting stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder.

After determination of the stockholders entitled to appraisal of their shares of Oxford common stock, the Chancery Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid. When the value is determined the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing such shares.

In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more, the same, or less than the value that you are entitled to receive pursuant to the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving entity and the stockholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who had demanded appraisal rights will not, after the effective date of the merger, be entitled to vote shares subject to such demand for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to the effective date); however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if such stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger within 60 days after the effective date of the merger, then the right of such stockholder to appraisal will cease and such stockholder will be entitled to receive the shares of UnitedHealth Group common stock and cash payment for shares of his or her Oxford common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of the surviving entity and must, to be effective, be made within 120 days after the effective date.

In view of the complexity of Section 262, Oxford stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights.

CERTAIN INFORMATION CONCERNING UNITEDHEALTH GROUP

For a detailed description of UnitedHealth Group’s business, the latest financial statements of UnitedHealth Group, management’s discussion and analysis of UnitedHealth Group’s financial condition and results of operations, and other important information concerning UnitedHealth Group, please refer to UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, attached hereto as Annex H and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, attached hereto as Annex K, both of which are made part of this proxy statement/prospectus.

Directors

The board of directors of UnitedHealth Group is divided into three classes as nearly equal in number as possible. Each class serves three years with the term of office of one class expiring at the annual meeting each year in successive years. Neither the composition of the board of directors nor the number of directors will be affected as a result of the merger. The following table provides certain information about the directors of UnitedHealth Group:

Name	Age	Director Since
Directors Whose Terms Expire in 2005
Thomas H. Kean	69	1993
Robert L. Ryan	61	1996
William G. Spears	65	1991
Gail R. Wilensky, Ph.D.	60	1993

Directors Whose Terms Expire in 2006
James A. Johnson	60	1993
Douglas W. Leatherdale	67	1983
William W. McGuire, M.D.	56	1989
Mary O. Mundinger, Ph.D.	67	1997

Directors Whose Terms Expire in 2007
William C. Ballard, Jr.	63	1993
Richard T. Burke	60	1977
Stephen J. Hemsley	51	2000
Donna E. Shalala, Ph.D.	63	2001

Mr. Ballard has been Of Counsel to Greenebaum, Doll & McDonald, PLLC, a law firm in Louisville, Kentucky, since June 1992. In 1992, Mr. Ballard retired after serving 22 years as the Chief Financial Officer and a director of Humana, Inc., a company operating managed health care facilities. Mr. Ballard is also a director of Trover Solutions, Inc. and HealthCare REIT, Inc.

Mr. Burke has been a member of UnitedHealth Group’s board of directors since our inception and was UnitedHealth Group’s Chief Executive Officer until February 1988. From 1995 until February 2001, Mr. Burke was the owner, Chief Executive Officer and Governor of the Phoenix Coyotes, a National Hockey League team. Mr. Burke is also a director of First Cash Financial Services, Inc.

Mr. Hemsley is the President and Chief Operating Officer of UnitedHealth Group and has been a member of the board of directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 as Senior Executive Vice President. He became Chief Operating Officer in September 1998 and was named President in May 1999.

Mr. Johnson has been the Vice Chairman of Perseus LLC, a private merchant banking and investment firm, since April 2001. From January 2000 until April 2001, Mr. Johnson served as the Chairman and Chief Executive

Officer of Johnson Capital Partners, a private investment company. From January 1999 until December 1999, Mr. Johnson was the Chairman of the Executive Committee of Fannie Mae, a federally chartered financial services company providing products and services related to home mortgages. From 1990 until January 1999, Mr. Johnson served as the Chairman and Chief Executive Officer of Fannie Mae. Mr. Johnson is also a director of Gannett Co., Inc., The Goldman Sachs Group, Inc., KB Home, Target Corporation and Temple-Inland, Inc.

Mr. Kean has been the President of Drew University in New Jersey since February 1990. Mr. Kean served as the Governor of the State of New Jersey from 1982 to 1990. From 1968 to 1977, Mr. Kean served in the New Jersey State Assembly, including two years in the position of Speaker. Mr. Kean is the Chair of the 9-11 Commission, an independent, bipartisan commission created in December 2002 to prepare a complete account of the circumstances surrounding the September 11, 2001 terrorist attacks and to provide recommendations designed to guard against future attacks. Mr. Kean is also a director of Amerada Hess Corporation, Aramark Corporation, CIT Group, Franklin Resources, Inc., and The Pepsi Bottling Group, Inc.

Mr. Leatherdale is the retired Chairman and Chief Executive Officer of The St. Paul Companies, Inc., where he served in such capacity from 1990 until October 2001. The St. Paul Companies, Inc. is an insurance, financial and general business corporation. Mr. Leatherdale is also a director of Xcel Energy, Inc.

Dr. McGuire is the Chairman of UnitedHealth Group’s board of directors and its Chief Executive Officer. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became Chairman and Chief Executive Officer in 1991. Dr. McGuire also served as UnitedHealth Group’s Chief Operating Officer from May 1989 to June 1995 and as UnitedHealth Group’s President from November 1989 until May 1999.

Dr. Mundinger has been the Dean of the School of Nursing at Columbia University in New York since January 1986 and Centennial Professor of Health Policy at the School of Nursing since July 1994. Dr. Mundinger has also been Associate Dean, Faculty of Medicine at Columbia University since January 1986. Dr. Mundinger is also a director of Cell Therapeutics, Inc., Gentiva Health Services and Welch Allyn, Inc.

Mr. Ryan has been Senior Vice President and Chief Financial Officer of Medtronic, Inc., a leading medical technology company specializing in implantable and invasive therapies, since 1993. Mr. Ryan is also a director of Hewlett Packard Company.

Dr. Shalala has been the President of the University of Miami in Florida since June 2001. From January 2001 until June 2001, Dr. Shalala was a Visiting Distinguished Fellow at the Center for Public Service at Brookings Institution, an independent non-partisan organization devoted to research, analysis, education and publication of certain public policy issues. Dr. Shalala served as the U.S. Secretary of Health and Human Services from January 1993 until January 2001. From 1987 to 1993, Dr. Shalala served as the Chancellor of the University of Wisconsin-Madison, and from 1980 until 1986, she was the President of Hunter College in New York. From March 1977 to July 1980, Dr. Shalala served as Assistant Secretary for the Department of Housing and Urban Development. Dr. Shalala is also a director of Gannett Co., Inc. and Lennar Corporation.

Mr. Spears has been a Managing Director of Spears Grisanti & Brown LLC, an investment counseling and management firm, since June 1999. Mr. Spears was the Chairman of the Board of Spears, Benzak, Salomon & Farrell, Inc., an investment counseling and management firm, from 1972 until 1999. In April 1995, Spears, Benzak, Salomon & Farrell became a wholly owned subsidiary of KeyCorp, a financial services company. Mr. Spears is also a director of Alcide Corporation and Avatar Holdings, Inc.

Dr. Wilensky has been a senior fellow at Project HOPE, an international health foundation, since 1993. From May 2001 to May 2003 she was Co-Chair of the President’s Task Force to Improve Health Care for our Nation’s Veterans. From 1997 to 2001 she was also Chair of the Medicare Payment Advisory Commission. From 1992 to 1993, Dr. Wilensky served as the Deputy Assistant to President George H.W. Bush for policy development, and from 1990 to 1992, she was the Administrator of the Health Care Financing Administration

(now known as the Centers for Medicare and Medicaid Services) directing the Medicaid and Medicare programs for the United States. Dr. Wilensky is also a director of Gentiva Health Services, Inc., Manor Care, Inc., and Quest Diagnostics Incorporated.

Director Compensation

Directors who are not UnitedHealth Group employees receive an annual retainer of $30,000, a $1,500 fee for attending each board meeting in person ($750 for attending by telephone), and a $1,000 fee for attending each committee meeting in person ($500 for attending by telephone). In addition, UnitedHealth Group pays the Chairman of each of the Audit Committee and the Compensation and Human Resources Committee an annual retainer of $5,000. UnitedHealth Group provides health care coverage to current and past directors who are not eligible for coverage under another group health care benefit program or Medicare. During 2003, UnitedHealth Group paid approximately $6,440 in health care premiums on behalf of Mr. Burke.

Under UnitedHealth Group’s Directors’ Compensation Deferral Plan, which was amended effective January 1, 2004, non-employee directors may elect to defer annually receipt of all or a percentage of their retainer and meeting fees, including committee meeting fees (but not stock options or other stock-based compensation). Amounts deferred are credited to a bookkeeping account maintained for each director participant, and are distributable upon the termination of the director’s directorship for any reason. Participating directors may elect whether distribution is made in either (a) an immediate lump sum; (b) a series of five or ten annual installments (subject to certain additional rules set forth in the Director Deferral Plan); or (c) a delayed lump sum following either the fifth or the tenth anniversary of the termination of the director’s directorship (subject to certain additional rules set forth in the Director Deferral Plan) or (d) in pre-selected amounts and on pre-selected dates while the director remains a UnitedHealth Group director (subject to certain additional rules set forth in the Director Deferral Plan. The Director Deferral Plan does not provide for matching contributions by UnitedHealth Group, but UnitedHealth Group’s board of directors may determine, in its discretion, to supplement the accounts of participating directors with additional amounts. No accounts were supplemented in 2003.

Non-employee directors also receive grants of non-qualified stock options under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan. Under the Stock Incentive Plan (and terms approved by the Compensation and Human Resources Committee with respect to non-employee director grants made pursuant to the Stock Incentive Plan), UnitedHealth Group’s non-employee directors receive three types of option grants: (1) initial grants of non-qualified stock options to purchase 36,000 shares of UnitedHealth Group common stock; (2) quarterly grants of non-qualified stock options to purchase 5,000 shares of UnitedHealth Group common stock; and (3) conversion grants made pursuant to an election by a director to convert annual retainer and meeting attendance fees into options to purchase UnitedHealth Group common stock. The initial grants are made automatically on the date the eligible director is first elected to the board of directors and become exercisable over the following three years at the rate of 12,000 shares per year. The annual grants are made automatically in four quarterly installments on the first business day of each fiscal quarter and become exercisable immediately upon grant. The conversion grants are made on the day of each regularly scheduled board meeting and become exercisable immediately upon grant. The number of shares covered by a conversion option will equal four times the amount of the retainer and meeting fees foregone, divided by the fair market value of one share of UnitedHealth Group common stock on the date of grant. The exercise price for all options granted under the Stock Incentive Plan is the closing sale price of UnitedHealth Group common stock on the date the option is granted. Directors may also receive restricted stock awards and other grants under the Stock Incentive Plan.

Executive Officers of UnitedHealth Group

Name	Age	Position	First Elected As Executive Officer
William W. McGuire, M.D.	56	Chairman, Chief Executive Officer and Director	1988
Stephen J. Hemsley	51	President, Chief Operating Officer and Director	1997
Tracy L. Bahl	42	Chief Executive Officer, Uniprise	2004
Patrick J. Erlandson	45	Chief Financial Officer	2001
David J. Lubben	52	General Counsel and Secretary	1996
Lois E. Quam	42	Chief Executive Officer, Ovations	1998
Robert J. Sheehy	46	Chief Executive Officer, UnitedHealthcare	2001
David S. Wichmann	41	Chief Executive Officer, Specialized Care Services	2003

UnitedHealth Group’s board of directors elects executive officers annually. UnitedHealth Group’s executive officers serve until their successors are duly elected and qualified.

Dr. McGuire is the Chairman of the board of directors and Chief Executive Officer of UnitedHealth Group. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became its Chairman and Chief Executive Officer in 1991. Dr. McGuire also served as UnitedHealth Group’s Chief Operating Officer from May 1989 to June 1995 and as its President from November 1989 until May 1999.

Mr. Hemsley is the President and Chief Operating Officer of UnitedHealth Group and has been a member of the board of directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 as Senior Executive Vice President. He became Chief Operating Officer in September 1998 and was named President in May 1999.

Mr. Bahl joined UnitedHealth Group in 1998 as President of Uniprise Strategic Solutions. In 2003, he became the Chief Marketing Officer of UnitedHealth Group and in April 2004 he was named Chief Executive Officer of Uniprise.

Mr. Erlandson joined UnitedHealth Group in 1997 as Vice President of Process, Planning, and Information Channels. He became Controller and Chief Accounting Officer in September 1998 and was named Chief Financial Officer in January 2001.

Mr. Lubben joined UnitedHealth Group in October 1996 as General Counsel and Secretary. Prior to joining UnitedHealth Group, he was a partner in the law firm of Dorsey & Whitney LLP.

Ms. Quam joined UnitedHealth Group in 1989 and became the Chief Executive Officer of Ovations in April 1998. Prior to April 1998, Ms. Quam served in various capacities including Chief Executive Officer, AARP Division; Vice President, Public Sector Services; and Director, Research.

Mr. Sheehy joined UnitedHealth Group in 1992 and became Chief Executive Officer of UnitedHealthcare in January 2001. From April 1998 to December 2000, he was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy has served in various capacities with UnitedHealth Group, including Chief Executive Officer of United Healthcare of Ohio.

Mr. Wichmann joined UnitedHealth Group in 1998 and became Chief Executive Officer of Specialized Care Services in June 2003. From 2001 to June 2003, he was President and Chief Operating Officer of Specialized Care Services. Since he joined UnitedHealth Group in 1998, Mr. Wichmann has also served as Senior Vice President of Corporate Development.

Long-Term Compensation
					Awards	Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options/(#)(2)	Performance Awards ($)	All Other Compensation ($)(3)
William W. McGuire Chairman and Chief Executive Officer	2003 2002 2001	1,996,154 1,896,154 1,796,154	5,550,000 5,275,000 3,772,000	231,728 200,843 167,563	1,300,000 1,300,000 1,300,000	1,897,000 1,798,000 1,695,000	326,617 285,038 240,321

Stephen J. Hemsley President and Chief Operating Officer	2003 2002 2001	1,000,000 980,769 900,000	2,325,000 2,300,000 1,575,000	79,234 — —	600,000 600,000 600,000	960,000 924,000 840,000	114,548 95,212 76,427

David J. Lubben General Counsel	2003 2002 2001	475,000 450,000 425,000	550,000 550,000 475,000	— — —	150,000 250,000 150,000	425,000 425,000 410,000	34,740 33,199 35,795

Robert J. Sheehy Chief Executive Officer, UnitedHealthcare	2003 2002 2001	485,000 474,231 463,078	500,000 650,000 475,000	— — —	150,000 250,000 150,000	400,000 400,000 375,000	37,421 34,926 21,638

R. Channing Wheeler Senior Vice President, UnitedHealth Group	2003 2002 2001	485,000 474,231 465,000	400,000 540,000 500,000	— — —	125,000 250,000 198,000	375,000 470,000 450,000	18,528 21,614 38,147

(1)	Other annual compensation for Dr. McGuire includes UnitedHealth Group-provided transportation (computed on an incremental cost basis) of $159,471 in 2003, $135,951 in 2002, and $130,963 in 2001, an expense allowance of $21,600 in each of 2003, 2002 and 2001, and reimbursement for financial planning and assistance fees of $50,657 in 2003, $43,292 in 2002 and $15,000 in 2001. Other annual compensation for Mr. Hemsley in 2003 includes UnitedHealth Group-provided transportation (computed on an incremental cost basis) of $60,834, an expense allowance of $14,400, and reimbursement for financial planning fees of $4,000. In accordance with SEC rules, all perquisites and other personal benefits for each named executive officer (other than UnitedHealth Group’s Chief Executive Officer) which aggregate to the lesser of either $50,000 or 10% of the total annual salary and bonus for each such named executive officer have been omitted.

(2)	Reflects a two-for-one split by way of stock dividend of UnitedHealth Group’s common stock issued on June 18, 2003.

(3)	For each of the named executive officers, the amounts indicated for fiscal 2003 consist of UnitedHealth Group contributions made to accounts for the named individuals pursuant to UnitedHealth Group’s 401(k) Savings Plan and Executive Savings Plans as follows: $218,135 for Dr. McGuire, $99,000 for Mr. Hemsley, $30,894 for Mr. Lubben, $33,490 for Mr. Sheehy and $13,990 for Mr. Wheeler. The amounts indicated also include Company-paid disability insurance premiums of $90,270 for Dr. McGuire, $15,533 for Mr. Hemsley, $3,569 for Mr. Lubben, $3,803 for Mr. Sheehy and $4,482 for Mr. Wheeler, and Company-paid life insurance premium of $18,197 for Dr. McGuire; and benefit refunds of $15, $15, $277, $128 and $56 for Dr. McGuire, Mr. Hemsley, Mr. Lubben, Mr. Sheehy, and Mr. Wheeler, respectively.

OPTION GRANTS IN 2003

	Individual Grants
	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in 2003	Exercise or Base Price ($/share)	Expiration Date(1)	Potential Realizable Value at Assumed Annual rates of Stock Price Appreciation for Option Term(2)
						5%($)	10%($)
William W. McGuire	1,300,000	(3)	7.1	40.12	2/12/13	32,800,628	83,123,232
Stephen J. Hemsley	600,000	(4)	3.3	40.12	2/12/13	15,138,751	38,364,569
David J. Lubben	100,000	(4)	0.5	40.12	2/12/13	2,523,125	6,394,095
	50,000	(4)	0.3	53.90	11/28/13	1,694,871	4,295,136
Robert J. Sheehy	100,000	(4)	0.5	40.12	2/12/13	2,523,125	6,394,095
	50,000	(4)	0.3	53.90	11/28/13	1,694,871	4,295,136
R. Channing Wheeler	100,000	(4)	0.5	40.12	2/12/13	2,523,125	6,394,095
	25,000	(4)	0.1	53.90	11/28/13	847,436	2,147,568

(1)	All options granted in 2003 expire ten years following the date of grant, subject to earlier termination upon certain events related to termination of employment. Options not yet exercisable generally become exercisable upon a change in control of UnitedHealth Group, as such term is defined in each executive’s employment agreement.

(2)	The “potential realizable value” shown is the potential gain on the last day the option remains exercisable. This value will be achieved only if the options have been held for the full ten years and the stock price has appreciated at the assumed rate. Potential realizable value is listed for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of future value of UnitedHealth Group common stock or of the stock price.

(3)	Options become exercisable at the rate of 25% per year over a period of four years, beginning on January 1, 2004.

(4)	Options become exercisable at the rate of 25% per year on each of the first four anniversaries of the date of grant.

AGGREGATED OPTION EXERCISES IN 2003

AND OPTION VALUES AT DECEMBER 31, 2003

	Number of Shares Acquired on Exercise	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options 12/31/03 Exercisable /Unexercisable	Value of Unexercised In-the-Money Options at 12/31/03 Exercisable / Unexercisable ($)(2)
William W. McGuire	1,900,000	84,176,032	13,835,248 / 3,250,000	639,800,811 / 82,030,358
Stephen J. Hemsley	800,000	34,698,674	5,680,000 / 1,580,000	261,434,939 / 41,566,435
David J. Lubben	160,000	6,003,760	601,132 / 453,064	25,119,585 / 10,067,485
Robert J. Sheehy	210,000	9,283,536	777,540 / 539,500	33,407,288 / 14,309,512
R. Channing Wheeler	200,000	7,974,720	633,996 / 519,662	26,349,034 / 14,270,185

(1)	Relates to stock options granted between April 1994 and October 1998 to Dr. McGuire; between August 1998 and October 1999 to Mr. Hemsley; in October 1997 to Mr. Lubben; in October 1998 to Mr. Sheehy; and in October 1999 to Mr. Wheeler.

(2)	Calculated by subtracting the per share exercise price from the closing price per share of UnitedHealth Group common stock on December 31, 2003 (the last trading day of the calendar year 2003) of $58.18, and multiplying the result by the number of unexercised options.

PERFORMANCE AWARDS (LTIP) UNDER EXECUTIVE INCENTIVE

PLAN—AWARDS IN LAST FISCAL YEAR

	Performance or Other Period Until Maturation or Payout(1)	Estimated Future Payouts Under Non-Stock Price-Based Plans ($)(2)
		Threshold ($)	Target ($)	Maximum ($)
William W. McGuire	2003-2005	-0-	1,065,000	2,130,000
Stephen J. Hemsley	2003-2005	-0-	550,000	1,100,000
David J. Lubben	2003-2005	-0-	260,000	520,000
Robert J. Sheehy	2003-2005	-0-	270,000	540,000
R. Channing Wheeler	2003-2005	-0-	270,000	540,000

(1)	The table reflects performance awards made under UnitedHealth Group’s Executive Incentive Plan during the fiscal year ended December 31, 2003 to the executive officers named in the Summary Compensation Table above. The Performance awards for the 2002 and 2002-2003 performance period were paid in February 2004 and are reflected in the Summary Compensation Table in the column entitled “Performance Awards.”

(2)	The Compensation and Human Resources Committee establishes target performance awards, maximum performance awards, and objective performance goals at the beginning of each performance period. Minimum performance thresholds must be attained before any performance awards are paid under the Executive Incentive Plan. Although the Executive Incentive Plan allows the Committee to make maximum performance awards equal to 300% of each participant’s average base compensation (as defined in the Executive Incentive Plan), the Committee has chosen to limit maximum awards to the lower amounts shown in the table. The Committee will determine whether or not the performance objectives have been achieved. The Committee may reduce, but not increase, the performance award otherwise payable to any plan participant based on a discretionary assessment of such financial and individual performance factors as it determines to be appropriate. Any payouts will be made within three months of the end of the period, except that a pro rata portion of such payouts may be made earlier upon a change in control of UnitedHealth Group, and participants may elect, if permitted by law, to defer the payment of any awards under UnitedHealth Group’s Executive Savings Plan.

Executive Employment Agreements

UnitedHealth Group has entered into an employment agreement with each of the executive officers named in the Summary Compensation Table.

William W. McGuire, M.D. Dr. McGuire entered into an employment agreement, effective October 13, 1999, to serve as Chief Executive Officer. The initial term of this agreement is five years, ending on October 13, 2004. The agreement will be automatically extended for additional one-year periods on each anniversary of its effective date unless either party delivers prior notice of an intention not to renew the agreement.

Pursuant to the agreement, Dr. McGuire currently receives a base annual salary of $2,000,000, which is subject to a minimum increase of $100,000 each year. During each calendar year of the agreement, Dr. McGuire receives a non-qualified stock option to purchase a minimum of 1,300,000 shares of UnitedHealth Group’s common stock. The option becomes exercisable as to 25% of the shares underlying the option over a period of four years, subject to accelerated vesting if specified events occur. Under the agreement, Dr. McGuire also is eligible to participate in UnitedHealth Group’s incentive bonus and stock plans and in UnitedHealth Group’s other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability insurance policies on behalf of Dr. McGuire.

Upon termination of Dr. McGuire’s employment for any reason, he is entitled to a supplemental retirement benefit in the form of annual payments for his lifetime in an amount equal to a percentage, based on age of retirement, of his average “cash compensation” (as defined in the agreement) for the three calendar years immediately preceding his termination of employment. In the event of Dr. McGuire’s death after his retirement, his surviving spouse is entitled to a benefit in the amount of 50% of the benefit to which Dr. McGuire was entitled. The retirement benefit may be paid out in a lump sum under certain circumstances. Had Dr. McGuire retired at the end of 2003, his annual payments under the supplemental retirement benefit would be approximately $5,148,000 per year.

Upon Dr. McGuire’s retirement, all stock option and other awards granted to Dr. McGuire will vest immediately and all of his options will remain exercisable until the earlier of 72 months after the date of termination of employment or the expiration date of the respective option.

The employment agreement also provides severance benefits if Dr. McGuire’s employment terminates under certain circumstances. If his employment is terminated by UnitedHealth Group without cause or by Dr. McGuire for good reason (as those terms are defined in the agreement), UnitedHealth Group will pay Dr. McGuire his salary and bonus for the 36 months following the termination of his employment. In addition, Dr. McGuire will continue to receive credited service under his supplemental retirement benefits for this 36-month period. All stock option and other awards granted to Dr. McGuire will vest immediately upon his employment termination, and all of his options will remain exercisable until the earlier of 72 months following termination of employment or the expiration date of the respective option. Dr. McGuire will receive these same benefits under certain circumstances in connection with a change in control (as such term is defined in his employment agreement).

If Dr. McGuire’s employment is terminated because of his death or permanent disability, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 24 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and his stock options will vest immediately and remain exercisable for as long as 60 months following his death or permanent disability but not beyond the expiration date of the respective option. In the case of termination due to a permanent disability, Dr. McGuire will continue to receive credited service under his supplemental retirement benefits for 24 months.

If Dr. McGuire voluntarily terminates his employment without good reason, UnitedHealth Group will pay him his salary and bonus for a period of 24 months. Vested stock options at the time of the termination of his employment will remain exercisable for up to 36 months following termination of his employment but not beyond the expiration date of the respective option.

In the event of any termination of Dr. McGuire’s employment other than a termination by UnitedHealth Group for cause, UnitedHealth Group will continue to provide health coverage for Dr. McGuire and his spouse for the remainder of their lives and for his children until they reach the age of 25.

If any payments or benefits paid to Dr. McGuire under his employment agreement are deemed “parachute payments” under the Code, and become subject to excise taxes, UnitedHealth Group will pay Dr. McGuire the amount of such excise taxes plus all federal, state, local, and excise taxes due on these excise tax payments, as these amounts are determined by UnitedHealth Group’s independent auditors.

Pursuant to his employment agreement, Dr. McGuire is subject to provisions prohibiting his solicitation of UnitedHealth Group employees and competition with UnitedHealth Group during the term of the agreement, for the period of the severance payments and for one year thereafter. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

Stephen J. Hemsley. Mr. Hemsley entered into an employment agreement, effective October 13, 1999, to serve as President of UnitedHealth Group. The term of this agreement will continue until the termination of Mr. Hemsley’s employment.

During each calendar year of the agreement, Mr. Hemsley will receive a non-qualified stock option to purchase a minimum of 600,000 shares of common stock. The stock option becomes exercisable as to 25% of the shares underlying the option on each of the first four anniversaries of the date of grant, subject to accelerated vesting if specified events occur. Under the agreement, Mr. Hemsley also is eligible to participate in UnitedHealth Group’s incentive bonus and stock plans and in UnitedHealth Group’s other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability insurance policies on behalf of Mr. Hemsley. In accordance with Mr. Hemsley’s employment agreement, in 2004, UnitedHealth Group finalized a supplemental retirement benefit plan pursuant to which Mr. Hemsley is entitled to a benefit in the form of a lump sum cash payment. The amount of that payment shall be the actuarial equivalent of formulaically determined annual payments for his lifetime. Such annual payments shall be equal to a percentage, based on his age at retirement, of his average salary and bonus for the five years preceding his termination of employment. This percentage increases to a maximum of 55% if Mr. Hemsley retires at age 65. Had Mr. Hemsley retired at the end of 2003, his lump sum payment under the supplemental retirement plan would have been approximately $5,466,000.

The employment agreement provides severance benefits if Mr. Hemsley’s employment by UnitedHealth Group ends under certain circumstances. If his employment is terminated by UnitedHealth Group without cause or by Mr. Hemsley for good reason other than in connection with a change in control (as these terms are defined in the agreement), UnitedHealth Group will pay Mr. Hemsley two times his annual salary and bonus over the 12 months following the termination of his employment. If such termination is in connection with a change in control, Mr. Hemsley will receive three times his annual salary and bonus over the 12 months following the termination of his employment. If the termination is in connection with a change in control, any stock options granted to Mr. Hemsley will vest immediately and remain exercisable for a period of 36 months but not longer than the expiration date under the respective option. If the termination is not in connection with a change in control, the Compensation and Human Resources Committee will give consideration to the vesting of any unvested options and the period that the vested options remain exercisable after termination of Mr. Hemsley’s employment.

If Mr. Hemsley’s employment is terminated because of his death or permanent disability, UnitedHealth Group will pay him or his beneficiaries his salary and bonus for a period of 12 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and his stock options will vest immediately and will remain exercisable for as long as 60 months following his death or permanent disability but not beyond the expiration date of the respective option.

In the event of any termination of Mr. Hemsley’s employment other than a termination for cause, UnitedHealth Group will continue to provide health coverage for Mr. Hemsley and his spouse until age 65 and for his children until they reach the age of 25.

If any payments or benefits paid to Mr. Hemsley under his employment agreement are deemed “parachute payments” under the Code, and become subject to excise taxes, UnitedHealth Group will pay Mr. Hemsley the amount of such excise taxes plus all federal, state, local and excise taxes due on these excise tax payments, as these amounts are determined by UnitedHealth Group’s independent auditors.

Pursuant to the employment agreement, Mr. Hemsley is subject to provisions prohibiting his solicitation of UnitedHealth Group’s employees during the term of the agreement, for the period of the severance payments and for one year thereafter. Mr. Hemsley is also prevented from competing with UnitedHealth Group during the term of his employment and the period that severance payments are made to him under the employment agreement. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

David J. Lubben, Robert J. Sheehy and R. Channing Wheeler. Each of Messrs. Lubben and Sheehy entered into an employment agreement, effective October 16, 1998, to serve as an executive officer of UnitedHealth Group. Mr. Wheeler entered into his employment agreement effective May 20, 1998. Messrs. Lubben’s and

Sheehy’s agreements remain in effect until terminated by either UnitedHealth Group or the executive under certain circumstances. The initial term of Mr. Wheeler’s agreement was three years; and his agreement automatically renews for additional one-year terms unless either party provides prior notice of intent not to renew. Under their agreements, each of Messrs. Lubben, Sheehy and Wheeler is eligible to participate in UnitedHealth Group’s incentive bonus and stock plans and our other employee benefit plans.

Pursuant to their agreements, each of Messrs. Lubben, Sheehy, and Wheeler is entitled to receive severance compensation for a 12-month period if the executive’s employment is terminated by UnitedHealth Group without cause or in connection with a change in employment (as these terms are defined in their respective agreements). The severance compensation generally equals a multiple of the executive’s base salary plus bonus (as determined by their respective agreements), which multiple may be greater if the severance events described above occur within two years following a change in control (as such term is defined in their respective agreements). In connection with a change in control, if any payments or benefits paid to Messrs. Lubben, Sheehy, or Wheeler under their respective employment agreements are deemed “parachute payments” under the Internal Revenue Code, and become subject to excise taxes, UnitedHealth Group will pay each executive the amount of such excise taxes plus all federal, state, local and excise taxes due on these excise tax payments, as these amounts are determined by UnitedHealth Group’s independent auditors. During the terms of their agreements and during certain periods of time following termination of the agreements, each executive is subject to confidentiality, non-solicitation and non-competition provisions.

Executive Savings Plans

Along with certain other management and highly compensated employees of UnitedHealth Group, executive officers are eligible to participate in UnitedHealth Group’s Executive Savings Plans, which are nonqualified, unfunded deferred compensation plans. Under these plans, employees may generally defer up to 100% of their eligible cash compensation. Amounts deferred are credited to a bookkeeping account maintained for each participant, and are distributable upon the termination of the participant’s employment. Subject to certain additional rules set forth in the Executive Savings Plans, employees may elect whether distribution will be made in an immediate lump sum, in a series of five or ten annual installments, or in a delayed lump sum following the tenth anniversary of the employee’s termination. UnitedHealth Group provides a matching credit of up to 50% of amounts deferred at the time of each deferral, but this matching credit applies only to the first 6% of the employee’s base salary and annual incentive award deferrals, and does not apply to deferrals of long-term performance awards or other special incentive awards. Amounts deferred are credited with earnings from measuring investments selected by the employee from a collection of investment vehicles identified by UnitedHealth Group.

UnitedHealth Group Common Stock Ownership

The following table provides information about each shareholder known to UnitedHealth Group to own beneficially more than 5% of the outstanding shares of UnitedHealth Group common stock (based solely on information provided in Schedule 13Gs filed by each such entity in February 2004 with the SEC).

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Janus Capital Management LLC(3) 100 Fillmore Street Denver, CO 80206-4923	38,813,267	6.3%
Barclays Global Investors, NA(4) 45 Fremont Street San Francisco, CA 94105	38,335,800	6.2%
FMR Corp.(5) 82 Devonshire Street Boston, MA 02109-3164	37,892,556	6.1%
AXA Financial Inc.(6) 1290 Avenue of the Americas New York, NY 10104	36,029,977	5.8%
Bank of America Corporation(7) 100 North Tryon Street Charlotte, NC 28255	33,158,459	5.4%

(1)	Except as otherwise described, the shareholders in the table have sole voting and investment powers with respect to the shares listed.

(2)	Percent of class calculation is based on 618,630,040 shares of common stock outstanding as of March 24, 2004.

(3)	This information is based on a Schedule 13G/A reporting beneficial ownership data as of December 31, 2003, filed by Janus Capital Management LLC on February 17, 2004, which sets forth aggregated holdings for Janus Capital Management LLC and two entities in which it owns a majority ownership interest: Bay Isle Financial LLC and Enhanced Investment Technologies LLC. Janus Capital Management LLC has sole voting and investment power with respect to 36,069,092 shares of common stock, and through its ownership interest in Enhanced Investment Technologies LLC, shared voting and investment power with respect to 2,744,175 shares of common stock.

(4)	This information is based on a Schedule 13G/A reporting beneficial ownership data as of December 31, 2003 jointly filed with the SEC on February 17, 2004 by (1) Barclays Global Investors, NA, (2) Barclays Global Fund Advisors, (3) Barclays Global Investors, LTD, (4) Barclays Global Investors Japan Trust and Banking Company Limited, (5) Barclays Life Assurance Company Limited, (6) Barclays Bank PLC, (7) Barclays Capital Securities Limited, (8) Barclays Capital Inc., (9) Barclays Private Bank & Trust (Isle of Man) Limited, (10) Barclays Private Bank and Trust (Jersey) Limited, (11) Barclays Bank Trust Company Limited, (12) Barclays Bank (Suisse) SA and (13) Barclays Private Bank Limited. Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, LTD and Barclays Global Investors Japan Trust and Banking Company Limited hold sole voting power with respect to 26,524,315; 1,889,717; 4,944,520 and 487,057 shares of common stock, respectively, and sole investment power with respect to 26,524,315; 1,889,717; 4,977,520 and 487,507 shares of common stock, respectively.

(5)	This information is based on a Schedule 13G/A filed by FMR Corp. with the SEC on February 17, 2004, reporting beneficial ownership data as of December 31, 2003. FMR, through its control over Fidelity Management & Research Company, a wholly-owned subsidiary of FMR, and Fidelity Management Trust Company and Fidelity International Limited, has sole voting power with respect to 4,807,666 shares of common stock and sole investment power with respect to all 37,892,556 shares of common stock.

(6)	This information is based on a Schedule 13G reporting beneficial ownership data as of December 31 2003, jointly filed with the SEC on February 10, 2004 by (1) AXA Financial, Inc.; (2) AXA, as a parent holding company holding a majority interest in AXA Financial, Inc.; an (3) the Mutuelles AXA, as a group, acting as a parent holding company, and which as a group control AXA. AXA Investment Managers Paris (France), AXA Investment Managers Den Haag, AXA Konzern AG (Germany) and AXA Rosenberg Investment Management LLC, subsidiaries of AXA, hold shares of our common stock, as do two subsidiaries of AXA Financial, Inc.; Alliance Capital Management L.P. and The Equitable Life Assurance Society of the United States. AXA and the Mutuelles AXA have sole voting power with respect to 17,491,097 shares of common stock, shared voting power with respect to 5,908,067 shares of common stock and shared investment power with respect to 1,148,927 shares of common stock. AXA Financial, Inc. has sole voting power with respect to 16,546,544 shares of common stock, shared voting power with respect to 5,908,067 shares of common stock and shared investment power with respect to 31,201 shares of common stock. There are two mailing addresses listed for the Mutuelles AXA. The address for AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 370, rue Saint Honore/75001 Paris, France. The address for AXA Courtage Assurance Mutuelle is 26, rue Louis le Grand/75002 Paris, France. The mailing address for AXA is 25, avenue Matignon/75008 Paris, France. The address for AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.

(7)	This information is based on a Schedule 13G reporting beneficial ownership data as of December 31, 2003 jointly filed with the SEC on February 17, 2004 by (1) Bank of America Corporation, (2) Bank of America NA, (3) NB Holdings Corporation, (4) Bank of America Trust Company of Delaware, N.A., (5) Bank of America Capital Management LLC, (6) Banc of America Advisors, LLC, (7) Marsico Management Holdings, L.L.C., (8) Marsico Capital Management, LLC, (9) NMS Services Inc., (10) NMS Services (Cayman) Inc., (11) Nationsbanc Montgomery Holdings Corporation, (12) Banc of America Securities, LLC and (13) Banc of America Investment Services, Inc. Bank of America Corporation holds shared voting power with respect to 25,706,504 shares of common stock and shared investment power with respect to 33,071,915 shares of common stock, NB Holdings Corporation holds shared voting power with respect to 25,702,762 shares of common stock and shares investment power with respect to 33,068,173 shares of common stock, Bank of America NA holds sole voting power with respect to 1,703,687 shares and shared voting power with respect to 23,998,975 shares of common stock, and sole investment power with respect to 1,503,009 and shared investment power with respect to 31,565,064 shares of common stock, and Bank of America Trust Company of Delaware, N.A. holds shared voting power with respect to 120 shares of common stock and sole investment power with respect to 120 shares of common stock, Banc of America Capital Management LLC holds sole voting power with respect to 405,688 shares of common stock and sole investment power with respect to 429,788 shares of common stock, Banc of America Advisors, LLC holds shared voting power with respect to 4,719,289 shares of common stock and shared investment power with respect to 4,719,289 shares of common stock, and Marsico Management Holdings, L.L.C. and Marsico Capital Management, LLC each hold shared voting power with respect to 23,458,397 shares of common stock and shared investment power with respect to 30,839,505 shares of common stock.

The following table provides information about the beneficial ownership of UnitedHealth Group common stock as of March 24, 2004 by each director, each executive officer in the Summary Compensation Table and by all directors and all executive officers of UnitedHealth Group as a group. The amounts set forth in the column entitled “Amount and Nature of Beneficial Ownership” include shares set forth in the column entitled “Number of Shares Deemed Beneficially Owned as a Result of Options Exercisable Within 60 Days of March 24, 2004.”

	Amount and Nature of Beneficial Ownership(1)		Number of Shares Deemed Beneficially Owned as a Result of Options Exercisable Within 60 Days of March 24, 2004		Percent of Common Stock Outstanding
William C. Ballard	154,400		127,000		*
Richard T. Burke	1,789,494	(2)	358,970		*
Stephen J. Hemsley	6,173,694	(3)	6,160,000		*
James A. Johnson	279,170	(4)	275,170	(4)	*
Thomas H. Kean	320,820	(5)	294,820		*
Douglas W. Leatherdale	771,130		360,530		*
David J. Lubben	567,121	(3)	565,492		*
William W. McGuire	15,460,823	(3)	15,135,248		2.4%
Mary O. Mundinger	149,010		133,010		*
Robert L. Ryan	55,700		43,700		*
Donna E. Shalala	59,000		59,000		*
Robert J. Sheehy	895,708	(3)	892,540		*
William G. Spears	360,668		328,220		*
R. Channing Wheeler	744,417	(3)	735,871		*
Gail R. Wilensky	130,840		112,840		*
All executive officers and directors as a group (18 persons)	28,934,838	(6)	26,575,467	(7)	4.5%

*	Less than 1%.

(1)	Unless otherwise noted, each person and group identified possesses sole voting and investment power with respect to the shares shown opposite such person’s or group’s name. Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days of March 24, 2004 are treated as outstanding only when determining the amount and percent owned by such individual or group.

(2)	Includes 66,124 shares held directly by Mr. Burke’s spouse. Mr. Burke does not have voting or investment power over these shares, and disclaims beneficial ownership of these shares.

(3)	Includes the following number of shares held in trust for the individuals pursuant to UnitedHealth Group’s 401(k) plan: Mr. Hemsley, 140 shares; Mr. Lubben, 158 shares; Dr. McGuire, 3,151 shares; Mr. Sheehy, 580 shares; and Mr. Wheeler, 190 shares.

(4)	Includes options to purchase 146,000 shares held in a family trust. Mr. Johnson does not have voting or investment power over the shares underlying these options, and disclaims beneficial ownership of these shares.

(5)	Includes 4,000 shares held by Mr. Kean in a trust for the benefit of his minor child.

(6)	Includes 5,714 shares held in executive officers’ 401(k) accounts, which shares were previously held in such officers’ accounts under UnitedHealth Group’s former Employee Stock Ownership Plan, and the indirect holdings included in footnotes (2), (4) and (5) above. Pursuant to the terms of UnitedHealth Group’s 401(k) Plan, a participant has sole voting power over his or her shares; however, the plan trustee votes all unvoted shares in the same proportions as the actual proxy votes submitted by plan participants.

(7)	Includes the indirect holdings included in footnote (4) above.

Properties

As of March 31, 2004, UnitedHealth Group leased approximately 8 million and owned approximately 1.3 million aggregate square feet of space in the United States and Europe. UnitedHealth Group’s leases expire at various dates through May 31, 2025.

Employees

As of March 31, 2004, UnitedHealth Group employed approximately 37,000 individuals.

Certain Relationships and Transactions

Mr. William C. Ballard, Jr. is Of Counsel to the law firm of Greenebaum Doll & McDonald PLLC. In 2003, this law firm performed legal services for UnitedHealth Group totaling approximately $30,000. This law firm will no longer be providing services to UnitedHealth Group effective June 30, 2004.

COMPARISON OF RIGHTS

OF

SHAREHOLDERS OF UNITEDHEALTH GROUP

AND

STOCKHOLDERS OF OXFORD

This section of the proxy statement/prospectus describes certain differences between the rights of holders of Oxford common stock and the rights of holders of UnitedHealth Group common stock. While UnitedHealth Group and Oxford believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between being a stockholder of Oxford and being a shareholder of UnitedHealth Group.

As a stockholder of Oxford, your rights are governed by Oxford’s certificate of incorporation, as amended, and its amended and restated bylaws, each as currently in effect. After completion of the merger, you will become a shareholder of UnitedHealth Group. UnitedHealth Group’s common stock is quoted on the New York Stock Exchange under the symbol “UNH.” As a UnitedHealth Group shareholder, your rights will be governed by UnitedHealth Group’s second restated articles of incorporation, as amended, and UnitedHealth Group’s second amended and restated bylaws. In addition, UnitedHealth Group is incorporated in Minnesota while Oxford is incorporated in Delaware. Although the rights and privileges of stockholders of a Delaware corporation are in many instances comparable to those of shareholders of a Minnesota corporation, there are also differences. The following comparison is based on certain amendments to Minnesota corporation law that will be effective on July 1, 2004.

MINNESOTA CORPORATION	DELAWARE CORPORATION

Shareholder Meetings

Under the UnitedHealth Group bylaws, holders of UnitedHealth Group common stock are entitled to at least five days’ prior written notice for each regular meeting and special meeting to consider any matter, except that Minnesota law and the UnitedHealth Group bylaws require that notice of a meeting at which an agreement of merger or exchange is to be considered shall be mailed to shareholders of record, whether entitled to vote or not, at least 14 days prior to such meeting.

Delaware law and the Oxford bylaws require that stockholders be provided prior written notice no more than 60 days nor less than 10 days prior to the date of any meeting of stockholders. Notice must be given at least 20 days prior to a meeting at which the stockholders will be asked to adopt an agreement relating to the merger of the corporation.

Right to Call Special Meetings

Under Minnesota law and the UnitedHealth Group bylaws, a special meeting of shareholders may be called by the chairman of the board, the chief executive officer, the chief financial officer, any two or more directors, a person authorized in the articles or bylaws to call special meetings or a shareholder or shareholders holding 10% or more of all shares entitled to vote, except that a special meeting called by a shareholder for the purpose of considering any action to facilitate, directly or indirectly, or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. The Oxford bylaws authorize a special meeting of stockholders to be called by the chairman of the board of directors, the vice chairman of the board, the chief executive officer or the board of directors.

Actions by Written Consent of Shareholders/Stockholders

Under Minnesota law and the UnitedHealth Group bylaws, any action required or permitted to be taken in a meeting of the shareholders may be taken without a meeting by a written action signed by all of the shareholders entitled to vote on that action. The UnitedHealth Group articles do not restrict shareholder action by written consent.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, stockholders may act by a written consent in lieu of a meeting provided the written consent is signed by the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present. However, the Oxford certificate of incorporation provides that any action required or permitted to be taken by the Oxford stockholders must be taken at a duly called annual or special meeting of stockholders and may not be effected by written consent of the stockholders.

Rights of Dissenting Shareholders/Stockholders

Under both Minnesota and Delaware law, shareholders may exercise a right of dissent from certain corporate actions and obtain payment of the fair value of their shares. Generally, under Minnesota law, the categories of transactions subject to dissenters’ rights are broader than those under Delaware law. Shareholders of a Minnesota corporation may exercise dissenters’ rights in connection with:

•      an amendment of the articles of incorporation that materially and adversely affects the rights and preferences of the shares of the dissenting shareholder in certain respects unless the corporation opts out of this provision in its articles of incorporation;

•      a sale or transfer of all or substantially all of the assets of the corporation;

•      a plan of merger to which the corporation is a party;

•      a plan of exchange of shares to which the corporation is a party; and

•      any other corporate action with respect to which the corporation’s articles of incorporation or bylaws give dissenting shareholders the right to obtain payment for their shares.

Unless the articles, the bylaws, or a resolution approved by the board of directors otherwise provide, such dissenters’ rights do not apply to a shareholder of the surviving corporation in a merger if the shares of the shareholder are not entitled to be voted on the merger. In addition, dissenters’ rights are not available if the shareholder receives shares of any class or series that are listed on the New York Stock Exchange, the American Stock Exchange, or a national securities

Under Delaware law, appraisal rights are available in connection with certain statutory mergers or consolidations in which the corporation is a constituent corporation, or if such rights are otherwise provided in the corporation’s certificate of incorporation. Appraisal rights are not available under Delaware law, however, if the corporation’s stock is (i) listed on a national securities exchange or designated on the Nasdaq National market, or (ii) held of record by more than 2,000 stockholders; provided, that if the merger or consolidation requires stockholders to exchange their stock for anything other than: (a) shares of the surviving corporation; (b) shares of another corporation that will be listed on national securities exchange; (c) cash in lieu of fractional shares of any such corporation; or (d) any combination of such shares and cash in lieu of fractional shares, then appraisal rights will be available. The Oxford certificate does not grant any other appraisal rights. Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions and requirements as set forth in the Delaware General Corporation Law in order to maintain such rights and obtain such payment.

exchange. The UnitedHealth Group articles do not grant any other dissenters’ rights. Shareholders who desire to exercise their dissenters’ rights must satisfy all of the conditions and requirements as set forth in the Minnesota Business Corporation Act in order to maintain such rights and obtain such payment.

Board of Directors

Minnesota law provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by the articles of incorporation or bylaws. The UnitedHealth Group board of directors currently consists of 12 directors. The UnitedHealth Group articles provide that the board is divided into three classes, as nearly equal in number as possible, with directors serving three year terms. The UnitedHealth Group bylaws provide that in the case of any increase or decrease in the number of directors, the increase or decrease shall be distributed among the several classes as nearly equal as possible, as determined by the affirmative vote of a majority of the UnitedHealth Group board or by the affirmative vote of a majority of the holders of the voting stock of UnitedHealth Group. The number of directors may be increased or decreased from time to time by resolution adopted by a majority of the board of directors or by the affirmative vote of the holders of a majority of the voting stock of UnitedHealth Group, considered as one class.

Minnesota law provides that, unless modified by the articles or bylaws of the corporation or by shareholder agreement, the directors may be removed with or without cause by the affirmative vote of that proportion or number of the voting power of the shares of the classes or series the director represents which would be sufficient to elect such director (with an exception for corporations with cumulative voting). The UnitedHealth Group articles require the affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock or the affirmative vote of 66 2/3% of the directors in office at the time such vote is taken. Shareholders of UnitedHealth Group do not have the right to cumulative voting in the election of directors.

Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The Oxford bylaws provide that, unless otherwise fixed by the directors, the number of directors which shall constitute the board of directors shall be no less than 7 and no more than 13. The Oxford certificate of incorporation provides that the board is divided into 3 classes, as nearly equal in number as possible, with directors serving 3 year terms. If the number of directors is changed, any increase or decrease shall be apportioned among the several classes as nearly equal as possible. Except in the case of a classified board, Delaware law states that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Oxford certificate of incorporation provides that directors may be removed only for cause, by the affirmative vote of 80% of the shares of outstanding common stock.

Filling Vacancies on the Board of Directors

Under Minnesota law, unless different rules for filling vacancies are provided for in the articles of incorporation or bylaws, vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, and vacancies resulting from a newly-

Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum or by a sole remaining director. Oxford’s certificate of incorporation and bylaws contain no provisions to the contrary. Further, if, at the time of filling any created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. The shareholders may also elect a new director to fill a vacancy that is created by the removal of a director by the shareholders.

The UnitedHealth Group bylaws provide that vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining members of the board, though less than a quorum; newly created directorships resulting from an increase in the authorized number of directors shall be filled by the vote of a majority of the directors present at a meeting at the time the action is taken.

vacancy, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Amendments to Bylaws and Articles

Minnesota law and the UnitedHealth Group bylaws provide that the power to adopt, amend or repeal the bylaws is vested in the board (subject to certain notice requirements set forth in the UnitedHealth Group bylaws). Minnesota law provides that the authority in the board of directors is subject to the power of the shareholders to change or repeal such bylaws by a majority vote of the shareholders at a meeting of the shareholders called for such purpose, and the board of directors shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office. Under Minnesota law, a shareholder or shareholders holding 3% or more of the voting power of all shares entitled to vote may propose a resolution to amend or repeal bylaws adopted, amended or repealed by the board, in which event such resolutions must be brought before the shareholders for their consideration pursuant to the procedures for amending the articles of incorporation.

Minnesota law provides that a proposal to amend the articles of incorporation may be presented to the shareholders of a Minnesota corporation by a resolution (i) approved by the affirmative vote of a majority of the directors present or (ii) proposed by a shareholder or shareholders holding 3% or more of the voting shares entitled to vote thereon. Under Minnesota law, any such amendment must be approved by the affirmative vote of a majority of the shareholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority. The UnitedHealth Group articles provide that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock is required in order to amend provisions of the UnitedHealth Group articles concerning the election and removal of directors and

Delaware law requires a vote of the corporation’s board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval, or a class vote, is required by the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The Oxford certificate of incorporation provides that the following provisions of the certificate may only be amended upon the affirmative vote of 80% of the outstanding shares of Oxford common stock (i) the prohibition of stockholder action by written consent, (ii) the supermajority voting requirement for certain related party business transactions, (iii) the provisions regarding director qualification and the manner in which the size of the board of directors is determined, (iv) the staggered board provision, (v) the advance notice requirement for nominations to the board, (vi) the supermajority voting requirement for the removal of directors, (vii) the supermajority voting requirement for the amendment of the Bylaws and (viii) the supermajority voting requirement for the amendment of the foregoing provisions. Delaware law also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The Oxford certificate expressly authorizes the board of directors to make, adopt, alter, or repeal any or all of the

that the affirmative vote of the holders of 66 2/3% of the outstanding shares of voting stock is required in order to amend provisions concerning certain mergers, consolidations and other business combinations and reorganizations.	bylaws of Oxford. The Oxford certificate of incorporation and Bylaws provide that the stockholders may adopt, amend or repeal the Bylaws only upon the affirmative vote of 80% of outstanding shares of Oxford common stock.

Indemnification of Directors, Officers and Employees

Minnesota law and Delaware law both contain provisions setting forth conditions under which a corporation may indemnify its directors, officers and employees. While indemnification is permitted only if certain statutory standards of conduct are met, Minnesota law and Delaware law are substantially similar in providing for indemnification if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The statutes differ, however, with respect to whether indemnification is permissive or mandatory, where there is a distinction between third-party actions and actions by or in the right of the corporation, and whether, and to what extent, reimbursement of judgments, fines, settlements, and expenses is allowed. The major difference between Minnesota law and Delaware law is that while indemnification of officers, directors and employees is mandatory under Minnesota law, indemnification is permissive under Delaware law, except that a Delaware corporation must indemnify a person who is successful on the merits or otherwise in the defense of certain specified actions, suits or proceedings for expenses and attorney’s fees actually and reasonably incurred in connection therewith. Minnesota law requires a corporation to indemnify any director, officer or employee who is made or threatened to be made party to a proceeding by reason of the former or present official capacity of the director, officer or employee, against judgments, penalties, fines, settlements and reasonable expenses. Minnesota law permits a corporation to prohibit indemnification by so providing in its articles of incorporation or its bylaws. UnitedHealth Group has not limited the statutory indemnification in its articles of incorporation, however, and the bylaws of UnitedHealth Group state that UnitedHealth Group shall indemnify such persons for such expenses and liabilities to such extent as permitted by statute.

Although indemnification is permissive in Delaware, a corporation may, through its certificate of incorporation, bylaws or other intracorporate agreements, make indemnification mandatory. Pursuant to this authority, the Oxford certificate and bylaws provide that Oxford shall indemnify its officers and directors to the fullest extent permitted under Delaware law.

Liabilities of Directors

Under Minnesota law, a director may be liable to the corporation for distributions made in violation of Minnesota law or a restriction contained in the corporation’s articles or bylaws. The UnitedHealth Group articles provide that a director shall not be personally liable to UnitedHealth Group or its shareholders for monetary liability relating to breach of fiduciary duty as a director, unless the liability relates to:

•      a breach of the director’s duty of loyalty to the corporation or its shareholders;

•      acts or omissions involving a lack of good faith or which involve intentional misconduct or a knowing violation of law; liability for illegal distributions and unlawful sales of UnitedHealth Group securities;

•      transactions where the director gained an improper personal benefit; or

•      any acts or omissions occurring prior to the date on which the liability limitation provisions of the UnitedHealth Group articles become effective.

The UnitedHealth Group articles provide that any repeal or modification of the foregoing provisions shall not adversely affect any right or protection of a director of UnitedHealth Group existing at the time of such repeal or modification.

The UnitedHealth Group articles also provide that if Minnesota law is amended to authorize further elimination of the personal liability of directors, then the liability of UnitedHealth Group directors shall be limited to the fullest extent permitted by Minnesota law, as so amended.

Under Delaware law, a certificate of incorporation may contain a provision limiting or eliminating a director’s personal liability to the corporation or its stockholders for monetary damages for a director’s breach of fiduciary duty subject to certain limitations. The Oxford certificate provides that, to the fullest extent permitted under Delaware law as it currently exists or is hereafter amended, the corporation’s directors shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Shareholder/Stockholder Approval of Merger

Minnesota law provides that a resolution containing a plan of merger or exchange must be approved by the affirmative vote of a majority of the directors present at a meeting and submitted to the shareholders and approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote. Unlike Delaware law, Minnesota law requires that any class of shares of a Minnesota corporation must be given the right to approve the plan if it contains a provision which, if contained in a proposed amendment to the corporation’s articles of incorporation, would entitle such a class to vote as a class.

In order to effect a merger under Delaware law, a corporation’s board of directors must approve and adopt an agreement of merger and recommend it to the stockholders. The agreement must be adopted by holders of a majority of the outstanding shares of the corporation entitled to vote thereon unless the certificate of incorporation requires a greater vote.

Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions

Minnesota law prohibits certain “business combinations” (as defined in the Minnesota Business Corporations Act) between a Minnesota corporation with at least 100 shareholders, or a publicly held corporation that has at least 50 shareholders, and an “interested shareholder” for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An “interested shareholder” is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. Minnesota law also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation (starting at 20%) from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder. However, as permitted by Minnesota law, the UnitedHealth Group bylaws provide that this statutory provision shall not apply to UnitedHealth Group. Minnesota law also includes a provision restricting certain “control share acquisitions” of Minnesota corporations. However, as permitted by Minnesota law, the UnitedHealth Group articles provide that this statutory provision shall not apply to UnitedHealth Group.

Minnesota law prohibits certain “business combinations” (as defined in the Minnesota Business Corporations Act) between a Minnesota corporation with at least 100 shareholders, or a publicly held corporation that has at least 50 shareholders, and an “interested shareholder” for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An “interested shareholder” is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. Minnesota law also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation (starting at 20%) from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder. However, as

Delaware law prohibits, in certain circumstances, a “business combination” between the corporation and an “interested stockholder” within three years of the stockholder becoming an “interested stockholder.” An “interested stockholder” is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three-year period. A “business combination” includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This provision does not apply where:

•      either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder acquired such 15% interest;

•      upon the completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered;

•      the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

•      the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or

.

permitted by Minnesota law, the UnitedHealth Group bylaws provide that this statutory provision shall not apply to UnitedHealth Group. Minnesota law also includes a provision restricting certain “control share acquisitions” of Minnesota corporations. However, as permitted by Minnesota law, the UnitedHealth Group articles provide that this statutory provision shall not apply to UnitedHealth Group.

The UnitedHealth Group articles require the affirmative vote of at least 66 2/3% of the outstanding shares of UnitedHealth Group voting stock in order to effect certain business combinations, including a merger, consolidation, exchange of shares, sale of all or substantially all of the assets of UnitedHealth Group or other similar transactions, with a person who, together with its affiliates, owns 20% or more of the outstanding voting stock of UnitedHealth Group, referred to as a Related Person. However, the 66 2/3% voting requirement will not be applicable if 66 2/3% of the continuing directors approve the business combination, the business combination is solely between UnitedHealth Group and a wholly owned subsidiary, or the cash or fair market value of the property, securities or other consideration to be received per share by holders of UnitedHealth Group common stock other than the Related Person is not less than the highest per share price paid by the Related Person in acquiring any of its holdings of UnitedHealth Group common stock.

Minnesota law provides that during any tender offer, a publicly held corporation may not enter into or amend an agreement (whether or not subject to contingencies) that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted.

held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

•      the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding 3 years but for the inadvertent acquisition of ownership;

•      the stockholder acquired the 15% interest when these restrictions did not apply; or which participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered;

•      the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

•      the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

•      the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding 3 years but for the inadvertent acquisition of ownership;

•      the stockholder acquired the 15% interest when these restrictions did not apply; or

•      the corporation has opted out of this provision. Oxford has not expressly opted out of this provision in its certificate of incorporation.

It should be noted that in addition to the anti-takeover measures discussed above, the provisions of the UnitedHealth Group articles and bylaws (i) providing for a staggered board of directors, (ii) requiring a vote of 66 2/3% of the outstanding voting stock to amend certain provisions of the UnitedHealth Group articles concerning the election and removal of directors and concerning certain business combinations and (iii) requiring the request of holders of at least 25% of the outstanding shares in order for shareholders to call a special meeting of shareholders involving a business combination or any change in the composition of the board of directors as a result of such business combination and (iv) providing for the issuance of preferred stock in one or more series, with the powers, rights and preferences of such stock determined solely by the board of directors, may make it more difficult to effect a change in control of UnitedHealth Group and may discourage or deter a third party from attempting a takeover.

In addition, Oxford’s certificate of incorporation requires the affirmative vote of 80% of its outstanding voting stock in the event of certain business combinations with interested persons, as such terms are defined in, and subject to the provisions and exceptions set forth in, its certificate of incorporation

Preemptive Rights

A preemptive right allows a shareholder to maintain its proportionate share of ownership of a corporation by permitting such shareholder the right to purchase a proportionate share of any new stock issuance and thereby protecting the shareholder from dilution of value and control upon new stock issuances.

Minnesota law provides that all shareholders are entitled to preemptive rights unless the articles of incorporation specifically deny or limit preemptive rights. UnitedHealth Group’s articles of incorporation provide that the shareholders have no preemptive rights to purchase securities of any class, kind or series.

Unless the certificate of incorporation provides otherwise, under Delaware law, stockholders of a corporation have no preemptive rights. Oxford’s certificate of incorporation does not provide for preemptive rights.

Advance Notice Requirements of Shareholder/Stockholder Proposals

UnitedHealth Group’s bylaws provide that for a shareholder proposal to be properly made by a shareholder at a regular meeting, the shareholder must give written notice of the proposal. UnitedHealth Group’s bylaws also provide that for a nomination of a director to be properly made by a shareholder at a regular meeting, the shareholder must give written notice of the nomination. In both cases, UnitedHealth Group must receive the relevant notice at least 120 days before the anniversary of the date of the proxy statement from the previous year’s regular meeting.

Oxford’s bylaws provide that for a stockholder proposal, including a proposal for a nomination of a director, to be properly made by a stockholder at an annual meeting, the stockholder must have given timely notice in writing. To be timely, a stockholder’s notice must be delivered or mailed to and received at the principal executive offices of Oxford at least 75 days in advance of the first anniversary of the date on which Oxford’s proxy statement was released to stockholders in connection with the previous year’s annual meeting. However, in the event that Oxford gives less than 90 days notice of the annual stockholders meeting, then notice of a stockholder proposal must be received by Oxford within 15 days following Oxford’s notice of the meeting.

Inspection of Corporate Documents

Under the UnitedHealth Group bylaws, UnitedHealth Group’s board of directors is required to keep at UnitedHealth Group’s principal executive office, or, if its principal executive office is not in Minnesota, shall make available at its registered office within ten days after receipt by an officer of the corporation of a written demand for them made by a shareholder or other person authorized by Minnesota Statutes Section 302A.461, originals or copies of:

(1) records of all proceedings of shareholders for the last three years;

(2) records of all proceedings of the board for the last three years;

Under Delaware law, a stockholder’s right to inspect the corporate books is fixed by statute. Section 220(b) of the Delaware General Corporation Law provides that “[a]ny stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder.” The Oxford bylaws do not modify the Delaware provisions.

(3) its articles and all amendments currently in effect;

(4) its bylaws and all amendments currently in effect;

(5) financial statements required by Minnesota Statutes, Section 302A.463, and the financial statement for the most recent interim period prepared in the course of the operation of the corporation for distribution to the shareholders or to a governmental agency as a matter of public record;

(6) reports made to shareholders generally within the last three years;

(7) a statement of the names and usual business addresses of its directors and principal officers;

(8) voting trust agreements described in Section 302A.453; and (9) shareholder control agreements described in Section 302A.457.

Classes of Stock

UnitedHealth Group is authorized by its articles of incorporation to issue 10,000,000 shares of preferred stock, par value $.001 per share. There are no shares of preferred stock issued or outstanding. In addition, the UnitedHealth Group board is authorized to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock.

Oxford is authorized by its certificate of incorporation to issue an aggregate of 400,000,000 shares of common stock, par value $.01 per share, divisible into classes. In addition, Oxford is authorized to issue 2,000,000 shares of preferred stock, par value $.01, which shall not be convertible into common stock, but will have such other rights, voting powers, restrictions, and limitations as to dividends as Oxford’s board of directors may later determine.

DESCRIPTION OF UNITEDHEALTH GROUP CAPITAL STOCK

The following description of the capital stock of UnitedHealth Group does not purport to be complete, and is subject, in all respects, to applicable Minnesota law and to the provisions of the UnitedHealth Group articles of incorporation. The following description is qualified by reference to the UnitedHealth Group articles of incorporation.

UnitedHealth Group Common Stock

UnitedHealth Group is authorized by the UnitedHealth Group articles of incorporation to issue 1,500,000,000 shares of common stock, par value $.01 per share, of which 612,011,783 shares were issued and outstanding as of June 11, 2004 and which were held of record by approximately 13,471 shareholders.

Holders of shares of UnitedHealth Group common stock are entitled to one vote per share on all matters to be voted on by shareholders. UnitedHealth Group shareholders are not entitled to cumulate their votes in the election of directors. The holders of UnitedHealth Group common stock are entitled to receive such dividends, if any, as may be declared by the UnitedHealth Group board of directors in its discretion out of funds legally available therefor. Subject to the rights of any preferred stock outstanding, upon liquidation or dissolution of UnitedHealth Group, the holders of UnitedHealth Group common stock are entitled to receive on a pro rata basis all assets remaining for distribution to shareholders. Shares of UnitedHealth Group common stock do not have preemptive or other subscription or conversion rights and are not subject to any redemption or sinking fund provisions. All of the outstanding shares of UnitedHealth Group common stock are, and the shares of UnitedHealth Group common stock to be issued as described in this proxy statement/prospectus will be, fully paid and nonassessable.

UnitedHealth Group Preferred Stock

UnitedHealth Group is authorized by the UnitedHealth Group articles of incorporation to issue 10,000,000 shares of preferred stock, par value $.001 per share. There are no shares of preferred stock issued or outstanding. The UnitedHealth Group board is authorized to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock. The UnitedHealth Group board of directors can, without shareholder approval, issue shares of such preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of UnitedHealth Group common stock and may have the effect of delaying, deferring or preventing a change in control of UnitedHealth Group.

Special Voting Rights

UnitedHealth Group shareholders are entitled to certain “supermajority” voting rights as described above in “Comparison of Rights of Shareholders of UnitedHealth Group and Stockholders of Oxford—Board of Directors,” “—Amendments to Bylaws and Articles,” and “—Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions.”

Board of Directors

The board of directors of UnitedHealth Group is divided into three classes as nearly equal in number as possible. Each class serves three years with the term of office of one class expiring at the annual meeting each year in successive years. This classification of directors may have the effect of delaying, deferring or preventing a change in control of UnitedHealth Group.

Transfer Agent and Registrar

The transfer agent and registrar for the UnitedHealth Group common stock is Wells Fargo Bank Minnesota, N.A., Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements of UnitedHealth Group Incorporated as of and for the years ended December 31, 2003 and 2002 included in Annex J of this prospectus from the UnitedHealth Group Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the adoption of a new accounting principle and (2) the application of procedures relating to certain other disclosures and reclassifications of financial statement amounts related to the 2001 consolidated financial statements that were audited by other auditors who have ceased operations and for which they have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications), and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of UnitedHealth Group Incorporated for the periods ended March 31, 2004 and 2003 which is included in Annex I and made part hereof, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in UnitedHealth Group’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 included in Annex K, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

On May 15, 2002, UnitedHealth Group’s board of directors and Audit Committee ended UnitedHealth Group’s engagement with Arthur Andersen LLP as their independent public accountants, effective May 15, 2002, and engaged Deloitte & Touche LLP, effective May 16, 2002, to serve as their independent auditors for fiscal year 2002. Arthur Andersen LLP has informed UnitedHealth Group that it will no longer be able to issue written consents to the inclusion of its reports in UnitedHealth Group’s registration statements and has not consented to the incorporation by reference of its reports on UnitedHealth Group’s financial statements for the fiscal year ended December 31, 2001 in this prospectus and elsewhere in this registration statement. Rule 437a of the Securities Act permits UnitedHealth Group to include these reports on the financial statements incorporated by reference in this prospectus and elsewhere in the registration statement without the consent of Arthur Andersen LLP. Because Arthur Andersen LLP has not consented to the incorporation by reference of its reports in this prospectus and elsewhere in the registration statement, your ability to recover for claims against Arthur Andersen LLP will be limited. In particular, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act, for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

The consolidated financial statements of Oxford at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in Annex D of this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 31, 2004 and March 31, 2003, appearing in Annex F of this proxy statement/prospectus and registration statement, Ernst & Young have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included in Oxford’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and included in Annex F of this proxy statement/prospectus and registration statement, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

LEGAL MATTERS

David J. Lubben, UnitedHealth Group’s General Counsel, will pass on the validity of the securities offered in this proxy statement/prospectus for UnitedHealth Group. Mr. Lubben beneficially owns less than 1% of UnitedHealth Group’s common stock. Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to UnitedHealth Group, and Sullivan & Cromwell LLP, counsel to Oxford, will render opinions to UnitedHealth Group and Oxford, respectively, on the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

FUTURE SHAREHOLDER PROPOSALS

UnitedHealth Group’s 2003 annual meeting of shareholders took place on May 7, 2003. UnitedHealth Group shareholders wishing to present proposals to be considered at the 2004 annual meeting of shareholders were required to submit their proposals to UnitedHealth Group in accordance with all applicable rules and regulations of the SEC and UnitedHealth Group’s bylaws by December 10, 2003.

Oxford’s 2004 annual meeting of stockholders took place on June 2, 2004. The deadline for the receipt of a proposal to be considered for inclusion in Oxford’s proxy statement for the 2004 annual meeting was January 6, 2004. Oxford will hold an annual meeting in 2005 only if the merger is not completed. If such annual meeting is held, all stockholder proposals must be received by Oxford on or before December 1, 2004, in order to be considered for inclusion in Oxford’s proxy statement and form of proxy relating to the 2005 annual meeting of Oxford’s stockholders, pursuant to Rule 14a-8 of the Exchange Act. In addition, under Oxford’s bylaws, any stockholder proposal for consideration at the 2005 annual meeting of Oxford’s stockholders submitted outside the process of Rule 14a-8 of the Exchange Act will be untimely unless it is received by Oxford at least seventy-five days prior to such meeting and is otherwise in compliance with the requirements set forth in Oxford’s bylaws.

WHERE YOU CAN FIND MORE INFORMATION

Oxford and UnitedHealth Group file annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information they file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Oxford and UnitedHealth Group filings with the SEC are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. UnitedHealth Group and Oxford filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of their public filings at the New York Stock Exchange, you should call (212) 656-5060.

UnitedHealth Group has filed a registration statement on Form S-4 to register the shares of UnitedHealth Group common stock to be issued to Oxford stockholders in the merger. This proxy statement/prospectus is a part of the registration statement and constitutes the prospectus of UnitedHealth Group as well as the proxy statement of Oxford for the special meeting. This proxy statement/prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Such additional information may be obtained from the SEC’s principal office in

Washington, D.C. or at the Internet website maintained by the SEC at http://www.sec.gov. Statements contained in this proxy statement/prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by UnitedHealth Group to register the shares of stock to be issued pursuant to the merger and the exhibits to the registration statement. The SEC allows UnitedHealth Group and Oxford to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that UnitedHealth Group and Oxford have previously filed with the SEC. These documents contain important information about the companies and their financial condition and are attached hereto as Annexes D through Q.

UnitedHealth Group filings with the SEC (all filed under file number 001-110864):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

•	Current Reports on Form 8-K dated January 6, 2004, January 12, 2004, February 10, 2004, February 10, 2004, April 27, 2004 and May 5, 2004.

Oxford filings with the SEC (all filed under file number 001-16437):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

•	Current Report on Form 8-K dated February 2, 2004.

You should rely only on the information contained in this proxy statement/prospectus including the Annexes to this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than its date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of UnitedHealth Group common stock in the merger shall create any implication to the contrary. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

This proxy statement/prospectus does not cover any resales of the UnitedHealth Group common stock offered hereby to be received by stockholders of Oxford deemed to be “affiliates” of Oxford or UnitedHealth Group upon the completion of the merger. No person is authorized to make use of this proxy statement/prospectus in connection with such resales.

CERTAIN INFORMATION REGARDING UNITEDHEALTH GROUP AND OXFORD

UnitedHealth Group has supplied all the information contained in this proxy statement/prospectus relating to UnitedHealth Group and Oxford has supplied all such information relating to Oxford. Some of the important business and financial information relating to UnitedHealth Group and Oxford that you may want to consider in deciding how to vote appears as Annexes to this proxy statement/prospectus.

Oxford’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 appears as Annex D, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 appears as Annex E.

UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 appears as Annex H, its selected financial data under the heading “Financial Highlights” appears as Annex I, its Management’s Discussion and Analysis of Financial Condition and Results of Operations appears as Annex J, and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 appears as Annex K.

The foregoing Annexes (excluding any documents incorporated by reference therein or exhibits thereto) are a part of this proxy statement/prospectus and should be carefully reviewed for the information regarding UnitedHealth Group and Oxford contained in those Annexes. The portions of reports that do not appear in the Annexes, as well as the documents incorporated by reference into, or included as exhibits to, those reports, are NOT a part of this proxy statement/prospectus.

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 26, 2004

BY AND AMONG

UNITEDHEALTH GROUP INCORPORATED,

RUBY ACQUISITION LLC

AND

OXFORD HEALTH PLANS, INC.

i

EXHIBITS
Exhibits A-1 and A-2 –	Forms of New Employment Agreements
Exhibit B –	Form of Affiliate Letter
Exhibit C –	Form of Company Tax Representation Letter
Exhibit D –	Form of Parent Tax Representation Letter
Exhibit E –	Closing Consents

TABLE OF DEFINED TERMS

PAGE
Adverse Recommendation Notice	A-42
Affected Employees	A-48
Affiliate	A-58
Agreement	A-1
Authorized Control Level	A-30
Cash Consideration	A-3
Certificate	A-3
Certificate of Merger	A-2
Closing	A-2
Closing Date	A-2
COBRA	A-22
Code	A-1
Company	A-1
Company Adverse Recommendation Change	A-42
Company Board	A-10
Company By-laws	A-11
Company Certificate	A-11
Company Common Stock	A-3
Company Disclosure Letter	A-10
Company DSUs	A-8
Company Equity Awards	A-8
Company Insiders	A-10
Company Intellectual Property	A-25
Company Material Adverse Effect	A-13
Company Plans	A-20
Company Preferred Stock	A-11
Company RSUs	A-8
Company SEC Documents	A-14
Company Stock Options	A-8
Company Stock Plans	A-8
Company Stockholder Approval	A-12
Company Stockholders Meeting	A-44
Company Superior Proposal	A-42
Company Takeover Proposal	A-42
Confidentiality Agreement	A-45
Contract	A-13
Copyrights	A-25
Covered Employees	A-1
Delaware Law	A-1
DGCL	A-1
Dissenting Shares	A-8
Effective Time	A-2
Employees	A-20
Environmental Laws	A-28
Environmental Liabilities	A-29
ERISA	A-20
Exchange Act	A-9
Exchange Agent	A-4
Exchange Fund	A-4

PAGE
Exchange Ratio	A-3
Filed Company SEC Documents	A-15
Form S-4	A-15
GAAP	A-15
Governmental Authority	A-14
Hazardous Material	A-29
HSR Act	A-14
Indemnified Parties	A-46
Intellectual Property	A-25
IP Licenses	A-25
IRS	A-23
Knowledge	A-58
Laws	A-18
Leased Real Property	A-28
Liens	A-11
Merger	A-1
Merger Consideration	A-3
Merger Sub	A-1
Merger Sub Interests	A-32
Necessary Consents	A-14
New Employment Agreements	A-1
NYSE	A-6
Option Exchange Ratio	A-9
Parent	A-1
Parent Articles	A-31
Parent Board	A-32
Parent By-laws	A-31
Parent Common Stock	A-3
Parent Disclosure Letter	A-31
Parent Material Adverse Effect	A-33
Parent Preferred Stock	A-31
Parent SEC Documents	A-33
Parent Services	A-1
Parent Trading Price	A-9
Patents	A-25
Permits	A-19
Permitted Liens	A-59
person	A-59
Proprietary Software	A-27
Providers	A-59
Proxy Statement	A-15
Regulated Subsidiaries	A-30
Release	A-29
Representatives	A-41
Restraints	A-51
Sarbanes-Oxley	A-20
SEC	A-9
Securities Act	A-14
Software	A-25
State Regulatory Filings	A-30

PAGE
Stock Consideration	A-3
Subsidiary	A-59
Substitute DSU	A-9
Substitute Equity Awards	A-9
Substitute RSU	A-9
Substitute Stock Option	A-8
Surviving Entity	A-2
tax returns	A-24
taxes	A-24
Termination Date	A-54
Termination Fee	A-56
Trade Secrets	A-25
Trademarks	A-25

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 26, 2004, is by and among UnitedHealth Group Incorporated, a Minnesota corporation (“Parent”), Ruby Acquisition LLC, a limited liability company organized under the laws of the State of Delaware and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Oxford Health Plans, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent and the Company and the Managing Member of Merger Sub have approved and declared advisable this Agreement and the merger of the Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for United States Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, and that this Agreement constitutes, and hereby is adopted as, a plan of reorganization;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, concurrently with the execution of this Agreement, Parent and United HealthCare Services, Inc., a Delaware corporation (“Parent Services”), are entering into (A) an employment agreement in the form attached as Exhibit A-1 hereto with the individual set forth on such Exhibit A-1 and (B) employment agreements in the form attached as Exhibit A-2 hereto with the individuals set forth on such Exhibit A-2 (such employment agreements referred to in clauses (A) and (B), collectively, the “New Employment Agreements,” and such individuals set forth on Exhibit A-1 and A-2 hereto, the “Covered Employees”) in order to provide for the continued service and employment of such persons;

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (collectively, “Delaware Law”), the Company shall be merged with and into Merger Sub at the Effective Time. Following the Effective Time, the separate corporate existence of the Company shall cease, and Merger Sub shall continue as the surviving entity in the Merger (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of the Company in accordance with Delaware Law.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, unless another date or place is agreed to in writing by the parties hereto.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of Delaware Law and, as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in Delaware Law.

Section 1.05 Certificate of Formation; Operating Agreement.

(a) The Certificate of Formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Formation of the Surviving Entity until thereafter changed or amended as provided therein or by Delaware Law or other applicable Law.

(b) The Operating Agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Operating Agreement of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law; provided, however, that the Operating Agreement of the Surviving Entity shall be amended as necessary to comply with the obligations of the Surviving Entity set forth in Section 6.04 hereof.

Section 1.06 Managers. The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

Section 1.07 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Entities; Exchange of

Certificates; Company Stock Options

Section 2.01 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any membership interests of Merger Sub:

(a) Membership Interests of Merger Sub. The issued and outstanding membership interests of Merger Sub shall remain outstanding and shall constitute the only issued and outstanding equity interests of the Surviving Entity.

(b) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by the Company (as treasury stock or otherwise), automatically shall be canceled and retired and shall cease to exist, and no shares of Parent Common Stock, cash or other consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.02(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b), and other than as provided in Section 2.02(k) with respect to shares as for which appraisal rights have been perfected) shall be converted into the right to receive:

(i) .6357 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (the “Stock Consideration”); and

(ii) $16.17 in cash (the “Cash Consideration,” and together with the Stock Consideration, the “Merger Consideration”).

As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

Section 2.02 Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Parent shall deposit with Wells Fargo Bank, N.A. or such other bank or trust company as may be designated by Parent, with the Company’s prior written consent, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for exchange in accordance with this Article II, through the Exchange Agent, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.01(c) in exchange for outstanding shares of Company Common Stock, (ii) cash sufficient to pay the Cash Consideration and (iii) from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.02(e) hereof and any dividends and other distributions pursuant to Section 2.02(c) hereof (such shares of Parent Common Stock and Cash Consideration, together with any dividends or other distributions with respect thereto with a record date after the Effective Time and any cash payments in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in customary form and shall have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for certificates representing the Stock Consideration portion of the Merger Consideration and cash representing the Cash Consideration portion of the Merger Consideration, any dividends or other distributions to which holders of Certificates are entitled pursuant to Section 2.02(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.02(e). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all the shares of Company Common Stock then held by such holder under all such Certificates so surrendered and (B) a check for the cash that such holder is entitled to receive pursuant to the provisions of this Article II, including for the Cash Consideration portion of the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, (w) a certificate representing the proper number of shares of Parent Common Stock, (x) a check for the Cash Consideration portion of the Merger Consideration, (y) any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and (z) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e). No interest will be paid or will accrue on the Merger Consideration or on any cash payable to holders of Certificates pursuant to Section 2.02(c) or (e).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the share of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(e), in each case until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. Following surrender of any Certificate, there shall be paid to the holder thereof (i) at the time of such surrender, the amount of cash payable in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and paid with respect to Parent Common Stock prior to such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any dividends or other distributions paid pursuant to Section 2.02(c) and cash paid in lieu of any fractional shares pursuant to Section 2.02(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.02(f), if, at any time after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares.

(i) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii) In lieu of such fractional share interests, Parent shall pay to each former holder of shares of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled by (B) the per share closing price of Parent Common Stock on the Closing Date (or, if such date is not a trading day, the trading day immediately preceding the Closing Date) on the New York Stock Exchange, Inc. (the “NYSE”) Composite Transactions Tape (or, if not reported thereby, as reported by any other authoritative source). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent and Parent shall cause the Surviving Entity to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for nine months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any dividends or other distributions with respect to shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock in accordance with this Article II. If any Certificate shall not have been surrendered immediately prior to the date on which any Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.02(c) and all cash payable in lieu of fractional shares pursuant to Section 2.02(e)) would otherwise escheat to or become the property of any Governmental Authority (as defined below), any such Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.02(c) and all cash payable in lieu of fractional shares pursuant to Section 2.02(e)) in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of any fractional shares of Parent Common Stock or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent. Any losses resulting from such investments shall not in any way diminish Parent’s and Merger Sub’s obligation to pay the full amount of the Merger Consideration.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder would be entitled pursuant to Section 2.02(e), in each case in accordance with the terms of this Agreement.

(j) Withholding Rights. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of state or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the shares of Company Common Stock. Any such withholding shall be applied first against the Cash Consideration to the full extent thereof and then against the Stock Consideration. If withholding is required from shares of Parent Common Stock, the Exchange Agent shall sell in the open market such shares of Parent Common Stock on behalf of the former holder of Company Common Stock as is necessary to satisfy such withholding obligation and shall pay such cash proceeds to the appropriate taxing authority.

(k) Dissenting Shares. Notwithstanding Section 2.01(c), any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the

Merger or consented thereto in writing and who has demanded appraisal for such shares in accordance with Delaware Law (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If, after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for appraisal of shares, and Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law.

Section 2.03 Company Equity Awards.

(a) All stock options (the “Company Stock Options”), restricted stock units (“Company RSUs”) and deferred stock units (“Company DSUs” and, collectively, with Company Stock Options and Company RSUs, “Company Equity Awards”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time granted under the Company’s 1991 Stock Option Plan, 1997 Independent Contractors Stock Option Plan, 2002 Equity Incentive Compensation Plan, 2002 Non-Employee Director Stock Option Plan, Non-Employee Directors Stock Option Plan and the Deferred Compensation Plan (collectively, the “Company Stock Plans”), shall remain outstanding following the Effective Time. The definition of Company Stock Options shall also include stock options granted pursuant to the stock option agreements identified in Section 3.12(a) of the Company Disclosure Letter. At the Effective Time, all of the Company Equity Awards shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed in full by Parent, which shall have assumed the Company Stock Plans as of the Effective Time by virtue of this Agreement and without any further action by Parent. From and after the Effective Time, all references to the Company in the Company Stock Plans and in any agreement granting Company Equity Awards shall be deemed to refer to Parent. Each Company Stock Option assumed by Parent (each, a “Substitute Stock Option”) shall be converted automatically into options to purchase shares of Parent Common Stock upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such Company Stock Option, except that (i) each such Substitute Stock Option shall represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the next whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Exchange Ratio and (ii) the option price per share of Parent Common Stock under each Substitute Stock Option shall be an amount equal to the option price per share of Company Common Stock subject to the related Company Stock Option in effect immediately prior to the Effective Time divided by the Option Exchange Ratio (the option price per share, as so determined, being rounded up to the next full cent). Each Substitute Stock Option shall otherwise have the same terms and conditions (including with respect to vesting, exercisability and cashless exercise), as such Company Stock Option. For purposes of this Agreement, the “Option Exchange Ratio” shall be the sum of (x) plus (y), where (x) is the Exchange Ratio and (y) is the number equal to the quotient of the Cash Consideration divided by the Parent Trading Price. The “Parent Trading Price” means the average of the per share closing trading prices of Parent Common Stock on the NYSE Composite Transactions Tape (or, if not reported thereby, as reported by any other authoritative source), for the ten trading days ending on the trading day immediately prior to the Closing Date. Each Company RSU assumed by Parent (each, a “Substitute RSU”) and each Company DSU assumed by Parent (each a “Substitute DSU” and, collectively, with Substitute Stock Options and Substitute RSUs, “Substitute Equity Awards”) shall be converted automatically into the right to acquire or receive (as the case may be) shares of Parent Common Stock upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such Company RSU or Company DSU, except that each such Substitute RSU or Substitute DSU shall represent the right to acquire or receive that whole number of shares of Parent Common Stock (rounded down to the next whole share)

equal to the number of shares of Company Common Stock subject to such Company RSU or Company DSU multiplied by the Option Exchange Ratio. Each Substitute RSU or Substitute DSU shall otherwise have the same terms and conditions (including with respect to vesting), as such Company RSU or Company DSU.

(b) As soon as reasonably practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Equity Award a notice setting forth such holder’s rights pursuant thereto. Except as provided herein, Parent shall comply with the terms of all such Substitute Equity Awards and ensure that the conversion and assumption provided in this Section 2.03 with respect to any Company Stock Option that qualifies as an “incentive stock option” (as defined in section 422 of the Code) shall be effected in a manner consistent with the requirements of section 424(a) of the Code. Parent shall take all actions with respect to the Company Stock Plans, and the Company Equity Awards that are necessary to implement the provisions of this Section 2.03, including all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Equity Awards pursuant to the terms set forth in this Section 2.03. As soon as reasonably practicable after the Effective Time, Parent shall register the shares of Parent Common Stock subject to Substitute Equity Awards by filing a registration statement on Form S-8 (or any successor form) or another appropriate form, with the United States Securities and Exchange Commission (the “SEC”) and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements with respect thereto for so long as Substitute Equity Awards remain outstanding.

(c) Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock and Company Equity Awards into shares of Parent Common Stock and Substitute Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 2.03(d). The Board of Directors of the Company (the “Company Board”), or a committee of Non-Employee Directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition by Company Insiders of Company Common Stock in exchange for shares of Parent Common Stock and Company Equity Awards upon conversion into Substitute Equity Awards, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Company Insiders” shall mean those officers and directors of Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act. Actions described in this Section 2.03(c) shall be taken in accordance with the interpretative letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

(d) Except as set forth in Section 2.03(d) of the Company Disclosure Letter, since January 1, 2003, the Company, including the Company Board and any committee acting on behalf of the Company Board, has not, and will not hereafter, except for the Company Stockholder Approval and the Merger, take any action to accelerate the vesting or exercisability, or otherwise amend, modify or change the terms, of any Company Equity Award or other equity or equity-based awards.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not resulted in, and would not reasonably be expected to result in, material direct or indirect costs or liabilities to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent complete and correct copies of its Certificate of Incorporation (the “Company Certificate”) and By-laws (the “Company By-laws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement. The Company has made available to Parent and its representatives correct and complete copies of the minutes of all meetings of stockholders, the Company Board and each committee of the Company Board and the board of directors of each of its Subsidiaries held since December 31, 2000.

Section 3.02 Subsidiaries. Section 3.02 of the Company Disclosure Letter lists all the Subsidiaries of the Company and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, claims, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the capital stock or other equity or voting interests of its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 3.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on April 23, 2004, (i) 106,865,785 shares of Company Common Stock were issued and 81,522,679 shares of Company Common Stock were outstanding, (ii) 25,343,106 shares of Company Common Stock were held by the Company in its treasury, (iii) 17,768,514 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans (of which 8,849,293 shares of Company Common Stock were subject to outstanding Company Stock Options, 344,301 shares of Company Common Stock were subject to outstanding Company RSUs and no shares of Company Common Stock were subject to outstanding Company DSUs) and (iv) no shares of Company Preferred Stock were issued or outstanding.

(b) The Company has delivered to Parent a correct and complete list, as of April 23, 2004, of all outstanding Company Stock Options, Company RSUs, Company DSUs and other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans or otherwise, the number of shares of Company Common Stock subject thereto, whether or not a stock option is an incentive stock option, expiration dates and exercise prices thereof, in each case broken down as to each plan, agreement or other arrangement and as to each individual holder. Except as set forth above in this Section 3.03, at the close of business on April 23, 2004, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except as set forth above in this Section 3.03, there are no outstanding stock appreciation rights, rights to receive shares of Company Common Stock on a deferred basis or other rights that are linked to the value of Company Common Stock granted under the Company Stock Plans or otherwise. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in this Section 3.03, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above in this Section 3.03, (i) there are not issued, reserved for issuance or outstanding (A) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries and (ii) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

Section 3.04 Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). As of the date hereof, the Company Board, at a meeting duly called and held at which all the directors of the Company were present in person or by telephone, duly and unanimously adopted resolutions (i) declaring that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approving and adopting this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommending that the stockholders of the Company adopt this Agreement. The Company Board has taken all action necessary to render the provisions of Section 203 of the DGCL inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. No “fair price”, “merger moratorium”, “control share acquisition” or other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, (i) the Company Certificate or the Company By-laws or the comparable organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit or license (each, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 3.05, any Law applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Company Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(c) For purposes of this Agreement, “Company Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts relating to (a) the economy or the financial markets in general, (b) the industry in which the Company and its Subsidiaries operate in general, (c) the announcement of this Agreement or the transactions contemplated hereby (provided that the exclusion set forth in this clause (c) shall not apply to Section 3.04(b) hereof), (d) changes in applicable Laws or regulations after the date hereof or (e) changes in GAAP or regulatory accounting principles after the date hereof; provided that with respect to clauses (a), (b), (d) and (e), such change, effect, event, circumstance, occurrence or state of facts (i) does not specifically relate to (or have the effect of specifically relating to) the Company and its Subsidiaries and (ii) is not more adverse to the Company and its Subsidiaries than to other companies operating in the industry in which the Company and its Subsidiaries operate.

Section 3.05 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Authority”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to (a) the premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (c) the Exchange Act, (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and appropriate documents to be filed with the relevant authorities of other states in which the Company is qualified to do business, (e) any appropriate filings with and approvals of the NYSE, (f) the state insurance and department of health filings and/or approvals set forth in Section 3.05(f) of the Company Disclosure Letter, (g) state securities or “blue sky” laws and (h) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations hereunder or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (a) through (g) above or listed in Section 3.05 of the Company Disclosure Letter are referred to herein as “Necessary Consents.”

Section 3.06 Company SEC Documents; No Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by the Company since December 31, 2000 (such documents, the “Company SEC Documents”). No Subsidiary of the Company is required to file, or files, any form, report or other document with the SEC. As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Company SEC Document has been corrected by a later-filed Company SEC Document. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments).

(b) Except (i) as set forth in the financial statements included in the Company’s Annual Report on Form 10-K filed prior to the date hereof for the year ended December 31, 2003 or (ii) as incurred in the ordinary course of business since December 31, 2003, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate have had or would reasonably be expected to have a Company Material Adverse Effect. Section 3.06(b) of the Company Disclosure Letter sets forth a description of the aggregate indebtedness (including guarantees of indebtedness of any other person) of the Company and its Subsidiaries outstanding as of the date hereof.

Section 3.07 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement relating to the Company Stockholders Meeting (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company’s stockholders, the “Proxy Statement”) will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

Section 3.08 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), except (a) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby to Parent, Merger Sub and the Company’s financial and legal advisors or (b) as disclosed in the Filed Company SEC Documents there has not been any change, effect, event, circumstance, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.09 Litigation. There is no suit, action, claim, proceeding or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 3.10 Contracts.

(a) Neither the Company nor any of its Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any Contract that is of a nature required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act, other than any Contract that is filed as an exhibit to the Filed Company SEC Documents.

(b) Except for Contracts filed in unredacted form as exhibits to the Filed Company SEC Documents, Section 3.10(b) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement, and the Company has made available to Parent correct and complete copies (including all amendments, modifications, extensions, renewals, guaranties or other Contracts with respect thereto, but excluding all names, terms and conditions that have been redacted in compliance with applicable Laws governing the sharing of information), of:

(i) all Contracts (other than Contracts of the category required to be disclosed in either clause (xiv) or clause (xv) of this Section 3.10(b), regardless of value) of the Company or any of its Subsidiaries having an aggregate value per Contract, or involving payments by or to the Company or any of its Subsidiaries, of more than $500,000 on an annual basis;

(ii) all Contracts to which the Company or any of its Subsidiaries is a party, or by which the Company, any of its Subsidiaries or any of its Affiliates is bound, that contain a covenant restricting the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries, including the Surviving Entity and its Subsidiaries) to compete in any business or with any person or in any geographic area;

(iii) all Contracts of the Company or any of its Subsidiaries with any Affiliate of the Company (other than any of its Subsidiaries);

(iv) any (A) Contract to which the Company or any of its Subsidiaries is a party granting any license to Intellectual Property, and (B) other license (other than real estate) having an aggregate value per license, or involving payments by the Company or any of its Subsidiaries, of more than $500,000 on an annual basis;

(v) all confidentiality agreements (other than in the ordinary course of business), agreements by the Company not to acquire assets or securities of a third party or agreements by a third party not to acquire assets or securities of the Company;

(vi) any Contract having an aggregate value per Contract, or involving payments by or to the Company or any of its Subsidiaries, of more than $500,000 on an annual basis that requires consent of or notice to a third party in the event of or with respect to the Merger, including in order to avoid a breach or termination of or loss of benefit under any such Contract;

(vii) all joint venture, partnership or other similar agreements involving co-investment with a third party to which the Company or any of its Subsidiaries is a party;

(viii) any Contract with a Governmental Authority (other than ordinary course Contracts with Governmental Authorities as a customer) which imposes any material obligation or restriction on the Company or its Subsidiaries;

(ix) all leases, subleases, licenses or other Contracts pursuant to which the Company or any of its Subsidiaries use or hold any material property involving payments by or to the Company or any of its Subsidiaries of more than $500,000 on an annual basis;

(x) all material outsourcing Contracts;

(xi) all Contracts with investment bankers, financial advisors, attorneys, accountants or other advisors retained by the Company or any of its Subsidiaries involving payments by or to the Company or any of its Subsidiaries of more than $500,000 on an annual basis;

(xii) all Contracts providing for the indemnification by the Company or any of its Subsidiaries of any person, except for any such Contract that (i) is not material to the Company or any of its Subsidiaries and (ii) was entered into in the ordinary course of business;

(xiii) all Contracts pursuant to which any indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or any of its Subsidiaries of any indebtedness of any other person (other than the Company or any of its Subsidiaries) (except for such indebtedness or guarantees the aggregate principal amount of which does not exceed $500,000 on an annual basis and excluding trade payables arising in the ordinary course of business);

(xiv) (A) the Contracts with hospitals that, in the aggregate, represent at least 50% of the total projected 2004 payments by the Company and its Subsidiaries to hospitals and (B) the Contracts with physician groups that, in the aggregate, represent at least 50% of the claims paid by the Company and its Subsidiaries to physician groups during the period from October 1, 2002 to September 30, 2003;

(xv) any customer Contract (other than a Contract with a Provider) that involves (1) annual premiums or payments of greater than $500,000 or annual administrative services fees or similar payments of greater than $500,000 and (2) by its terms, does not terminate on or before one year after the date of such Contract and is not cancelable during such period without penalty or without payment (other than customer agreements that are not terminable within one year solely as a result of the Health Insurance Portability and Accountability Act and the regulations promulgated thereunder (including 45 C.F.R. parts 160, 162, and 164) or other statutory or regulatory requirements); and

(xvi) any Contract with respect to any risk sharing or risk transfer arrangement or that provides for a retroactive premium or similar adjustment or withholding arrangement; and

(xvii) any Contract, agreement or policy for reinsurance.

(c) (i) None of the Company or any of its Subsidiaries (x) is, or has received written notice or has Knowledge that any other party to any of its Contracts is, in violation or breach of or default (with or without notice or lapse of time or both) under, or (y) has waived or failed to enforce any rights or benefits under, any Contract to which it is a party or any of its properties or other assets is subject, and (ii) to the Knowledge of the Company, there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Contract except for violations, breaches, defaults, waivers or failures to enforce rights or benefits covered by clauses (i) or (ii) above that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Compliance with Laws.

(a) The Company and each of its Subsidiaries has been since December 31, 2001 and is in compliance with all statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Authority (collectively, “Laws”) applicable to it, its properties or other assets or its business or operations, except where any failures to be in compliance have not had and would not reasonably be expected to have individually or in the aggregate a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since December 31, 2001, a notice or other communication alleging or relating to a possible material violation of any Laws applicable to its businesses or operations. The Company and its Subsidiaries have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Authorities (collectively, “Permits”) necessary to carry on their businesses as now conducted, and there has occurred no material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Permit. There is no event which has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit that individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect. Assuming all Closing Consents (as defined below) are made or obtained, the Merger, in and of itself, would not cause the revocation or cancellation of any such Permit.

(b) Since December 31, 2001, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any third party service provider acting on behalf of the Company or any of its Subsidiaries, has received, nor otherwise has any Knowledge of, any written notice from any Governmental Authority that (x) alleges any material noncompliance (or that the Company or any of its Subsidiaries or any such third party service provider is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged material noncompliance) with any applicable material Law, (y) asserts any risk-based capital deficiency or (z) would be reasonably likely to result in a material fine, assessment or cease and desist order, or the suspension, revocation or material limitation or restriction of any Permit; and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its non-compliance with, or violation of, any applicable Law.

(c) Since December 31, 2001, the Company and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and insurance regulatory authorities and any applicable Federal regulatory authorities, and have timely paid all Taxes, fees and assessments due and payable in connection therewith, except where the failure to make such payments would not be material to the Company or any of its Subsidiaries.

(d) All premium rates, rating plans and policy terms established or used by the Company’s Subsidiaries that are required to be filed with and/or approved by Governmental Authorities have been so filed and/or approved, the premiums charged conform in all material respects to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto, and to the Company’s Knowledge, no such premiums are subject to any investigation by any Governmental Authority.

(e) The Company and its Subsidiaries have implemented policies, procedures and/or programs designed to assure that its agents and employees are in material compliance with all applicable Laws, including laws, regulations, directives and opinions of Governmental Authorities relating to advertising, licensing and sales practices. Each of the Company and its Subsidiaries and, to the Knowledge of the Company, each agent or third party service provider acting on behalf of the Company or any of its Subsidiaries, has marketed, administered, sold and issued insurance and healthcare products in compliance in all material respects with all applicable insurance Laws.

(f) The Company and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (“Sarbanes-Oxley”) and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The Company has previously disclosed to Parent all of the information required to be disclosed by the Company and its officers and employees, including the Company’s chief executive officer and chief financial officer, to the Company Board or any committee thereof pursuant to the certification requirements relating to Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. The Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the Company and such Subsidiary and has previously disclosed to Parent its work plan, budget and timetable for compliance with the SEC rules promulgated under Section 404 of Sarbanes-Oxley.

Section 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a correct and complete list of: all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, Company Stock Plans, individual stock option agreements to which the Company is a party granting stock options to acquire Company Common Stock that have not been granted under a Company Stock Plan, incentive and other equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributed or is obligated to contribute thereunder for current or former employees of the Company or any of its Subsidiaries (the “Employees”) (collectively, the “Company Plans”).

(b) Correct and complete copies of the following documents, with respect to each of the Company Plans (other than a Multiemployer Plan), have been delivered or made available to Parent by the Company, to the extent applicable: (i) any plans, all amendments and attachments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination letter; (iv) summary plan descriptions; and (v) material written communications to employees generally.

(c) The Company Plans have been maintained in accordance with their terms and with all provisions of ERISA, the Code and other applicable Laws, and neither the Company (or any of its Subsidiaries) nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan, except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company Plans intended to qualify under Section 401 of the Code are so qualified and any trusts intended to be exempt from Federal income taxation under Section 501 of the Code are so exempt, except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) None of the Company, its Subsidiaries or any trade or business (whether or not incorporated) that is treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code has any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Each Company Plan that is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements, with such exceptions that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under the Company Plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans with respect to the operation of any of the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form the basis for any such action, claim or lawsuit, other than such actions, claims or lawsuits that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(h) None of the Company Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or applicable state law, and at the expense of the participant or the participant’s beneficiary. Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(i) Except as set forth in Section 3.12(i) of the Company Disclosure Letter (to the extent applicable, in each case broken down as to each item, and the individual and amount involved), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the Company Stockholder Approval or the Merger, will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Company Plan. Except as set forth in Section 3.12(i) of the Company Disclosure Letter, since January 1, 2004, the Company, including the Company Board, any committee thereof and any officer of the Company, has not taken any action to increase the compensation or benefits payable after the date hereof to any officer having the title of senior vice president or higher of the Company.

(j) Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Company Plan or to modify any existing Company Plan, except as required by applicable Law or tax qualification requirement.

(k) Any individual who performs services for the Company or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its Subsidiaries for Federal income tax purposes by the Company or any of its Subsidiaries is not an employee for such purposes, except as individually or in the aggregate, together with any breach or breaches of Section 3.12(c) hereof (without regard to any materiality or Company Material Adverse Effect qualifiers therein), has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(l) Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or other arrangement providing for the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code.

Section 3.13 Taxes.

(a) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material tax returns required to be filed by it, and all such filed tax returns are correct and complete in all material respects. All taxes shown to be due on such tax returns, and all material taxes otherwise required to be paid by the Company or any of its Subsidiaries, have been timely paid.

(b) All taxes due and payable by the Company and its Subsidiaries have been adequately provided for in the financial statements of the Company and its Subsidiaries for all periods ending through the date hereof. No material deficiency with respect to taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been paid in full or fully resolved in favor of the taxpayer.

No reductions have been made to the December 31, 2003 current tax reserve and valuation allowance previously reported to Parent.

(c) The income tax returns of the Company and each of its Subsidiaries have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service (the “IRS”) (or, to the Knowledge of the Company, the applicable statute of limitations has expired) for all years through 2000. All material assessments for taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither the Company nor any of its Subsidiaries has any obligation under any agreement (either with any person or any taxing authority) with respect to material taxes.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

(f) Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than the affiliated group of which the Company is the common parent or (ii) any material liability for the taxes of any other person (other than the Company or any of its Subsidiaries) under any state, local or foreign law, as a transferee or successor, by contract, or otherwise.

(g) No audit or other administrative or court proceedings are pending with any taxing authority with respect to any Federal, state or local income or other material taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received by the Company or any of its Subsidiaries. No issue has been raised by any taxing authority in any presently pending tax audit that could be material and adverse to the Company or any of its Subsidiaries for any period after the Effective Time. Neither the Company nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any Federal, state or local income or other material taxes.

(h) No written claim that could give rise to material taxes has been made within the previous five years by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file tax returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(i) The Company has made available to Parent correct and complete copies of (i) all income and franchise tax returns of the Company and its Subsidiaries for the preceding three taxable years and (ii) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income or franchise taxes of the Company or any of its Subsidiaries.

(j) No Liens for taxes exist with respect to any properties or other assets of the Company or any of its Subsidiaries, except for Liens for taxes not yet due.

(k) All material taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and have been or will be duly and timely paid to the proper taxing authority.

(l) Neither the Company nor any of its Subsidiaries has taken any action, has failed to take any action or has any Knowledge of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

(m) For purposes of this Agreement, (i) “taxes” shall mean taxes of any kind (including those measured by or referred to as income, franchise, gross receipts, sales, use, ad valorem, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property, windfall profits, customs, duties or similar fees, assessments or charges of any kind whatsoever) together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto, domestic or foreign and shall include any transferee or successor liability in respect of taxes (whether by contract or otherwise) and any several liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group and (ii) “tax returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any taxing authority with respect to taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.14 Intellectual Property; Software.

(a) As used herein: (i) “Intellectual Property” means all U.S. and foreign (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (b) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (c) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same (“Copyrights”); and (d) confidential technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”); (ii) “IP Licenses” means all Contracts (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site) pursuant to which the Company and its Subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which the Company and its Subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue; (iii) “Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and (iv) “Company Intellectual Property” means the Intellectual Property and Software held for use or used in the business of the Company or its Subsidiaries as presently conducted.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth, for the Intellectual Property owned by the Company and its Subsidiaries, a complete and accurate list of all U.S., state and foreign: (i) Patents issued or pending; (ii) Trademark registrations and applications for registration (including Internet domain name registrations) and material unregistered trademarks and service marks; and (iii) material Copyrights.

(c) Section 3.14(c) of the Company Disclosure Letter lists all (i) material Software that is owned by the Company or its Subsidiaries and (ii) material IP Licenses.

(d) The Company, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Company Intellectual Property, free and clear of all Liens, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

(e) All Trademark registrations and applications for registration, Patents issued or pending and Copyright registrations and applications for registration owned by the Company and its Subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and, to the Knowledge of the Company or its Subsidiaries, are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

(f) The Company Intellectual Property constitutes all the Intellectual Property and Software necessary for the continuing conduct and operation of the Company’s business as currently conducted and operated by the Company, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

(g) Except as set forth in Section 3.14(g) of the Company Disclosure Letter:

(i) no unresolved claims, or to the Knowledge of the Company, threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against the Company or any of its Subsidiaries related to the use in the conduct of the businesses of the Company and its Subsidiaries that the Company Intellectual Property or the conduct of the business of the Company infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any third party;

(ii) the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third party, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(iii) to the Knowledge of the Company, no third party is infringing, misappropriating, diluting or violating any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(iv) no settlement agreements, consents, judgments, orders, forbearances to sue or similar obligations limit or restrict the Company’s or any Subsidiary’s rights in and to any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(v) the Company and its Subsidiaries have not licensed or sublicensed their rights in any Company Intellectual Property, or received or been granted any such rights (except pursuant to “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site), other than pursuant to the IP Licenses;

(vi) there is no default under any of the IP Licenses by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by the other party thereto, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(vii) the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets; and

(viii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s and its Subsidiaries’ rights to own or use any of the Company Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

(h) The Company and each of its Subsidiaries has at all times (i) disclosed its personal data collection and use policy on its websites and (ii) complied in all material respects with such policy. Neither this Agreement nor the consummation of the transactions contemplated hereby will violate in any material respect any such personal data policy or any other applicable privacy or personal data Laws.

(i) The Company maintains possession over the Software and the documentation (including user guides) reasonably necessary to use the Software, and the Company maintains possession and control over the source code and/or such other documentation (including user guides and specifications) for all Software set forth in Section 3.14(c) of the Company Disclosure Letter which is listed as owned by the Company or any of its Subsidiaries (the “Proprietary Software”) reasonably necessary to use, maintain, and modify the Proprietary Software. The Proprietary Software, and, to the Knowledge of the Company, the Software included in the Company Intellectual Property which it or its Subsidiaries license or otherwise use (i) functions in compliance in all respects with its related documentation and specifications, and functions properly in all respects to achieve its intended purposes and (ii) is free of any computer instructions, devices or techniques that are designed to infect, disrupt, damage, disable or alter such Software or its processing environment (including other programs, equipment and data), except in the case of clauses (i) and (ii) above, as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

Section 3.15 Properties and Assets. Neither the Company nor its Subsidiaries owns any real property. Section 3.15 of the Company Disclosure Letter sets forth the address of each parcel of all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixture or other interest in real property held by or for the Company or its Subsidiaries (the “Leased Real Property”). Section 3.15 of the Company Disclosure Letter sets forth all sublicenses, licenses and other grants by the Company or any of its Subsidiaries to any person of the right to use or occupy such Leased Real Property or any portion thereof involving, in any such case, payments of more than $100,000 annually. The Company and each of its Subsidiaries has such good and valid title to, or such valid rights by lease, license, other agreement or otherwise to use, all assets and properties (in each case, tangible and intangible) necessary to enable the Company and its Subsidiaries to conduct their business as currently conducted, except for defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not reasonably be expected to materially interfere with its ability to conduct its business as presently conducted.

Section 3.16 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect in the case of clauses (b), (c) and (d) below (it being agreed that clause (a) below shall not be qualified by a Company Material Adverse Effect), (a) no material written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no material action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened by any person against, the Company, any of its Subsidiaries or any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law with respect to any matters relating to or arising out of any Environmental Law; (b) the Company and its Subsidiaries have been and are in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws; (c) the Company and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of the Company or any of its Subsidiaries, no facts, circumstances or conditions relating to, arising from, associated with or attributable to (i) any real property currently or formerly owned, operated or leased by the Company or its Subsidiaries or operations thereon or (ii) any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law would reasonably be expected to result in Environmental Liabilities; and (d) to the Knowledge of the Company or any of its Subsidiaries, with respect to any real property currently or formerly owned or leased, as the case may be, by the Company or its Subsidiaries, there have been no Releases of Hazardous Materials that have or are reasonably likely to result in a claim against the Company or its Subsidiaries.

As used in this Agreement, the term “Environmental Laws” means Federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to the protection of human health as it relates to Hazardous Materials exposure or the environment, including Hazardous Materials.

As used in this Agreement, the term “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date.

As used in this Agreement, the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law including

(i) petroleum, asbestos or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

As used in this Agreement, the term “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

Section 3.17 Transactions with Related Parties. Since March 31, 2003, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 3.18 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company in accordance with the Company’s agreements with such firm (a complete copy of which has heretofore been made available to Parent), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Subsidiaries.

Section 3.19 Opinion of Financial Advisor. The Company has received the opinion of Goldman, Sachs & Co. dated the date hereof to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock, a complete copy of which opinion will be made available to Parent as soon as practicable after the date of this Agreement.

Section 3.20 Statutory Financial Statements.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all annual statements and quarterly statements of the Company’s Subsidiaries filed with Governmental Authorities for the years ended December 31, 2002 and December 31, 2003, and for each quarterly period ending after December 31, 2003 (together with all such filings hereafter made for annual and quarterly periods prior to the Closing, the “State Regulatory Filings”). Except as otherwise set forth in such State Regulatory Filings when made, all such State Regulatory Filings and the statutory balance sheets and income statements included therein (i) were prepared or will be prepared from the books and records of the Company’s Subsidiaries, (ii) fairly present or will fairly present in all material respects the statutory financial condition and results of operations of the Company’s Subsidiaries, as applicable, as of the date and for the periods indicated therein and (iii) have been prepared or will be prepared in accordance with applicable statutory accounting principles consistently applied throughout the periods indicated, except as may be reflected in the notes thereto and subject to the absence of notes required by statutory accounting principles and to normal year-end adjustments.

(b) The Company has provided Parent with true and correct copies of all actuarial reports prepared by independent or internal actuaries since January 1, 2001 (other than actuarial reports prepared by internal actuaries that are not material to the aggregate reserves of the Company or any of its Subsidiaries) and all attachments, addenda, supplements and modifications thereto.

Section 3.21 Reserves. The loss reserves (including reserves for medical costs and for payment disputes with Providers) and other actuarial amounts of the Company and each of its Subsidiaries recorded in their respective financial statements contained in the Company’s SEC Documents and the State Regulatory Filings (i) are determined in all material respects in accordance with generally accepted actuarial standards consistently applied

(except as otherwise noted in such financial statements), (ii) are fairly stated in all material respects in accordance with sound actuarial principles, (iii) satisfy all applicable Laws in all material respects and have been computed on the basis of methodologies consistent in all material respects with those used in computing the corresponding reserves in the prior fiscal years and (iv) include provisions for all actuarial reserves and related items which ought to be established in accordance with applicable Laws. To the Knowledge of the Company, there are no facts or circumstances which would necessitate, in the good faith application of prudent reserving practices and policies, any material adverse change in the statutorily required reserves or reserves above those reflected in the most recent balance sheet (other than increases consistent with past experience resulting from increases in enrollment with respect to services provided by the Company or its Subsidiaries). As of December 31, 2003, each of the Company’s Subsidiaries for which there are statutory net worth and other deposit or capital requirements (the “Regulated Subsidiaries”) met or exceeded said statutory net worth, deposit or other capital requirements. As of December 31, 2003, each of the Regulated Subsidiaries had statutory net worth in excess of 200% of the authorized control level, as such term is defined in the NAIC Risk-Based Capital guidelines (“Authorized Control Level”). Each of these subsidiaries will, as of the date of any subsequent State Regulatory Filing prior to the Closing, have statutory net worth which is a percentage of the Authorized Control Level that is at least equal to the percentage of the Authorized Control Level that the statutory net worth was as of December 31, 2003, except for the effect of any dividends paid by a Regulated Subsidiary to the Company.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that, any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.01 Organization, Standing and Corporate Power. Each of Parent, its Subsidiaries and Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted. Parent, its Subsidiaries and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not resulted in, and would not reasonably be expected to result in, material direct or indirect costs or liabilities to Parent and its Subsidiaries. Parent has made available to the Company complete and correct copies of its Articles of Incorporation (the “Parent Articles”) and By-laws (the “Parent By-laws”) and the articles of incorporation and by-laws or comparable organizational documents) of each of its Subsidiaries and Merger Sub, in each case as amended to the date of this Agreement.

Section 4.02 Capital Structure.

(a) The authorized capital stock of Parent consists of 1,500,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). At the close of business on April 14, 2004, (i) 619,575,505 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) 136,985,594 shares of Parent Common Stock were reserved for issuance (including shares underlying outstanding stock options and shares available for future grant) pursuant to the 2002 Stock Incentive Plan, as amended, the 1987 Supplemental Stock Option Plan, the 1993 Qualified Employee Stock Purchase Plan, as amended, and stock options assumed in connection with prior acquisitions (of which 83,967,614 shares of Parent Common Stock were subject to outstanding stock options) and (iv) no shares of Parent Preferred Stock were issued or outstanding. Except as set forth above in this Section 4.02(a), at the close of business on April 14, 2004, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Parent are, and all shares which may be issued (including shares of Parent Common Stock to be issued in accordance with this Agreement) will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth above in this Section 4.02(a), there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(b) The authorized equity interests of Merger Sub consists of 100 membership interests (“Merger Sub Interests”). All of the issued and outstanding Merger Sub Interests are owned by Parent. Merger Sub does not have issued or outstanding any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Merger Sub to issue, transfer or sell any Merger Sub Interests to any person, other than Parent.

Section 4.03 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all requisite organizational power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or other organizational action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). As of the date hereof, the board of directors of Parent (the “Parent Board”), at a meeting duly called and held, duly adopted resolutions, approving this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent, any of its Subsidiaries or Merger Sub under (i) the Parent Articles or Parent By-laws or the comparable organizational documents of any of its Subsidiaries or Merger Sub, (ii) any Contract to which Parent, any of its Subsidiaries or Merger Sub is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 4.04 hereof, any Law applicable to Parent, any of its Subsidiaries or Merger Sub or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(c) For purposes of this Agreement, “Parent Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts relating to (a) the economy or the financial markets in general, (b) the industry in which Parent and its Subsidiaries operate in general, (c) the announcement of this Agreement or the transactions contemplated hereby (provided that the exclusion set forth in this clause (c) shall not apply to Section 4.03(b) hereof), (d) changes in applicable Laws or regulations after the date hereof or (e) changes in GAAP or regulatory accounting principles after the date hereof; provided that with respect to clauses (a), (b), (d) and (e), such change, effect, event, circumstance, occurrence or state of facts (i) does not specifically relate to (or have the effect of specifically relating to) to Parent and its Subsidiaries and (ii) is not more adverse to Parent and its Subsidiaries than to other companies operating in the industry in which Parent and its Subsidiaries operate.

Section 4.04 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent, any of its Subsidiaries or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for (a) Necessary Consents and (b) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Parent Material Adverse Effect, (y) impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 4.05 Parent SEC Documents.

(a) Parent has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by Parent since December 31, 2000 (such documents, the “Parent SEC Documents”). No Subsidiary of Parent is required to file, or files, any form, report or other document with the SEC. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Parent SEC Document has been corrected by a later-filed Parent SEC Document. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments).

(b) Except (i) as set forth in the financial statements included in Parent’s Annual Report on Form 10-K filed prior to the date hereof for the year ended December 31, 2003 or (ii) as incurred in the ordinary course of business since December 31, 2003, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate have had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.06 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

Section 4.07 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, except (a) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby to the Company or (b) as disclosed in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, there has not been any change, effect, event, circumstance, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.08 Litigation. There is no suit, action, claim, proceeding or investigation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 4.09 Compliance with Laws

(a) Parent and each of its Subsidiaries has been since December 31, 2001 and is in compliance with all Laws applicable to it, its properties or other assets or its business or operations, except where any failures to be in compliance have not had or would not reasonably be expected to have individually or in the aggregate a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received, since December 31, 2001, a notice or other communication alleging or relating to a possible material violation of any Laws applicable to its businesses or operations. Parent and its Subsidiaries have in effect all material Permits necessary to carry on their businesses as now conducted, and there has occurred no material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any such Permit. There is no event which has occurred that, to the Knowledge of Parent, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit that individually or in the aggregate would reasonably be expected to cause a Parent Material Adverse Effect. Assuming all Closing Consents are made or obtained, the Merger, in and of itself, would not cause the revocation or cancellation of any such Permit.

(b) Parent and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of Sarbanes-Oxley and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Parent has previously disclosed to the Company all of the information required to be disclosed by Parent and its officers and employees, including Parent’s chief executive officer and chief financial officer, to the Parent Board or any committee thereof pursuant to the certification requirements relating to Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Parent and each of its Subsidiaries maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to Parent and such Subsidiary.

Section 4.10 No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.11 No Parent Vote Required. No vote or other action of the stockholders of Parent is required by Law, the Parent Articles or the Parent By-laws or otherwise in order for Parent and Merger Sub to consummate the Merger and the transactions contemplated hereby.

Section 4.12 Taxes.

(a) Neither Parent nor any of its Subsidiaries has taken any action, has failed to take any action or has Knowledge of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

(b) Merger Sub is a Delaware limited liability company all of the membership interests of which are owned by Parent and as to which Parent has not elected to treat as a corporation for United States Federal income tax purposes.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01 Conduct of Business.

(a) Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and comply with all applicable Laws in all material respects, and, to the extent consistent therewith, use its reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as provided in Section 5.01(a) of the Company Disclosure Letter and except as expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent, which shall not be unreasonably withheld or delayed:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date hereof or granted after the date hereof in accordance with clause (B) below, in either case in accordance with their terms on the date hereof (or on the date of grant, if later), and (B) the grant of options to employees hired within one year prior to, or anytime after, the date hereof to acquire shares of Company Common Stock in accordance with the Company’s ordinary course of business consistent with past practice);

(iii) amend the Company Certificate or the Company By-laws or the comparable charter or organizational documents of any of its Subsidiaries or adopt a stockholders’ rights plan (i.e., “poison pill”);

(iv) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (B) any assets forming part of such a division or business that have a purchase price in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(v) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets with a fair market value in excess of $2,000,000 individually or $5,000,000 in the aggregate to a third party (except (A) by incurring Permitted Liens, (B) with respect to properties or other assets no longer used in the operation of the Company’s business and/or (C) in the ordinary course of business);

(vi) with respect to the Company’s 2004 fiscal year, make any capital expenditure or expenditures not budgeted for in the Company’s 2004 fiscal year capital expenditure plan, a correct and complete copy of which shall have been provided to Parent prior to the date of this Agreement, which (1) involves the purchase of any real property or (2) is in excess of $2,000,000 individually, or $5,000,000 in the aggregate;

(vii) (A) repurchase or prepay any indebtedness for borrowed money except as required by the terms of such indebtedness, (B) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (C) make any loans, advances or capital contributions to, or investments in, any other person in excess of $250,000 in the aggregate, other than in the Company or in or to any direct or indirect wholly-owned Subsidiary of the Company, other than any loan or advance to any physician or physicians group up to $150,000, individually, or $500,000 in the aggregate for all such physicians and physicians groups;

(viii) (A) pay, discharge, settle or satisfy any claims (including claims of stockholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) (1) in excess of $2,000,000 individually and $5,000,000 in the aggregate, other than in the ordinary course of business consistent with past practice or (2) involving any material limitation on the conduct of the business of the Company or its Subsidiaries or (B) waive or release any right of the Company or any of its Subsidiaries with a value in excess of $250,000;

(ix) enter into, modify, amend or terminate (A) any Contract which if so entered into, modified, amended or terminated would reasonably be expected to (1) have a Company Material Adverse Effect, (2) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (3) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, (B) any other Contract that involves the Company or any of its Subsidiaries incurring a liability in excess of $2,000,000 individually or $5,000,000 in the aggregate and that is not terminable by the Company without penalty with one year or less notice (excluding contracts or amendments entered into or made in the ordinary course of business with customers or Providers of the Company or its Subsidiaries), (C) any Contract by which the Company or any of its Subsidiaries grants any license to Company Intellectual Property or (D) any Contract that contains a covenant restricting the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries, including the Surviving Entity and its Subsidiaries) to compete in any business or with any person or in any geographic area;

(x) enter into any Contract which if in effect as of the date hereof would be required to be disclosed pursuant to Section 3.10(b) hereof (other than Contracts required to be disclosed pursuant to Section 3.10(b)(v)) to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed right or entitlement of any third party under, or result in any material alteration of, any provision of such Contract;

(xi) except as required to comply with applicable Law or any Contract disclosed in Section 3.12 of the Company Disclosure Letter, (A) increase in any manner the compensation or fringe benefits of, or pay any bonus (other than the bonus payments described in Section 6.11(a) of the Company Disclosure Letter) to, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (B) pay to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any benefit not provided for under any Contract or Company Plan other than the payment of cash compensation in the ordinary course of business consistent with past practice, (C) grant any awards under any Company Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units, Company RSUs, Company DSUs, or restricted stock or the removal of existing restrictions in any Contract or Company Plan or awards made thereunder), (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Plan, (E) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Contract or Company Plan, (F) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to any Company Plan are made or the basis on which such contributions are determined or (G) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, other than required by applicable Law or tax qualification requirement;

(xii) adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of its Subsidiaries;

(xiii) fail to use reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xiv) change its fiscal year, revalue any of its material assets, or make any changes in financial, actuarial, reserving, statutory or tax accounting methods, principles or practices, except in each case as required by GAAP or applicable Law;

(xv) make any material tax election or settle or compromise any material tax liability, or agree to an extension of a statute of limitations with respect to material taxes;

(xvi) make any material change in the investment, reserving, hedging, underwriting or claims administration policies, practices or principles, except as may be appropriate to conform to changes in applicable Law or GAAP;

(xvii) terminate, amend or otherwise modify any agreement entered into by the Company, at the request of Parent after the date hereof, with any individual party to a New Employment Agreement; or

(xviii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, Parent shall not (i) amend the Parent Articles or the Parent By-laws in a manner materially adverse to the Company’s stockholders or (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent or (B) regular cash dividends paid in the ordinary course of business consistent with past practice.

(c) Other Actions. Except as otherwise contemplated or permitted by this Agreement, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take any action that would reasonably be expected to result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified by materiality, Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article VII not being satisfied.

(d) Advice of Changes; Filings. Each of the Company and Parent shall as promptly as practicable advise the other party orally and in writing upon obtaining Knowledge of (i) any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) contained in this Agreement that is qualified as to materiality, Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, becoming untrue or inaccurate in any respect or any representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure of it (and, in the case of Parent, of Merger Sub) to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. The Company and Parent shall promptly provide the other copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

Section 5.02 No Solicitation by the Company.

(a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers, employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (collectively, “Representatives”) to, directly or indirectly through another person, (i) solicit, initiate, cause, knowingly encourage, or knowingly facilitate, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to a Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal, or furnish to any person any information in connection with or in furtherance of any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause its Subsidiaries and instruct its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval (and in no event after obtaining such Company Stockholder Approval), in response to an unsolicited bona fide written Company Takeover Proposal made after the date hereof that the Company Board determines in good faith (after receiving advice of a financial advisor of nationally recognized reputation and of its outside counsel) constitutes or is reasonably likely to constitute a Company Superior Proposal, the Company may, if the Company Board determines in good faith (after receiving advice of its outside counsel) that it is necessary to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with Section 5.02(c) and after giving Parent two business days written notice of such determination, (A) furnish information with respect to the Company and its Subsidiaries to the person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement not less restrictive of such person than the Confidentiality Agreement, provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrent with the time it is provided or made available to such person, as the case may be, and (B) participate in discussions or negotiations with the person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.

For purposes of this Agreement, “Company Takeover Proposal” shall mean any inquiry, proposal or offer, whether or not conditional and whether or not withdrawn, (a) for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (b) for the issuance of 20% or more of the equity securities of the Company as consideration for the assets or securities of another person or (c) to acquire in any manner, directly or indirectly, 20% or more of the equity securities of the Company or assets (including equity securities of any Subsidiary of the Company) that represent 20% or more of the total consolidated assets of the Company, other than the transactions contemplated by this Agreement.

For purposes of this Agreement, “Company Superior Proposal” shall mean any bona fide written offer made by a third party, that if consummated would result in such person (or its stockholders) owning, directly or indirectly, greater than 50% of the shares of Company Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the total consolidated assets of the Company (i) on terms which the Company Board determines in good faith (after receiving advice of a financial advisor of nationally recognized reputation and of its outside counsel and in light of all relevant circumstances, including, without limitation, all the terms and conditions of such proposal and this Agreement) to be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement and (ii) which is reasonably likely to be completed, taking into account any financing and approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

(b) Neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Company Board or any such committee thereof of this Agreement or the Merger (it being understood that taking a neutral position or no position with respect to a Company Takeover Proposal shall be considered an adverse modification) or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, any Company Takeover Proposal (other than a confidentiality agreement pursuant to Section 5.02(a)). Notwithstanding the foregoing, the Company Board may make a Company Adverse Recommendation Change if such Company Board determines in good faith (after receiving advice of its outside counsel) that it is necessary to do so in order to comply with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no Company Adverse Recommendation Change may be made in response to a Company Takeover Proposal until after the fifth business day following Parent’s receipt of written notice from the Company (an “Adverse Recommendation Notice”) advising Parent that the Company Board has determined that such Company Takeover Proposal is a Company Superior Proposal, that the Company Board intends to make such Company Adverse Recommendation Change and containing all information required by Section 5.02(c), together with copies of any written offer or proposal in respect of such Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new Adverse Recommendation Notice and a new five (5) business day period). In determining whether to make a Company Adverse Recommendation Change in response to a Company Superior Proposal, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent (in response to an Adverse Recommendation Notice or otherwise) in determining whether such third party Company Takeover Proposal still constitutes a Company Superior Proposal.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall promptly advise Parent orally and in writing of any request for information or other inquiry that the Company reasonably believes could lead to any Company Takeover Proposal, the terms and conditions of any such request, Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such request, Company Takeover Proposal or inquiry. The Company shall promptly keep Parent fully informed of the status and details (including any change to the terms thereof) of any such request, Company Takeover Proposal or inquiry.

(d) Nothing contained in this Section 5.02 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after receiving advice of its outside counsel), failure to so disclose would be inconsistent with its obligations under applicable Law.

ARTICLE VI

Additional Agreements

Section 6.01 Preparation of the Form S-4 and the Proxy Statement; Stockholder Meetings.

(a) As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and Parent shall file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent will respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement or the Form S-4. Each of the Company and Parent shall use its reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Merger. The Company shall use its reasonable efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the Form S-4 is declared effective under the Securities Act (but in no event later than three business days after the date the Form S-4 is declared effective). Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of shares of Company Common Stock as may be reasonably requested by Parent in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will made by the Company, without providing the other party and its counsel a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger and (ii) all orders of the SEC relating to the Form S-4.

(b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for and promptly take any and all actions in connection therewith, and as soon as practicable after the

Form S-4 is declared effective, duly call, give notice of, convene and hold, a meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval. Subject to Section 5.02(b), the Company shall, through the Company Board, recommend to its stockholders adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) any Company Adverse Recommendation Change.

Section 6.02 Access to Information; Confidentiality.

(a) Each party shall afford to the other parties hereto, and the other parties’ Representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all its and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, each party shall furnish promptly to the others (a) a copy of each report, schedule, registration statement and other document filed by such party during such period pursuant to the requirements of Federal or state securities Laws and (b) consistent with its legal obligations all other information concerning such party and its Subsidiaries’ business, properties and personnel as the other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Authority applicable to such party requires such party or its Subsidiaries to restrict access to any properties or information. Except for disclosures expressly permitted by the terms of the confidentiality agreement, dated as of March 17, 2004, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), each party shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No investigation pursuant to this Section 6.02 or information provided, made available or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

(b) In addition to and without limiting the foregoing, from the date hereof until the Effective Time, the Company shall furnish to Parent, within fifteen (15) business days after the end of each month, the standard monthly reporting package set forth in Section 6.02(b) of the Company Disclosure Letter.

Section 6.03 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (b) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority, (c) the obtaining of all necessary consents, approvals or waivers from third parties and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the first sentence of this Section 6.03, each of the Company and the Company Board and Parent and the Parent Board shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing shall be deemed to require Parent to (A) agree to, or proffer to, divest or hold separate any assets or any portion of any business of Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Entity or any of their respective Affiliates may carry on business in any part of the world or (D) agree to any terms or conditions that would impose any obligations on Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, to maintain facilities, operations, places of business, employment levels, products or businesses, which, in the case of any of clauses (A) through (D), (i) would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on Parent and its Subsidiaries, taken as a whole (it being agreed that in the case of measuring the effect on Parent and its Subsidiaries in this clause (i), (A) “Subsidiaries” shall not include the Company or its Subsidiaries, (B) “material adverse effect” shall be the level of, and shall be measured as to, what would have, or would be reasonably likely to have, a “material adverse effect” on the Company and its Subsidiaries, taken as a whole, and not the level or measure of what would have, or would be reasonably likely to have, a “material adverse effect” on Parent and its Subsidiaries, taken as a whole, and (C) the effect shall be with respect to Parent and its Subsidiaries) or (ii) would, or would be reasonably likely to, materially impair the benefits sought to be derived by Parent from the transactions contemplated by this Agreement, including the Merger.

Section 6.04 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers and employees of the Company and its Subsidiaries (the “Indemnified Parties”) as provided in the Company Certificate or the Company By-laws (in each case, as in effect on the date hereof) shall be assumed by the Surviving Entity in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms. Parent shall indemnify and hold harmless, and provide advancement of expenses to the Indemnified Parties to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company Certificate and the Company By-laws.

(b) For six years after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) covering the Indemnified Parties currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been heretofore made available to Parent), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that Parent may substitute therefor policies of Parent containing terms with respect to coverage and amount no less favorable to such Indemnified Parties; provided, further, however, that in satisfying its obligation under this Section 6.04(b) Parent shall not be obligated to pay aggregate premiums in excess of 300% of the amount paid by the Company in its last full fiscal year (which premiums are hereby represented and warranted by the Company to be approximately $7,210,000), it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c) The covenants contained in this Section 6.04 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives, and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

Section 6.05 Fees and Expenses. All fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall bear and pay one-half of (a) the costs and expenses incurred in connection with filing, printing and mailing the Form S-4 and (b) the filing fees for the premerger notification and report forms under the HSR Act.

Section 6.06 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

Section 6.07 Affiliates. Prior to the Effective Time the Company shall deliver to Parent a letter identifying all persons who will be at the time this Agreement is submitted for adoption by the stockholders of the Company, “affiliates” of the Company for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations. The Company shall use its reasonable efforts to cause each such person to deliver to Parent at least 10 days prior to the Closing Date a written agreement substantially in the form attached as Exhibit B.

Section 6.08 Stock Exchange Listing. Parent shall use its reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.09 Tax-Free Reorganization Treatment. The Company, Parent and Merger Sub shall execute and deliver to each of Sullivan & Cromwell LLP, special counsel to the Company, and Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Parent and Merger Sub, customary representation letters, substantially in the forms attached hereto as Exhibits C and D, at such time or times as reasonably requested by each such law firm in connection with its delivery of the opinion referred to in Section 7.02(e) or Section 7.03(c), as the case may be. Prior to the Effective Time, none of the Company, Parent or Merger Sub shall take or cause to be taken any action which would cause to be untrue any of the representations in such representation letters. The parties intend the Merger to qualify as a reorganization under Section 368(a) of the Code and each party shall, and shall cause each of its respective Subsidiaries to, use reasonable efforts to cause the Merger to so qualify.

Section 6.10 Stockholder Litigation. The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep Parent fully informed regarding any such stockholder litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration to Parent’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that the Company further will not, without Parent’s prior written consent, settle any stockholder litigation (a) for an amount greater than $2,000,000, individually, and $5,000,000 in the aggregate or (b) that involves or has the effect of imposing any remedy or restriction upon the Company or any of its Subsidiaries other than monetary damages.

Section 6.11 Employee Matters.

(a) Parent agrees to honor, or cause the Surviving Entity to honor, from and after the Effective Time any bonus payments for the Company’s 2004 fiscal year (or any portion thereof) under the bonus plans set forth in Section 6.11 of the Company Disclosure Letter in accordance with their terms as in effect immediately before the Effective Time and as set forth in Section 6.11 of the Company Disclosure Letter, and the other bonus payments set forth in Section 6.11 of the Company Disclosure Letter.

(b) Following the Effective Time, Parent shall cause to be provided to individuals who are employed by the Company and its Subsidiaries immediately prior to the Effective Time and who remain employed with the Surviving Entity or any of Parent’s Subsidiaries (the “Affected Employees”), compensation and employee benefits no less favorable in the aggregate than, at Parent’s election from time to time, those provided (i) pursuant to the Company’s and its Subsidiaries’ compensation and employee benefit policies, plans and programs immediately prior to the Effective Time or (ii) to similarly situated employees of Parent and its Subsidiaries.

(c) For all purposes, with respect to any benefit plan, program, arrangement (including any “employee benefit plan” (as defined in Section 3(3) of ERISA) and any vacation program), other than under Parent’s retiree medical benefit plan and Parent’s 2002 Stock Incentive Plan (or any successor plan thereto), Parent shall, and shall cause the Surviving Entity to, recognize the service with the Company and its Subsidiaries prior to the Effective Time of the Affected Employees for purposes of such plan, program or arrangement; provided, however, that such recognition shall not result in a duplication of benefits. Parent agrees to honor, or cause the Surviving Entity to honor, all vacation and sick leave accrued by Affected Employees as of the Effective Time.

(d) With respect to any welfare plan in which employees of the Company and its Subsidiaries are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Entity to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions were satisfied under the welfare plans of the Company and its Subsidiaries prior to the Effective Time, and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(e) Prior to the Effective Time, the Company shall, if requested to do so by Parent, terminate one or both of its defined contribution 401(k) plans. Parent shall provide, or cause the Surviving Entity to provide, that the Affected Employees are eligible to participate in a defined contribution 401(k) plan immediately following the Effective Time and that such defined contribution plan shall accept “eligible rollover distributions” for Affected Employees from a terminated Company defined contribution 401(k) plan.

Section 6.12 Employment Agreements. Notwithstanding anything to the contrary in this Agreement, the Company shall use its reasonable best efforts to cause each of the Covered Employees not to repudiate or otherwise breach the New Employment Agreement to which such Covered Employee is a party. If at any time after June 15, 2004, Parent requests that the Company enter into an agreement substantially in the form of Annex A to the New Employment Agreements with any Covered Employee who is a party to a New Employment Agreement, the Company shall promptly (but in no event later than three (3) business days after such request) enter into and become a party to such agreement (assuming that such Covered Employee also executes the agreement).

Section 6.13 Standstill Agreements, Confidentiality Agreements, Anti-takeover Provisions. During the period from the date of this Agreement through the Effective Time, the Company will not terminate, amend, modify or waive any provision of any agreement required to be disclosed pursuant to Section 3.10(b)(v) hereof to which it or any of its Subsidiaries is a party, other than the Confidentiality Agreement pursuant to its terms or by written agreement of the parties thereto. During such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the material terms and provisions thereof in any court of the United States of America or of any state having jurisdiction. In addition, the Company will not approve a Company Takeover Proposal or Company Superior Proposal for purposes of Section 203 of the DGCL.

Section 6.14 Cooperation. Each of the Company and its Subsidiaries will, and will cause each of its Representatives to, use its reasonable efforts, subject to applicable Laws, to cooperate with and assist Parent and Merger Sub in connection with planning the integration of the Company and its Subsidiaries and their respective employees with the business operations of Parent and its Subsidiaries.

Section 6.15 Letters of the Accountants.

(a) The Company shall use its reasonable efforts to cause to be delivered to Parent a letter from the Company’s independent accountants dated a date on or prior to (but no more than two (2) business days prior to) the date on which the Form S-4 shall become effective addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4; provided that the failure of such a letter to be delivered by the Company’s independent accountants shall not result in a failure of a condition to Closing (including Section 7.02(b) hereof).

(b) Parent shall use its reasonable efforts to cause to be delivered to the Company a letter from Parent’s independent accountants dated a date on or prior to (but no more than two (2) business days prior to) the date on which the Form S-4 shall become effective addressed to the Company and Parent, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4; provided that the failure of such a letter to be delivered by Parent’s independent accounts shall not result in a failure of a condition to Closing (including Section 7.03(b) hereof).

ARTICLE VII

Conditions Precedent

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Stock Exchange Listing. The shares of Parent Common Stock issuable to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act or any other applicable competition, merger control, antitrust or similar Law shall have been terminated or shall have expired.

(d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(f) Closing Consents. The consents, authorizations, orders, permits and approvals listed on Exhibit E hereto shall have been obtained and shall be in full force and effect.

Section 7.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Section 3.03) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality or Company Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties of the Company set forth in Section 3.03 shall be true and correct in all respects (subject to de minimis exceptions for breaches involving discrepancies of no more than 15,000 shares of Company Common Stock, stock options in the aggregate covering no more than 5,000 shares of Company Common Stock, 0 Company RSUs or 0 Company DSUs, respectively) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect of the foregoing two sentences.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Authority (i) challenging the acquisition by Parent or Merger Sub of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, seeking to place limitations on the ownership of shares of Company Common Stock (or shares of capital stock of the Surviving Entity) by Parent or Merger Sub, (ii) seeking to (A) prohibit or limit the ownership or operation by the Company or any of its Subsidiaries or by Parent or any of its Subsidiaries of any portion of any business or of any assets of the Company and its Subsidiaries or Parent and its Subsidiaries, (B) compel the Company or any of its Subsidiaries or Parent or any of its Subsidiaries to divest or hold separate any portion of any business or of any assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as a result of the Merger or (C) impose any obligations on Parent or any of its Subsidiaries or the Company or any of its Subsidiaries to maintain facilities, operations, places of business, employment levels, products or businesses or (iii) seeking to obtain from the Company, Parent or Merger Sub any damages, which in the case of clauses (ii) and (iii) above (x) would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on Parent and its Subsidiaries, taken as a whole (it being agreed that in the case of measuring the effect on Parent and its Subsidiaries in this clause (x), (A) “Subsidiaries” shall not include the Company or its Subsidiaries, (B) “material adverse effect” shall be the level of, and shall be measured as to, what would have, or would be reasonably likely to have, a “material adverse effect” on the Company and its Subsidiaries, taken as a whole, and not the level or measure of what would have, or would be reasonably likely to have, a “material adverse effect” on Parent and its Subsidiaries, taken as a whole, and (C) the effect shall be with respect to Parent and its Subsidiaries) or (y) would, or would be reasonably likely to, materially impair the benefits sought to be derived by Parent from the transactions contemplated by this Agreement, including the Merger.

(d) Restraint. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.02(c) shall be in effect.

(e) Tax Opinion. Parent shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to Parent, on the Closing Date, an opinion in form and substance reasonably satisfactory to Parent and dated as of the Closing Date, to the effect that the Merger will qualify for United States Federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by Skadden, Arps, Slate, Meagher & Flom LLP of customary representation letters from each of Parent, Merger Sub, and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 7.02(e) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval of the Company’s stockholders is obtained with appropriate disclosure.

(f) Closing Consents. The consents, authorizations, orders, permits and approvals listed on Exhibit E hereto shall have been obtained and shall be in full force and effect, without any conditions, restrictions, requirements or change of regulation or any other action taken, which (if implemented), (i) would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on Parent and its Subsidiaries, taken as a whole (it being agreed that in the case of measuring the effect on Parent and its Subsidiaries in this clause (i), (A) “Subsidiaries” shall not include the Company or its Subsidiaries, (B) “material adverse effect” shall be the level of, and shall be measured as to, what would have, or would be reasonably likely to have, a “material adverse effect” on the Company and its Subsidiaries, taken as a whole, and not the level or measure of what would have, or would be reasonably likely to have, a “material adverse effect” on Parent and its Subsidiaries, taken as a whole, and (C) the effect shall be with respect to Parent and its Subsidiaries) or (ii) would, or would be reasonably likely to, materially impair the benefits sought to be derived by Parent from the transactions contemplated by this Agreement, including the Merger.

Section 7.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality or Parent Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received from Sullivan & Cromwell LLP, special counsel to the Company, on the Closing Date, an opinion in form and substance reasonably satisfactory to the Company and dated as of the Closing Date, to the effect that the Merger will qualify for United States Federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by Sullivan and Cromwell LLP of customary representation letters from each of Parent, Merger Sub, and the Company, in each case, in form and substance reasonably satisfactory to such counsel. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 7.03(c) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval of the Company’s stockholders is obtained with appropriate disclosure.

Section 7.04 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Sections 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.03.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before December 31, 2004 (the “Termination Date”); provided, however, that if on December 31, 2004 the condition to Closing set forth in Sections 7.01(c) or 7.02(c) shall not have been satisfied because of action by a Governmental Authority seeking to restrain, enjoin or prohibit the Merger but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on December 31, 2004), then the Termination Date shall be extended to February 28, 2005 if either of the Company or Parent notifies the other party in writing on or prior to December 31, 2004 of its election to extend the Termination Date to February 28, 2005; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger and the transactions contemplated by this Agreement shall be in effect and shall have become final and nonappealable;

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or (b) and (B) is incapable of being cured, or is not cured, by the Company within 30 calendar days following receipt of written notice from Parent of such breach or failure to perform;

(d) by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or (b) and (ii) is incapable of being cured, or is not cured, by Parent within 30 calendar days following receipt of written notice from the Company of such breach or failure to perform; or

(e) by Parent, within 45 days of the date on which (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company Board or any committee thereof shall have failed to publicly confirm its recommendation and declaration of advisability of this Agreement and the Merger within three (3) business days after a written request by Parent that it do so.

Section 8.02 Termination Fee.

(a) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i), and (A) a vote to obtain the Company Stockholder Approval has not been held, (B) after the date of this Agreement a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally (and at least one such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to the right of termination under Section 8.01(b)(i)) and (C) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal;

(ii) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(iii) and (A) after the date of this Agreement a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally (and at least one such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to the right of termination under Section 8.01(b)(iii)) and (B) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal;

(iii) this Agreement is terminated by Parent pursuant to Section 8.01(c) and (A) the Company’s breach or failure triggering such termination shall have been willful, (B) after the date of this Agreement a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally and (C) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal; or

(iv) this Agreement is terminated by Parent pursuant to Section 8.01(e),

then the Company shall (1) in the case of a Termination Fee payable pursuant to clauses (i), (ii) or (iii) of this Section 8.02(a), upon the earlier of the date of such definitive agreement and such consummation of a Company Takeover Proposal or (2) in the case of a Termination Fee payable pursuant to clause (iv) of this Section 8.02(a), on the date of such termination, pay Parent a fee equal to $212,500,000 (the “Termination Fee”) by wire transfer of same-day funds. Notwithstanding the foregoing sentence, in the event that the Company proposes to terminate this Agreement at a time when the Termination Fee is payable, the Company shall pay Parent the Termination Fee as described above prior to such termination by the Company. Notwithstanding the foregoing in Section 8.02(a)(i) or Section 8.02(a)(ii), if a Termination Fee would have been payable under Section 8.02(a)(i) or Section 8.02(a)(ii) but for the fact that the person (or any of its Affiliates) with whom the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Company Takeover Proposal within twelve (12) months after termination of this Agreement withdrew a Company Takeover Proposal prior to the event giving rise to the right of termination of this Agreement under Section 8.01(b)(i) or Section 8.01(b)(iii), then the Company shall upon the earlier of such definitive agreement and such consummation of a Company Takeover Proposal pay Parent the Termination Fee by wire transfer of same-day funds. In the case of a Termination Fee payable pursuant to clause (iii) of this Section 8.02(a), the parties hereby agree that the Termination Fee (including the right to receive such fee or the payment of such fee) shall not limit in any respect any rights or remedies available to Parent and Merger Sub relating to any willful breach or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement resulting, directly or indirectly, in the right to receive the Termination Fee.

(b) The Company acknowledges and agrees that the agreements contained in Section 8.02(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails promptly to pay the amount due pursuant to Section 8.02(a), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

Section 8.03 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of the penultimate sentence of Section 6.02(a), Sections 6.05 and 8.02, this Section 8.03 and Article IX, which provisions shall survive such termination; provided that nothing herein shall relieve any party from any liability for any willful breach hereof.

Section 8.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 8.04, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent or the Company, action by the Parent Board or the Company Board, as applicable, or, with respect to any amendment of this Agreement pursuant to Section 8.04, the Parent Board or the Company Board, as applicable, or the duly authorized committee or other designee of the Parent Board or the Company Board, as applicable, to the extent permitted by Law.

ARTICLE IX

General Provisions

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

UnitedHealth Group Incorporated

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

Facsimile No.: (952) 936-0044

Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Facsimile No.: (212) 735-2000

Attention: Paul T. Schnell

 Neil P. Stronski

if to the Company, to:

Oxford Health Plans, Inc.

48 Monroe Turnpike

Trumbull, Connecticut 06611

Facsimile No.: (203) 459-7171

Attention: General Counsel

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Facsimile No.: (212) 558-3588

Attention: Keith A. Pagnani

Section 9.03 Definitions. For purposes of this Agreement:

(a) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b) “Knowledge” of any person that is not an individual means, (i) with respect to the Company regarding any matter in question, the actual knowledge of the employees of the Company and its Subsidiaries listed in Section 9.03(b) of the Company Disclosure Letter and (ii) with respect to Parent regarding any matter in question, the actual knowledge of the employees of Parent and its Subsidiaries listed in Section 9.03(b) of the Parent Disclosure Letter;

(c) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(d) “Permitted Liens” means (i) any liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation and (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value of the property subject thereto;

(e) “Providers” means all providers of health care, including all hospitals, physicians, physician groups, facilities and ancillary providers; and

(f) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments)

by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter, the Exhibits hereto and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) except for the provisions of Section 6.04, are not intended to confer upon any person other than the parties any rights, benefits or remedies.

Section 9.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion (and, if so requested by the Company, will assign to a wholly owned corporate subsidiary of Parent) any of or all its rights, interests and obligations under this Agreement to any direct, wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub of any of its obligations hereunder (except in the case of any such request). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.09 Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the State of Delaware or a state court located in the State of Delaware.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ WILLIAM W. MCGUIRE, M.D.
Name: William W. McGuire, M.D. Title: Chairman and CEO

RUBY ACQUISITION LLC

By:	/s/ WILLIAM A. MUNSELL
Name: William A. Munsell
Title: Treasurer

OXFORD HEALTH PLANS, INC.

By:	/s/ CHARLES G. BERG
Name: Charles G. Berg
Title: President & CEO

ANNEX B

PERSONAL AND CONFIDENTIAL

April 26, 2004

Board of Directors

Oxford Health Plans, Inc.

48 Monroe Turnpike

Trumbull, CT 06611

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Oxford Health Plans, Inc. (the “Company”) of the Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of April 26, 2004 (the “Agreement”), among UnitedHealth Group, Inc. (“UnitedHealth”), Ruby Acquisition LLC, a wholly owned subsidiary of UnitedHealth (“Merger Sub”), and the Company. The Agreement provides that the Company will be merged with and into Merger Sub (the “Merger”), and each outstanding Share will be converted into the right to receive $16.17 in cash (the “Cash Consideration”) and 0.6357 shares of Common Stock, par value $0.01 per share (“UnitedHealth Common Stock”), of UnitedHealth (the “Stock Consideration”, together with the Cash Consideration, the “Merger Consideration”).

Goldman, Sachs & Co. and its affiliates, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Agreement. We expect to receive fees for our services in connection with the Merger, the principal portion of which are contingent upon consummation of the Merger, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to UnitedHealth from time to time, including having acted as lead manager of a public offering of UnitedHealth’s 5.20% Notes due January 2007 (aggregate principal amount $400,000,000) in January 2002, as its financial advisor in connection with its acquisition of AmeriChoice Corporation of Virginia announced in June 2002, as co-manager of a public offering of UnitedHealth’s 4.875% Notes due April 2013 (aggregate principal amount $450,000,000) in March 2003, as its financial advisor in connection with its acquisition of Golden Rule Financial Corporation of Indiana announced in September 2003, as its financial advisor in connection with its acquisition of Mid-Atlantic Medical Systems announced in October 2003, as co-manager of a public offering of UnitedHealth’s 3.30% Notes due January 2008 (aggregate principal amount $500,000,000) in November 2003, as co-manager of a public offering of UnitedHealth’s 3.75% Notes due February 2009 (aggregate principal amount $250,000,000) and 4.75% Notes due February 2014 (aggregate principal amount $250,000,000) in February 2004, and having executed a block trade of 500,000 shares of UnitedHealth Common Stock held by a member of the Board of Directors of UnitedHealth in February 2004. We currently act as agent with respect to UnitedHealth’s commercial paper program. We may also provide investment banking services to the Company and UnitedHealth in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, UnitedHealth and

Board of Directors

Oxford Health Plans, Inc.

April 26, 2004

Page Two

their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and UnitedHealth for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and UnitedHealth for the five years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and UnitedHealth; certain other communications from the Company and UnitedHealth to their respective stockholders; certain internal financial analyses and forecasts for the Company prepared by its management including the “Base Case” and the “Pessimistic Case” scenarios (the “Forecasts”); and certain operating synergies estimated by the management of the Company to result from the Merger. We also have held discussions with members of the senior management of the Company and UnitedHealth regarding their assessment of the strategic rationale for, and the potential benefits of, the Merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and UnitedHealth Common Stock, compared certain financial and stock market information for the Company and UnitedHealth with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the health insurance industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have taken into account the views of the management of the Company of the risks and uncertainties relating to the ability of the Company to realize its “Base Case” Forecasts in the amounts and time periods contemplated thereby. We did not receive UnitedHealth’s internal financial analyses and forecasts in connection with this opinion. Accordingly, based on our discussions with UnitedHealth’s management and with your consent, we have assumed that the research analysts’ estimates for UnitedHealth published by the Institutional Brokers Estimate System were a reasonable basis upon which to evaluate the future financial performance of UnitedHealth and we used such estimates in our analysis. In that regard, with your consent, our review with respect to such estimates was limited to discussions with management of UnitedHealth. We are not actuaries and our services did not include any actuarial determinations or evaluations by us or an attempt to evaluate actuarial assumptions. In that respect, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company or UnitedHealth and have relied upon information supplied to us by the Company and UnitedHealth as to such adequacy. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or UnitedHealth or on the expected benefits of the Merger in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent derivative or off-balance-sheet assets and liabilities) of the Company or UnitedHealth or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Merger as compared to any alternative business transaction that might be available to the Company, including an alternative proposal from a third party that for a variety of business, legal, regulatory and financial reasons, after consultation with us and others, was not pursued to completion; nor does it address the underlying business decision of the Company to engage in the Merger. In addition, we are not expressing any opinion as to prices at which the Shares or the shares of UnitedHealth Common Stock will trade at any time.

Board of Directors

Oxford Health Plans, Inc.

April 26, 2004

Page Three

Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Merger and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Shares pursuant to the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)

ANNEX C

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation

ANNEX D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 001-16437

Oxford Health Plans, Inc.

(Exact name of registrant as specified in its charter)

Delaware	06-1118515
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

48 Monroe Turnpike, Trumbull, Connecticut	06611
(Address of principal executive offices)	(Zip Code)

(203) 459-6000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, Par Value $.01 Per Share

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).    Yes  ☒    No  ☐

As of January 30, 2004, there were 81,294,366 shares of common stock issued and outstanding. The aggregate market value of such stock held by nonaffiliates, as of that date, was approximately $3,916,900,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant’s definitive Proxy Statement to be filed pursuant to Regulation 14A (Part III).

PART I
Item 1.	Business	D-1
Item 2.	Properties	D-22
Item 3.	Legal Proceedings	D-22
Item 4.	Submission of Matters to a Vote of Security Holders	D-27

PART II
Item 5.	Market for Registrant’s Common Equity and Related Stockholder Matters	D-28
Item 6.	Selected Consolidated Financial Data	D-29
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	D-30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	D-45
Item 8.	Financial Statements and Supplementary Data	D-46
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	D-46
Item 9A.	Controls and Procedures	D-46

PART III
Item 10.	Directors and Executive Officers of the Registrant	D-47
Item 11.	Executive Compensation	D-47
Item 12.	Security Ownership of Certain Beneficial Owners and Management	D-47
Item 13.	Certain Relationships and Related Transactions	D-47
Item 14.	Principal Accounting Fees and Services	D-47

PART IV
Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	D-48
SIGNATURES		D-49
SPECIAL SALARY CONTINUATION PLAN
DEFERRED COMPENSATION PLAN
1ST AMENDMENT TO CREDIT AGREEMENT
SUBSIDIARIES
CONSENT OF ERNST & YOUNG LLP
CEO 302 CERTIFICATION
CFO 302 CERTIFICATION
CEO 906 CERTIFICATION
CFO 906 CERTIFICATION

PART I

Item 1. Business

General

Oxford Health Plans, Inc. (“Oxford” or the “Company”), incorporated under the laws of the State of Delaware in 1984, is a health care company providing health benefit plans primarily in New York, New Jersey and Connecticut. The Company’s product line includes its health maintenance organization plans (“HMOs”), exclusive provider organization plans (“EPOs”), point-of-service (“POS”) plans, preferred provider plans (“PPOs”), indemnity plans and several plans offered to Medicare beneficiaries. The Company’s product line includes third-party administration of employer-funded benefit plans (“self-funded health plans”). The Company also offers several ancillary and specialty benefit plans. The Company’s principal executive offices are located at 48 Monroe Turnpike, Trumbull, Connecticut 06611, and its telephone number is (203) 459-6000. Unless the context otherwise requires, references to Oxford or the Company include its subsidiaries.

The Company offers its products through its HMO subsidiaries, Oxford Health Plans (NY), Inc. (“Oxford NY”), Oxford Health Plans (NJ), Inc. (“Oxford NJ”) and Oxford Health Plans (CT), Inc. (“Oxford CT”), and through its insurance subsidiaries, Oxford Health Insurance, Inc. (“OHI”) and Investors Guaranty Life Insurance Company (“IGL”). OHI does business under accident and health insurance licenses granted by the Departments of Insurance of New York and Connecticut, the Department of Banking and Insurance of New Jersey and the Commonwealth of Pennsylvania. IGL, a domestic California insurance company, is licensed to write annuity, life and health insurance policies in most states. The Company’s ancillary and specialty benefit plans are offered primarily through Oxford Benefit Management, Inc. (“OBM”), a wholly-owned subsidiary of the Company.

The Company is not dependent on any single employer or group of employers, as the largest employer group contributed approximately 1.4% of total premiums earned during 2003 and the ten largest employer groups contributed approximately 5.3% of total premiums earned during 2003. The Company’s Medicare revenue under its contracts with the federal Centers for Medicare and Medicaid Services (“CMS”) represented approximately 12% of its premium revenue earned during 2003.

Company’s Future Strategy

The Company’s strategy for the year 2004 is focused on four main areas: (1) developing new products and benefit designs to meet the changing needs of customers in the Company’s markets, (2) modest geographic expansion, primarily to contiguous markets, (3) continuing efforts to impact health care affordability by managing health care costs through a variety of initiatives, and (4) achieving administrative efficiencies by, among other things, increasing the level of electronic transactions and automation throughout the Company.

Health Benefit Plans

Overview

The Company’s health benefit product lines include HMO, EPO, POS, PPO, indemnity plans, and self-funded health plans with a full spectrum of cost-share options and plan designs to meet the diverse needs of its customers. For most of these products, the benefits to the members and the reimbursement to the providers can be affected by whether the services are provided by a “network participating provider” or a “non-participating provider.” A network participating provider generally is one that has entered into a contractual arrangement with Oxford, directly or indirectly, to, among other things, accept certain pre-established compensation for services rendered to Oxford members. Non-participating providers are generally those that are not under contract with Oxford and, accordingly, such non-participating providers have not agreed to any set level of compensation. The contractual arrangements with the Company’s various health care providers are described below under “Provider Arrangements”. Oxford currently maintains two networks of participating providers for its commercial business.

The first is the Freedom network, which is Oxford’s largest network of providers, and is offered in New York, New Jersey and Connecticut (the “Tri-State Area”). The Company believes that the size and quality of the providers in the Freedom network is one of its primary competitive advantages. The second network is the Liberty network, which is smaller than the Freedom network and is offered in New York and New Jersey. The Company believes that the Liberty network is competitive in size and quality to networks of certain other health plans in the metropolitan New York City and New Jersey area. Lastly, Oxford covers certain out-of-area employees of Tri-State Area employers. The benefits provided to these out-of-area employees are provided on an in-network and out-of-network basis, with the in-network portion being served by networks of providers under contract with independent provider network companies that, in turn, have contracted with Oxford. The networks of these independent provider network companies occasionally serve Oxford covered employees of Tri-State Area employers.

The provisions in each of the Company’s health benefit plans vary regarding whether the member can receive coverage for services from non-participating providers, what the financial impact to the member of doing so will be and what benefits may be available to the member from a non-participating provider. Most of the Company’s commercial plans are available with either the Freedom network or the Liberty network as the primary network for purposes of determining whether a provider is participating or non-participating for that particular plan. The selection of the Liberty network by an employer group usually results in lower premiums than selection of the Freedom network. Under most of the Company’s products, the benefits and corresponding costs, such as copayments, coinsurance and deductibles, to the members are affected by whether the services are provided by a participating or a non-participating provider. For example, in Oxford’s POS plans described below, services rendered by a participating physician are generally subject to lower member cost-sharing (copayments, coinsurance and deductibles) than benefits obtained from non-participating providers. The result is that services rendered by non-participating providers will typically result in higher out-of-pocket costs for members. Further, certain benefits are available only through participating providers.

Certain factors, such as choosing the Freedom network rather than the Liberty network, the members need to obtain referrals from his or her primary care physician (“PCP”) before seeing a specialist and the level of copayments, deductibles and coinsurance, all affect the premium cost of the benefit plan purchased. As employer groups have become more sensitive to cost, the Company has developed new products that reduce the cost to the employer by increasing copayments, coinsurance and deductibles and otherwise shifting certain costs to members.

The Company’s HMO membership was approximately 190,500 at December 31, 2003, compared with 226,600 members at December 31, 2002. The Company’s POS, PPO and other commercial membership was approximately 1,239,400 at December 31, 2003, compared with 1,252,900 at December 31, 2002. The Company’s Medicare membership was approximately 70,800 at December 31, 2003, compared with 70,100 at December 31, 2002. Lastly, the Company’s self-funded membership was approximately 38,500 at December 31, 2003, compared with 51,900 at December 31, 2002.

Provided below are brief descriptions of each of the Company’s main product types. These descriptions are general in nature and the actual benefits provided to any particular member may vary depending on the specific terms of the member’s certificate of coverage.

Insured Products

HMO Plans

Oxford’s HMO plans provide comprehensive health care benefits through the Company’s participating network providers. HMO plans are designed to offer cost-efficient health care coverage. Under most of the Company’s HMO plans, HMO members are required to select a PCP who, generally, is responsible for certain preventative and primary medical services and for coordinating the member’s care. Typically, in order to receive coverage for seeing a participating specialist, an HMO member must receive a referral from the PCP. Oxford’s EPO plans provide for in-network access without referral to the Company’s Freedom network of providers.

POS Plans

Oxford’s POS plans combine the benefits of Oxford’s HMOs with certain of the benefits of Oxford’s indemnity health insurance by covering services provided by non-participating providers. These plans give members the option of accessing HMO-style benefits through participating providers, typically including abiding by established provisions relating to PCP selection, referrals and utilization management, or of accessing indemnity-style benefits with the commensurate variation in member cost-sharing (copayments, coinsurance and deductibles) and benefits available to the member.

PPO Plans

Oxford’s PPO plans allow members to obtain coverage for services from participating providers or from non-participating providers. Generally, PPO plans do not require that PCP referrals be obtained in order for the member to see a specialist. As with POS plans, PPO plan services rendered by participating providers are subject to lower member cost-sharing than benefits obtained from non-participating providers.

Other Insured Plans

Oxford has recently begun to offer indemnity-type plans to a targeted market that do not distinguish between participating and non-participating providers. Under these plans, the benefits available, and the coverage therefor, are the same whether the member sees a participating or a non-participating provider, although the member is still subject to coinsurance, deductibles and other cost-sharing.

Individuals

Oxford provides HMO and POS health care products to individuals in New York, and HMO, EPO, PPO and indemnity products in New Jersey. In New York, regulations require HMOs in the community-rated small group market to offer HMO and POS coverage with mandated benefits (the “New York Mandated Plans”). Oxford continues to cover individuals in New York under a grandfathered POS plan, which is closed to new membership. Oxford also offers a product to persons eligible for the Healthy New York Program. The mandated small group product in New York covers groups of one. Members of the New York Mandated Plans have access to the Liberty network of providers and the members of the grandfathered plan are served by the Freedom network. In New Jersey, Oxford offers both an HMO and PPO product, providing access to the Liberty network to individuals.

Medicare

The Company offers Medicare managed care plans to Medicare eligible individuals through its licensed New York, New Jersey and Connecticut HMO subsidiaries.

Because Medicare premiums historically have not kept up with the cost of health care, as of December 31, 2003, the Company offered Medicare plans only in those counties within the Tri-State Area where it believed it could do so profitably while offering viable Medicare plans to its members. In December 2003, President Bush signed the Medicare Prescription Drug Act of 2003 (“MDA”) which, among other things, will increase reimbursements to managed care plans offering Medicare Advantage (formerly Medicare+Choice) plans. MDA will allow the Company to provide its current and future Medicare members with richer benefits. The Company is also considering re-entering counties in the Tri-State Area where it had previously discontinued offering Medicare plans. For a more detailed description of MDA, see “Government Regulation — Medicare Regulation”.

Self-Funded Health Plans

Oxford offers self-funded health plans to employers who wish to retain the risk for health care costs. Oxford assumes no insurance risk for the cost of health care for these contracts and receives a monthly fee for its administrative services such as underwriting, actuarial services, medical cost management, claims processing and other related administrative services.

Ancillary and Specialty Products

The Company offers a range of ancillary and specialty products. These products include, among others, dental, vision, long-term care, work and family benefits, flexible spending accounts and health reimbursement accounts. The majority of these products are offered by third parties but are brokered by OBM. OBM products can be purchased on a stand-alone basis or in conjunction with other Oxford health benefit plans.

Marketing and Sales

Oxford markets its products through several different internal channels, including direct sales representatives, business representatives, the Internet, telemarketing representatives and executive account representatives, as well as through external insurance agents, brokers and consultants.

Internal Representatives

The Company maintains a small direct sales team that sells the Company’s products to smaller employers. The Company also maintains a Medicare sales force that sells directly and via telephone to Medicare beneficiaries. The Company’s marketing department develops television and print advertising, direct mail programs and marketing collateral materials for use by the Company’s various sales representatives and independent brokers, agents and consultants.

The Company maintains executive account representatives who deal directly with employer groups exceeding 1,000 eligible lives as well as accounts utilizing benefit consultants. Account managers are responsible for servicing employer accounts generally exceeding 50 enrolled employees sold either directly or through a broker or agent. These account managers are the principal administrative contact for employers and their benefit managers by, among other things, conducting on-site employee meetings and by providing reporting and troubleshooting services.

Independent Insurance Agents and Brokers

The primary distribution system for the group health insurance industry in the Company’s service areas has been independent insurance agents and brokers. Oxford markets its commercial products through approximately 12,500 independent insurance agents and brokers as of December 31, 2003, who are paid a commission on sales. The Company maintains regional broker business unit representatives who work directly with the independent agents and brokers. The Company also provides service to independent agents and brokers via the Internet. Independent insurance agents and brokers have been responsible for a significant portion of Oxford’s commercial group enrollment, and the Company expects to continue using independent insurance agents and brokers in its marketing system in the future. The Company believes that the New York metropolitan market, in particular, is influenced significantly by independent agents and brokers and that utilization of this distribution system is an integral part of a successful marketing strategy in the region.

Oxfordhealth.com

The Company’s website, www.oxfordhealth.com, provides on-line access to the Company for members, brokers, employer groups and providers. During 2003, the Company’s customers continued to increase their use of the Company’s website and its functionalities. The Company anticipates that features such as its on-line pre-certification for providers and the on-line renewal of group policies for brokers and employer groups will continue to streamline our customers’ workflow and make it easier to do business with us. The Company currently has numerous on-line transaction or inquiry functions available on its website. Through oxfordhealth.com, prospective enrollees, benefit administrators and brokers can view, among other things, possible benefit packages, obtain rate quotes and enroll members in certain products. However, because of certain regulatory restrictions, not all functions are available in all markets or for all products.

Provider Arrangements

Physicians

Oxford’s Freedom network of participating providers consists of approximately 68,000 physicians and other providers (compared with approximately 53,000 in 2002), of which approximately 33,300 are in New York, 16,000 are in New Jersey, 9,700 are in Connecticut, 8,000 are in Pennsylvania and 1,000 are in Delaware. These participating providers maintain approximately 94,000 office locations, of which approximately 45,000 are in New York, 23,000 are in New Jersey, 14,000 are in Connecticut and 12,000 are in Pennsylvania and Delaware. The majority of Oxford’s participating physicians have contracted individually and directly with Oxford, although Oxford also has contracts with physician organizations, individual practice associations, physician medical groups and third-party vendors.

Exclusive of certain cost containment arrangements described in “Managing Health Care Costs” below, Oxford compensates its participating physicians primarily based on a variety of fixed fee schedules, under which physicians receive payment for specific covered procedures and services.

The Company believes that its practice of inviting physician participation into its clinical policymaking activities and obtaining physician input concerning its programs strengthens its relations with the physician community. A panel of physicians and local specialty societies have been involved in the development of the Company’s policies. In addition, the Company has over 100 practicing physicians from its service areas participating on committees that advise the Company on the development of treatment and payment policies and quality management issues.

Hospitals

The Company has contracts with approximately 350 hospitals in its New York, New Jersey, Connecticut, Pennsylvania and Delaware service areas providing for inpatient and outpatient care to the Company’s members. The Company generally reimburses hospitals under these contracts based on negotiated per diems, diagnostic related groupings (“DRGs”), case rates and fee schedules and, to a lesser extent, at prices discounted from the hospital’s billed charges. The Company believes that the rates in these contracts are generally competitive.

The Company has numerous multi-year agreements with hospitals and hospital systems that are designed to provide predictability with respect to hospital costs and is currently negotiating with other hospitals and hospital systems for similar multi-year arrangements. The Company estimates that approximately 24% of contracted hospital spending will require renegotiation during 2004. In addition, there has been significant consolidation among hospitals in the Company’s service area, which tends to enhance the combined entity’s bargaining power with managed care payors. As a result, the Company has the risk that certain hospitals may seek higher rates or seek to impose limitations on the Company’s utilization management efforts. The Company is routinely engaged in negotiations with various hospitals and hospital systems and, in connection therewith, such hospitals and hospital systems may threaten to or, in fact, provide notice of termination of their agreements with the Company as part of their negotiation strategy. Hospitals have also threatened to terminate contracts when financial disputes arise. The Company cannot guaranty that it will be able to continue to secure multi-year agreements in the future. See “Cautionary Statement Regarding Forward-Looking Statements”.

Ancillary Providers

The Company’s Freedom and Liberty networks include over 4,000 ancillary providers and facilities for such services as home health and hospice care, skilled nursing, dialysis and radiation treatment, family planning and fertility, behavioral health, occupational, speech, infusion and physical therapy, sub-acute care, imaging and related services. The Company also has contracts for the provision of certain equipment or treatment aids such as durable medical equipment, orthotics and prosthetics to its members.

Managing Health Care Costs

The Company’s medical management program establishes clinical policies and procedures that govern payment policy and medical management processes and assesses the clinical appropriateness of certain hospital inpatient, hospital outpatient, ancillary, professional and pharmaceutical services to ensure that payments for medical services are made in accordance with the Company’s certificates of coverage for its health plans. The Company’s medical management policies, procedures and programs are developed in a variety of ways including using the clinical guidance of registered nurses and physicians, established clinical practice guidelines, community norms and other consensus guidelines or standards.

The Company manages the utilization of medical services through a variety of programs including: referral management, precertification management, concurrent review of inpatient services, complex case management, physician profiling, provider credentialing and privileging and retrospective claim review. These programs are administered by Oxford personnel and, in certain cases, by independent administrative services or utilization review organizations. When the Company delegates the responsibilities relating to utilization management to a third party, it retains final decision-making authority on coverage issues by retaining final control over denials, limitations of coverage and appeals. The Company also supervises program administration through oversight and program audits.

The Company’s claim review program incorporates a process that compares services rendered by participating physicians to independently developed patterns of treatment standards to identify procedures that were not consistent with a patient’s diagnoses, as well as other billing irregularities. Separate claims auditing systems are utilized for certain hospital DRG payments and other surgical payments. Oxford also monitors hospital claims through pricing reviews, medical chart audits and on-site hospital reviews. Oxford’s claim auditing programs seek to identify aberrant physician billing practices. The Company’s ability to apply all available cost control measures is limited by regulatory considerations, the threat of litigation or liability concerns, operational and systems issues and relationships and arrangements with hospitals, physicians and other providers.

To mitigate retrospective denial of inpatient payments for health care services, improve communication and enhance customer service and improve relationships with hospitals, the Company maintains its Day of Service Decision Making program. As a result of the Day of Service Decision Making Program, the Company’s use of retrospective denials of hospital days has generally ceased except with respect to weekends and holidays when hospital and Oxford utilization management personnel do not review cases, or in unusual circumstances.

Capitation, Risk Transfer, Insurance, Reinsurance and Other Arrangements

The Company has agreements with various entities covering, among other things, laboratory, radiology, physical therapy, orthopedic, chiropractic, post-acute care management, rare disease management, congestive heart failure disease, coronary artery disease and diabetes management services. These agreements are structured to mitigate the Company’s exposure to medical cost trend while continuing to cover medically necessary services. These agreements generally include provisions intended to maintain or enhance the quality of care delivered to the Company’s members. The aggregate effect of such agreements in 2003 was to reduce the Company’s costs for covered services that, in part, contribute to the Company’s ability to minimize the net increase in its total medical costs. The Company believes such agreements will assist it in minimizing 2004 medical cost increases, but there can be no assurances that all of these arrangements will be successful in containing medical costs or will continue throughout 2004.

The Company’s agreement for the management of orthopedic services covers fully insured commercial members through November 2004. Pursuant to this agreement, the vendor performs utilization management services and pays claims for certain participating providers. The Company has been notified by the two insurers that guaranteed certain savings targets pursuant to a third-party agreement for utilization management, claims payment and other services related to orthopedic services, that the insurers will seek to rescind or terminate the insurance agreements. The Company’s claims under these insurance agreements total $30 million for 2003, with a possible claim of an additional $30 million for 2004. One of the insurers has commenced an arbitration seeking to rescind or terminate the insurance agreements claiming various misrepresentations and material breaches of the agreements by the Company. The Company believes the insurers’ claims are without merit and will vigorously seek to enforce its rights. The Company has established a receivable of $3.5 million as of December 31, 2003, included in other receivables, representing the premium for coverage to date under the policies.

In December 2002, the Company entered into a five-year agreement under which an independent third party vendor provides certain administrative services relating to the provision, utilization review and processing of claims for chiropractic services received by Tri-State Area commercial members. The vendor assumes certain risk under the arrangement for costs above a predetermined target. In addition, the Company entered into an agreement in 2002 with a vendor for disease management of members with congestive heart failure (“CHF”). The arrangement includes monitoring of high-risk members through electronic equipment in their homes, coordination of care and member education. In October 2003, the Company entered into a new five-year performance based, disease management agreement with this vendor for certain of the Company’s members with CHF, coronary artery disease and diabetes.

The Company also has agreements in place covering laboratory and radiology services. Under these agreements, the Company’s exposure for specified procedures is generally at a negotiated aggregate per member per month cost which is less than the Company’s anticipated costs for such services based on historical cost and trend factors. The radiology agreement has been extended through April 30, 2006, subject to regulatory approval, and the laboratory agreement expires on December 31, 2007.

The Company has a five-year pharmacy benefit management agreement (the “PBM Agreement”) with Medco Health Solutions, Inc. (“Medco”), effective January 1, 2002, pursuant to which Medco provides pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company’s members. The Company also has an alliance agreement with Medco (the “Alliance Agreement”) under which the Company has furnished and will continue to furnish de-identified claim information to the vendor as well as strategic consultative and other services to Medco over the term of the agreement. On December 9, 2003, the United States Attorney for the Eastern District of Pennsylvania (“U.S. Attorney”) filed an amended complaint in an action pending in the United States District Court for the Eastern District of Pennsylvania against Medco, alleging that Medco sought to influence the awarding of the PBM Agreement by the Company through the payment of approximately $87 million pursuant to the Alliance Agreement. No action has been filed or is pending against the Company. The Company denies the allegations in the amended complaint against Medco. The U.S. Attorney is conducting an investigation into this matter and the Company is cooperating with the investigation. The Company cannot predict whether the outcome of the complaint against Medco or the U.S. Attorney’s investigation will have an adverse effect on the Company. The Company has also responded to a request for information from the New York State Insurance Department (“NYSID”) regarding the Alliance Agreement.

Medicare Risk-Sharing Agreements

In an effort to control increasing medical costs in its Medicare programs, the Company currently has certain risk-sharing agreements in effect with two hospitals and with a physician group, whereby the providers assume certain risks for medical costs. Premium revenues for the Medicare members covered under these agreements totaled approximately $205 million in 2003 and $189 million in 2002 for approximately 22,300 members in 2003 and 22,650 members in 2002. The Company is currently negotiating with one of these hospitals to renew an agreement which expires in April 2004. The Company is continuing to explore other risk-sharing or risk-transfer opportunities relating to its Medicare members with providers and other organizations.

Implementing Medicare risk-sharing contracts involves various risks and operational challenges, and there can be no assurance that these contracts will be successful in controlling the Company’s future costs. Moreover, cost savings under these agreements are achieved in certain instances through alternative physician arrangements and more targeted utilization review programs, all of which may adversely affect member and provider satisfaction with the Company’s Medicare plans. These arrangements are also subject to compliance with risk-sharing regulations adopted by CMS and the States of New York and New Jersey that require disclosure and reinsurance for specified levels of risk-sharing. See “Cautionary Statement Regarding Forward-Looking Statements”.

The agreements discussed in “Managing Health Care Costs” all require the Company to undertake various obligations, including changes to its medical management policies and internal business procedures, some of which require computer programming and alteration of existing referral patterns, as well as regulatory approvals, among other items. Because of the complexity of its medical delivery system, disputes sometimes arise in the normal course of business over the degree of the Company’s satisfaction of its or the other entities various obligations under these cost-containment agreements. The Company also bears the risk of non-performance or default by the parties to such cost-containment arrangements.

Government Regulation

The Company and its HMO and insurance subsidiaries are subject to substantial federal and state laws and regulations, including licensing and other requirements, relating to the offering of the Company’s existing products in new markets and offerings of new products, which may restrict the Company’s ability to expand its business. The failure of the Company or its subsidiaries to comply with existing or future laws and regulations could materially and adversely affect the operations, financial condition and prospects of the Company. The description below of existing and proposed federal and state laws and regulations that affect the Company and its subsidiaries is only a summary of, and does not purport to be a complete description of, all such laws and regulations.

State and Federal Regulation

Oxford’s HMO and insurance subsidiaries are licensed to operate by the insurance departments, and, in some cases, health departments, in the states in which they operate. Federal and state laws and regulations impose substantial requirements on the Company’s HMO and insurance subsidiaries regarding such matters as licensure, provider networks, medical care delivery and quality assurance programs, provider contracts (including but not limited to contracts that involve risk-sharing or risk-transfer), certain administrative services contracts, approval of contracts with health care providers and administrative services providers, claims payment standards, minimum coverage obligations, including mandatory benefits, policy language, mandatory product offerings, utilization review standards and procedures, including internal and external member and provider appeals and financial condition, and disclosures to members and providers. In addition, the Company and its HMO and insurance subsidiaries are subject to state and, with respect to Medicare participation, federal laws and regulations relating to financial requirements and regulations relating to government contracts, premium rates, loss ratios, cash reserves, minimum net worth, participation in certain state-wide risk spreading pools among insurers, and transactions between affiliated companies, including dividends. Recently enacted state and federal laws and regulations impose additional requirements on the Company and its HMO and insurance subsidiaries relating to security and confidentiality of health care information. As part of the regulatory process, the Company and its HMO and insurance subsidiaries are required to file periodic reports with the relevant state agencies and meet certain requirements relating to, among other things, operations, premium rates and covered benefits, financial condition and marketing practices.

The Company and its HMO and insurance subsidiaries are also subject to state laws regarding insurers and HMOs that are subsidiaries of insurance holding companies. Under such laws, certain dividends, distributions and other transactions between an insurance or HMO subsidiary and the holding company or its other subsidiaries require notification to, or the approval of, one or more state insurance or health departments. These laws also require prior regulatory approval for any change of control of an HMO or insurance subsidiary. For purposes of these laws, generally “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity. Control is presumed to exist when a person, group of persons or entity acquires the power to vote 10% or more of the voting securities of another entity.

The Company’s HMO and insurance subsidiaries are subject to periodic examination by the applicable state regulatory authorities regarding, among other things, the application of actuarial methodologies. From time to time, the Company has routine discussions with such state regulatory authorities. For a description of recent examinations, see “Legal Proceedings — State Insurance and Health Departments”.

The Company is also affected by certain state regulated risk allocation pools and state health care public policy initiatives. The risk allocation pools are designed primarily to spread the claims risk among participating plans under certain circumstances. New York, New Jersey and Connecticut also impose assessments that are used to fund the state health and insurance departments and other state initiatives. Examples of these programs include, but are not limited to:

•	the New York Market Stabilization Pools requires insurers participating in the small group and individual insurance market in New York to contribute certain amounts to, or receive certain amounts from, the New York Stabilization Pools based upon certain paid claims criteria and other criteria outlined in the applicable regulations;

•	the New York Stop Loss Pools provide insurers and HMOs participating in certain mandated health insurance programs in New York with a limited amount of stop loss insurance for claims paid under these programs;

•	the Connecticut Small Employer Reinsurance Pool allows Connecticut health plans to purchase low deductible stop-loss coverage from the Reinsurance Pool for individuals and/or groups ceded by the plans to the Reinsurance Pool. Plans have also been assessed based on market share to cover Reinsurance Pool losses in years past. The Health Reinsurance Association provides for assessments of health plans to cover pool losses related to individual conversions from group coverage or plans;

•	the New Jersey Individual Health Coverage program assesses participating carriers in the individual market based on their market share of enrollment to cover certain program losses defined in the applicable regulations.

The state health care public policy initiatives are designed to require health care payors to contribute to funds that support public policy health care initiatives in general, including defraying the costs of other health care providers such as hospitals. Examples of these types of programs include the health care financing policies established in New York under the Health Care Reform Act (“HCRA”) which includes the requirement that payors pay assessments to assist in the funding of hospital Graduate Medical Education (“GME”) and Bad Debt and Charity Care (“BDCC”). HCRA and the GME and BDCC assessments were re-authorized effective July 1, 2003 through June 30, 2005.

The state of the economy has negatively affected state budgets, including tax collections, which has resulted in states attempting to defray various programs’ costs through increased taxes, new taxes, increased assessments and new assessments on employers, including the Company, as well as on insurers, HMOs and other health care payors for the specific programs in which the Company participates such as the New York GME and BDCC programs, the New York Market Stabilization Pools and other programs or on the services of health care providers. In New York, the State Legislature passed into law the New York State 2003-2004 budget that includes, among other things, a 75% increase in the premium tax on health insurers (partially offset by the elimination of the franchise tax on health insurers), a 10% increase in the BDCC assessment, an increase in excess of 5% in the GME assessment and an approximately 19% increase in the assessment for the Department of Insurance and the Department of Health budgets (to which the Company is required to contribute). Although the Company could attempt to mitigate or cover the effects of such increased costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover all of such costs resulting from the provisions of the New York State budget. Changes in the implementation, administration and regulation of these programs could adversely affect the Company’s medical costs and results of operations. All of these programs, and the Company’s liabilities under or potential recoveries from them, are continually subject to change.

The Company’s ability to set or increase premium rates, including commissions, on its products is subject to state regulation and interpretation by regulators. Depending on the state and the product, the Company is generally required either to file the rates with and obtain approval from the applicable regulatory authority, or file the rates with the applicable regulatory authority without required approval. In certain limited situations, no filing is required and premium rate changes can be implemented immediately.

During the past several years, New York, New Jersey, Connecticut and other states where the Company does business have enacted significant legislation relating to managed care plans which contain provisions relating to, among other things, consumer disclosure, utilization review, removal of providers from the network, appeals processes for both providers and members, mandatory benefits and products, including infertility, mental health and clinical trials, state funding pools, prompt payment and provider contract requirements. These states also passed legislation governing the prompt payment of claims that requires, among other things, that health plans pay claims within certain prescribed time periods or pay interest ranging from 10% to 15% per annum plus penalties. The New York State Department of Insurance has re-interpreted existing laws and regulations to limit the ability to apply contract exclusions. The impact of this re-interpretation is that additional claims will be reviewed for a demonstration of medical necessity, and more appeals may be submitted to external review. The Company has incurred interest and penalties for late payment of claims in the past and may incur additional prompt pay fines in the future. See “Legal Proceedings — State Insurance and Health Departments”.

Federal laws which govern the Company’s business and which significantly affect its operations include, among others:

•	The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) was enacted to (i) ensure portability of health insurance to certain individuals, (ii) guarantee availability of health insurance to employees in the small group market, (iii) prevent exclusion of individuals from coverage under group plans based on health status and (iv) develop national standards for the electronic exchange of health information. In furtherance of the latter, the U.S. Department of Health & Human Services (“DHHS”) was directed to develop rules for standardizing electronic transmission of health care information and to protect its security and privacy. Under these rules, health plans, clearinghouses and providers are now required to (a) comply with a variety of requirements concerning their use and disclosure of individuals’ protected health information, (b) establish rigorous internal procedures to protect health information and (c) enter into business associate contracts with those companies to whom protected health information is disclosed. Violations of these rules will be subject to significant penalties. HIPAA privacy rules could expose the Company to additional liability for, among other things, violations by its business associates. HIPAA’s requirements with regard to privacy and confidentiality became effective in April 2003. HIPAA requirements standardizing electronic transactions between health plans, providers and clearinghouses became effective in October 2003. The Company believes that it has met all applicable HIPAA deadlines. The Company currently estimates that it will incur additional HIPAA compliance costs in 2004 and beyond. However, the Company cannot predict the ultimate impact HIPAA will have on its business and results of operations in future periods.

•	The Mental Health Parity Act of 1996 prohibits group health plans and health insurance issuers providing mental health benefits from imposing lower aggregate annual or lifetime dollar-limits on mental health benefits than any such limits for medical or surgical benefits. These requirements do not apply to small employers who have not more than 50 employees or to any group health plan whose costs increase one percent or more due to the application of these requirements.

•	The Women’s Health and Cancer Rights Act of 1998 requires health insurance carriers of group and individual commercial policies that cover mastectomies to cover reconstructive surgery or related services following a mastectomy.

•	The Newborns’ and Mothers’ Health Protection Act of 1996 generally prohibits group health plans and health insurance issuers from restricting benefits for a mother’s or newborn child’s hospital stay in connection with childbirth to less than 48 hours for a vaginal delivery and to less than 96 hours for a cesarean section.

•	The Employee Retirement Income Security Act of 1974 (“ERISA”) governs employee welfare plans, including self-funded plans. There have been legislative attempts to limit ERISA’s preemptive effect on state laws. If such limitations are enacted, they might increase the Company’s exposure under state law claims that relate to self- funded plans administered by the Company and may permit greater state regulation of other aspects of those business operations.

•	The U.S. Department of Labor has adopted federal regulations that establish claims procedures for employee benefit plans governed by ERISA (insured and self-insured), effective for claims filed on the first day of the first ERISA plan year that began on or after July 1, 2002, but no later than January 1, 2003.

The Company is also subject to federal and state laws, rules and regulations generally applicable to public corporations, including, but not limited to, those administered by the Securities and Exchange Commission, the Internal Revenue Service and state corporate and taxation departments. The Company is also subject to the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The federal government, certain states and the NYSE and other self-regulatory organizations have recently passed or proposed new laws, rules or regulations generally applicable to corporations, including the Sarbanes-Oxley Act of 2002, that affect or could affect the Company. These changes will increase the Company’s costs and complexity of doing business and may expose the Company to additional potential liability.

Medicare Regulation

In order to be eligible to enter into Medicare contracts with CMS, an HMO must remain in compliance with certain financial, reporting and organizational requirements under applicable federal statutes and regulations in addition to meeting the requirements established pursuant to applicable state law. Oxford NY, Oxford NJ and Oxford CT currently meet such requirements.

The Company’s HMOs with Medicare contracts, Oxford NY, Oxford NJ and Oxford CT, are subject to regulation by CMS with respect to certain administrative matters and operational aspects of their Medicare plans. CMS has the right, directly and through peer review organizations, to audit the Company’s health plans operating under Medicare contracts to determine each health plan’s compliance with the contract and applicable laws and regulations. In addition, CMS regulations prohibit HMOs with Medicare contracts from including any direct or indirect payment to physicians or other providers as an inducement to reduce or limit medically necessary services to a Medicare beneficiary. These regulations impose certain requirements relating to physician incentive plans such as bonuses or withholds that place a physician at “substantial financial risk” as defined in the Medicare regulations. The Company’s ability to maintain compliance with these rules and regulations depends, in part, on its receipt of timely and accurate information from its providers. CMS regulations also generally prohibit payments as an inducement for referrals for health care services. While the Company believes it is in compliance with all of such Medicare regulations, it is subject to future audit and review.

The Balanced Budget Act of 1997, which changed the way health plans were compensated for Medicare members, had the effect of reducing reimbursement in high cost metropolitan areas with a large number of teaching hospitals, such as the Company’s service areas. As a result of the Balanced Budget Act of 1997, over the last several years, the Company reduced its Medicare membership by, among other things, reducing benefits and withdrawing from certain counties. On December 8, 2003, the Medicare Prescription Drug Act of 2003 (“MDA”) was signed into law. MDA will increase the reimbursement rates to managed care plans offering Medicare Advantage plans. The Company is currently considering the potential effects that MDA will have on its Medicare business. MDA will allow Oxford to provide its current and future Medicare members richer benefits. The Company is also considering re-entering counties in the Tri-State Area where it had previously discontinued

offering Medicare plans. The most significant features of MDA include: (i) the creation of an interim Medicare-endorsed prescription drug discount card in 2004 and 2005; (ii) expanded Medicare prescription drug coverage effective in January 2006; (iii) the addition of new health plan options as of January 2006 at the regional and local levels; (iv) a change in the way participating health plans are reimbursed for the services they provide under Medicare; (v) modification of payments to many types of Medicare providers; and (vi) the establishment as of January 2006 of a competitive bidding mechanism for Medicare Advantage plans to replace the existing adjusted community rating (“ACR”) proposals.

On January 16, 2004, CMS published new Medicare Advantage rates for 2004. CMS’ increase in the basic rates resulted in increased rates of reimbursement to Oxford from current levels. Health plans have the option to use the additional 2004 reimbursement for reducing enrollee premiums or cost sharing mechanisms, enhancing benefits and/or stabilizing beneficiary access to providers.

The Company cannot precisely estimate the effect of MDA or other future Medicare regulations on its business or results of operations in future periods.

Proposed Regulatory Developments

State and federal government authorities are continually considering changes to laws and regulations applicable to Oxford’s HMO and insurance subsidiaries. Over the past several years there has been significant controversy over allegations that payment for care has been inappropriately withheld or delayed by health care plans. This has led to significant public and political support for reform of health care regulation. The U.S. Congress and states in which Oxford operates routinely consider regulation or legislation relating to mandatory coverage of certain benefits (such as, but not limited to, infertility and mental health benefits), provider compensation arrangements, health plan liability in cases when members do not receive appropriate or timely care, disclosure and composition of physician networks, health plan solvency standards and procedures dictating health plan utilization management and claim payment standards, among other matters. In recent years, bills have been introduced in the legislatures in New York, New Jersey and Connecticut including some form of the so-called “Any Willing Provider” initiative which would require HMOs to allow any provider or facility meeting their credentialing criteria and willing to accept the HMOs reimbursement and conditions of participation to join their network regardless of geographic need, hospital admitting privileges and other important factors. Recently, certain states have proposed requiring health plans to finance subsidy mechanisms to assist certain physicians’ purchase of medical malpractice insurance coverage. Certain of these bills have also included provisions relating to mandatory disclosure of medical management policies and physician reimbursement methodologies. Numerous other health care proposals have been introduced in the U.S. Congress and in state legislatures. These include provisions which place limitations on premium and profit levels, impose taxes on employers and insurers to fund universal health care, impose liability on health plans in cases when members do not receive appropriate or timely care, increase minimum capital and reserves and other financial viability requirements, prohibit or limit capitated arrangements or provider financial incentives, mandate benefits (including coverage of early intervention services, mandatory length of stay with surgery or emergency room coverage), define medical necessity and provide for an antitrust exemption to permit competing health care professionals to bargain collectively with health plans and other entities. State regulators also may change their interpretation of existing laws and regulations relating to the issues described above, or other issues, and such changes could have a material impact on the Company.

Congress is also considering proposals relating to health care reform, including a comprehensive package of requirements on managed care plans called the Patient Bill of Rights (“PBOR”) legislation. These proposals seek to hold health plans liable for claims regarding health care delivery and accusations of improper denial of care, among other items. In addition, on June 19, 2003, the United States House of Representatives passed legislation permitting small businesses to pool together as Association Health Plans (“AHPs”) to purchase or self-fund health care coverage. The legislation provides AHPs with significant regulatory and rating advantages which would prevail over state and federal law applicable to most insurers and HMOs, including the Company. The United States Senate has not taken any action on the legislation. In 2001, the State of New Jersey passed a health plan liability law similar to certain portions of the PBOR legislation being considered by Congress. Under the New Jersey law generally, after exhausting an appeal through an independent review board, a person covered under a health plan is permitted to sue the carrier for economic and non-economic losses, including pain and suffering, that occur as the result of the carrier’s negligence with respect to the denial of, or delay in, approving or providing medically necessary covered services. The New Jersey legislation and the Federal PBOR legislation, if enacted, could expose the Company to significant litigation risk. Such litigation could be costly to the Company and could have a significant effect on the Company’s results of operations. Although the Company could attempt to mitigate or cover the effects of such costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover the costs stemming from such PBOR legislation or the other costs incurred in connection with complying with such PBOR legislation.

Recently enacted legislation and the proposed regulatory and legislative changes described above, if enacted, could increase health care costs and administrative expenses and otherwise adversely affect the business, results of operations and financial condition of the Company and its competitors.

Quality Management

The majority of physicians in Oxford’s commercial and Medicare networks in the Tri-State Area are board certified in their specialty (by passing certifying examinations in the specialty as recognized by the American Board of Specialties) or become board certified within five years of becoming eligible. In certain limited circumstances such as community need, geographic need, or academic affiliation, board certification may be waived. Additionally, Oxford maintains a credentialing process for the Tri-State Area consistent with the National Committee on Quality Assurance (“NCQA”) guidelines. NCQA is a non-profit organization dedicated to improving managed care quality and service. All such physician assessments consist of primary verification of credentials, query of the National Practitioner Data Bank, state medical boards and admitting hospitals for malpractice history, disciplinary actions and/or restrictions of hospital privileges and on-site office evaluation of selected physicians to determine compliance with Oxford standards. The re-credentialing cycle is every three years, consistent with NCQA guidelines. The re-credentialing review consists of repeating select components of the initial credentialing process and a review of the physician’s practice patterns with Oxford. This process also includes evaluating the results of quality assurance reviews, complaints from members concerning the physician, utilization patterns and the physician’s compliance with Oxford’s administrative protocols.

The Company’s physician contracts require adherence to Oxford’s Quality Assurance and Utilization Management Programs. Oxford’s Quality Management Committees, which are composed of physicians from within Oxford’s network of providers, advise the Company’s Chief Medical Officer concerning the development of credentialing and other medical quality criteria. The Quality Management Committees may elect to sanction providers based upon their review of a provider’s practice patterns or outcomes. The committees also provide oversight of Oxford’s Quality Assurance and Utilization Management Programs through peer review and ongoing review of performance indicators.

The Company seeks to evaluate the quality and appropriateness of medical services provided to its members by performing member and physician satisfaction studies. The Company also conducts on-site review of medical records at selected physician offices facilitating retrieval of statistical information which allows for problem resolution in the event of member or physician complaints and for retrieval of data when conducting focused studies.

In March 2002, NCQA completed its periodic review of the Company’s operations. NCQA rates companies according to the following scale: excellent, commendable, accredited, provisional and denied. In June 2002, NCQA upgraded the Company’s status to “Excellent” for Oxford’s New York HMO and Medicare operations, its New Jersey HMO operations and its Connecticut HMO and Medicare operations. Oxford’s New Jersey Medicare operations achieved a “Commendable” rating. There can be no assurance that the Company will achieve the same level of accreditation in the future.

Risk Management

The Company maintains general liability, property, employee fidelity, directors and officers and professional liability insurance coverage in amounts the Company deems prudent. The Company generally requires contracting physicians, physician groups and hospitals to maintain professional liability and malpractice insurance in an amount consistent with industry standards.

Competition

HMOs and health insurance companies operate in a highly competitive environment. The Company has numerous competitors, including for-profit and not-for-profit HMOs, PPOs, administrative service providers and indemnity insurance carriers, some of which have substantially larger enrollments than the Company. The Company competes with independent HMOs, such as Health Insurance Plan of New York, which have significant enrollment in the New York metropolitan area. The Company also competes with HMOs and managed care plans sponsored by large health insurance companies, such as CIGNA Corporation, Aetna Inc., UnitedHealth Group, Health Net, Inc. and for-profit and non-profit Blue Cross/ Blue Shield affiliated companies. These competitors have large enrollment in the Company’s service areas and, in some cases, greater financial resources than the Company. Additional competitors, including emerging competitors in e-commerce insurance or benefit programs and consumer-directed health plans, are entering and may continue to enter the Company’s markets in the future. The Company believes that the network of providers under contract with Oxford is an important competitive factor. However, the cost of providing benefits is, in many instances, the controlling factor in obtaining and retaining employer groups, and certain of Oxford’s competitors have set premium rates at levels below Oxford’s rates for comparable products. Oxford anticipates that premium pricing will continue to be highly competitive.

To address rising health care costs, some large employer groups have consolidated their health benefits programs and are offering fewer options to their employees. Other employer groups have considered a variety of health care options to encourage employees to use the most cost-effective form of health care services. These options, which include indemnity insurance plans, HMO plans, EPO plans, POS plans, PPO plans and consumer-directed plans, may be provided by third parties or may be self-funded by the employer. The Company believes that employers will seek to offer health plans that provide for “in plan” and “out-of-plan” options while encouraging members to use the most cost-effective form of health care services through, among other things, increased copayments, deductibles and coinsurance. Although many of the Company’s products offer these options to employers, there is no assurance that the Company will be able to continue to compete effectively for the business of employer groups.

Status of Information Systems

The Company continues to assess and make improvements relating to additional integration and functionality for its information technology and claims payment systems. There can be no assurance that the Company will be successful in preventing future system problems that could result in payment delays and claims processing errors. Operating and other issues can lead to data problems that affect performance of important functions, including claims payment and group and individual billing. Computer hardware is subject to unplanned downtime, as well as natural disasters and other catastrophic events, which could adversely affect the Company’s operations. The Company is continuously endeavoring to improve its operating and information systems and is currently engaged in testing and improving its disaster recovery and business continuity plans.

Employees

At December 31, 2003, the Company had approximately 3,200 employees, none of whom is represented by a labor union. The Company considers its relations with its employees to be good.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in “Business”, “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, including, but not limited to, statements concerning future results of operations or financial position, future liquidity, future ability to receive cash from the Company’s regulated subsidiaries, future ability to pay dividends, future ability to retire debt or purchase outstanding shares of the Company’s common stock, future deployment of excess cash, the likelihood of realizing investment gains at comparable levels in the future, future capital structure, future health care and administrative costs, future premium rates and yields for commercial and Medicare business, future average per member reimbursement for Medicare, future membership levels and development of new lines of business, future growth in contiguous geographic markets, future health care benefits, future provider networks, future provider utilization rates, future medical loss ratio levels, future recoveries from state regulated risk allocation pools, future claims payment, service performance and other operations matters, future administrative loss ratio levels, management’s belief that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2003, the Company’s information systems, proposed efforts to control health care and administrative costs, future impact of delegation, capitation, risk-transfer and other cost-containment agreements with health care providers and related organizations of providers, including insurance and reinsurance coverage for risk-transfer arrangements, future enrollment levels, government regulation such as the proposed PBOR legislation, HIPAA and MDA, and the impact of new laws and regulation, the future of the health care industry, and the impact on the Company of threatened or pending legal proceedings and regulatory investigations and examinations, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, as amended). Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below.

IBNR estimates; Inability to control health care costs

Medical costs payable in Oxford’s financial statements include reserves for incurred but not reported or paid claims (“IBNR”) that are estimated by Oxford. The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. The Company believes that its reserves for IBNR are adequate to satisfy its ultimate claim liability. However, there can be no assurances as to the ultimate accuracy of such estimates. Any adjustments to such estimates could benefit or adversely affect Oxford’s results of operations in future periods.

The Company’s future results of operations depend, in part, on its ability to predict and manage health care costs (through, among other things, benefit design, utilization review and case management programs, analytic tools, delegation, capitation, risk-transfer, insurance, reinsurance and other payment arrangements with providers or groups of providers or other parties, including, without limitation, arrangements with vendors related to certain types of diagnostic testing, professional services and disease management and arrangements with hospitals and physician groups) while providing members with coverage for the health care benefits provided under their contracts. However, Oxford’s ability to contain such costs may be adversely affected by various factors, including, but not limited to: changes in payment methodologies, changes in the historical patterns of health care utilization and/or unit costs generally and directly or indirectly related to the war on terrorism or the concerns of members or providers due to the threat of terrorism, new technologies and health care practices, changes in hospital costs, nursing and drug shortages, changes in demographics and trends, expansion into new markets, changes in laws or regulations, changes in interpretation of existing laws and regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of agreements with providers or groups of providers, termination of, or disputes under, delegation, capitation, risk-transfer, insurance, reinsurance and other payment arrangements with providers or groups of providers or other insurance or reinsurance arrangements, epidemics, acts of terrorism and bioterrorism or other catastrophes, including war, inability to establish or maintain acceptable compensation arrangements with providers or groups of providers, operational and regulatory issues which could delay, prevent or impede those arrangements, and higher utilization of medical services, including, without limitation, higher out-of-network utilization. There can be no assurance that the Company will be successful in mitigating the effect of any or all of the above-listed or other factors.

The Company’s medical costs are also affected by the implementation, administration and regulation of certain state regulated risk allocation pools, such as the New York Market Stabilization Pools, as well as certain state health care public policy initiatives, such as the New York GME and BDCC programs. Numerous factors, including, but not limited to, the Company’s membership mix and product allocation amongst the health plans and carriers in a particular region or state, could cause the Company to make payments to the state regulated risk allocation pools or to the state health care public policy initiatives or could allow it to receive funds from the risk allocation pools. The administration and regulation of these programs and specific financing formulas related to these programs have been, and continue to be, subject to change. The Company has learned that some of its competitors in New York who may be required to pay substantial amounts into the New York Stabilization Pool may seek to challenge the legality of the NYSID’s regulations related to this pool or the manner in which the regulations have been interpreted. It is also possible that the NYSID could amend or interpret its regulations in response to the objections raised by these competitors in a manner that would materially affect what the Company may be required to pay to, or receive from, the New York Stabilization Pool. The manner in which the NYSID administers the Pools also could have a material impact on the competitive conditions and relative premium pricing of each competitor in the New York individual and small group markets. HCRA and the GME and BDCC assessments were re-authorized effective July 1, 2003 through June 30, 2005.

Changes in the implementation, administration and regulation of these programs could adversely affect the Company’s medical costs and results of operations. All of these programs, and the Company’s liabilities or potential recoveries under or from them, are continually subject to change.

General economic conditions

Changes in economic conditions could affect the Company’s business and results of operations. The state of the economy could affect the Company’s employer group renewal prospects and its ability to collect or increase premiums. The state of the economy has also negatively affected state budgets, which has resulted in states increasing or imposing new taxes and assessments on insurers, including the Company, as discussed below under “Changes in laws and regulations”. Although the Company has attempted to diversify its product offerings to address the changing needs of its membership, there can be no assurance that the effects of a change in economic conditions will not cause its existing membership to seek health coverage alternatives that the Company does not offer or will not result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Effects of terrorism

There can be no assurance that the war on terrorism, the threat of future acts of terrorism or the related concerns of members or providers will not adversely affect the Company’s health care costs and its ability to predict and control such costs. Future acts of terrorism and bio-terrorism could adversely affect the Company through, among other things: (i) increased utilization of health care services including, without limitation, hospital and physician services, ancillary testing and procedures, vaccinations, such as the smallpox vaccine and potential associated side effects, prescriptions for drugs, mental health services and other services; (ii) loss of membership as the result of lay-offs or other in force reductions of employment; (iii) adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; (iv) disruption of the Company’s business or operations; or (v) disruption of the financial and insurance markets in general.

The effect of higher administrative costs

There can be no assurance that the Company will be able to maintain administrative costs at current levels. The increased administrative costs of new or proposed laws or regulations, such as PBOR legislation, HIPAA or MDA could adversely affect the Company’s ability to maintain its current levels of administrative expenses.

Changes in laws and regulations

The health care financing industry in general, and HMOs and health insurance companies in particular, are subject to substantial federal and state government laws and regulations, including, but not limited to, laws and regulations relating to cash reserves, minimum net worth, minimum medical loss ratio, licensing, policy language, benefits and exclusions, external review, payment practices, mandatory products and benefits, provider compensation arrangements, approval requirements for policy forms and provider contracts, disclosures to members and providers, security and confidentiality of health care information, premium and reimbursement rates and periodic examinations by state and federal agencies. State laws and regulations require the Company’s HMO and insurance subsidiaries to maintain restricted cash or available cash reserves and restrict their ability to make dividend payments, loans or other payments to the Company.

State and federal government authorities are continually considering changes to laws and regulations applicable to the Company or to the interpretation of such laws or regulations. Any such changes could have a material adverse effect upon the Company and its results of operations. Such state and federal government authorities are currently considering or have, in some cases, adopted regulations relating to, among other things, mandatory benefits such as infertility treatment and products, early intervention services, policy language, benefits and exclusions, ability to pay dividends, parity of access to certain medical benefits such as mental health and chiropractic services, defining medical necessity, provider compensation, health plan liability to members who fail to receive appropriate care, limits on premium rates and rate approval, claims payment practices and prompt pay rules, disclosure and composition of physician networks, and allowing physicians to collectively negotiate contract terms with carriers, including fees. These proposals could apply to the Company and could have a material adverse effect upon the Company and its results of operations. State regulators also may change their interpretation of existing laws and regulations relating to the issues described above, or other issues, and such changes could have a material impact on the Company. Congress is also considering proposals relating to health care reform, including PBOR legislation. These proposals seek to hold health plans liable for claims regarding health care delivery and accusations of improper denial of care, among other items. In addition, on June 19, 2003, the United States House of Representatives passed legislation permitting small businesses to pool together as Association Health Plans (“AHPs”) to purchase or self-fund health care coverage. The legislation provides AHPs with significant regulatory and rating advantages which would prevail over state and federal law applicable to most insurers and HMOs, including the Company. The United States Senate has not taken any action on the legislation. In 2001, the State of New Jersey passed a health plan liability law similar to certain portions of the PBOR legislation being considered by Congress. Under the New Jersey law generally, after exhausting an appeal through an independent review board, a person covered under a health plan is permitted to sue the carrier for economic and non-economic losses, including pain and suffering, that occur as the result of the carrier’s negligence with respect to the denial of, or delay in, approving or providing medically necessary covered services. The New Jersey legislation and the Federal PBOR legislation, if enacted, could expose the Company to significant litigation risk. Such litigation could be costly to the Company and could have a significant effect on the Company’s results of operations. Although the Company could attempt to mitigate or cover the effects of such costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover the costs stemming from such PBOR legislation or the other costs incurred in connection with complying with such PBOR legislation.

The Company is also affected by certain state regulated risk allocation pools and state health care public policy initiatives. The risk allocation pools are designed primarily to spread claims risk. New York, New Jersey and Connecticut also impose assessments that are used to fund the state health and insurance departments and other state initiatives. Examples of these programs include, but are not limited to:

•	the New York Market Stabilization Pools requires insurers participating in the small group and individual insurance market in New York to contribute certain amounts to, or receive certain amounts from, the New York Stabilization Pools based upon certain paid claims criteria and other criteria outlined in the applicable regulations;

•	the New York Stop Loss Pools provide insurers and HMOs participating in certain mandated health insurance programs in New York with a limited amount of stop loss insurance for claims paid under these programs;

•	the Connecticut Small Employer Reinsurance Pool allows Connecticut health plans to purchase low deductible stop-loss coverage from the Reinsurance Pool for individuals and/or groups ceded by the plans to the Reinsurance Pool. Plans have also been assessed based on market share to cover Reinsurance Pool losses in years past. The Health Reinsurance Association provides for assessments of health plans to cover pool losses related to individual conversions from group coverage and plans;

•	The New Jersey Individual Health Coverage program assesses participating carriers in the individual market based on their market share of enrollment to cover certain program losses defined in the applicable regulations.

The state health care public policy initiatives are designed to require health care payors to contribute to funds that support public policy health care initiatives in general, including defraying the costs of other health care providers, such as hospitals. Examples of these types of programs include the health care financing policies established in New York under HCRA, including the requirement that payors pay an assessment toward hospital GME and BDCC. HCRA and the GME and BDCC assessments were re-authorized effective July 1, 2003 through June 30, 2005.

The state of the economy has negatively affected state budgets, including tax collections, which has resulted in states attempting to defray various programs’ costs through increased taxes, new taxes, increased assessments and new assessments on employers, including the Company, as well as on insurers, HMOs and other health care payors for the specific programs in which the Company participates such as the New York GME and BDCC programs, the New York Market Stabilization Pools and other programs or on the services of health care providers. In New York, the State Legislature passed into law the New York State 2003-2004 budget that includes, among other things, a 75% increase in the premium tax on health insurers (partially offset by the elimination of the franchise tax on health insurers), a 10% increase in the BDCC assessment, an increase in excess of 5% in the GME assessment, and an approximately 19% increase in the assessment for the Department of Insurance and Department of Health budgets (to which the Company is required to contribute). Although the Company could attempt to mitigate or cover the effects of such increased costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover all of such costs resulting from the provisions of the New York State budget. Changes in the implementation, administration and regulation of these programs could adversely affect the Company’s medical costs and results of operations. All of these programs, and the Company’s liabilities under or potential recoveries from them, are continually subject to change.

Under the new HIPAA privacy rules, the Company is required to (a) comply with a variety of requirements concerning its use and disclosure of individuals’ protected health information, (b) establish rigorous internal procedures to protect health information and (c) enter into business associate contracts with those companies to whom protected health information is disclosed. Violations of these rules will be subject to significant penalties. The final rules do not provide for complete federal preemption of state laws, but rather preempt all contrary state laws unless the state law is more stringent. HIPAA exposes the Company to additional liability for, among other things, violations by its business associates. HIPAA’s requirements with regard to privacy and confidentiality became effective in April 2003. Also as part of HIPAA, the U.S. Department of Health and Human Services issued rules standardizing electronic transactions between health plans, providers and clearinghouses which became effective in October 2003. The Company believes that it has met all applicable HIPAA deadlines. The Company currently estimates that it will incur additional HIPAA compliance costs in 2004 and beyond. However, the Company cannot predict the ultimate impact HIPAA will have on its business and results of operations in future periods.

The Company is also subject to federal and state laws, rules and regulations generally applicable to public corporations, including, but not limited to, those administered by the Securities and Exchange Commission, the Internal Revenue Service and state corporate and taxation departments. The Company is also subject to the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The federal government, certain states and the NYSE and other self-regulatory organizations have recently passed or proposed new laws, rules or regulations generally applicable to corporations, including the Sarbanes-Oxley Act of 2002, that affect or could affect the Company. These changes could increase the Company’s costs of doing business or could expose the Company to additional potential liability.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Any changes to GAAP could affect the Company’s results of operations.

Regulatory audits and reviews

The Company is continually subject to review and audit by various state and federal authorities, including but not limited to, the New York State Insurance Department, the New York Department of Health, the Attorney General offices of New York and Connecticut, the New Jersey Department of Banking and Insurance, the New Jersey Department of Health and Senior Services, the Connecticut Insurance Department, the California Department of Insurance, CMS, the United States Department of Labor and other departments of labor in states where the Company has employees. From time to time, the Company has issues pending with, or has operating issues under review with and is the subject of periodic audits by, such regulatory agencies. While the Company believes its relations with such regulatory agencies are good, the outcome of any examinations, inquiries and reviews by such regulatory agencies cannot be predicted.

National Committee on Quality Assurance (“NCQA”) accreditation

In March 2002, NCQA, an independent, non-profit organization dedicated to improving managed care quality and service, completed its periodic review of the Company’s operations. NCQA rates companies according to the following scale: excellent, commendable, accredited, provisional and denied. In June 2002, NCQA upgraded the Company’s status to “Excellent” for Oxford’s New York HMO and Medicare operations, its New Jersey HMO operations and its Connecticut HMO and Medicare operations. Oxford’s New Jersey Medicare operations achieved a “Commendable” rating. There can be no assurance that the Company will maintain its NCQA accreditation, and the loss of this accreditation could adversely affect the Company.

Doing business on the Internet

Federal and state laws and regulations directly applicable to communications or commerce over the Internet, such as HIPAA, are becoming more prevalent. For example, CMS has prohibited the transmission of Medicare eligibility information over the Internet unless certain encryption and other standards are met. New laws and regulations could adversely affect, or increase costs related to, the business of the Company on the Internet. The Company relies on certain external vendors to provide content and services with respect to maintaining its website at www.oxfordhealth.com. Any failure of such vendors to abide by the terms of their agreement with the Company or to comply with applicable laws and regulations could expose the Company to liability and could adversely affect the Company’s ability to provide services and content on the Internet.

Matters affecting Medicare business

Premiums for Oxford’s Medicare plans are determined through formulas established by CMS for Oxford’s Medicare contracts. Generally, since the Balanced Budget Act of 1997 went into effect, annual health care premium increases for Medicare members have not kept up with the increases in health care cost. Federal law provides for annual adjustments in Medicare reimbursement by CMS that could reduce the reimbursement received by the Company. Premium rate increases in a particular region that are lower than the rate of increase in health care services expense for Oxford’s Medicare members in such region, could adversely affect Oxford’s results of operations. However, MDA will increase reimbursement rates to managed care plans offering Medicare Advantage plans. The Company is currently considering the potential effects MDA will have on its Medicare business. MDA will allow Oxford to provide its current and future Medicare members richer benefits. The Company is also considering re-entering counties in the Tri-State Area where it had previously discontinued offering Medicare plans. The Company cannot precisely estimate the effect of MDA or other future Medicare regulations on its business or results of operations in future periods.

Contracts with providers and provider organizations and other vendors entered into by Oxford with respect to Medicare membership could pose operational and financial challenges for the Company and could be adversely affected by regulatory actions or by the failure of the Company or the vendor to comply with the terms of such agreement, and failure under any such agreement could have a material adverse effect on the Company’s cost of providing benefits to Medicare members, Medicare membership, the Company’s Medicare results of operations and, ultimately, the Company’s ability to provide Medicare plans. Oxford’s Medicare plans are subject to certain additional risks compared to commercial plans, such as substantially higher comparative medical costs and higher levels of utilization.

Service and management information systems

The Company’s claims and service systems depend upon the smooth functioning of its computer systems. These systems remain subject to unexpected interruptions resulting from occurrences such as hardware failures or the impact of ongoing program modifications. There can be no assurance that such interruptions will not occur in the future, and any such interruptions could adversely affect the Company’s business and results of operations. Moreover, operating and other issues can lead to data problems that affect the performance of important functions, including, but not limited to, claims payment and group and individual billing. There can also be no assurance that the Company’s process of improving existing systems, developing new systems to support the Company’s operations and improving service levels will not be delayed or that additional systems issues will not arise in the future.

Health care provider networks/risk-sharing arrangements

The Company is subject to the risk of disruption in its health care provider networks. Network physicians, hospitals and other health care providers could terminate their contracts with the Company. Most of the Company’s contracts with physicians can be terminated on 90 days notice. The Company’s contracts with hospitals that serve a significant portion of its business are generally for multiple year periods, but some hospital contracts can be terminated on 90 days notice. The Company is routinely engaged in negotiations with health care providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such negotiations, hospitals, hospital systems, physicians and other providers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. Providers have also threatened to terminate contracts when financial disputes arise. These disputes could adversely affect the Company or could expose the Company to regulatory or other liabilities. Such events could have a material adverse effect on the Company’s ability to influence its medical costs. Cost-containment and risk-sharing and risk-transfer arrangements entered into by the Company could be adversely affected by difficulties encountered in the implementation or administration of such arrangements, regulatory actions, contractual disputes, or the failure of the providers to comply with the terms of such agreements. Furthermore, the effect of mergers and consolidations of health care providers or potential unionization of, or concerted action by, physicians, hospitals or other providers in the Company’s service areas, could enhance the providers’ bargaining power with respect to higher reimbursement levels and changes to the Company’s utilization review and administrative procedures.

Pending litigation and other proceedings against Oxford

The Company is involved in certain legal proceedings, including, among others, those related to (i) a Connecticut action, brought by the Connecticut State Medical Society, alleging breach of the Connecticut Unfair Trade Practices Act, which case was dismissed and is now on appeal, (ii) a New York action, brought by the Medical Society of the State of New York on behalf of its members and itself, alleging breach of contract and violations of the New York General Business Practices Law, Public Health Law and Prompt Payment Law, which case was dismissed and is now on appeal, (iii) a related, purported class action by New York physicians asserting similar claims, which case has been stayed pending arbitration and is also on appeal, (iv) a New Jersey action, brought by the Medical Society of New Jersey on behalf of its members and itself, alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts, which case has been dismissed and is now on appeal, (v) an attempt to bring class action arbitration by a purported class of New Jersey physicians alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts, (vi) a purported federal class action grounded in ERISA claims brought on behalf of Oxford members who have coverage for chiropractic care, and (vii) claims for rescission or termination of an insurance agreement guaranteeing savings pursuant to a third-party management agreement for orthopedic services. The Company is also involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages. The Company is also the subject of examinations, investigations and inquiries by Federal and state governmental agencies. The results of these lawsuits, examinations, investigations and inquiries could adversely affect the Company’s results of operations, financial condition, membership growth and ability to retain members through the imposition of sanctions, required changes in operations and potential limitations on enrollment. In addition, evidence obtained in governmental proceedings could be used adversely against the Company in civil proceedings. The Company cannot predict the outcomes of these lawsuits, examinations, investigations and inquiries.

Negative HMO publicity and potential for additional litigation

The managed care industry, in general, has received significant negative publicity and does not have a positive public perception. This publicity and perception have led to increased legislation, regulation and review of industry practices. Certain litigation, including purported class actions on behalf of plan members and providers commenced against certain large, national health plans, and against the Company, has resulted in additional negative publicity for the managed care industry and creates the potential for similar additional litigation against the Company. These factors may adversely affect the Company’s ability to market its products and services, may require changes to its products and services and may increase the regulatory burdens under which the Company operates, further increasing the costs of doing business and adversely affecting the Company’s results of operations.

Concentration of business/competition

The Company’s commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 72% of its commercial premium revenues received from New York business. In addition, the Company’s Medicare revenue represented approximately 12% of premiums earned during 2003. As a result, changes in regulatory, market, or health care provider conditions in any of these states, particularly New York, and changes in the environment for the Company’s Medicare business, could have a material adverse effect on the Company’s business, financial condition and results of operations.

HMOs and health insurance companies operate in a highly competitive environment. The Company has numerous competitors, including for-profit and not-for-profit HMOs, PPOs, administrative service providers and indemnity insurance carriers, some of which have substantially larger enrollments than the Company. The Company competes with independent HMOs, which have significant enrollment in the New York metropolitan area. The Company also competes with HMOs and managed care plans sponsored by large health insurance companies. These competitors have large enrollment in the Company’s service areas and, in some cases, greater financial resources than the Company. Additional competitors, including emerging competitors in e-commerce insurance or benefit programs and consumer-directed health plans, are entering and may continue to enter the Company’s markets in the future. The Company believes that the network of providers under contract with Oxford is an important competitive factor. However, the cost of providing benefits is, in many instances, the controlling factor in obtaining and retaining employer groups, and certain of Oxford’s competitors have set premium rates at levels below Oxford’s rates for comparable products. Oxford anticipates that premium pricing will continue to be highly competitive.

Item 2. Properties

Summarized in the table below are the Company’s major lease commitments for currently occupied office space, excluding formerly occupied office space in various cities which have been either subleased to new tenants or charged to the Company’s restructuring reserve.

Location	Type of Space	Earliest Termination Date	Occupied Square Feet
Trumbull, CT	Administrative	May 2006	238,000
Hooksett, NH	Administrative	November 2007	121,000
Trumbull, CT	Administrative	December 2011	115,000
Nashua, NH	Administrative	June 2008	70,000
White Plains, NY	Administrative	May 2013	64,000
Hidden River, FL	Administrative	December 2009	63,000
Trumbull, CT	Administrative	June 2012	29,000
New York, NY	Sales/Admin	July 2005	27,000
Woodbridge, NJ	Sales/Admin	November 2007	22,000
Melville, NY	Sales/Admin	June 2011	18,000
New York, NY	Sales/Admin	September 2007	13,000
Hartford, CT	Sales/Admin	July 2009	10,000
Mt. Laurel, NJ	Sales/Admin	March 2005	3,500
Queens, NY	Sales/Admin	January 2005	3,000

Item 3. Legal Proceedings

Securities Class Action Litigation

Following the October 27, 1997 decline in the price per share of the Company’s common stock, more than fifty purported securities class action lawsuits and a related stockholder lawsuit commenced by the State Board of Administration of Florida were filed against the Company, certain of its officers and directors, and the Company’s former independent auditor, KPMG LLP, in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. These lawsuits were consolidated before the Honorable Charles L. Brieant, in the United States District Court for the Southern District of New York (the “Securities Class Action Litigation”).

In the fourth quarter of 1999, the Company purchased insurance policies providing additional coverage of, among other things, certain judgments and settlements, if any, incurred by the Company and individual defendants in certain pending lawsuits and investigations, including, among others, the securities class actions pending against the Company and certain of its former officers and directors and the pending stockholder derivative actions (the “Excess Insurance”).

On March 3, 2003, the Company agreed with the plaintiffs to settle the Securities Class Action Litigation for $225 million (the “Settlement”). In connection with the Settlement, the Company incurred an additional pretax charge of $45 million, net of insurance recoverable, in the first quarter of 2003, which charge, along with prior charges, fully covers all of the Company’s expenses relating to the Settlement and related legal fees and expenses. The Court granted final approval to the Settlement on June 11, 2003. The excess insurance carriers responsible for the first $25 million under the Company’s $200 million Excess Insurance policies contributed $25 million to the Settlement, but the other carriers under the policies refused to contribute to the Settlement. Accordingly, the Company paid $200 million of the Settlement and paid the Excess Insurance carriers an additional premium of $8 million. Also, in connection with the Settlement, (i) plaintiffs settled the class’ claims against KPMG LLP for $75 million and (ii) a derivative shareholder action against KPMG LLP in the name of the Company pending in state court was dismissed with prejudice.

Subject to the terms of the Excess Insurance policies, the Excess Insurers agreed to pay 90% of the amount, if any, by which covered costs exceed a retention amount (the “Retention”), provided that the aggregate amount of insurance under these policies is limited to $200 million. Under the insurance carriers’ interpretation of the Excess Insurance policies, the Company was required to pay a $161.3 million retention and the additional $8 million premium, and, if the Excess Insurance carriers had fully participated in the Settlement, the Company would have to pay approximately $6.4 million in co-insurance. Under the Company’s interpretation of the Excess Insurance policies, the Company was required to pay a $151.3 million retention, the additional $8 million premium and approximately $7.4 million in co-insurance if the insurance carriers had fully participated in the Settlement. Accordingly, under the insurance carriers’ interpretation, the Company’s payment of the Settlement without the full benefit of the Excess Insurance coverage resulted in the Company paying an additional approximately $32.3 million, and, under the Company’s interpretation, approximately $41.3 million. On April 25, 2003, the Company filed suit in Delaware state court against the Excess Insurance carriers that refused to contribute to the settlement to recover at least $41.3 million under the terms of the Excess Insurance policies. During the third quarter of 2003, the Company agreed with certain of the excess insurance carriers to settle approximately $17.9 million of its claims for a total of approximately $14.3 million which was reflected in income for the third quarter ended September 30, 2003. The Company has a remaining claim of approximately $23.4 million against one excess insurance carrier. The Company intends to vigorously pursue recovery of this outstanding amount. The Company has not recorded any additional recoveries at December 31, 2003 related to a potential favorable outcome of this litigation.

New York State Attorney General

As previously reported, on November 6, 1997, the New York State Attorney General served a subpoena duces tecum on the Company requiring the production of various documents, records and materials “in regard to matters relating to the practices of the Company and others in the offering, issuance, sale, promotion, negotiation, advertisement, distribution or purchase of securities in or from the State of New York.” Since then, the Company has produced documents in response to the subpoena. In addition, some of the Company’s present and former directors and officers have provided testimony to the Attorney General’s staff. The Company has cooperated fully with the Attorney General.

ERISA and Provider Class Actions

On September 7, 2000, the Connecticut Attorney General filed suit against four Health Maintenance Organizations (“HMOs”), including the Company, in the federal district court in Connecticut, on behalf of a putative class consisting of all Connecticut members of the defendant HMOs who were enrolled in plans governed by the Employee Retirement Income Security Act (“ERISA”). The suit alleged that the named HMOs breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) failing to timely pay claims; (ii) the use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iii) the inappropriate use of drug formularies; (iv) failing to respond to member communications and complaints; and (v) failing to disclose essential coverage and appeal information. The suit sought preliminary and permanent injunctions enjoining the defendants from pursuing the complained of acts and practices. Also, on September 7, 2000, a group of plaintiffs’ law firms commenced an action in federal district court in Connecticut against the Company and four other HMOs on behalf of a putative national class consisting of all members of the defendant HMOs who are or have been enrolled in plans governed by ERISA within the past six years. The substantive allegations of this complaint, which also claimed violations of ERISA, were nearly identical to those filed by the Connecticut Attorney General. The complaint demanded the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief. Although this complaint was dismissed without prejudice as to the Oxford defendants, another identical complaint against the Company was filed on December 28, 2000 in the federal district court in Connecticut under the caption Patel v. Oxford Health Plans of Connecticut, Inc. (the “Patel action”). On November 30, 2000, the Judicial Panel on Multidistrict Litigation (“JPML”) issued a Conditional Transfer Order, directing that the Connecticut Attorney General action be transferred to the Southern District of Florida for consolidated pretrial proceedings along with various other ERISA and Racketeering Influenced and Corrupt Organizations (“RICO”) cases pending against other HMOs, which order was confirmed on April 17, 2001. On November 13, 2001, the JPML issued a Conditional Transfer Order, directing that the Patel action also be transferred to the consolidated proceedings in Florida, which order was confirmed on February 20, 2002. By Order dated September 26, 2002, Judge Moreno of the Southern District of Florida, denied the motion for class certification made by plaintiffs in the member proceeding (the “Subscriber Track”). The Company reached agreement to settle the Patel action by paying the individual plaintiffs a total of $12,500, which case has now been dismissed. By Orders dated September 18, 2003, Judge Moreno granted the motion of Oxford and other defendants to dismiss the Connecticut Attorney General action and ruled that the Subscriber Track in this MDL was closed in light of the dismissal of all cases in that track. The Connecticut Attorney General has appealed the dismissal of this action.

On February 14, 2001, the Connecticut State Medical Society (“CSMS”) filed a lawsuit against the Company’s Connecticut HMO subsidiary in Connecticut state court on behalf of both itself and its members who had Oxford contracts. The suit asserted claims for breach of contract, breach of the implied duty of good faith and fair dealing, violation of the Connecticut Unfair Trade Practices Act (“CUTPA”) and negligent misrepresentation based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The Court ruled on December 13, 2001 that CSMS lacked standing to assert any claims on behalf of its member physicians, and on October 25, 2002 granted the Company’s motion to strike the complaint for failure to state a claim under CUTPA. On November 12, 2002, CSMS filed a notice of appeal with respect to the Court’s October 25th decision. The appeal, which will be heard by the Connecticut Supreme Court, is now fully briefed.

On August 15, 2001, the Medical Society of the State of New York (“MSSNY”), and three individual physicians, filed two separate but nearly identical lawsuits against the Company and the Company’s New York HMO subsidiary in New York state court, on behalf of all members of the MSSNY who provided health care services pursuant to contracts with the Company during the period August 1995 through the present. The suit filed by the individual physicians was styled as a class action complaint. Both suits asserted claims for breach of contract and violations of New York General Business Law, Public Health Law and Prompt Payment Law, based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The complaint filed by the MSSNY seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney’s fees and costs. By Order dated January 23, 2003, the Court granted the Company’s motion to stay the purported class action case and compel arbitration. The Court further dismissed the claims under the Prompt Pay Law and the Public Health Law. By order dated January 24, 2003, the Court granted the Company’s motion to dismiss the MSSNY complaint in its entirety. On February 28, 2003, MSSNY and the individual physicians filed notices of appeal regarding the January 23, 2003 and January 24, 2003 orders.

On April 12, 2002, Dr. John Sutter, a New Jersey physician, filed a purported class action complaint against the Company in New Jersey state court, on behalf of all New Jersey providers who provide or have provided health care services to members of Oxford’s health plans. The suit asserts claims for breach of contract, breach of the implied duty of good faith and fair dealing, and violations of the New Jersey Prompt Pay Act and Consumer Fraud Act, and seeks compensatory damages, treble damages on the Consumer Fraud Act claim, punitive damages, reformation of the provider contracts, and attorney’s fees and costs. On October 25, 2002, the Court dismissed the complaint and granted the Company’s motion to compel arbitration. On or about December 11, 2002, Dr. Sutter filed the same purported class action complaint with the American Arbitration Association. The parties are now engaged in discovery to determine whether the arbitration may proceed as a class.

On or about May 8, 2002, the Medical Society of New Jersey (“MSNJ”) filed separate lawsuits against the Company and four other HMOs in New Jersey chancery court, on behalf of itself and its members who have contracted with Oxford and the other defendants. The suit against the Company asserted several claims, including violations of the New Jersey Prompt Pay Act and Consumer Fraud Act and tortious interference with prospective economic relations, based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iv) failure to provide adequate staffing to handle physician inquiries; and (v) practice of forcing physicians into unfair contracts that infringe on relationships with patients. The complaint sought a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney’s fees and costs. By order dated September 22, 2003, the Court granted Oxford’s motion to dismiss the complaint in its entirety for lack of standing and for failure to state an actionable claim. The MSNJ has appealed the dismissal of this action.

On or about September 22, 2003, the Company and Triad Healthcare, Inc. (“Triad”) were sued in federal court in the Southern District of New York in a purported class action on behalf of all Oxford members who are or were Oxford policy holders with coverage for chiropractic care. The suit alleges that Oxford and Triad, which Oxford has engaged to assist in managing chiropractic services, have breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) the use of inappropriate and cost-based criteria as the basis for denials; (ii) providing financial incentives to Triad to deny care; (iii) failing to disclose such financial incentives and misrepresenting that chiropractic coverage would be based on medical necessity; and (iv) intentionally delaying the payment of claims. The complaint demands the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief and attorney’s fees. On January 14, 2004, the Company filed its motion to dismiss the complaint in its entirety for failure to state a claim under ERISA.

Although the outcome of these ERISA actions and the provider actions cannot be predicted at this time, the Company believes that the claims asserted are without merit and intends to defend the actions vigorously.

Insurance and Health Departments

The Company is subject to regulation by various state and federal regulatory agencies, including, among others, NYSID, the New York Department of Health (“NYDOH”), the New Jersey Department of Banking and Insurance (“NJDOBI”), the New Jersey Department of Health and Senior Services (“NJDHSS”), the Connecticut Insurance Department (“CTDOI”), the California Department of Insurance, CMS and the United States Department of Labor. All of the state and federal agencies that directly regulate operation of the Company’s health plans are referred to in this section as the “Insurance Regulatory Agencies”.

From time to time, the Company has issues pending with or has operating issues under review with and is the subject of periodic audits by the Insurance Regulatory Agencies. The Company works with these Insurance Regulatory Agencies to resolve all of these issues as they arise and considers its relationship with such Insurance Regulatory Agencies to be good. Examples of such recent regulatory issues, examinations and audits in 2003 include, but are not limited to the following matters: an annual on-site survey by the NYDOH, a financial examination by the CTDOI, a financial examination by the NYSID and a financial examination and a market conduct examination by the NJDOBI. The Company, from time to time, is also subject to inquiries from, and reviews by the Attorney General offices of New York and Connecticut. The outcome of any such examinations, inquiries and reviews cannot be predicted at this time.

Other Matters

On March 30, 2001, the Company and Express Scripts, Inc. (“ESI”) executed a Settlement Agreement and an Amendment to a 1998 Prescription Drug Program Agreement (the “Amended ESI Agreement”), which agreements resolved the Company’s claims against ESI and ESI’s subsidiary, Diversified Pharmaceutical Services, Inc., under the risk arrangement portions of the original 1998 Prescription Drug Program Agreement with ESI in exchange for a payment to the Company of $37 million. The Amended ESI Agreement further provided that, among other things, (i) ESI would continue to administer the Company’s prescription drug benefits until December 31, 2005 and (ii) in the event that the Company terminated the agreement without cause prior to this date, ESI would be entitled to certain annual payments through 2005 (the “Termination Payments”), which Termination Payments would constitute ESI’s sole remedy for such early termination. In September 2001, the Company formally notified ESI that it would terminate its agreement with ESI on December 31, 2001 and recorded an estimated liability for the Termination Payments plus estimated defense costs. ESI subsequently notified the Company that it believes the Company’s termination constitutes a material breach of the Amended ESI Agreement and, on March 6, 2002, commenced an arbitration proceeding to enforce its rights and seek remedies. On January 26, 2004, the Company and ESI settled the arbitration. Pursuant to the settlement, the Company agreed to pay the remaining Termination Payment amount of $5 million along with an additional $500,000. The Company had previously established liabilities for the Termination Payment and anticipated legal costs.

The Company has been notified by two insurers that guaranteed certain savings targets pursuant to a third-party agreement for utilization management, claims payment and other services related to orthopedic services, that the insurers will seek to rescind or terminate the insurance agreements. The Company’s claims under these insurance agreements total $30 million for 2003, with a possible claim of an additional $30 million for 2004. One of the insurers has commenced an arbitration seeking to rescind or terminate the insurance agreements claiming various misrepresentations and material breaches of the agreements by the Company. The Company believes the insurers’ claims are without merit and will vigorously seek to enforce its rights. The Company has established a receivable of $3.5 million as of December 31, 2003, included in other receivables, representing the premium for coverage to date under the policies.

On May 23, 2003, the Company submitted to the United States Patent and Trademark Office, a Notice of Opposition to an application by Oxford Life Insurance Company (“OLIC”), headquartered in Phoenix, Arizona, for registration of a federal service mark “www.Oxfordlife.com”. OLIC also is seeking registration of the mark “Oxford Life Insurance Company”. The Company currently has numerous marks, including federal trademark and service mark registrations, that include the terms “Oxford” and “Oxford Health Plans”. On July 28, 2003, OLIC filed an answer to the Company’s Notice of Opposition and filed a counterclaim for cancellation of all marks registered by the Company that include the word “Oxford”. Also, on July 28, 2003, OLIC filed suit in the Federal District Court for the District of Arizona seeking to cancel the Company’s federal trademark and service mark registrations that include the word “Oxford”, seeking preliminary and permanent injunctions against the Company from continuing to use trademarks and service marks that include the word “Oxford” and seeking damages against the Company. On January 14, 2004, the Company and OLIC entered into a settlement agreement to resolve this dispute. Pursuant to the settlement agreement, OLIC has the right to use and register the marks “Oxford Life Insurance Company” and “www.Oxfordlife.com” in connection with life insurance, disability insurance, long term care insurance, administration of employee benefit plans, annuity products, financial planning and certain related products, and the Company has the right to register or maintain the registration of, and use the marks “Oxford” and any variant thereof including but not limited to “Oxford Health Plans” for pre-paid health care plans, health care insurance, HMO services, managed care plans, administration and promotion of ancillary and specialty health benefit products and services in the field of health insurance, health maintenance organizations and self-funded benefit plans, insurance agency and brokerage services, health care benefit administration services and benefits administration, generally excluding those services authorized to be federally registered by OLIC. The settlement will permit the Company to maintain all of its trademark and service mark registrations and to register any new “Oxford” trademarks and service marks in the fields described above.

The Company has a five-year pharmacy benefit management agreement (the “PBM Agreement”) with Medco, effective January 1, 2002, pursuant to which Medco provides pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company’s members. The Company also has an alliance agreement with Medco (the “Alliance Agreement”) under which the Company has furnished and will continue to furnish de-identified claim information to the vendor as well as strategic consultative and other services to Medco over the term of the agreement. On December 9, 2003, the United States Attorney for the Eastern District of Pennsylvania (“U.S. Attorney”) filed an amended complaint in an action pending in the United States District Court for the Eastern District of Pennsylvania against Medco, alleging that Medco sought to influence the awarding of the PBM Agreement by the Company through the payment of approximately $87 million pursuant to the Alliance Agreement. No action has been filed or is pending against the Company. The Company denies the allegations in the amended compliant against Medco. The U.S. Attorney is conducting an investigation into this matter and the Company is cooperating with the investigation. The Company cannot predict whether the outcome of the complaint against Medco or the U.S. Attorney’s investigation will have an adverse effect on the Company. The Company has also responded to a request for information from the New York State Insurance Department regarding the Alliance Agreement.

The Company is also subject to examinations and investigations by various state and federal agencies from time to time with respect to its business and operations. The outcome of any such examinations and investigations, if commenced, cannot be predicted at this time.

The Company is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by insurance. Some of these actions involve claims by the Company’s members in connection with benefit coverage determinations and alleged acts by network providers. The Company is also routinely engaged in disputes and negotiations with health care providers and other parties, including various hospitals, hospital systems and insurers, involving payment arrangements, contract terms and other matters. During such disputes and negotiations, hospitals, hospital systems and other providers and reinsurers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. The result of these legal actions, disputes and negotiations could adversely affect the Company through termination of existing contracts, involvement in litigation or arbitration, adverse judgments or other results, or could expose the Company to other liabilities. The Company believes any ultimate liability associated with these legal actions, disputes and negotiations would not have a material adverse effect on the Company’s consolidated financial position.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the quarter ended December 31, 2003.

PART II

Item 5. Market for Registrant’s Common Equity and Related Stockholder Matters

The Company’s common stock is traded on the New York Stock Exchange under the symbol “OHP”. The following table sets forth the range of high and low sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange in 2003 and 2002.

	2003		2002
	High	Low	High	Low
First Quarter	$39.25	$26.32	$42.75	$28.64
Second Quarter	44.60	27.34	51.94	40.46
Third Quarter	46.67	35.38	46.70	34.81
Fourth Quarter	46.60	39.67	44.82	32.86

As of January 30, 2004, there were 841 shareholders of record of the Company’s common stock.

The Company has not paid any cash dividends on its common stock since its formation through December 31, 2003. On October 28, 2003, the Company’s Board of Directors declared an initial quarterly cash dividend of $0.10 per share payable to shareholders of record on January 12, 2004. The Company paid the quarterly dividend of approximately $8.1 million on January 27, 2004. On January 30, 2004, the Company’s Board of Directors declared a quarterly cash dividend of $0.10 per share payable April 27, 2004 to shareholders of record on April 12, 2004. The Company’s ability to declare and pay dividends to its shareholders may be dependent on its ability to obtain cash distributions from its operating subsidiaries. The Company’s ability to pay dividends is limited by insurance and health regulations applicable to its subsidiaries’ ability to make dividend payments or other transfers to the parent company. See “Business — Government Regulation”.

The Company’s Board of Directors has approved a share repurchase program for up to $1 billion of the Company’s outstanding common stock through December 2004. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2003, the Company had repurchased approximately 23.8 million of its common shares under this program at an aggregate cost of approximately $757.2 million. At December 31, 2003, the Company had remaining repurchase authority of approximately $242.8 million.

Item 6. Selected Consolidated Financial Data

Revenues and Earnings, Financial Position and per common share information set forth below for each year in the five-year period ended December 31, 2003, has been derived from the consolidated financial statements of the Company. The information below is qualified by reference to and should be read in conjunction with the audited consolidated financial statements and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein.

	2003	2002	2001	2000	1999
	(In thousands, except per share amounts and operating statistics)
Revenues and Earnings:
Operating revenues	$5,351,611	$4,868,708	$4,326,182	$4,038,787	$4,115,134
Investment and other income, net	100,833	94,686	95,046	73,015	82,632
Net earnings before extraordinary item	351,853	221,965	322,421	285,419	319,940
Net earnings	351,853	221,965	322,421	265,094	319,940
Net earnings for common shares(1)	351,853	221,965	322,421	191,303	274,440
Financial Position:
Working capital	$991,187	$465,279	$468,924	$298,175	$442,693
Total assets	2,160,201	1,753,516	1,576,725	1,444,610	1,686,888
Long-term debt, less current maturities	394,000	96,250	126,876	28,000	350,000
Redeemable preferred stock	—	—	—	—	344,316
Common shareholders’ equity	727,264	496,917	462,920	459,222	98,755
Net earnings per common share before extraordinary item:
Basic	$4.26	$2.55	$3.35	$2.50	$3.38
Diluted	$4.15	$2.45	$3.21	$2.24	$3.26
Net earnings per common share:
Basic	$4.26	$2.55	$3.35	$2.26	$3.38
Diluted	$4.15	$2.45	$3.21	$2.02	$3.26
Dividends per common share	$0.10	$—	$—	$—	$—
Weighted-average number of common shares outstanding:
Basic	82,546	87,145	96,269	84,728	81,273
Diluted	84,754	90,744	100,543	94,573	84,231
Operating Statistics:
Enrollment	1,539,200	1,601,500	1,510,100	1,491,400	1,593,700
Fully insured member months	18,307,400	18,298,800	17,402,400	17,345,500	19,326,700
Self-funded member months	481,100	689,300	704,500	708,400	625,600
Medical loss ratio(2)	79.5%	79.3%	78.9%	77.5%	82.1%
Administrative loss ratio(3)	10.7%	11.8%	11.3%	11.8%	14.6%

(1)	Net earnings for common shares in 2000 includes $41.1 million of costs associated with the redemption of preferred stock.
(2)	Defined as health care services expense as a percentage of premiums earned.
(3)	Defined as marketing, general and administrative expense as a percentage of operating revenues. Excludes litigation charge for settlement, net, of $30.7 million and $151.3 million in 2003 and 2002, respectively.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company’s revenues consist primarily of commercial premiums derived from its HMO, EPO, POS, PPO and indemnity plans. Revenues also include reimbursements under government contracts relating to its Medicare+Choice (“Medicare”) plans, third-party administration fee revenue for self-funded plans (which is stated net of direct expenses such as third-party reinsurance premiums) and investment and other income. Since the Company provides coverage under its insured and managed care products on a prepaid basis, with premium levels fixed for one-year periods, unexpected cost increases during the annual contract period cannot be passed on to employer groups or members.

Health care services expense primarily comprises payments to physicians, hospitals and other health care providers under fully insured health care business and includes an estimated amount for incurred but not reported or paid claims (“IBNR”). The Company estimates IBNR based on a number of factors, including prior claims experience. The ultimate payment of unpaid claims attributable to any period may be more or less than the amount of IBNR recorded. See “Liquidity and Capital Resources”.

The Company’s results of operations are dependent, in part, on its ability to predict and manage health care costs (through, among other things, benefit design, utilization review and case management programs, analytic tools, delegation, capitation, risk-share, risk-transfer, insurance, reinsurance and other payment arrangements with providers or groups of providers or other parties including, without limitation, arrangements with vendors related to certain types of diagnostic testing, professional services and disease management and arrangements with hospitals and physician groups) while providing members with coverage for the health care benefits provided under their contracts. However, the Company’s ability to contain such costs may be adversely affected by various factors, including, but not limited to: changes in payment methodologies, changes in the historical patterns of health care utilization and/or unit costs generally and directly or indirectly related to the war on terrorism or the concerns of members or providers due to the threat of terrorism, new technologies and health care practices, changes in hospital costs, nursing and drug shortages, changes in demographics and trends, expansion into new markets, changes in laws and regulations, changes in interpretation of existing laws and regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of provider arrangements, termination of, or disputes under, delegation, capitation, risk-transfer, insurance, reinsurance or other payment arrangements, epidemics, catastrophes, acts of terrorism or war, inability to establish or maintain acceptable compensation agreements with providers or groups of providers, operational and regulatory issues which could delay, prevent or impede those arrangements and higher utilization of medical services, including, without limitation, higher out-of-network utilization. The Company attempts to use its medical cost-containment capabilities, such as claim auditing systems, with a view to reducing the rate of increase in health care service expense.

Results for 2003 include a net charge of $30.7 million, or $0.22 per diluted share, related to the final settlement of securities class action lawsuits brought in 1997 following the October 27, 1997 decline in the price of the Company’s stock. Included in the net charge is the recovery of approximately $14.3 million, or $0.10 per diluted share, received during the third quarter of 2003 of a claim against certain excess insurance carriers who provided insurance for the securities class action lawsuits. In addition, the 2003 period includes approximately $33.8 million, or $0.24 per diluted share, related to favorable changes in estimates of prior period medical cost reserves, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than estimated in 2002.

Results for 2002 included a pretax charge of $151.3 million, net, or $0.98 per diluted share, related to the Company’s offer to settle the securities class action lawsuits brought in 1997 and a pretax charge of $20 million, or $0.13 per diluted share, for additional estimated legal expenses associated with such litigation.

Also included in pretax earnings for 2002 were charges related to the conclusion of the Company’s information technology outsource arrangement with Computer Sciences Corporation (“CSC”) and the other than temporary impairment charge related to the Company’s prior investment in MedUnite totaling approximately $26.5 million, or $0.17 per diluted share. In addition, the 2002 period includes a reduction in estimated liabilities for New York State Market Stabilization Pools (the “Pools” or “New York Stabilization Pools”) of approximately $20.8 million for 2001 and prior years, and an increase of approximately $1.2 million in estimated recoveries for 2001 stop-loss pools for New York Mandated Plans, or a total of $0.14 per diluted share, and approximately $33.3 million, or $0.22 per diluted share, related to favorable changes in estimates of prior period medical cost reserves.

On March 1, 2002, the Company acquired all of the outstanding stock of MedSpan, Inc., the parent company of a Connecticut managed health care organization, for cash of approximately $17.3 million. Effective January 2003, most of the assets and liabilities of MedSpan, Inc. were transferred to and assumed by Oxford Health Plans (CT), Inc., pursuant to an assumption reinsurance agreement.

Results for 2001 were positively impacted by approximately $15 million of favorable development of prior period estimates of medical costs and recoveries from the New York Stabilization Pools.

Results of Operations

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Total revenues for the year ended December 31, 2003 were $5.45 billion, up 9.9% from $4.96 billion in the prior year. Net income attributable to common stock in 2003 totaled $351.9 million, or $4.15 per diluted common share, compared with $222 million, or $2.45 per diluted common share in 2002. Results for 2003 and 2002 were positively impacted by approximately $33.8 million and $55.3 million, respectively, of favorable development of prior period estimates of medical costs and New York Stabilization Pool recoveries. See “Liquidity and Capital Resources” and “Overview”.

The following tables show plan revenues earned, membership by product and certain other selected information:

	For the Years Ended December 31,		Increase (Decrease)
	2003	2002	Amount	%
	(Dollars in thousands)
Revenues:
POS, PPO and Other Plans	$4,125,424	$3,689,110	$436,314	11.8%
HMOs	581,369	576,635	4,734	0.8%

Total Fully Insured Commercial	4,706,793	4,265,745	441,048	10.3%
Medicare	632,534	585,219	47,315	8.1%

Total premium revenues	5,339,327	4,850,964	488,363	10.1%
Third-party administration, net	12,284	17,744	(5,460)	(30.8)%
Investment and other income	100,833	94,686	6,147	6.5%

Total revenues	$5,452,444	$4,963,394	$489,050	9.9%

	As of December 31,		Increase (Decrease)
	2003	2002	Amount	%
Membership:
POS, PPO and Other Plans	1,239,400	1,252,900	(13,500)	(1.1)%
HMOs	190,500	226,600	(36,100)	(15.9)%

Total Fully Insured Commercial	1,429,900	1,479,500	(49,600)	(3.4)%
Medicare	70,800	70,100	700	1.0%
Third-party administration	38,500	51,900	(13,400)	(25.8)%

Total membership	1,539,200	1,601,500	(62,300)	(3.9)%

	For the Years Ended December 31,
	2003	2002
Selected Information:
Medical loss ratio	79.5%	79.3%
Administrative loss ratio	10.7%	11.8%
Per member per month premium revenue	$291.65	$265.10
Per member per month medical expense	$231.73	$210.33
Fully insured member months	18,307,400	18,298,800

Total commercial premiums earned for the year ended December 31, 2003 was $4.71 billion, compared with $4.27 billion in the prior year. The year over year increase in premiums earned is attributable to an increase in weighted average commercial premium yields of approximately 10.4% offset partially by a decrease in member months of 0.1% for commercial products during 2003, including the effect of reductions in benefit coverage and changes in product mix. Overall commercial membership decreased by 3.4% at December 31, 2003 compared with the prior year primarily due to rationalization of the acquired MedSpan business, competitive pricing in the Company’s markets and the loss of several large groups to self-funded carriers.

Premiums earned from the Company’s Medicare programs increased 8.1% to $632.5 million in 2003 compared with $585.2 million in 2002. The overall increase was attributable to a 3.2% increase in member months of Medicare plans and a 4.7% increase in premium yields as a result of annual rates of increase from CMS and the county-specific mix of membership, among other factors. In December 2003, the Medicare Prescription Drug Act of 2003 (“MDA”) was signed into law. MDA will increase the reimbursement rates to managed care plans offering Medicare Advantage plans. MDA will allow Oxford to provide its current and future Medicare members richer benefits. The Company is also considering re-entering counties in the Tri-State Area where it had previously discontinued offering Medicare plans. The Company cannot precisely estimate the effect of MDA or other future Medicare regulations on its business or results of operations in future periods. See “Business-Government Regulation — Medicare Regulation”.

Investment and other income, net, increased 6.5% for the year ended December 31, 2003 compared with 2002 as follows:

	2003	2002
	(In thousands)
Investment income, net of fees	$54,734	$64,497
Net realized gains on sales of marketable securities	30,849	26,883

Investment income, net	85,583	91,380
Pharmacy alliance agreement amortization	15,200	15,200
Other income (expense), net	50	(11,894)

Investment and other income, net	$100,833	$94,686

Weighted-average pre-tax yield on investment portfolio	3.2%	4.5%

The decrease in investment income, net of fees, was due to lower investment yields partially offset by higher invested balances. Due to interest rate and bond market dynamics during the past year, the overall pre-tax yield on the portfolio declined to 3.2% for 2003 compared with 4.5% in the prior year. Realized gains increased 14.8% in 2003 compared with 2002. The decision to harvest gains in the investment portfolio is based upon, among other things, the Company’s investment policies, market conditions, including the ability of the Company to re-invest gains in suitable investments, where applicable, and the Company’s cash flow and tax strategies. Given the portfolio’s low current yield, the Company believes that it is unlikely to recognize comparable levels of realized gains in 2004. The increase in other income (expense), net, in 2003 compared with 2002 was due primarily to the other than temporary impairment charge related to the Company’s prior investment in MedUnite of approximately $11 million during 2002. See “Liquidity and Capital Resources”.

Health care service expense stated as a percentage of premium revenues (the “medical loss ratio”) was 79.5% for 2003 compared with 79.3% for 2002. Health care services expense benefited from initiatives to improve health care utilization and reduce costs. Overall per member per month revenue in 2003 increased 10% to $291.65 from $265.10 in 2002 due primarily to an approximate 10.4% increase in premium yields for the Company’s commercial products and lesser increases for the Company’s Medicare programs. Overall per member per month health care services expenses increased 10.2% to $231.73 in 2003 from $210.33 in 2002 (inclusive of prior period estimate changes of costs and reserves). Included in health care services expense for the year ended December 31, 2003 are net favorable development of prior period medical cost estimates of approximately $33.8 million, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than estimated in 2002 and the settlement of several liabilities aged more than one year for amounts less than previously estimated. Included in health care services expense for the year ended December 31, 2002 are a reduction to estimated reserves for New York Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for 2001 New York Stop Loss Pools and net favorable development of prior period medical cost estimates of approximately $33.3 million. For the years ended December 31, 2003 and 2002, pursuant to the Health Care Reform Act in New York (“HCRA”), the Company expensed $56.8 million and $57.1 million, respectively, for Graduate Medical Education (“GME”) and $50.2 million and $51.9 million, respectively, for hospital Bad Debt and Charity Care (“BDCC”). Included in the 2003 expense for BDCC are credits of approximately $8.6 million representing surcharges recoverable from the pool for prior overpayments. The Company believes it has made adequate provision for incurred medical costs as of December 31, 2003. Changes to estimates of incurred medical costs are recorded in the period they arise. See “Liquidity and Capital Resources”.

Marketing, general and administrative expenses decreased $0.3 million, or 0.1%, to $575.1 million for 2003 compared with $575.4 million for 2002, excluding the net litigation charges of approximately $30.7 million in 2003 and $151.3 million in 2002. Included in administrative expenses for the year ended December 31, 2002 are termination fees and a non-cash asset impairment charge attributable to the termination of the CSC agreement of approximately $15.5 million and additional estimated legal expenses related to the securities class action litigation of $20 million. Marketing, general and administrative expenses as a percent of operating revenue was 10.7% in 2003, compared with 11.8% in 2002, including the CSC charge and excluding the net litigation charges for estimated settlement. Excluding the charges for termination fees and asset impairments in 2002, administrative spending increased in 2003 when compared with the prior year primarily due to increased broker commissions and premium taxes, as a result of higher premium revenue, and increased payroll, benefit and corporate insurance costs. Broker commissions and premium taxes were approximately 33% of marketing, general and administrative expenses in 2003, compared with approximately 28.4% in 2002, excluding the net litigation charges for estimated settlement. Administrative costs in future periods may also be adversely affected by costs associated with responding to regulatory inquiries, investigations and other litigation, including fees and disbursements of counsel and other experts to the extent such costs are not reimbursed under existing policies of insurance. See “Legal Proceedings”.

The Company incurred interest and other financing charges of $20.8 million and $11 million in 2003 and 2002, respectively. Effective December 3, 2003, the Company re-priced its New Term Loan, reducing the applicable margins for both LIBOR and New Base Rate Borrowings. In connection with the re-pricing, the Company expensed approximately $1.1 million of costs as a component of interest and other financing costs in December 2003. In addition, 2003 results include the write-off of approximately $3.4 million of unamortized costs associated with the former Term Loan. The Company made $2 million of scheduled repayments of its New Term Loan during the year ended December 31, 2003. The Company’s weighted average interest rate on bank debt was 4.1% in 2003 compared with 5.4% in 2002. Interest expense on delayed claims declined in 2003, reflecting more timely payment of claims and lower levels of older claims outstanding. See “Liquidity and Capital Resources.”

The income tax expense recorded for the year ended December 31, 2003 was $231.6 million compared with $154.9 million for the year ended December 31, 2002. The effective tax rate for 2003 was 39.7% compared with 41.1% for 2002. The effective tax rate decreased in 2003 compared with 2002 as a result of changes to certain state taxes enacted by the New York State legislature retroactive to January 1, 2003. The impact of this change was to reduce the rate on certain income taxes while increasing the tax rate on premium revenue, which taxes are included in marketing, general and administrative expenses. The effective tax rate was also impacted by the composition of the Company’s business in various state taxing jurisdictions. Valuation allowances at December 31, 2003 and 2002 of approximately $3.1 million relate primarily to the recognition of certain restructuring related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2003.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Total revenues for the year ended December 31, 2002 was $4.96 billion, up 12.3% from $4.42 billion in the prior year. Net income attributable to common stock in 2002 totaled $222 million, or $2.45 per diluted common share, compared with $322.4 million, or $3.21 per diluted common share in 2001. Results for 2002 and 2001 were positively impacted by approximately $55.3 million and $15 million, respectively, of favorable development of prior period estimates of medical costs and New York Stabilization Pool recoveries. See “Liquidity and Capital Resources” and “Overview”.

The following tables show plan revenues earned, membership by product and certain other selected information:

	For the Years Ended December 31,		Increase (Decrease)
	2002	2001	Amount	%
	(Dollars in thousands)
Revenues:
POS, PPO and Other Plans	$3,689,110	$3,114,138	$574,972	18.5%
HMOs	576,635	538,958	37,677	7.0%

Total Fully Insured Commercial	4,265,745	3,653,096	612,649	16.8%
Medicare	585,219	659,295	(74,076)	(11.2)%

Total premium revenues	4,850,964	4,312,391	538,573	12.5%
Third-party administration, net	17,744	13,791	3,953	28.7%
Investment and other income	94,686	95,046	(360)	(0.4)%

Total revenues	$4,963,394	$4,421,228	$542,166	12.3%

	As of December 31,		Increase (Decrease)
	2002	2001	Amount	%
Membership:
POS, PPO and Other Plans	1,252,900	1,154,100	98,800	8.6%
HMOs	226,600	218,200	8,400	3.8%

Total Fully Insured Commercial	1,479,500	1,372,300	107,200	7.8%
Medicare	70,100	77,800	(7,700)	(9.9)%
Third-party administration	51,900	60,000	(8,100)	(13.5)%

Total membership	1,601,500	1,510,100	91,400	6.1%

	For the Years Ended December 31,
	2002	2001
Selected Information:
Medical loss ratio	79.3%	78.9%
Administrative loss ratio	11.8%	11.3%
Per member per month premium revenue	$265.10	$247.80
Per member per month medical expense	$210.33	$195.45
Fully insured member months	18,298,800	17,402,400

Total commercial premiums earned for the year ended December 31, 2002 was $4.27 billion, compared with $3.65 billion in the prior year. The year over year increase in premiums earned is attributable to an increase in weighted average commercial premium yields of approximately 10% (excluding the impact of MedSpan) and an increase in member months of 4.1% for commercial products during 2002, excluding MedSpan and including the effect of reductions in benefit coverage and changes in product mix, and approximately $87.7 million related to MedSpan. Overall commercial membership increased by 7.8% at December 31, 2002 compared with the prior year primarily due to growth in the Company’s POS group of products and the acquisition of MedSpan.

Premiums earned from the Company’s Medicare programs decreased 11.2% to $585.2 million in 2002 compared with $659.3 million in 2001. The overall decrease was attributable to a 17.8% decrease in member months of Medicare plans, primarily due to the January 2002 exit from all Medicare programs in New Jersey but Hudson County and from Nassau County, New York. The member month decline was partially offset by a 7.9% increase in premium yields as a result of annual rates of increase from CMS and the county-specific mix of membership, among other factors.

Investment and other income, net, decreased 0.4% for the year ended December 31, 2002 compared with 2001 as follows:

	2002	2001
	(In thousands)
Investment income, net of fees	$64,497	$72,789
Net realized gains on sales of marketable securities	26,883	20,764

Investment income, net	91,380	93,553
Pharmacy alliance agreement amortization	15,200	—
Other (expense) income, net	(11,894)	1,493

Investment and other income, net	$94,686	$95,046

Weighted-average pre-tax yield on investment portfolio	4.5%	5.3%

The decrease in investment income, net of fees, was primarily due to lower investment yields. The overall pre-tax yield on the portfolio declined to 4.5% for 2002 compared with 5.3% in the prior year due to interest rate and bond market dynamics. Partially offsetting this decline was an increase in capital gains realized. Realized gains increased 29.5% in 2002 compared with 2001. The decision to harvest gains in the investment portfolio is based upon, among other things, the Company’s investment policies, market conditions, including the ability of the Company to re-invest gains in suitable investments, where applicable, and the Company’s cash flow and tax strategies. During 2002, the Company recognized $15.2 million of previously unearned revenue from the Company’s pharmacy alliance agreement and recorded the other than temporary impairment charge of approximately $11 million related to the Company’s investment in MedUnite. See “Liquidity and Capital Resources”.

Health care service expense stated as a percentage of premium revenues (the “medical loss ratio”) was 79.3% for 2002 compared with 78.9% for 2001. Health care services expense benefited from initiatives to improve health care utilization and reduce costs as well as a change in membership mix. Overall per member per month revenue in 2002 increased 7% to $265.10 from $247.80 in 2001 due primarily to an approximate 10% increase in premium yields (excluding the impact of MedSpan) for the Company’s commercial products and lesser increases for the Company’s Medicare programs. Overall per member per month health care services expenses increased 7.6% to $210.33 in 2002 from $195.45 in 2001 (inclusive of prior period estimate changes of costs and reserves). Included in health care services expense for the year ended December 31, 2002 are a reduction to estimated reserves for New York Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for 2001 New York Stop Loss Pools and net favorable development of prior period medical cost estimates of approximately $33.3 million, primarily resulting from ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than assumed in 2001. For the year ended December 31, 2001, net favorable development of prior period medical cost estimates, other reserve adjustments and recoveries from the New York Stabilization Pools approximated $15 million. For the years ended December 31, 2002 and 2001, pursuant to the Health Care Reform Act in New York (“HCRA”), the Company expensed $57.1 million and $59 million, respectively, for Graduate Medical Education and $51.9 million and $43.3 million, respectively, for hospital Bad Debt and Charity Care. The Company believes it has made adequate provision for incurred medical costs as of December 31, 2002. Changes to estimates of incurred medical costs are recorded in the period they arise. See “Liquidity and Capital Resources”.

Marketing, general and administrative expenses increased $86.3 million, or 17.6%, to $575.4 million for 2002, excluding the $151.3 million net litigation charge for the offer to settle, compared with $489.1 million for 2001. Included in administrative expenses for the year ended December 31, 2002 are termination fees and a non-cash asset impairment charge attributable to the termination of the CSC agreement of approximately $15.5 million and additional estimated legal expenses related to the securities class action litigation of $20 million. Marketing, general and administrative expenses as a percent of operating revenue was 11.8% in 2002, including the CSC charge and excluding the net litigation charge for estimated settlement, compared with 11.3% in 2001. The increase in dollars spent in 2002 when compared with the prior year is primarily due to increased broker commissions, as a result of higher premium revenue, and increased payroll, benefit and corporate insurance costs. Broker commissions and premium taxes were approximately 28.4% of marketing, general and administrative expenses in 2002, excluding the net litigation charge for estimated settlement, compared with approximately 26.3% in 2001. During 2001, the Company recorded a charge of $10 million for estimated legal expenses related to the securities class action pending against the Company that may not be recoverable from one of the Company’s primary director’s and officer’s insurance carriers due to its insolvency. Administrative costs in future periods may also be adversely affected by costs associated with responding to regulatory inquiries, investigations and defending pending securities class actions and other litigation, including fees and disbursements of counsel and other experts to the extent such costs are not reimbursed under existing policies of insurance. See “Legal Proceedings”.

The Company incurred interest and other financing charges of $11 million and $19 million in 2002 and 2001, respectively, including $9.5 million related to its outstanding debt obligations and $1.3 million of interest on delayed claims for the year ended December 31, 2002, compared with $15.6 million related to outstanding debt obligations and $3.4 million related to delayed claims in 2001. The Company’s weighted average interest rate on bank debt was 5.43% in 2002 compared with 8% in 2001. Interest expense on delayed claims declined in 2002, reflecting more timely payment of claims and lower levels of older claims outstanding. The Company made approximately $26.3 million of scheduled repayments of its New Term Loan and approximately $0.9 million of other notes during the year ended December 31, 2002. See “Liquidity and Capital Resources”.

The income tax expense recorded for the year ended December 31, 2001 includes the reversal of $21 million of deferred tax valuation allowances established during 1998 when the Company incurred substantial net losses. The remaining valuation allowance at December 31, 2002 of approximately $3.1 million relates primarily to the recognition of certain restructuring related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2002.

Inflation

Although the rate of inflation has remained relatively stable in recent years, health care costs have generally been rising at a significantly higher rate than the consumer price index. The Company employs various means to reduce the negative effects of inflation. The Company has increased overall commercial premium rates when practicable in order to attempt to maintain margins. The Company’s cost-control measures and delegation, capitation, risk transfer and insurance and reinsurance arrangements with various health care providers may mitigate the effects of inflation on its operations. There is no assurance that the Company’s efforts to reduce the impact of inflation will be successful or that the Company will be able to increase premiums to offset cost increases associated with providing health care.

Liquidity and Capital Resources

Cash provided by operations was $343.2 million in 2003 compared with $344.5 million in 2002. The change in cash flow between 2003 and 2002 was primarily the result of higher levels of net income, a reduction in income tax payments due to the timing of certain deductions for tax purposes, principally the net litigation settlement, certain risk contract recoveries and other changes in medical payables. These increases were offset in part by the net litigation settlement payment related to the 1997 securities class action litigation. As of December 31, 2003, the Company had approximately $1.9 billion in cash and marketable securities, including approximately $369.5 million at the parent company. Parent company cash is used for, among other things, capital expenditures, acquisitions, interest on debt and debt principal repayment, dividends to shareholders, stock repurchases, costs of litigation and other general corporate purposes. A significant portion of parent company cash is directly dependent upon operating profits generated by the Company’s regulated operating subsidiaries and the ability to receive dividends from those subsidiaries beyond amounts that would be payable without prior regulatory approval. There is no assurance that the Company will receive regulatory approval for future dividend payments.

During 2003, the Company received distributions for the 2001 New York Stop Loss Pool of approximately $11.1 million. During 2002, the Company received distributions from the 2000 New York Stop Loss Pool and the 1998 Market Stabilization Pool of approximately $12.2 million and $3.6 million, respectively.

Capital expenditures totaled approximately $14.7 million during 2003 compared with $19 million in 2002. This amount was used primarily for computer equipment and software. The Company currently anticipates that capital expenditures in 2004 will be within a range of approximately $20 million to $30 million, a significant portion of which will be devoted to management information systems. In March 2002, the Company acquired MedSpan, Inc., the parent company of a Connecticut health maintenance organization, for cash of approximately $17.3 million. Effective January 2003, the assets and liabilities of MedSpan were transferred and assumed by Oxford CT pursuant to an assumption reinsurance agreement. In May 2001, the Company purchased all of the outstanding shares of Investors Guaranty Life Insurance Company (“IGL”), a California insurance company, for approximately $11.8 million, net of cash acquired. In the fourth quarter of 2002, the Company sold its investment in MedUnite, a company originally founded by certain healthcare payors to create an Internet-based health care transaction system, in exchange for nominal consideration. The Company had made investments in MedUnite of approximately $11.4 million, which investment was fully reserved prior to sale.

Cash provided by financing activities totaled $149.9 million for the year ended December 31, 2003, compared with cash used of $273.7 million in 2002. During 2003, the Company repaid its former term loan and entered into the New Credit Facilities, receiving net proceeds of approximately $262.5 million. Also during 2003, the Company repurchased four million shares of its common stock in open market transactions at a cost of approximately $139.9 million. Partially offsetting these amounts were proceeds received from option exercises of approximately $32.7 million. Proceeds from the exercise of stock options were approximately $31.5 million during 2002 and $29.5 million in 2001. In October 2003, the Company’s Board of Directors authorized an additional $250 million in repurchase authority through December 2004 under the existing share repurchase program. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2003, the Company has repurchased approximately 23.8 million of its common shares at an aggregate cost of approximately $757.2 million under this program, which was initiated in 2001. The Company had remaining repurchase authority of approximately $242.8 million as of December 31, 2003. Also in October 2003, the Company’s Board of Directors declared an initial quarterly cash dividend of $0.10 per share payable January 27, 2004 to shareholders of record on January 12, 2004. On January 30, 2004, the Company’s Board of Directors declared a quarterly cash dividend of $0.10 per share payable April 27, 2004 to shareholders of record on April 12, 2004. The Company intends to fund dividends and the continuation of the share repurchase program from its free cash flow.

On April 25, 2003, the Company entered into the New Credit Facilities. Net proceeds of the New Term Loan were used to fund the settlement of the Company’s 1997 securities class action litigation, to refinance existing debt, to finance capital improvements and the Company’s share repurchase program and for working capital purposes. Borrowings under the New Term Loan initially bear interest, subject to periodic resets, at either a base rate (“New Base Rate Borrowings”), or LIBOR plus an applicable margin based on the Company’s credit ratings. Interest on New Base Rate Borrowings is calculated as the higher of (a) the prime rate or (b) the federal funds effective rate, as defined, plus an applicable margin based on the Company’s credit ratings. Effective December 2, 2003, the Company re-priced its New Term Loan, reducing the applicable margins for both LIBOR and New Base Rate Borrowings. In connection with the re-pricing, the Company expensed approximately $1.1 million of costs as a component of interest and other financing costs in December 2003. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver, currently $50 million. The New Term Loan has mandatory principal payments of 1% of the outstanding principal per year, payable quarterly, for the first five years with the balance due in the sixth year and provides for voluntary prepayments of principal without penalty of a minimum amount of $5 million. In order to make restricted payments, as defined, including share repurchases and dividends to shareholders, the Company is required to maintain parent company cash and investment balances at a minimum of $75 million plus the next four quarters scheduled principal payments (totaling $4 million at December 31, 2003) under the loan. Parent company cash and investments above these minimum requirements are available for restricted payments, as defined, including share repurchases and dividends. As of December 31, 2003, the parent company had cash and investments in excess of these requirements of approximately $290.5 million. In connection with the repayment of the former Term Loan, in April 2003, the Company wrote off approximately $3.4 million of unamortized debt costs as a component of interest and other financing costs.

In connection with the New Term Loan, the Company entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from variable to fixed rates. These agreements, which have terms of up to three years, involve the exchange of variable rate payments for fixed rate payments for a notional principal amount totaling $250 million at the outset. The effective annual interest rate on the New Term Loan, including the effect of the interest rate swap, is currently approximately 3.8%.

Cash and investments aggregating $59.7 million at December 31, 2003 have been segregated as restricted investments to comply with state regulatory requirements. With respect to the Company’s HMO and insurance subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. At December 31, 2003 and 2002, the Company’s HMO and insurance subsidiaries had statutory surplus of approximately $698 million and $551 million, respectively, or approximately $480 million and $338 million, respectively, in excess of current regulatory requirements. The Company manages its statutory surplus primarily against National Association of Insurance Commissioners (“NAIC”) Company Action Level (“CAL”) Risk Based Capital (“RBC”), although RBC standards are not yet applicable to all of the Company’s operating subsidiaries. At December 31, 2003, the Company’s statutory surplus was approximately 236% of CAL RBC. The Company’s subsidiaries are subject to certain restrictions on their ability to make dividend payments, loans or other transfers of cash to the parent company. These restrictions limit the ability of the Company to use cash generated by subsidiary operations to pay the obligations of the parent, including debt service and other financing costs. During 2003 and 2002, the Company’s subsidiaries paid dividends to the parent company of approximately $208 million and $235 million, respectively. In addition, dividends of approximately $21 million and $87.3 million were approved and paid in 2003 and 2002, respectively, from the Company’s insurance company, OHI, to its parent company, Oxford NY. In January 2004, the Company received regulatory approval for a dividend of $45 million from Oxford NY to the parent company. The Company intends to continue to seek additional dividends from most of its regulated subsidiaries during 2004. Although the Company received dividends from its subsidiaries in 2003 and 2002, there can be no assurances that such dividend payments or dividend payments between subsidiaries will be made in future periods. With regard to MedSpan, the Company contributed $24 million in April 2002, increasing statutory surplus in that subsidiary to approximately 165% of CAL RBC at that time.

The Company’s medical costs payable was $671.5 million as of December 31, 2003, compared with $618.6 million as of December 31, 2002. The increase primarily reflects general medical inflation and increased physician claims during the fourth quarter of 2003. The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. During the past four years, there has been no significant adverse development of prior year’s actual claims history when compared with recorded reserves at each annual balance sheet date. Due to the nature of health care services, claims submission methods and processing, and payment practices utilized by the Company, there is a relatively short time lag between service provided and claim payment. During the past three years, approximately 96% of claims have been paid within six months of being incurred. The Company revises its estimates for IBNR in future periods based upon continued actuarial analysis of claim payments, receipts and other items subsequent to the period during which the claims were incurred. Revisions to estimates, where material, have been disclosed and are recorded in the period they arise.

The liability for medical costs payable is also affected by delegation, capitation, risk transfer and insurance and reinsurance arrangements, including, without limitation, arrangements related to certain diagnostic testing, disease management and ancillary services, agreements with physician and other health care groups, payment methodologies and the Company’s Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain Medicare members and the experience of risk-transfer providers (who may be entitled to credits from the Company for favorable experience or subject to deductions for accrued deficits) and potential claims under insurance and reinsurance agreements. From time to time, the Company may explore other delegation, capitation, risk-transfer and insurance and reinsurance arrangements with providers and other organizations. The Company believes that its reserves for medical costs payable are adequate to satisfy its ultimate claim liabilities.

The Company has been notified by two insurers that guaranteed certain savings targets pursuant to a third-party agreement for utilization management, claims payment and other services related to orthopedic services, that the insurers will seek to rescind or terminate the insurance agreements. The Company’s claims under these insurance agreements total $30 million for 2003, with a possible claim of an additional $30 million for 2004. One of the insurers has commenced an arbitration seeking to rescind or terminate the insurance agreements claiming various misrepresentations and material breaches of the agreements by the Company. The Company believes the insurers’ claims are without merit and will vigorously seek to enforce its rights. The Company has established a receivable of $3.5 million as of December 31, 2003, included in other receivables, representing the premium for coverage to date under the policies.

In July 2003, the Company agreed with the vendor of disease management services for the Company’s members with congestive heart failure (“CHF”) to terminate an existing performance-based agreement for CHF disease management services, effective August 31, 2003. The CHF vendor agreed to continue to render services at least until December 31, 2003. The CHF agreement provided for monitoring of the Company’s high-risk CHF members through electronic equipment in their homes, coordination of care and member education. Pursuant to the CHF agreement, the CHF vendor was required to refund administrative fees and pay additional amounts if predetermined health care cost savings for the Company’s CHF members were not achieved. As part of the termination of the agreement, the CHF vendor refunded to the Company $14 million in administrative fees. Since the inception of the agreement, in anticipation of the return of these fees, the Company had recorded such amounts in other receivables. In October 2003, the Company entered into a new five-year performance based agreement with this vendor for the Company’s members with CHF, coronary artery disease (“CAD”) or diabetes. Pursuant to the new agreement, the vendor will seek to enroll the highest medical risk members of the Company with CHF, CAD or diabetes, into the voluntary care enhancement program, which will seek to engage members to take a more active role in managing their health by providing education to members and by coordinating care between such members and their physicians. The Company will continue to support its other members with CHF, CAD or diabetes through its internal disease management initiatives. The vendor will be paid a fixed administrative fee for the program, as well as a potential share in certain medical cost savings attributable to the Company’s members with CHF, CAD or diabetes, subject to a contractual maximum.

The Company has risk-share agreements with two hospitals and a physician group covering approximately 22,300 and 22,650 Medicare members at December 31, 2003 and 2002, respectively. Premium revenues for the Medicare members covered under these agreements totaled approximately $205 million and $189 million in 2003 and 2002, respectively. The Company is currently negotiating with one of these hospitals to renew an agreement which expires in April 2004. The increase in premium revenue under these agreements for 2003 compared with 2002 is the result of increased CMS funding per member.

The New York State Insurance Department (“NYSID”) has created Market Stabilization Pools (the “New York Stabilization Pool”) for the small group and individual insurance markets. This pool operates on a calendar year basis. According to state regulations, certain insurers participating in the small group and/or individual markets will be required to make payments to the New York Stabilization Pool, and other insurers will receive payments from the New York Stabilization Pool. For the years 1999 and prior, two separate pools operated. Demographic data submitted by insurers was used to determine payments to and payments from one pool. Data related to the incidence of certain specified medical conditions were used to determine payments to and/or from another pool. For the years subsequent to 1999, a single pool operates based on the experience of each insurer with respect to specified medical conditions. At December 31, 2003, the Company has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and receivables of approximately $10.2 million and $10.5 million related to the 2003 and 2001 pool years, respectively.

The Company has also established receivables of approximately $11.5 million and $12.1 million at December 31, 2003 for the 2002 and 2003 pool years, respectively, related to certain stop loss pools established by the State of New York under the Health Care Reform Act of New York (the “Stop Loss Pools”, together with the New York Stabilization Pool, the “Pools”), which provides a limited amount of stop loss insurance funds to cover 90% of certain paid claims for the New York Mandated Plans and for the Healthy New York Plan. In January 2003, the Company received a distribution from the 2001 New York Stop Loss Pool of approximately $11.1 million. In the first quarter of 2002, the Company received distributions from the 2000 Stop Loss Pool of approximately $12.2 million, which was included in income for the year ended December 31, 2001. The NYSID has promulgated regulations that, in addition to requiring HMOs to also offer a Healthy New York product without drug benefits, change the Healthy New York program’s stop loss reinsurance, among other things. Effective January 1, 2003, 90% of paid claims between $5,000 and $75,000, on an annual basis, will be eligible for reimbursement rather than between $30,000 and $100,000, as originally implemented.

While the Company has established its liabilities and recoveries under the Pools based on its interpretations of the regulations, the amounts recorded related to the 1999 through 2003 Pool years may differ, perhaps materially, from amounts that will ultimately be paid or received from the Pools based on final reconciliations. The Company has learned that some of its competitors in New York who may be required to pay substantial amounts into the New York Stabilization Pool may seek to challenge the legality of the NYSID’s regulations related to this pool or the manner in which the regulations have been interpreted. It is also possible that the

NYSID could amend or interpret its regulations in response to the objections raised by these competitors in a manner that would materially affect what the Company may be required to pay to, or receive from, the New York Stabilization Pool. There can be no assurance that the Company will receive additional funds in the future related to the Pools. HCRA, which governs, among other things, the Stop Loss Pools, expires on June 30, 2005, unless reauthorized by the New York State legislature. The manner in which the NYSID administers the Pools also could have a material impact on the competitive conditions and relative premium pricing of each competitor in the New York individual and small group markets. The impact of the ultimate resolution of these issues on the amounts recorded by the Company is unknown at this time.

Following the October 27, 1997 decline in the price per share of the Company’s common stock, more than fifty purported securities class action lawsuits and a related stockholder lawsuit commenced by the State Board of Administration of Florida were filed against the Company, certain of its officers and directors, and the Company’s former independent auditor, KPMG LLP, in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. These lawsuits were consolidated before the Honorable Charles L. Brieant, in the United States District Court for the Southern District of New York (the “Securities Class Action Litigation”).

On March 3, 2003, the Company agreed with the plaintiffs to settle the Securities Class Action Litigation for $225 million (the “Settlement”). The Court granted final approval to the Settlement on June 11, 2003. The excess insurance carriers responsible for the first $25 million under the Company’s $200 million Excess Insurance policies contributed $25 million to the Settlement, but the other carriers under the policies refused to contribute to the Settlement. Accordingly, the Company paid $200 million of the Settlement and paid the Excess Insurance carriers an additional premium of $8 million. Also, in connection with the Settlement: (i) plaintiffs settled the class’ claims against KPMG LLP for $75 million and (ii) a derivative shareholder action against KPMG LLP in the name of the Company pending in state court was dismissed with prejudice. In connection with the Settlement, the Company incurred an additional pretax charge of $45 million, net of insurance recoverable, in the first quarter of 2003, which charge, along with prior charges, fully covers all of the Company’s expenses relating to the Settlement, and related legal fees and expenses. In April 2003, the Company filed suit against certain excess insurance carriers on an excess insurance policy covering the securities class action seeking to recover approximately $41.3 million. During the third quarter of 2003, the Company agreed with certain of the excess insurance carriers to settle approximately $17.9 million of its claims for a total of approximately $14.3 million, which was reflected in income for the year ended December 31, 2003. The Company has a remaining claim of approximately $23.4 million against one excess insurance carrier. The Company intends to vigorously pursue recovery of this outstanding amount.

Contractual Obligations

The Company is contractually obligated to make payments as follows:

	Payments Due by Period
Contractual Obligations	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
	(Amounts in thousands)
Long term debt	$398,000	$4,000	$8,000	$196,000	$190,000
Operating leases	66,700	13,200	22,300	15,300	15,900
Obligations under capital lease agreement	6,216	5,749	467	—	—

Total	$470,916	$22,949	$30,767	$211,300	$205,900

Operating lease terms generally range from one to ten years with certain early termination or renewal provisions at the Company’s option.

The Company is subject to various contracts with certain health care providers, facilities and the federal government for the provision of health care services to its members. Such contracts involve payments to or from the Company, generally on a monthly basis, in the ordinary course of business and are not included in the above table.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make a variety of estimates and assumptions. These estimates and assumptions affect, among other things, the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results can differ from the amounts previously estimated, which were based on the information available at the time the estimates were made.

The critical accounting policies described below are those that the Company believes are important to the portrayal of the Company’s financial condition and results, and which require management to make subjective and/or complex judgments. Critical accounting policies cover matters that are inherently uncertain because the future resolution of such matters is unknown. The Company has discussed the development and selection of the critical accounting estimates and related disclosures with the audit committee of the board of directors. The Company believes that its critical accounting policies include revenue recognition (including the estimation of bad debt and retroactivity reserves), medical costs payable (including reserves for incurred but not reported or paid claims), the carrying value of investments and accounting for contingent liabilities.

Revenue Recognition

Commercial membership contracts are generally established on a yearly basis subject to cancellation by the employer group, individual or the Company upon 30 days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the month in which the Company is obligated to provide services to members, and are net of estimated terminations of members and groups. Premiums collected in advance of the coverage period are recorded as unearned revenue. Premiums receivable are presented net of valuation allowances for estimated uncollectable amounts, including retroactive membership adjustments, based on known activities and balances and on historical trends. The Company receives premium payments from CMS on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and could result in revenue adjustments. All other material revenue is generated from investments.

The Company evaluates the collectability of its premiums receivable based on a combination of factors. These estimates are based on the Company’s assessment of the collectability of specific accounts, the aging of premiums receivable, historical retroactivity trends, bad-debt write-offs and other known factors. If economic or industry trends change beyond the Company’s estimates or if there is a deterioration in financial condition of a major group or account, increases in the reserve for uncollectable accounts may result.

At December 31, 2003, the Company maintained reserves for billing adjustments and doubtful accounts of $11.9 million compared with $13.5 million at December 31, 2002.

Medical Costs Payable

The Company contracts with various health care providers for the provision of covered medical care services to its members and primarily compensates those providers on a fee-for-service basis and makes other payments pursuant to certain risk-sharing arrangements. The Company also bears the risk of health care expenses for covered services provided by non-contracted providers to members. Costs of health care and medical costs payable for health care services provided to members are estimated by management based on evaluations of providers’ claims submitted and provisions for IBNR. The Company’s liability for medical costs payable is also affected by delegation, capitation, risk transfer, insurance and reinsurance arrangements, including, without limitation, certain diagnostic testing, disease management and ancillary services, physician and other health care groups, payment methodologies and arrangements relating to the Company’s Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain members and the experience of risk-sharing providers (who may be entitled to credits from Oxford for favorable experience or subject to deductions for accrued deficits) as well as the impact of incentive arrangements and reserves for estimated settlements. Levels of unpaid claims may also vary based in part on working capital management.

The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. These estimates are reviewed by state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. Adjustments to prior period estimates, if any, are included in current period results.

Medical costs payable also reflects payments required by or anticipated benefits from certain state regulated risk allocation pools and state health care public policy initiatives. The risk allocation pools include the New York Market Stabilization Pool affecting small employer group and individual products, the New York Stop Loss Pools, the Connecticut Small Employer Reinsurance Pool and New Jersey assessments related to the individual product market. Certain of the risk allocation pools have, and in the future may be, amended in ways more or less favorable to the Company and may be the target of legal challenges by insurers or other parties. HCRA, which governs, among other things, the Stop Loss Pools, expires on June 30, 2005, unless reauthorized by the New York State legislature.

The financial impact to the Company of the New York Market Stabilization Pool is a function of how the Company compares to the entire market relative to the factors defined in the regulations. In this case, the Company considers a range of possible outcomes and establishes its liability or receivable from the pools based on its consideration of the overall health insurance market in New York and certain other factors that may ultimately impact current estimates. Key data considered in developing the Company’s range of outcomes includes the small group and individual enrollment of its competitors by product type and the risk profile of the Company’s membership by product. The range of outcomes also considers the likely differences between the risk profile of small group HMO and small group POS and PPO membership. Management believes this may ultimately be the key determinant of results. The dominant position of the Company in the New York City area with respect to the small group market and the relative attractiveness of the Company’s provider networks are also key considerations. Final results for any given year cannot be known with certainty until data submissions by all HMOs and insurers have been audited by the state or its designee. As a result, it is not possible to precisely forecast this outcome in advance of actual results. Final results related to the New York Market Stabilization Pools for the period 1999 to 2003 may differ significantly from current estimates. Considering the major factors that affect the outcome of the pooling mechanism as described above, and particularly the Company’s position in the New York City area, results for each year may vary from having a liability to the pool of approximately $15 million to having a receivable from the pool of approximately $15 million. At December 31, 2003, the Company has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and receivables of approximately $10.2 million and $10.5 million related to the 2003 and 2001 pool years, respectively, from the New York Stabilization Pools. The Company has also established receivables of approximately $11.5 million and $12.1 million at December 31, 2003 for the 2002 and 2003 pool years, respectively, related to the New York Stop Loss Pools. Management believes that the current net receivable established as of December 31, 2003, related to the pool years 1999 through 2003 represents its best estimate in light of the limited current information available.

Also included in medical costs payable are: (i) estimated liabilities for New York’s Graduate Medical Education (“GME”) and hospital Bad Debt and Charity Care (“BDCC”) programs, which are state health care public policy initiatives aimed at defraying the costs of other health care providers, such as hospitals; (ii) amounts due to the Company’s pharmacy benefit manager (“PBM”); and (iii) estimated liabilities for various medical contracts between the Company and certain current and former providers, some of which are currently in dispute. For a further description of the risk allocation pools and the state health care public policy initiatives referenced above, see “Business — Cautionary Statement Regarding Forward-Looking Statements”.

Management believes that the amount of medical costs payable is adequate to cover the Company’s ultimate liability for unpaid claims as of December 31, 2003; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between the Company’s December 31, 2003 estimates of medical costs payable and actual costs payable, net earnings for the year ended December 31, 2003 would increase or decrease by approximately $4.1 million and diluted earnings per share would increase or decrease by approximately $0.05 per share.

The following table shows the components of the change in medical costs payable for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Balances as of January 1,	$618.6	$595.1	$612.9
Business purchases	—	25.7	—
Components of health care services expense:
Estimated costs incurred	4,276.2	3,904.1	3,416.3
Estimate changes	(33.8)	(55.3)	(15.0)

Health care services expense	4,242.4	3,848.8	3,401.3

Payments for health care services related to:
Current year	(3,644.0)	(3,347.1)	(2,911.3)
Prior year	(545.5)	(503.9)	(507.8)

Total paid	(4,189.5)	(3,851.0)	(3,419.1)

Balances as of December 31,	$671.5	$618.6	$595.1

Balances as of December 31 related to:
Current year	$632.2	$557.0	$505.0
Prior years	39.3	61.6	90.1

Total	$671.5	$618.6	$595.1

Included in estimate changes are favorable development of prior years estimated medical costs of approximately $33.8 million, $33.3 million and $8.4 million for 2003, 2002 and 2001, respectively, and estimate changes in New York market stabilization pool reserves and stop loss pool recoveries of approximately $22 million and $6.6 million for 2002 and 2001, respectively.

The components of medical costs payable were as follows at December 31, 2003 and 2002 (in millions):

		Amounts Relating to Claims Incurred During
As of December 31, 2003	Total	2003	2002 and Prior
IBNR and medical claims reserves	$641.5	$615.7	$25.8
Pharmacy PBM payable	27.8	27.8	—
Stabilization and stop-loss pools, BDCC and GME reserves, net	(4.9)	(11.3)	6.4
Other reserves	7.1	—	7.1

	$671.5	$632.2	$39.3

		Amounts Relating to Claims Incurred During
As of December 31, 2002	Total	2002	2001 and Prior
IBNR and medical claims reserves	$555.7	$521.8	$33.9
Pharmacy PBM payable	26.7	26.7	—
Stabilization and stop-loss pools, BDCC and GME reserves, net	13.9	8.5	5.4
Other reserves	22.3	—	22.3

	$618.6	$557.0	$61.6

The increase in medical costs payable in 2003 compared with 2002 was due to an increase in current year IBNR and unpaid claims reserves. During 2003, other medical reserves were reduced as a result of settlements of certain former medical contractual disputes during the year. Changes in net stabilization and stop-loss pools and BDCC and GME reserves resulted from the timing of payments to the Company under stop-loss programs and the establishment of receivables for BDCC surcharges recoverable from prior year overpayments.

Investments

Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive earnings (loss), net of income tax effects where applicable. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income.

Contingent Liabilities

The Company is subject to the litigation described in the footnotes to the consolidated financial statements and in “Legal Proceedings”. Because of the nature of the Company’s business, the Company is routinely involved in various disputes, legal proceedings and governmental audits and investigations. Liabilities are recorded for estimates of probable costs resulting from these matters. These estimates are developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering the Company’s insurance coverage for such matters. Management does not believe that any of such matters currently threatened or pending will have a material adverse effect on the Company’s consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions or the effectiveness of the Company’s strategies related to these proceedings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company’s consolidated balance sheet as of December 31, 2003, includes a significant amount of assets whose fair values are subject to market risk. Since a substantial portion of the Company’s investments are in fixed income securities, interest rate fluctuations represent the largest market risk factor affecting the Company’s consolidated financial position. Interest rates are managed within a tight duration band, generally averaging 3.5 to 4.5 years, and credit risk is managed by investing in U.S. government obligations, corporate debt and asset and mortgage backed securities with high quality ratings and maintaining a diversified sector exposure within the debt securities portfolio. The Company’s investment policies are subject to revision based upon market conditions and the Company’s cash flow and tax strategies, among other factors. The Company continues to require a high credit rating, A or higher, and maintains an average rating of AA+ on the overall portfolio.

In order to determine the sensitivity of the Company’s investment portfolio to changes in interest rates, valuation estimates were made on each security in the portfolio using a duration model. Duration models measure the expected change in security market prices arising from hypothetical movements in market interest rates. Convexity further adjusts the estimated price change by mathematically “correcting” the changes in duration as market interest rates shift. The model used industry standard calculations of security duration and convexity as provided by third party vendors such as Bloomberg and Yield Book. For certain structured notes, callable corporate notes, and callable agency bonds, the duration calculation utilized an option-adjusted approach, which helps to ensure that hypothetical interest rate movements are applied in a consistent way to securities that have embedded call and put features. The model assumed that changes in interest rates were the result of parallel shifts in the yield curve. Therefore, the same basis point change was applied to all maturities in the portfolio. The change in valuation was calculated using positive and negative adjustments in yield of 100 and 200 basis points. Hypothetical immediate increases of 100 and 200 basis points in market interest rates would decrease the fair value of the Company’s investments in debt securities as of December 31, 2003 by approximately $57.1 million and $113 million, respectively (compared to $40.5 million and $83.2 million as of December 31, 2002, respectively). Hypothetical immediate decreases of 100 and 200 basis points in market interest rates would increase the fair value of the Company’s investment in debt securities as of December 31, 2003 by approximately $55.4 million and $108.5 million, respectively (compared to $41.1 million and $82.1 million as of December 31, 2002, respectively). Because duration and convexity are estimated rather than known quantities for certain securities, there can be no assurance that the Company’s portfolio would perform in-line with the estimated values. The year over year variation in the portfolio’s sensitivity to changes in interest rates is a function of increased investment balances and an increase in the average duration of the portfolio.

Item 8. Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements and Schedule on page 49.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Based on the evaluation by the Chief Executive Officer and Chief Financial Officer of the Company as of the end of the period covered by this annual report, the Company’s disclosure controls and procedures are adequately designed to ensure that the information required to be included in this report has been recorded, processed, summarized and reported on a timely basis. There have not been any significant changes in the Company’s internal controls or in other factors that could significantly affect these controls and there have been no corrective actions taken with regard to significant deficiencies and material weaknesses subsequent to the date of such officers’ evaluation.

PART III

Item 10. Directors and Executive Officers of the Registrant

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management

Item 13. Certain Relationships and Related Transactions

Item 14. Principal Accounting Fees and Services

The information required by Items 10 through 14 is incorporated by reference to Registrant’s definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, within 120 days after December 31, 2003.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Exhibits and Financial Statement Schedules

1. All financial statements — see Index to Consolidated Financial Statements and Schedules on page 49.

2. Financial statement schedules — see Index to Consolidated Financial Statements and Schedules on page 49.

3. Exhibits — see Exhibit Index beginning on page 82.

(b) Reports on Form 8-K

In a report on Form 8-K dated and filed on October 28, 2003, the Company reported, under Item 5. “Other Events”, the increase of its share repurchase authority and the declaration of a quarterly cash dividend. The Company also reported, under Item 12. “Results of Operations and Financial Condition”, its third quarter 2003 financial results.

(c) Availability of Additional Information

The Company will provide, without charge, to its shareholders, upon the written request of any such person, a copy of its Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission. The Company will also provide to any person without charge, upon request, a copy of its Code of Business Conduct & Ethics. Any such requests should be made in writing to the Investor Relations Department, Oxford Health Plans, Inc., 48 Monroe Turnpike, Trumbull, Connecticut 06611. The Company’s 2003 Annual Report, 2003 Annual Report on Form 10-K and Code of Business Conduct & Ethics (without exhibits) and other Securities and Exchange Commission filings are also available on the Internet at www.oxfordhealth.com. The Company intends to disclose future amendments to the provisions of the Code of Business Conduct & Ethics and waivers from the Code of Business Conduct & Ethics, if any, made with respect to any of our directors and executive officers, on its Internet site.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 4th day of February, 2004.

OXFORD HEALTH PLANS, INC.

By:	/s/ CHARLES G. BERG
Charles G. Berg President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the Registrant on February 4, 2004 in the capacities indicated.

Signature	Title
/s/ CHARLES G. BERG Charles G. Berg	Principal Executive Officer, President and Director

/s/ KENT J. THIRY Kent J. Thiry	Director Non-Executive Chairman of the Board

/s/ KURT B. THOMPSON Kurt B. Thompson	Principal Financial Officer

/s/ MARC M. KOLE Marc M. Kole	Principal Accounting Officer

/s/ RICHARD C. VAUGHAN Richard C. Vaughan	Director

/s/ JONATHAN J. COSLET Jonathan J. Coslet	Director

/s/ ROBERT B. MILLIGAN, JR. Robert B. Milligan, Jr.	Director

/s/ BENJAMIN H. SAFIRSTEIN, M.D. Benjamin H. Safirstein, M.D.	Director

/s/ JOSEPH W. BROWN Joseph W. Brown	Director

/s/ ELLEN A. RUDNICK Ellen A. Rudnick	Director

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission that are not included with this additional financial data have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Oxford Health Plans, Inc.:

We have audited the accompanying consolidated balance sheets of Oxford Health Plans, Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These consolidated financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Health Plans, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LLP

New York, New York

January 30, 2004

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
	(In thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$536,510	$321,627
Investments — available-for-sale, at fair value	1,370,535	1,102,664
Premiums receivable, net	30,505	29,803
Other receivables	30,082	43,919
Prepaid expenses and other current assets	16,785	10,214
Deferred income taxes	45,240	111,652

Total current assets	2,029,657	1,619,879

Property and equipment, net	31,638	34,445
Deferred income taxes	9,572	9,173
Restricted cash and investments — held-to-maturity, at amortized cost	59,738	56,421
Goodwill and other intangible assets, net	21,785	24,691
Other noncurrent assets	7,811	8,907

Total assets	$2,160,201	$1,753,516

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Medical costs payable	$671,515	$618,618
Current portion of long-term debt	4,000	30,625
Trade accounts payable and accrued expenses	138,925	135,124
Reserve for litigation settlement	—	161,300
Unearned revenue	187,751	201,045
Income taxes payable	30,530	2,418
Current portion of capital lease obligations	5,749	5,470

Total current liabilities	1,038,470	1,154,600
Obligations under capital lease	467	5,749
Long-term debt	394,000	96,250

Shareholders’ equity:
Preferred stock, $.01 par value, authorized 2,000,000 shares; none issued and outstanding	—	—
Common stock, $.01 par value, authorized 400,000,000 shares; issued 106,612,822 shares in 2003 and 105,075,889 shares in 2002	1,066	1,051
Additional paid-in capital	750,919	709,258
Retained earnings	780,856	437,130
Accumulated other comprehensive income	10,622	25,038
Treasury stock, at cost	(816,199)	(675,560)

Total shareholders’ equity	727,264	496,917

Total liabilities and shareholders’ equity	$2,160,201	$1,753,516

See accompanying notes to consolidated financial statements.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(In thousands, except per share amounts)
Revenues:
Premiums earned	$5,339,327	$4,850,964	$4,312,391
Third-party administration, net	12,284	17,744	13,791
Investment and other income, net	100,833	94,686	95,046

Total revenues	5,452,444	4,963,394	4,421,228

Expenses:
Health care services	4,242,394	3,848,803	3,401,331
Marketing, general and administrative	575,128	575,433	489,143
Litigation charge for settlement, net	30,675	151,300	—
Interest and other financing charges	20,758	11,041	19,003

Total expenses	4,868,955	4,586,577	3,909,477

Earnings before income taxes	583,489	376,817	511,751
Income tax expense	231,636	154,852	189,330

Net earnings	$351,853	$221,965	$322,421

Net earnings per common share — basic	$4.26	$2.55	$3.35

Net earnings per common share — diluted	$4.15	$2.45	$3.21

Dividends per common share	$0.10	$—	$—

Weighted-average common stock and common stock equivalents outstanding:
Basic	82,546	87,145	96,269
Effect of dilutive securities:
Stock options	2,208	3,599	4,274

Diluted	84,754	90,744	100,543

See accompanying notes to consolidated financial statements.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2003, 2002 and 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
	Number of Shares	Par Value
	(In thousands)
Balance at January 1, 2001	98,304	$983	$561,857	$(107,256)		$3,638	$—
Exercise of stock options	2,049	21	29,473	—	—	—	—
Tax benefit realized on exercise of stock options	—	—	12,411	—	—	—	—
Repurchase of warrants	—	—	(141,408)	—	—	—	—
Compensatory stock grants	—	—	1,920	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	(366,497)
Net earnings	—	—	—	322,421	$322,421	—	—
Appreciation in value of available-for-sale securities, net of deferred taxes	—	—	—	—	3,949	3,949	—

Comprehensive income					$326,370

Balance at December 31, 2001	100,353	1,004	605,661	215,165		7,587	(366,497)
Exercise of stock options	4,723	47	64,999	—	—	—	—
Tax benefit realized on exercise of stock options	—	—	38,278	—	—	—	—
Compensatory stock grants	—	—	320	—	—	—	—
Purchase of treasury stock	—	—	—	—	—	—	(309,063)
Net earnings	—	—	—	221,965	$221,965	—	—
Appreciation in value of available-for-sale securities, net of deferred taxes	—	—	—	—	17,451	17,451	—

Comprehensive income					$239,416

Balance at December 31, 2002	105,076	1,051	709,258	437,130		25,038	(675,560)
Exercise of stock options	1,537	15	33,031	—	—	—	—
Tax benefit realized on exercise of stock options	—	—	8,188	—	—	—	—
Compensatory stock grants	—	—	442
Purchase of treasury stock	—	—	—	—	—	—	(140,639)
Net earnings	—	—	—	351,853	$351,853	—	—
Dividends declared on common shares	—	—	—	(8,127)	—	—	—
Other comprehensive income (loss)	—	—	—	—	(14,416)	(14,416)	—

Comprehensive income					$337,437

Balance at December 31, 2003	106,613	$1,066	$750,919	$780,856		$10,622	$(816,199)

See accompanying notes to consolidated financial statements.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(In thousands)
Cash flows from operating activities:
Net earnings	$351,853	$221,965	$322,421
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	28,530	22,928	21,417
Noncash income	(16,584)	(17,519)	—
Litigation and other noncash charges	3,535	177,832	—
Deferred income taxes	75,775	(36,432)	66,127
Realized gain on sale of investments	(30,849)	(26,883)	(20,787)
Changes in assets and liabilities, net of balances acquired:
Premiums receivable	86	11,039	19,567
Other receivables	14,749	(9,241)	56,316
Prepaid expenses and other current assets	(1,571)	(4,416)	1,684
Medical costs payable	53,623	323	(17,866)
Trade accounts payable and accrued expenses	(14,683)	232	2,295
Reserve for litigation settlement	(161,300)	—	—
Income taxes payable	36,301	(7,090)	47,789
Unearned revenue	3,290	14,836	112,926
Other, net	442	(3,105)	1,920

Net cash provided by operating activities	343,197	344,469	613,809

Cash flows from investing activities:
Capital expenditures	(14,683)	(18,981)	(21,386)
Purchases of investments	(1,613,040)	(1,460,763)	(1,193,074)
Sales and maturities of investments	1,349,719	1,386,443	1,130,811
Acquisitions, net of cash acquired	—	(1,288)	(19,483)
Other, net	(210)	(75)	798

Net cash used by investing activities	(278,214)	(94,664)	(102,334)

Cash flows from financing activities:
Proceeds from exercise of stock options	32,738	31,545	29,494
Proceeds from borrowings, net	391,371	—	—
Payments under capital leases	(5,003)	(2,552)	(5,700)
Redemption of notes payable	(128,875)	(27,136)	(21,874)
Purchase of treasury shares	(139,871)	(251,509)	(366,497)
Payment of withholding tax on option exercises	(460)	(24,056)	—

Net cash provided (used) by financing activities	149,900	(273,708)	(364,577)

Net increase (decrease) in cash and cash equivalents	214,883	(23,903)	146,898
Cash and cash equivalents at beginning of year	321,627	345,530	198,632

Cash and cash equivalents at end of year	$536,510	$321,627	$345,530

Supplemental schedule of non-cash investing and financing activities:
Unrealized (depreciation) appreciation of investments	$(24,011)	$31,102	$4,920
Tax benefit realized on exercise of stock options	8,188	38,278	12,411
Dividend declared on common shares	8,127	—	—
Fair value of treasury shares associated with option exercise	308	57,554	—
Obligation under capital lease	—	13,771	—
Obligation under outsource agreement	—	—	13,603

See accompanying notes to consolidated financial statements.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

Oxford Health Plans, Inc. (“Oxford” or the “Company”) is a regional health care company providing health care coverage primarily in New York, New Jersey and Connecticut. Oxford was incorporated on September 17, 1984 and began operations in 1986. Oxford owns and operates three health maintenance organizations (“HMOs”) and two insurance companies and offers health benefits administration and certain other services.

Oxford’s HMOs, Oxford Health Plans (NY), Inc. (“Oxford NY”), Oxford Health Plans (NJ), Inc. (“Oxford NJ”), Oxford Health Plans (CT), Inc. (“Oxford CT”), have each been granted a certificate of authority to operate as a health maintenance organization by the appropriate regulatory agency of the state in which it operates. Oxford Health Insurance, Inc. (“OHI”), a wholly-owned subsidiary of Oxford NY, currently does business under accident and health insurance licenses granted by the Department of Insurance in the states of New York and Connecticut, the Department of Banking and Insurance of New Jersey and the Commonwealth of Pennsylvania. The Company’s ancillary and specialty benefit plans are offered primarily through Oxford Benefit Management, Inc. (“OBM”). Investors Guaranty Life Insurance Company (“IGL”) is a California insurance company licensed to issue individual and group annuity, life and health insurance policies in most states. OBM and IGL are wholly owned subsidiaries of the Company. In March 2002, the Company acquired MedSpan, Inc. and its subsidiary, MedSpan Health Options, Inc. (together, “MedSpan”), a Connecticut managed healthcare organization. Effective January 2003, the assets and liabilities of MedSpan were transferred to and assumed by Oxford CT pursuant to an assumption reinsurance agreement.

Oxford maintains a health care network of hospitals, physicians and ancillary health care providers who have entered into formal contracts with Oxford. These contracts set reimbursement at either fixed levels or pursuant to certain risk-sharing arrangements and require adherence to Oxford’s policies and procedures for quality and cost-effective treatment.

(2) Summary of Significant Accounting Policies

(a) Principles of consolidation. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of Oxford Health Plans, Inc. and its subsidiaries. All intercompany balances have been eliminated in consolidation.

(b) Premium revenue. Membership contracts are generally established on a yearly basis subject to cancellation by the individual, employer group or Oxford upon 30 days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the month in which Oxford is obligated to provide services to members, and are net of estimated terminations of members and groups. The Company receives premium payments from the federal Centers for Medicare and Medicaid Services (“CMS”) on a monthly basis for its Medicare membership. In 2003, premiums received from CMS represented approximately 11.9% of the Company’s total premium revenue earned. Membership and category eligibility are periodically reconciled with CMS and could result in revenue adjustments. The Company is not aware of any material claims, disputes or settlements relating to revenues it has received from CMS. Premiums receivable are presented net of valuation allowances for estimated uncollectable amounts and retroactive billing adjustments of approximately $11.9 million and $13.5 million in 2003 and 2002, respectively. Premium revenues are net of write-off’s and other premium adjustments of approximately $6.1 million, $4.1 million and $7 million in 2003, 2002 and 2001, respectively. A component of unearned revenue represents the portion of premiums received for which Oxford is not obligated to provide services until a future date.

(c) Health care services cost recognition. The Company contracts with various health care providers for the provision of medical care services to its members and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Costs of health care and medical costs payable for health

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

care services provided to enrollees are estimated by management based on evaluations of providers’ claims submitted and provisions for incurred but not reported or paid claims (“IBNR”). The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. These estimates are reviewed by state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. Adjustments to prior period estimates, if any, are included in current period results. Favorable development of prior years estimated medical costs is primarily the result of ongoing incremental improvements in processes such that the level of completion of claims was, in retrospect, slightly higher than estimated in the prior periods. Medical costs payable also reflects payments required by or anticipated benefits from rebates, reinsurance, cost sharing arrangements and public policy initiatives, including the New York Market Stabilization Pools (the “Pools”). While the Company has established its liabilities and recoveries under the Pools based on its interpretations of the regulations, the amounts recorded related to the 1999 through 2003 Pool years may differ, perhaps materially, from amounts that will ultimately be paid or received from the Pools based on final reconciliations. Management believes that the Company’s reserves for medical costs payable are adequate to satisfy its ultimate unpaid claim liabilities.

Losses, if any, are recognized when it is probable that the expected future health care cost of a group of existing contracts (and the costs necessary to maintain those contracts) will exceed the anticipated future premiums, investment income and reinsurance recoveries on those contracts. Groups of contracts are defined as commercial, individual and government contracts consistent with the method of establishing premium rates. The Company recognizes premium deficiency reserves based upon expected premium revenue, medical expense and administrative expense levels and remaining contractual obligations using the Company’s historical experience. Anticipated investment income is not included in the determination of premium deficiency reserves since its effect is deemed to be immaterial. The Company evaluates the need for premium deficiency reserves on a quarterly basis. As of December 31, 2003, there were no premium deficiency reserves required.

The following table shows the components of the change in medical costs payable for the years ended December 31, 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Balances as of January 1,	$618.6	$595.1	$612.9
Business purchases	—	25.7	—
Components of health care services expense:
Estimated costs incurred	4,276.2	3,904.1	3,416.3
Estimate changes	(33.8)	(55.3)	(15.0)

Health care services expense	4,242.4	3,848.8	3,401.3

Payments for health care services related to:
Current year	(3,644.0)	(3,347.1)	(2,911.3)
Prior year	(545.5)	(503.9)	(507.8)

Total paid	(4,189.5)	(3,851.0)	(3,419.1)

Balances as of December 31,	$671.5	$618.6	$595.1

Balances as of December 31 related to:
Current year	$632.2	$557.0	$505.0
Prior years	39.3	61.6	90.1

Total	$671.5	$618.6	$595.1

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in estimate changes are favorable development of prior years estimated medical costs of approximately $33.8 million, $33.3 million and $8.4 million for 2003, 2002 and 2001, respectively, and estimate changes in New York market stabilization pool reserves and stop loss pool recoveries of approximately $22 million and $6.6 million for 2002 and 2001, respectively.

(d) Cash equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) Investments. Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive income (loss), net of income tax effects where applicable. The Company recognizes an impairment charge when the decline in the fair value of its investments below the cost basis is judged to be other than temporary. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income. The Company requires a credit rating of A or higher on its initial acquisition of investments and maintains an average rating of AA+ on the overall portfolio.

(f) Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets.

(g) Computer software costs. Internal and external direct and incremental costs of $3.8 million and $3.6 million incurred in developing or obtaining computer software for internal use were capitalized for the years ended December 31, 2003 and 2002, respectively. These costs are presented in property and equipment and are being amortized using the straight-line method over their estimated useful lives, generally two years.

(h) Income taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Accordingly, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation reserve against the estimated amounts of deferred taxes that it believes do not meet the more likely than not recognition criteria.

(i) Goodwill and other intangible assets. Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”) requires that the purchase accounting method of accounting be used for all business combinations initiated after June 30, 2001, and that certain intangible assets acquired in a business combination be recognized as assets apart from goodwill. SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) requires goodwill and other indefinite-lived assets to be tested for impairment under certain circumstances, but at least annually and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Other intangible assets with finite lives are carried at cost less accumulated amortization. Amortization is computed over the useful lives of the respective assets, generally four to five years.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(j) Impairment of long-lived assets. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(k) Earnings per share. Basic earnings per share is calculated on the weighted-average number of common shares outstanding. Diluted earnings per share is calculated on the weighted-average number of common shares and common share equivalents resulting from options outstanding.

(l) Stock option plans. At December 31, 2003, the Company has three primary stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings to the extent options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The Company recorded stock-based compensation expense in net earnings of approximately $0.4 million, $0.3 million and $1.9 million in 2003, 2002 and 2001, respectively, related to the modification of option terms that resulted in new measurement dates and the grant of options at other than fair market value on the date of the grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the years ended December 31.

	2003	2002	2001
	(In thousands, except per share amounts)
Net earnings, as reported	$351,853	$221,965	$322,421
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,460)	(17,641)	(25,892)

Pro forma net earnings	$341,393	$204,324	$296,529

Basic earnings per share
As reported	$4.26	$2.55	$3.35
Pro forma	$4.14	$2.34	$3.08
Diluted earnings per share
As reported	$4.15	$2.45	$3.21
Pro forma	$4.03	$2.25	$2.95

(m) Marketing costs. Marketing and other costs associated with the acquisition of plan member contracts are expensed as incurred.

(n) Use of estimates. The accompanying consolidated financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates include reserves for IBNR, estimated receivables from or payables to the Pools, litigation defense costs and settlements, reserves for bad debts and retroactivity, the fair value of intangible assets and the carrying value of investments. Actual results could differ from these and other estimates.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(o) Business segment information. The Company operates in one principal business segment, offering commercial (large group, small group, individual and HMO) and Medicare products to a diverse group of customers primarily in New York, New Jersey and Connecticut. All products entitle an insured to obtain services from a specified subset of the Company’s provider network. Substantially all of these products are supported by the same executive management team and share common underwriting and claim functions. The Company does not allocate indirect expenses to any product lines. Assets are not separately identified by product. Accordingly, the Company does not maintain separate comprehensive profit and loss accounts for these product lines, other than tracking membership, premium revenue and medical expense. In the opinion of the Company’s management, these product lines possess similar economic characteristics and meet the aggregation criteria described in SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.

Generally, the Company maintains separate subsidiaries for each state where it conducts business and for which financial information is accumulated and reported, both internally and externally. However, this structure is necessitated by regulatory requirements and generally not viewed by management as a means to operate the business. Administrative expenses are not tracked individually by subsidiary, but rather are subject to an allocation process approved by regulatory authorities.

Membership data (as of December 31) and premium revenue and medical loss ratios (for the years ended December 31), were as follows for the Company’s commercial and Medicare plans:

	2003	2002	2001
Membership:
Commercial	1,429,900	1,479,500	1,372,300
Medicare	70,800	70,100	77,800
Premium revenue (in thousands):
Commercial	$4,706,793	$4,265,745	$3,653,096
Medicare	$632,534	$585,219	$659,295
Medical loss ratio:
Commercial	78.8%	79.1%	78.4%
Medicare	84.0%	81.0%	81.2%

The medical loss ratio, including the effect of prior year medical cost development, if any, for the Company’s commercial and Medicare plans, is defined as the ratio of health care services expense to premium revenue.

(p) Reclassifications. Certain reclassifications have been made to prior period amounts to conform to the current presentation.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Investments

The following is a summary of marketable securities as of December 31, 2003 and 2002:

December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Available-for-sale:
U.S. government obligations	$507,079	$2,922	$(1,070)	$508,931
Corporate obligations	388,627	13,272	(2,233)	399,666
Municipal bonds	132,128	2,850	(361)	134,617
Mortgage and asset backed securities	324,524	4,292	(1,495)	327,321

Total investments	$1,352,358	$23,336	$(5,159)	$1,370,535

Held-to-maturity:
U.S. government obligations	$55,026	$1,328	$(359)	$55,995
Municipal bonds	4,712	188	—	4,900

Total held-to-maturity	$59,738	$1,516	$(359)	$60,895

December 31, 2002:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Available-for-sale:
U.S. government obligations	$374,949	$15,193	$—	$390,142
Corporate obligations	339,341	14,815	(669)	353,487
Municipal bonds	104,969	3,305	(170)	108,104
Mortgage and asset backed securities	241,217	10,234	(520)	250,931

Total investments	$1,060,476	$43,547	$(1,359)	$1,102,664

Held-to-maturity:
U.S. government obligations	$47,642	$2,679	$—	$50,321
Municipal bonds	4,758	153	—	4,911
Cash and short-term investments	4,021	—	—	4,021

Total held-to-maturity	$56,421	$2,832	$—	$59,253

The amortized cost and estimated fair value of marketable debt securities at December 31, 2003, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of securities may have the right to prepay such obligations without prepayment penalties.

	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$52,418	$52,827	$6,450	$6,643
Due after one year through five years	505,732	511,546	43,496	44,415
Due after five years through ten years	275,079	281,926	8,195	8,163
Due after ten years	519,129	524,236	1,597	1,674

Total	$1,352,358	$1,370,535	$59,738	$60,895

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain information related to marketable securities is as follows:

	2003	2002	2001
	(In thousands)
Proceeds from sale or maturity of available-for-sale securities	$1,318,374	$1,380,307	$1,111,138
Proceeds from maturity of held-to-maturity securities	31,345	6,136	19,673

Total proceeds from sale or maturity of marketable securities	$1,349,719	$1,386,443	$1,130,811

Gross realized gains on sale of available-for-sale securities	$32,553	$30,947	$21,923
Gross realized losses on sale of available-for-sale securities	(1,704)	(4,064)	(1,136)

Net realized gains on sale of marketable securities	$30,849	$26,883	$20,787

Net unrealized (loss) gain on available-for-sale securities included in comprehensive income	$(24,011)	$31,102	$4,920
Deferred income tax benefit (expense)	9,513	(13,651)	(971)

Other comprehensive (loss) income	$(14,498)	$17,451	$3,949

Net investment income, including net realized gains in 2003, 2002 and 2001 was $85.6 million, $91.4 million and $93.6 million, respectively. Other income in 2003 and 2002 includes approximately $15.2 million related to the Company’s pharmacy benefit agreement. In addition, 2002 results include investment valuation losses of approximately $13.7 million.

(4) Income Taxes

Income tax expense (benefit) consists of:

	Current	Deferred	Total
	(In thousands)
Year ended December 31, 2003
Federal	$132,357	$64,372	$196,729
State and local	23,243	11,664	34,907

Total	$155,600	$76,036	$231,636

Year ended December 31, 2002
Federal	$155,850	$(35,707)	$120,143
State and local	40,464	(5,755)	34,709

Total	$196,314	$(41,462)	$154,852

Year ended December 31, 2001
Federal	$119,076	$30,625	$149,701
State and local	14,754	24,875	39,629

Total	$133,830	$55,500	$189,330

Cash paid for income taxes was approximately $119.6 million, $197.3 million and $75.9 million during 2003, 2002 and 2001, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense differed from the amounts computed by applying the federal income tax rate of 35% to earnings before income taxes as a result of the following:

	2003	2002	2001
	(In thousands)
Income tax expense at statutory tax rate	$204,221	$131,886	$179,113
State and local income taxes, net of federal income tax benefit	22,690	22,561	31,217
Change in valuation allowance	—	—	(21,000)
Other, net	4,725	405	—

Income tax expense	$231,636	$154,852	$189,330

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2003 and 2002 are as follows:

	2003	2002
	(In thousands)
Deferred tax assets (liabilities):
Unearned revenue	$29,810	$36,458
Trade accounts payable and accrued expenses	8,299	13,727
Medical costs payable	7,910	8,350
Property and equipment	8,413	10,502
Allowance for doubtful accounts	6,514	6,836
Net operating loss carryforwards	7,997	6,355
Restructuring related	1,283	1,864
Unrealized appreciation in value of available for sale investments	(7,637)	(17,150)
Intangible assets	(3,704)	(4,550)
Litigation settlement reserve	—	59,016
Other	(939)	2,551

Total gross deferred assets	57,946	123,959
Less valuation allowances	(3,134)	(3,134)

Net deferred tax assets	$54,812	$120,825

The remaining valuation allowance at December 31, 2003 of $3.1 million relates primarily to the recognition of certain restructuring related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2003.

In light of the Company’s progress from 1999 through 2001, its estimates of future earnings and the expected timing of the reversal of other net tax deductible temporary differences, management concluded that a valuation allowance was no longer necessary for its federal and state net operating loss carryforwards and certain other temporary differences. In addition, in 2001, based on the recognition of realized gains, the valuation allowance related to capital loss carryforwards was reversed. The income tax expense recorded for the year ended December 31, 2001 included the reversal of $21 million of deferred tax valuation allowances.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Property and Equipment

Property and equipment, net of accumulated depreciation, is as follows:

	As of December 31,
	2003	2002
	(In thousands)
Land and buildings	$40	$40
Furniture and fixtures	12,221	10,627
Equipment	76,175	65,597
Leasehold improvements	31,587	29,316

Property and equipment, gross	120,023	105,580
Accumulated depreciation and amortization	(88,385)	(71,135)

Property and equipment, net	$31,638	$34,445

Depreciation and amortization of property and equipment aggregated $17.4 million, $15.6 million and $16.3 million during the years ended December 31, 2003, 2002 and 2001, respectively.

(6) Debt

Debt consists of the following:

	December 31,
	2003	2002
	(In thousands)
Senior Secured Term Loan, dated April 25, 2003	$398,000	$—
Senior Secured Term Loan, dated December 31, 2000	—	126,875

Total	398,000	126,875
Less current portion	(4,000)	(30,625)

Long-term debt	$394,000	$96,250

On April 25, 2003, the Company entered into new financing arrangements consisting of a new 6-year $400 million term loan (the “New Term Loan”) and a 5-year $50 million revolving credit facility (the “Revolver”, together with the New Term Loan, the “New Credit Facilities”). Borrowings under the New Term Loan initially bear interest, subject to periodic resets, at either a base rate (“New Base Rate Borrowings”), or LIBOR plus an applicable margin based on the Company’s credit ratings. Interest on New Base Rate Borrowings is calculated as the higher of (a) the prime rate or (b) the federal funds effective rate, as defined, plus an applicable margin based on the Company’s credit ratings. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver. The New Term Loan has mandatory principal payments of 1% of the outstanding principal per year, payable quarterly, for the first five years with the balance due in the sixth year and provides for voluntary prepayments of principal without penalty of a minimum amount of $5 million. In order to make restricted payments, as defined, including share repurchases and dividends, the Company is required to maintain parent company cash and investment balances at a minimum of $75 million plus the next four quarters scheduled principal payments under the loan. Parent company cash and investments above these minimum requirements are available for restricted payments, as defined, including share repurchases and shareholder dividends. A portion of the proceeds of the New Term Loan were used to retire the senior secured term loan outstanding (the “Term Loan”). In connection with the New Credit Facilities and repayment of the former Term Loan, in April 2003, the Company incurred costs, capitalized as part of other noncurrent assets, of approximately $8.6 million and wrote

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

off approximately $3.4 million of unamortized debt costs associated with the former Term Loan as a component of interest and other financing costs in the second quarter of 2003. The costs related to the New Credit Facilities are being written off ratably to income over periods of 5 to 6 years. Effective December 2, 2003, the Company re-priced its New Term Loan, reducing the applicable margins for both LIBOR and New Base Rate Borrowings. In connection with the re-pricing, the Company expensed approximately $1.1 million as a component of interest and other financing costs in the fourth quarter of 2003.

In connection with the New Term Loan and in order to reduce the variability of cash flows with respect to interest payments, the Company entered into interest rate swap agreements (“Swap Agreements”) during 2003 to manage its exposure to variable rate debt. The Swap Agreements effectively convert a portion of the Company’s variable-rate debt to a fixed rate basis. The Swap Agreements are classified as cash flow hedges and have terms of up to three years, maturing from May 2004 through May 2006. The Company records the Swap Agreements on its consolidated balance sheet as an offset to other non-current assets at their then fair value and adjusts the Swap Agreements to current market value through other comprehensive income. The Company anticipates that the Swap Agreements will continue to be effective, but it will recognize all or a portion of any unrealized gain or loss related to these contracts directly to income to the extent they are deemed to no longer be effective.

The notional amount of the Swap Agreements was $250 million and the estimated unrealized gain on the Swap Agreements was approximately $0.1 million at December 31, 2003. The effective annual interest rate on the New Term Loan, including the effect of the Swap Agreements, is currently approximately 3.8%.

The Company made cash payments for interest expense on indebtedness and delayed claims of approximately $13.3 million, $10.5 million and $16.1 million in 2003, 2002 and 2001, respectively.

(7) Share Repurchase Program

The Company’s Board of Directors has approved a share repurchase program for up to $1 billion of the Company’s outstanding common stock through December 2004. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Under this program, during the three years ended December 31, 2001, 2002 and 2003, the Company repurchased 12,961,000 shares, 6,833,700 shares and 4,036,700 shares, respectively, of its common stock at a cost of approximately $366.1 million, $251.3 million and $139.8 million, respectively. As of December 31, 2003, the Company had repurchased a total of 23,831,400 shares of its common stock under this program at a total cost of approximately $757.2 million. The Company had remaining share repurchase authority of approximately $242.8 million at December 31, 2003.

(8) Stock Option Plans

The Company grants fixed stock options under its 1991 Stock Option Plan, as amended (the “1991 Plan”), to certain directors, employees and consultants, under its 1997 Independent Contractor Stock Option Plan (the “Independent Contractor Plan”) to certain independent contractors who materially contribute to the long-term success of the Company and under its 2002 Nonemployee Director Stock Option Plan (the “2002 Director Plan”) to outside directors to purchase common stock at a price not less than 100% of quoted market value at date of grant. Prior to 2002, stock options were granted to nonemployee directors under a predecessor 1991 Nonemployee Director Plan (the “1991 Director Plan”), which expired by its terms in 2001 except as to options outstanding. In 2002, the Company obtained Board and shareholder approval of a new 2002 Equity Incentive Compensation Plan (the “2002 Plan”) pursuant to which the Company can issue stock options, restricted stock, stock appreciation rights and other forms of equity compensation to certain directors, employees and consultants. To date, the Company has not issued any awards under the 2002 Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 1991 Plan and the 2002 Plan provide for granting of nonqualified stock options and incentive stock options which vest as determined by the Board of Directors and expire over varying terms, but not more than seven years from date of grant. As stated above, the 2002 Plan also provides for awards of restricted stock, stock appreciation rights and other equity-based awards. The Independent Contractor Plan provides for granting of nonqualified stock options that vest as determined by the Company and expire over varying terms, but not more than seven years from the date of the grant. The 1991 Plan, the 2002 Plan and the Independent Contractor Plan are administered by a compensation committee currently comprised of three members of the Board of Directors as selected by the Board. The committee determines the individuals to whom awards shall be granted as well as the terms and conditions of each award, the grant date and the duration of each award. All options are initially granted at fair market value on the date of grant.

The 2002 Director Plan provides for granting of nonqualified stock options to nonemployee directors of the Company. The plan provides that each year on the first Friday following the Company’s annual meeting of stockholders, each individual elected, re-elected or continuing as a nonemployee director automatically receives a nonqualified stock option for 10,000 shares of common stock with an exercise price at the fair market value on that date. The plan further provides that one-fourth of the options granted under the plan vest on each of the date of grant and the following three anniversaries of the date of grant. The 1991 Director Plan had comparable provisions except that the annual option grant was for 5,000 shares.

Stock option activity for all fixed option plans, adjusted for all stock splits, is summarized as follows:

	Shares	Weighted-Average Exercise Prices
Outstanding at January 1, 2001	10,393,999	$16.03
Granted	6,835,575	31.00
Exercised	(2,051,109)	14.40
Cancelled	(1,716,678)	27.06

Outstanding at December 31, 2001	13,461,787	22.47
Granted	384,000	38.47
Exercised	(4,729,771)	13.75
Cancelled	(1,722,627)	30.29

Outstanding at December 31, 2002	7,393,389	27.06
Granted	2,473,300	27.53
Exercised	(1,536,933)	21.50
Cancelled	(452,300)	31.54

Outstanding at December 31, 2003	7,877,456	28.03

Exercisable at December 31, 2003	3,010,981	$25.97

As of December 31, 2003, there were 17,282,559 shares of common stock reserved for issuance under the plans, including 9,405,103 shares reserved for future grant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information about fixed stock options outstanding at December 31, 2003, is summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
$ 5.01 - $15.00	92,675	$12.04	3.24 Years
15.01 - 20.00	1,000,025	16.13	3.87 Years
20.01 - 25.00	73,875	22.85	5.01 Years
25.01 - 30.00	4,530,745	26.44	5.58 Years
30.01 - 50.00	2,170,136	37.54	4.45 Years
50.01 - 74.00	10,000	59.38	3.36 Years

5.01 - 74.00	7,877,456	28.03	5.02 Years

Information about fixed stock options exercisable at December 31, 2003, is summarized as follows:

Range of Exercise Prices	Number Exercisable	Weighted- Average Exercise Price
$ 5.01 - $15.00	92,675	$12.04
15.01 - 20.00	1,000,025	16.13
20.01 - 25.00	49,875	22.13
25.01 - 30.00	926,645	26.02
30.01 - 50.00	931,761	37.72
50.01 - 74.00	10,000	59.38

5.01 - 74.00	3,010,981	25.97

The Company applies APB Opinion No. 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans other than for modifications of option terms that result in new measurement dates.

The per share weighted-average fair value of stock options granted was $10.82, $19.52 and $15.25 during 2003, 2002 and 2001, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: dividend yield of approximately 1% for 2003, expected volatility of 55.6%, 68.09% and 70.71% during 2003, 2002 and 2001, respectively, risk-free interest rates of 1.86%, 2.17% and 3.70% in 2003, 2002 and 2001, respectively, and expected lives of four years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9) Comprehensive Income

The following table summarizes comprehensive income adjustments for the three years ended December 31, 2003, 2002 and 2001 (in thousands):

	2003	2002	2001
Investment Securities:
Net unrealized gain on available-for-sale securities	$6,838	$58,290	$25,707
Income tax expense on above	(2,701)	(23,226)	(9,514)
Reclassification adjustments for gains recognized in income	(30,849)	(26,883)	(20,787)
Income tax benefit on above	12,214	9,270	8,543

	(14,498)	17,451	3,949

Cash Flow Hedges:
Holding gain related to interest rate swaps	136	—	—
Income tax expense on above	(54)	—	—

	82	—	—

Net (loss) gain recognized in other comprehensive income	$(14,416)	$17,451	$3,949

(10) Leases

Oxford leases office space and equipment under operating leases. Rent expense under operating leases for the years ended December 31, 2003, 2002, and 2001 was approximately $10.9 million, $12.2 million and $11.2 million, respectively. The Company’s lease terms range from one to ten years with certain options to renew. Certain lease agreements provide for escalation of payments based on fluctuations in certain published cost-of-living indices.

Property held under capital leases is summarized as follows and is included in property and equipment:

	2003	2002
	(In thousands)
Computer equipment	$13,608	$13,608
Other equipment	163	163

Gross	13,771	13,771
Less accumulated amortization	(8,263)	(2,754)

Net capital lease assets	$5,508	$11,017

.OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2003, are as follows:

Operating Leases
(In thousands)
2004	$13,200
2005	12,300
2006	10,000
2007	9,000
2008	6,300
Thereafter	15,900

Total minimum future rental payments	$66,700

The above amounts for operating leases are net of estimated future minimum subrentals aggregating approximately $5.2 million.

(11) Outsourcing Agreement

In December 2000, the Company entered into a five-year agreement with Computer Sciences Corporation (“CSC”) to outsource certain of its information technology operations, including data center, help desk services, desktop systems and network operations.

CSC was expected to invoice the Company for base operating and capital costs under the original agreement totaling approximately $195 million over the agreement term. Costs for CSC services and equipment utilization fluctuated based on the Company’s actual usage and were billed by CSC at rates established in the agreement. Costs for equipment purchased by CSC that was used for the Company’s operations were capitalized as leased assets and amortized over periods ranging from three to five years based on estimated useful lives, providing that all such equipment was to be fully amortized by the end of the agreement. For the year ended December 31, 2001, the Company capitalized equipment purchases by CSC of approximately $28 million and expensed approximately $31.6 million for operating costs provided by CSC under the original agreement.

In April 2002, the Company agreed with CSC to conclude its information technology outsourcing arrangement. As part of the conclusion of the original agreement, the Company recorded a charge of $15.5 million during the second quarter of 2002, which is included in marketing, general and administrative expenses. The Company entered into a new agreement with CSC effective July 15, 2002, whereby the Company, among other things, leases certain information technology equipment with a fair value of approximately $14 million from CSC over a term of thirty months. The Company capitalized this equipment as leased assets.

(12) Pharmacy Benefit Manager Agreement

In September 2001, the Company entered into a five-year agreement with Medco, effective beginning January 1, 2002, pursuant to which Medco provides pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company’s members. If the Company terminates the pharmacy services agreement during 2004, the Company must pay a termination payment of $5 million. This agreement provided for a payment of $4.5 million to Oxford to offset systems and other costs associated with implementation of designated services. In addition to the pharmacy services agreement, the Company also entered into an alliance agreement with Medco under which the Company has furnished and will continue to furnish de-identified claim information and furnish strategic consultative and other services to Medco over a five-year period in return for a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

total payment of approximately $82.9 million. The Company received a total of $87.4 million in the third and fourth quarters of 2001. Substantially all such amounts are being amortized on a straight-line basis to income over a period of 60 months beginning January 1, 2002. The amount recognized in income included approximately $15.2 million in other income for 2003 and 2002 and approximately $1.4 million and $2.3 million, respectively, as an offset to administrative expense.

In connection with its new pharmacy benefits agreement, the Company provided for costs related to the settlement of its prior pharmacy benefits arrangements. Pursuant to the settlement reached on January 26, 2004, the Company agreed to pay $5.5 million. The Company had established a liability for this amount as of December 31, 2003.

(13) Acquisitions

In May 2001, the Company acquired all of the outstanding stock of Investors Guaranty Life Insurance Company (“IGL”) for a purchase price of approximately $11.8 million, net of cash acquired. The acquisition has been accounted for as a purchase business combination.

On March 1, 2002, the Company acquired all of the outstanding common stock of MedSpan, Inc. and its subsidiary, MedSpan Health Options, Inc. (together, “MedSpan”), a Connecticut managed healthcare organization, for cash of approximately $17.3 million. Effective January 2003, most of the assets and liabilities of MedSpan were transferred to and assumed by Oxford Health Plans (CT), Inc., pursuant to an assumption reinsurance agreement.

In December 2002, the Company sold its investment in MedUnite Inc. (“MedUnite”), an independent, development stage company initially conceived and financed by a number of the nation’s largest health care payors, in exchange for nominal consideration. The Company had made investments totaling approximately $11.4 million in MedUnite. This investment was fully reserved prior to sale.

(14) Employee Benefit and Incentive Plans

The Company has a qualified defined contribution 401(k) savings plan (the “Savings Plan”) that covers all employees with six months of service and at least a part-time employment status as defined. Employees may contribute up to a maximum of 30% of compensation, as defined, up to a maximum annual contribution of $12,000 in 2003. Employee participants are not permitted to invest their contributions in the Company’s common stock. The Savings Plan also provides that the Company make matching contributions, currently 4% up to certain limits, of the salary contributions made by the participants. Of this matching contribution, 1% is in Company stock and 3% may be directed by the participant into several investment choices, including Company stock. The Company’s contributions to the Savings Plan were approximately $3.6 million, $3.2 million and $1.4 million in 2003, 2002 and 2001, respectively.

The Company has a program that provides eligible employees with an annual cash bonus if the Company achieves certain pre-established financial and operating goals. The Company recorded expense under this bonus program of approximately $10.3 million, $12.1 million and $11 million during 2003, 2002 and 2001, respectively. Bonuses to be paid in 2004 related to 2003 are recorded in accounts payable and accrued expenses as of December 31, 2003.

The Company has a Long-Term Incentive Plan (“LTIP”) for members of senior management. The LTIP links cash awards to earnings per share (“EPS”) performance over a two or three year program period. The first payment under the LTIP will be made in early 2004 based upon EPS performance of the Company for the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

performance period 2001-2003. Additional cash awards are anticipated to be paid during 2005 and 2006 for LTIP performance periods that were in place as of December 31, 2003. Individual participants may elect to receive a portion of their LTIP payments in 2005 and beyond in restricted stock units based on their ownership of Oxford stock. The Company has total LTIP accruals recorded of $11.2 million in trade accounts payable and accrued expenses as of December 31, 2003. LTIP expense recorded was approximately $6.2 million, $3.2 million and $1.8 million during 2003, 2002 and 2001, respectively.

Beginning in 2004, the Company began offering a nonqualified deferred compensation plan to members of senior management, other key executives and the Company’s board of directors that provides the opportunity to defer a specified percentage of their applicable compensation, including, among other things, salary, annual bonus, LTIP awards or director’s fees, if applicable. The obligations under this plan will be unfunded and unsecured general obligations of the Company.

(15) Regulatory and Contractual Capital Requirements

Certain restricted cash and investments at December 31, 2003 and 2002, are held on deposit with various financial institutions to comply with state regulatory capital requirements. As of December 31, 2003, approximately $59.7 million was so restricted and is shown as restricted cash and investments in the accompanying consolidated balance sheet. With respect to the Company’s HMO subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. At December 31, 2003 and 2002, the Company’s HMO and insurance subsidiaries had statutory surplus of approximately $698 million and $551 million, respectively, or approximately $480 million and $338 million, respectively, in excess of current regulatory requirements. The Company currently manages its statutory surplus primarily against National Association of Insurance Commissioners Company Action Level (“CAL”) Risk Based Capital (“RBC”), although RBC standards are not yet applicable to all of the Company’s operating subsidiaries. At December 31, 2003, the Company’s statutory surplus was approximately 236% of CAL RBC, compared with approximately 200% at December 31, 2002.

In addition to the foregoing requirements, the Company’s HMO and insurance subsidiaries are subject to certain restrictions on their abilities to make dividend payments, loans or other transfers of cash to Oxford. These restrictions limit the ability of the Company to use cash generated by the subsidiary operations to pay obligations of Oxford, including principal debt service and other financing costs, and limit the Company’s ability to declare and pay shareholder dividends.

During 2003 and 2002, the Company’s subsidiaries paid dividends to the parent company of approximately $208 million and $235 million, respectively, and the Company made cash contributions to its MedSpan HMO subsidiary of $24 million during 2002. The capital contribution was made to ensure that the subsidiary had sufficient surplus under applicable regulations after giving effect to operating results and reductions to surplus resulting from the non-admissibility of certain assets. In addition, dividends of $21 million and $87.3 million were approved and paid in 2003 and 2002, respectively, from the Company’s insurance company, OHI, to its parent company, Oxford NY. In January 2004, the Company received regulatory approval for a dividend of $45 million from Oxford NY to the parent company.

(16) Concentrations of Credit Risk

Concentrations of credit risk with respect to premiums receivable are limited due to the large number of employer groups comprising the Company’s customer base. As of December 31, 2003 and 2002, the Company had no significant concentrations of such credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of obligations of the United States government, certain state

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

governmental entities and high-grade corporate bonds and notes and mortgage and asset backed securities. These investments are managed by professional investment managers within the guidelines established by the Board of Directors, which, as a matter of policy, limit the amounts which may be invested in any one issuer and prescribe certain minimum investee company criteria.

The Company’s commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 72% of its commercial premium revenues received from New York business for the year ended December 31, 2003. As a result, changes in regulatory, market or health care provider conditions in any of these states, particularly New York, could have a material adverse effect on the Company’s business, financial condition or results of operations. In addition, the Company’s revenue under its contracts with CMS represented approximately 12% of its premium revenue earned during 2003.

(17) Contingencies

Following the October 27, 1997 decline in the price per share of the Company’s common stock, more than fifty purported securities class action lawsuits and a related stockholder lawsuit commenced by the State Board of Administration of Florida were filed against the Company, certain of its officers and directors, and the Company’s former independent auditor, KPMG LLP, in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. These lawsuits were consolidated before the Honorable Charles L. Brieant, in the United States District Court for the Southern District of New York (the “Securities Class Action Litigation”).

In the fourth quarter of 1999, the Company purchased insurance policies providing additional coverage of, among other things, certain judgments and settlements, if any, incurred by the Company and individual defendants in certain pending lawsuits and investigations, including, among others, the securities class actions pending against the Company and certain of its former officers and directors and the pending stockholder derivative actions (the “Excess Insurance”).

On March 3, 2003, the Company agreed with the plaintiffs to settle the Securities Class Action Litigation for $225 million (the “Settlement”). In connection with the Settlement, the Company incurred an additional pretax charge of $45 million, net of insurance recoverable, in the first quarter of 2003, which charge, along with prior charges, fully covers all of the Company’s expenses relating to the Settlement and related legal fees and expenses. The Court granted final approval to the Settlement on June 11, 2003. The excess insurance carriers responsible for the first $25 million under the Company’s $200 million Excess Insurance policies contributed $25 million to the Settlement, but the other carriers under the policies refused to contribute to the Settlement. Accordingly, the Company paid $200 million of the Settlement and paid the Excess Insurance carriers an additional premium of $8 million. Also, in connection with the Settlement, (i) plaintiffs settled the class’ claims against KPMG LLP for $75 million and (ii) a derivative shareholder action against KPMG LLP in the name of the Company pending in state court was dismissed with prejudice.

Subject to the terms of the Excess Insurance policies, the Excess Insurance carriers agreed to pay 90% of the amount, if any, by which covered costs exceed a retention amount (the “Retention”), provided that the aggregate amount of insurance under these policies is limited to $200 million. Under the insurance carriers’ interpretation of the Excess Insurance policies, the Company was required to pay a $161.3 million retention and the additional $8 million premium, and, if the Excess Insurance carriers had fully participated in the Settlement, the Company would have to pay approximately $6.4 million in co-insurance. Under the Company’s interpretation of the Excess Insurance policies, the Company was required to pay a $151.3 million retention, the additional $8 million premium and approximately $7.4 million in co-insurance if the insurance carriers had fully participated in the Settlement. Accordingly, under the insurance carriers’ interpretation, the Company’s payment of the Settlement

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

without the full benefit of the Excess Insurance coverage resulted in the Company paying an additional approximately $32.3 million, and, under the Company’s interpretation, approximately $41.3 million. On April 25, 2003, the Company filed suit in Delaware state court against the Excess Insurance carriers that refused to contribute to the settlement to recover at least $41.3 million under the terms of the Excess Insurance policies. During the third quarter of 2003, the Company agreed with certain of the Excess Insurance carriers to settle approximately $17.9 million of its claims for a total of approximately $14.3 million which was reflected in income for the third quarter ended September 30, 2003. The Company has a remaining claim of approximately $23.4 million against one Excess Insurance carrier. The Company intends to vigorously pursue recovery of this outstanding amount. The Company has not recorded any additional recoveries at December 31, 2003 related to a potential favorable outcome of this litigation.

On September 7, 2000, the Connecticut Attorney General filed suit against four Health Maintenance Organizations (“HMOs”), including the Company, in the federal district court in Connecticut, on behalf of a putative class consisting of all Connecticut members of the defendant HMOs who were enrolled in plans governed by the Employee Retirement Income Security Act (“ERISA”). The suit alleged that the named HMOs breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) failing to timely pay claims; (ii) the use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iii) the inappropriate use of drug formularies; (iv) failing to respond to member communications and complaints; and (v) failing to disclose essential coverage and appeal information. The suit sought preliminary and permanent injunctions enjoining the defendants from pursuing the complained of acts and practices. Also, on September 7, 2000, a group of plaintiffs’ law firms commenced an action in federal district court in Connecticut against the Company and four other HMOs on behalf of a putative national class consisting of all members of the defendant HMOs who are or have been enrolled in plans governed by ERISA within the past six years. The substantive allegations of this complaint, which also claimed violations of ERISA, were nearly identical to that filed by the Connecticut Attorney General. The complaint demanded the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief. Although this complaint was dismissed without prejudice as to the Oxford defendants, another identical complaint against the Company was filed on December 28, 2000 in the federal district court in Connecticut under the caption Patel v. Oxford Health Plans of Connecticut, Inc. (the “Patel action”). On November 30, 2000, the Judicial Panel on Multidistrict Litigation (“JPML”) issued a Conditional Transfer Order, directing that the Connecticut Attorney General action be transferred to the Southern District of Florida for consolidated pretrial proceedings along with various other ERISA and Racketeering Influenced and Corrupt Organizations (“RICO”) cases pending against other HMOs, which order was confirmed on April 17, 2001. On November 13, 2001, the JPML issued a Conditional Transfer Order, directing that the Patel action also be transferred to the consolidated proceedings in Florida, which order was confirmed on February 20, 2002. By Order dated September 26, 2002, Judge Moreno of the Southern District of Florida, denied the motion for class certification made by plaintiffs in the member proceeding (the “Subscriber Track”). The Company reached agreement to settle the Patel action by paying the individual plaintiffs a total of $12,500, which case has now been dismissed. By Orders dated September 18, 2003, Judge Moreno granted the motion of Oxford and other defendants to dismiss the Connecticut Attorney General action and ruled that the Subscriber Track in this MDL was closed in light of the dismissal of all cases in that track. The Connecticut Attorney General has appealed the dismissal of this action.

On February 14, 2001, the Connecticut State Medical Society (“CSMS”) filed a lawsuit against the Company’s Connecticut HMO subsidiary in Connecticut state court on behalf of both itself and its members who had Oxford contracts. The suit asserted claims for breach of contract, breach of the implied duty of good faith and fair dealing, violation of the Connecticut Unfair Trade Practices Act (“CUTPA”) and negligent misrepresentation based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The Court ruled on December 13, 2001 that CSMS lacked standing to assert any claims on behalf of its member physicians, and on October 25, 2002 granted the Company’s motion to strike the complaint for failure to state a claim under CUTPA. On November 12, 2002, CSMS filed a notice of appeal with respect to the Court’s October 25th decision. The appeal is now fully briefed.

On August 15, 2001, the Medical Society of the State of New York (“MSSNY”), and three individual physicians, filed two separate but nearly identical lawsuits against the Company and the Company’s New York HMO subsidiary in New York state court, on behalf of all members of the MSSNY who provided health care services pursuant to contracts with the Company during the period August 1995 through the present. The suit filed by the individual physicians was styled as a class action complaint. Both suits asserted claims for breach of contract and violations of New York General Business Law, Public Health Law and Prompt Payment Law, based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The complaint filed by the MSSNY seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney’s fees and costs. By Order dated January 23, 2003, the Court granted the Company’s motion to stay the purported class action case and compel arbitration. The Court further dismissed the claims under the Prompt Pay Law and the Public Health Law. By order dated January 24, 2003, the Court granted the Company’s motion to dismiss the MSSNY complaint in its entirety. On February 28, 2003, MSSNY and the individual physicians filed notices of appeal regarding the January 23, 2003 and January 24, 2003 orders.

On April 12, 2002, Dr. John Sutter, a New Jersey physician, filed a purported class action complaint against the Company in New Jersey state court, on behalf of all New Jersey providers who provide or have provided health care services to members of Oxford’s health plans. The suit asserts claims for breach of contract, breach of the implied duty of good faith and fair dealing, and violations of the New Jersey Prompt Pay Act and Consumer Fraud Act, and seeks compensatory damages, treble damages on the Consumer Fraud Act claim, punitive damages, reformation of the provider contracts, and attorney’s fees and costs. On October 25, 2002, the Court dismissed the complaint and granted the Company’s motion to compel arbitration. On or about December 11, 2002, Dr. Sutter filed the same purported class action complaint with the American Arbitration Association. The parties are now engaged in discovery to determine whether the arbitration may proceed as a class.

On or about May 8, 2002, the Medical Society of New Jersey (“MSNJ”) filed separate lawsuits against the Company and four other HMOs in New Jersey chancery court, on behalf of itself and its members who have contracted with Oxford and the other defendants. The suit against the Company asserted several claims, including violations of the New Jersey Prompt Pay Act and Consumer Fraud Act and tortious interference with prospective economic relations, based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iv) failure to provide adequate staffing to handle physician inquiries; and (v) practice of forcing physicians into unfair contracts that infringe on relationships with patients. The complaint sought a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney’s fees and costs. By order dated September 22, 2003, the Court granted Oxford’s motion to dismiss the complaint in its entirety for lack of standing and for failure to state an actionable claim. The MSNJ has appealed the dismissal of this action.

On or about September 22, 2003, the Company and Triad Healthcare, Inc. (“Triad”) were sued in federal court in the Southern District of New York in a purported class action on behalf of all Oxford members who are or were Oxford policy holders with coverage for chiropractic care. The suit alleges that Oxford and Triad, which

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Oxford has engaged to assist in managing chiropractic services, have breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) the use of inappropriate and cost-based criteria as the basis for denials; (ii) providing financial incentives to Triad to deny care; (iii) failing to disclose such financial incentives and misrepresenting that chiropractic coverage would be based on medical necessity; and (iv) intentionally delaying the payment of claims. The complaint demands the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief and attorney’s fees. On January 14, 2004, the Company filed its motion to dismiss the complaint in its entirety for failure to state a claim under ERISA.

On March 30, 2001, the Company and Express Scripts, Inc. (“ESI”) executed a Settlement Agreement and an Amendment to a 1998 Prescription Drug Program Agreement (the “Amended ESI Agreement”), which agreements resolved the Company’s claims against ESI and ESI’s subsidiary, Diversified Pharmaceutical Services, Inc., under the risk arrangement portions of the original 1998 Prescription Drug Program Agreement with ESI in exchange for a payment to the Company of $37 million. The Amended ESI Agreement further provided that, among other things, (i) ESI would continue to administer the Company’s prescription drug benefits until December 31, 2005; and (ii) in the event that the Company terminated the agreement without cause prior to this date, ESI would be entitled to certain annual payments through 2005 (the “Termination Payments”), which Termination Payments would constitute ESI’s sole remedy for such early termination. In September 2001, the Company formally notified ESI that it would terminate its agreement with ESI on December 31, 2001 and recorded an estimated liability for the Termination Payments plus estimated defense costs. ESI subsequently notified the Company that it believed the Company’s termination constitutes a material breach of the Amended ESI Agreement and, on March 6, 2002 commenced an arbitration proceeding to enforce its rights and seek remedies. On January 26, 2004, the Company and ESI settled the arbitration. Pursuant to the settlement, the Company agreed to pay the remaining Termination Payment amount of $5 million along with an additional $500,000.

On May 23, 2003, the Company submitted to the United States Patent and Trademark Office, a Notice of Opposition to an application by Oxford Life Insurance Company (“OLIC”), headquartered in Phoenix, Arizona, for registration of a federal service mark “www.Oxfordlife.com”. OLIC also is seeking registration of the mark “Oxford Life Insurance Company”. The Company currently has numerous marks, including federal trademark and service mark registrations, that include the terms “Oxford” and “Oxford Health Plans”. On July 28, 2003, OLIC filed an answer to the Company’s Notice of Opposition and filed a counterclaim for cancellation of all marks registered by the Company that include the word “Oxford”. Also, on July 28, 2003, OLIC filed suit in the Federal District Court for the District of Arizona seeking to cancel the Company’s federal trademark and service mark registrations that include the word “Oxford”, seeking preliminary and permanent injunctions against the Company from continuing to use trademarks and service marks that include the word “Oxford” and seeking damages against the Company. On January 14, 2004, the Company and OLIC entered into a settlement agreement to resolve this dispute. Pursuant to the settlement agreement, OLIC has the right to use and register the marks “Oxford Life Insurance Company” and “www.Oxfordlife.com” in connection with life insurance, disability insurance, long term care insurance, administration of employee benefit plans, annuity products, financial planning and certain related products, and the Company has the right to register or maintain the registration of, and use the marks “Oxford” and any variant thereof including but not limited to “Oxford Health Plans” for pre-paid health care plans, health care insurance, HMO services, managed care plans, administration and promotion of ancillary and specialty health benefit products and services in the field of health insurance, health maintenance organizations and self-funded benefit programs, insurance agency and brokerage services, health care benefit administration services and benefits administration, generally excluding those services authorized to be federally registered by OLIC. The settlement will permit the Company to maintain all of its trademark and service mark registrations and to register any new “Oxford” trademarks and service marks in the fields described above.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company is also subject to examinations and investigations by various state and federal agencies from time to time with respect to its business and operations. The outcome of any such examinations and investigations, if commenced, cannot be predicted at this time.

The Company is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by insurance. Some of these actions involve claims by the Company’s members in connection with benefit coverage determinations and alleged acts by network providers. The Company is also routinely engaged in disputes and negotiations with health care providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such disputes and negotiations, hospitals, hospital systems and other providers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. The result of these legal actions, disputes and negotiations could adversely affect the Company through termination of existing contracts, involvement in litigation, adverse judgments or other results or could expose the Company to other liabilities. The Company believes any ultimate liability associated with these legal actions, disputes and negotiations would not have a material adverse effect on the Company’s consolidated financial position.

(18) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amount approximates fair value based on the short-term maturities of these instruments.

Premiums receivable: The carrying amount approximates fair value based on the relatively short duration of outstanding amounts.

Investments: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

Long-term debt: The carrying amount of long-term debt, including the current portion, approximates fair value as the interest rates of outstanding debt are similar to like borrowing arrangements at December 31, 2003.

Interest rate swap agreements: Fair values are estimated using values obtained from independent pricing services.

(19) Government Programs

During 2003, 2002 and 2001, the Company earned premiums of $632.5 million, $585.2 million and $659.3 million, respectively, associated with Medicare.

As a contractor for Medicare programs, the Company is subject to regulations covering operating procedures. The laws and regulations governing risk contractors are complex and subject to interpretation. CMS monitors the Company’s operations to ensure compliance with the applicable laws and regulations. There can be no assurance that administrative or systems issues or the Company’s current or future provider arrangements will not result in adverse actions by CMS.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(20) Quarterly Information (Unaudited)

Tabulated below are certain data for each quarter of 2003 and 2002.

	Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands, except membership and per share amounts)
Year ended December 31, 2003:
Net operating revenues	$1,313,577	$1,334,325	$1,349,074	$1,354,635
Operating expenses	1,176,359	1,233,012	1,197,207	1,210,944
Net earnings	$72,925	$72,476	$111,000	$95,452
Per common and common equivalent share:
Basic	$0.87	$0.87	$1.35	$1.18
Diluted	$0.86	$0.85	$1.31	$1.14
Membership at quarter-end	1,592,600	1,568,200	1,554,300	1,539,200
Year ended December 31, 2002:
Net operating revenues	$1,147,968	$1,207,253	$1,246,364	$1,267,123
Operating expenses	1,044,629	1,128,743	1,079,996	1,170,868
Net earnings	71,443	52,873	23,808	73,841
Per common and common equivalent share:
Basic	$0.82	$0.60	$0.27	$0.86
Diluted	$0.78	$0.58	$0.26	$0.84
Membership at quarter-end	1,574,500	1,601,800	1,611,100	1,601,500

Net operating revenues include premiums earned and third-party administration fees, net. Operating expenses include health care services and marketing, general and administrative expenses and exclude the net litigation charge for settlement. Net earnings per common and common equivalent share is computed independently for each of the quarters presented in accordance with SFAS 128. Therefore, the sum of the quarterly net earnings per common and common equivalent share may not equal the total computed for the year or any cumulative interim period.

For the three months ended March 31, 2003, the Company recorded a net charge of $45.0 million, or $0.32 per diluted share, related to the final settlement of the securities class action lawsuits brought in 1997 following the October 27, 1997 decline in the price of the Company’s stock.

For the three months ended September 30, 2003, the Company settled a claim against certain excess insurance carriers related to securities class action lawsuits brought in 1997 and received a payment of approximately $14.3 million, or $0.10 per diluted share.

In April 2002, the Company agreed with CSC to conclude its information technology outsourcing arrangement and entered into a new agreement with CSC effective July 15, 2002. As a result of the conclusion of the original agreement, the Company recorded a charge of $15.5 million, which was included in marketing, general and administrative expenses, during the second quarter of 2002.

In September 2002, the Company recorded a net charge of $151.3 million, or $0.98 per diluted share, related to securities class action lawsuits following the October 27, 1997 decline in the price of the Company’s stock. In addition, during the third quarter of 2002, the Company recorded reductions to estimated reserves for New York State Market Stabilization Pools of approximately $20.8 million for 2001 and prior years, an increase of approximately $1.2 million in estimated recoveries for 2001 New York Stop Loss Pools and net favorable development of prior period medical cost estimates of approximately $9.5 million ($0.20 per diluted share).

In December 2002, the Company recorded a reserve of $20 million, or $0.13 per diluted share, for estimated legal defense costs related to the securities class action lawsuits filed following the October 27, 1997 decline in the price of the Company’s stock.

OXFORD HEALTH PLANS, INC.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
	(In thousands)
Current assets:
Cash and cash equivalents	$179,276	$42,260
Investments — available-for-sale	190,228	82,085
Receivables, net	6,060	14,049
Deferred income taxes	30,512	105,392
Other current assets	11,523	9,773

Total current assets	417,599	253,559
Property and equipment, net	31,638	34,157
Investments in and advances to subsidiaries, net	717,505	599,295
Goodwill and other intangible assets, net	19,207	—
Deferred income taxes	9,572	7,368
Other assets	7,761	3,858

Total assets	$1,203,282	$898,237

Current liabilities:
Accounts payable, accrued expenses and medical claims payable	$21,959	$35,345
Current portion of long-term debt	4,000	30,625
Unearned revenue	49,843	66,581
Reserve for litigation settlement	—	161,300
Current portion of capital lease obligations	5,749	5,470

Total current liabilities	81,551	299,321

Capital lease obligation	467	5,749
Long-term debt	394,000	96,250
Shareholders’ equity:
Common stock	1,066	1,051
Additional paid-in capital	750,919	709,258
Retained earnings	780,856	437,130
Accumulated other comprehensive earnings	10,622	25,038
Treasury stock	(816,199)	(675,560)

Total shareholders’ equity	727,264	496,917

Total liabilities and shareholders’ equity	$1,203,282	$898,237

OXFORD HEALTH PLANS, INC.

CONDENSED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(In thousands)
Revenues-management fees and investment and other income, net	$421,015	$403,551	$368,615

Expenses:
Health care services	(5,440)	(3,342)	(1,488)
Marketing, general and administrative	376,831	406,044	364,987
Interest and other financing charges	20,654	9,745	15,602
Litigation charge for estimated settlement, net	30,675	151,300	—

Total expenses	422,720	563,747	379,101

Operating loss	(1,705)	(160,196)	(10,486)
Equity in net earnings of subsidiaries	351,910	314,307	287,874

Earnings before income taxes	350,205	154,111	277,388
Income tax benefit(1)	(1,648)	(67,854)	(45,033)

Net earnings	$351,853	$221,965	$322,421

(1)	Income tax expense (benefit) includes the tax on a separate company basis plus the net effects of the tax sharing agreements with its subsidiaries. In addition, 2001 includes the effect of the reversal of $21 million of deferred tax valuation reserves.

During 2003, 2002 and 2001, the Registrant received cash dividends from its consolidated subsidiaries aggregating $208 million, $235 million and $328.4 million, respectively.

OXFORD HEALTH PLANS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(In thousands)
Net cash provided by operating activities(1)	$111,583	$245,622	$492,450

Cash flows from investing activities:
Capital expenditures	(14,683)	(18,981)	(21,386)
Sale or maturity of investments	144,484	314,567	39,061
Purchase of investments	(253,171)	(334,683)	(95,260)
Acquisitions and other investments	—	—	(7,667)
Other, net	(1,097)	28,141	4,836

Net cash used by investing activities	(124,467)	(10,956)	(80,416)

Cash flow from financing activities:
Proceeds from exercise of stock options	32,738	31,545	29,494
Proceeds from borrowings, net	391,371	—	—
Redemption of notes payable	(128,875)	(26,251)	(21,874)
Payment of withholding tax on option exercises	(460)	(24,056)	—
Investments in and advances to subsidiaries, net	—	(42,182)	(12,760)
Payments under capital lease obligations	(5,003)	(2,552)	(5,700)
Purchase of treasury stock	(139,871)	(251,509)	(366,497)

Net cash provided (used) by financing activities	149,900	(315,005)	(377,337)

Net increase (decrease) in cash and cash equivalents	137,016	(80,339)	34,697
Cash and cash equivalents at beginning of year	42,260	122,599	87,902

Cash and cash equivalents at end of year	$179,276	$42,260	$122,599

(1)	Includes cash dividends received from consolidated subsidiaries of $208 million, $235 million and $328.4 million, respectively, in 2003, 2002 and 2001. Also included in 2003 are net litigation payments of approximately $200 million related to the settlement of the 1997 securities class action litigation.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2003, 2002 and 2001

	Balance at Beginning of Period	Charged (Credited) to Costs and Expenses	Deductions/ Write-offs (1)	Balance at End of Period
	(In thousands)
Year ended December 31, 2003
Deducted from Accounts Receivable:
Allowance for doubtful accounts and billing adjustments	$13,526	$(453)	$1,167	$11,906

Year ended December 31, 2002
Deducted from Accounts Receivable:
Allowance for doubtful accounts and billing adjustments	$19,785	$(3,500)	$2,759	$13,526

Year ended December 31, 2001
Deducted from Accounts Receivable:
Allowance for doubtful accounts and billing adjustments	$28,620	$(7,674)	$1,161	$19,785

(1)	Excludes write-offs and other premium adjustments recorded in 2003, 2002 and 2001 of approximately $6.1 million, $4.1 million and $7 million, respectively, as reductions to premium revenue.

EXHIBIT INDEX

Exhibit No.			Description of Document
3	(a)	—	Second Amended and Restated Certificate of Incorporation, as amended, of the Registrant, previously filed with and incorporated by reference to the Registrant’s Form 10-Q/ A for the quarterly period ended September 30, 2000 (File No. 0-19442)

3	(b)	—	Amended and Restated By-laws of the Registrant, incorporated by reference to Exhibit 3(b) of the Registrant’s Form 10-Q for the quarterly period ended March 31, 2003 (File No. 001-16437)

4	(a)	—	Form of Stock Certificate, incorporated by reference to Exhibit 4 of the Registrant’s Registration Statement on Form S-1 (File No. 33-40539)

10	(a)	—	Employment Agreement, dated as of September 30, 2002, between the Registrant and Charles G. Berg, incorporated by reference to Exhibit 10(a) of the Registrant’s Form 10-Q for the quarterly period ended September 30, 2002 (File No. 001-16437)

10	(b)	—	Employment Agreement, dated as of October 14, 2002, between the Registrant and Steven H. Black, incorporated by reference to Exhibit 10(b) of the Registrant’s Form 10-Q for the quarterly period ended March 31, 2003 (File No. 001-16437)

10	(c)	—	Employment Agreement, dated as of July 1, 1998, between the Registrant and Kevin R. Hill, incorporated by reference to Exhibit 10(a) of the Registrant’s Form 10-Q for the quarterly period ended March 31, 2003 (File No. 001-16437)

10	(d)	—	Employment Agreement, dated as of April 1, 1998, between the Registrant and Alan Muney, M.D., M.H.A., incorporated by reference to Exhibit 10(d) of the Registrant’s Form 10-Q for the quarterly period ended June 30, 1998 (File No. 0-19442)

10	(e)	—	Employment Agreement, dated as of September 1, 2000, as amended, by and between the Registrant and Daniel N. Gregoire, incorporated by reference to Exhibit 10(p) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-19442)

10	(f)	—	Oxford Health Plans, Inc. Stock Option Agreement, dated as of December 1, 2000, by and between the Registrant and Daniel N. Gregoire, incorporated by reference to Exhibit 10(q) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-19442)

10	(g)	—	Letter Agreement, dated as of July 22, 1998, by and between the Registrant and Kurt B. Thompson, incorporated by reference to the Exhibit 10(y) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-19442)

10	(h)	—	Employment Agreement, dated March 15, 2000, by and between the Registrant and Kurt B. Thompson, incorporated by reference to Exhibit 10(z) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 0-19442)

10	(i)	—	1991 Stock Option Plan, as amended, incorporated by reference to Exhibit 10(t) of the Registrant’s Annual report on Form 10-K for the year ended December 31, 2000 (File No. 0-19442)

10	(j)	—	1997 Independent Contractor Stock Option Plan, incorporated by reference to the Registrant’s Form S-8 filed on September 16, 1997 (File No. 0-19442)

10	(k)	—	Oxford Health Plans, Inc. 401(k) Plan, as amended, incorporated by reference to Exhibit 10(v) of the Registrant’s Annual report on Form 10-K for the year ended December 31, 2000 (File No. 0-19442)

Exhibit No.			Description of Document
10	(l)	—	Non-Employee Directors Stock Option Plan, as amended, incorporated by reference to Exhibit 10(l)(ii) of the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1994 (File No. 0-19442)

10	(m)	—	Oxford Health Plans, Inc. 2002 Equity Incentive Compensation Plan, incorporated by reference to the Registrant’s Form S-8 filed on September 30, 2002 (File No. 333-100206)

10	(n)	—	Oxford Health Plans, Inc. 2002 Non-Employee Director Stock Option Plan, incorporated by reference to the Registrant’s Form S-8 filed on September 30, 2002 (File No. 333-100202)

10(o)		—	Oxford Health Plans, Inc. Special Salary Continuation Plan, as amended*

10(p)		—	Oxford Health Plans, Inc. Deferred Compensation Plan*

10(q)		—	Oxford Health Plans, Inc. 2001 Management Incentive Compensation Plan, incorporated by reference to Exhibit 10(b) of the Registrant’s report on Form 10-Q for the quarterly period ended March 31, 2001 (File No. 0-19442)

10(r)		—	Credit Agreement, dated as of April 25, 2003, among the Registrant, the financial institutions listed therein as Lenders, Credit Suisse First Boston, as Administrative Agent, and the other parties thereto, incorporated by reference to the Registrant’s Form 10-Q for the quarterly period ended March 31, 2003 (File No. 33-40539)

10(s)		—	First Amendment to Credit Agreement, dated as of December 2, 2003, among the Registrant, the financial institutions listed therein as Lenders, Credit Suisse First Boston, as Administrative Agent and the other parties thereto*

21		—	Subsidiaries of the Registrant*

23(a)		—	Consent of Ernst & Young LLP*

31(a)		—	Chief Executive Officer Rule 13a-14(a)/15d-14(a) Certification*

31(b)		—	Chief Financial Officer Rule 13a-14(a)/15d-14(a) Certification*

32(a)		—	Chief Executive Officer Section 1350 Certification*†

32(b)		—	Chief Financial Officer Section 1350 Certification*†

*	Filed herewith.
†	These certifications are not deemed “filed”for purposes of Section 18 of the Exchange Act (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such certifications are not deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates them by reference.

ANNEX E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K/A

(AMENDMENT NO. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16437

Oxford Health Plans, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	06-1118515
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No)

48 Monroe Turnpike, Trumbull, Connecticut	06611
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 459-6000

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, Par Value $.01 Per Share

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).     YES  ☒    NO  ☐

As of April 28, 2004, there were 81,523,629 shares of the registrant’s common stock, par value $0.01 per share, issued and outstanding. The aggregate market value of such stock held by non-affiliates, as of that date, was approximately $4,524,561,410.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This amendment (the “Amendment”) to Oxford Health Plans, Inc. (“Oxford” or the “Company”)’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed by the Company on February 4, 2004, is being filed for the purpose of including the information required by Part III of Form 10-K, which is required to be filed with the Securities and Exchange Commission within 120 days after the end of the Company’s fiscal year, and which the Company originally intended to incorporate by reference to portions of the Proxy Statement for the 2004 annual meeting of shareholders to be held on June 2, 2004.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth the age and title as of the date of the filing of this Amendment each nominee director, each director continuing in office and each of our current executive officers who is not a director, followed by descriptions of such person’s business experience during the past five years. Mr. Coslet, age 39, is a class I director as of the date of the filing of this Amendment, but he will not be seeking re-election at the annual meeting of shareholders.

NOMINEES FOR ELECTION AS CLASS I DIRECTORS

Name	Age	Position
Kent J. Thiry	48	Chairman of the Board of Directors
Benjamin H. Safirstein, M.D.	65	Director

CLASS II DIRECTORS WHOSE TERMS EXPIRE IN 2005

Name	Age	Position
Charles G. Berg	46	President, Chief Executive Officer and Director
Ellen A. Rudnick	53	Director

CLASS III DIRECTORS WHOSE TERMS EXPIRE IN 2006

Name	Age	Position
Joseph W. Brown	55	Director
Robert B. Milligan, Jr.	54	Director
Richard C. Vaughan	54	Director

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name	Age	Position
Kurt B. Thompson	43	Executive Vice President, Chief Financial Officer
Kevin R. Hill	41	Executive Vice President, Sales and Business Strategy
Steven H. Black	41	Executive Vice President, Operations and Chief Information Officer
Alan M. Muney, M.D., M.H.A.	50	Executive Vice President, Chief Medical Officer
Paul C. Conlin	46	Executive Vice President, Healthcare Services
Daniel N. Gregoire	48	Executive Vice President, General Counsel and Secretary

Charles G. Berg became our President and Chief Executive Officer in November 2002. He was appointed as a member of our board of directors in September 2002. Previously, he served as our President and Chief Operating Officer since March 2001, Executive Vice President of Medical Delivery and Technology since January 2001 and Executive Vice President of Medical Delivery since April 1998. Prior to joining Oxford, Mr. Berg was the founder of Health Partners, Inc. (“HPI”), a physician management company, and from September 1993 until October 1997 served HPI in several capacities, including as its Chief Executive Officer. In October 1997, HPI was acquired by FPA Medical Management, Inc. (“FPAM”). From October 1997 through April 1998, Mr. Berg was President, Eastern Region of FPAM. Mr. Berg was also a Senior Vice President and Managing Director of WSGP Partners, L.P., a Los Angeles-based investment firm, from October 1987 until September 1993. From 1982 to 1987, Mr. Berg was an attorney with the law firm Gibson, Dunn & Crutcher.

Joseph W. Brown became a member of our board of directors in May 2000. Mr. Brown has been the Chairman and Chief Executive Officer since January 1999 of MBIA Inc., a financial services company. Mr. Brown was the Chairman, President and Chief Executive Officer of Talegen Holdings, Inc. (formerly the insurance holdings operations of Xerox Corporation) from January 1992 until August 1998. From November 1974 through November 1991, Mr. Brown served in various positions, including as the President and Chief Executive Officer of the Fireman’s Fund Corporation. Mr. Brown currently serves on the board of directors of MBIA Inc. and Safeco Corp.

Jonathan J. Coslet joined our board of directors in May 1998. Mr. Coslet is a partner of Texas Pacific Group where he has worked since 1993. Prior to joining Texas Pacific Group, Mr. Coslet was in the Investment Banking Department of Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from September 1991 to February 1993.

Robert B. Milligan, Jr. became one of our directors in July 1992. Mr. Milligan was Chairman of Wyndam Capital, L.P., a registered broker-dealer, from 1995 through 1998 and, through December 1997, was Director, President and Chief Executive Officer of Verigen Inc., a biopharmaceutical company. From 1989 through 1995, Mr. Milligan was the managing general partner of Madison Group, L.P., a private equity fund. Mr. Milligan currently engages in business and financial consulting as Chairman and Chief Executive Officer of Fairchester, Inc. and, as such, Mr. Milligan was recently one of the founders of BenefitPort, LLC, a national distributor of employee benefit products and technology. Mr. Milligan was a director of BenefitPort and its interim Chief Executive Officer from September 2002 through December 2003. BenefitPort filed for bankruptcy protection in May 2003. Mr. Milligan has been an officer and has served on the board of directors of several private and public companies.

Ellen A. Rudnick became one of our directors in October 2001. She is Executive Director and Clinical Professor, Michael P. Polsky Center at the University of Chicago Graduate School of Business. She previously served as Chairman of CEO Advisors, Inc., a privately held consulting firm. From 1993 until 1999, Ms. Rudnick served as Chairman of Pacific Biometrics, Inc., a publicly held healthcare biodiagnostics company, and its predecessor, Bioquant. From 1990 to 1992, she was President and Chief Executive Officer of Healthcare Knowledge Resources (“HKR”), a privately held healthcare information technology corporation, and subsequently served as President of HCIA, Inc. (“HCIA”) following the acquisition of HKR by HCIA. From 1975 to 1990, Ms. Rudnick served in various positions at Baxter Health Care Corporation, including Corporate Vice President and President of its Management Services Division. Ms. Rudnick also serves on the board of directors of Health Management Systems, Inc. and Patterson Dental Supply, Inc. and serves on the boards of other private for profit and not for profit companies.

Benjamin H. Safirstein, M.D. became a director in 1985. Dr. Safirstein was our New York Regional Vice President and Medical Director from January 1996 until July 1998. Dr. Safirstein served as one of our Senior Medical Directors from 1985 to September 1992. Dr. Safirstein is a Clinical Associate Professor of Medicine at the Mount Sinai School of Medicine. He is board-certified in internal medicine and pulmonary medicine. Dr. Safirstein also practices medicine with the Better Breathing Center. Dr. Safirstein is a graduate of the Chicago Medical School and the Mount Sinai Hospital residency program, where he was Chief Resident of Medicine.

Kent J. Thiry became one of our directors in August 1998 and was elected non–executive Chairman of the Board in November 2002. Mr. Thiry has been Chairman and Chief Executive Officer of DaVita, Inc., a company that operates a chain of dialysis centers, since October 1999. Mr. Thiry was Chairman and Chief Executive Officer of Vivra Holdings, Inc., a specialty healthcare services company, from June 1997 until October 1999. Prior thereto, Mr. Thiry was Chief Executive Officer of Vivra Incorporated from November 1992 and President and Chief Operating Officer of Vivra Incorporated from September 1991.

Richard C. Vaughan became a director in June 2003. Mr. Vaughan is currently Executive Vice President and Chief Financial Officer of Lincoln Financial Group. Mr. Vaughan joined Lincoln in July 1990, as Senior

Vice President and Chief Financial Officer of Lincoln National’s Employee Benefits Division. In June 1992, he was appointed Chief Financial Officer for the corporation. He was promoted to Executive Vice President in January 1995.

Kurt B. Thompson has served as our Executive Vice President and Chief Financial Officer since March 2000. Prior thereto, Mr. Thompson served as our Vice President, Finance since August 1998. From July 1995 through July 1998, Mr. Thompson was a financial executive with Kmart Corporation in Troy, Michigan. While at Kmart Corporation, he served in areas of increasing responsibility from Assistant Controller to Divisional Vice President Finance and Vice President Merchandise Controller.

Kevin R. Hill became our Executive Vice President, Sales & Business Strategy in November 2002 and became an executive officer in February 2003. Mr. Hill has held various other positions within Oxford since he first joined us in July 1989, including Executive Vice President Sales and Marketing and Vice President of Sales.

Steven H. Black became our Executive Vice President, Operations and Chief Information Officer in November 2002 and became an executive officer in February 2003. From December 2001 through November 2002, he was our Senior Vice President and Chief Information Officer. From September 1994 through September 2001, Mr. Black held various positions with Health Net, Inc., a managed health care company, most recently as its Senior Vice President and Chief Information Officer. Mr. Black also served as the Director, Corporate Initiatives at G.E. Capital during May 1999.

Alan M. Muney, M.D., M.H.A. became our Executive Vice President and Chief Medical Officer in April 1998. Prior thereto, Dr. Muney was the Senior Vice President of Medical Affairs/Chief Medical Officer of Avanti Health Systems and NYLCare Health Plans from December 1995 until March 1998. From 1988 until 1995, Dr. Muney held a number of positions with Mullikin Medical Center, his most recent position being the Greater Los Angeles Regional Medical Director.

Paul C. Conlin became an Executive Vice President in April 2002. Initially he was in charge of Medical Delivery Systems and in June 2003 his role was expanded to include overall responsibility for Healthcare Services. From May 1998 through April 2002, Mr. Conlin served, first, as Vice President and, later, as Senior Vice President of Medical Delivery Systems. Prior to joining Oxford, Mr. Conlin served in several senior executive positions in hospital, managed care and physician practice management industries. From 1984 to 1995, Mr. Conlin worked for Prudential Healthcare, concluding his tenure as Vice President, Northeast Managed Care Operations. From 1995 to 1998, he worked for Health Partners, Inc. as Executive Vice President.

Daniel N. Gregoire became our General Counsel, Executive Vice President and Secretary in December 2000. From January 1986 to December 2000, Mr. Gregoire was a shareholder with the law firm Sheehan, Phinney, Bass + Green, Prof. Ass’n., where he worked since 1981.

Audit Committee

The board of directors has an audit committee, which is comprised solely of independent directors. The functions of the audit committee are to recommend annually to the board of directors the appointment of our independent outside and internal auditors, discuss and review the scope and the fees of the prospective annual audit and review the results thereof with such auditors, review and approve non-audit services of the independent outside auditors, review compliance with our existing major accounting and financial policies, review the adequacy of our financial organization, and review management’s procedures and policies relative to the adequacy of our internal accounting controls and compliance with federal and state laws relating to accounting practices. The current members of the audit committee are Messrs. Brown (chairman) and Vaughan and Ms. Rudnick. The Board has determined that Mr. Vaughan is our “audit committee financial expert” and has accounting or related financial management expertise. The Board has also determined that each of Messrs. Brown and Vaughan and Ms. Rudnick is financially literate.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who own more than ten percent of our common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange. Executive officers, directors and greater than ten percent shareholders are required by the Securities and Exchange Commission to furnish us with copies of all Section 16(a) forms that they file.

Based on our review of the copies of such forms, or written representations from certain reporting persons that no reports on Form 5 or Form 4 were required for those persons, we believe that all filing requirements applicable to our officers, directors and greater than ten percent shareholders were complied with in 2003.

Code of Business Conduct & Ethics

All of our employees, including the executives named herein, and all of the members of our board of directors are required to abide by our Code of Business Conduct & Ethics which is a guide to business and professional conduct at Oxford. The code provides the framework for a comprehensive ethics and compliance process designed to ensure that we conduct our business in a legal and ethical manner. All employees and directors are expected to understand and comply with the policies and obligations described in the code.

The code covers all areas of professional conduct, including basic employment practices, compliance with laws, rules and regulations, insider trading, conflicts of interest, business and trade practices, use of company equipment, operational practices, confidentiality, record management, corporate citizenship, whistleblowing, retaliation and discipline. In light of their heightened responsibilities, the code also contains provisions which are specifically applicable to our senior financial officers. For purposes of these provisions, the term “senior financial officers” includes our chief executive officer, chief financial officer, principal accounting officer or controller and all other employees in the position of vice president or higher.

The code contains a whistleblower policy which sets forth the steps an employee should take if he or she has a question about the application of the code. The whistleblower policy contained in the code also sets forth the audit committee’s procedures for the receipt, retention and treatment of complaints received from employees regarding accounting, internal accounting controls or auditing matters as required by the Sarbanes-Oxley Act of 2002.

The full text of our Code of Business Conduct & Ethics is available on our Internet site at www.oxfordhealth.com. We intend to disclose future amendments to, or waivers from, the provisions of the code, if any, made with respect to any of our directors and executive officers on our Internet site.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth the cash compensation and certain other components of the compensation of Charles G. Berg, and the four most highly compensated executive officers who were serving as such at the end of 2003.

Name and Principal Position in 2003	Year	Salary(1)	Bonus(2)	Other Annual Compensation(3)	Long-Term Compensation Awards-Options(4)	All Other Compensation(5)
Charles G. Berg President and Chief Executive Officer	2003 2002 2001	$800,962 609,616 580,770	$800,000 700,000 840,000	$112,558 52,477 10,866	275,000 — 800,000	$16,945 16,699 15,139
Kurt B. Thompson(6) Executive Vice President and Chief Financial Officer	2003 2002 2001	500,000 500,000 500,000	350,000 350,000 393,800	157,295 144,815 75,785	100,000 — 325,000	8,540 8,540 7,340
Kevin R. Hill(7) Executive Vice President, Sales and Business Strategy	2003 2002 2001	420,193 — —	400,000 — —	174,228 — —	100,000 — —	8,444 — —
Steven H. Black(7) Executive Vice President, Operations and Chief Information Officer	2003 2002 2001	395,193 — —	325,000 — —	— — —	100,000 — —	8,414 — —
Alan M. Muney, M.D., M.H.A Executive Vice President and Chief Medical Officer	2003 2002 2001	400,000 400,000 400,000	300,000 300,000 405,000	— — —	70,000 — 180,000	8,966 8,629 6,169

(1)	Represents total salary paid to the executive officer during 2003 and includes amounts of compensation deferred by the named officers pursuant to the 401(k) savings plan.
(2)	The 2003 amounts include amounts payable under an annual bonus plan. These payments were made in February 2003 for work performed in 2002.
(3)	The amounts paid to Messrs. Berg and Thompson in 2003 include $60,186 and $127,592, respectively, for costs incurred by the company for their use of a company sponsored airplane and $37,300 and $17,175, respectively, for automobile expenses. The amounts paid to Mr. Hill in 2003 include $102,011 of relocation costs. These amounts also include gross-ups for Messrs. Berg, Thompson and Hill in the amounts of $15,072, $12,528 and $72,217, respectively.
(4)	Represents grants of options to purchase our common stock.
(5)	Includes company matching contributions to the 401(k) savings plan and premiums paid for certain life and disability insurance policies.
(6)	Mr. Thompson’s compensation does not include amounts paid to his spouse.
(7)	Messrs. Black and Hill were both determined to be “executive officers” in February 2003.

Bonus Compensation Paid in 2004

The following table sets forth the 2003 annual and 2001-2003 long-term bonuses paid in February 2004 to the five individuals named in the Summary Compensation Table.

Name	Annual(1)	Long-Term(2)
Charles G. Berg	$1,000,000	$885,417
Kurt B. Thompson	360,000	412,500
Kevin R. Hill	350,000	412,500
Steven H. Black	375,000	204,306
Alan M. Muney, M.D., M.H.A	300,000	412,500

(1)	The annual bonus was paid pursuant to our annual bonus plan which is available to all members of our management, including the executive officers named herein. The amounts paid in February 2004 were for the year ended December 31, 2003. These amounts were determined based on attainment at approximately 117% of target funding levels of the performance goals previously established by the compensation committee at the beginning of 2003. The performance goals for the 2003 annual bonus included: (i) operating earnings; (ii) membership; (iii) results of employee surveys; and (iv) administrative costs.
(2)	The long-term bonuses were paid pursuant to our long-term management incentive compensation plan which is available to all members of management in the position of senior vice president and higher. The amounts paid in February 2004 were for the three-year performance period commencing January 1, 2001 and ending December 31, 2003. The amounts paid were determined based on attainment at approximately 125% of target funding levels of the performance goals previously established by the compensation committee at the beginning of the performance period. The performance goals for this performance period were cumulative earnings per share goals throughout the performance period.

Option Granted in 2003

The following table sets forth certain information regarding stock options granted in 2003 to the five individuals named in the Summary Compensation Table. In addition, in accordance with the Securities and Exchange Commission’s rules, the table also shows the present value of such grants at the date of grant under the Black-Scholes option-pricing model using the assumptions specified in the footnotes to the table. It should be noted that this model is only one method of valuing options, and our use of the model should not be interpreted as an endorsement of its accuracy. The actual value of the options may be significantly different, and the value actually realized, if any, will depend upon the excess of the market value of the common stock over the exercise price at the time of exercise.

Name	# of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share ($/share)(2)	Expiration Date	Grant Date Present Value ($)(3)
Charles G. Berg	275,000	11.12%	$26.84	03/14/10	$2,642,398
Kurt B. Thompson	100,000	4.04%	$26.84	03/14/10	960,872
Kevin R. Hill	100,000	4.04%	$26.84	03/14/10	960,872
Steven H. Black	100,000	4.04%	$26.84	03/14/10	960,872
Alan M. Muney, M.D., M.H.A.	70,000	2.83%	$26.84	03/14/10	672,610

(1)	All options granted and reported in this table were made pursuant to the 1991 Stock Option Plan. All of the options granted under the 1991 Stock Option Plan and reported in this table have the following material terms: (i) options may be either “incentive stock options” under Section 422 of the Internal Revenue Code of 1986 or nonqualified stock options; (ii) all options expire upon the earlier to occur of seven years from the date of grant or 90 days following termination of employment; (iii) the aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options which become exercisable in any calendar year by an employee may not exceed $100,000; and (iv) the options vest 25% per year commencing on the first anniversary of the date of grant thereof. The Committee has determined that all of the above named officers’ options shall vest upon a change in control (as defined in the 1991 Stock Option Plan).
(2)	Exercise price is the fair market value of the common stock on the date of grant.
(3)	The amounts shown are based on the Black-Scholes option-pricing model which uses certain assumptions to estimate the value of employee stock options. The material assumptions used include the following: expected term of 4 years from the date of grant; expected volatility of 45.93%; .75% dividend yield; and risk-free interest rates of 1.86%.

Equity Award in 2004

The following table sets forth certain information regarding equity grants awarded in March 2004 to the five individuals named in the Summary Compensation Table.

	Stock Options(1)			Restricted Stock Units(3)
Name	Stock Options Granted	Exercise Price Per Share ($/share)(2)	% of Total Options Granted to Employees in 2004	Restricted Stock Units Awarded	% of Total Restricted Stock Units Awarded to Employees in 2004
Charles G. Berg	150,000	$47.91	12.17%	50,000	14.52%
Kurt B. Thompson	28,000	47.91	2.27%	19,000	5.52%
Kevin R. Hill	28,000	47.91	2.27%	19,000	5.52%
Steven H. Black	40,000	47.91	3.25%	20,000	5.81%
Alan M. Muney, M.D., M.H.A.	26,000	47.91	2.11%	14,000	4.07%

(1)	All options granted and reported in this table were made pursuant to the 1991 Stock Option Plan and the 2002 Equity Compensation Plan on a pro rata basis. All of the options reported in this table have the following material terms: (i) options may be either “incentive stock options” under Section 422 of the Internal Revenue Code of 1986 or nonqualified stock options; (ii) all options expire upon the earlier to occur of seven years from the date of grant or 90 days following termination of employment, except in the event of termination resulting from death or disability, in which case, the options that were granted under the 2002 Equity Incentive Compensation Plan expire one year from the date of such event; (iii) the aggregate fair market value (determined at the time of grant) of shares issuable pursuant to incentive stock options which become exercisable in any calendar year by an employee may not exceed $100,000; and (iv) the options vest 25% per year commencing on the first anniversary of the date of grant thereof. The Committee has determined that all of the above named officers’ options shall vest upon a change in control (as defined in the 1991 Stock Option Plan and 2002 Equity Incentive Compensation Plan).
(2)	Exercise price is the fair market value of the common stock on the date of grant.
(3)	The restricted stock units were awarded under the 2002 Equity Incentive Compensation Plan to fifty employees in the position of vice president and higher. The restricted stock units vest ratably upon the third, fourth and fifth anniversaries of the date of the award, with the exception of the restricted stock units awarded to Mr. Berg which vest on the fifth anniversary of the date of the award. Upon vesting, the restricted stock units will be paid in shares of our common stock. Upon a change in control, the restricted stock units are subject to accelerated vesting if (i) the successor company does not assume or convert outstanding awards or (ii) the executive is terminated within eighteen months following the change in control without cause or the employee terminates for good reason. The restricted stock units can also be deferred into the non-qualified deferred compensation plan.

Aggregated Option Exercises in 2003 and Option Values at December 31, 2003

The following table sets forth certain information concerning stock option exercises during 2003 by the five individuals named in the Summary Compensation Table, including the aggregate value of gains on the date of exercise. The following table indicates, for each of the five individuals the number of shares covered by both exercisable and nonexercisable stock options as of December 31, 2003, and the values for “in-the-money” options which represent the excess of the closing market price of our common stock at December 31, 2003, over the exercise price of any such existing stock options.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options(2) at December 31, 2003 (#) Exercisable/Unexercisable	Value(3) of Unexercised In-The-Money Options at December 31, 2003 Exercisable / Unexercisable
Charles G. Berg	30,351	798,320	450,899 / 675,000	$7,021,306 / $10,339,875
Kurt B. Thompson	16,156	443,078	181,251 / 262,500	$2,515,197 / $3,715,938
Kevin Hill	10,767	216,194	160,485 / 262,500	$2,036,966 / $3,715,938
Steven H. Black	—	—	40,000 / 190,000	$421,950 / $2,470,450
Alan M. Muney, M.D., M.H.A.	3,386	37,223	114,740 / 160,000	$1,763,765 / $2,261,838

(1)	The “value realized” is equal to the fair market value on the date of exercise, in the case of a transaction to exercise stock options and hold the shares of stock issued therefore, and the sale price, in the case of a transaction where stock options are exercised and the shares of stock issued therefore are immediately sold, less the exercise price, multiplied by the number of shares acquired. Except for shares of stock withheld to pay income tax withholding obligations for Messrs. Berg and Thompson, each of Messrs. Berg, Thompson, Hill and Muney held all of the shares of stock issued upon exercise of their stock options in 2003.
(2)	The above listed options vest in accordance with their terms. In addition, these options vest upon the occurrence of a change in control (as defined in our 1991 stock option plan).
(3)	These values are based on $43.50, the fair market value of the shares underlying the options on December 31, 2003, less the exercise price, multiplied by the number of options.

Directors’ Compensation

Meeting Fees and Annual Retainers. Each member of our board of directors who is not one of our current employees receives an annual retainer of $38,000 and the chairman of the board receives an annual retainer of $75,000. In addition, each non-employee director is entitled to receive $1,000 for each meeting of the board of directors and for each committee meeting attended in person and $500 for each meeting attended by telephone conference. Non-chair members of the audit committee receive an additional annual retainer of $5,000 and the chairman of the audit committee is authorized to receive an additional $20,000 annual retainer. However, Mr. Brown, the current chairman of the audit committee elected not to receive this retainer. In addition, the chairman of the compensation committee receives an additional $15,000 annual retainer. Mr. Berg does not receive any additional compensation for his service as a member of the board of directors.

Stock Options. Each non-employee director receives an automatic grant of nonqualified options to purchase 10,000 shares of our common stock on the Friday following each annual meeting of shareholders. Mr. Thiry, as chairman, receives an additional grant of 5,000 stock options on comparable terms. The exercise price for the options is the last sale price of our common stock on the New York Stock Exchange on the date of grant. One-fourth of the options vest on each of the date of grant and each of the next three anniversaries thereof and the options expire seven years from the date of grant. Accordingly, on May 16, 2003, the Friday following our 2003 annual meeting of shareholders, Messrs. Brown, Coslet and Milligan, Ms. Rudnick and Dr. Safirstein were each granted options to purchase 10,000 shares and Mr. Thiry was granted options to purchase 15,000 shares of our common stock at an exercise price of $36.09 per share.

Perquisites and Other Benefits: Commencing January 1, 2004, the members of our board of directors became eligible to participate in our new deferred compensation plan pursuant to which directors can defer their meeting fees and annual retainers and any restricted stock units or similar equity compensation that may be awarded to directors in the future. Amounts deferred under this plan will be deemed invested with rates of return tied to either a fixed income account or an Oxford stock unit account. Transfers are permitted from the fixed income account to the Oxford stock unit account but are not permitted from the Oxford stock unit account to the fixed income account. Dividends on amounts invested in the Oxford stock unit account are paid in cash and allocated to the fixed income account. The company does not contribute to this plan. We also pay all reasonable expenses incurred by directors for attending meetings, pay for certain director continuing education programs and related expenses and maintain directors and officers liability insurance. We do not provide a retirement plan or other perquisites for our directors.

Employment Contracts and Termination of Employment Arrangements

Charles G. Berg

In September 2002, we entered into an agreement with Mr. Berg for him to serve as our President and Chief Executive Officer commencing upon his predecessor’s retirement in November 2002. The agreement provides for an initial two-year term and automatic renewal for an additional two years upon each second anniversary of its effective date, unless we provide prior notice not to renew at least three months in advance of such anniversary. Upon a change in control (as defined in the agreement), the term would be extended to two years from the date of the change in control. Under the terms of the agreement, Mr. Berg received an initial annual base salary of $700,000, which can be, and has been, increased at the discretion of the compensation committee, and is eligible to receive an annual performance bonus and to participate in our other incentive compensation programs. Mr. Berg’s current base salary is $825,000. If Mr. Berg dies during the term of the agreement, we shall pay to his designee or his estate the sum of his base salary at the time of his death and his bonus (not less than $700,000), amortized in 26 bi-weekly payments.

If, prior to (or more than two years following) a change in control, Mr. Berg is terminated without cause (other than for retirement or disability), Mr. Berg terminates employment for good reason or if we do not renew Mr. Berg’s agreement, he would receive a payment equal to the sum of (i) two times his base salary at his date of termination plus (ii) two times his annual bonus earned in the fiscal year immediately preceding his date of termination which shall not be less than $700,000. Such amounts would be paid in 24 equal monthly installments. In addition, Mr. Berg would be provided the same level of benefits he received prior to his date of his termination. If, within the two years following a change in control, Mr. Berg is terminated without cause (other than retirement or disability) or terminates employment for good reason, we would: (i) make a lump sum cash payment to him equal to two and one-half times the sum of (x) his base salary at the time of termination and (y) the highest annual bonus earned by him during the two-year period immediately preceding the date of termination, provided, however, such amount shall not be less than the amount that would have been paid to him if the termination occurred under the circumstances described in the preceding paragraph; (ii) cause his stock options to vest and become immediately exercisable; and (iii) continue to provide Mr. Berg with the same level of benefits he received prior to his date of termination for two and one-half years following such date.

Under the agreement, Mr. Berg has agreed that, for a one-year period following his date of termination (unless such termination is within the two-year period following a change in control), he will not compete with us, solicit any of our actual or prospective customers or hire any of our employees. The agreement also provides that if any payments made to Mr. Berg pursuant to the agreement or otherwise would be subject to any excise tax under Section 4999 of the Internal Revenue Code, we will provide him with an additional payment such that he retains a net amount equal to the payments he would have retained if such excise tax had not applied.

Kurt B. Thompson

In March 2000, we entered into an agreement with Mr. Thompson for him to serve as our Executive Vice President and Chief Financial Officer. The agreement provides for an initial two-year term and for automatic renewals for an additional two years upon each second anniversary of the effective date of the agreement unless prior notice not to renew is given by either party. Upon a change in control, the term of the agreement shall be extended automatically to two years from the date of such change in control. The agreement provides for an initial annual base salary of $325,000, which can be, and has been, increased at the discretion of the compensation committee. Mr. Thompson’s current base salary is $500,000. Further, under the agreement, Mr. Thompson is eligible to participate in the company’s bonus programs.

Under the agreement, if prior to (or more than two years following) a change in control, Mr. Thompson is terminated without cause (other than for disability), if he terminates employment for good reason or if we do not renew the agreement, we shall (i) pay him an amount equal to two times the sum of his base salary earned during the preceding twelve months plus the greater of the maximum bonus amount payable under the agreement or the annual bonus earned by Mr. Thompson in respect of the fiscal year immediately preceding his date of termination and (ii) continue to provide him with medical and dental benefits for one year following his date of termination. If, within two years following a change in control, we terminate Mr. Thompson’s employment without cause (other than for disability) or Mr. Thompson terminates his employment for good reason, then we shall: (i) pay Mr. Thompson an amount equal to two times the sum of his highest annual base salary earned during the preceding three-year period plus the greater of (A) the maximum bonus amount earned by Mr. Thompson during the preceding fiscal year or (B) the highest bonus amount earned by Mr. Thompson in respect of the preceding three years; (ii) cause Mr. Thompson’s stock options to immediately vest and become fully exercisable; and (iii) provide him with medical and dental benefits for two years thereafter. In addition, upon the occurrence of a change in control, the title to his company-sponsored automobile will be transferred into his name and he shall be paid an amount equal to any federal and state taxes incurred by him as a result of such transfer on a grossed-up basis. The agreement further provides that Mr. Thompson forfeits all rights to payment under the agreement if he competes with us either during his employment or during the one-year period following his termination. The agreement also provides that if any payments made to Mr. Thompson pursuant to the agreement or otherwise would be subject to any excise tax under Section 4999 of the Internal Revenue Code, we will provide him with an additional payment such that he retains a net amount equal to the payments he would have retained if such excise tax had not applied.

Kevin R. Hill

In July 1998, we entered into an agreement with Mr. Hill for him to serve as our Executive Vice President of Sales. Mr. Hill is currently Executive Vice President of Sales & Business Strategy. The agreement, provides for an initial two-year term and automatically renews for an additional two years upon each second anniversary of its effective date, unless prior notice not to renew is given by either party. Under the terms of Mr. Hill’s agreement, he received an initial annual base salary of $275,000, which can be, and has been, increased at the discretion of the compensation committee, and is eligible to participate in the company’s bonus programs. Mr. Hill’s current base salary is $425,000.

Upon a change in control (as defined in the agreement), the agreement automatically extends to a two-year term from the date of the change in control. If, prior to (or more than two years following) a change in control, Mr. Hill’s employment is terminated without cause, Mr. Hill terminates employment for good reason or the agreement is not renewed, he would receive a payment equal to the sum of his base salary during the prior twelve months and his annual bonus earned during the fiscal year prior to the date of termination to be paid in twelve equal installments in conformity with our normal payroll periods. The agreement further provides that if, during the two-year period following a change in control, Mr. Hill’s employment is terminated without cause, or Mr. Hill terminates employment for good reason, he would receive a lump sum payment equal to two times the sum of his highest annual rate of base salary during the 36 month period immediately prior to the date of termination and his highest annual bonus earned during the three fiscal years immediately preceding the date of termination, his stock options would immediately vest and become exercisable and he would receive continued benefits for two years. In the event Mr. Hill’s employment is terminated without cause or he terminates employment for good reason, Mr. Hill shall serve as a consultant to the company for a period of one year. So long as Mr. Hill serves as a consultant to the company, he will be permitted to participate in our group health plan and his stock options shall continue to vest. Mr. Hill will be paid for such consulting work at a per diem rate equal to his base annual salary as of the date of termination divided by 260. The agreement further provides that Mr. Hill agrees not to compete with us for a period of one year if he voluntarily terminates employment prior to the end of the employment term, unless such termination is for good reason, is approved by our board of directors or is within the two-year period following a change in control.

Steven H. Black

In October 2002, we entered into an agreement with Mr. Black for him to serve as our Executive Vice President, Operations and Chief Information Officer. The October 2002 agreement superceded a December 2001 letter agreement. The current agreement provides for an initial two-year term and automatically renews for an additional two years upon each second anniversary of its effective date, unless prior notice not to renew is given by either party. Under the terms of Mr. Black’s agreement, he received an initial annual base salary of $375,000, which can be, and has been, increased at the discretion of the compensation committee, and is eligible to participate in the company’s bonus programs. Mr. Black’s current base salary is $415,000.

In the event Mr. Black’s employment is terminated by the company without cause or by Mr. Black for good reason (as those terms are defined in the agreement), we shall (i) pay him an amount equal to his base salary at the time of termination of employment, (ii) pay him the greater of his target annual performance bonus or the annual performance bonus paid to him in respect of the fiscal year immediately preceding his date of employment and (iii) continue to provide medical and dental benefits for up to one year following his termination of employment, to be paid in twelve equal installments in conformity with our normal payroll periods. In the event Mr. Black’s employment is terminated without cause or Mr. Black terminates his employment for good reason within the two years following a change in control (as defined in the agreement), he would receive a lump sum payment equal to two times the sum of his base salary plus two times his highest annual bonus paid during the two years immediately preceding the change in control and he would receive continued health benefits for one year. The agreement also provides that if any payments made to Mr. Black pursuant to the agreement or otherwise would be subject to any excise tax under Section 4999 of the Internal Revenue Code, we will provide him with an additional payment such that he retains a net amount equal to the payments he would have retained if such excise tax had not applied. The agreement further provides that Mr. Black agrees not to compete with us for a period of one year if he voluntarily terminates employment prior to the end of the employment term.

Alan M. Muney, M.D., M.H.A.

In April 1998, we entered into an agreement with Dr. Muney for him to serve as our Executive Vice President and Chief Medical Officer. The agreement, as amended in February 2000, provides for an initial two-year term and automatically renews for an additional two years upon each second anniversary of its effective date, unless prior notice not to renew is given by either party. Under the terms of Dr. Muney’s agreement, Dr. Muney received an initial annual base salary of $350,000, which can be, and has been, increased at the discretion of the compensation committee, and is eligible to participate in the company’s bonus programs. Dr. Muney’s current base salary is $415,000.

Upon a change in control (as defined in the agreement), the agreement automatically extends to a two-year term from the date of the change in control. If, prior to (or more than two years following) a change in control, we terminate Dr. Muney’s employment without cause, Dr. Muney terminates employment for good reason or we do not renew the agreement, he would receive a payment equal to the sum of his base salary during the prior twelve months and his annual bonus earned during the fiscal year prior to the date of termination to be paid in twelve equal installments in conformity with our normal payroll periods. The agreement further provides that if, during the two-year period following a change in control, we terminate Dr. Muney’s employment without cause, or Dr. Muney terminates employment for good reason, he would receive a lump sum payment equal to two times the sum of his highest annual rate of base salary during the 36 month period immediately prior to the date of termination and his highest annual bonus earned during the three fiscal years immediately preceding the date of termination, and continued benefits for two years. The agreement also provides that if any payments made to Dr. Muney pursuant to the agreement or otherwise would be subject to any excise tax under Section 4999 of the

Internal Revenue Code, we will provide him with an additional payment such that he retains a net amount equal to the payments he would have retained if such excise tax had not applied. The agreement further provides that Dr. Muney agrees not to compete with us for a period of one year if he voluntarily terminates employment prior to the end of the employment term, unless such termination is for good reason, is approved by our board of directors or is within the two-year period following a change in control.

Paul C. Conlin

In May 1998, we entered into an agreement with Mr. Conlin for him to serve as our Vice President, Medical Delivery. Mr. Conlin was subsequently promoted to Senior Vice President, Medical Delivery and then to Executive Vice President, Medical Delivery System in April 2002. In June 2003, his role was expanded to include overall responsibility for Healthcare Services. Mr. Conlin’s current base salary is $415,000. In the event Mr. Conlin is terminated without cause, we shall pay him an amount equal to the sum of his base salary earned during the twelve-month period immediately preceding his date of termination. In the event Mr. Conlin’s employment is terminated within two years following a change in control either by the company without cause or by Mr. Conlin for good reason (as those terms are defined in the agreement), we shall (i) pay him a lump sum amount equal to two times the sum of his highest annual rate of base salary during the three-year period immediately preceding his date of termination and the highest annual bonus earned by him in respect of the three fiscal years immediately preceding the year in which his termination occurs and (ii) cause his stock options to immediately vest and become fully exercisable Mr. Conlin has also entered into a noncompetition and confidentiality agreement with the company pursuant to which Mr. Conlin has agreed not to compete with us for a period of one year.

Daniel N. Gregoire

In September 2000, we entered into an agreement with Mr. Gregoire for him to serve as our Executive Vice President, General Counsel and Secretary commencing December 31, 2000. The agreement provides for an initial four-year term and for automatic renewals for additional two-year terms beginning on the fourth anniversary of the effective date of the agreement, unless prior notice not to renew is given by either party. Upon a change in control, the term of the agreement shall be extended automatically to two years from the date of such change in control. The agreement further provides that Mr. Gregoire shall receive an initial annual base salary of $400,000, which can be increased at the discretion of the compensation committee, and an annual discretionary performance bonus. Mr. Gregoire’s current base salary is $400,000. Further, we provided Mr. Gregoire with a $35,000 loan and a $165,000 loan upon the following terms: (i) interest at the lowest rate to avoid imputed income (6.33% and 6.01%, respectively, as of December 2003); and (ii) repayable in one installment, together with accrued interest, three years from the origination date. The aggregate amount of interest and principal outstanding as of December 2003 under these loans was $237,048, which was the largest amount of interest and principal ever outstanding under the loans. Mr. Gregoire repaid these loans in full in December 2003.

If, prior to a change in control or following the two-year period after a change in control, Mr. Gregoire is terminated without cause, if he terminates employment for good reason or if we do not renew the agreement, we shall (i) pay him an amount equal to two times the sum of his base salary plus his bonus earned during the preceding twelve months and (ii) continue to provide him with medical and dental benefits for one year following his date of termination. If Mr. Gregoire’s employment is terminated within the two years following a change in control, either by us without cause or by Mr. Gregoire for good reason, we shall (i) pay Mr. Gregoire a lump sum amount equal to two times the sum of his highest annual salary and his highest annual bonus earned during the preceding three-year period and (ii) provide him with medical, dental, accident, disability and life insurance for two years thereafter. The agreement further provides that under certain circumstances, Mr. Gregoire shall not compete with us either during his employment with us or during the one-year period following the termination of his employment. The agreement also provides that if any payments made to Mr. Gregoire pursuant to the agreement or otherwise would be subject to any excise tax under Section 4999 of the Internal Revenue Code, we will provide him with an additional payment such that he retains a net amount equal to the payments he would have retained if such excise tax had not applied.

Change-in-Control Arrangements

In addition to the provisions of the employment contracts described above, under the terms of our stock option grants, all such grants become fully vested and exercisable upon the occurrence of a change in control, as such term is defined in the applicable plan under which the stock options were granted. Under the terms of recent restricted stock unit awards which were awarded in March 2004, in the event the surviving company following a change in control does not assume or convert the awards, or in the event the surviving company following a change in control assumes and converts the awards but the award recipient is terminated without cause or terminates employment for good reason (as such terms are defined in the award agreements) within eighteen months of the change in control, then the restricted stock units become fully vested and are paid out in cash based on the change in control price. Under our deferred compensation plan, in the event of a change in control (as defined therein), certain amounts regarding our stock ownership guidelines invested in the Oxford stock unit account will be immediately paid out in shares of stock. If the surviving company does not assume the obligations under the deferred compensation plan, the balance of any amounts deferred under the plan will be paid out in a lump sum in cash and stock depending on whether the deferred amounts were invested in the fixed income account or the Oxford stock unit account within thirty days following the change in control.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee during 2003 were Messrs. Milligan (Chairman), Brown and Thiry. Mr. Milligan was a director and the interim chief executive officer of BenefitPort, LLC, a technology–based insurance and employee benefits distribution network. During 2003, we paid approximately $4.9 million to BenefitPort representing commissions and bonuses earned on our health care benefit products it sold to employer groups. This amount represents approximately 6.4% of BenefitPort’s gross revenues for 2003 and .10% of our total expenses for 2003. Our revenues that come from employer groups represented by BenefitPort represent approximately 4.9% of our 2003 gross revenues. Mr. Milligan has been an advisor to BenefitPort since 1998. He joined BenefitPort’s board of directors and was appointed its interim chief executive officer in September 2002. As of December 31, 2003, Mr. Milligan no longer served as an employee nor as a director of BenefitPort.

Report of the Compensation Committee

The compensation committee of the board of directors is comprised of three members of the board of directors who are not current or former employees of the company and who otherwise satisfy the definition of “independent” under the rules of the New York Stock Exchange.

Role of the Compensation Committee

The compensation committee is governed by a charter which is available on the company’s website at www.oxfordhealth.com. As more fully described in the charter, our duties and responsibilities include: (i) establishment of the company’s general compensation philosophy, and oversight of the development and implementation of compensation programs; (ii) review and approval of corporate goals and objectives relevant to the compensation of the chief executive officer and other members of management; (iii) the making of recommendations to the board with respect to the company’s various compensation plans and overseeing the activities of the individuals and committees responsible for administering these plans; and (iv) oversight of regulatory compliance with respect to compensation matters.

Compensation Philosophy

The company’s compensation programs and policies are designed to provide incentives that are geared to deliver value to the company’s shareholders and that attract and retain individuals of outstanding ability in key positions. Specifically, our compensation programs focus on:

•	Pay for Performance: Our philosophy is that an individual’s compensation should reflect his or her individual performance, the performance of his or her department or area of responsibility and the performance of the company as a whole.

•	Competitive Pay: We believe that the company’s overall compensation should be competitive with other companies of comparable size, complexity and quality.

•	Alignment with Company Goals: We have strived to design the company’s compensation programs to support both the short-term and long-term financial, operating and other goals of the company.

•	Alignment with Shareholder Interests: We believe that senior management’s compensation should include long-term incentives that encourage performance that builds long-term value for both the company and its shareholders.

Components of Compensation Program

We have designed the compensation packages for the company’s executives with the goal of setting total compensation at levels that reflect both personal and organizational performance. In addition to exercising our business judgment, we have also sought the advice of nationally recognized consultants in developing these executive compensation policies and programs. Such consultants have also assisted us with the collection and review of competitive market data of peer companies. An executive’s total compensation opportunity relative to the range paid by the peer companies is also determined in consideration of the executive’s experience, level and scope of responsibility within the company and individual performance. All of the company’s executive officers have employment agreements that establish base salary and bonus opportunities and that were entered into following arm’s length negotiations with the respective executive officers. In determining salaries, bonuses and equity awards, the committee also considers recommendations of the chief executive officer (except in the case of his own compensation) and the independent compensation consultants.

•	Salaries: In determining the compensation for each of the company’s executive officers, the compensation committee considered such factors as existing contractual commitments, competitive market data, compensation opportunities perceived to be necessary to retain executive officers, individual performance and the criticality of the executives to the company’s current and future success. In early 2004, after reviewing all of the aforementioned factors in respect of each of the executive officers named herein, the committee determined that Mr. Thompson’s base salary should remain at $500,000, Mr. Hill’s salary should remain at $425,000, Mr. Black’s base salary should be increased to $415,000 and Dr. Muney’s salary should be increased to $415,000.

•	Annual Bonuses: The company has established an annual bonus plan which is available to all of its management, including the executive officers named herein. At the beginning of each fiscal year, the compensation committee, with input from the chief executive officer, other members of management and independent consultants, establishes performance goals which could result in a threshold, target or maximum bonus payout. At the end of the fiscal year, the committee then reviews the company’s performance relative to those performance goals and determines whether the goals were achieved and the level of funding for the annual bonuses. Annual bonuses are paid in the first quarter of the year following the performance period to which the bonuses relate. The bonuses paid in 2003 were for work performed during 2002. The performance criteria for 2002 annual bonuses included: (i) operating earnings, (ii) membership, (iii) results of employee surveys and (iv) administrative costs. In early 2003, the committee determined that these 2002 goals were achieved at approximately 119.5% of target funding levels. In addition, in early 2003, the committee established the performance criteria for the 2003 annual bonus which were similar to those for the 2002 annual bonus. In early 2004, the committee determined that the 2003 annual bonus goals were achieved at approximately 117% of target funding levels and also established the 2004 performance criteria which, again, were similar to the prior year’s criteria.

•

Long-Term Bonuses: The company’s long-term incentive plan provides participants with an incentive payment which is linked to both multiple-year financial performance and shareholder value. As with the annual bonus plan, the performance goals which could result in a threshold, target or maximum funding for this plan are established by the committee at the commencement of each performance period and are certified as being attained by the committee at the conclusion thereof. The plan provides for two three-year performance periods which run from 2001 through 2003 and from 2002 through 2004. The plan also provides for continuing, non-overlapping two-year performance periods which run from 2003 through 2004, 2005 through 2006 and thereafter, the bonuses for which will be paid 50% early in the year immediately following the end of the performance period and 50% on the first anniversary thereof. The first installment of the bonuses to be paid with respect to the two-year performance period ending December 31, 2004 shall be subject to a maximum pay-out amount to eliminate the effect of any overlap between the two-year and three-year performance periods ending at the same time. The target funding levels under the three-year performance periods are 100% of base salary for the chief executive officer, 80% of the average base salary of and for all executive vice presidents and 60% of the average base salary of and for all senior vice presidents. The annual target funding levels for the two-year performance periods are 150% of base salary for the chief executive officer, 120% of base salary for executive vice presidents and 70% of base salary for senior vice presidents. The committee has determined that the performance goals for this plan are achievement of cumulative increases in earnings per share goals during each performance period. The first bonuses under this plan were paid in February 2004 at approximately 125% of target funding levels based upon the committee’s determination that the maximum earnings per share goals had been achieved over the three-year performance period ending December 31, 2003.

•	Equity Awards: In March 2003, the committee approved a grant of stock options to the company’s management. These options were granted with an exercise price of $26.84, vest ratably over a four-year period, expire in seven years and are subject to accelerated vesting upon a change in control of the company. As part of an over-all review of the company’s compensation structure in 2003, the committee determined that the company should reduce the emphasis on stock options and resulting shareholder dilution by reducing over-all stock option allocations in favor of other forms of compensation program components that are less dilutive but are also tied to achievement of increased shareholder return on investment. Accordingly, in early 2004, we awarded a mix of stock options and restricted stock units. The stock options were granted at an exercise price of $47.91, vest ratably over four years and expire in seven years from the date of grant. The restricted stock units vest ratably upon the third, fourth and fifth anniversaries of the date of the award with the exception of the award to Mr. Berg which vests on the fifth anniversary. Upon vesting, the restricted stock units will be paid in shares of the company’s common stock. Upon a change in control, the restricted stock units are subject to accelerated vesting if (i) the successor company does not assume or convert outstanding awards or (ii) the executive is terminated within eighteen months following the change in control without cause or the employee terminates for good reason. The restricted stock units can also be deferred into the non-qualified deferred compensation plan as described below. In September 2003, we determined that the company should not grant equity awards in excess of 3% of its total shares outstanding.

•	Retirement Vehicles: The company maintains a 401(k) savings plan which permits employees to defer compensation and to which the company makes matching contributions, 3% of which can be allocated as determined by the employee and 1% of which is automatically contributed to the company’s common stock fund. In 2004, the company also implemented a non-qualified deferred compensation plan for certain members of management as well as for members of the board of directors pursuant to which management can defer salary, annual and long-term bonuses and restricted stock units and board members can defer retainers and meeting fees. Restricted stock units can also be deferred into the deferred compensation plan.

Amounts deferred will be deemed invested with rates of return tied to either a fixed income fund or a company stock unit fund. Amounts invested in the company stock unit fund will be paid out in shares of company stock. Transfers are permitted from the fixed income account into the Oxford stock unit account but are not permitted from the Oxford stock unit account to the fixed income account. Dividends are paid in cash and allocated to the fixed income account. The company does not contribute to this plan.

Stock Ownership Guidelines

In 2002, the board of directors adopted Stock Ownership Guidelines which are designed to encourage all officers in the position of senior vice president or higher to own shares of the company’s common stock equal in value to a certain percentage of such officer’s salaries. Under these guidelines, the chief executive officer, each executive vice president and each senior vice president is expected to own shares equal in value to 500%, 300% and 200%, respectively, of his or her base salary. Such officers are expected to meet their stock ownership guidelines through retention of certain pre-established percentages of after-tax gains on exercised stock options and vested restricted stock units (either retention of the shares of stock issued upon vesting or by deferring such units into the deferred compensation plan) and by applying certain pre-established percentages of any long-term incentive bonuses to acquisition of common stock, including the deferral of such amounts into the company stock unit fund under the deferred compensation plan. At the discretion of the compensation committee, officers who fail to comply with the retention ratios may not receive or may receive reduced future equity compensation awards.

Compensation of Chief Executive Officer

The process for determining the chief executive officer’s compensation is led by the chairman of the compensation committee who solicits input from all members of the board of directors as well as independent compensation consultants. The chairman then presents the chief executive officer’s proposed compensation package to the full committee which, in turn, presents it to the full board for final approval.

In determining Mr. Berg’s 2003 compensation, the committee considered his compensation levels since he first joined the company in 1998 and since he first became chief executive officer in November 2002. In addition, the committee considered the compensation of comparable positions at peer companies as well as the company’s financial position. In determining Mr. Berg’s 2003 base salary and equity awards, the committee reviewed Mr. Berg’s performance during 2002 as well as his expected performance as chief executive officer in 2003. Commencing in 2003, the committee established a procedure whereby, in consultation with Mr. Berg, the committee establishes performance goals for Mr. Berg at the beginning of each year which are then used as the criterion upon which Mr. Berg’s subsequent year’s base salary, bonus and equity awards are based. Mr. Berg is subject to the same performance goals established under the company’s annual and long-term bonus plans as other executives.

The committee believes that the compensation paid to Mr. Berg in 2003, as reflected in this Amendment, coupled with stock options granted to Mr. Berg in prior years, is appropriate to incent and encourage an executive with Mr. Berg’s background and experience to remain with the company as chief executive officer and to align his interests with those of the company’s shareholders. In early 2004, the committee reviewed Mr. Berg’s 2003 goals against his performance as well as the performance of the company as a whole and determined that for 2004 his base salary should remain at $825,000.

Loans to Executive Officers and Board Members

In early 2003, the committee determined that it would not provide loans of any sort, including, but not limited to, relocation loans and loans to pay the exercise price of stock options, to the company’s executive officers or members of the board of directors. No such loans are outstanding.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation paid each year to a publicly-held company’s chief executive officer and to its four most highly paid senior executive officers to $1 million per person. Excluded from the $1 million limitation is compensation that, among other things, meets pre-established performance criteria. The committee’s objective is to structure the company’s compensation programs to maximize the deductibility of compensation paid thereunder but reserves the right to pay compensation that may not be tax deductible when it would be in the best interests of the parties involved.

The Compensation Committee

Robert B. Milligan, Jr. (Chairman)

Joseph W. Brown

Kent J. Thiry

Comparison of Cumulative Total Returns

The following graph compares the change in the cumulative total return on our common stock to (a) the change in the cumulative total return on the stocks included in the Standard & Poor’s 500 Stock Index and (b) the change in the cumulative total return on the stocks included in a Managed Care Peer Group Index assuming an investment of $100 made on December 31, 1998, and comparing relative values on December 31, 1998, 1999, 2000, 2001, 2002 and 2003. We did not pay any dividends during the period reflected in the graph. Note that the common stock price performance shown below should not be viewed as being indicative of future performance.

(1)	The Managed Care Peer Group Index consists of Aetna Inc., CIGNA Corp., Coventry Health Care, Inc., Health Net Inc., (Class A), Humana Inc., Mid Atlantic Medical Services, Inc., Sierra Health Services, Inc., Trigon Healthcare, Inc. (through second quarter 2002), UnitedHealth Group, Inc. and Wellpoint Health Networks Inc. (Class A).

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Authorized for Issuance Under Equity Compensation Plans

The following table includes the specified information as of December 31, 2003 for all of our equity compensation plans which have been approved by our shareholders and all of our equity compensation plans which have not been approved by shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	6,952,456	$29.25	9,406,753
Equity compensation plans not approved by security holders(2)	925,000	$18.83	89,743
Total(3)	7,877,456	$28.03	9.496,496

(1)	Equity compensation plans approved by our shareholders include the 1991 Oxford Health Plans, Inc. Stock Option Plan, the Oxford Health Plans, Inc. 2002 Equity Incentive Compensation Plan, the Oxford Health Plans, Inc. 2002 Non-Employee Director Stock Option Plan and the 1991 Directors Stock Option Plan. The latter plan expired by its terms in 2001 except with respect to options then outstanding and, accordingly, no securities are available for future issuance thereunder.
(2)	Equity compensation plans not approved by our shareholders include two stock option plans which were exempt from the shareholder approval requirements of the New York Stock Exchange because the options were granted to executive officers as material inducements to entering into employment contracts with us and a stock option plan for independent contractors which was also exempt from the shareholder approval requirements of the New York Stock Exchange because our executive officers and directors are ineligible to participate in it.
(3)	Does not include equity compensation plans which no longer have shares available for granting or under which there are no awards outstanding.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth certain information regarding beneficial owners known to us as of February 19, 2004 of more than 5% of our outstanding shares of common stock.

	Ownership
Name and Address	Common Stock	Percent
Wellington Management Company, LLP(1) 75 State Street Boston, MA 02109	8,215,950	10.15%
Vanguard Windsor Funds – Vanguard Windsor Fund(2) 100 Vanguard Blvd. Malvern, PA 19355	6,602,800	8.15%
Chieftain Capital Management, Inc.(3) 12 East 49th Street New York, New York 10017	6,073,005	7.50%
Iridian Asset Management LLC, et al.(4) 276 Post Road West Westport, CT	4,439,050	5.50%
Alex Brown Investment Management(5) 217 E. Redwood Street, #1400 Baltimore, MD 21202	4,115,885	5.00%

(1)	This information is furnished in reliance on the Schedule 13G filed by Wellington Management Company, LLP with the Securities and Exchange Commission on February 12, 2004.
(2)	This information is furnished in reliance on the Schedule 13G filed by Vanguard Windsor Funds – Vanguard Windsor Fund with the Securities and Exchange Commission on February 6, 2004.
(3)	This information is furnished in reliance on the Schedule 13G filed by Chieftain Capital Management, Inc. with the Securities and Exchange Commission on February 13, 2004.
(4)	This information is furnished in reliance on the Schedule 13G filed by Iridian Asset Management LLC and other affiliated entities with the Securities and Exchange Commission on February 5, 2004.
(5)	This information is furnished in reliance on the Schedule 13G filed by Alex Brown Investment Management with the Securities and Exchange Commission on February 17, 2004

The following table sets forth certain information with regard to the beneficial ownership of our common stock as of the close of business on March 2, 2004, unless otherwise indicated, by: (i) each director and nominee for director; (ii) each of the current executive officers named in the Summary Compensation Table; and (iii) the directors and all executive officers (including two executive officers who were not named in the Summary Compensation Table) as a group.

Name	Common Stock	Percent
Charles G. Berg	675,570	*
Kurt B. Thompson	377,325	*
Kevin R. Hill	239,591	*
Steven H. Black	65,000	*
Alan M. Muney, M.D., M.H.A.	168,186	*
Joseph W. Brown	16,250	*
Jonathan J. Coslet	29,650	*
Robert B. Milligan, Jr.	21,875	*
Ellen A. Rudnick	11,250	*
Benjamin H. Safirstein, M.D.	10,000	*
Kent J. Thiry	21,250	*
Richard C. Vaughan	1,000	*
All Executive Officers and Directors as a Group (14 persons)	2,030,149	2.56%

*	Less than one percent.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Thompson’s spouse has been employed by the company since 1997, currently as a senior vice president, and received total compensation in 2003 of $404,444.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Approval of Audit and Non-Audit Services

Ernst & Young LLP was our independent auditor for the year ending December 31, 2003, and has been selected by our audit committee to be our independent auditor for the year ending December 31, 2004. The audit committee has adopted the Audit and Non-Audit Services Pre-Approval Policy which is attached as Appendix A to the definitive proxy statement to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and is available on our website at www.oxfordhealth.com. Pursuant to this policy, all audit, audit-related, tax and all other services must be pre-approved by the audit committee; provided, however, the chairman of the audit committee is permitted to pre-approve non-audit services, including audit-related, tax and all other services, provided (i) such services must be commenced prior to the next regularly scheduled meeting of the audit committee, (ii) such non-audit services involve fees that do not exceed $200,000; and (iii) the chairman reports all such pre-approval decisions to the audit committee at its next regularly scheduled meeting. The policy does not provide for a de minimis exception to the pre-approval requirements. Accordingly, all of the 2003 fees described below were pre-approved either by the full audit committee or by the chairman of the audit committee in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

2002 and 2003 Audit, Audit-Related, Tax and Other Fees

The table below sets forth the total fees and expenses billed by Ernst & Young for audit, audit-related, tax and other services.

Audit, Audit-Related, Tax and Other Fees

Services	2002		2003
Audit	$1,111,225	(1)	$1,225,800	(2)
Audit-related	186,750	(3)	526,250	(4)
Tax	579,000	(5)	375,000	(6)
Other	—		—

(1)	The services billed by Ernst & Young for audit services in 2002 includes services rendered for the audit of our annual consolidated financial statements for the fiscal year ended December 31, 2002 and the review of the financial statements included in our Forms 10-Q for the three-month period ended March 31, 2002, the six-month period ended June 30, 2002 and the nine-month period ended September 30, 2002. This amount also includes fees billed for audit services related to audited annual statutory financial statements filed with regulatory agencies and services rendered in connection with securities registration statements, including one Form S-8 registration statement.
(2)	The services billed by Ernst & Young for audit services in 2003 includes services rendered for the audit of our annual consolidated financial statements for the fiscal year ended December 31, 2003, and the review of the financial statements included in our Forms 10-Q for the three-month period ended March 31, 2003, the six-month period ended June 30, 2003 and the nine-month period ended September 30, 2003. This amount also includes fees billed for audit services related to audited annual statutory financial statements filed with regulatory agencies, certain services rendered in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and services in connection with securities registration statements, including three Form S-8 registration statements.

(3)	The services billed by Ernst & Young for audit-related services in 2002 includes services rendered in connection with 401(k) and other audits, consultative and other audit-related services, all of which are reasonably related to the performance of the audit or review of our financial statements but are not included in the audit fees listed above.
(4)	The services billed by Ernst & Young for audit-related services in 2003 includes services rendered in connection with 401(k) and other audits, performance of certain due diligence services, consultative and other audit-related services, all of which are reasonably related to the performance of the audit or review of our financial statements but are not included in the audit fees listed above.
(5)	The tax services billed by Ernst & Young in 2002 include $100,000 of corporate tax return preparation services, $125,000 of corporate tax consulting and $354,000 of various federal and state corporate tax audit services.
(6)	The tax services billed by Ernst & Young in 2003 include $274,000 of corporate tax return and amended return preparation services, $30,000 of services in connection with responding to Internal Revenue Service and state examinations, $55,000 of tax consulting services related to our acquisition of MedSpan, Inc. in March 2002 and $71,000 of other tax consulting services.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29 day of April, 2004.

OXFORD HEALTH PLANS, INC.

By:	/s/ CHARLES G. BERG
Charles G. Berg
President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.

The following is a list of all exhibits filed as part of this Amendment:

31.1 Rule 13a-14(a)/15d-14(a) certification of the Chief Executive Officer

31.2 Rule 13a-14(a)/15d-14(a) certification of the Chief Financial Officer

ANNEX F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

COMMISSION FILE NUMBER: 001-16437

OXFORD HEALTH PLANS, INC.

(Exact name of registrant as specified in its charter)

Delaware	06-1118515
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

48 Monroe Turnpike, Trumbull, Connecticut	06611
(Address of principal executive offices)	(Zip Code)

(203) 459-6000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).    Yes   ☒    No  ☐

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. The number of shares of common stock, par value $.01 per share, outstanding on April 23, 2004, net of treasury shares acquired, was 81,522,679.

OXFORD HEALTH PLANS, INC.

INDEX TO FORM 10-Q

Page
Part I — Financial Information
Item 1	Financial Statements
	Consolidated Balance Sheets at March 31, 2004 and December 31, 2003	F-3
	Consolidated Income Statements for the Three Months Ended March 31, 2004 and 2003	F-4
	Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2004 and 2003	F-5
	Notes to Consolidated Financial Statements	F-6
	Report of Independent Accountants	F-12
Item 2	Management’s Discussion and Analysis of Financial Condition and Results of Operations	F-13
Item 3	Quantitative and Qualitative Disclosures About Market Risk	F-31
Item 4	Controls and Procedures	F-31
Part II — Other Information
Item 1	Legal Proceedings	F-32
Item 2	Changes in Securities and Use of Proceeds	F-32
Item 6	Exhibits and Reports on Form 8-K	F-33
Signatures		F-34
Certifications
EX-10.A: LETTER AGREEMENT RE: PAUL CONLIN
EX-10.B: LETTER AGREEMENT RE: PAUL CONLIN
EX-15: LETTER OF ERNST & YOUNG LLP
EX-31.A: CEO CERTIFICATION
EX-31.B: CFO CERTIFICATION
EX-32.A: CEO SECTION 1350 CERTIFICATION
EX-32.A: CFO SECTION 1350 CERTIFICATION

PART I—FINANCIAL INFORMATION

Item 1. FINANCIAL	STATEMENTS

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

March 31, 2004 and December 31, 2003

(In thousands, except share data)

	(Unaudited)
	March 31, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$617,168	$536,510
Investments—available-for-sale, at fair value	1,383,185	1,370,535
Premiums receivable, net	38,200	30,505
Other receivables	30,966	30,082
Prepaid expenses and other current assets	15,209	16,785
Deferred income taxes	36,329	45,240

Total current assets	2,121,057	2,029,657
Property and equipment, net	37,422	31,638
Deferred income taxes	9,390	9,572
Restricted cash and investments-held-to-maturity, at amortized cost	59,554	59,738
Goodwill and other intangible assets, net	21,161	21,785
Other noncurrent assets	6,394	7,811

Total assets	$2,254,978	$2,160,201

Liabilities and Shareholders’ Equity
Current liabilities:
Medical costs payable	$692,915	$671,515
Current portion of long-term debt	4,000	4,000
Trade accounts payable and accrued expenses	146,861	138,925
Unearned revenue	144,971	187,751
Income taxes payable	45,340	30,530
Current portion of capital lease obligations	4,811	5,749

Total current liabilities	1,038,898	1,038,470
Obligations under capital lease	—	467
Long-term debt	393,000	394,000
Shareholders’ equity:
Preferred stock, $.01 par value, authorized 2,000,000 shares; none issued and outstanding	—	—
Common stock, $.01 par value, authorized 400,000,000 shares; issued and outstanding 106,847,681 shares in 2004 and 106,612,822 shares in 2003	1,068	1,066
Additional paid-in capital	776,408	750,919
Retained earnings	859,369	780,856
Accumulated other comprehensive income	18,655	10,622
Treasury stock, at cost	(816,199)	(816,199)
Unearned restricted stock unit compensation	(16,221)	—

Total shareholders’ equity	823,080	727,264

Total liabilities and shareholders’ equity	$2,254,978	$2,160,201

See accompanying notes to consolidated financial statements.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

Three Months Ended March 31, 2004 and 2003

(In thousands, except share data)

(Unaudited)

	2004	2003
Revenues:
Premiums earned	$1,384,248	$1,310,460
Third-party administration, net	2,888	3,117
Investment and other income	24,109	31,555

Total revenues	1,411,245	1,345,132

Expenses:
Health care services	1,118,457	1,034,109
Marketing, general and administrative	147,275	142,250
Litigation charge for settlement	—	45,000
Interest and other financing charges	4,594	2,228

Total expenses	1,270,326	1,223,587

Income before income taxes	140,919	121,545
Income tax expense	54,254	48,620

Net income	$86,665	$72,925

Earnings per common and common equivalent share:
Basic	$1.07	$0.87
Diluted	$1.03	$0.86
Dividends per common share	$0.10	—
Weighted-average common shares outstanding-basic	81,365	83,762
Effect of dilutive securities:
Stock options	3,166	1,470

Weighted-average common shares outstanding-diluted	84,531	85,232

See accompanying notes to consolidated financial statements.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31, 2004 and 2003

(In thousands)

(Unaudited)

	2004	2003
Cash flows from operating activities:
Net income	$86,665	$72,925
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	7,256	6,070
Non-cash income	(4,146)	(4,146)
Litigation and other non-cash charges	274	45,000
Deferred income taxes	5,300	(11,240)
Realized gain on sale of investments	(4,854)	(13,723)
Changes in assets and liabilities:
Premiums receivable	(7,695)	(7,736)
Other receivables	(884)	808
Prepaid expenses and other current assets	1,576	(5,520)
Medical costs payable	21,400	56,353
Trade accounts payable and accrued expenses	(15,994)	(23,131)
Income taxes payable	14,810	43,290
Unearned revenue	(38,634)	(45,229)
Other, net	(7)	427

Net cash provided by operating activities	65,067	114,148

Cash flows from investing activities:
Capital expenditures	(10,640)	(3,588)
Purchases of available-for-sale investments	(394,401)	(462,412)
Sales and maturities of available-for-sale investments	423,404	457,677)

Net cash provided (used) by investing activities	18,363	(8,323)

Cash flows from financing activities:
Proceeds from exercise of stock options	7,760	7,659
Cash dividends paid	(8,127)	—
Repayment of notes payable	(1,000)	(7,656)
Payments under capital leases	(1,405)	(1,344)
Purchase of treasury shares	—	(24,237)

Net cash used by financing activities	(2,772)	(25,578)

Net increase in cash and cash equivalents	80,658	80,247
Cash and cash equivalents at beginning of period	536,510	321,627

Cash and cash equivalents at end of period	$617,168	$401,874

Supplemental cash flow information:
Cash payments for income taxes	$34,145	$16,573
Cash payments for interest	4,269	2,139
Supplemental schedule of non-cash investing and financing activities:
Unrealized appreciation (depreciation) of investments	14,125	(10,501)
Tax benefit realized on exercise of stock options	1,236	553
Dividend declared on common shares	8,152	—

See accompanying notes to consolidated financial statements.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1) Basis of Presentation

The interim consolidated financial statements included herein have been prepared by Oxford Health Plans, Inc. (“Oxford”) and subsidiaries (collectively, the “Company”) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures, normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States, have been omitted pursuant to SEC rules and regulations; nevertheless, management of the Company believes that the disclosures herein are adequate to make the information presented not misleading. The financial statements include amounts that are based on management’s best estimates and judgments. The most significant estimates relate to medical costs payable, revenue recognition including bad debts and retroactivity, estimated receivables from or payables to certain state regulated risk allocation pools, the fair value of intangible assets and the carrying value of investments. These estimates may be adjusted as more current information becomes available. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position and results of operations of the Company with respect to the interim consolidated financial statements have been made. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

The consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, included in the Company’s Form 10-K filed with the SEC for the fiscal year ended December 31, 2003.

(2) Debt

Debt consists of the following:

(In thousands)	As of March 31, 2004	As of December 31, 2003
Senior Secured Term Loan, dated April 25, 2003	$397,000	$398,000
Less current portion	(4,000)	(4,000)

Long-term debt	$393,000	$394,000

On April 25, 2003, the Company entered into new financing arrangements consisting of a six-year $400 million term loan (the “New Term Loan”) and a five-year $50 million revolving credit facility (the “Revolver”, together with the New Term Loan, the “New Credit Facilities”). Borrowings under the New Term Loan initially bear interest, subject to periodic resets, at either a base rate (“New Base Rate Borrowings”) or LIBOR plus an applicable margin based on the Company’s credit ratings. Interest on New Base Rate Borrowings is calculated as the higher of (i) the prime rate or (ii) the federal funds effective rate, as defined, plus an applicable margin based on the Company’s credit ratings. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver. The New Term Loan has mandatory principal payments of 1% of the outstanding principal per year, payable quarterly, for the first five years with the balance due in the sixth year and provides for voluntary prepayments of principal without penalty of a minimum amount of $5 million. In order to make restricted payments, as defined, including share repurchases and dividends, the Company is required to maintain parent company cash and investment balances at a minimum of $75 million plus the next four quarters scheduled principal payments under the loan. Parent company cash and investments in excess of these minimum requirements are available for restricted payments, as defined, including share repurchases and shareholder

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dividends. A portion of the proceeds of the New Term Loan was used to retire the senior secured term loan outstanding (the “Term Loan”). In connection with the New Credit Facilities and repayment of the former Term Loan, in April 2003, the Company incurred costs, capitalized as part of other non-current assets, of approximately $8.6 million and wrote off approximately $3.4 million of unamortized debt costs associated with the former Term Loan as a component of interest and other financing costs in the second quarter of 2003. The costs related to the New Credit Facilities are being written off ratably to income over periods of five to six years. Effective December 2, 2003, the Company re-priced its New Term Loan, reducing the applicable margins for both LIBOR and New Base Rate Borrowings. On March 26, 2004, Moody’s Investor Service upgraded Oxford from a Ba2 rating to a Baa3 rating. As a result of the upgrade, the interest rate on the New Term Loan has dropped 25 basis points effective March 26, 2004.

In connection with the New Term Loan and in order to reduce the variability of cash flows with respect to interest payments, the Company entered into interest rate swap agreements (“Swap Agreements”) during 2003 to manage its exposure to variable-rate debt. The Swap Agreements effectively convert a portion of the Company’s variable-rate debt to a fixed-rate basis. The Swap Agreements are classified as cash flow hedges and have terms of up to three years, maturing from May 2004 through May 2006. The Company records the Swap Agreements on its consolidated balance sheet as an offset to other non-current assets at their then fair value and adjusts the Swap Agreements to current market value through other comprehensive income. The Company anticipates that the Swap Agreements will continue to be effective, but it will recognize all or a portion of any unrealized gain or loss related to these contracts directly to income to the extent they are deemed to no longer be effective. The notional amount of the Swap Agreements was $250 million and the estimated unrealized loss on the Swap Agreements was approximately $0.9 million at March 31, 2004.

The effective annual interest rate on the New Term Loan, including the effect of the Swap Agreements, was approximately 3.6% as of March 31, 2004.

(3) Comprehensive Income

The following table summarizes comprehensive income adjustments for the three months ended March 31, 2004 and 2003 (in thousands):

	Three months ended March 31,
	2004	2003
Investment Securities:
Net unrealized gain on available-for-sale securities	$18,977	$3,223
Income tax expense on above	(7,306)	(1,289)
Reclassification adjustments for gains recognized in income	(4,854)	(13,723)
Income tax benefit on above	1,869	5,489

	8,686	(6,300)

Cash Flow Hedges:
Holding loss related to interest rate swaps	(1,062)	—
Income tax benefit on above	409	—

	(653)	—

Net gain/(loss) recognized in other comprehensive income	$8,033	$(6,300)

(4) Dividends from Regulated Subsidiaries

For the three months ended March 31, 2004, Oxford received dividends of $53 million from its subsidiaries. No dividends were received from subsidiaries in the quarter ended March 31, 2003. On April 1, 2003, Oxford received a dividend of $50 million from its New York HMO subsidiary.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5) Contingencies

In connection with the securities class action litigation settled in 2003, the Company has a remaining claim of approximately $23.4 million against one insurance carrier that provided certain additional coverage of, among other things, certain judgments and settlements incurred by the Company. The Company intends to vigorously pursue recovery of this outstanding amount. The Company has not recorded any recoveries at March 31, 2004 related to a potential favorable outcome of this litigation.

On September 7, 2000, the Connecticut Attorney General filed suit against four Health Maintenance Organizations (“HMOs”), including the Company, in the federal district court in Connecticut, on behalf of a putative class consisting of all Connecticut members of the defendant HMOs who were enrolled in plans governed by the Employee Retirement Income Security Act (“ERISA”). The suit alleged that the named HMOs breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) failing to timely pay claims; (ii) the use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iii) the inappropriate use of drug formularies; (iv) failing to respond to member communications and complaints; and (v) failing to disclose essential coverage and appeal information. The suit sought preliminary and permanent injunctions enjoining the defendants from pursuing the complained of acts and practices. Also, on September 7, 2000, a group of plaintiffs’ law firms commenced an action in federal district court in Connecticut against the Company and four other HMOs on behalf of a putative national class consisting of all members of the defendant HMOs who are or have been enrolled in plans governed by ERISA within the past six years. The substantive allegations of this complaint, which also claimed violations of ERISA, were nearly identical to that filed by the Connecticut Attorney General. The complaint demanded the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief. Although this complaint was dismissed without prejudice as to the Oxford defendants, another identical complaint against the Company was filed on December 28, 2000 in the federal district court in Connecticut under the caption Patel v. Oxford Health Plans of Connecticut, Inc. (the “Patel action”). On November 30, 2000, the Judicial Panel on Multidistrict Litigation (“JPML”) issued a Conditional Transfer Order, directing that the Connecticut Attorney General action be transferred to the Southern District of Florida for consolidated pretrial proceedings along with various other ERISA and Racketeering Influenced and Corrupt Organizations (“RICO”) cases pending against other HMOs, which order was confirmed on April 17, 2001. On November 13, 2001, the JPML issued a Conditional Transfer Order, directing that the Patel action also be transferred to the consolidated proceedings in Florida, which order was confirmed on February 20, 2002. By Order dated September 26, 2002, Judge Moreno of the Southern District of Florida, denied the motion for class certification made by plaintiffs in the member proceeding (the “Subscriber Track”). The Company reached agreement to settle the Patel action by paying the individual plaintiffs a total of $12,500, which case has now been dismissed. By Orders dated September 18, 2003, Judge Moreno granted the motion of Oxford and other defendants to dismiss the Connecticut Attorney General action and ruled that the Subscriber Track in this multidistrict litigation was closed in light of the dismissal of all cases in that track. The Connecticut Attorney General has appealed the dismissal of this action.

On February 14, 2001, the Connecticut State Medical Society (“CSMS”) filed a lawsuit against the Company’s Connecticut HMO subsidiary in Connecticut state court on behalf of both itself and its members who had Oxford contracts. The suit asserted claims for breach of contract, breach of the implied duty of good faith and fair dealing, violation of the Connecticut Unfair Trade Practices Act (“CUTPA”) and negligent misrepresentation based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The Court ruled on December 13, 2001 that CSMS lacked standing to assert any claims on behalf of its member physicians, and on October 25, 2002 granted the Company’s motion to strike the complaint for failure to state a claim under CUTPA. On November 12, 2002, CSMS filed a notice of appeal with respect to the Court’s October 25, 2002 decision. A hearing on the appeal was held on April 14, 2004.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 15, 2001, the Medical Society of the State of New York (“MSSNY”), and three individual physicians, filed two separate but nearly identical lawsuits against the Company and the Company’s New York HMO subsidiary in New York state court, on behalf of all members of the MSSNY who provided health care services pursuant to contracts with the Company during the period August 1995 through the present. The suit filed by the individual physicians was styled as a class action complaint. Both suits asserted claims for breach of contract and violations of New York General Business Law, Public Health Law and Prompt Payment Law, based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The complaint filed by the MSSNY seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney’s fees and costs. By Order dated January 23, 2003, the Court granted the Company’s motion to stay the purported class action case and compel arbitration. The Court further dismissed the claims under the Prompt Pay Law and the Public Health Law. By order dated January 24, 2003, the Court granted the Company’s motion to dismiss the MSSNY complaint in its entirety. On February 28, 2003, MSSNY and the individual physicians filed notices of appeal regarding the January 23, 2003 and January 24, 2003 orders.

On April 12, 2002, Dr. John Sutter, a New Jersey physician, filed a purported class action complaint against the Company in New Jersey state court, on behalf of all New Jersey providers who provide or have provided health care services to members of Oxford’s health plans. The suit asserts claims for breach of contract, breach of the implied duty of good faith and fair dealing, and violations of the New Jersey Prompt Pay Act and Consumer Fraud Act, and seeks compensatory damages, treble damages on the Consumer Fraud Act claim, punitive damages, reformation of the provider contracts, and attorney’s fees and costs. On October 25, 2002, the Court dismissed the complaint and granted the Company’s motion to compel arbitration. On or about December 11, 2002, Dr. Sutter filed the same purported class action complaint with the American Arbitration Association. The parties are now engaged in discovery to determine whether the arbitration may proceed as a class.

On or about May 8, 2002, the Medical Society of New Jersey (“MSNJ”) filed separate lawsuits against the Company and four other HMOs in New Jersey chancery court, on behalf of itself and its members who have contracted with Oxford and the other defendants. The suit against the Company asserted several claims, including violations of the New Jersey Prompt Pay Act and Consumer Fraud Act and tortious interference with prospective economic relations, based on, among other things, the Company’s alleged: (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly “bundling” or “downcoding” claims, or by including unrelated claims in “global rates”; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; (iv) failure to provide adequate staffing to handle physician inquiries; and (v) practice of forcing physicians into unfair contracts that infringe on relationships with patients. The complaint sought a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney’s fees and costs. By order dated September 22, 2003, the Court granted Oxford’s motion to dismiss the complaint in its entirety for lack of standing and for failure to state an actionable claim. The MSNJ has appealed the dismissal of this action.

On or about September 22, 2003, the Company and Triad Healthcare, Inc. (“Triad”) were sued in federal court in the Southern District of New York in a purported class action on behalf of all Oxford members who are or were Oxford policyholders with coverage for chiropractic care. The suit alleges that Oxford and Triad, which Oxford has engaged to assist in managing chiropractic services, have breached their disclosure obligations and fiduciary duties under ERISA by, among other things: (i) the use of inappropriate and cost-based criteria as the basis for denials; (ii) providing financial incentives to Triad to deny care; (iii) failing to disclose such financial incentives and misrepresenting that chiropractic coverage would be based on medical necessity; and (iv) intentionally delaying the payment of claims. The complaint demands the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief and attorney’s fees. On January 14, 2004, the Company filed a motion to dismiss the complaint in its entirety for failure to state a claim under ERISA.

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company is also subject to examinations and investigations by various state and federal agencies from time to time with respect to its business and operations. The outcome of any such examinations and investigations, if commenced, cannot be predicted at this time.

The Company is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by insurance. Some of these actions involve claims by the Company’s members in connection with benefit coverage determinations and alleged acts by network providers. The Company is also routinely engaged in disputes and negotiations with health care providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such disputes and negotiations, hospitals, hospital systems and other providers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. The result of these legal actions, disputes and negotiations could adversely affect the Company through termination of existing contracts, involvement in litigation, adverse judgments or other results, or could expose the Company to other liabilities. The Company believes any ultimate liability associated with these legal actions, disputes and negotiations would not have a material adverse effect on the Company’s consolidated financial position.

(6) Share Repurchase Program

The Company’s Board of Directors approved a share repurchase program for up to $1 billion of the Company’s outstanding common stock through December 2004. The program authorized the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. As of March 31, 2004, the Company had repurchased a total of 23,831,400 shares of its common stock under this program at a total cost of approximately $757.2 million. The Company had remaining share repurchase authority of approximately $242.8 million at March 31, 2004. See Note 11.

(7) Pharmacy Benefit Manager Agreement

In September 2001, the Company entered into a five-year agreement with Medco Health Services, Inc. (“Medco”), effective beginning January 1, 2002, pursuant to which Medco provides pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company’s members. If the Company terminates the pharmacy services agreement during 2004, the Company must pay a termination payment of $5 million. This agreement provided for a payment of $4.5 million to Oxford to offset systems and other costs associated with implementation of designated services. In addition to the pharmacy services agreement, the Company also entered into an alliance agreement with Medco under which the Company has furnished and will continue to furnish de-identified claim information and furnish strategic consultative and other services to Medco over a five-year period in return for a total payment of approximately $82.9 million. The Company received a total of $87.4 million in the third and fourth quarters of 2001. Substantially all such amounts are being amortized on a straight-line basis to income over a period of 60 months beginning January 1, 2002.

In connection with its new pharmacy benefits agreement, the Company provided for costs related to the settlement of its prior pharmacy benefits arrangements. Pursuant to a settlement reached on January 26, 2004, the Company paid $5.5 million of previously accrued liabilities during the first quarter of 2004.

(8) Stock Option Plans

The Company accounts for its stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings to the extent options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standards No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the three months ended March 31, 2004 and 2003:

	Three Months Ended March 31,
(In thousands, except per share amounts)	2004	2003
Net earnings, as reported	$86,665	$72,925
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,851)	(2,813)

Pro forma net earnings	$83,814	$70,112

Basic earnings per share
As reported	$1.07	$0.87
Pro forma	$1.03	$0.84
Diluted earnings per share
As reported	$1.03	$0.86
Pro forma	$0.99	$0.82

(9) Restricted Stock Unit Awards

On March 2, 2004, the Company granted 344,301 shares of common stock as restricted stock unit awards to certain eligible members of management. The restricted stock units vest ratably upon the third, fourth and fifth anniversaries of the date of the award, except for the restricted stock units awarded to the Company’s Chief Executive Officer, which vest on the fifth anniversary of the date of the award. Upon vesting, the restricted stock units will be paid in shares of Oxford common stock. Upon a change in control, the restricted stock units are subject to accelerated vesting if (i) the successor company does not assume or convert outstanding awards or (ii) the employee is terminated within eighteen months following the change in control without cause or the employee terminates for good reason.

The market value of the award at grant date of approximately $16.5 million was recorded through additional paid-in capital and unearned restricted stock unit compensation within shareholders’ equity. The fair value of the restricted unit awards is being amortized to compensation expense on a straight-line basis over the five-year vesting period. Administrative expenses in the first quarter of 2004 include $0.3 million of compensation expense related to these awards.

(10) Derivative Financial Instruments

In order to reduce the variability of cash flows with respect to interest payments on the New Term Loan, the Company entered into Swap Agreements during 2003 to manage its exposure to variable-rate debt. The Swap Agreements effectively convert a portion of the Company’s variable-rate debt to a fixed-rate basis. The Swap Agreements are classified as cash flow hedges and have terms of up to three years, maturing from May 2004 through May 2006. The Company records the Swap Agreements on its consolidated balance sheet as an offset to other non-current assets at their then fair value and adjusts the Swap Agreements to current market value through other comprehensive income. The Company anticipates that the Swap Agreements will continue to be effective, but it will recognize all or a portion of any unrealized gain or loss related to these contracts directly to income to the extent they are deemed to no longer be effective.

The notational amount of the Swap Agreements was $250 million and the estimated unrealized loss on the Swap Agreements was approximately $ 0.9 million at March 31, 2004.

(11) Subsequent Event

On April 26, 2004, the Company and UnitedHealth Group (“United”) entered into an Agreement and Plan of Merger (the “Agreement”) pursuant to which the Company will be merged with a wholly owned subsidiary of United. In connection with this Agreement, the Company’s Board of Directors voted to terminate the Company’s share repurchase program and suspend the payment of future cash dividends. The previously declared dividend was paid as scheduled on April 27, 2004 to shareholders of record as of April 12, 2004.

Report of Independent Accountants

The Board of Directors

Oxford Health Plans, Inc.

Trumbull, Connecticut

We have reviewed the accompanying consolidated balance sheet of Oxford Health Plans, Inc. and subsidiaries (the “Company”) as of March 31, 2004 and the consolidated statements of income and cash flows for the three-month periods ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements as of March 31, 2004 and for the three-month periods ended March 31, 2004 and 2003 for them to be in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

New York, New York

April 26, 2004

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows membership by product:

	As of March 31,		Increase	(Decrease)
	2004	2003	Amount	%
Membership:
POS, PPO and Other Plans	1,216,600	1,276,800	(60,200)	(4.7)%
HMOs	187,500	204,000	(16,500)	(8.1)%

Total Fully Insured Commercial	1,404,100	1,480,800	(76,700)	(5.2)%
Medicare	70,400	70,700	(300)	(0.4)%
Third-party administration	37,100	41,100	(4,000)	(9.7)%

Total membership	1,511,600	1,592,600	(81,000)	(5.1)%

	Three Months Ended March 31,
	2004	2003
Selected Information:
Medical loss ratio	80.8%	78.9%
Administrative loss ratio(1)	10.6%	10.8%
Per member per month premium revenue	$312.18	$283.99
Per member per month medical expense	$252.24	$224.10
Fully insured member months (000’s)	4,434.1	4,614.5

	Three Months Ended March 31,
(In thousands)	2004	2003
Operating Revenue:
POS, PPO and Other Plans	$1,067,538	$1,007,276
HMOs	149,607	147,773

Total Fully Insured Commercial	1,217,145	1,155,049
Medicare	167,103	155,411
Third-party administration, net	2,888	3,117

Total Operating Revenue	$1,387,136	$1,313,577

(1)	Excludes $45 million litigation charge in the first quarter of 2003.

Results of Operations

OVERVIEW

The Company’s revenues consist primarily of commercial premiums derived from its Point of Service (“POS”), Preferred Provider Organization (“PPO”), Health Maintenance Organization (“HMO”) and other plans. Revenues also include reimbursements under government contracts relating to the Oxford Medicare Advantage plan (“Medicare”), third-party administration fee revenue for self-funded plan services (which is stated net of direct expenses such as third-party reinsurance premiums) and investment and other income. Since the Company provides coverage under its indemnity and insured managed care products on a prepaid basis, with premium levels fixed for one-year periods, unexpected cost increases during the annual contract period cannot be passed on to employer groups or members.

For the three months ended March 31, 2003, the Company recorded a charge of $45 million, or $0.32 per diluted share, related to the final settlement of securities class action lawsuits brought in 1997 following the October 27, 1997 decline in the price of the Company’s stock.

Health care services expense primarily comprises payments to physicians, hospitals and other health care providers under fully insured health care business and includes an estimated amount for incurred but not reported or paid claims (“IBNR”). The Company estimates IBNR and other medical expense based on a number of factors, including prior claims experience. The increase in medical costs payable from December 31, 2003 to March 31, 2004 primarily reflects increases in IBNR and unpaid claims reserves. See “Cautionary Statement Regarding Forward-Looking Statements”.

THE THREE MONTHS ENDED MARCH 31, 2004 COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 2003

Total revenues for the quarter ended March 31, 2004 were $1.41 billion, up 4.9% from $1.35 billion during the same period in the prior year. Net income for the first quarter of 2004 totaled $86.7 million, or $1.03 per diluted share, compared with net income of $72.9 million, or $0.86 per diluted share, for the first quarter of 2003. For the three months ended March 31, 2003, the Company recorded a pretax charge of $45 million, or $0.32 per diluted share, related to the final settlement of securities class action lawsuits brought in 1997 following the October 27, 1997 decline in the price of the Company’s stock. In addition, pretax income for the first quarter of 2004 and 2003 include approximately $0.5 million and $7.1 million, respectively, of favorable development of prior period estimates of medical costs, or a total of $0.01 per diluted share in the 2004 period and $0.05 per diluted share in the 2003 period.

Membership in the Company’s fully insured commercial health care programs decreased by approximately 76,700 members as of March 31, 2004 from the level of such membership as of March 31, 2003, and by approximately 25,800 members since year-end 2003. The Company believes that the decrease is attributable to regional economic conditions and competitive pricing in the Company’s markets, as well as to a shift by several large groups toward self-funded plans.

Total commercial premiums earned for the three months ended March 31, 2004, increased 5.4% to $1.22 billion, compared with $1.16 billion in the same period in the prior year. The increase in premiums earned over the 2003 quarter is attributable to a 9.9% increase in weighted average commercial premium yield (including the effect of reductions in benefit coverage and changes in product mix) offset by a 4.1% decrease in member months. Commercial premium yields for the full year 2004 are expected to be approximately 9 to 10% higher in the Company’s core commercial business than in the full year 2003, including the estimated effects of reductions in benefit coverage and changes in product mix.

Membership in Medicare programs decreased by approximately 300 members compared with March 31, 2003, and by approximately 400 members since year-end 2003. Premiums earned from Medicare programs increased 7.5% to $167.1 million in the first quarter of 2004, compared with $155.4 million in the first quarter of 2003. The revenue increase was the result of increases in average premium yields of Medicare programs, as well as a result of changes in the demographic mix of the Medicare business. In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“MMA”) was signed into law. MMA has increased the reimbursement rates in 2004 to managed care plans offering Medicare Advantage plans. MMA allows Oxford to provide its current and future Medicare members improved benefits. The Company has decided to re-enter certain of the counties in its service area where it had previously discontinued offering Medicare plans. The impact of re-entering these counties is not expected to be material to 2004 results. The Company cannot precisely estimate the effect of MMA or other future Medicare laws and regulations on its business or results of operations in future periods.

Investment and other income, net, decreased 23.6% for the quarter ended March 31, 2004 compared with 2003 as follows (in thousands):

	Three months ended March 31,
	2004	2003
Investment income, net of fees	$14,952	$13,991
Net realized gains on sales of marketable securities	4,854	13,723

Investment income, net	19,806	27,714
Pharmacy alliance agreement amortization	3,801	3,801
Other income, net	502	40

Investment and other income, net	$24,109	$31,555

Weighted-average pre-tax yield on investment portfolio	3.0%	3.6%

The increase in investment income, net of fees, was due to higher invested balances partially offset by lower investment yields. Due to interest rate and bond market dynamics during the past year, the overall pre-tax yield on the portfolio declined to 3% for the first quarter of 2004 compared with 3.6% in the prior year’s first quarter. Realized gains decreased in the first quarter of 2004 compared with the first quarter of 2003. The decision to harvest gains in the investment portfolio is based upon, among other things, the Company’s investment policies, market conditions, including the ability of the Company to re-invest gains in suitable investments, where applicable, and the Company’s cash flow and tax strategies.

Health care services expense stated as a percentage of premium revenues (the “medical loss ratio” or “MLR”) was 80.8% for the first quarter of 2004 compared with 78.9% for the first quarter of 2003. The total reported medical loss ratio for the first quarter of 2004 reflects a 12.6% net increase in total per member per month medical costs, partially offset by a 9.9% total increase in average overall premium yield. Commercial per member per month medical costs increased approximately 11.8% compared with the 2003 first quarter after adjusting the reported per member per month commercial medical cost increase for cumulative net favorable development of prior period medical reserve estimate changes of approximately $3.3 million and $8 million for the three month periods ended March 31, 2004 and 2003, respectively, and the impact of one additional business day in the first quarter of 2004. Adjusting for one additional business day in the first quarter of 2004 compared to 2003, commercial per member per month medical costs increased 10.7%. Health care services expense for the three months ended March 31, 2004 and 2003 included total net favorable development of prior period medical cost estimates of approximately $0.5 million and $7.1 million, respectively. For the three months ended March 31, 2004 and 2003, pursuant to the Health Care Reform Act in New York (“HCRA”), the Company expensed $15.8 million and $14.6 million, respectively, for Graduate Medical Education and $14.2 million and $12.9 million, respectively, for hospital Bad Debt and Charity Care. The Company believes it has made adequate provision for incurred medical costs as of March 31, 2004. Changes to estimates of incurred medical costs are recorded in the period they arise.

Marketing, general and administrative expenses totaled approximately $147.3 million in the first quarter of 2004, compared with $142.3 million in the first quarter of 2003, excluding the $45 million litigation charge. Increases in broker commissions and premium taxes, which together accounted for approximately $50.8 million, or 34.5%, of total administrative expenses in the first quarter of 2004 compared with $45.7 million, or 32.1%, of administrative expenses in the 2003 first quarter, drove the period over period increase. The increase in broker commissions and premium taxes as a percentage of overall administrative expenses is primarily the result of changes in product mix between the two periods. Administrative expenses as a percent of operating revenue (the “administrative loss ratio” or “ALR”) was 10.6% during the first quarter of 2004 compared with 10.8% during the first quarter of 2003, excluding the litigation charge.

Interest expense increased to $4.6 million in the first quarter of 2004, compared with $2.2 million in the first quarter of 2003. On April 25, 2003, the Company entered into New Credit Facilities consisting of a 6-year $400 million New Term Loan and a 5-year $50 million revolving credit facility. The New Term Loan initially bears interest at LIBOR plus 275 basis points and has mandatory principal payments of 1% of the outstanding principal per year, payable quarterly, for the first five years with the balance due in the sixth year. During the first quarter of 2004, the Company made $1 million of scheduled repayments of its new term loan. The Company’s weighted average interest rate on its debt for the three months ended March 31, 2004 was 3.8%, compared with 4.78% in the corresponding prior year period. In connection with the New Term Loan, the Company entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from variable to fixed rates. These agreements, which have a term of up to three years, involve the exchange of variable-rate payments for fixed-rate payments for a notional principal amount totaling $250 million at the outset.

The Company had income tax expense of $54.3 million for the first quarter of 2004 reflecting an effective tax rate of 38.5%, compared with an income tax expense of $48.6 million, or an effective tax rate of 40%, for the first quarter of 2003. The Company’s estimated effective tax rate for 2004 is based on the composition of its business in various state taxing jurisdictions. The Company’s periodic analysis to assess the realizability of the deferred tax assets includes an evaluation of the results of operations for the current and prior periods and projections of future results of operations. The Company will continue to evaluate the realizablity of its net deferred tax assets in future periods and will make adjustments to the valuation allowances when facts and circumstances indicate that a change is necessary. At March 31, 2004, the Company had deferred tax assets of approximately $45.7 million (net of valuation allowances of approximately $3 million). The valuation allowance relates primarily to the recognition of certain restructuring related and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at March 31, 2004.

Liquidity and Capital Resources

Cash provided by operations during the first three months of 2004 was $65.1 million compared with $114.1 million for the first three months of 2003. The change in cash flow between the two periods was primarily the result of the timing of income tax payments, increases in medical cost payments and the funding of certain accrued expenses. As of March 31, 2004, the Company had approximately $2 billion in current cash and marketable securities, including approximately $433.5 million at the parent company.

Capital expenditures for the first three months of 2004 totaled $10.6 million, principally for computer equipment and software. During the first quarter of 2004, the Company initiated several information technology projects to address infrastructure enhancements and technical applications, data management improvements and call center technology upgrades. These projects are expected to be completed and placed in service primarily during the second half of 2004.

Cash used by financing activities totaled $2.8 million during the first three months of 2004, compared with $25.6 million in the first three months of 2003. The change in cash used by financing activities resulted from the Company’s repurchasing approximately $24.2 million of its common stock in the first quarter of 2003, compared to none repurchased in the first quarter of 2004. The first quarter of 2004 included cash dividends paid of approximately $8.1 million, offset by proceeds received from stock option exercises of $7.8 million. In October 2003, the Company’s Board of Directors authorized an additional $250 million in repurchase authority through December 2004 under the existing share repurchase program. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through March 31, 2004, the Company has repurchased approximately 23.8 million of its common shares at an aggregate cost of approximately $757.2 million under this program, which was initiated in 2001. The Company had remaining repurchase authority of approximately $242.8 million as of March 31, 2004. On January 30, 2004, the Company’s Board of Directors declared a quarterly cash dividend of $0.10 per share that was paid on April 27, 2004, to shareholders of record on April 12, 2004. On April 26, 2004, in view of the Company’s recently announced Agreement to merge with a wholly owned subsidiary of United, the Company’s Board of Directors voted to terminate the Company’s share repurchase program and suspend the payment of future cash dividends.

On April 25, 2003, the Company entered into new financing arrangements consisting of a 6-year $400 million term loan (the “New Term Loan”) and a 5-year $50 million revolving credit facility (“Revolver”, together with the New Term Loan, the “New Credit Facilities”). Net proceeds of the New Term Loan were used to fund the settlement of the Company’s 1997 securities class action litigation, to refinance existing debt and for general corporate purposes. Borrowings under the New Term Loan initially bear interest, subject to periodic resets, at either a base rate (“New Base Rate Borrowings”), or LIBOR plus an applicable margin based on the Company’s credit ratings. Interest on New Base Rate Borrowings is calculated as the higher of (a) the prime rate or (b) the federal funds effective rate, as defined, plus an applicable margin based on the Company’s credit ratings. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver. The New Term Loan has mandatory principal payments of 1% of the outstanding principal per year, payable quarterly, for the first five years with the balance due in the sixth year and provides for voluntary prepayments of principal without penalty of a minimum amount of $5 million. In order to make restricted payments, as defined, including dividends and share repurchases, the Company is required to maintain parent company cash and investment balances at a minimum of $75 million plus the next four quarters scheduled principal payments under the loan. Parent company cash and investments above these minimum requirements are available for restricted payments, as defined, including dividends and share repurchases. A portion of the proceeds of the New Term Loan was used to retire the Term Loan.

In connection with the New Term Loan, the Company entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from variable to fixed-rates. These agreements, which have terms of up to three years, involve the exchange of variable-rate payments for fixed-rate payments for a notional principal amount totaling $250 million at the outset. The effective annual interest rate on the New Term Loan, including the effect of the interest rate swap, was approximately 3.6% at March 31, 2004.

As of March 31, 2004, cash and investments aggregating approximately $59.6 million have been segregated in the consolidated balance sheet as restricted investments to comply with state regulatory requirements. With respect to the Company’s HMO subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. At March 31, 2004, the Company’s HMO and insurance subsidiaries had statutory surplus of approximately $724.5 million, or approximately $510.8 million in excess of current regulatory requirements. The Company manages its statutory surplus primarily against National Association of Insurance Commissioners (“NAIC”) Company Action Level (“CAL”) Risk-Based Capital (“RBC”), although RBC standards are not yet applicable to all of the Company’s operating subsidiaries. At March 31, 2004, the Company’s statutory surplus was approximately 250% of CAL RBC. The Company’s subsidiaries are subject to certain restrictions on their ability to make dividend payments, loans or other transfers of cash to the parent company. These restrictions limit the ability of the Company to use cash generated by subsidiary operations to pay the obligations of the parent, including debt service and other financing costs. The Company intends to continue to seek additional dividends from its regulated subsidiaries. For the three months ended March 31, 2004, Oxford received dividends of $53 million from its subsidiaries. No dividends were received from the subsidiaries in the first quarter ended March 31, 2003. On April 1, 2003, Oxford received a dividend of $50 million from its New York HMO subsidiary.

The Company’s medical costs payable were $692.9 million as of March 31, 2004, compared with $671.5 million as of December 31, 2003. The increase primarily reflects per member per month increases in medical costs and increased estimates of incurred claims. The Company estimates the amount of its IBNR reserves primarily using standard actuarial methodologies based upon historical data, including the average interval between the date services are rendered and the date claims are received, processed and paid, denied claims activity, expected medical cost inflation, seasonality patterns and changes in membership. During the past three years, there has been no material adverse development of actual claims history when compared with recorded reserves. Due to the nature of health care services, claims submission methods and processing, and payment practices utilized by the Company, there is typically a relatively short time lag between service provided and claim payment. The Company revises its estimates for IBNR in future periods based upon continued actuarial analysis of claims payments, receipts and other items subsequent to the incurral period. Revisions to estimates, if any, are recorded in the period they arise.

The liability for medical costs payable is also affected by delegation, capitation, risk transfer and insurance and reinsurance arrangements, including, without limitation, arrangements related to certain diagnostic testing, disease management and ancillary services, agreements with physician and other health care groups, payment methodologies and the Company’s Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain Medicare members and the experience of risk-transfer providers (who may be entitled to credits from the Company for favorable experience or subject to deductions for accrued deficits) and potential claims under insurance and reinsurance agreements. From time to time, the Company may explore other delegation, capitation, risk-transfer and insurance and reinsurance arrangements with providers and other organizations. The Company believes that its reserves for medical costs payable are adequate to satisfy its ultimate claim liabilities.

The Company has been notified by two insurers that guaranteed certain savings targets pursuant to a third-party agreement for utilization management, claims payment and other services related to orthopedic services, that the insurers will seek to rescind or terminate the insurance agreements. The Company’s claims under these insurance agreements total $30 million for 2003, with a possible claim of an additional $30 million for 2004. One of the insurers has commenced an arbitration seeking to rescind or terminate the insurance agreements claiming various misrepresentations and material breaches of the agreements by the Company. The Company believes the insurers’ claims are without merit and will vigorously seek to enforce its rights. The Company has established a receivable of $4.2 million as of March 31, 2004, included in other receivables, representing the premium for coverage to date under the policies.

The Company has risk-share agreements with two hospitals and a physician group covering approximately 20,600 and 22,600 Medicare members at March 31, 2004 and 2003, respectively. Premium revenue for the Medicare members covered under these agreements totaled approximately $49.9 million and $48.5 million during the three months ended March 31, 2004 and 2003, respectively. During the first quarter of 2004, the Company renegotiated agreements with the two hospitals expiring in December 2006 and December 2007.

The New York State Insurance Department (“NYSID”) has created Market Stabilization Pools (the “New York Stabilization Pools”) for the small group and individual insurance markets. These pools operate on a calendar year basis. According to state regulations, certain insurers participating in the small group and/or individual markets will be required to make payments to the New York Stabilization Pools, and other insurers will receive payments from the New York Stabilization Pools. For the years 1999 and prior, two separate pools operated. Demographic data submitted by insurers and HMOs was used to determine payments to and payments from one pool. Data related to the incidence of certain specified medical conditions is being used to determine payments to and/or from another pool. For the years subsequent to 1999, a single pool operates based on the experience of each insurer with respect to specified medical conditions. Required claims data submitted by February 27, 2004 by insurers and HMOs is being used to rate the experience of each insurer to determine payments to and/or from the pool. At March 31, 2004, the Company has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and receivables of approximately $10.5 million, $10.2 million and $3.6 million related to the 2001, 2003 and 2004 pool years, respectively, from the New York Stabilization Pools.

The Company has also established respective receivables and reserves related to certain stop loss pools established by the State of New York under the Health Care Reform Act of New York (the “Stop Loss Pools”,

together with the New York Stabilization Pool, the “Pools”), which provides a limited amount of stop loss insurance funds to cover 90% of certain paid claims for the New York Mandated Plans and for the Healthy New York Plan. The NYSID has promulgated regulations that, in addition to requiring HMOs to also offer a Healthy New York product without drug benefits, changes the Healthy New York program’s stop loss reinsurance, among other things. Effective January 1, 2003, 90% of paid claims between $5,000 and $75,000, on an annual basis, will be eligible for reimbursement rather than between $30,000 and $100,000, as originally implemented. In January 2004, the Company received a distribution from the 2002 New York Stabilization Pool of approximately $11.5 million, which was included in income for the year ended December 31, 2003. In January 2003, the Company received a distribution from the 2001 New York Stabilization Pool of approximately $11.1 million, which was included in income for the year ended December 31, 2002. The Company has established receivables of approximately $12.1 million and $3.2 million related to the 2003 and 2004 New York Stop Loss Pools, respectively.

While the Company has established its liabilities and recoveries under the Pools based on its interpretations of the regulations, the amounts recorded related to the 1999 through 2004 Pool years may differ, perhaps materially, from amounts that will ultimately be paid or received from the Pools based on final reconciliations. The Company has learned that some of its competitors in New York who may be required to pay substantial amounts into the New York Stabilization Pool may seek to challenge the legality of the NYSID’s regulations related to this pool or the manner in which the regulations have been interpreted. It is also possible that the NYSID could amend or interpret its regulations in response to the objections raised by these competitors in a manner that would materially affect what the Company may be required to pay to, or receive from, the New York Stabilization Pool. There can be no assurance that the Company will receive additional funds in the future related to the Pools. HCRA, which governs, among other things, the Stop Loss Pools, expires on June 30, 2005, unless reauthorized by the New York State legislature. The manner in which the NYSID administers the Pools also could have a material impact on the competitive conditions and relative premium pricing of each competitor in the New York individual and small group markets. The impact of the ultimate resolution of these issues on the amounts recorded by the Company is unknown at this time.

Following the October 27, 1997 decline in the price per share of the Company’s common stock, more than fifty purported securities class action lawsuits and a related stockholder lawsuit commenced by the State Board of Administration of Florida were filed against the Company, certain of its officers and directors, and the Company’s former independent auditor, KPMG LLP, in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. These lawsuits were consolidated before the Honorable Charles L. Brieant, in the United States District Court for the Southern District of New York (the “Securities Class Action Litigation”).

On March 3, 2003, the Company agreed with the plaintiffs to settle the securities class action litigation for $225 million (the “Settlement”). The Court granted final approval to the Settlement on June 11, 2003. The excess insurance carriers responsible for the first $25 million under the Company’s $200 million Excess Insurance policies contributed $25 million to the Settlement, but the other carriers under the policies refused to contribute to the Settlement. Accordingly, the Company paid $200 million of the Settlement and paid the Excess Insurance carriers an additional premium of $8 million. Also, in connection with the Settlement: (i) plaintiffs settled the class’ claims against KPMG LLP for $75 million and (ii) a derivative shareholder action against KPMG LLP in the name of the Company pending in state court was dismissed with prejudice. In connection with the Settlement, the Company incurred an additional pretax charge of $45 million in the first quarter of 2003, which charge, along with prior charges, fully covers all of the Company’s expenses relating to the Settlement, and related legal fees and expenses. In April 2003, the Company filed suit against certain excess insurance carriers on an excess insurance policy covering the securities class action seeking to recover approximately $41.3 million. During the third quarter of 2003, the Company agreed with certain of the excess insurance carriers to settle approximately $17.9 million of its claims for a total of approximately $14.3 million, which was reflected in income for the year ended December 31, 2003. The Company has a remaining claim of approximately $23.4 million against one excess insurance carrier. The Company intends to vigorously pursue recovery of this outstanding amount.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company’s management to make a variety of estimates and assumptions. These estimates and assumptions affect, among other things, the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results can differ from the amounts previously estimated, which were based on the information available at the time the estimates were made.

The critical accounting policies described below are those that the Company believes are important to the portrayal of the Company’s financial condition and results, and which require management to make subjective and/or complex judgments. Critical accounting policies cover matters that are inherently uncertain because the future resolution of such matters is unknown. The Company believes that its critical accounting policies include revenue recognition (including the estimation of bad debt and retroactivity reserves), medical costs payable (including reserves for incurred but not reported or paid claims), the carrying value of investments and accounting for contingent liabilities.

Revenue recognition

Commercial membership contracts are generally established on a yearly basis subject to cancellation by the employer group, individual or the Company upon 30 days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the month in which the Company is obligated to provide services to members, and are net of estimated terminations of members and groups. Premiums collected in advance of the coverage period are recorded as unearned revenue. Premiums receivable are presented net of valuation allowances for estimated uncollectible amounts, including retroactive membership adjustments, based on known activities and balances and on historical trends. The Company receives premium payments from the federal Centers for Medicare and Medicaid Services (“CMS”) on a monthly basis for its Medicare membership. Membership and category eligibility are periodically reconciled with CMS and could result in revenue adjustments. All other material revenue is generated from investments.

The Company evaluates the collectibility of its premiums receivable based on a combination of factors. These estimates are based on the Company’s assessment of the collectibility of specific accounts, the aging of premiums receivable, historical retroactivity trends, bad-debt write-offs and other known factors. If economic or industry trends change beyond the Company’s estimates or if there is a deterioration in financial condition of a major group or account, increases in the reserve for uncollectible accounts may result.

The Company maintained reserves for billing adjustments and doubtful accounts of approximately $11.9 million at March 31, 2004 and December 31, 2003, and approximately $13 million at March 31, 2003.

Medical costs payable

The Company contracts with various health care providers for the provision of covered medical care services to its members and primarily compensates those providers on a fee-for-service basis and makes other payments pursuant to certain risk-sharing arrangements. The Company also bears the risk of health care expenses for covered services provided by non-contracted providers to members. Costs of health care and medical costs payable for health care services provided to members are estimated by management based on evaluations of providers’ claims submitted and provisions for IBNR. The Company’s liability for medical costs payable is also affected by delegation, capitation, risk transfer, insurance and reinsurance arrangements, including, without limitation, certain diagnostic testing, disease management and ancillary services, physician and other health care groups, payment methodologies and arrangements relating to the Company’s Medicare business generally associated with specific hospitals. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain members and the experience of risk-sharing providers (who may be entitled to credits from Oxford for favorable experience or subject to deductions for accrued deficits) as well as the impact of incentive arrangements and reserves for estimated settlements. Levels of unpaid claims may also vary based in part on working capital management.

The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. These estimates are reviewed by state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. Adjustments to prior period estimates, if any, are included in current period results.

Medical costs payable also reflects payments required by or anticipated benefits from certain state regulated risk allocation pools and state health care public policy initiatives. The risk allocation pools include the New York Market Stabilization Pool affecting small employer group and individual products, the New York Stop Loss Pools, the Connecticut Small Employer Reinsurance Pool and New Jersey assessments related to the individual product market. Certain of the risk allocation pools have, and in the future may be, amended in ways more or less favorable to the Company and may be the target of legal challenges by insurers or other parties. HCRA, which governs, among other things, the Stop Loss Pools, expires on June 30, 2005, unless reauthorized by the New York State legislature.

The financial impact to the Company of the New York Market Stabilization Pool is a function of how the Company compares to the entire market relative to the factors defined in the regulations. In this case, the Company considers a range of possible outcomes and establishes its liability or receivable from the pools based on its consideration of the overall health insurance market in New York and certain other factors that may ultimately impact current estimates. Key data considered in developing the Company’s range of outcomes includes the small group and individual enrollment of its competitors by product type and the risk profile of the Company’s membership by product. The range of outcomes also considers the likely differences between the risk profile of small group HMO and small group POS and PPO membership. Management believes this may ultimately be the key determinant of results. The position of the Company in the New York City area with respect to the small group market and the relative attractiveness of the Company’s provider networks are also key considerations. Final results for any given year cannot be known with certainty until NYSID has completed its analysis of the data submissions by the insurers and HMOs, and the results have been communicated to the insurers and HMOs. As a result, it is not possible to precisely forecast this outcome in advance of actual results. Final results related to the New York Market Stabilization Pools for the period 1999 to 2004 may differ significantly from current estimates. Considering the major factors that affect the outcome of the pooling mechanism as described above, and particularly the Company’s position in the New York City area, results for each year may vary from having a liability to the pool of approximately $15 million to having a receivable from the pool of approximately $15 million. At March 31, 2004, the Company has established reserves of approximately $5.3 million, $15.3 million and $6 million related to the 1999, 2000 and 2002 pool years, respectively, and receivables of approximately $10.5 million, $10.2 million and $3.6 million related to the 2001, 2003 and 2004 pool years, respectively, from the New York Stabilization Pools. The Company has also established receivables of approximately $12.1 million and $3.2 million related to the 2003 and 2004 New York Stop Loss Pools, respectively. Management believes that the current net receivable established as of March 31, 2004, related to the pool years 1999 through 2004 represents its best estimate in light of the limited current information available.

Also included in medical costs payable are: (i) estimated liabilities for New York’s Graduate Medical Education (“GME”) and hospital Bad Debt and Charity Care (“BDCC”) programs, which are state health care public policy initiatives aimed at defraying the costs of other health care providers, such as hospitals; (ii) amounts due to the Company’s pharmacy benefit manager (“PBM”); and (iii) estimated liabilities for various medical contracts between the Company and certain current and former providers, some of which are currently in dispute. For a further description of the risk allocation pools and the state health care public policy initiatives referenced above, see “Cautionary Statement Regarding Forward-Looking Statements”.

Management believes that the amount of medical costs payable is adequate to cover the Company’s ultimate liability for unpaid claims as of March 31, 2004; however, actual claim payments and other items may differ from established estimates. Assuming a hypothetical 1% difference between the Company’s March 31, 2004 estimates of medical costs payable and actual costs payable, net earnings for the three months ended March 31, 2004, would increase or decrease by approximately $4.3 million and diluted earnings per share would increase or decrease by approximately $0.05 per share.

The following table shows the components of the change in medical costs payable for the three months ended March 31, 2004 and 2003 (in millions, unaudited):

	Amounts Relating to Claims Incurred During
Three months ended March 31, 2004	Total	2004	2003 and Prior
Balance at December 31, 2003	$671.5	$—	$671.5
Components of health care services expense:
Estimated costs incurred	1,119.0	1,119.0	—
Estimate changes	(0.5)	—	(0.5)

Health care services expense	1,118.5	1,119.0	(0.5)
Payments for health care services	(1,097.1)	(536.3	(560.8)

Balances as of March 31, 2004	$692.9	$582.7	$110.2

	Amounts Relating to Claims Incurred During
Three months ended March 31, 2003	Total	2003	2002 and Prior
Balance at December 31, 2002	$618.6	$—	$618.6
Components of health care services expense:
Estimated costs incurred	1,041.2	1,041.2	—
Estimate changes	(7.1)	—	(7.1)

Health care services expense	1,034.1	1,041.2	(7.1)
Payments for health care services	(977.8)	(506.3)	(471.5)

Balances as of March 31, 2003	$674.9	$534.9	$140.0

The components of medical costs payable were as follows at March 31, 2004 and 2003 and December 31, 2003 (in millions, unaudited):

	Amounts Relating to Claims Incurred During
As of March 31, 2004	Total	2004	2003 and Prior
IBNR and medical claims reserves	$662.6	$551.5	$111.1
Pharmacy PBM payable	27.1	27.1	—
Stabilization and stop-loss pools, BDCC and GME reserves, net	2.6	4.1	(1.5)
Other reserves	0.6	—	0.6

Medical Claims Payable Balance	$692.9	$582.7	$110.2

	Amounts Relating to Claims Incurred During
As of March 31, 2003	Total	2003	2002 and Prior
IBNR and medical claims reserves	$609.7	$505.2	$104.5
Pharmacy PBM payable	25.5	25.5	—
Stabilization and stop-loss pools, BDCC and GME reserves, net	19.3	4.2	15.1
Other reserves	20.4	—	20.4

Medical Claims Payable Balance	$674.9	$534.9	$140.0

	Amounts Relating to Claims Incurred During
As of December 31, 2003	Total	2003	2002 and Prior
IBNR and medical claims reserves	$641.5	$615.7	$25.8
Pharmacy PBM payable	27.8	27.8	—
Stabilization and stop-loss pools, BDCC and GME reserves, net	(4.9)	(11.3)	6.4
Other reserves	7.1	—	7.1

Medical Claims Payable Balance	$671.5	$632.2	$39.3

Investments

Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive earnings (loss), net of income tax effects where applicable. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income.

Contingent liabilities

The Company is subject to the litigation described in the footnotes to the consolidated financial statements and in “Legal Proceedings”. Because of the nature of the Company’s business, the Company is routinely involved in various disputes, legal proceedings and governmental audits and investigations. Liabilities are recorded for estimates of probable costs resulting from these matters. These estimates are developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering the Company’s insurance coverage for such matters. Management does not believe that any of such matters currently threatened or pending will have a material adverse effect on the Company’s consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company’s assumptions or the effectiveness of the Company’s strategies related to these proceedings.

Market Risk Disclosures

The Company’s consolidated balance sheet as of March 31, 2004 includes a significant amount of assets whose fair value is subject to market risk. Since a substantial portion of the Company’s investments is in fixed income securities, interest rate fluctuations represent the largest market risk factor affecting the Company’s consolidated financial position. Interest rates are managed within a duration band, generally averaging 3.5 to 4.5 years, and credit risk is managed by investing in U.S. government obligations, municipal securities, mortgage-backed and asset-backed securities and in corporate debt securities with high average quality ratings and maintaining a diversified sector exposure within the debt securities portfolio. The Company’s investment policies are subject to revision based upon market conditions and the Company’s cash flow and tax strategies, among other factors. The Company continues to require a credit rating of A or higher at purchase, and maintains an average rating of AA+ on the overall portfolio.

In order to determine the sensitivity of the Company’s investment portfolio to changes in interest rates, valuation estimates were made on each security in the portfolio using a duration model. Duration models measure the expected change in security market prices arising from hypothetical movements in market interest rates. The expected change is then adjusted for the estimated convexity of the instruments in the Company’s investment portfolio by mathematically “correcting” the changes in duration as market interest rates shift. The model used industry standard calculations of security duration and convexity as provided by third party vendors such as Bloomberg and Yield Book. For certain structured notes, callable corporate notes, and callable agency bonds, the duration calculation utilized an option-adjusted approach, which helps to ensure that hypothetical interest rate movements are applied in a consistent way to securities that have embedded call and put features. The model assumed that changes in interest rates were the result of parallel shifts in the yield curve. Therefore, the same basis point change was applied to all maturities in the portfolio. The change in valuation was tested using positive and negative adjustments in yield of 100 and 200 basis points. Hypothetical immediate increases of 100 and 200 basis points in market interest rates would decrease the fair value of the Company’s investments in debt securities as of March 31, 2004 by approximately $58.8 million and $116.9 million, respectively (compared with $43.4 million and $88.6 million as of March 31, 2003, respectively). Hypothetical immediate decreases of 100 and 200 basis points in market interest rates would increase the fair value of the Company’s investments in debt securities as of March 31, 2004 by approximately $56.5 million and $111.5 million, respectively (compared with $43.4 million and $85 million as of March 31, 2003, respectively). Because duration and convexity are estimated rather than known quantities for certain securities, there can be no assurance that the Company’s portfolio would perform in line with the estimated values.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, including, but not limited to, statements concerning future results of operations or financial position, future liquidity, future ability to receive cash from the Company’s regulated subsidiaries, future ability to pay dividends to shareholders, future ability to retire debt or purchase outstanding shares of the Company’s common stock, future deployment of excess cash, the likelihood of realizing investment gains at comparable levels in the future, future capital structure, future health care and administrative costs, future premium rates and yields for commercial and Medicare business, future average per member reimbursement for Medicare, future membership levels and development of new lines of business, future growth in contiguous geographic markets, future health care benefits, future provider networks, future provider utilization rates, future medical loss ratio levels, future recoveries from state regulated risk allocation pools, future claims payment, service performance and other operations matters, future administrative loss ratio levels, management’s belief that the Company will obtain the full benefit of the net deferred tax assets recorded at March 31, 2004, the Company’s information systems, proposed efforts to control health care and administrative costs, future impact of delegation, capitation, risk-transfer and other cost-containment agreements with health care providers and related organizations of providers, including insurance and reinsurance coverage for risk-transfer arrangements, future enrollment levels, government regulation such as the proposed Patients’ Bill of Rights (“PBOR”) legislation, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and MMA, and the impact of new laws and regulation, the future of the health care industry, and the impact on the Company of threatened or pending legal proceedings and regulatory investigations and examinations, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, as amended). Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below.

IBNR estimates; Inability to control health care costs

Medical costs payable in Oxford’s financial statements include reserves for incurred but not reported or paid claims (“IBNR”) that are estimated by Oxford. The Company estimates the provision for IBNR using standard actuarial loss development methodologies applied to loss development data summarized on the basis of the month services are rendered and the month claims are paid, processed or received, and considers other items including, without limitation, historical levels of denied claims, medical cost trends, seasonal patterns and changes in membership mix. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as necessary. The Company believes that its reserves for IBNR are adequate to satisfy its ultimate claim liability. However, there can be no assurances as to the ultimate accuracy of such estimates. Any adjustments to such estimates could benefit or adversely affect Oxford’s results of operations in future periods.

The Company’s future results of operations depend, in part, on its ability to predict and manage health care costs (through, among other things, benefit design, utilization review and case management programs, analytic tools, delegation, capitation, risk-transfer, insurance, reinsurance and other payment arrangements with providers or groups of providers or other parties, including, without limitation, arrangements with vendors related to certain types of diagnostic testing, professional services and disease management and arrangements with hospitals and physician groups) while providing members with coverage for the health care benefits provided under their contracts. However, Oxford’s ability to contain such costs may be adversely affected by various factors, including, but not limited to: changes in payment methodologies, changes in the historical patterns of health care utilization and/or unit costs generally and directly or indirectly related to the war on terrorism or the concerns of members or providers due to the threat of terrorism, new technologies and health care practices, changes in hospital costs, nursing and drug shortages, changes in demographics and trends, expansion into new markets, changes in laws or regulations, changes in interpretation of existing laws and regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of agreements with providers or groups of providers, termination of, or disputes under, delegation, capitation, risk-transfer, insurance, reinsurance and other payment arrangements with providers or groups of providers or other insurance or reinsurance arrangements, epidemics, acts of terrorism and bioterrorism or other catastrophes, including war, inability to establish or maintain acceptable compensation arrangements with providers or groups of providers, operational and regulatory issues which could delay, prevent or impede those arrangements, and higher utilization of medical services, including, without limitation, higher out-of-network utilization. There can be no assurance that the Company will be successful in mitigating the effect of any or all of the above-listed or other factors.

The Company’s medical costs are also affected by the implementation, administration and regulation of certain state regulated risk allocation pools, such as the New York Market Stabilization Pools, as well as certain state health care public policy initiatives, such as the New York GME and BDCC programs. Numerous factors, including, but not limited to, the Company’s membership mix and product allocation amongst the health plans and carriers in a particular region or state, could cause the Company to make payments to the state regulated risk allocation pools or to the state health care public policy initiatives or could allow it to receive funds from the risk allocation pools. The administration and regulation of these programs and specific financing formulas related to these programs have been, and continue to be, subject to change. The Company has learned that some of its competitors in New York who may be required to pay substantial amounts into the New York Stabilization Pools may seek to challenge the legality of the NYSID’s regulations related to these pools or the manner in which the regulations have been interpreted. It is also possible that the NYSID could amend or interpret its regulations in response to the objections raised by these competitors in a manner that would materially affect what the Company may be required to pay to, or receive from, the New York Stabilization Pools. The manner in which the NYSID administers the Pools also could have a material impact on the competitive conditions and relative premium pricing of each competitor in the New York individual and small group markets. HCRA and the GME and BDCC assessments were re-authorized effective July 1, 2003 through June 30, 2005.

Changes in the implementation, administration and regulation of these programs could adversely affect the Company’s medical costs and results of operations. All of these programs, and the Company’s liabilities or potential recoveries under or from them, are continually subject to change.

General economic conditions

Changes in economic conditions could affect the Company’s business and results of operations. The state of the economy could affect the Company’s employer group renewal prospects and its ability to collect or increase premiums. The state of the economy has also negatively affected state budgets, which has resulted in states increasing or imposing new taxes and assessments on insurers, including the Company, as discussed below under “Changes in laws and regulations”. Although the Company has attempted to diversify its product offerings to address the changing needs of its membership, there can be no assurance that the effects of a change in economic conditions will not cause its existing membership to seek health coverage alternatives that the Company does not offer or will not result in significant membership loss, lower average premium yields or decreased margins on continuing membership.

Effects of terrorism

There can be no assurance that the war on terrorism, the threat of future acts of terrorism or the related concerns of members or providers will not adversely affect the Company’s health care costs and its ability to predict and control such costs. Future acts of terrorism and bio-terrorism could adversely affect the Company through, among other things: (i) increased utilization of health care services including, without limitation, hospital and physician services, ancillary testing and procedures, vaccinations, such as the smallpox vaccine and potential associated side effects, prescriptions for drugs, mental health services and other services; (ii) loss of membership as the result of lay-offs or other in force reductions of employment; (iii) adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; (iv) disruption of the Company’s business or operations; or (v) disruption of the financial and insurance markets in general.

The effect of higher administrative costs

There can be no assurance that the Company will be able to maintain administrative costs at current levels. The increased administrative costs of new or proposed laws or regulations, such as PBOR legislation, HIPAA or MMA could adversely affect the Company’s ability to maintain its current levels of administrative expenses.

Changes in laws and regulations

The health care financing industry in general, and HMOs and health insurance companies in particular, are subject to substantial federal and state government laws and regulations, including, but not limited to, laws and regulations relating to cash reserves, minimum net worth, minimum medical loss ratio, licensing, policy language, benefits and exclusions, external review, payment practices, mandatory products and benefits, provider compensation arrangements, approval requirements for policy forms and provider contracts, disclosures to members and providers, security and confidentiality of health care information, premium and reimbursement rates and periodic examinations by state and federal agencies. State laws and regulations require the Company’s HMO and insurance subsidiaries to maintain restricted cash or available cash reserves and restrict their ability to make dividend payments, loans or other payments to the Company.

State and federal government authorities are continually considering changes to laws and regulations applicable to the Company or to the interpretation of such laws or regulations. Any such changes could have a material adverse effect upon the Company and its results of operations. Such state and federal government authorities are currently considering or have, in some cases, adopted regulations relating to, among other things, mandatory benefits such as infertility treatment and products, early intervention services, policy language, benefits and exclusions, ability to pay dividends, parity of access to certain medical benefits such as mental health and chiropractic services, defining medical necessity, provider compensation, health plan liability to members who fail to receive appropriate care, limits on premium rates and rate approval, claims payment practices and prompt pay rules, disclosure and composition of physician networks, and allowing physicians to collectively negotiate contract terms with carriers, including fees. These proposals could apply to the Company and could have a material adverse effect upon the Company and its results of operations. State regulators also may change their interpretation of existing laws and regulations relating to the issues described above, or other issues, and such changes could have a material impact on the Company. Congress is also considering proposals relating to health care reform, including PBOR legislation. These proposals seek to hold health plans liable for claims regarding health care delivery and accusations of improper denial of care, among other items. In addition, on June 19, 2003, the United States House of Representatives passed legislation permitting small businesses to pool together as Association Health Plans (“AHPs”) to purchase or self-fund health care coverage. The legislation provides AHPs with significant regulatory and rating advantages, which would prevail over state and federal law applicable to most insurers and HMOs, including the Company. The United States Senate has not taken any action on the legislation. In 2001, the State of New Jersey passed a health plan liability law similar to certain portions of the PBOR legislation being considered by Congress. Under the New Jersey law generally, after exhausting an appeal through an independent review board, a person covered under a health plan is permitted to sue the carrier for economic and non-economic losses, including pain and suffering, that occur as the result of the carrier’s negligence with respect to the denial of, or delay in, approving or providing medically necessary covered services. The New Jersey legislation and the Federal PBOR legislation, if enacted, could expose the Company to significant litigation risk. Such litigation could be costly to the Company and could have a significant effect on the Company’s results of operations. Although the Company could attempt to mitigate or cover the effects of such costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover the costs stemming from such PBOR legislation or the other costs incurred in connection with complying with such PBOR legislation.

The Company is also affected by certain state regulated risk allocation pools and state health care public policy initiatives. The risk allocation pools are designed primarily to spread claims risk. New York, New Jersey and Connecticut also impose assessments that are used to fund the state health and insurance departments and other state initiatives. Examples of these programs include, but are not limited to:

•	the New York Market Stabilization Pools requires insurers participating in the small group and individual insurance market in New York to contribute certain amounts to, or receive certain amounts from, the New York Stabilization Pools based upon certain paid claims criteria and other criteria outlined in the applicable regulations;

•	the New York Stop Loss Pools provide insurers and HMOs participating in certain mandated health insurance programs in New York with a limited amount of stop loss insurance for claims paid under these programs;

•	the Connecticut Small Employer Reinsurance Pool allows Connecticut health plans to purchase low deductible stop-loss coverage from the Reinsurance Pool for individuals and/or groups ceded by the plans to the Reinsurance Pool. Plans have also been assessed based on market share to cover Reinsurance Pool losses in years past. The Health Reinsurance Association provides for assessments of health plans to cover pool losses related to individual conversions from group coverage and plans;

•	the New Jersey Individual Health Coverage program assesses participating carriers in the individual market based on their market share of enrollment to cover certain program losses defined in the applicable regulations.

The state health care public policy initiatives are designed to require health care payors to contribute to funds that support public policy health care initiatives in general, including defraying the costs of other health care providers, such as hospitals. Examples of these types of programs include the health care financing policies established in New York under HCRA, including the requirement that payors pay an assessment toward hospital GME and BDCC. HCRA and the GME and BDCC assessments were re-authorized effective July 1, 2003 through June 30, 2005.

The state of the economy has negatively affected state budgets, including tax collections, which has resulted in states attempting to defray various programs’ costs through increased taxes, new taxes, increased assessments and new assessments on employers, including the Company, as well as on insurers, HMOs and other health care payors for the specific programs in which the Company participates such as the New York GME and BDCC programs, the New York Market Stabilization Pools and other programs or on the services of health care providers. In New York, the State Legislature passed into law the New York State 2003-2004 budget that includes, among other things, a 75% increase in the premium tax on health insurers (partially offset by the elimination of the franchise tax on health insurers), a 10% increase in the BDCC assessment, an increase in excess of 5% in the GME assessment, and an approximately 19% increase in the assessment for the Department of Insurance and Department of Health budgets (to which the Company is required to contribute). Although the Company could attempt to mitigate or cover the effects of such increased costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover all of such costs resulting from the provisions of the New York State budget. Changes in the implementation, administration and regulation of these programs could adversely affect the Company’s medical costs and results of operations. All of these programs, and the Company’s liabilities under or potential recoveries from them, are continually subject to change.

Under the new HIPAA privacy rules, the Company is required to (a) comply with a variety of requirements concerning its use and disclosure of individuals’ protected health information, (b) establish rigorous internal procedures to protect health information and (c) enter into business associate contracts with those companies to whom protected health information is disclosed. Violations of these rules will be subject to significant penalties. The final rules do not provide for complete federal preemption of state laws, but rather preempt all contrary state laws unless the state law is more stringent. HIPAA exposes the Company to additional liability for, among other things, violations by its business associates. HIPAA’s requirements with regard to privacy and confidentiality became effective in April 2003. Also as part of HIPAA, the U.S. Department of Health and Human Services issued rules standardizing electronic transactions between health plans, providers and clearinghouses, which became effective in October 2003. The Company believes that it has met all applicable HIPAA deadlines. The Company currently estimates that it will incur additional HIPAA compliance costs in 2004 and beyond. However, the Company cannot predict the ultimate impact HIPAA will have on its business and results of operations in future periods.

The Company is also subject to federal and state laws, rules and regulations generally applicable to public corporations, including, but not limited to, those administered by the Securities and Exchange Commission, the Internal Revenue Service and state corporate and taxation departments. The Company is also subject to the listing standards of the New York Stock Exchange, Inc. (“NYSE”). The federal government, certain states and the NYSE and other self-regulatory organizations have recently passed or proposed new laws, rules or regulations generally applicable to corporations, including the Sarbanes-Oxley Act of 2002, that affect or could affect the Company. These changes could increase the Company’s costs of doing business or could expose the Company to additional potential liability.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Any changes to GAAP could affect the Company’s results of operations.

Regulatory audits and reviews

The Company is continually subject to review and audit by various state and federal authorities, including but not limited to, the New York State Insurance Department, the New York Department of Health, the Attorney General offices of New York and Connecticut, the New Jersey Department of Banking and Insurance, the New Jersey Department of Health and Senior Services, the Connecticut Insurance Department, the California Department of Insurance, CMS, the United States Department of Labor and other departments of labor in states where the Company has employees. From time to time, the Company has issues pending with, or has operating issues under review with and is the subject of periodic audits by, such regulatory agencies. While the Company believes its relations with such regulatory agencies are good, the outcome of any examinations, inquiries and reviews by such regulatory agencies cannot be predicted.

National Committee on Quality Assurance (“NCQA”) accreditation

In March 2002, NCQA, an independent, non-profit organization dedicated to improving managed care quality and service, completed its periodic review of the Company’s operations. NCQA rates companies according to the following scale: excellent, commendable, accredited, provisional and denied. In June 2002, NCQA upgraded the Company’s status to “Excellent” for Oxford’s New York HMO and Medicare operations, its New Jersey HMO operations and its Connecticut HMO and Medicare operations. Oxford’s New Jersey Medicare operations achieved a “Commendable” rating. There can be no assurance that the Company will maintain its NCQA accreditation, and the loss of this accreditation could adversely affect the Company.

Doing business on the Internet

Federal and state laws and regulations directly applicable to communications or commerce over the Internet, such as HIPAA, are becoming more prevalent. For example, CMS has prohibited the transmission of Medicare eligibility information over the Internet unless certain encryption and other standards are met. New laws and regulations could adversely affect, or increase costs related to, the business of the Company on the Internet. The Company relies on certain external vendors to provide content and services with respect to maintaining its website at www.oxfordhealth.com. Any failure of such vendors to abide by the terms of their agreement with the Company or to comply with applicable laws and regulations could expose the Company to liability and could adversely affect the Company’s ability to provide services and content on the Internet.

Matters affecting Medicare business

Premiums for Oxford’s Medicare plans are determined through formulas established by CMS for Oxford’s Medicare contracts. Generally, since the Balanced Budget Act of 1997 went into effect, annual health care premium increases for Medicare members have not kept up with the increases in health care cost. Federal law provides for annual adjustments in Medicare reimbursement by CMS that could reduce the reimbursement received by the Company. Premium rate increases in a particular region that are lower than the rate of increase in health care services expense for Oxford’s Medicare members in such region, could adversely affect Oxford’s results of operations. However, MMA has increased reimbursement rates for 2004 to managed care plans offering Medicare Advantage plans. The Company is currently considering the potential effects MMA will have on its Medicare business. MMA allows Oxford to provide its current and future Medicare members richer benefits. The Company has decided to re-enter certain of the counties in its service area where it had previously discontinued offering Medicare plans, the impact of which is not expected to be material to 2004 results. The Company cannot precisely estimate the effect of MMA or other future Medicare laws and regulations on its business or results of operations in future periods.

Contracts with providers and provider organizations and other vendors entered into by Oxford with respect to Medicare membership could pose operational and financial challenges for the Company and could be adversely affected by regulatory actions or by the failure of the Company or the vendor to comply with the terms of such agreement, and failure under any such agreement could have a material adverse effect on the Company’s cost of providing benefits to Medicare members, Medicare membership, the Company’s Medicare results of operations and, ultimately, the Company’s ability to provide Medicare plans. Oxford’s Medicare plans are subject to certain additional risks compared to commercial plans, such as substantially higher comparative medical costs and higher levels of utilization.

Service and management information systems

The Company’s claims and service systems depend upon the smooth functioning of its computer systems. These systems remain subject to unexpected interruptions resulting from occurrences such as hardware failures or the impact of ongoing program modifications. There can be no assurance that such interruptions will not occur in the future, and any such interruptions could adversely affect the Company’s business and results of operations. Moreover, operating and other issues can lead to data problems that affect the performance of important functions, including, but not limited to, claims payment and group and individual billing. There can also be no assurance that the Company’s process of improving existing systems, developing new systems to support the Company’s operations and improving service levels will not be delayed or that additional systems issues will not arise in the future.

Health care provider networks/ Risk-sharing arrangements

The Company is subject to the risk of disruption in its health care provider networks. Network physicians, hospitals and other health care providers could terminate their contracts with the Company. Most of the Company’s contracts with physicians can be terminated on 90 days notice. The Company’s contracts with hospitals that serve a significant portion of its business are generally for multiple year periods, but some hospital contracts can be terminated on 90 days notice. The Company is routinely engaged in negotiations with health care providers, including various hospitals and hospital systems, involving payment arrangements, contract terms and other matters. During such negotiations, hospitals, hospital systems, physicians and other providers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. Providers have also threatened to terminate contracts when financial disputes arise. These disputes could adversely affect the Company or could expose the Company to regulatory or other liabilities. Such events could have a material adverse effect on the Company’s ability to influence its medical costs. Cost-containment and risk-sharing and risk-transfer arrangements entered into by the Company could be adversely affected by difficulties encountered in the implementation or administration of such arrangements, regulatory actions, contractual disputes, or the failure of the providers to comply with the terms of such agreements. Furthermore, the effect of mergers and consolidations of health care providers or potential unionization of, or concerted action by, physicians, hospitals or other providers in the Company’s service areas, could enhance the providers’ bargaining power with respect to higher reimbursement levels and changes to the Company’s utilization review and administrative procedures.

Pending litigation and other proceedings against Oxford

The Company is involved in certain legal proceedings, including, among others, those related to (i) a Connecticut action, brought by the Connecticut State Medical Society, alleging breach of the Connecticut Unfair Trade Practices Act, which case was dismissed and is now on appeal, (ii) a New York action, brought by the Medical Society of the State of New York on behalf of its members and itself, alleging breach of contract and violations of the New York General Business Practices Law, Public Health Law and Prompt Payment Law, which case was dismissed and is now on appeal, (iii) a related, purported class action by New York physicians asserting similar claims, which case has been stayed pending arbitration and is also on appeal, (iv) a New Jersey action, brought by the Medical Society of New Jersey on behalf of its members and itself, alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts, which case has been dismissed and is now on appeal, (v) an attempt to bring class action arbitration by a purported class of New Jersey physicians alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts, (vi) a purported federal class action grounded in ERISA claims brought on behalf of Oxford members who have coverage for chiropractic care, (vii) claims for rescission or termination of an insurance agreement guaranteeing savings pursuant to a third-party management agreement for orthopedic services, and (viii) an investigation by the United States Attorney for the Eastern District of Pennsylvania relating to an alliance agreement between the Company and its pharmacy benefit manager, Medco Health Services, Inc. and a request for information by NYSID relating thereto. The Company is also involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages. The Company is also the subject of examinations, investigations and inquiries by Federal and state governmental agencies. The results of these lawsuits, examinations, investigations and inquiries could adversely affect the Company’s results of operations, financial condition, membership growth and ability to retain members through the imposition of sanctions, required changes in operations and potential limitations on enrollment. In addition, evidence obtained in governmental proceedings could be used adversely against the Company in civil proceedings. The Company cannot predict the outcomes of these lawsuits, examinations, investigations and inquiries.

Negative HMO publicity and potential for additional litigation

The managed care industry, in general, has received significant negative publicity and does not have a positive public perception. This publicity and perception have led to increased legislation, regulation and review of industry practices. Certain litigation, including purported class actions on behalf of plan members and providers commenced against certain large, national health plans, and against the Company, has resulted in additional negative publicity for the managed care industry and creates the potential for similar additional litigation against the Company. These factors may adversely affect the Company’s ability to market its products and services, may require changes to its products and services and may increase the regulatory burdens under which the Company operates, further increasing the costs of doing business and adversely affecting the Company’s results of operations.

Concentration of business / Competition

The Company’s commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 75% of its commercial premium revenues received from New York business during the three months ended March 31, 2004. In addition, the Company’s Medicare revenue represented approximately 12% of premiums earned during the first quarter of 2004. As a result, changes in regulatory, market, or health care provider conditions in any of these states, particularly New York, and changes in the environment for the Company’s Medicare business, could have a material adverse effect on the Company’s business, financial condition and results of operations.

HMOs and health insurance companies operate in a highly competitive environment. The Company has numerous competitors, including for-profit and not-for-profit HMOs, PPOs, administrative service providers and indemnity insurance carriers, some of which have substantially larger enrollments than the Company. The Company competes with independent HMOs, which have significant enrollment in the New York metropolitan area. The Company also competes with HMOs and managed care plans sponsored by large health insurance companies. These competitors have large enrollment in the Company’s service areas and, in some cases, greater financial resources than the Company. Additional competitors, including emerging competitors in e-commerce insurance or benefit programs and consumer-directed health plans, are entering and may continue to enter the Company’s markets in the future. The Company believes that the network of providers under contract with Oxford is an important competitive factor. However, the cost of providing benefits is, in many instances, the controlling factor in obtaining and retaining employer groups, and certain of Oxford’s competitors have set premium rates at levels below Oxford’s rates for comparable products. Oxford anticipates that premium pricing will continue to be highly competitive.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Market Risk Disclosures.”

ITEM 4. CONTROLS AND PROCEDURES

Based on the evaluation by the Chief Executive Officer and Chief Financial Officer of the Company as of the end of the period covered by this quarterly report, the Company’s disclosure controls and procedures are adequately designed to ensure that the information required to be included in this report has been recorded, processed, summarized and reported on a timely basis. There have not been any significant changes in the Company’s internal controls or in other factors that could significantly affect these controls and there have been no corrective actions taken with regard to significant deficiencies and material weaknesses subsequent to the date of such officers’ evaluation.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

The Company is involved in certain legal proceedings, including, among others, those related to (i) a Connecticut action brought by the Connecticut State Medical Society, alleging breach of the Connecticut Unfair Trade Practices Act, which case was dismissed and is now on appeal, (ii) a New York action, brought by the Medical Society of the State of New York on behalf of its members and itself, alleging breach of contract and violations of the New York General Business Practices Law, Public Health Law and Prompt Payment Law, which case was dismissed and is now on appeal, (iii) a related, purported class action by New York physicians asserting similar claims, which case has been stayed pending arbitration and is also on appeal, (iv) a New Jersey action, brought by the Medical Society of New Jersey, on behalf of its members and itself alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts, which case has been dismissed and is now on appeal, (v) an attempt to bring class action arbitration by a purported class of New Jersey physicians alleging breach of contract and violations of New Jersey Prompt Pay and Consumer Fraud Acts, (vi) an action against an insurer for at least $23.4 million on an excess insurance policy relating to the Company’s settled securities class action litigation, (vii) claims for rescission or termination of an insurance agreement guaranteeing savings pursuant to a third-party management agreement for orthopedic services, (viii) an investigation by the United States Attorney for the Eastern District of Pennsylvania relating to an alliance agreement between the Company and its pharmacy benefit manager, Medco Health Services, Inc. and a request for information by NYSID relating thereto, and (ix) a purported federal class action grounded in ERISA claims brought on behalf of Oxford members who have coverage for chiropractic care. The Company has described these and other legal proceedings in more detail in its Annual Report on Form 10-K for the year ended December 31, 2003.

The Company is also subject to examinations and investigations by various state and federal agencies from time to time with respect to its business and operations. The outcome of any such examinations and investigations, if commenced, cannot be predicted at this time.

The Company is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by insurance. Some of these actions involve claims by the Company’s members in connection with benefit coverage determinations and alleged acts by network providers. The Company is also routinely engaged in disputes and negotiations with health care providers and other parties, including various hospitals, hospital systems and insurers and reinsurers, involving payment arrangements, contract terms and other matters. During such disputes and negotiations, hospitals, hospital systems and other providers and insurers and reinsurers may threaten to or, in fact, provide notice of termination of their agreement with the Company as part of their negotiation strategy. The result of these legal actions, disputes and negotiations could adversely affect the Company through termination of existing contracts, involvement in litigation or arbitration, adverse judgments or other results, or could expose the Company to other liabilities. The Company believes any ultimate liability associated with these legal actions, disputes and negotiations would not have a material adverse effect on the Company’s consolidated financial position.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

See information contained in notes 2 and 6 of “Notes to Consolidated Financial Statements” and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

Exhibit No.		Description of Document

3	(a)	Second Amended and Restated Certificate of Incorporation, as amended, of the Registrant, incorporated by reference to Exhibit 3(a) of the Registrant’s Form 10-Q for the quarterly period ended September 30, 2000 (File No. 0-19442)

3	(b)	Amended and Restated By-laws of the Registrant, incorporated by reference to Exhibit 3(b) of the Registrant’s Form 10-Q for the quarterly period ended March 31, 2003 (File No. 001-16437)

10	(a)	Letter Agreement, dated May 27, 1998, by and between the Registrant and Paul C. Conlin

10	(b)	Letter Agreement, dated October 13, 1998, by and between the Registrant and Paul C. Conlin

15		Letter of Ernst & Young LLP re Unaudited Consolidated Interim Financial Statements

31	(a)	Chief Executive Officer Rule 13a-14(a)/15d-14(a) Certification

31	(b)	Chief Financial Officer Rule 13a-14(a)/15d-14(a) Certification

32	(a)	Chief Executive Officer Section 1350 Certification

32	(b)	Chief Financial Officer Section 1350 Certification

(b) Reports on Form 8-K

In a report on Form 8-K dated and filed on February 2, 2004, the Company reported, under Item 5. “Other Events”, its declaration of a quarterly cash dividend of 10 cents per share payable on April 27, 2004, to shareholders of record as of April 12, 2004.

In a report on Form 8-K dated February 4, 2004 and filed on February 5, 2004, the Company reported, under Item 12. “Results of Operation and Financial Condition”, its fourth quarter and full year 2003 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OXFORD HEALTH PLANS, INC.
(Registrant)

Date April 27, 2004	/s/ MARC M. KOLE
Marc M. Kole Senior Vice President of Finance and Chief Accounting Officer

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

Index to Exhibits

Exhibit No.		Description of Document

3	(a)	Second Amended and Restated Certificate of Incorporation, as amended, of the Registrant, incorporated by reference to Exhibit 3(a) of the Registrant’s Form 10-Q for the quarterly period ended September 30, 2000 (File No. 0-19442)

3	(b)	Amended and Restated By-laws of the Registrant, incorporated by reference to Exhibit 3(b) of the Registrant’s Form 10-Q for the quarterly period ended March 31, 2003 (File No. 001-16437)

10	(a)	Letter Agreement, dated May 27, 1998, by and between the Registrant and Paul C. Conlin*

10	(b)	Letter Agreement, dated as of October 13, 1998, by and between the Registrant and Paul C. Conlin*

15		Letter of Ernst & Young LLP re Unaudited Consolidated Interim Financial Statements*

31	(a)	Chief Executive Officer Rule 13a-14(a)/15d-14(a) Certification*

31	(b)	Chief Financial Officer Rule 13a-14(a)/15d-14(a) Certification*

32	(a)	Chief Executive Officer Section 1350 Certification*

32	(b)	Chief Financial Officer Section 1350 Certification*

*	Filed herewith

ANNEX G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2004

OXFORD HEALTH PLANS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-16437	06-1118515
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

48 Monroe Turnpike, Trumbull, Connecticut	06611
(Address of principal executive offices)	(Zip Code)

(203) 459-6000

(Registrant’s telephone number, including area code)

Item 5.    Other Events

The Registrant’s press release dated February 2, 2004 announcing declaration of a quarterly cash dividend is attached as Exhibit 99(a) hereto and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OXFORD HEALTH PLANS, INC.

Date: February 2, 2004	By:	/s/ MARC M. KOLE
Marc M. Kole Senior Vice President Finance and Principal Accounting Officer

OXFORD HEALTH PLANS, INC. AND SUBSIDIARIES

Exhibit Index

Exhibit Number		Description of Document
99	(a)	Press Release dated February 2, 2004 announcing the Registrant’s declaration of dividend

ANNEX H

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Commission file number: 1-10864

UnitedHealth Group Incorporated

(Exact name of registrant as specified in its charter)

Minnesota	41-1321939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota (Address of principal executive offices)	55343 (Zip Code)

Registrant’s telephone number, including area code:

(952) 936-1300

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
Common Stock, $.01 par Value	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    Yes  ☑

Indicate by checkmark whether the registrant is an accelerated filer (as defined in the Exchange Act Rule 12b-2).    Yes  ☑    No  ☐

The aggregate market value of stock held by non-affiliates of the registrant as of June 30, 2003, was approximately $29,612,414,897 (based on the last reported sale price of $50.25 per share on June 30, 2003, on the New York Stock Exchange).*

As of March 1, 2004, 620,897,092 shares of the registrant’s Common Stock, $.01 par value per share, were issued and outstanding.

Note that in Part II of this report on Form 10-K, we “incorporate by reference” certain information from our Annual Report to Shareholders for the fiscal year ended December 31, 2003, and in Part III we “incorporate by reference” certain information from our Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 2004. These documents will be filed with the Securities and Exchange Commission (SEC) within the time period permitted by the SEC. The SEC allows us to disclose important information by referring to it in that manner. Please refer to such information.

*	Only shares of common stock held beneficially by directors, executive officers and subsidiaries of the Company have been excluded in determining this number.

Page
PART I
Item 1.	Business	H-1
	Introduction	H-1
	Description of Business Segments	H-1
	Expansion and Divestiture of Operations	H-6
	Government Regulation	H-6
	Marketing	H-8
	Competition	H-8
	Employees	H-9
	Executive Officers of the Registrant	H-9
	Cautionary Statements	H-10
Item 2.	Properties	H-14
Item 3.	Legal Proceedings	H-15
Item 4.	Submission of Matters to a Vote of Security Holders	H-15

PART II
Item 5.	Market for Registrant’s Common Equity and Related Stockholder Matters	H-15
Item 6.	Selected Financial Data	H-16
Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	H-16
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	H-16
Item 8.	Financial Statements and Supplementary Data	H-16
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	H-16
Item 9A.	Controls and Procedures	H-17

PART III
Item 10.	Directors and Executive Officers of the Registrant	H-17
Item 11.	Executive Compensation	H-17
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	H-17
Item 13.	Certain Relationships and Related Transactions	H-18
Item 14.	Principal Accountant Fees and Services	H-18

PART IV
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	H-18
Signatures		H-23
Exhibit Index
First Amendment to Executive Savings Plans (1998)
Executive Savings Plans (2004)
Amendment to Directors’ Compensation Deferral Plan
Employment Agreement—David S. Wichmann
Amendments to the AARP Health Insurance Agreement
Amendment—Information Technology Services Agrmt.
Portions of the Annual Report to Shareholders
Subsidiaries of the Company
Independent Auditors’ Consent
Powers of Attorney
Certifications Pursuant to Section 302
Certifications Pursuant to Section 906

PART I

Item 1.    Business

INTRODUCTION

UnitedHealth Group is a leader in the health and well-being industry, serving approximately 52 million Americans. We provide individuals with access to quality, cost-effective health care services and resources through more than 400,000 physicians and 3,600 hospitals across the United States. We manage approximately $50 billion in aggregate health care spending on behalf of more than 170,000 employer-customers and the consumers we serve. Our primary focus is on improving the American health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions.

Our revenues are derived from premium revenues on risk-based products, fees from management, administrative and consulting services, and investment and other income. We conduct our business primarily through operating divisions in the following business segments:

•	Uniprise;

•	Health Care Services, which includes our UnitedHealthcare, Ovations and AmeriChoice businesses;

•	Specialized Care Services; and

•	Ingenix.

For a discussion of our results by segment see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

UnitedHealth Group Incorporated is a Minnesota corporation incorporated in January 1977. The terms “we,” “our” or the “Company” refer to UnitedHealth Group Incorporated and our subsidiaries. Our executive offices are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; telephone (952) 936-1300. Our home page on the Internet can be accessed at www.unitedhealthgroup.com. You can learn more about us by visiting that site. You can download and print copies of our annual reports to shareholders, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with amendments to those reports, from that site. You can also download from our website our Articles of Incorporation, bylaws and corporate governance policies, including our Principles of Governance, Board of Directors Committee Charters, and Code of Business Conduct and Ethics. We make periodic reports and amendments available, free of charge, as soon as reasonably practicable after we file or furnish these reports to the Securities and Exchange Commission (“SEC”). We will also provide a copy of any of our corporate governance policies published on our website free of charge, upon request. To request a copy of any of these documents, please submit your request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343, Attn: Corporate Secretary.

DESCRIPTION OF BUSINESS SEGMENTS

Uniprise

Uniprise serves the employee benefit needs of large organizations by developing cost-effective health care access and benefit strategies and programs, technology and service-driven solutions tailored to the specific needs of each customer. Uniprise offers consumers access to a wide spectrum of health and well-being products and services. Together with its affiliates, Uniprise’s core business provides comprehensive, integrated health benefit services to multi-location employers with more than 5,000 employees, and specializes in large volume transaction management, large-scale benefit design, and innovative technology solutions designed to manage and control medical care costs, facilitate access to care, and transform complex administrative processes into simpler, efficient, high quality automated processes. In addition to or as part of the functions described above, Uniprise has developed Internet-based administrative and financial applications for physician inquiries and transactions, customer-specific data analysis for employers, and consumer access to personal information and services. Uniprise customers generally retain the risk of financing the medical benefits of their employees and their dependents, and Uniprise provides the management and administrative services described above for a fixed fee per members served.

Large employers can also access through Uniprise all of UnitedHealth Group’s network-based medical, insurance and specialty services, through a wide variety of product arrangements. As of December 31, 2003, Uniprise served over 320 clients, representing approximately 9.1 million individuals, including approximately 160 of the Fortune 500 companies. Uniprise also provides claim, call and other complex transaction processing services to consumers served by UnitedHealthcare.

Health Care Services

Our Health Care Services segment consists of our UnitedHealthcare, Ovations and AmeriChoice businesses.

UnitedHealthcare

UnitedHealthcare coordinates health and well-being services on behalf of local employers and consumers nationwide. UnitedHealthcare’s products are primarily marketed to small and mid-size employers with up to 5,000 employees. As of December 31, 2003, this business served approximately 8.3 million individuals. With its risk-based product offerings, UnitedHealthcare assumes the risk of both medical and administrative costs for its customers in return for a monthly premium, which is typically at a fixed rate for a one-year period. UnitedHealthcare also provides administrative and other management services to customers that self-insure the medical costs of their employees and their dependents, for which UnitedHealthcare receives a fee. These customers retain the risk of financing medical benefits for their employees, and UnitedHealthcare administers the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Small employer groups are more likely to purchase risk-based products because they are generally unable or unwilling to bear a greater potential liability for health care expenditures. UnitedHealthcare offers its products through affiliates that are usually licensed as insurance companies or as health maintenance organizations, depending upon a variety of factors, including state regulations.

UnitedHealthcare arranges for discounted access to care through more than 400,000 physicians and 3,600 hospitals across the United States. The consolidated purchasing power represented by the individuals UnitedHealthcare serves makes it possible for UnitedHealthcare to contract for cost-effective access to a large number of conveniently located care providers. Directly or through UnitedHealth Group’s family of companies, UnitedHealthcare offers:

•	A broad range of benefit plans integrating medical, ancillary and alternative care products so customers can choose benefits that are right for them;

•	Affordability by leveraging the economic benefits of the purchasing power of millions of people;

•	Access to broad and diverse numbers of health care providers through benefit plans that give customers direct access to specialists without obtaining referrals;

•	Innovative programs that facilitate integrated care delivery;

•	Convenient self-service for customer transactions, pharmacy services and health information;

•	Clinical information that physicians can use in working with their patients; and

•	Simplified electronic transactions for customers.

We believe that UnitedHealthcare’s innovation distinguishes its product offerings from the competition. UnitedHealthcare designs consumer-oriented health benefits and services that value individual choice and control in accessing health care. UnitedHealthcare has programs that provide health education; admission counseling before hospital stays; care advocacy to help avoid delays in patients’ stays in the hospital; support for individuals at risk of needing intensive treatment; care coordination for people with chronic conditions; and prescription drug management, which promotes safe use of medications. UnitedHealthcare has designed its programs to encourage consumers to be engaged and active participants in managing their own health and well-being. Further, UnitedHealthcare offers Web sites that provide access to a variety of information, including a directory of network physicians and hospitals, reports on thousands of health topics, a treatment cost estimator, and a health profile tailored to individual interests.

In November 2003, we acquired Golden Rule Financial Corporation, a company which, through its subsidiaries, offers a broad range of health and life insurance and annuity products to the individual consumer market, with approximately 430,000 individual members. Golden Rule is a freestanding business unit within UnitedHealthcare.

In February 2004, we acquired Mid Atlantic Medical Services, Inc. (MAMSI), a company which, through its subsidiaries, provides health, administrative and network-based services in the mid-Atlantic region of the United States, directly serving approximately 955,000 people in Maryland, Washington D.C., Virginia, Delaware, West Virginia, northern North Carolina and southeast Pennsylvania.

Ovations

Ovations provides health and well-being services for Americans age 50 and older, addressing their unique needs for preventative and acute health care services, for services dealing with chronic disease and for responding to specialized issues relating to their overall well-being. Ovations is one of few enterprises fully dedicated to this market segment, providing products and services in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands through licensed affiliates.

In January 1998, Ovations initiated a 10-year contract with AARP, the nation’s largest organization for older Americans. Ovations offers a range of health insurance products and services to AARP members, and has expanded the scope of services and programs offered over the past several years.

Ovations operates the nation’s largest Medicare Supplement business, providing Medicare Supplement and hospital indemnity insurance, from its insurance company affiliates, to approximately 3.8 million AARP members. Ovations’ services also include an expanded AARP Nurse Health Line Service to cover beneficiaries of all AARP Medicare Supplement and certain hospital indemnity products, providing 24-hour access to health information from nurses. Ovations developed an offering with lower cost Medicare Supplement coverage that provides consumers with a hospital network and 24-hour access to health care information from nurses. During 2003, Ovations piloted a new health insurance program focused on persons between 50 and 64 years of age. Ovations’ revenues from the AARP insurance offerings were approximately $4.1 billion in 2003.

Ovations addresses one of the most significant cost problems facing older Americans—prescription drug costs. Ovations offers the nation’s largest pharmacy discount card program, with approximately 1.8 million users, providing access to retail and mail order pharmacy services, and a complimentary health and well-being catalog offering. These services offer cost savings and greater access to prescription drugs and health and well-being products for older Americans. Through its Group Retiree Solutions division, Ovations offers innovative products for companies that provide health care coverage to their retirees. Ovations Group Retiree Solutions coordinates all Ovations group retiree sales activities and spearheads new product development efforts for group retiree coverage.

Ovations’ Senior & Retiree Services division, through its affiliates, provides health care coverage for the seniors market primarily through the Medicare Advantage (formerly Medicare+Choice) program administered by the Centers for Medicare and Medicaid Services (CMS). During 2003, Ovations’ Senior & Retiree Services offered 13 new preferred provider organizations (PPO) pilot projects in 10 states, in addition to its established health plan products. Under these programs, Ovations provides health insurance coverage to eligible Medicare beneficiaries in exchange for a fixed monthly premium per member from CMS that varies based on the geographic areas in which the members reside. Through these programs, approximately 230,000 Medicare beneficiaries were served as of December 31, 2003.

Through its Evercare® division, Ovations is one of the nation’s leaders in offering complete, individualized care planning and care benefits for aging, vulnerable and chronically ill individuals, serving approximately 65,000 persons across the nation in nursing homes, community-based settings and private homes. Evercare offers a continuum of services through innovative programs such as EverCare Choice, EverCare Select and EverCare Connections. EverCare Choice is a Medicare product that offers enhanced medical coverage to frail, elderly and chronically ill populations in both nursing homes and community settings. These services are provided primarily through nurse practitioners, physicians’ assistants and physicians. EverCare Select is a Medicaid, long-term health care product for elderly, physically disabled and other needy individuals. EverCare Connections is a comprehensive eldercare service program providing service coordination, consultation, claim management and information resource nationwide.

AmeriChoice

AmeriChoice is a leading health care organization engaged in facilitating health care benefits and services for state Medicaid and other government-sponsored health care programs and their beneficiaries, through its licensed affiliates. AmeriChoice is a dedicated business unit of our Health Care Services segment working exclusively with selected states to address the needs of their medically vulnerable populations under their Medicaid and other programs for the uninsured. AmeriChoice provides health insurance coverage to eligible Medicaid beneficiaries in exchange for a fixed monthly premium per member from the applicable state. As of December 31, 2003, AmeriChoice organized health care resources and benefits for more than 1.1 million beneficiaries of Medicaid and other government-sponsored health care programs in 10 states through licensed affiliates.

Specialized Care Services

Specialized Care Services is a portfolio of specialized health and well-being companies, each serving a specific market need with an offering of benefits, provider networks, services and resources. Specialized Care Services provides comprehensive products and services that are focused on highly specialized health care and financial assurance needs, such as mental health and chemical dependency, employee assistance, work life balance, critical care programs, disease management, care management, vision and dental services, physical therapy services, health-related information, income replacement and life insurance and other health and well-being services. Various Specialized Care Services products are marketed under different brands through multiple sales channels, including directly to employers, health plan insurers and consumers and through affiliates, as well as on a private label basis. Specialized Care Services’ products and services include both risk-based products, in which Specialized Care Services assumes financial responsibility for health care and income replacement costs, and products for which Specialized Care Services receives management and administrative fees.

Through United Behavioral Health (“UBH”) and its affiliated companies, Specialized Care Services provides behavioral health care benefit services, employee assistance programs and psychiatric disability benefit services. UBH’s care management capabilities and extensive network of contracted mental health professionals represent the core of its product offerings. UBH’s services and products reach more than 23 million individuals. Through its Working Solutions business, UBH offers employee assistance, work life, and other services and resources to assist consumers in managing a variety of personal issues.

Optum® provides personalized health services through its care management, condition management, and longitudinal care management products, and health information assistance, support and related services designed to improve the health and well-being of the more than 24 million individuals it serves. Through multiple access points, including the Internet, telephone, audio tapes, print and in-person consultations, Optum helps consumers address daily living concerns, make informed health care decisions and become more effective health care consumers. Optum also interfaces with health care consumers and physicians by providing evidence-based and best practices health information in an effort to improve outcomes and reduce health care costs.

United Resource Networks (“URN”) is the gateway to highly specialized critical care programs at more than 120 medical centers in the United States. URN negotiates competitive rates for high-cost, complex health care services. Access to URN’s programs and services is available to more than 42 million individuals through over 2,200 payers.

Dental Benefit Providers (“DBP”) and its affiliates provide dental benefit management and related services. Through relationships with nearly 60,000 contracted dental providers, DBP manages dental benefit offerings for approximately four million individuals. DBP’s products serve commercial, Medicare and Medicaid populations through both unaffiliated insurers and UnitedHealth Group affiliates.

National Benefit Resources (“NBR”) is a managing general underwriter that originates and administers medical stop loss insurance provided to employers with self-funded employee benefit plans. NBR markets stop loss coverage primarily through third party administrators (“TPAs”) located throughout the United States. NBR distributes to its customer base certain products and services of other Specialized Care Services’ businesses, including those of URN and Optum.

Spectera is Specialized Care Services’ operating platform for the vision benefit market. Spectera and its licensed subsidiaries specialize in building vision care benefit relationships with ophthalmologists, optometrists, employer groups and benefit consultants. Spectera administers vision benefits for approximately eight million individuals through more than 2,500 employer groups. Spectera provides comprehensive vision care services through its national network of more than 15,000 private doctors’ offices and retail store locations.

ACN Group provides benefit administration, network management and access to chiropractic, physical therapy and other complementary and alternative health care services through its network of contracted providers to approximately 18 million consumers.

Through its Unimerica Workplace Benefits group and licensed insurance company, Specialized Care Services markets the sale of group life and accident insurance and complementary group insurance products to small, medium and large employer groups. Unimerica Workplace Benefits also offers consumers a health value card product.

Ingenix

Ingenix is a leader in the field of health care information, serving multiple health care markets on a business-to-business basis. Ingenix customers include other UnitedHealth Group businesses, pharmaceutical, biotechnology and medical device companies, health insurers and other payers, physicians and other health care providers, large employers and government agencies.

Ingenix provides a wide variety of data and software analytics, warehousing, and technology services and products that help customers simplify the complex business of health care delivery and enhance their insight into the financial and clinical aspects of their operations. Ingenix products include databases for benchmarking and reimbursement methodology development, software to analyze and report costs and utilization of services, data management services, physician credentialing and provider directory services, HEDIS reporting, fraud and abuse detection and prevention services, and claims editing software.

Ingenix’ consulting services focuses on actuarial and financial disciplines, product development, provider contracting and medical policy and management. Ingenix also publishes print and electronic media products that provide customers with information regarding coding, reimbursement, billing, compliance and other general health care issues.

Ingenix’ i3 Research division offers product development-related services to pharmaceutical, biotechnology and medical device manufacturers on a global basis. Such services include global clinical research services, and related protocol development, investigator identification and training, regulatory assistance, project management, data management and biostatistical analysis, quality assurance, medical writing and staffing resource services. Ingenix also addresses pharmaceutical, biotechnology or medical device product questions through economic and outcomes research, data analysis, safety studies and research and patient registries. Ingenix’ health education group provides pharmaceutical, biotechnology and medical device manufacturers with medical symposia, product communications and scientific publications.

EXPANSION AND DIVESTITURE OF OPERATIONS

We continually evaluate expansion opportunities in all our businesses and, in the normal course of business, often consider whether to sell certain businesses or stop offering certain products or services. Expansion opportunities may include acquiring businesses that are complementary to our existing operations. We also devote significant attention to internally developing new products and services for the health and well-being sector as we have broadly defined it. During 2003, we completed several acquisitions and ceased offering some products in certain markets, all as part of our ongoing emphasis on our strategic focus.

GOVERNMENT REGULATION

Most of our health and well-being services are regulated. This regulation can vary significantly from jurisdiction to jurisdiction. Federal and state regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and regulations are continually being considered, and the interpretation of existing laws and rules also may change periodically. These revisions could affect our consolidated operations and financial results. Enactment of federal and state health benefit laws and regulations can also affect our businesses.

Federal Regulation

Our Health Care Services segment, which includes UnitedHealthcare, Ovations, and AmeriChoice. Ovations has Medicare Advantage contracts that are regulated by CMS. CMS has the right to audit our performance in order to determine compliance with CMS’ contracts and regulations and the quality of care being given to members. Our Health Care Services segment also has Medicaid and State Children’s Health Insurance Program contracts that are subject to federal and state regulations regarding services to be provided to Medicaid enrollees, payment for those services, and other aspects of these programs. There is a significant level of regulation surrounding Medicare and Medicaid compliance. In addition, because a portion of Ingenix’ business includes clinical research, it is subject to regulation by the FDA. We believe we are in compliance with the applicable regulations. We believe we are in compliance with these regulations.

State Regulation

All of the states in which our subsidiaries offer insurance and health maintenance products regulate those products and operations. These states require periodic financial reports from us and impose minimum capital or restricted cash reserve requirements. Many of our health plans and each of our insurance subsidiaries are regulated under state insurance holding company regulations. Such regulations generally require registration with applicable state Departments of Insurance and the filing of reports that describe capital structure, ownership, financial condition, certain inter-company transactions and general business operations. Some state insurance holding company laws and regulations require prior regulatory approval of acquisitions and material inter-company transfers of assets, as well as transactions between the regulated companies and their parent holding companies or affiliates. In addition, some of our subsidiaries or products may be subject to PPO, managed care organization (“MCO”) or TPA-related regulations and licensure requirements. These regulations differ greatly from state to state, but generally contain network, contracting, product and rate, financial and reporting requirements. Many states also have enacted laws and/or adopted regulations governing utilization review and external appeals activities, and these laws may apply to some of our operations. Additionally, there are laws and regulations that set specific standards for delivery of services, prompt payment of claims, confidentiality of consumer health information and covered benefits and services.

HIPAA

The administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), apply to both the group and individual health insurance markets, including self-funded employee benefit plans. Federal regulations promulgated pursuant to HIPAA are now effective. These regulations include minimum standards for electronic transactions and code sets, and for the privacy and security of protected health information. We believe that we are in compliance with these regulations. New standards for national provider and employer identifiers are currently being developed by regulators. We intend to be in compliance by the enforcement dates. However, where the law is far-reaching and complex or the government delays in providing guidance on some aspects of the law, the timeliness of our compliance efforts may be affected. Additionally, different approaches to HIPAA’s provisions and varying enforcement philosophies in the different states may adversely affect our ability to standardize our products and services across state lines.

ERISA

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), regulates how goods and services are provided to or through certain types of employer-sponsored health benefit plans. ERISA is a complex set of laws and regulations that is subject to periodic interpretation by the United States Department of Labor as well as the federal courts. ERISA places controls on how our business units may do business with employers who sponsor employee benefit health plans, particularly those that maintain self-funded plans. During 2003, we processed and administered the payment of approximately $25 billion of medical claims on behalf of customers that self-insure the medical costs of their employees and their employees’ dependents. ERISA claim regulations which became effective July 2002 require ongoing modifications to our operations. We believe that we are in compliance with the regulations.

Fraud and Abuse

The regulations and contractual requirements applicable to participants in federal government health care programs such as Medicare and Medicaid are complex and changing. We continue to emphasize our regulatory compliance efforts for these programs, but ongoing vigorous law enforcement and the highly technical nature of the regulations mean that compliance efforts in this arena will continue to require significant resources. Additionally, states have begun to focus their anti-fraud efforts on insurance companies and health maintenance organizations. Some states now require filing and approval of anti-fraud plans and may monitor compliance as part of any market conduct examination. We believe that we are in compliance with these regulations and contractual requirements.

Audits and Investigations

We are regularly subject to governmental audits, investigations and enforcement actions. Any such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs. In addition, a state Department of Insurance or other state or federal authority (including CMS, the Office of the Inspector General and state attorneys general) may from time to time begin a special audit of one of our health plans, our insurance plans or one of our other operations to investigate issues such as utilization management; financial, eligibility or other data reporting; prompt claims payment; or coverage determinations for medical services, including emergency room care. We are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance departments and state attorneys general, the Office of Personnel Management, the Office of the Inspector General, the Office of Civil Rights, and U.S. Attorneys. We do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

International Regulation

Our Ingenix, Uniprise and Health Care Services segments have limited international operations. These international operations are subject to different legal and regulatory requirements in different jurisdictions, including various tax, tariff and trade regulations, as well as employment, intellectual property and investment rules and laws.

MARKETING

Our marketing strategy is defined and coordinated by each business’ dedicated marketing staff. Within these businesses, primary marketing responsibility generally resides with a marketing leader and a direct sales force. In addition, several of the segments also rely upon independent insurance agents and brokers to sell some of their products. Marketing efforts also include public relations efforts and advertising programs that may use television, radio, newspapers, magazines, billboards, direct mail and telemarketing.

COMPETITION

As a diversified health and well-being services company we operate in highly competitive markets. Our competitors include managed health care companies, insurance companies, third party administrators and business services outsourcing companies, health care providers that have formed networks to directly contract with employers, specialty benefit providers, government entities, and various information and consulting companies. For our Uniprise and Health Care Services businesses, competitors include Aetna, Anthem, Cigna, Coventry, Humana, PacifiCare, Oxford, WellPoint, numerous for profit and not for profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. Our Specialized Care Services and Ingenix business segments also compete with a number of businesses. New entrants into the markets in which we compete, as well as consolidation within these markets, also contribute to a competitive environment. We believe the principal competitive factors affecting us and the sales and pricing of our products and services include product innovation, consumer satisfaction, the level and quality of products and services, network capabilities, price, market share, product distribution systems, efficient administration operations, financial strength and marketplace reputation.

We believe that our competitive strengths are enhanced by our customer focus resulting from our operational alignment. Each UnitedHealth Group business represents a strategic platform from which we can penetrate more deeply into specific markets using our three core competencies: network management, knowledge and information and service infrastructure. Other strengths include the breadth and quality of our products, our geographic scope and diversity, the scope and depth of our data and information about health care costs and consumption, our effective use of proprietary tools and products to coordinate and facilitate programs designed to realize appropriately lower health care costs, our disciplined underwriting and pricing practices and staff, our significant market position in certain geographic areas, the strength of our distribution network, our financial strength, our generally large provider networks that provide more consumer choice and minimize barriers to access, our point-of-service products and our strong marketplace reputation. However, in some markets we may be at a disadvantage for a number of reasons, including competitors with more resources, longer operating histories, larger market shares, broader networks, narrower networks (which may allow greater cost control and lower prices) or more established names and reputations.

EMPLOYEES

As of December 31, 2003, we employed approximately 33,000 individuals. We believe our employee relations are favorable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position	First Elected as Executive Officer
William W. McGuire, M.D.	55	Chairman, Chief Executive Officer and Director	1988

Stephen J. Hemsley	51	President, Chief Operating Officer and Director	1997

Patrick J. Erlandson	44	Chief Financial Officer	2001

David J. Lubben	52	General Counsel and Secretary	1996

Lois E. Quam	42	Chief Executive Officer, Ovations	1998

Robert J. Sheehy	46	Chief Executive Officer, UnitedHealthcare	2001

R. Channing Wheeler	52	Chief Executive Officer, Uniprise	1998

David S. Wichmann	41	Chief Executive Officer, Specialized Care Services	2003

Our Board of Directors elects executive officers annually. Our executive officers serve until their successors are duly elected and qualified.

Dr. McGuire is the Chairman of the Board of Directors and Chief Executive Officer of UnitedHealth Group. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became its Chairman and Chief Executive Officer in 1991. Dr. McGuire also served as UnitedHealth Group’s Chief Operating Officer from May 1989 to June 1995 and as its President from November 1989 until May 1999.

Mr. Hemsley is the President and Chief Operating Officer of UnitedHealth Group and has been a member of the Board of Directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 as Senior Executive Vice President. He became Chief Operating Officer in September 1998 and was named President in May 1999.

Mr. Erlandson joined UnitedHealth Group in 1997 as Vice President of Process, Planning, and Information Channels. He became Controller and Chief Accounting Officer in September 1998 and was named Chief Financial Officer in January 2001.

Mr. Lubben joined UnitedHealth Group in October 1996 as General Counsel and Secretary. Prior to joining UnitedHealth Group, he was a partner in the law firm of Dorsey & Whitney LLP.

Ms. Quam joined UnitedHealth Group in 1989 and became the Chief Executive Officer of Ovations in April 1998. Prior to April 1998, Ms. Quam served in various capacities including Chief Executive Officer, AARP Division; Vice President, Public Sector Services; and Director, Research.

Mr. Sheehy joined UnitedHealth Group in 1992 and became Chief Executive Officer of UnitedHealthcare in January 2001. From April 1998 to December 2000, he was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy served in various capacities with UnitedHealth Group, including Chief Executive Officer of United HealthCare of Ohio.

Mr. Wheeler joined UnitedHealth Group in March 1995 and became Chief Executive Officer of Uniprise in May 1998. Prior to May 1998, he served in various capacities with UnitedHealth Group, including Chief Executive Officer, Northeast Health Plans.

Mr. Wichmann joined UnitedHealth Group in 1998 and became Chief Executive Officer of Specialized Care Services in June 2003. From 2001 to June 2003, he was President and Chief Operating Officer of Specialized Care Services. Since he joined UnitedHealth Group in 1998, Mr. Wichmann has also served as Senior Vice President of Corporate Development.

CAUTIONARY STATEMENTS

The statements contained in this Annual Report on Form 10-K, and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and other sections of our Annual Report to Shareholders incorporated by reference in this Form 10-K, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). When used in this Annual Report on Form 10-K and in future filings by us with the Securities and Exchange Commission, in our press releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. This discussion is intended to take advantage of the “safe harbor” provisions of the PSLRA. Except to the extent otherwise required by federal securities laws, in making these cautionary statements, we do not undertake to address or update each factor in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected our past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Form 10-K, in the 2003 Annual Report to Shareholders, and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from expectations expressed in our prior communications.

We must effectively manage our health care costs.

Under risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products (excluding AARP) comprise approximately 75% of our total consolidated revenues. We use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to our customers. The profitability of our risk-based products depends in large part on our ability to accurately predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although we base the premiums we charge on our estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. Relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results. For example, if medical costs increased by one percent for UnitedHealthcare’s commercial insured products, our annual net earnings for 2003 would have been reduced by approximately $75 million. In addition, the financial results we report for any particular period include estimates of costs incurred for which the underlying claims have not been received by us or for which the claims have been received but not processed. If these estimates prove too high or too low, the effect of the change will be included in future results.

We face intense competition in many of our markets and customers have flexibility in moving between competitors.

Our businesses compete throughout the United States and face significant competition in all of the geographic markets in which they operate. For our Uniprise and Health Care Services businesses, competitors include Aetna, Anthem, Cigna, Coventry, Humana, PacifiCare, Oxford, WellPoint, numerous for profit and not for profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. Our Specialized Care Services and Ingenix businesses also compete with a number of businesses. Moreover, we believe that barriers to entry in many markets are not substantial, so the addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, these competitors may have capabilities that give them a competitive advantage. Greater market share, established reputation, superior supplier arrangements, existing business relationships, and other factors all can provide a competitive advantage. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers in these industries. This level of consolidation makes it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, and to maintain or advance profitability.

Our relationship with AARP is significant to our Ovations business.

Under our 10-year contract with AARP which we entered into in 1998, we provide Medicare Supplement and Hospital Indemnity health insurance and other products to AARP members. As of December 31, 2003, our portion of AARP’s insurance program represented approximately $4.1 billion in annual net premium revenue from approximately 3.8 million AARP members. The AARP contract may be terminated early by us or AARP under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of our AARP arrangement depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes. Additionally, events that adversely affect AARP or one of its other business partners for its member insurance program could have an adverse effect on the success of our arrangement with AARP. For example, if customers were dissatisfied with the products AARP offered or its reputation, if federal legislation limited opportunities in the Medicare market, or if the services provided by AARP’s other business partners were unacceptable, our business could be adversely affected.

The effects of the new Medicare reform legislation on our business are uncertain.

Recently enacted Medicare reform legislation is complex and wide-ranging. There are numerous provisions in the legislation that will influence our business, although at this early stage, it is difficult to predict the extent to which our business will be affected. While uncertain as to impact, we believe the increased funding provided in the legislation will intensify competition in the seniors health services market.

Our business is subject to intense government scrutiny and we must respond quickly and appropriately to frequent changes in government regulations.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to consummate our acquisitions and dispositions. Delays in obtaining or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of our business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; use and maintenance of individually identifiable health information; and government-sponsored programs. We cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase our costs, expose us to expanded liability, require us to revise the ways in which we conduct business or put us at risk for a loss of business.

We are also subject to various governmental investigations, audits and reviews. Such oversight could result in our loss of licensure or our right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could damage our reputation in various markets and make it more difficult for us to sell our products and services. We are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by the Centers for Medicare and Medicaid Services, state insurance and health and welfare departments and state attorneys general, the Office of Personnel Management, the Office of the Inspector General and U.S. Attorney General.

We depend on our relationships with physicians, hospitals and other health care providers.

We contract with physicians, hospitals, pharmaceutical benefit service providers and pharmaceutical manufacturers, and other health care providers for favorable prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part.

The nature of our business exposes us to significant litigation risks and our insurance coverage may not be sufficient to cover some of the costs associated with litigation.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. These matters include, but are not limited to, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including ERISA and the Racketeer Influenced Corrupt Organization Act (“RICO”). Although the expenses which we have incurred to date in defending the 1999 class action lawsuits have not been material to our business, we will continue to incur expenses in the defense of the 1999 class action litigation and other matters, even if they are without merit.

Following the events of September 11, 2001, the cost of business insurance coverage has increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business. We believe that we are adequately insured for claims in excess of our self-insurance; however, certain types of damages, such as punitive damages, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters. Although we believe the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

Our businesses depend significantly on effective information systems and the integrity of the data in our information systems.

Our ability to adequately price our products and services, provide effective and efficient service to our customers, and to accurately report our financial results depends significantly on the integrity of the data in our information systems. As a result of our acquisition activities, we have acquired additional systems. We have been taking steps to reduce the number of systems we operate and have upgraded and expanded our information systems capabilities. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain effectively our information systems and data integrity, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

We depend on independent third parties, such as IBM and Medco Health Solutions, Inc., with whom we have entered into agreements, for significant portions of our data center operations and pharmacy benefits management and processing, respectively. Even though we have appropriate provisions in our agreement with IBM and Medco, including provisions with respect to specific performance standards, covenants, warranties, audit rights, indemnification, and other provisions, our dependence on these third parties makes our operations vulnerable to their failure to perform adequately under the contracts, due to internal or external factors. Although there are a limited number of service organizations with the size, scale and capabilities to effectively provide certain of these services, especially with regard to pharmacy benefits processing and management, we believe that other organizations could provide similar services on comparable terms. A change in service providers, however, could result in a decline in service quality and effectiveness or less favorable contract terms.

We must comply with emerging restrictions on patient privacy, including taking steps to ensure compliance by our business associates who obtain access to sensitive patient information when providing services to us.

The use of individually identifiable data by our businesses is regulated at international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

Our knowledge and information-related businesses depend significantly on our ability to maintain proprietary rights to our databases and related products.

We rely on our agreements with customers, confidentiality agreements with employees, and our trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services.

The effects of the war on terror and future terrorist attacks could have a severe impact on the health care industry.

The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and our industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could lead to, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health plans we administer as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of our information and payment systems; increased health care costs due to restrictions on our ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

The market price of our common stock may be particularly sensitive due to the nature of the business in which we operate.

The market prices of the securities of the publicly-held companies in the industry in which we operate have shown volatility and sensitivity in response to many external factors, including general market trends, public communications regarding managed care, litigation and judicial decisions, legislative or regulatory actions, health care cost trends, pricing trends, competition, earnings, membership reports of particular industry participants and acquisition activity. Despite our specific outlook or prospects, the market price of our common stock may decline as a result of any of these external factors. By way of illustration, our stock price has ranged from $35.33 on December 31, 2001 to $58.18 on December 31, 2003 (as adjusted to reflect stock splits and dividends).

Item 2.    Properties

As of December 31, 2003, we leased approximately 6.6 million and owned approximately 250,000 aggregate square feet of space in the United States and Europe. Our leases expire at various dates through May 31, 2025. Our various segments use this space exclusively for their respective business purposes and we believe these current facilities are suitable for their respective uses and are adequate for our anticipated future needs.

Item 3.    Legal Proceedings

In Re: Managed Care Litigation: MDL No. 1334. Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. A multi-district litigation panel has consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. In December 2000, the UnitedHealth Group litigation was consolidated with litigation involving other industry members. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Discovery commenced on September 30, 2002. In November 2002, the Eleventh Circuit granted the industry defendants’ petition to review the class certification order. That appeal is pending. On April 7, 2003, the United States Supreme Court determined that the RICO claims against PacifiCare and UnitedHealthcare should be arbitrated. On September 15, 2003, the district court granted in part and denied in part the industry defendants’ further motion to compel arbitration. Significantly, the court denied the industry defendants’ motion with respect to plaintiffs’ derivative RICO claims. On September 19, 2003, the industry defendants appealed the district court’s arbitration order to the Eleventh Circuit. A trial date has been set for September 13, 2004.

The American Medical Association et al. v. Metropolitan Life Insurance Company, United HealthCare Services, Inc. and UnitedHealth Group. This lawsuit was filed on March 15, 2000, in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

Because of the nature of our business, we are routinely subject to lawsuits alleging various causes of action. Some of these suits may include claims for substantial non-economic, treble or punitive damages. We record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending litigation are always uncertain, we do not believe the results of any such actions, including those described above, or any other types of actions, currently threatened or pending, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

Item 4.    Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5.    Market for Registrant’s Common Equity and Related Stockholder Matters

The information contained under the heading “Investor Information” in our Annual Report to Shareholders for the fiscal year ended December 31, 2003, is incorporated herein by reference. As of February 27, 2004, we had 13,361 shareholders of record. The information required under Item 201(d) of Regulation S-K is included under Item 12 herein.

On November 8, 2001, in reliance on Rule 144A under the Securities Act of 1933, we issued $100 million of floating rate notes due in November 2003 (which have been repaid) and $150 million of floating rate notes due November 2004. The notes were not issued in a public offering and were not registered under the Securities Act. The principal underwriter for the offering was Merrill Lynch & Co.

Item 6.    Selected Financial Data

The information contained under the heading “Financial Highlights” in our Annual Report to Shareholders for the fiscal year ended December 31, 2003, is incorporated herein by reference.

Item 7.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained under the heading “Results of Operations” in our Annual Report to Shareholders for the fiscal year ended December 31, 2003, is incorporated herein by reference.

Item 7A.    Quantitative and Qualitative Disclosures About Market Risk

The information contained under the heading “Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report to Shareholders for the fiscal year ended December 31, 2003, is incorporated herein by reference.

Item 8.    Financial Statements and Supplementary Data

Our consolidated financial statements, together with the Independent Auditors’ Report thereon, appearing on pages 40 through 65 of our Annual Report to Shareholders for the fiscal year ended December 31, 2003, are incorporated herein by reference.

Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On May 15, 2002, our Board of Directors and the Audit Committee ended the Company’s engagement with Arthur Andersen LLP as our independent public accountants, effective May 15, 2002, and engaged Deloitte & Touche LLP, effective May 16, 2002, to serve as our independent auditors for fiscal year 2002.

Arthur Andersen’s reports on our consolidated financial statements for each of the years ended 2001, 2000 and 1999 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2001, 2000 and 1999 and through May 15, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the years ended December 31, 2001 and 2000 and through May 15, 2002, we did not consult with Deloitte & Touche with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

We reported the change in accountants on a Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2002. The Form 8-K contained a letter from Arthur Andersen LLP, addressed to the SEC, stating that Arthur Andersen LLP agreed with the statements concerning Arthur Andersen LLP contained in the Form 8-K. This letter is filed as Exhibit 16 to this Form 10-K.

Item 9A.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2003, an evaluation was carried out under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting During the Quarter Ended December 31, 2003

There were no significant changes in our internal control over financial reporting that occurred during the Company’s quarter ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10.    Directors and Executive Officers of the Registrant

Code of Ethics

We have adopted a Code of Business Conduct and Ethics which applies to all of our employees and directors. The Code of Ethics is published on our website at www.unitedhealthgroup.com. Any amendments to the Code of Ethics and waivers of the Code of Ethics for our Chief Executive Officer, Chief Financial Officer or Controller will be published on our website. We will provide a copy of our Code of Business Conduct and Ethics, free of charge, upon request. To request a copy, please submit your request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343, Attn: Corporate Secretary.

The information included under the headings “Election of Directors” and “Section 16(a) Beneficial Ownership Reporting Compliance” in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 12, 2004, is incorporated herein by reference.

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Item 1 of Part I of this Annual Report on Form 10-K under the caption “Executive Officers of the Registrant.”

Item 11.    Executive Compensation

The information included under the heading “Executive Compensation” in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 12, 2004, is incorporated herein by reference.

Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information included under the heading “Security Ownership of Certain Beneficial Owners and Management” in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 12, 2004, is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders(1)	86,991,573	$27.03	46,774,241	(3)
Equity compensation plans not approved by shareholders(2)	—	—	—
Total	86,991,573	$27.03	46,774,241

(1)	Consists of the UnitedHealth Group Incorporated 2002 Stock Incentive Plan, as amended, the 1987 Supplemental Stock Option Plan (no additional options may be granted under this plan), and the 1993 Qualified Employee Stock Purchase Plan, as amended.
(2)	Excludes 315,112 shares underlying stock options assumed by us in connection with our acquisition of the companies under whose plans the options originally were granted. These options have a weighted average exercise price of $13.54 and an average remaining term of approximately 3.27 years. The options are administered pursuant to the terms of the plan under which the option originally was granted. No future options or other awards will be granted under these acquired plans.
(3)	Includes 4,916,070 shares of common stock available for future issuance under the Employee Stock Purchase Plan as of December 31, 2003, and 41,858,171 shares available under the 2002 Stock Incentive Plan as of December 31, 2003. Shares available under the 2002 Stock Incentive Plan may become the subject of future awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards, except that only 13,954,700 of these shares are available for future grants of awards other than stock options or stock appreciation rights.

Item 13.    Certain Relationships and Related Transactions

Information regarding certain relationships and related transactions that appears under the heading “Certain Relationships and Transactions” in our definitive proxy statement for the Annual Meeting of Shareholders to be held May 12, 2004, is incorporated herein by reference.

Item 14.    Principal Accountant Fees and Services

Information regarding accountant fees and services that appears under the heading “Independent Public Auditors” in our definitive proxy statement for the Annual Meeting of Shareholders to be held May 12, 2004, is incorporated herein by reference.

PART IV

Item 15.    Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. Financial Statements

The following consolidated financial statements of the Company are included in the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 2003 and are incorporated herein by reference:

Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001.

Consolidated Balance Sheets as of December 31, 2003 and 2002.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Notes to Consolidated Financial Statements.

Independent Auditors’ Reports.

(a) 2. Financial Statement Schedules

None

(a) 3. Exhibits

3	(a)	Articles of Amendment to Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

3	(b)	Articles of Merger amending the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

3	(c)	Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996)

3	(d)	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

4	(a)	Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-44569))

4	(b)	Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

4	(c)	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

*10	(a)	UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(b)	UnitedHealth Group Incorporated Executive Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(c)	UnitedHealth Group Executive Savings Plans (1998 Statement)(incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

*10	(d)	First Amendment to UnitedHealth Group Executive Savings Plans (1998 Statement)

*10	(e)	UnitedHealth Group Executive Savings Plans (2004 Statement)

*10	(f)	UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement) (incorporated by reference to Exhibit 10(d) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(g)	First Amendment to UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement)

*10	(h)	Employment Agreement, dated as of October 13, 1999, between United HealthCare Corporation and William W. McGuire, M.D. (incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

*10	(i)	Letter to William W. McGuire, M.D., dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(j)	Employment Agreement dated as of October 13, 1999, between United HealthCare Corporation and Stephen J. Hemsley (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

*10	(k)	Letter to Stephen J. Hemsley, dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(l)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and Robert J. Sheehy, as amended (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

*10	(m)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and Lois E. Quam, as amended, and Memorandum of Understanding, effective as of October 11, 1999, between Lois E. Quam and United HealthCare Services, Inc. (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(n)	Employment Agreement, dated as of October 1, 1998, between United HealthCare Services, Inc. and Patrick J. Erlandson (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(o)	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and David S. Wichmann

*10	(p)	Employment Agreement, dated as of May 20, 1998, between United HealthCare Services, Inc. and R. Channing Wheeler (incorporated by reference to Exhibit 10(c) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)

*10	(q)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and David J. Lubben, as amended (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

†10	(r)	AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company dated as of February 26, 1997 (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K/ A for the year ended December 31, 1996)

†10	(s)	First Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 1998)

†10	(t)	Second Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)

†10	(u)	Amendments to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company (incorporated by reference to Exhibit 10(s) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

†10	(v)	Amendments to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, entered into between April and October 2003

†10	(w)	Information Technology Services Agreement between United HealthCare Services, Inc. and Unisys Corporation dated June 1, 1996 (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998)

†10	(x)	Amendments to the Information Technology Services Agreement between United HealthCare Services, Inc. and Unisys Corporation (incorporated by reference to Exhibit 10(u) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

†10	(y)	Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation dated as of February 1, 2003 (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

†10	(z)	Amendment #1 to the Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation, dated December 19, 2003

11		Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading “Net Earnings Per Common Share” in Note 2 to the Notes to Consolidated Financial Statements included in the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 2003 and which is included as part of Exhibit 13 hereto)

13		Portions of the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 2003

16		Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated May 17, 2002 (incorporated by reference to Exhibit 16 to the Company’s Current Report on Form 8-K/ A filed on May 17, 2002)

21		Subsidiaries of the Company

23		Independent Auditors’ Consent

24		Powers of Attorney

31		Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32		Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
*	Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

(b) Reports on Form 8-K

The following Current Reports on Form 8-K were filed or furnished, as applicable, during the last fiscal quarter of 2003.

8-K furnished October 16, 2003, together with a press release, announcing third quarter 2003 earnings results, under Item 9 “Regulation FD Disclosure” and Item 12 “Results of Operations and Financial Condition.”

8-K filed October 27, 2003, together with a press release and Agreement and Plan of Merger, announcing that the Company entered into an Agreement and Plan of Merger with Mid Atlantic Medical Services, Inc., under Item 2 “Other Events and Required FD Disclosure.”

8-K furnished November 19, 2003, together with a press release, announcing an investor conference and confirmation of earnings, under Item 9 “Regulation FD Disclosure.”

8-K filed December 3, 2003, together with a press release, Underwriting Agreement and related documents, announcing the issuance of debt securities, under Item 5 “Other Events.”

8-K furnished December 4, 2003, announcing the voluntary withdrawal of pre-merger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act, under Item 9 “Regulation FD Disclosure.”

8-K furnished December 12, 2003, announcing upcoming meetings with investors and analysts, under Item 9 “Regulation FD Disclosure.”

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITEDHEALTH GROUP INCORPORATED

By	/s/ WILLIAM W. MCGUIRE, M.D.
William W. McGuire, M.D. Chairman and Chief Executive Officer

Dated: March 15, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM W. MCGUIRE, M.D. William W. McGuire, M.D	Director, Chief Executive Officer (principal executive officer)	March 15, 2004

/s/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer (principal financial and accounting officer)	March 15, 2004

* William C. Ballard, Jr.	Director	March 15, 2004

* Richard T. Burke	Director	March 15, 2004

* Stephen J. Hemsley	Director	March 15, 2004

* James A. Johnson	Director	March 15, 2004

* Thomas H. Kean	Director	March 15, 2004

* Douglas W. Leatherdale	Director	March 15, 2004

* Mary O. Mundinger	Director	March 15, 2004

* Robert L. Ryan	Director	March 15, 2004

* Donna E. Shalala	Director	March 15, 2004

Signature	Title	Date

* William G. Spears	Director	March 15, 2004

* Gail R. Wilensky	Director	March 15, 2004

*By:	/s/ DAVID J. LUBBEN
David J. Lubben As Attorney-in-Fact

EXHIBIT INDEX

Number		Description
3	(a)	Articles of Amendment to Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

3	(b)	Articles of Merger amending the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

3	(c)	Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996)

3	(d)	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

4	(a)	Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-44569))

4	(b)	Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

4	(c)	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company agrees to furnish copies thereof to the Securities and Exchange Commission upon request.

*10	(a)	UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(b)	UnitedHealth Group Incorporated Executive Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(c)	UnitedHealth Group Executive Savings Plans (1998 Statement)(incorporated by reference to Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

*10	(d)	First Amendment to UnitedHealth Group Executive Savings Plans (1998 Statement)

*10	(e)	UnitedHealth Group Executive Savings Plans (2004 Statement)

*10	(f)	UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement)(incorporated by reference to Exhibit 10(d) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(g)	First Amendment to UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement)

*10	(h)	Employment Agreement, dated as of October 13, 1999, between United HealthCare Corporation and William W. McGuire, M.D. (incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

*10	(i)	Letter to William W. McGuire, M.D., dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(j)	Employment Agreement dated as of October 13, 1999, between United HealthCare Corporation and Stephen J. Hemsley (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

Number		Description

*10	(k)	Letter to Stephen J. Hemsley, dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(l)	Employment Agreement, dated as of October 16, 1998 , between United HealthCare Services, Inc. and Robert J. Sheehy, as amended (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

*10	(m)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and Lois E. Quam, as amended, and Memorandum of Understanding, effective as of October 11, 1999, between Lois E. Quam and United HealthCare Services, Inc. (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(n)	Employment Agreement, dated as of October 1, 1998, between United HealthCare Services, Inc. and Patrick J. Erlandson (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(o)	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and David S. Wichmann

*10	(p)	Employment Agreement, dated as of May 20, 1998, between United HealthCare Services, Inc. and R. Channing Wheeler (incorporated by reference to Exhibit 10(c) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)

*10	(q)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and David J. Lubben, as amended (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

†10	(r)	AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company dated as of February 26, 1997 (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K/ A for the year ended December 31, 1996)

†10	(s)	First Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 1998)

†10	(t)	Second Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)

†10	(u)	Amendments to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company (incorporated by reference to Exhibit 10(s) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

†10	(v)	Amendments to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, entered into between April and October 2003

†10	(w)	Information Technology Services Agreement between United HealthCare Services, Inc. and Unisys Corporation dated June 1, 1996 (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998)

†10	(x)	Amendments to Information Technology Services Agreement between United HealthCare Services, Inc. and Unisys Corporation (incorporated by reference to Exhibit 10(u) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

Number		Description
†10	(y)	Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation dated as of February 1, 2003 (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

†10	(z)	Amendment #1 to the Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation, dated December 19, 2003

11		Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading “Net Earnings Per Common Share” in Note 2 to the Notes to Consolidated Financial Statements included in the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 2003 and which is included as part of Exhibit 13 hereto)

13		Portions of the Company’s Annual Report to Shareholders for the fiscal year ended December 31, 2003

16		Letter from Arthur Andersen LLP to the Securities and Exchange Commission dated May 17, 2002 (incorporated by reference to Exhibit 16 to the Company’s Current Report on Form 8-K/ A filed on May 17, 2002)

21		Subsidiaries of the Company

23		Independent Auditors’ Consent

24		Powers of Attorney

31		Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32		Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
*	Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

ANNEX I

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001	2000		1999
CONSOLIDATED OPERATING RESULTS
Revenues	$28,823	$25,020	$23,454	$21,122		$19,562

Earnings From Operations	$2,935	$2,186	$1,566	$1,200		$943
Net Earnings	$1,825	$1,352	$913	$736	(1)	$568 (2)
Return on Shareholders’ Equity	39.0%	33.0%	24.5%	19.8	%(1)	14.1%

Basic Net Earnings per Common Share	$3.10	$2.23	$1.46	$1.14		$0.82
Diluted Net Earnings per Common Share	$2.96	$2.13	$1.40	$1.09	(1)	$0.80 (2)

Common Stock Dividends per Share	$0.015	$0.015	$0.015	$0.008		$0.008

CONSOLIDATED CASH FLOWS FROM (USED FOR)
Operating Activities	$3,003	$2,423	$1,844	$1,521		$1,189
Investing Activities	$(745)	$(1,391)	$(1,138)	$(968)		$(623)
Financing Activities	$(1,126)	$(1,442)	$(585)	$(739)		$(605)

CONSOLIDATED FINANCIAL CONDITION
(As of December 31)
Cash and Investments	$9,477	$6,329	$5,698	$5,053		$4,719
Total Assets	$17,634	$14,164	$12,486	$11,053		$10,273
Debt	$1,979	$1,761	$1,584	$1,209		$991
Shareholders’ Equity	$5,128	$4,428	$3,891	$3,688		$3,863
Debt-to-Total-Capital Ratio	27.8%	28.5%	28.9%	24.7%		20.4%

Financial Highlights and Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

(1)	2000 results include a $14 million net permanent tax benefit related to the contribution of UnitedHealth Capital investments to the United Health Foundation and a $27 million gain ($17 million after tax) related to a separate disposition of UnitedHealth Capital investments. Excluding these items for comparability purposes, 2000 net earnings and diluted earnings per common share were $705 million and $1.05 per share, and return on shareholders’ equity was 19.0%.

(2)	1999 results include a net permanent tax benefit primarily related to the contribution of UnitedHealth Capital investments to the United Health Foundation. Excluding this benefit for comparability purposes, net earnings and diluted net earnings per common share were $563 million and $0.79 per share.

I-1

ANNEX J

RESULTS OF OPERATIONS

BUSINESS OVERVIEW

UnitedHealth Group is a leader in the health and well-being industry, serving approximately 52 million Americans. Our primary focus is on improving the American health care system by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and informatics; and health care resource organization and care facilitation to make health care work better. We provide individuals with access to quality, cost-effective health care services and resources. We promote the delivery of care, consistent with the best available evidence for effective health care. We provide employers with superb value, service and support, and we deliver value to our shareholders by executing a business strategy founded upon a commitment to balanced growth, profitability and capital discipline.

2003 FINANCIAL PERFORMANCE HIGHLIGHTS

UnitedHealth Group had a very strong year in 2003. The company continued to achieve diversified growth across its business segments and generated net earnings of $1.8 billion and operating cash flows of $3.0 billion, representing increases of 35% and 24%, respectively, over 2002. Other financial performance highlights include:

•	Diluted net earnings per common share of $2.96, representing an increase of 39% over 2002.

•	Revenues of $28.8 billion, a 15% increase over 2002.

•	Operating earnings of more than $2.9 billion, up 34% over 2002.

•	Consolidated operating margin of 10.2%, up from 8.7% in 2002 driven primarily by improved margins on risk-based products, a product mix shift from risk-based products to higher-margin, fee-based products, and operational and productivity improvements.

•	Return on shareholders’ equity of 39.0%, up from 33.0% in 2002.

2003 RESULTS COMPARED TO 2002 RESULTS

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues increased by $3.8 billion, or 15%, in 2003 to $28.8 billion. Consolidated revenues increased by approximately 11% as a result of rate increases on premium and fee-based services and growth across business segments, and 4% as a result of revenues from businesses acquired since the beginning of 2002. Following is a discussion of 2003 consolidated revenue trends for each of our three revenue components.

Premium Revenues Consolidated premium revenues in 2003 totaled $25.4 billion, an increase of $3.5 billion, or 16%, over 2002. UnitedHealthcare premium revenues increased by $1.8 billion, driven primarily by average premium rate increases of 12% to 13% on renewing commercial risk-based business. Premium revenues from Medicaid programs also increased by approximately $1.0 billion over 2002. Approximately 0% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by our AmeriChoice Medicaid programs since the acquisition date. The remaining premium revenue growth in 2003 was primarily driven by growth in the number of individuals served by Ovations’ Medicare supplement products provided to AARP members and its Evercare business, along with growth in several of Specialized Care Services’ businesses.

Service Revenues Service revenues in 2003 totaled $3.1 billion, an increase of $224 million, or 8%, over 2002. The increase in service revenues was driven primarily by aggregate growth of 7% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during 2003.

Investment and Other Income Investment and other income totaled $257 million, representing an increase of $37 million over 2002, due primarily to increased capital gains on sales of investments. Net capital gains on sales of investments were $22 million in 2003, compared with net capital losses of $18 million in 2002. Interest income decreased by $3 million in 2003, driven by lower yields on investments, partially offset by the impact of increased levels of cash and fixed-income investments.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio decreased from 83.0% in 2002 to 81.4% in 2003. Excluding the AARP business,(1) the medical care ratio decreased 140 basis points from 81.4% in 2002 to 80.0% in 2003. Approximately 30 basis points of the decrease in the medical care ratio was driven by favorable development of prior period medical cost estimates as further discussed below. The balance of the medical care ratio decrease resulted primarily from net premium rate increases that exceeded overall medical benefit cost increases and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior fiscal years that are identified in the current year are included in total medical costs reported for the current fiscal year. Medical costs for 2003 include approximately $150 million of favorable medical cost development related to prior fiscal years. Medical costs for 2002 include approximately $70 million of favorable medical cost development related to prior fiscal years.

On an absolute dollar basis, 2003 medical costs increased $2.5 billion, or 14%, over 2002. The increase was driven primarily by a rise in medical costs of approximately 10% to 11% due to medical cost inflation and a moderate increase in health care consumption, and incremental medical costs related to businesses acquired since the beginning of 2002.

(1)	Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for 2003 was 16.9%, down from 17.5% in 2002. This decrease was driven primarily by revenue mix changes, with greater growth from premium revenues than from service revenues, and productivity gains from technology deployment and other cost management initiatives. Our premium-based products have lower operating cost ratios than our fee-based products. The impact of operating cost efficiencies in 2003 was partially offset by the continued incremental costs associated with the development, deployment, adoption and maintenance of new technology releases.

On an absolute dollar basis, operating costs for 2003 increased $488 million, or 11%, over 2002. This increase was driven by a 6% increase in total individuals served by Health Care Services and Uniprise during 2003, increases in broker commissions and premium taxes due to increased revenues, general operating cost inflation and additional operating costs associated with change initiatives and acquired businesses.

Depreciation and Amortization

Depreciation and amortization in 2003 was $299 million, an increase of $44 million over 2002. This increase was due to additional depreciation and amortization from higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2002.

Income Taxes

Our effective income tax rate was 35.7% in 2003, compared to 35.5% in 2002. The change from 2002 was due to changes in business and income mix between states with differing income tax rates.

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES	2003	2002	Percent Change
Health Care Services	$24,807	$21,552	15%
Uniprise	3,107	2,725	14%
Specialized Care Services	1,878	1,509	24%
Ingenix	574	491	17%
Corporate and Eliminations	(1,543)	(1,257)	nm

Consolidated Revenues	$28,823	$25,020	15%

EARNINGS FROM OPERATIONS	2003	2002	Percent Change
Health Care Services	$1,865	$1,328	40%
Uniprise	610	517	18%
Specialized Care Services	385	286	35%
Ingenix	75	55	36%

Consolidated Earnings From Operations	$2,935	$2,186	34%

nm – not meaningful

Health Care Services

The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of local employers and consumers. Ovations delivers health and well-being services to Americans over the age of 50, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice facilitates and manages health care services for state Medicaid programs and their beneficiaries.

Health Care Services had revenues of $24.8 billion in 2003, representing an increase of $3.3 billion, or 15%, over 2002. The majority of the increase resulted from an increase of $1.9 billion in UnitedHealthcare revenue, an increase of 14% over 2002. The increase in UnitedHealthcare revenues was driven by average premium rate increases of approximately 12% to 13% on renewing commercial risk-based business and 8% growth in the number of individuals served by fee-based products during 2003. Revenues from Medicaid programs in 2003 increased by $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by AmeriChoice Medicaid programs since the acquisition date. Ovations revenues increased by $319 million, or 5%, primarily due to increases in the number of individuals served by both its Medicare supplement products provided to AARP members and by its Evercare business.

Health Care Services earnings from operations in 2003 were nearly $1.9 billion, representing an increase of $537 million, or 40%, over 2002. This increase primarily resulted from revenue growth and improved gross margins on UnitedHealthcare’s risk-based products, growth in the number of individuals served by UnitedHealthcare’s fee-based products, and the acquisition of AmeriChoice on September 30, 2002. UnitedHealthcare’s commercial medical care ratio improved to 80.0% in 2003 from 81.8% in 2002. Approximately 40 basis points of the decrease in the commercial medical care ratio was driven by the favorable development of prior period medical cost estimates, with the balance of the decrease resulting from net premium rate increases that exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services’ 2003 operating margin was 7.5%, an increase of 130 basis points over 2002. This increase was driven by a combination of improved medical care ratios and a shift in commercial product mix from risk-based products to higher-margin, fee-based products.

The following table summarizes the number of individuals served by Health Care Services, by major market segment and funding arrangement, as of December 31(1):

(in thousands)	2003	2002
Commercial
Risk-Based	5,400	5,070
Fee-Based	2,895	2,715

Total Commercial	8,295	7,785

Medicare	230	225
Medicaid	1,105	1,030

Total Health Care Services	9,630	9,040

(1)	Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of December 31, 2003 increased by 510,000, or 7%, over the prior year. This included an increase of 180,000, or 7%, in the number of individuals served with fee-based products, driven by new customer relationships and existing customers converting from risk-based products to fee-based products. In addition, the number of individuals served by risk-based products increased by 330,000. This increase was driven by the acquisition of Golden Rule Financial Corporation (Golden Rule) in November 2003, which resulted in the addition of 430,000 individuals served, partially offset by customers converting to self-funded, fee-based arrangements and UnitedHealthcare’s targeted withdrawal of risk-based offerings from unprofitable arrangements with customers using multiple benefit carriers.

Ovations’ year-over-year Medicare+Choice enrollment remained relatively stable, with 230,000 individuals served as of December 31, 2003. Medicaid enrollment increased by 75,000, or 7%, due to strong growth in the number of individuals served by AmeriChoice over the past year.

Uniprise

Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans. Uniprise revenues in 2003 were $3.1 billion, representing an increase of 14% over 2002. This increase was driven primarily by growth of 6% in the number of individuals served by Uniprise during 2003, annual service fee rate increases for self-insured customers, and a change in customer funding mix during 2002. Uniprise served 9.1 million individuals and 8.6 million individuals as of December 31, 2003 and 2002, respectively.

Uniprise earnings from operations in 2003 were $610 million, representing an increase of 18% over 2002. Operating margin for 2003 improved to 19.6% from 19.0% in 2002. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services is a portfolio of health and well-being companies, each serving a specialized market need with a unique offering of benefits, networks, services and resources. Specialized Care Services revenues during 2003 of $1.9 billion increased by $369 million, or 24%, over 2002. This increase was principally driven by an increase in the number of individuals served by United Behavioral Health, its mental health benefits business; Dental Benefit Providers, its dental services business; and Spectera, its vision care benefits business; as well as rate increases related to these businesses.

Earnings from operations in 2003 of $385 million increased $99 million, or 35%, over 2002. Specialized Care Services’ operating margin increased to 20.5% in 2003, up from 19.0% in 2002. This increase was driven primarily by operational and productivity improvements at United Behavioral Health. With the continuing growth of the Specialized Care Services segment, we are consolidating production and service operations to a segmentwide service and production infrastructure to improve service, quality and consistency, and to enhance productivity and efficiency.

Ingenix

Ingenix is an international leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers and governments. Ingenix revenues in 2003 of $574 million increased by $83 million, or 17%, over 2002. This was driven primarily by new business growth in the health information business.

Earnings from operations in 2003 were $75 million, up $20 million, or 36%, from 2002. Operating margin was 13.1% in 2003, up from 11.2% in 2002. The increase in the operating margin was primarily due to growth in the health information business.

2002 RESULTS COMPARED TO 2001 RESULTS

Consolidated Financial Results

Revenues

Consolidated revenues increased by approximately $1.6 billion, or 7%, in 2002 to $25.0 billion. Strong growth across our business segments was partially offset by the impact of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers, and withdrawals and benefit design changes in our Medicare+Choice product offering in certain markets. Following is a discussion of 2002 consolidated revenue trends for each revenue component.

Premium Revenues Consolidated premium revenues in 2002 totaled $21.9 billion, an increase of $1.2 billion, or 6%, compared with 2001. Premium revenues from UnitedHealthcare’s commercial risk-based products increased by approximately $1.2 billion, or 10%, to $12.9 billion in 2002. Average net premium rate increases exceeded 13% on UnitedHealthcare’s renewing commercial risk-based business. This increase was partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with customers using multiple health benefit carriers and a shift in product mix from risk-based to fee-based products. During 2002, the number of individuals served by UnitedHealthcare commercial risk-based products decreased by 180,000, or 3%.

Premium revenues from Medicaid and Medicare+Choice programs decreased by $400 million, or 11%, to $3.2 billion in 2002. Premium revenues from Medicare+Choice programs decreased by $850 million to $1.6 billion because of planned withdrawals and benefit design changes in certain markets undertaken in response to insufficient Medicare program reimbursement rates. Premium revenues from Medicaid programs increased by $450 million to $1.6 billion in 2002. More than half of this increase, $240 million, related to the acquisition of AmeriChoice on September 30, 2002.

The balance of premium revenue growth in 2002 included a $240 million increase in Health Care Services’ premium revenues driven by an increase in the number of individuals served by both Ovations’ Medicare supplement products provided to AARP members and by its Evercare business. In addition, Specialized Care Services realized a $140 million increase in premium revenues in 2002.

Service Revenues Service revenues in 2002 totaled $2.9 billion, an increase of $404 million, or 16%, over 2001. The increase in service revenues was driven primarily by aggregate growth of 11% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements. Uniprise and UnitedHealthcare service revenues grew by an aggregate of $230 million during 2002. Additionally, revenues from Ovations’ Pharmacy Services business, established in June 2001, increased by approximately $110 million, as it was in operation for the full year in 2002.

Investment and Other Income Investment and other income in 2002 totaled $220 million, a decrease of $61 million, or 22%, from 2001. Interest income decreased by $32 million due to lower interest yields on investments in 2002 compared with 2001, partially offset by the impact of increased levels of cash and fixed-income investments. Net realized capital losses in 2002 were $18 million, compared to net realized capital gains of $11 million in 2001. The 2002 net realized capital losses were mainly due to sales of investments in debt securities of certain companies in the telecommunications industry and impairments recorded on certain UnitedHealth Capital equity investments. The losses were partially offset by capital gains on sales of investments in other debt securities.

Medical Costs

The consolidated medical care ratio decreased from 85.3% in 2001 to 83.0% in 2002. Excluding the AARP business, the medical care ratio decreased by 250 basis points from 83.9% in 2001 to 81.4% in 2002. Approximately 90 basis points of the medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. Additionally, the medical care ratio decreased approximately 90 basis points because of withdrawals and benefit design changes in certain Medicare markets pertaining to our Medicare+Choice offering. The balance of the decrease in the medical care ratio was primarily driven by changes in product and business mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

On an absolute dollar basis, consolidated medical costs increased by $548 million, or 3%, over 2001. This increase principally resulted from a rise in medical costs of approximately 12%, or $2.1 billion, driven by the combination of medical cost inflation and increased health care consumption. Partially offsetting this increase, medical costs decreased by approximately $1.4 billion due to net reductions in the number of people receiving benefits under our Medicare and commercial risk-based products. The balance of the decrease in medical costs was driven primarily by changes in benefit designs in certain Medicare markets.

Operating Costs

The operating cost ratio was 17.5% in 2002, compared with 17.0% in 2001. During 2002, our fee-based products and services grew at a faster rate than our premium-based products, and fee-based products have much higher operating cost ratios than premium-based products. In addition, our Medicare business, which has relatively low operating costs as a percentage of revenues, decreased in size relative to our overall operations. Using a revenue mix comparable to 2001, the 2002 operating cost ratio would have decreased slightly in 2002. This decrease was principally driven by operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs in our transaction processing and customer service, billing and enrollment functions. The impact of these efficiencies was partially offset by the incremental costs associated with the development, deployment, adoption and maintenance of new technology releases, as well as increased business self-insurance costs during 2002.

On an absolute dollar basis, operating costs increased by $408 million, or 10%, over 2001. This increase was driven by a 7% increase in the total number of individuals served by Health Care Services and Uniprise during 2002, general operating cost inflation and the additional costs associated with acquired businesses.

Depreciation and Amortization

Depreciation and amortization was $255 million in 2002 and $265 million in 2001. This decrease was due to $93 million of amortization expense in 2001 recorded for goodwill, which was no longer amortized in 2002 pursuant to the adoption of Financial Accounting Standards (FAS) No. 142, “Goodwill and Other Intangible Assets.” This decrease was largely offset by $83 million of additional depreciation and amortization resulting from higher levels of equipment and capitalized software as a result of technology enhancements and business growth.

Income Taxes

Our effective income tax rate was 35.5% in 2002 and 38.0% in 2001. The decrease was primarily due to the impact of non-tax-deductible goodwill amortization that is no longer amortized for financial reporting purposes, as required by FAS No. 142. Assuming FAS No. 142 was effective during 2001, the effective tax rate would have been approximately 36.0% during 2001.

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

REVENUES	2002	2001	Percent Change
Health Care Services	$21,552	$20,403	6%
Uniprise	2,725	2,474	10%
Specialized Care Services	1,509	1,254	20%
ngenix	491	447	10%
Corporate and Eliminations	(1,257)	(1,124)	nm

Consolidated Revenues	$25,020	$23,454	7%

	2002	2001		Percent Change(1)
EARNINGS FROM OPERATIONS		Reported	Adjusted(1)
Health Care Services	$1,328	$936	$974	36%
Uniprise	517	382	410	26%
Specialized Care Services	286	214	220	30%
Ingenix	55	48	69	(20%)
Corporate	—	(14)	(14)	nm

Consolidated Earnings From Operations	$2,186	$1,566	$1,659	32%

nm—not meaningful

(1)	Adjusted to exclude $93 million of amortization expense associated with goodwill for comparability purposes. Pursuant to FAS No. 142, which we adopted effective January 1, 2002, goodwill is no longer amortized. Where applicable, the percent change is calculated comparing the 2002 results to the 2001 “Adjusted” results.

Health Care Services

Health Care Services posted record revenues of $21.6 billion in 2002, an increase of nearly $1.2 billion, or 6%, over 2001. The increase in revenues primarily resulted from an increase of approximately $1.2 billion in UnitedHealthcare’s commercial premium revenues. This was driven by average net premium rate increases in excess of 13% on renewing commercial risk-based business, partially offset by the effects of targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple health benefit carriers. Premium revenues from Medicaid programs increased by $450 million in 2002, of which $240 million related to the acquisition of AmeriChoice on September 30, 2002. Offsetting these increases, Medicare+Choice premium revenues decreased by $850 million as a result of planned withdrawals and benefit design changes in certain markets in response to insufficient Medicare program reimbursement rates. The balance of Health Care Services’ revenue growth in 2002 includes a $240 million increase in Ovations revenues driven by an increase in the number of individuals served by both its Medicare supplement products provided to AARP members and its Evercare business, and a $140 million increase in revenues from its Pharmacy Services business, established in June 2001.

Health Care Services realized earnings from operations of $1.3 billion in 2002, an increase of $392 million, or 42%, over 2001 on a reported basis, and an increase of $354 million, or 36%, over 2001 on a FAS No. 142 comparable reporting basis. This increase primarily resulted from improved gross margins on UnitedHealthcare’s commercial risk-based products, revenue growth and operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs in the transaction processing and customer service, billing and enrollment functions. Health Care Services’

operating margin increased to 6.2% in 2002 from 4.6% on a reported basis and from 4.8% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by a combination of an improved medical care ratio, productivity improvements and a shift in product mix from risk-based products to higher-margin, fee-based products.

UnitedHealthcare’s commercial medical care ratio decreased by 230 basis points from 84.1% in 2001 to 81.8% in 2002. Approximately 130 basis points of the commercial medical care ratio decrease resulted from targeted withdrawals from unprofitable risk-based arrangements with commercial customers using multiple carriers and a shift in commercial customer mix, with a larger percentage of premium revenues derived from small business customers. These employer groups typically have a lower medical care ratio, but carry higher operating costs than larger customers. The balance of the decrease in the commercial medical care ratio was primarily driven by changes in product mix, care management activities and net premium rate increases that exceeded overall medical benefit cost increases.

The following table summarizes the number of individuals served, by major market segment and funding arrangement, as of December 31(1):

(in thousands)	2002	2001
Commercial
Risk-Based	5,070	5,250
Fee-Based	2,715	2,305

Total Commercial	7,785	7,555

Medicare	225	345
Medicaid	1,030	640

Total Health Care Services	9,040	8,540

(1)	Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial products increased by 230,000, or 3%, during 2002. This included an increase of 410,000, or 18%, in the number of individuals served with fee-based products, driven by new customer relationships and customers converting from risk-based products during 2002. This increase was partially offset by a decrease of 180,000, or 3%, in the number of individuals served by risk-based products, driven by customers converting to self-funded, fee-based arrangements and UnitedHealthcare’s targeted withdrawal of risk-based product offerings from unprofitable arrangements with customers using multiple health benefit carriers.

Ovations’ year-over-year Medicare enrollment decreased 35% because of market withdrawals and benefit design changes. These actions were taken in response to insufficient Medicare program reimbursement rates in specific counties and were intended to preserve profit margins and better position the Medicare program for long-term success. Year-over-year Medicaid enrollment increased by 390,000, largely due to the acquisition of AmeriChoice on September 30, 2002, which served approximately 360,000 individuals as of the acquisition date.

Uniprise

Uniprise revenues were $2.7 billion in 2002, up $251 million, or 10%, over 2001. This increase was driven primarily by an 8% increase in Uniprise’s customer base. Uniprise served 8.6 million individuals as of December 31, 2002, and 8.0 million individuals as of December 31, 2001.

Uniprise earnings from operations grew by $135 million, or 35%, over 2001 on a reported basis, and by $107 million, or 26%, over 2001 on a FAS No. 142 comparable reporting basis. Operating margin improved to 19.0% in 2002 from 15.4% on a reported basis and from 16.6% on a FAS No. 142 comparable reporting basis in

2001. Uniprise expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that reduced labor and occupancy costs supporting its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services had revenues of $1.5 billion in 2002, an increase of $255 million, or 20%, over 2001. This increase was principally driven by $140 million of revenue growth from Spectera, its vision care benefits business acquired in October 2001, and an increase in the number of individuals served by United Behavioral Health, its mental health benefits business, and Dental Benefit Providers, its dental services business.

Earnings from operations reached $286 million in 2002, an increase over 2001 of $72 million, or 34%, on a reported basis and $66 million, or 30%, on a FAS No. 142 comparable reporting basis. Specialized Care Services’ operating margin increased to 19.0% in 2002, up from 17.1% on a reported basis and from 17.5% on a FAS No. 142 comparable reporting basis in 2001. This increase was driven by operational and productivity improvements, partially offset by a shifting business mix toward higher revenue, lower margin products. With the growth of this segment, we began consolidating production and service operations to a segmentwide service and production infrastructure to improve service quality and consistency and enhance productivity and efficiency.

Ingenix

Revenues were $491 million in 2002, an increase of $44 million, or 10%, over 2001. This was the result of strong new business growth in the health information business and revenues from acquired businesses, partially offset by reduced revenues in the pharmaceutical services business.

Earnings from operations were $55 million, up $7 million, or 15%, over 2001 on a reported basis, and down $14 million, or 20%, from 2001 on a FAS No. 142 comparable reporting basis. Operating margin was 11.2% in 2002, up from 10.7% in 2001 on a reported basis, and down from 15.4% on a FAS No. 142 comparable reporting basis. The reduction in earnings from operations and operating margin on a FAS No. 142 comparable reporting basis was due to cancellations and delays of certain clinical research trials by pharmaceutical clients, which were affected by weak industry-specific conditions. This reduction was partially offset by strong business growth and slightly expanding margins in the health information business.

Corporate

Corporate includes costs for certain companywide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. The decrease in corporate expenses of $14 million from 2001 to 2002 reflects the completion during 2001 of certain companywide process improvement initiatives.

FINANCIAL CONDITION AND LIQUIDITY AT DECEMBER 31, 2003

Liquidity

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest monies of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors’ approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Monies in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash generated from operating activities, our primary source of liquidity, is principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2003, a hypothetical 1% increase in commercial insured medical costs would have reduced net earnings by approximately $75 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

Cash and Investments

Cash flows from operating activities was $3.0 billion in 2003, representing an increase over 2002 of $580 million, or 24%. This increase in operating cash flows resulted primarily from an increase of $454 million in net income excluding depreciation, amortization and other noncash items. Additionally, operating cash flows increased by $126 million due to cash generated by working capital changes, driven primarily by an increase in medical costs payable. As premium revenues and related medical costs increase, we generate incremental operating cash flows because we collect premium revenues in advance of the claim payments for related medical costs.

We maintained a strong financial condition and liquidity position, with cash and investments of $9.5 billion at December 31, 2003. Total cash and investments increased by $3.1 billion since December 31, 2002, primarily due to $2.2 billion in cash and investments acquired in the Golden Rule acquisition in November 2003 and strong operating cash flows, partially offset by capital expenditures, businesses acquired for cash and common stock repurchases.

As further described under “Regulatory Capital and Dividend Restrictions,” many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2003, approximately $385 million of our $9.5 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $45 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2003 and 2002, we had commercial paper and debt outstanding of approximately $2.0 billion and $1.8 billion, respectively. Our debt-to-total-capital ratio was 27.8% and 28.5% as of December 31, 2003 and December 31, 2002, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders’ equity, while maintaining appropriate liquidity.

In December and March 2003, we issued $500 million of four-year, fixed-rate notes and $450 million of 10-year, fixed-rate notes with interest rates of 3.3% and 4.9%, respectively. We entered into interest rate swap agreements to convert our interest exposure on $725 million of the 2003 borrowings from a fixed to a variable rate. At December 31, 2003, the rate used to accrue interest expense on these agreements ranged from 1.2% to 1.6%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. We used the proceeds from these borrowings to repay commercial paper and term debt maturing in 2003, and for general corporate purposes, including working capital, capital expenditures, business acquisitions and share repurchases. Commercial paper and current maturities of long-term debt decreased from $811 million as of December 31, 2002, to $229 million as of December 31, 2003, as a result of these actions.

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of December 31, 2003, we had no amounts outstanding under our credit facilities.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders’ equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated “A” by Standard & Poor’s (S&P) and Fitch, and “A3” with a positive outlook by Moody’s. Our commercial paper is rated “A-1” by S&P, “F-1” by Fitch, and “P-2” with a positive outlook by Moody’s. Consistent with our intention of maintaining our senior debt ratings in the “A” range, we intend to maintain our debt-to-total-capital ratio at 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2003, we repurchased 33 million shares at an average price of approximately $47 per share and an aggregate cost of approximately $1.6 billion. As of December 31, 2003, we had board of directors’ authorization to purchase up to an additional 45 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

In May 2003, our board of directors declared a two-for-one split of the company’s common stock in the form of a 100% common stock dividend. The stock dividend was issued on June 18, 2003, to shareholders of record as of June 2, 2003. All share and per share amounts have been restated to reflect the stock split.

On November 13, 2003, our Health Care Services business segment acquired Golden Rule Financial Corporation and subsidiaries. We paid $495 million in cash in exchange for all of the outstanding stock of Golden Rule.

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

We financed the cash portion of the MAMSI purchase price primarily through commercial paper issuances and a total of $500 million of five- and 10-year fixed-rate notes issued on February 10, 2004. We have entered into interest rate swap agreements to convert our interest exposure on these notes from a fixed to a variable rate. Following the closing of this acquisition and the debt issuances, our debt-to-total-capital ratio remained below 30%.

Under our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities), the remaining issuing capacity of all covered securities, after consideration of the notes issued in connection with the MAMSI acquisition described above, is $250 million. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. We plan to file an amendment to increase the issuing capacity under our S-3 shelf registration statement to $2.0 billion during the first half of 2004. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of approximately 24.3 million shares of our common stock in connection with acquisition activities. We filed a separate S-4 registration statement for the 36.4 million shares issued in connection with the acquisition of MAMSI described above.

Contractual Obligations, Off-Balance Sheet Arrangements And Commitments

The following table summarizes future obligations due by period as of December 31, 2003, under our various contractual obligations, off-balance sheet arrangements and commitments (in millions):

	2004	2005 to 2006	2007 to 2008	Thereafter	Total
Debt and Commercial Paper(1)	$229	$400	$900	$450	$1,979
Operating Leases	103	185	144	191	623
Purchase Obligations(2)	83	99	14	—	196
Future Policy Benefits(3)	160	290	265	962	1,677
Other Long-Term Obligations(4)	—	—	65	173	238

Total Contractual Obligations	$575	$974	$1,388	$1,776	$4,713

(1)	Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.

(2)	Minimum commitments under existing purchase obligations for goods and services.

(3)	Estimated payments required under life insurance and annuity contracts.

(4)	Includes obligations associated with certain employee benefit programs and minority interest purchase commitments.

Currently, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

REGULATORY CAPITAL AND DIVIDEND RESTRICTIONS

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2003, our regulated subsidiaries had aggregate statutory capital of approximately $3.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to the Consolidated Financial Statements.

Revenues

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior month changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period’s revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We revise estimates of revenue adjustments each period, and record changes in the period they become known.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than one-half of 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Favorable Development	Net Impact on Medical Costs(a)	Medical Costs			Earnings from Operations
			As Reported	As Adjusted(b)		As Reported	As Adjusted(b)
2000	$15	$(15)	$16,155	$16,140		$1,200	$1,215
2001	$30	$(40)	$17,644	$17,604		$1,566	$1,606
2002	$70	$(80)	$18,192	$18,112		$2,186	$2,266
2003	$150	(c )	$20,714	(c	)	$2,935	(c	)

a)	The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.

b)	Represents reported amounts adjusted to reflect the net impact of medical cost development.

c)	Not yet determinable as the amount of prior period development recorded in 2004 will change as our December 31, 2003 medical costs payable estimate develops throughout 2004.

Our estimate of medical costs payable represents management’s best estimate of the company’s liability for unpaid medical costs as of December 31, 2003, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of December 31, 2003; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2003 estimates of medical costs payable and actual costs payable, excluding the AARP business, 2003 earnings from operations would increase or decrease by approximately $33 million and diluted net earnings per common share would increase or decrease by approximately $0.03 per share.

Investments

As of December 31, 2003, we had approximately $7.2 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude unrealized gains and losses on investments available for sale from earnings and report them together, net of income tax effects, as a separate component in shareholders’ equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2003, our investments had gross unrealized gains of $238 million and gross unrealized losses of $7 million. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statement of Operations. Management judgment is involved in evaluating whether a decline in an investment’s fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

Long-Lived Assets

As of December 31, 2003 and 2002, we had long-lived assets, including goodwill, other intangible assets, and property, equipment and capitalized software, of $4.7 billion and $4.4 billion, respectively. We review these assets for events and changes in circumstances that would indicate we might not recover their carrying value. In assessing the recoverability of our long-lived assets, we must make assumptions regarding estimated future utility, cash flows and other internal and external factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Contingent Liabilities

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverages, if any, for such matters. We do not believe any matters currently threatened or pending will have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.

INFLATION

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

LEGAL MATTERS

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage; medical malpractice actions; contract disputes; and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. Generally, the health care provider plaintiffs allege violations of the Employee

Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO), as well as several state law claims. The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. We are engaged in discovery in this matter. A trial date has been set for September 13, 2004.

In March 2000, the American Medical Association filed a lawsuit against the company in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates and equity prices. The company’s primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

Approximately $7.0 billion of our investments at December 31, 2003 were fixed-income securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at December 31, 2003, the fair value of our fixed-income investments would decrease or increase by approximately $340 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $1.2 billion of our commercial paper and debt had variable rates of interest and $825 million had fixed rates as of December 31, 2003. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

At December 31, 2003, we had $181 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

CONCENTRATIONS OF CREDIT RISK

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2003, there were no significant concentrations of credit risk.

CAUTIONARY STATEMENT REGARDING “FORWARD-LOOKING” STATEMENTS

The statements contained in Results of Operations and other sections of this annual report to shareholders include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). When used in this report, the words and phrases “believes,” “anticipates,” “intends,” “will likely result,” “estimates,” “projects” and similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause the company’s actual results to differ materially from the results discussed in the forward-looking statements. Statements that are not strictly historical are “forward-looking” and known and unknown risks may cause actual results and corporate developments to differ materially from those expected. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update each statement in future filings or communications regarding our business or results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed in this annual report may have affected our past as well as current forward-looking statements about future results. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

Many factors will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our prior communications. Factors that could cause results and developments to differ materially from expectations include, without limitation, (a) increases in medical costs that are higher than we anticipated in establishing our premium rates, including increased consumption of or costs of medical services; (b) increases in costs associated with increased litigation, legislative activity and government regulation and review of our industry; (c) heightened competition as a result of new entrants into our market, mergers and acquisitions of health care companies and suppliers, and expansion of physician or practice management companies; (d) failure to maintain effective and efficient information systems, which could result in the loss of existing customers, difficulties in attracting new customers, difficulties in determining medical costs estimates and establishing appropriate pricing, customer and physician and health care provider disputes, regulatory violations, increases in operating costs or other adverse consequences; (e) events that may negatively affect our contract with AARP, including any failure on our part to service AARP customers in an effective manner and any adverse events that directly affect AARP or its business partners; (f) significant deterioration in customer retention; (g) our ability to execute contracts on favorable terms with physicians, hospitals and other service providers, and (h) significant deterioration in economic conditions, including the effects of acts of terrorism, particularly bioterrorism, or major epidemics. A further list and description of these risks, uncertainties and other matters can be found in our annual report on Form 10-K for the year ended December 31, 2003, and in our reports on Forms 10-Q and 8-K.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001
REVENUES
Premiums	$25,448	$21,906	$20,683
Services	3,118	2,894	2,490
Investment and Other Income	257	220	281

Total Revenues	28,823	25,020	23,454

MEDICAL AND OPERATING COSTS
Medical Costs	20,714	18,192	17,644
Operating Costs	4,875	4,387	3,979
Depreciation and Amortization	299	255	265

Total Medical and Operating Costs	25,888	22,834	21,888

EARNINGS FROM OPERATIONS	2,935	2,186	1,566
Interest Expense	(95)	(90)	(94)

EARNINGS BEFORE INCOME TAXES	2,840	2,096	1,472
Provision for Income Taxes	(1,015)	(744)	(559)

NET EARNINGS	$1,825	$1,352	$913

BASIC NET EARNINGS PER COMMON SHARE	$3.10	$2.23	$1.46

DILUTED NET EARNINGS PER COMMON SHARE	$2.96	$2.13	$1.40

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	589	607	625
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	28	29	29

DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	617	636	654

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2003	2002
ASSETS
Current Assets
Cash and Cash Equivalents	$2,262	$1,130
Short-Term Investments	486	701
Accounts Receivable, net of allowances of $88 and $86	745	664
Assets Under Management	2,019	2,069
Deferred Income Taxes	269	389
Other Current Assets	339	221

Total Current Assets	6,120	5,174
Long-Term Investments	6,729	4,498
Property, Equipment and Capitalized Software, net of accumulated depreciation and amortization of $538 and $456	1,032	955
Goodwill	3,509	3,363
Other Intangible Assets, net of accumulated amortization of $43 and $31	180	122
Other Assets	64	52

TOTAL ASSETS	$17,634	$14,164

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Medical Costs Payable	$4,152	$3,741
Accounts Payable and Accrued Liabilities	1,575	1,459
Other Policy Liabilities	2,117	1,781
Commercial Paper and Current Maturities of Long-Term Debt	229	811
Unearned Premiums	695	587

Total Current Liabilities	8,768	8,379
Long-Term Debt, less current maturities	1,750	950
Future Policy Benefits for Life and Annuity Contracts	1,517	—
Deferred Income Taxes and Other Liabilities	471	407

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common Stock, $0.01 par value — 1,500 shares authorized; 583 and 599 shares outstanding	6	6
Additional Paid-In Capital	58	170
Retained Earnings	4,915	4,104
Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investments, net of tax effects	149	148

TOTAL SHAREHOLDERS’ EQUITY	5,128	4,428

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,634	$14,164

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Net Unrealized Gains on Investments	Total Shareholders’ Equity	Comprehensive Income
(in millions)	Shares	Amount
BALANCE AT DECEMBER 31, 2000	634	$6	$—	$3,592	$90	$3,688
Issuances of Common Stock, and related tax benefits	22	—	474	—	—	474
Common Stock Repurchases	(39)	—	(438)	(691)	—	(1,129)
Comprehensive Income
Net Earnings	—	—	—	913	—	913	$913
Other Comprehensive Income
Adjustments Change in Net Unrealized
Gains on Investments, net of tax effects	—	—	—	—	(46)	(46)	(46)

Comprehensive Income							$867

Common Stock Dividend	—	—	—	(9)	—	(9)

BALANCE AT DECEMBER 31, 2001	617	6	36	3,805	44	3,891
Issuances of Common Stock, and related tax benefits	26	—	905	—	—	905
Common Stock Repurchases	(44)	—	(771)	(1,044)	—	(1,815)
Comprehensive Income
Net Earnings	—	—	—	1,352	—	1,352	$1,352
Other Comprehensive Income
Adjustments Change in Net Unrealized
Gains on Investments, net of tax effects	—	—	—	—	104	104	104

Comprehensive Income							$1,456

Common Stock Dividend	—	—	—	(9)	—	(9)

BALANCE AT DECEMBER 31, 2002	599	6	170	4,104	148	4,428
Issuances of Common Stock, and related tax benefits	17	—	490	—	—	490
Common Stock Repurchases	(33)	—	(602)	(1,005)	—	(1,607)
Comprehensive Income
Net Earnings	—	—	—	1,825	—	1,825	$1,825
Other Comprehensive Income
Adjustments Change in Net Unrealized
Gains on Investments, net of tax effects	—	—	—	—	1	1	1

Comprehensive Income							$1,826

Common Stock Dividend	—	—	—	(9)	—	(9)

BALANCE AT DECEMBER 31, 2003	583	$6	$58	$4,915	$149	$5,128

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in millions)	2003	2002	2001
OPERATING ACTIVITIES
Net Earnings	$1,825	$1,352	$913
Noncash Items
Depreciation and Amortization	299	255	265
Deferred Income Taxes and Other	91	154	40
Net Change in Other Operating Items, net of effects from acquisitions, sales of subsidiaries and changes in AARP balances
Accounts Receivable and Other Current Assets	(46)	83	7
Medical Costs Payable	276	74	156
Accounts Payable and Accrued Liabilities	460	423	280
Other Policy Liabilities	87	70	131
Unearned Premiums	11	12	52

CASH FLOWS FROM OPERATING ACTIVITIES	3,003	2,423	1,844

INVESTING ACTIVITIES
Cash Paid for Acquisitions, net of cash assumed and other effects	(590)	(302)	(92)
Purchases of Property, Equipment and Capitalized Software	(352)	(419)	(425)
Purchases of Investments	(2,583)	(3,246)	(2,088)
Maturities and Sales of Investments	2,780	2,576	1,467

CASH FLOWS USED FOR INVESTING ACTIVITIES	(745)	(1,391)	(1,138)

FINANCING ACTIVITIES
Proceeds from (Payments of) Commercial Paper, net	(382)	(223)	275
Proceeds from Issuance of Long-Term Debt	950	400	250
Payments for Retirement of Long-Term Debt	(350)	—	(150)
Common Stock Repurchases	(1,607)	(1,815)	(1,129)
Proceeds from Common Stock Issuances	268	205	178
Dividends Paid	(9)	(9)	(9)
Other	4	—	—

CASH FLOWS USED FOR FINANCING ACTIVITIES	(1,126)	(1,442)	(585)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,132	(410)	121

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,130	1,540	1,419

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,262	$1,130	$1,540

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Common Stock Issued for Acquisitions	$—	$567	$163

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 DESCRIPTION OF BUSINESS

UnitedHealth Group Incorporated (also referred to as “UnitedHealth Group,” “the company,” “we,” “us,” and “our”) is a national leader in forming and operating orderly, efficient markets for the exchange of high quality health and well-being services. Through strategically aligned, market-defined businesses, we offer health care access, benefits and related administrative, technology and information services designed to enable, facilitate and advance optimal health care.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

We have prepared the consolidated financial statements according to accounting principles generally accepted in the United States of America and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

Use of Estimates

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, revenues, contingent liabilities and asset valuations, allowances and impairments. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

Revenues

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. We recognize premium revenues in the period in which eligible individuals are entitled to receive health care services. We record health care premium payments we receive from our customers in advance of the service period as unearned premiums.

Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. Under service fee contracts, we recognize revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing medical benefits for their employees and their employees’ dependents, and we administer the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Because we do not have the obligation for funding the medical expenses, nor do we have responsibility for delivering the medical care, we do not recognize gross revenue and medical costs for these contracts in our consolidated financial statements.

For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, provider contract rate changes, medical care consumption and other medical cost trends. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Cash, Cash Equivalents and Investments

Cash and cash equivalents are highly liquid investments with an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with a maturity of less than one year are classified as short-term. We may sell investments classified as long-term before their maturity to fund working capital or for other purposes. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. We classify these investments as held to maturity and report them at amortized cost. All other investments are classified as available for sale and reported at fair value based on quoted market prices.

We exclude unrealized gains and losses on investments available for sale from earnings and report it, net of income tax effects, as a separate component of shareholders’ equity. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experiences a decline in value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in Investment and Other Income in our Consolidated Statement of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost or amortized cost of each investment sold.

Assets Under Management

We administer certain aspects of AARP’s insurance program (see Note 4). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. At December 31, 2003, the assets were invested in marketable debt securities. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to AARP policyholders through the rate stabilization fund. As such, they are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP rate stabilization fund and were $101 million, $102 million and $113 million in 2003, 2002 and 2001, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the rate stabilization fund associated with the AARP program. As of December 31, 2003 and 2002, the AARP investment portfolio and rate stabilization fund included net unrealized gains of $86 million and $117 million, respectively.

Property, Equipment and Capitalized Software

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development.

We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; from 35 to 40 years for buildings; the shorter of the useful life or remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The weighted-average useful life of property, equipment and capitalized software at December 31, 2003, was approximately five years.

The net book value of property and equipment was $503 million and $490 million as of December 31, 2003 and 2002, respectively. The net book value of capitalized software was $529 million and $465 million as of December 31, 2003 and 2002, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the purchase price and transaction costs of businesses we have acquired exceed the estimated fair value of the net tangible assets and separately identifiable intangible assets of these businesses. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets with discrete useful lives are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

We review long-lived assets, including property, equipment, capitalized software and intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future utility and cash flows associated with the assets, to make this decision. An impairment charge is recorded for the amount by which an asset’s carrying value exceeds its estimated fair value. We record assets held for sale at the lower of their carrying amount or fair value, less any costs for the final settlement.

Other Policy Liabilities

Other policy liabilities include the rate stabilization fund associated with the AARP program (see Note 4), customer balances related to experience-rated insurance products and the current portion of future policy benefits for life insurance and annuity contracts. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer’s option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

Future Policy Benefits for Life and Annuity Contracts

Future policy benefits for life insurance and annuity contracts represents account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products.

Policy Acquisition Costs

For our health insurance contracts, costs related to the acquisition and renewal of customer contracts are charged to expense as incurred. Our health insurance contracts typically have a one-year term and may be cancelled upon 30 days notice by either the company or the customer.

Stock-Based Compensation

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001
NET EARNINGS
As Reported	$1,825	$1,352	$913
Compensation Expense, net of tax effect	(122)	(101)	(82)

Pro Forma	$1,703	$1,251	$831

BASIC NET EARNINGS PER COMMON SHARE
As Reported	$3.10	$2.23	$1.46
Pro Forma	$2.89	$2.06	$1.33

DILUTED NET EARNINGS PER COMMON SHARE
As Reported	$2.96	$2.13	$1.40
Pro Forma	$2.76	$1.97	$1.27

WEIGHTED-AVERAGE FAIR VALUE PER SHARE OF OPTIONS GRANTED	$11	$14	$12

Information on our stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 10.

Net Earnings Per Common Share

We compute basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. We determine diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares that might be issued upon exercise of common stock options.

Derivative Financial Instruments

As part of our risk management strategy, we enter into interest rate swap agreements to manage our exposure to interest rate risk. The differential between fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. Our existing interest rate swap agreements convert a portion of our interest rate exposure from a fixed to a variable rate and are accounted for as fair value hedges. Additional information on our existing interest rate swap agreements is included in Note 8.

Recently Issued Accounting Standards

During 2003, we adopted the following accounting standards, which did not have a material impact on our consolidated financial position or results of operations: 1) FAS No. 143, “Accounting for Asset Retirement

Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs; 2) FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize a liability for costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan; 3) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which requires that upon issuance of certain guarantees, a guarantor must recognize a liability for the fair value of the obligation assumed under the guarantee; 4) Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” which requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both; 5) FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies accounting for derivative instruments and hedging activities under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and 6) FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for classifying and measuring as liabilities certain freestanding financial instruments that represent obligations of the issuer and have characteristics of both liabilities and equity.

Reclassifications

Certain 2001 and 2002 amounts in the consolidated financial statements have been reclassified to conform to the 2003 presentation. These reclassifications have no effect on net earnings or shareholders’ equity as previously reported.

3 ACQUISITIONS

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for individuals and employers in the mid-Atlantic region of the United States. This merger significantly strengthens UnitedHealthcare’s market position in the mid-Atlantic region and provides substantial distribution opportunities for other UnitedHealth Group businesses. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and $800 million in cash. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $2.1 billion. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $360 million and associated deferred tax liabilities of $126 million, and goodwill of approximately $1.9 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks, with an estimated weighted-average useful life of 19 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of the fair value of the tangible assets/ (liabilities) as of the acquisition date, which is subject to further refinement, is as follows:

(in millions—unaudited)
Cash, Cash Equivalents and Investments	$736
Accounts Receivable and Other Current Assets	252
Property, Equipment, Capitalized Software and Other Assets	91
Medical Costs Payable	(292)
Other Current Liabilities	(132)

Net Tangible Assets Acquired	$655

The results of operations and financial condition of MAMSI have not been included in our Consolidated Statements of Operations or Consolidated Balance Sheets since the acquisition closed after December 31, 2003. The unaudited pro forma financial information presented below assumes that the acquisition of MAMSI had occurred as of the beginning of each respective period. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisition, the amortization of finite-lived intangible assets arising from the preliminary purchase price allocation, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on preliminary estimates of fair values, the actual amounts recorded as of the completion of the purchase price allocation may differ materially from the information presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the MAMSI acquisition been consummated at the beginning of the respective periods.

	2003	2002
(in millions, except per share data)	(Pro Forma Unaudited)	(Pro Forma Unaudited)
Revenues	$31,511	$27,348
Net Earnings	$1,971	$1,427
Earnings Per Share:
Basic	$3.15	$2.22
Diluted	$3.02	$2.12

On November 13, 2003, our Health Care Services business segment acquired Golden Rule Financial Corporation and subsidiaries (Golden Rule). Golden Rule offers a broad range of health and life insurance and annuity products to the individual consumer market, and this acquisition provides UnitedHealth Group with a dedicated business to serve this market. We paid $495 million in cash in exchange for all of the outstanding stock of Golden Rule. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $111 million. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $53 million and associated deferred tax liabilities of $17 million, and goodwill of $75 million. The finite-lived intangible assets consist primarily of customer contracts and the present value of future operating profits from life insurance contracts, with an estimated weighted-average useful life of 14 years. The acquired goodwill is not deductible for income tax purposes. The results of operations for Golden Rule since the acquisition date have been included in our consolidated financial statements. The pro forma effects of the Golden Rule acquisition on our consolidated financial statements were not material. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)
Cash and Cash Equivalents	$32
Accounts Receivable and Other Current Assets	98
Long-Term Investments	2,208
Property, Equipment and Capitalized Software	29
Medical Costs Payable	(147)
Other Current Liabilities	(200)
Future Policy Benefits for Life and Annuity Contracts	(1,636)

Net Tangible Assets Acquired	$384

Effective September 30, 2002, we acquired AmeriChoice Corporation (AmeriChoice), a leading organization engaged in facilitating health care benefits and services for Medicaid beneficiaries in the states of New York, New Jersey and Pennsylvania. We integrated our existing Medicaid business with AmeriChoice within the Health Care Services reporting segment, creating efficiencies from the consolidation of physician and health care provider networks, technology platforms and operations. We issued 5.3 million shares of our common stock with a fair value of approximately $480 million in exchange for 93.5% of the outstanding AmeriChoice common stock. We also issued vested stock options with a fair value of approximately $15 million in exchange for outstanding stock options held by AmeriChoice employees and paid cash of approximately $82 million, mainly to pay off existing AmeriChoice debt. The purchase price and costs associated with the acquisition of approximately $577 million exceeded the estimated fair value of the net tangible assets acquired by approximately $541 million. The excess purchase price was assigned to goodwill in the amount of $485 million, and finite-lived intangible assets, primarily customer contracts, in the amount of $56 million. The weighted-average useful life of the finite-lived intangible assets was approximately 11 years. The acquired goodwill is not deductible for income tax purposes. We will acquire the remaining minority interest in October 2007 at a value based on a multiple of the earnings of the combined Medicaid business. We have the option to acquire the minority interest at an earlier date if specific events occur, such as the termination or resignation of key AmeriChoice employees. The results of operations for AmeriChoice since the acquisition date have been included in our Consolidated Statements of Operations. The pro forma effects of the AmeriChoice acquisition on our consolidated financial statements were not material. The estimated fair value of the tangible assets/(liabilities) as of the acquisition date was as follows:

(in millions)
Cash and Cash Equivalents	$32
Accounts Receivable and Other Current Assets	38
Long-Term Investments	151
Property, Equipment and Capitalized Software	21
Medical Costs Payable	(142)
Other Current Liabilities	(64)

Net Tangible Assets Acquired	$36

For the years ended December 31, 2003, 2002 and 2001, aggregate consideration paid or issued for smaller acquisitions accounted for under the purchase method was $127 million, $267 million and $134 million, respectively. These acquisitions were not material to our consolidated financial statements.

4 AARP

In January 1998, we initiated a 10-year contract to provide health insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $4.1 billion in 2003, $3.7 billion in 2002 and $3.6 billion in 2001.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets:

	Balance as of December 31,
(in millions)	2003	2002
Accounts Receivable	$352	$294
Assets Under Management	$1,959	$2,045
Medical Costs Payable	$874	$893
Other Policy Liabilities	$1,275	$1,299
Other Current Liabilities	$162	$147

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

5 CASH, CASH EQUIVALENTS AND INVESTMENTS

As of December 31, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$2,262	$—	$—	$2,262
Debt Securities — Available for Sale	6,737	229	(6)	6,960
Equity Securities — Available for Sale	173	9	(1)	181
Debt Securities — Held to Maturity	74	—	—	74

Total Cash and Investments	$9,246	$238	$(7)	$9,477

2002
Cash and Cash Equivalents	$1,130	$—	$—	$1,130
Debt Securities — Available for Sale	4,742	238	(8)	4,972
Equity Securities — Available for Sale	150	5	(5)	150
Debt Securities — Held to Maturity	77	—	—	77

Total Cash and Investments	$6,099	$243	$(13)	$6,329

As of December 31, 2003 and 2002, respectively, debt securities consisted of $1,221 million and $1,439 million in U.S. Government and Agency obligations, $2,617 million and $2,475 million in state and municipal obligations, and $3,196 million and $1,135 million in corporate obligations. At December 31, 2003, we held $563 million in debt securities with maturities of less than one year, $2,102 million in debt securities maturing in one to five years, $2,554 million in debt securities maturing in five to 10 years and $1,815 million in debt securities with maturities of more than 10 years.

During 2001, we contributed UnitedHealth Capital investments valued at approximately $22 million to the United Health Foundation, a non-consolidated, not-for-profit organization. The realized gain of approximately $18 million was offset by related contribution expense of $22 million. The net expense of $4 million is included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

We recorded realized gains and losses on sales of investments, excluding the UnitedHealth Capital dispositions described above, as follows:

	For the Year Ended December 31,
(in millions)	2003	2002	2001
Gross Realized Gains	$45	$57	$30
Gross Realized Losses	(23)	(75)	(19)

Net Realized Gains (Losses)	$22	$(18)	$11

6 GOODWILL AND OTHER INTANGIBLE ASSETS

We adopted FAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002. Under FAS No. 142, goodwill and intangible assets with indefinite useful lives are not amortized. The following table shows net earnings and earnings per common share adjusted to reflect the adoption of the non-amortization provision of FAS No. 142 as of the beginning of the respective periods:

	For the Year Ended December 31,
(in millions, except per share data)	2003	2002	2001
NET EARNINGS
Reported Net Earnings	$1,825	$1,352	$913
Goodwill Amortization, net of tax effects	—	—	89

Adjusted Net Earnings	$1,825	$1,352	$1,002

BASIC NET EARNINGS PER COMMON SHARE
Reported Basic Net Earnings per Share	$3.10	$2.23	$1.46
Goodwill Amortization, net of tax effects	—	—	0.14

Adjusted Basic Net Earnings per Share	$3.10	$2.23	$1.60

DILUTED NET EARNINGS PER COMMON SHARE
Reported Diluted Net Earnings per Share	$2.96	$2.13	$1.40
Goodwill Amortization, net of tax effects	—	—	0.13

Adjusted Diluted Net Earnings per Share	$2.96	$2.13	$1.53

Changes in the carrying amount of goodwill, by operating segment, during the year ended December 31, 2003, were as follows:

(in millions)	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at January 1, 2002	$1,166	$698	$322	$537	$2,723
Acquisitions and Subsequent Payments	527	—	41	75	643
Dispositions	—	—	—	(3)	(3)

Balance at December 31, 2002	1,693	698	363	609	3,363
Acquisitions and Subsequent Payments	77	—	46	23	146

Balance at December 31, 2003	$1,770	$698	$409	$632	$3,509

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2003 and 2002 were as follows:

		December 31, 2003			December 31, 2002
(in millions)	Weighted- Average Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	12 years	$93	$(6)	$87	$64	$(1)	$63
Patents, Trademarks and Technology	9 years	73	(26)	47	58	(24)	34
Other	14 years	57	(11)	46	31	(6)	25

Total	10 years	$223	$(43)	$180	$153	$(31)	$122

Amortization expense relating to intangible assets was $18 million in 2003 and $9 million in 2002. Estimated future amortization expense relating to intangible assets for the years ending December 31 are as follows:

(in millions)	2004	2005	2006	2007	2008
	$21	$20	$19	$18	$17

7 MEDICAL COSTS PAYABLE

The following table shows the components of the change in medical costs payable for the years ended December 31:

(in millions)	2003	2002	2001
MEDICAL COSTS PAYABLE, BEGINNING OF PERIOD	$3,741	$3,460	$3,266
ACQUISITIONS	165	180	17
REPORTED MEDICAL COSTS
Current Year	20,864	18,262	17,674
Prior Years	(150)	(70)	(30)

Total Reported Medical Costs	20,714	18,192	17,644

CLAIM PAYMENTS
Payments for Current Year	(17,411)	(15,147)	(14,536)
Payments for Prior Years	(3,057)	(2,944)	(2,931)

Total Claim Payments	(20,468)	(18,091)	(17,467)

MEDICAL COSTS PAYABLE, END OF PERIOD	$4,152	$3,741	$3,460

8 COMMERCIAL PAPER AND DEBT

Commercial paper and debt consisted of the following as of December 31:

	2003		2002
(in millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Commercial Paper	$79	$79	$461	$461
Floating-Rate Notes due November 2003	—	—	100	100
6.6% Senior Unsecured Notes due December 2003	—	—	250	260
Floating-Rate Notes due November 2004	150	150	150	150
7.5% Senior Unsecured Notes due November 2005	400	438	400	450
5.2% Senior Unsecured Notes due January 2007	400	427	400	423
3.3% Senior Unsecured Notes due January 2008	500	499	—	—
4.9% Senior Unsecured Notes due April 2013	450	454	—	—

Total Commercial Paper and Debt	1,979	2,047	1,761	1,844
Less Current Maturities	(229)	(229)	(811)	(821)

Long-Term Debt, less current maturities	$1,750	$1,818	$950	$1,023

As of December 31, 2003, our outstanding commercial paper had interest rates of approximately 1.2%. The interest rates on our November 2004 floating-rate notes are reset quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.6%. As of December 31, 2003, the applicable rate on the notes was 1.8%.

In December 2003, we issued $500 million of 3.3% fixed-rate notes due January 2008, and in March 2003, we issued $450 million of 4.9% fixed-rate notes due April 2013. We used the proceeds from these borrowings to repay commercial paper and term debt maturing in 2003, and for general corporate purposes including working capital, business acquisitions and share repurchases.

We have interest rate swap agreements that qualify as fair value hedges to convert a portion of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $925 million with variable rates that are benchmarked to the six-month LIBOR rate and are reset on a semiannual basis in arrears. At December 31, 2003, the rate used to accrue interest expense on these agreements ranged from 1.2% to 1.6%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of December 31, 2003, we had no amounts outstanding under our credit facilities.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Maturities of commercial paper and debt for the years ending December 31 are as follows:

(in millions)	2004	2005	2006	2007	2008	Thereafter
	$229	$400	$—	$400	$500	$450

We made cash payments for interest of $94 million, $86 million and $91 million in 2003, 2002 and 2001, respectively.

On February 10, 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014 to finance a majority of the cash portion of the MAMSI purchase price as described in Note 3. When we issued these notes, we entered into interest rate swap agreements that qualify as fair value hedges to convert our interest rates from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $500 million with variable rates that are benchmarked to the six-month LIBOR rate and are reset on a semiannual basis in arrears. As of the date of the note issuance, the rate on these agreements ranged from 1.4% to 1.6%.

9 SHAREHOLDERS’ EQUITY

Regulatory Capital and Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. At December 31, 2003, approximately $385 million of our $9.5 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $45 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2003, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $3.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

Stock Repurchase Program

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2003, we repurchased 33 million shares at an average price of approximately $47 per share and an aggregate cost of approximately $1.6 billion. As of December 31, 2003, we had board of directors’ authorization to purchase up to an additional 45 million shares of our common stock.

Common Stock Split

In May 2003, our board of directors declared a two-for-one split of the company’s common stock in the form of a 100% common stock dividend. The stock dividend was issued on June 18, 2003, to shareholders of record as of June 2, 2003. The accompanying consolidated financial statements have been restated to reflect the share and per share effects of the common stock split.

Preferred Stock

At December 31, 2003, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

10 STOCK-BASED COMPENSATION PLANS

As of December 31, 2003, we had approximately 42 million shares available for future grants of stock-based awards under our stock-based compensation plan including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock.

Stock options are granted at an exercise price not less than the fair value of our common stock on the date of grant. They generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Activity under our stock option plan is summarized in the table below (shares in thousands):

	2003		2002		2001
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at Beginning of Year	86,402	$21	76,674	$15	77,621	$11
Granted	18,426	$44	25,033	$38	16,277	$27
Assumed in Acquisitions	—	$—	914	$30	388	$10
Exercised	(15,340)	$15	(13,227)	$14	(15,432)	$10
Forfeited	(2,182)	$30	(2,992)	$20	(2,180)	$13

Outstanding at End of Year	87,306	$27	86,402	$21	76,674	$15

Exercisable at End of Year	42,693	$16	41,391	$12	39,170	$11

As of December 31, 2003

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Option Term (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0 – $10	18,395	5.4	$10	18,228	$10
$11 – $20	17,063	4.9	$14	14,442	$13
$21 – $35	23,670	7.5	$30	7,318	$29
$36 – $55	28,178	9.1	$43	2,705	$42

$ 0 – $55	87,306	7.1	$27	42,693	$16

To determine compensation expense under the fair value method, the fair value of each option grant is estimated on the date of grant using an option-pricing model. During 2001 and 2002 we utilized a Black-Scholes model for purposes of estimating the fair value of our employee stock option grants. During 2003, we began using a binomial model that considers certain factors that the Black-Scholes model does not, such as historical exercise patterns and the illiquid nature of employee options. For these reasons, we believe that the binomial model provides a more representative employee stock option fair value. The principal assumptions we used in applying the option pricing models were as follows:

	2003	2002	2001
Risk-Free Interest Rate	2.6%	2.5%	3.7%
Expected Volatility	30.9%	40.2%	45.9%
Expected Dividend Yield	0.1%	0.1%	0.1%
Expected Life in Years	4.1	4.5	4.8

Information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of FAS No. 123 is included in Note 2. We also maintain a 401(k) plan and an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2003, 2002 and 2001.

11 INCOME TAXES

The components of the provision (benefit) for income taxes are as follows:

Year Ended December 31, (in millions)	2003	2002	2001
Current Provision
Federal	$932	$675	$524
State and Local	46	57	45

Total Current Provision	978	732	569
Deferred Provision (Benefit)	37	12	(10)

Total Provision for Income Taxes	$1,015	$744	$559

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

Year Ended December 31, (in millions)	2003	2002	2001
Tax Provision at the U.S. Federal Statutory Rate	$994	$734	$515
State Income Taxes, net of federal benefit	29	33	29
Tax-Exempt Investment Income	(30)	(26)	(21)
Non-deductible Amortization	—	—	29
Other, net	22	3	7

Provision for Income Taxes	$1,015	$744	$559

The components of deferred income tax assets and liabilities are as follows:

As of December 31, (in millions)	2003	2002
Deferred Income Tax Assets
Accrued Expenses and Allowances	$161	$215
Unearned Premiums	28	47
Medical Costs Payable and Other Policy Liabilities	83	60
Long-Term Liabilities	49	37
Net Operating Loss Carryforwards	86	61
Other	42	30

Subtotal	449	450
Less: Valuation Allowances	(43)	(39)

Total Deferred Income Tax Assets	406	411

Deferred Income Tax Liabilities
Capitalized Software Development	(186)	(176)
Net Unrealized Gains on Investments	(82)	(82)
Depreciation and Amortization	(108)	(54)

Total Deferred Income Tax Liabilities	(376)	(312)

Net Deferred Income Tax Assets	$30	$99

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss carryforwards. Federal net operating loss carryforwards expire beginning in 2012 through 2023, and state net operating loss carryforwards expire beginning in 2005 through 2023.

We made cash payments for income taxes of $783 million in 2003, $458 million in 2002 and $384 million in 2001. We increased additional paid-in capital and reduced income taxes payable by $222 million in 2003, and by $133 million in both 2002 and 2001 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

Consolidated income tax returns for fiscal years 2000 through 2002 are currently being examined by the Internal Revenue Service. We do not believe any adjustments that may result from the examination will have a significant impact on our consolidated financial position or results of operations.

12 COMMITMENTS AND CONTINGENCIES

Leases

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2025. Rent expense under all operating leases was $133 million in 2003, $132 million in 2002 and $135 million in 2001.

At December 31, 2003, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows:

(in millions)	2004	2005	2006	2007	2008	Thereafter
	$103	$98	$87	$80	$64	$191

Service Agreements

We have noncancelable contracts for certain data center operations and support, network and voice communication services, and other services, which expire on various dates through 2008. Expenses incurred in connection with these agreements were $256 million in 2003, $264 million in 2002 and $254 million in 2001. At December 31, 2003, future minimum obligations under our noncancelable contracts were as follows:

(in millions)	2004	2005	2006	2007	2008
	$83	$56	$43	$10	$4

Legal Matters

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. Generally, the health care provider plaintiffs allege violations of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO), as well as several state law claims. The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. We are engaged in discovery in this matter. A trial date has been set for September 13, 2004.

In March 2000, the American Medical Association filed a lawsuit against the company in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Government Regulation

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business are subject to frequent change, and agencies have broad latitude to administer those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability related to coverage interpretations or other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We are also subject to various ongoing governmental investigations, audits and reviews, and we record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

13 SEGMENT FINANCIAL INFORMATION

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company’s chief operating decision-maker to evaluate our results of operations.

Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management’s best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The “Corporate and Eliminations” column includes costs associated with companywide process improvement initiatives, net expenses from charitable contributions to the United Health Foundation and eliminations of intersegment transactions. Substantially all of our operations are conducted in the United States.

In accordance with accounting principles generally accepted in the United States of America, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented on the next page because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

The following table presents segment financial information as of and for the years ended December 31, 2003, 2002 and 2001 (in millions):

2003	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Corporate and Eliminations	Consolidated
Revenues—External Customers	$24,592	$2,496	$1,077	$401	$—	$28,566
Revenues—Intersegment	—	583	787	173	(1,543)	—
Investment and Other Income	215	28	14	—	—	257

Total Revenues	$24,807	$3,107	$1,878	$574	$(1,543)	$28,823

Earnings From Operations	$1,865	$610	$385	$75	$—	$2,935
Total Assets(1)	$13,597	$2,024	$1,191	$919	$(366)	$17,365
Net Assets(1)	$5,008	$1,116	$710	$766	$(347)	$7,253
Purchases of Property, Equipment and Capitalized Software	$122	$130	$48	$52	$—	$352
Depreciation and Amortization	$116	$86	$40	$57	$—	$299

2002
Revenues—External Customers	$21,373	$2,175	$897	$355	$—	$24,800
Revenues—Intersegment	—	523	598	136	(1,257)	—
Investment and Other Income	179	27	14	—	—	220

Total Revenues	$21,552	$2,725	$1,509	$491	$(1,257)	$25,020

Earnings From Operations	$1,328	$517	$286	$55	$—	$2,186
Total Assets(1)	$10,522	$1,914	$974	$902	$(537)	$13,775
Net Assets(1)	$4,379	$1,097	$602	$763	$(517)	$6,324
Purchases of Property, Equipment and Capitalized Software	$129	$159	$59	$72	$—	$419
Depreciation and Amortization	$102	$69	$36	$48	$—	$255

2001
Revenues—External Customers	$20,168	$1,932	$734	$339	$—	$23,173
Revenues—Intersegment	—	508	504	108	(1,120)	—
Investment and Other Income	235	34	16	—	(4)	281

Total Revenues	$20,403	$2,474	$1,254	$447	$(1,124)	$23,454

Earnings From Operations	$936	$382	$214	$48	$(14)	$1,566
Total Assets(1)	$9,014	$1,737	$848	$771	$(200)	$12,170
Net Assets(1)	$3,408	$1,020	$514	$646	$(158)	$5,430
Purchases of Property, Equipment and Capitalized Software	$152	$171	$33	$69	$—	$425
Depreciation and Amortization	$101	$81	$33	$50	$—	$265

(1)	Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $1,993 million, $1,775 million and $1,603 million, income tax-related assets of $269 million, $389 million and $316 million, and income tax-related liabilities of $401 million, $510 million and $252 million as of December 31, 2003, 2002 and 2001, respectively.

14 QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the Quarter Ended
(in millions, except per share data)	March 31	June 30	September 30	December 31
2003
Revenues	$6,975	$7,087	$7,238	$7,523
Medical and Operating Expenses	$6,322	$6,378	$6,475	$6,713
Earnings From Operations	$653	$709	$763	$810
Net Earnings	$403	$439	$476	$507
Basic Net Earnings per Common Share	$0.68	$0.74	$0.81	$0.87
Diluted Net Earnings per Common Share	$0.65	$0.71	$0.77	$0.83

2002
Revenues	$6,013	$6,078	$6,247	$6,682
Medical and Operating Expenses	$5,531	$5,555	$5,675	$6,073
Earnings From Operations	$482	$523	$572	$609
Net Earnings	$295	$325	$353	$379
Basic Net Earnings per Common Share	$0.48	$0.53	$0.59	$0.63
Diluted Net Earnings per Common Share	$0.46	$0.51	$0.56	$0.60

REPORT OF MANAGEMENT

The management of UnitedHealth Group is responsible for the integrity and objectivity of the consolidated financial information contained in this annual report. The consolidated financial statements and related information were prepared according to accounting principles generally accepted in the United States of America and include some amounts that are based on management’s best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the board of directors, composed entirely of directors who are not employees of the company, meets periodically and privately with the company’s independent auditors and management to review accounting, auditing, internal control, financial reporting and other matters.

William W. McGuire, MD

Chairman and Chief Executive Officer

Stephen J. Hemsley

President and Chief Operating Officer

Patrick J. Erlandson

Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and Subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 24, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, effective January 1, 2002, the Company changed its methods of accounting for goodwill and other intangible assets.

As discussed above, the consolidated financial statements of UnitedHealth Group Incorporated and Subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 6, Note 7 and Note 9, these consolidated financial statements have been revised to (i) include the transitional disclosures required by Statement of Financial Accounting Standards (“Statement”) No. 142, Goodwill and Other Intangible Assets, which, as described in Note 6, was adopted by the Company as of January 1, 2002, (ii) include disclosure of the components of the change in medical costs payable consistent with Statement of Position 94-5, Disclosure of Certain Matters in the Financial Statements of Insurance Enterprises, and (iii) give effect to the June 2003 stock split. Our audit procedures with respect to the disclosures in Note 6 with respect to 2001 included (i) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. Our audit procedures with respect to the disclosures in Note 7 with respect to 2001 included (i) agreeing the previously reported beginning and end of year medical costs payable to the previously issued consolidated financial statements, (ii) agreeing the previously reported medical costs to the previously issued consolidated financial statements, (iii) agreeing paid claims payments and prior years’ medical costs change in medical costs payable to supporting documentation of claims payment detail, and (iv) testing the mathematical accuracy of the components of the change in medical costs payable. Additionally, as described in Note 9, the 2001 consolidated financial statements have been revised to give effect to the stock split June 18, 2003. We audited the adjustments described in Note 9 that were applied to revise the 2001 consolidated financial statements for such stock split. Our audit procedures included (1) comparing the amounts shown in the earnings per share disclosure for 2001 to the Company’s underlying accounting analysis obtained from management, (2) comparing the previously reported shares outstanding and income statement amounts per the Company’s accounting analysis to the previously issued consolidated financial statements, and (3) recalculating the additional shares to give effect to the stock split and testing the mathematical accuracy of the underlying analysis. In our opinion, the disclosures for 2001 in Notes 6 and 7 are appropriate, and the adjustments for the stock split described in Note 9 have been appropriately applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

February 10, 2004

INDEPENDENT AUDITORS’ REPORT

The following audit report of Arthur Andersen LLP, our former independent auditors, is a copy of the original report dated January 24, 2002, rendered by Arthur Andersen LLP on our consolidated financial statements included in our Annual Report on Form 10-K filed on April 1, 2002, and has not been reissued by Arthur Andersen LLP since that date.

To the Shareholders and

Directors of UnitedHealth Group Incorporated:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated (a Minnesota Corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and its Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Minneapolis, Minnesota

January 24, 2002

ANNEX K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 1-10864

UnitedHealth Group Incorporated

(Exact name of registrant as specified in its charter)

Minnesota	41-1321939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota	55343 (Zip Code)

(Address of principal executive offices)

(952) 936-1300

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

As of May 3, 2004, 615,823,765 shares of the registrant’s Common Stock, $.01 par value per share, were issued and outstanding.

UNITEDHEALTH GROUP

PART I. FINANCIAL INFORMATION

Item 1.    Financial Statements (unaudited)

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except share and per share data)

	March 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and Cash Equivalents	$2,714	$2,262
Short-Term Investments	216	486
Accounts Receivable, net	873	745
Assets Under Management	1,989	2,019
Deferred Income Taxes and Other	652	608

Total Current Assets	6,444	6,120
Long-Term Investments	7,249	6,729
Property, Equipment, Capitalized Software, and Other Assets, net	1,182	1,096
Goodwill	5,446	3,509
Other Intangible Assets, net	531	180

TOTAL ASSETS	$20,852	$17,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Medical Costs Payable	$4,664	$4,152
Accounts Payable and Accrued Liabilities	1,589	1,575
Other Policy Liabilities	2,074	2,117
Commercial Paper and Current Maturities of Long-Term Debt	150	229
Unearned Premiums	662	695

Total Current Liabilities	9,139	8,768
Long-Term Debt, less current maturities	2,250	1,750
Future Policy Benefits for Life and Annuity Contracts	1,614	1,517
Deferred Income Taxes and Other Liabilities	622	471

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common Stock, $0.01 par value — 1,500 shares authorized; 614 and 583 issued and outstanding	6	6
Additional Paid-In Capital	1,558	58
Retained Earnings	5,469	4,915
Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investments, net of tax effects	194	149

Total Shareholders’ Equity	7,227	5,128

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$20,852	$17,634

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In millions, except per share data)

	Three Months Ended March 31,
	2004	2003
REVENUES
Premiums	$7,264	$6,148
Services	789	770
Investment and Other Income	91	57

Total Revenues	8,144	6,975

MEDICAL AND OPERATING COSTS
Medical Costs	5,869	5,050
Operating Costs	1,317	1,199
Depreciation and Amortization	82	73

Total Medical and Operating Costs	7,268	6,322

EARNINGS FROM OPERATIONS	876	653
Interest Expense	(24)	(23)

EARNINGS BEFORE INCOME TAXES	852	630
Provision for Income Taxes	(298)	(227)

NET EARNINGS	$554	$403

BASIC NET EARNINGS PER COMMON SHARE	$0.92	$0.68

DILUTED NET EARNINGS PER COMMON SHARE	$0.88	$0.65

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	601	597
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	29	26

DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	630	623

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions)

	Three Months Ended March 31,
	2004	2003
OPERATING ACTIVITIES
Net Earnings	$554	$403
Noncash Items:
Depreciation and Amortization	82	73
Deferred Income Taxes and Other	22	8
Net Change in Other Operating Items, net of effects from acquisitions, sales of subsidiaries and changes in AARP balances:
Accounts Receivable and Other Current Assets	39	17
Medical Costs Payable	173	238
Accounts Payable and Accrued Liabilities	136	89
Unearned Premiums	(96)	(103)

Cash Flows From Operating Activities	910	725

INVESTING ACTIVITIES
Cash Paid for Acquisitions, net of cash assumed and other effects	(527)	(6)
Purchases of Property, Equipment and Capitalized Software, net	(83)	(92)
Purchases of Investments	(521)	(685)
Maturities and Sales of Investments	738	1,112

Cash Flows (Used For) From Investing Activities	(393)	329

FINANCING ACTIVITIES
Proceeds from Common Stock Issuances	125	73
Common Stock Repurchases	(627)	(496)
Repayments of Commercial Paper, net	(79)	(409)
Proceeds from Issuance of Long-Term Debt	500	450
Other	16	—

Cash Flows Used For Financing Activities	(65)	(382)

INCREASE IN CASH AND CASH EQUIVALENTS	452	672
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,262	1,130

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,714	$1,802

Supplementary schedule of non-cash investing activities:
Common stock issued for acquisitions	$1,932	$—

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    Basis of Presentation and Use of Estimates

Unless the context otherwise requires, the use of the terms the “Company,” “we,” “us,” and “our” in the following refers to UnitedHealth Group Incorporated and its subsidiaries.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present the financial results for these interim periods fairly. In accordance with the rules and regulations of the Securities and Exchange Commission, we have omitted certain footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. Read together with the disclosures below, we believe the interim financial statements are presented fairly. However, these unaudited condensed consolidated financial statements should be read together with the consolidated financial statements and the notes included in our Annual Report on Form 10-K for the year ended December 31, 2003.

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, revenues, contingent liabilities, and asset valuations, allowances and impairments. We adjust these estimates each period, as more current information becomes available, and any adjustment could have a significant impact on our consolidated operating results. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

2.    Stock-Based Compensation

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, we do not recognize compensation expense when we grant employee stock options because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in millions, except per share data).

	For the Three Months Ended March 31,
	2004	2003
NET EARNINGS
As Reported	$554	$403
Compensation Expense, net of tax effect	(32)	(29)

Pro Forma	$522	$374

BASIC NET EARNINGS PER COMMON SHARE
As Reported	$0.92	$0.68
Pro Forma	$0.87	$0.63
DILUTED NET EARNINGS PER COMMON SHARE
As Reported	$0.88	$0.65
Pro Forma	$0.83	$0.60

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    Acquisitions

On April 26, 2004, the Company through our Health Care Services business segment entered into a definitive agreement to acquire Oxford Health Plans, Inc. (Oxford). Oxford provides health care and benefit services for individuals and employers, principally in New York City, northern New Jersey and southern Connecticut. We expect that this merger will significantly strengthen our market position in this region and provide substantial distribution opportunities for our other UnitedHealth Group businesses. Under the terms of the agreement, Oxford shareholders will receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they own. Total consideration for the transaction, to be issued upon closing, is comprised of approximately 51.8 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $285 million to be issued in exchange for Oxford’s outstanding vested common stock options. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets of Oxford based on their estimated fair values at the closing of the transaction. Pending regulatory and Oxford shareholder approvals, we expect this transaction will close in the fourth quarter of 2004.

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for individuals and employers in the mid-Atlantic region of the United States. This merger significantly strengthens UnitedHealthcare’s market position in the mid-Atlantic region and provides substantial distribution opportunities for other UnitedHealth Group businesses. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and $800 million in cash. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $2.1 billion. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $360 million and associated deferred tax liabilities of $126 million, and goodwill of approximately $1.9 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks, with an estimated weighted-average useful life of 19 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date, which is subject to further refinement, is as follows:

(in millions — unaudited)
Cash, Cash Equivalents and Investments	$736
Accounts Receivable and Other Current Assets	252
Property, Equipment, Capitalized Software and Other Assets	91
Medical Costs Payable	(292)
Other Current Liabilities	(132)

Net Tangible Assets Acquired	$655

The results of operations and financial condition of MAMSI have been included in our Condensed Consolidated Statements of Operations and Condensed Consolidated Balance Sheets since the acquisition date. The unaudited pro forma financial information presented below assumes that the acquisition of MAMSI had occurred as of the

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning of each respective period. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisition, the amortization of finite-lived intangible assets arising from the preliminary purchase price allocation, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on preliminary estimates of fair values, the actual amounts recorded as of the completion of the purchase price allocation may differ materially from the information presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the MAMSI acquisition been consummated at the beginning of the respective periods.

	For the Three Months Ended March 31,
Proforma — unaudited	2004	2003
(in millions, except per share data)
Revenues	$8,436	$7,604
Net Earnings	$576	$431
Earnings Per Share
Basic	$0.93	$0.68
Diluted	$0.89	$0.65

4.    Cash, Cash Equivalents and Investments

As of March 31, 2004, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$2,714	$—	$—	$2,714
Debt Securities — Available for Sale	6,845	296	(4)	7,137
Equity Securities — Available for Sale	193	8	(1)	200
Debt Securities — Held to Maturity	128	—	—	128

Total Cash and Investments	$9,880	$304	$(5)	$10,179

During the three month periods ended March 31, we recorded realized gains and losses on the sale of investments, excluding the UnitedHealth Capital dispositions described below, as follows (in millions):

	2004	2003
Gross Realized Gains	$7	$8
Gross Realized Losses	—	(7)

Net Realized Gains	$7	$1

In addition, during the first quarter of 2004, we realized a capital gain of $25 million on the sale of certain UnitedHealth Capital investments. With the proceeds from this sale, we made a cash contribution of $25 million to the United Health Foundation in the first quarter of 2004. The realized gain of $25 million and the related contribution expense of $25 million are included in Investment and Other Income in the accompanying Condensed Consolidated Statement of Operations.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by operating segment, for the three months ended March 31, 2003 and 2004, were as follows (in millions):

	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at December 31, 2002	$1,693	$698	$363	$609	$3,363
Acquisitions and Subsequent Payments	4	—	—	—	4

Balance at March 31, 2003	$1,697	$698	$363	$609	$3,367

	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at December 31, 2003	$1,770	$698	$409	$632	$3,509
Acquisitions and Subsequent Payments	1,935	—	—	2	1,937

Balance at March 31, 2004	$3,705	$698	$409	$634	$5,446

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of March 31, 2004 and December 31, 2003 were as follows (in millions):

		March 31, 2004			December 31, 2003
	Weighted- Average Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	16 years	$445	$(9)	$436	$93	$(6)	$87
Patents, Trademarks and Technology	9 years	66	(28)	38	73	(26)	47
Other	14 years	70	(13)	57	57	(11)	46

Total	14 years	$581	$(50)	$531	$223	$(43)	$180

Amortization expense relating to other intangible assets was approximately $8 million and $4 million for the three months ended March 31, 2004 and 2003, respectively. Estimated amortization expense relating to other intangible assets for the years ending December 31 are as follows (in millions):

2004	2005	2006	2007	2008
$39	$42	$41	$40	$37

6.    Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. Each

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Our medical costs payable estimates as of December 31, 2003 developed favorably by approximately $90 million ($58 million net of taxes) in the first quarter of 2004. Our medical costs payable estimates as of December 31, 2002 developed favorably by approximately $60 million ($38 million net of taxes) in the first quarter of 2003. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of March 31, 2004.

7.    Commercial Paper and Debt

Commercial paper and debt consisted of the following (in millions):

	March 31, 2004		December 31, 2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Commercial Paper	$—	$—	$79	$79
Floating-Rate Notes due November 2004	150	150	150	150
7.5% Senior Unsecured Notes due November 2005	400	436	400	438
5.2% Senior Unsecured Notes due January 2007	400	429	400	427
3.3% Senior Unsecured Notes due January 2008	500	507	500	499
3.8% Senior Unsecured Notes due February 2009	250	250	—	—
4.9% Senior Unsecured Notes due April 2013	450	463	450	454
4.8% Senior Unsecured Notes due February 2014	250	252	—	—

Total Commercial Paper and Debt	2,400	2,487	1,979	2,047
Less Current Maturities	(150)	(150)	(229)	(229)

Long-Term Debt, less current maturities	$2,250	$2,337	$1,750	$1,818

The interest rates on our November 2004 floating-rate notes are reset quarterly to the three-month LIBOR (London Interbank Offered Rate) plus 0.6%. As of March 31, 2004, the applicable rate on the notes was 1.7%.

In February 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014 to finance a majority of the cash portion of the MAMSI purchase price as described in Note 3. In December 2003, we issued $500 million of 3.3% fixed-rate notes due January 2008, and in March 2003, we issued $450 million of 4.9% fixed-rate notes due April 2013. We used the proceeds from these borrowings to repay commercial paper and term debt maturing in 2003, and for general corporate purposes including working capital, business acquisitions and share repurchases. We have interest rate swap agreements that qualify as fair value hedges to convert a portion of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $1.4 billion with variable rates that are benchmarked to the six-month LIBOR rate and are reset on a semiannual basis in arrears. At March 31, 2004, the rate used to accrue interest expense on these agreements ranged from 1.0% to 1.4%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Condensed Consolidated Statements of Operations.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of March 31, 2004, we had no amounts outstanding under our credit facilities. Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

8.    AARP

In January 1998, we initiated a 10-year contract to provide health insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings are approximately $4.1 billion annually.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member services expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Condensed Consolidated Balance Sheets (in millions):

	Balance as of
	March 31, 2004	December 31, 2003
Accounts Receivable	$372	$352
Assets Under Management	$1,950	$1,959
Medical Costs Payable	$894	$874
Other Policy Liabilities	$1,263	$1,275
Other Current Liabilities	$165	$162

The effects of changes in balance sheet amounts associated with the AARP program accrue to AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Condensed Consolidated Statements of Cash Flows.

9.    Stock Repurchase Program

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to restrictions on volume, pricing and timing. During the three months ended March 31, 2004, we repurchased 10.4 million shares through this program at an average price of approximately $61 per share and at an aggregate cost of $630 million. As of March 31, 2004, we had board of directors’ authorization to purchase up to an additional 34.8 million shares of our common stock.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.    Comprehensive Income

The table below presents comprehensive income, defined as changes in the equity of our business excluding changes resulting from investments by and distributions to our shareholders, for the three month periods ended March 31 (in millions):

	2004	2003
Net Earnings	$554	$403
Change in Net Unrealized Gains on Investments, net of tax effects	45	2

Comprehensive Income	$599	$405

11.    Segment Financial Information

The following is a description of the types of products and services from which each of our business segments derives its revenues:

•	Health Care Services consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of local employers and consumers. Ovations delivers health and well-being services for Americans over the age of 50. AmeriChoice facilitates and manages health care services for state Medicaid programs and their beneficiaries. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented below because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

•	Uniprise provides network-based health and well-being access and services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans.

•	Specialized Care Services is a portfolio of health and well-being companies, each serving a specialized market need with an offering of benefits, networks, services and resources.

•	Ingenix is a leader in the field of health care information serving pharmaceutical, biotechnology and medical device companies, health insurers and other payers, physicians and other health care providers, large employers and government agencies.

Transactions between business segments principally consist of customer service and transaction processing services Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management’s best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The “Eliminations” column includes eliminations of inter-segment transactions.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents segment financial information for the three month periods ended March 31, 2004 and 2003 (in millions):

First Quarter 2004	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues — External Customers	$6,972	$666	$324	$91	$—	$8,053
Revenues — Intersegment	—	161	225	49	(435)	—
Investment and Other Income	78	8	5	—	—	91

Total Revenues	$7,050	$835	$554	$140	$(435)	$8,144

Earnings from Operations	$577	$167	$113	$19	$—	$876

First Quarter 2003	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues — External Customers	$5,967	$614	$255	$82	$—	$6,918
Revenues — Intersegment	—	148	196	39	(383)	—
Investment and Other Income	47	7	3	—	—	57

Total Revenues	$6,014	$769	$454	$121	$(383)	$6,975

Earnings from Operations	$402	$152	$88	$11	$—	$653

12.    Commitments and Contingencies

Legal Matters

Because of the nature of our businesses, we are routinely party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to: claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. Generally, the health care provider plaintiffs allege violations of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Racketeer Influenced Corrupt Organization Act (RICO), as well as several state law claims. The suit seeks injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. We are engaged in discovery in this matter. A trial date has been set for March 14, 2005.

In March 2000, the American Medical Association filed a lawsuit against the company in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Government Regulation

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We are also subject to various ongoing governmental investigations, audits and reviews, and we record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

13.    Recently Issued Accounting Standards

In January 2003, the FASB issued Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51.” FIN No. 46, as revised in December 2003, requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The adoption of FIN No. 46 did not have any impact on our consolidated financial position or results of operations.

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors and Shareholders

UnitedHealth Group Incorporated

Minnetonka, Minnesota

We have reviewed the accompanying condensed consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries (the Company) as of March 31, 2004, and the related condensed consolidated statements of operations and cash flows for the three-month period ended March 31, 2004. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated February 10, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

April 30, 2004

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the accompanying unaudited condensed consolidated financial statements and notes. In addition, the following discussion should be considered in light of a number of factors that affect the Company, the industry in which we operate, and business generally. These factors are described in Exhibit 99 to this Quarterly Report.

Summary highlights of our first quarter 2004 results include:

•	Diluted net earnings per common share of $0.88, an increase of 35% from $0.65 per share reported in the first quarter of 2003 and an increase of 6% from $0.83 per share reported in the fourth quarter of 2003.

•	Cash flows from operations of $910 million, an increase of 26% compared to $725 million for the first quarter of 2003.

•	Earnings from operations of $876 million, up $223 million, or 34%, over the prior year and up $66 million, or 8%, sequentially over the fourth quarter of 2003.

•	Consolidated revenues of $8.1 billion increased $1.2 billion, or 17%, over the first quarter of 2003. Excluding the impact of acquisitions, consolidated revenues increased by approximately 8% over the prior year.

•	The consolidated medical care ratio of 80.8% declined from 82.1% in the first quarter of 2003.

•	The operating cost ratio of 16.2% improved from 17.2% during the first quarter of 2003.

•	Consolidated operating margin of 10.8% improved 140 basis points from 9.4% in the first quarter of 2003.

	Three Months Ended March 31,
(In millions, except per share data)	2004	2003	Percent Change
Total Revenues	$8,144	$6,975	17%
Earnings from Operations	$876	$653	34%
Net Earnings	$554	$403	37%
Diluted Net Earnings Per Common Share	$0.88	$0.65	35%
Medical Care Ratio	80.8%	82.1%
Medical Care Ratio, excluding AARP	79.5%	81.0%
Operating Cost Ratio	16.2%	17.2%
Return on Equity (annualized)	35.9%	36.3%
Operating Margin	10.8%	9.4%

Results of Operations

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services, transaction processing, customer, consumer and care provider services, and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues increased by nearly $1.2 billion, or 17%, year-over-year in the first quarter of 2003 to over $8.1 billion. Consolidated revenues increased by 8% as a result of rate increases on premium and fee-based services and growth across business segments, and 9% as a result of revenues from businesses acquired since the first quarter of 2003. Following is a discussion of first quarter consolidated revenue trends for each of our three revenue components.

Premium Revenues

Consolidated premium revenues totaled $7.3 billion in the first quarter of 2004, an increase of $1.1 billion, or 18%, over the first quarter of 2003. Excluding the impact of acquisitions, consolidated premium revenues increased by approximately 8% over the prior year.

UnitedHealthcare premium revenues increased by $768 million, or 22%, to $4.3 billion in the first quarter of 2004. Excluding premium revenues from Mid Atlantic Medical Services, Inc. (MAMSI) and Golden Rule Financial Corporation (Golden Rule) which were acquired since the first quarter of 2003, UnitedHealthcare premium revenues increased by approximately 6%. This increase is primarily due to average net premium rate increases of approximately 9% to 10% on UnitedHealthcare’s renewing commercial risk-based business partially offset by a decrease in the number of individuals served by risk-based products. Ovations premium revenues increased by 11% in the first quarter of 2004 driven by an increase in the number of individuals served by Medicare supplement products provided to AARP members and by Medicare Advantage products, and the related average net premium rate increases. Premium revenues from AmeriChoice Medicaid programs increased by $95 million, or 15%, in the first quarter of 2004 mainly driven by an increase in the number of individuals served. The remaining premium revenue increase is due mainly to strong growth in several of Specialized Care Services’ businesses.

Service Revenues

Service revenues during the first quarter of 2004 totaled $789 million, an increase of $19 million, or 2%, over the first quarter of 2003. The increase in service revenues was driven primarily by aggregate growth of approximately 3% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements, excluding the impact of acquisitions.

Investment and Other Income

Investment and other income during the first quarter of 2004 totaled $91 million, representing an increase of $34 million from the comparable period in 2003. Interest income increased by $28 million mainly due to the impact of increased levels of cash and fixed-income investments from the acquisitions of Golden Rule and MAMSI. Net capital gains on sales of investments were $7 million in the first quarter of 2004 compared with $1 million in the first quarter of 2003.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio decreased from 82.1% in the first quarter of 2003 to 80.8% in the first quarter of 2004. Excluding the AARP business,1 the medical care ratio decreased 150 basis points from 81.0% in the first quarter of 2003 to 79.5% in the first of quarter 2004. Approximately 30 basis points of the decrease in the medical care ratio was driven by favorable development of prior period medical cost estimates as further discussed below. The balance of the medical care ratio decrease resulted primarily from net premium rate increases that exceeded overall medical benefit cost increases and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior periods that are identified in the current period are included in total medical costs reported for the current period. Medical costs for the first quarter of 2004 include approximately $90 million of favorable medical cost development related to prior fiscal years. Medical costs for the first quarter of 2003 include approximately $60 million of favorable medical cost development related to prior fiscal years.

On an absolute dollar basis, first quarter 2004 medical costs increased $819 million, or 16%, over the comparable 2003 period. The increase was driven primarily by a rise in medical costs of approximately 9% to 10% due to medical cost inflation and a moderate increase in health care consumption, and incremental medical costs related to businesses acquired since the first quarter of 2003.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for the first quarter of 2004 was 16.2%, down from 17.2% in the comparable 2003 period. This decrease was driven primarily by revenue mix changes, with greater growth from premium revenues than from service revenues. Our premium-based products have lower operating cost ratios than our fee-based products. Additionally, the decrease in the operating cost ratio reflects productivity gains from technology deployment and other cost management initiatives.

On an absolute dollar basis, operating costs for the first quarter of 2004 increased $118 million, or 10%, over the first quarter of 2003. This increase was driven by an 8% increase in total individuals served by Health Care Services and Uniprise during the first quarter of 2004 compared to the comparable 2003 period, increases in broker commissions and premium taxes due to increased revenues, general operating cost inflation and additional operating costs associated with acquired businesses.

Depreciation and Amortization

Depreciation and amortization was $82 million and $73 million for the three month periods ended March 31, 2004 and 2003, respectively. The $9 million increase is due to additional depreciation and amortization resulting from higher levels of computer equipment, capitalized software and intangible assets as a result of technology enhancements, business growth and businesses acquired since the first quarter of 2003.

Income Taxes

Our effective income tax rate was 35.0% in the first quarter of 2004 and 36.0% in the first quarter of 2003. The decrease is mainly driven by changes in business and income mix between states with differing income tax rates.

1Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to AARP policyholders through a rate stabilization fund (RSF). Although the Company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, the Company has not been required to fund any underwriting deficits to date and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

Business Segments

The following summarizes the operating results of our business segments for three month periods ended March 31 (in millions):

Revenues

	Three Months Ended March 31,
	2004	2003	Percent Change
Health Care Services	$7,050	$6,014	17%
Uniprise	835	769	9%
Specialized Care Services	554	454	22%
Ingenix	140	121	16%
Eliminations	(435)	(383)	n/a

Consolidated Revenues	$8,144	$6,975	17%

Earnings from Operations

	Three Months Ended March 31,
	2004	2003	Percent Change
Health Care Services	$577	$402	44%
Uniprise	167	152	10%
Specialized Care Services	113	88	28%
Ingenix	19	11	73%

Consolidated Earnings from Operations	$876	$653	34%

Health Care Services

The Health Care Services segment, comprised of the UnitedHealthcare, Ovations and AmeriChoice businesses, had first quarter 2004 revenues of nearly $7.1 billion, representing an increase of $1.0 billion, or 17%, over the first quarter of 2003. Excluding the impact of acquisitions, Health Care Services revenues increased by approximately 7%.

The increase in revenues primarily resulted from an increase of $768 million in UnitedHealthcare premium revenues due mainly to the premium revenues from the MAMSI and Golden Rule acquisitions since the first quarter of 2003 and average net premium rate increases of approximately 9% to 10% on UnitedHealthcare’s renewing commercial risk-based business, partially offset by a decrease in the number of individuals served by risk-based products. The remaining increase in Health Care Services revenues is largely due to growth in the number of individuals served by UnitedHealthcare fee-based products, Ovations Medicare supplement products provided to AARP members, Ovations Medicare Advantage products, and AmeriChoice Medicaid products, as well as annual rate increases on these products.

The Health Care Services segment had earnings from operations of $577 million, representing an increase of $175 million, or 44%, over the first quarter of 2003. This increase primarily resulted from revenue growth and improved gross margins on UnitedHealthcare’s risk-based products, growth in the number of individuals served by UnitedHealthcare’s higher-margin fee-based products, and the acquisitions of MAMSI and Golden Rule since the first quarter of 2003. UnitedHealthcare’s commercial medical care ratio improved to 79.3% in the first quarter of 2004 from 81.5% in 2003. Approximately 60 basis points of the decrease in the commercial medical care ratio was driven by the favorable development of prior period medical cost estimates, with the balance of the decrease resulting from net premium rate increases that exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services’ first quarter 2004 operating margin was 8.2%, an increase of 150 basis points over the first quarter of 2003 driven mainly by improved medical care ratios and a shift in UnitedHealthcare’s product mix from risk-based products to higher-margin fee-based products.

The following table summarizes individuals served by Health Care Services, by major market segment and funding arrangement, as of March 31 (in thousands)1:

	2004	2003
Commercial
Risk-based	6,200	4,995
Fee-based	3,045	2,805

Total Commercial	9,245	7,800
Medicare	235	225
Medicaid	1,220	1,045

Total Health Care Services	10,700	9,070

[1]	Excludes individuals served by Ovations’ Medicare supplement products to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of March 31, 2004 exceeded 9.2 million, an increase of approximately 1.4 million, or 19%, over the first quarter of 2003. Excluding the acquisitions of MAMSI, Golden Rule and a smaller regional health plan, the number of individuals served by UnitedHealthcare’s commercial business was essentially flat. An increase of approximately 150,000 in the number of individuals served with commercial fee-based products, driven by new customer relationships and customers converting from risk-based products to fee-based products, was offset by a comparable decrease in the number of individuals served by risk-based products, resulting from customers converting to self-funded, fee-based arrangements and a competitive commercial risk-based pricing environment.

Ovations’ Medicare Advantage enrollment was 235,000 as of March 31, 2004, an increase of 10,000, or 4%, from the first quarter of 2003. Medicaid enrollment increased by 175,000, or 17%, due to strong organic growth in the number of individuals served by AmeriChoice and the acquisition of a Medicaid health plan in Michigan in February 2004, resulting in the addition of approximately 95,000 individuals served.

Uniprise

Uniprise revenues in the first quarter of 2004 were $835 million, representing an increase of $66 million, or 9%, over the 2003 comparable period. This increase was driven primarily by growth of 4% in the number of individuals served by Uniprise during the first quarter of 2004 over the first quarter of 2003 and annual rate increases. Uniprise served 9.5 million individuals and 9.3 million individuals as of March 31, 2004 and 2003, respectively.

Uniprise first quarter 2004 earnings from operations were $167 million, an increase of $15 million, or 10%, over the first quarter of 2003. Operating margin improved to 20.0% in the first quarter of 2004 from 19.8% in the comparable 2003 period. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions.

Specialized Care Services

Specialized Care Services had revenues of $554 million in the first quarter of 2004, an increase of $100 million, or 22%, over the comparable 2003 period. This increase was principally driven by a 10% increase in the number of individuals served by its specialty benefit businesses as well as rate increases related to these businesses and approximately $20 million of revenues related to businesses acquired since the first quarter of 2003.

Earnings from operations in the first quarter of 2004 of $113 million increased $25 million, or 28%, over the first quarter of 2003. Specialized Care Services’ operating margin increased to 20.4% in the first quarter of 2004, up from 19.4% in the comparable 2003 period. This increase was driven primarily by operational and productivity improvements within several of Specialized Care Services’ businesses. With the continuing growth of the Specialized Care Services segment, we are consolidating production and service operations to a segmentwide service and production infrastructure to improve service, quality and consistency, and to enhance productivity and efficiency.

Ingenix

Ingenix revenues in the first quarter of 2004 of $140 million increased by $19 million, or 16%, over the comparable 2003 period. Earnings from operations were $19 million in the first quarter of 2004, up $8 million, or 73%, from the comparable 2003 period. The operating margin was 13.6% in the first quarter of 2004, up from 9.1% in the first quarter of 2003. These increases were driven by growth and expanding margins in the health information and clinical research businesses. Ingenix typically generates higher revenues and operating margins in the second half of the year due to seasonally strong demand for higher margin health information products.

Financial Condition and Liquidity at March 31, 2004

Liquidity

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest monies of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors’ approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Monies in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthens our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash generated from operating activities, our primary source of liquidity, is principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2003, a hypothetical 1% increase in commercial insured medical costs would have reduced net earnings by approximately $75 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

Cash and Investments

Cash flows from operating activities was $910 million in the first quarter of 2004, representing an increase over the comparable 2003 period of $185 million, or 26%. This increase in operating cash flows resulted primarily from an increase of $174 million in net income excluding depreciation, amortization and other noncash items. Operating cash flows increased by $9 million due to cash generated by working capital changes. As premium revenues and related medical costs increase, we typically generate incremental operating cash flows because we collect premium revenues in advance of the claim payments for related medical costs.

We maintained a strong financial condition and liquidity position, with cash and investments of $10.2 billion at March 31, 2004. Total cash and investments increased by $702 million since December 31, 2003, primarily due to cash and investments acquired in the MAMSI acquisition in February 2004 and strong operating cash flows, partially offset by capital expenditures, cash paid for business acquisitions and common stock repurchases.

As further described under “Regulatory Capital and Dividend Restrictions,” many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At March 31, 2004, approximately $530 million of our $10.2 billion of cash and investments was held by non-regulated subsidiaries and was available for general corporate use, including acquisitions and share repurchases.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of March 31, 2004 and December 31, 2003, we had commercial paper and debt outstanding of approximately $2.4 billion and $2.0 billion, respectively. Our debt-to-total-capital ratio was 24.9% and 27.8% as of March 31, 2004 and December 31, 2003, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders’ equity, while maintaining appropriate liquidity.

On April 26, 2004, the Company entered into a definitive agreement to acquire Oxford Health Plans, Inc. (Oxford). Under the terms of the agreement, Oxford shareholders will receive 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they own. Total consideration for the transaction, to be issued upon closing, is comprised of approximately 51.8 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $285 million to be issued in exchange for Oxford’s outstanding vested common stock options. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets of Oxford based on their estimated fair values at the closing of the transaction. Pending regulatory and Oxford shareholder approvals, we expect this transaction will close in the fourth quarter of 2004.

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

In February 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014. In December and March 2003, we issued $500 million of four-year, fixed-rate notes and $450 million of 10-year, fixed-rate notes with interest rates of 3.3% and 4.9%, respectively. We entered into interest rate swap agreements to convert our interest exposure on a majority of these 2003 and 2004 borrowings from a fixed to a variable rate. The interest rate swap agreements on these 2003 and 2004 borrowings have aggregate notional amounts of $1,225 million. At March 31, 2004, the rate used to accrue interest expense on these agreements ranged from 1.0% to 1.4%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Condensed Consolidated Statements of Operations. We used the proceeds from the 2004 borrowings to finance a majority of the cash portion of the MAMSI purchase price as described above. We used the proceeds from the 2003 borrowings to repay commercial paper and maturing term debt, and for general corporate purposes, including working capital, capital expenditures, business acquisitions and share repurchases. Commercial paper and current maturities of long-term debt decreased from $811 million as of December 31, 2002, to $150 million as of March 31, 2004, as a result of these actions.

We have credit arrangements for $900 million that support our commercial paper program. These credit arrangements include a $450 million revolving facility that expires in July 2005, and a $450 million, 364-day facility that expires in July 2004. As of March 31, 2004, we had no amounts outstanding under our credit facilities. We intend to renew these credit facilities prior to their expiration.

On April 23, 2004, we executed a commitment letter with a financial institution in which the institution agreed to provide a $2 billion bridge loan facility to finance the cash portion of the purchase price of the proposed Oxford acquisition described above. The facility is 364 days in length and is expected to be refinanced through a bond issuance after the closing of the transaction. The terms of the bridge loan facility are substantially similar to our existing revolving credit facilities.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders’ equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated “A” by Standard & Poor’s (S&P) and Fitch, and “A3” with a positive outlook by Moody’s. Our commercial paper is rated “A-1” by S&P, “F-1” by Fitch, and “P-2” with a positive outlook by Moody’s. Consistent with our intention of maintaining our senior debt ratings in the “A” range, we intend to maintain our debt-to-total-capital ratio at 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the first quarter of 2004, we repurchased 10.4 million shares through this program at an average price of approximately $61 per share and an aggregate cost of approximately $630 million. As of March 31, 2004, we had board of directors’ authorization to purchase up to an additional 34.8 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

Under our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities), the remaining issuing capacity of all covered securities is $250 million. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. We filed a new S-3 shelf registration statement on March 19, 2004 to increase our remaining issuing capacity to $2.0 billion, but this registration statement has not yet been declared effective by the Securities and Exchange Commission. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of approximately 24.3 million shares of our common stock in connection with acquisition activities. We filed a separate S-4 registration statement for the 36.4 million shares issued in connection with the acquisition of MAMSI described above. We intend to file an S-4 registration statement for the shares to be issued in connection with the acquisition of Oxford described above.

Contractual Obligations, Off-Balance Sheet Arrangements And Commitments

A summary of future obligations under our various contractual obligations, off-balance sheet arrangements and commitments was disclosed in our December 31, 2003 Annual Report of Form 10-K. There have not been significant changes to the amounts of these obligations. Additionally, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

AARP

In January 1998, we initiated a 10-year contract to provide health insurance products and services to members of AARP. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings are approximately $4.1 billion annually.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member services expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. As further described in Note 8 to the condensed consolidated financial statements, the RSF balance is reported in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

Regulatory Capital And Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require.

Critical Accounting Policies And Estimates

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. The following provides a summary of our accounting policies and estimation procedures surrounding medical costs. For a detailed description of all our critical accounting policies, see the Results of Operations section of the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, with the changes in estimates included in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Net Favorable Development	Net Impact on Medical Costs(a)	Medical Costs			Earnings from Operations
			As Reported	As Adjusted(b)		As Reported	As Adjusted(b)
2000	$15	$(15)	$16,155	$16,140		$1,200	$1,215
2001	$30	$(40)	$17,644	$17,604		$1,566	$1,606
2002	$70	$(80)	$18,192	$18,112		$2,186	$2,266
2003	$150	$60 (c)	$20,714	$20,774	(c)	$2,935	$2,875	(c)

(a)	The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.

(b)	Represents reported amounts adjusted to reflect the net impact of medical cost development.

(c)	For the first quarter of 2004, the company recorded net favorable development of $90 million pertaining to 2003. The amount of prior period development in 2004 pertaining to 2003 will change as our December 31, 2003 medical costs payable estimate continues to develop throughout 2004.

Our estimate of medical costs payable represents management’s best estimate of the company’s liability for unpaid medical costs as of March 31, 2004, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of March 31, 2004; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our March 31, 2004 estimates of medical costs payable and actual costs payable, excluding the AARP business, first quarter 2004 earnings from operations would increase or decrease by approximately $38 million and diluted net earnings per common share would increase or decrease by approximately $0.04 per share.

Inflation

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

Concentrations Of Credit Risk

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of March 31, 2004, there were no significant concentrations of credit risk.

Cautionary Statements

The statements contained in this Quarterly Report on Form 10-Q include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). When used in this Quarterly Report on Form 10-Q and in future filings by us with the Securities and Exchange Commission, in our press releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. This discussion is intended to take advantage of the “safe harbor” provisions of the PSLRA. Except to the extent otherwise required by federal securities laws, in making these cautionary statements, we do not undertake to address or update each factor in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected our past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Quarterly Repot of Form 10-Q and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from expectations expressed in our prior communications.

We must effectively manage our health care costs.

Under risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products (excluding AARP) comprise approximately 75% of our total consolidated revenues. We use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to our customers. The profitability of our risk-based products depends in large part on our ability to accurately predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although we base the premiums we charge on our estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. Relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results. For example, if medical costs increased by one percent for UnitedHealthcare’s commercial insured products, our annual net earnings for 2003 would have been reduced by approximately $75 million. In addition, the financial results we report for any particular period include estimates of costs incurred for which the underlying claims have not been received by us or for which the claims have been received but not processed. If these estimates prove too high or too low, the effect of the change will be included in future results.

We face intense competition in many of our markets and customers have flexibility in moving between competitors.

Our businesses compete throughout the United States and face significant competition in all of the geographic markets in which they operate. For our Uniprise and Health Care Services businesses, competitors include Aetna, Anthem, Cigna, Coventry, Humana, PacifiCare, Oxford, WellPoint, numerous for profit and not for profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. Our Specialized Care Services and Ingenix businesses also compete with a number of businesses. Moreover, we believe that barriers to entry in many markets are not substantial, so the addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, these competitors may have capabilities that give them a competitive advantage. Greater market share, established reputation, superior supplier arrangements, existing business relationships, and other factors all can provide a competitive advantage. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers in these industries. This level of consolidation makes it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, and to maintain or advance profitability.

Our relationship with AARP is significant to our Ovations business.

Under our 10-year contract with AARP which was initiated in 1998, we provide Medicare Supplement and Hospital Indemnity health insurance and other products to AARP members. As of March 31, 2004, our portion of

AARP’s insurance program represented approximately $4.1 billion in annual net premium revenue from approximately 3.8 million AARP members. The AARP contract may be terminated early by us or AARP under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of our AARP arrangement depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes. Additionally, events that adversely affect AARP or one of its other business partners for its member insurance program could have an adverse effect on the success of our arrangement with AARP. For example, if customers were dissatisfied with the products AARP offered or its reputation, if federal legislation limited opportunities in the Medicare market, or if the services provided by AARP’s other business partners were unacceptable, our business could be adversely affected.

The effects of the new Medicare reform legislation on our business are uncertain.

Recently enacted Medicare reform legislation is complex and wide-ranging. There are numerous provisions in the legislation that will influence our business, although at this early stage, it is difficult to predict the extent to which our business will be affected. While uncertain as to impact, we believe the increased funding provided in the legislation will intensify competition in the seniors health services market.

Our business is subject to intense government scrutiny and we must respond quickly and appropriately to frequent changes in government regulations.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to consummate our acquisitions and dispositions. Delays in obtaining or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of our business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; use and maintenance of individually identifiable health information; and government-sponsored programs. We cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase our costs, expose us to expanded liability, require us to revise the ways in which we conduct business or put us at risk for a loss of business.

We are also subject to various governmental investigations, audits and reviews. Such oversight could result in our loss of licensure or our right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could damage our reputation in various markets and make it more difficult for us to sell our products and services. We are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by the Centers for Medicare and Medicaid Services, state insurance and health and welfare departments and state attorneys general, the Office of Personnel Management, the Office of the Inspector General and U.S. Attorney General.

We depend on our relationships with physicians, hospitals and other health care providers.

We contract with physicians, hospitals, pharmaceutical benefit service providers and pharmaceutical manufacturers, and other health care providers for favorable prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part.

The nature of our business exposes us to significant litigation risks and our insurance coverage may not be sufficient to cover some of the costs associated with litigation.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. These matters include, but are not limited to, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including ERISA and the Racketeer Influenced Corrupt Organization Act (“RICO”). Although the expenses which we have incurred to date in defending the 1999 class action lawsuits have not been material to our business, we will continue to incur expenses in the defense of the 1999 class action litigation and other matters, even if they are without merit.

Following the events of September 11, 2001, the cost of business insurance coverage has increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business. We believe that we are adequately insured for claims in excess of our self-insurance; however, certain types of damages, such as punitive damages, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters. Although we believe the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

Our businesses depend significantly on effective information systems and the integrity of the data in our information systems.

Our ability to adequately price our products and services, provide effective and efficient service to our customers, and to accurately report our financial results depends significantly on the integrity of the data in our information systems. As a result of our acquisition activities, we have acquired additional systems. We have been taking steps to reduce the number of systems we operate and have upgraded and expanded our information systems capabilities. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain effectively our information systems and data integrity, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

We depend on independent third parties, such as IBM, Unisys and Medco Health Solutions, Inc., with whom we have entered into agreements, for significant portions of our data center operations and pharmacy benefits management and processing, respectively. Even though we have appropriate provisions in our agreements with IBM, Unisys and Medco, including provisions with respect to specific performance standards, covenants, warranties, audit rights, indemnification, and other provisions, our dependence on these third parties makes our operations vulnerable to their failure to perform adequately under the contracts, due to internal or external factors. Although there are a limited number of service organizations with the size, scale and capabilities to effectively provide certain of these services, especially with regard to pharmacy benefits processing and management, we believe that other organizations could provide similar services on comparable terms. A change in service providers, however, could result in a decline in service quality and effectiveness or less favorable contract terms.

Business acquisitions may increase costs, liabilities, or create disruptions in our business.

We have recently completed several business acquisitions. We review the records of companies we plan to acquire, however, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively. Integration may be hindered by, among other things, differing procedures, business practices and technology systems.

We must comply with emerging restrictions on patient privacy, including taking steps to ensure compliance by our business associates who obtain access to sensitive patient information when providing services to us.

The use of individually identifiable data by our businesses is regulated at international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

Our knowledge and information-related businesses depend significantly on our ability to maintain proprietary rights to our databases and related products.

We rely on our agreements with customers, confidentiality agreements with employees, and our trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services.

The effects of the war on terror and future terrorist attacks could have a severe impact on the health care industry.

The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and our industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could lead to, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health plans we administer as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of our information and payment systems; increased health care costs due to restrictions on our ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

The market price of our common stock may be particularly sensitive due to the nature of the business in which we operate.

The market prices of the securities of the publicly-held companies in the industry in which we operate have shown volatility and sensitivity in response to many external factors, including general market trends, public communications regarding managed care, litigation and judicial decisions, legislative or regulatory actions, health care cost trends, pricing trends, competition, earnings, membership reports of particular industry participants and acquisition activity. Despite our specific outlook or prospects, the market price of our common stock may decline as a result of any of these external factors. By way of illustration, our stock price has ranged from $35.33 on December 31, 2001 to $64.44 on March 31, 2004 (as adjusted to reflect stock splits and dividends).

Item 3.    Quantitative And Qualitative Disclosers About Market Risk

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates and equity prices. The company’s primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

Approximately $7.3 billion of our investments at March 31, 2004 were fixed-income securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at March 31, 2004, the fair value of our fixed-income investments would decrease or increase by approximately $340 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $1.6 billion of our debt had variable rates of interest and $825 million had fixed rates as of March 31, 2004. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

At March 31, 2004, we had $200 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

Item 4.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2004, an evaluation was carried out under the supervision and with the participation of the Company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and

15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting During the Quarter Ended March 31, 2004

There were no significant changes in our internal control over financial reporting that occurred during the Company’s quarter ended March 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.    Legal Proceedings

In Re: Managed Care Litigation: MDL No. 1334.    Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. A multi-district litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. In December 2000, the UnitedHealth Group litigation was consolidated with litigation involving other industry members. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. Discovery commenced on September 30, 2002. In November 2002, the Eleventh Circuit granted the industry defendants’ petition to review the class certification order. That appeal is pending. On April 7, 2003, the United States Supreme Court determined that the RICO claims against PacifiCare and UnitedHealthcare should be arbitrated. On September 15, 2003, the district court granted in part and denied in part the industry defendants’ further motion to compel arbitration. Significantly, the court denied the industry defendants’ motion with respect to plaintiffs’ derivative RICO claims. On September 19, 2003, the industry defendants appealed the district court’s arbitration order to the Eleventh Circuit. A trial date has been set for March 14, 2005.

The American Medical Association et al. v. Metropolitan Life Insurance Company, United HealthCare Services, Inc. and UnitedHealth Group.    This lawsuit was filed on March 15, 2000, in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. We are engaged in discovery in this matter.

Because of the nature of our business, we are routinely subject to lawsuits alleging various causes of action. Some of these suits may include claims for substantial non-economic, treble or punitive damages. We record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending litigation are always uncertain, we do not believe the results of any such actions, including those described above, or any other types of actions, currently threatened or pending, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

Item 2.    Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities (1)

First Quarter 2004

For the Month Ended	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be purchased under the plans or programs
January 31, 2004	1,950,000	$57.21	1,950,000
February 29, 2004	4,566,000	$60.50	4,566,000
March 31, 2004	3,900,000	$62.21	3,900,000
TOTAL	10,416,000	$60.52	10,416,000	34,782,000

(1) On November 4, 1997, the Company’s Board of Directors adopted a share repurchase program, which the Board evaluates periodically and renews as necessary. The Company announced this program on November 6, 1997, and announced renewals of the program on November 5, 1998, October 27, 1999, February 14, 2002, October 25, 2002, and July 30, 2003. In July 2003, the Board renewed the share repurchase program and authorized the Company to repurchase up to 60,000,000 shares of the Company’s common stock at prevailing market prices. There is no established expiration date for the program. During the three months ended March 31, 2004, the Company did not repurchase any shares other than through this publicly announced program.

Item 6.    Exhibits and Reports on Form 8-K

(a) The following exhibits are filed in response to Item 601 of Regulation S-K.

Exhibit Number		Description
* Exhibit 10(a)	—	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and Tracy L. Bahl
* Exhibit 10(b)	—	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley
† Exhibit 10(c)	—	Amendment Number 4 to the Information Technology Services Agreement between United HealthCare Services, Inc. and Unisys Corporation, dated as of March 31, 2004
Exhibit 15	—	Letter Re Unaudited Interim Financial Information
Exhibit 31	—	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32	—	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

†	Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

The following Current Reports on Form 8-K were filed or furnished, as applicable, during the first quarter of 2004.

8-K dated January 6, 2004, providing certain information regarding the transaction between the Company and Mid Atlantic Medical Services, Inc., pursuant to Item 5 “Other Events and Regulation FD Disclosure.”

8-K dated January 12, 2004, announcing upcoming earnings release, pursuant to Item 5 “Other Events.”

8-K dated January 22, 2004, together with press release, announcing fourth quarter earnings results, pursuant to Item 12 “Results of Operations and Financial Condition” and Item 7 “Financial Statements and Exhibits.”

8-K/A dated January 22, 2004, together with press release, amending 8-K dated January 22, 2004, pursuant to Item 12 “Results of Operations and Financial Condition” and Item 7 “Financial Statements and Exhibits.”

8-K dated February 5, 2004, together with Underwriting Agreement and related documents, announcing the issuance of debt securities, pursuant to Item 5 “Other Events” and Item 7 “Financial Statements and Exhibits.”

8-K dated February 10, 2004, together with press release, announcing receipt of necessary approvals and anticipated closing of the Mid Atlantic Medical Services, Inc. transaction, pursuant to Item 5 “Other Events and Regulation FD Disclosure” and Item 7 “Financial Statements and Exhibits.”

8-K dated February 17, 2004, announcing upcoming meetings with investors and analysts, pursuant to Item 9 “Regulation FD Disclosure” and Item 7 “Financial Statements and Exhibits.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITEDHEALTH GROUP INCORPORATED

/s/ STEPHEN J. HEMSLEY Stephen J. Hemsley	President and Chief Operating Officer	Dated: May 7, 2004

/s/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer and Chief Accounting Officer	Dated: May 7, 2004

EXHIBITS

Exhibit Number		Description
* Exhibit 10(a)	—	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and Tracy L. Bahl
* Exhibit 10(b)	—	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley
† Exhibit 10(c)	—	Amendment Number 4 to the Information Technology Services Agreement between United HealthCare Services, Inc. and Unisys Corporation, dated as of March 31, 2004
Exhibit 15	—	Letter Re Unaudited Interim Financial Information
Exhibit 31	—	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32	—	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.

†	Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

EXHIBIT 15

LETTER RE UNAUDITED INTERIM FINANCIAL INFORMATION

May 7, 2004

UnitedHealth Group Incorporated

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of UnitedHealth Group Incorporated and Subsidiaries for the period ended March 31, 2004, as indicated in our report dated April 30, 2004; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which is included in your Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, is incorporated by reference in Registration Statement File Nos. 333-66013, 33-22310, 33-50282, 33-59083, 33-59623, 33-63885, 33-67918, 33-68300, 33-75846, 333-02525, 333-04875, 333-25923, 333-44613, 333-45289, 333-50461, 333-66013, 333-71007, 333-81337, 333-87243, 333-88506, 333-90247, 333-46284, 333-55666, 333-100027, 333-105875, 333-105877, 333-110356 and 333-113755.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

EXHIBIT 31

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Principal Executive Officer

I, William W. McGuire, M.D., Chairman and Chief Executive Officer of UnitedHealth Group Incorporated, certify that:

1. I have reviewed this quarterly report on Form 10-Q of UnitedHealth Group Incorporated (the “registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 7, 2004

/S/    WILLIAM W. MCGUIRE, M.D.

        William W. McGuire, M.D.

        Chairman and Chief Executive Officer

Certification of Principal Financial Officer

I, Patrick J. Erlandson, Chief Financial Officer of UnitedHealth Group Incorporated, certify that:

1. I have reviewed this quarterly report on Form 10-Q of UnitedHealth Group Incorporated (the “registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 7, 2004

/s/ PATRICK J. ERLANDSON
Patrick J. Erlandson
Chief Financial Officer

EXHIBIT 32

CERTIFICATIONS PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of UnitedHealth Group Incorporated (the “Company”) on Form 10-Q for the period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William W. McGuire, M.D., Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM W. MCGUIRE, M.D.
William W. McGuire, M.D.
Chairman and Chief Executive Officer
May 7, 2004

In connection with the Quarterly Report of UnitedHealth Group Incorporated (the “Company”) on Form 10-Q for the period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Patrick J. Erlandson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PATRICK J. ERLANDSON
Patrick J. Erlandson
Chief Financial Officer
May 7, 2004

ANNEX L

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO

SECTION 13 OR 15(D) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 5, 2004

UNITEDHEALTH GROUP INCORPORATED

(Exact name of registrant as specified in its charter)

Minnesota

(State or other jurisdiction of incorporation)

0-10864	41-1321939
(Commission	(I.R.S. Employer
File Number)	Identification No.)

UNITEDHEALTH GROUP CENTER, 9900 BREN ROAD EAST, MINNETONKA, MINNESOTA	55343
(Address of principal executive offices)	(Zip Code)

(952) 936-1300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Item 5.    Other Events

Consistent with its commitment to superior corporate governance practices, UnitedHealth Group indicated that Richard T. Burke, a member of the Board of Directors, has decided no longer to serve on the Audit Committee effective May 5, 2004 pending Institutional Shareholder Services’ (ISS) review of its director independence standards in the Fall of 2004. In addition, UnitedHealth Group will end its engagement of the law firm Greenbaum Doll & McDonald PLLC, of which Mr. William C. Ballard, Jr., also a member of the Board of Directors, is Of Counsel, on or before June 30, 2004 and will not engage this law firm to perform further services for UnitedHealth Group while Mr. Ballard remains a director. These steps are being taken to conform with current ISS standards as to director independence. The ISS standards are in addition to the New York Stock Exchange and Securities and Exchange Commission rules and regulations with which the Company has always complied.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 5, 2004

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID J. LUBBEN
David J. Lubben General Counsel & Secretary

ANNEX M

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): April 27, 2004 (April 26, 2004)

UNITEDHEALTH GROUP INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

MINNESOTA

(State or Other Jurisdiction of Incorporation)

1-10864	41-1321939
(Commission File Number)	(I.R.S. Employer Identification No.)

UNITEDHEALTH GROUP CENTER 9900 BREN ROAD EAST MINNETONKA, MINNESOTA	55343
(Address of Principal Executive Offices)	(Zip Code)

(952) 936-1300

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Item 5.    Other Events and Required FD Disclosure.

On April 26, 2004, UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”), announced that it had entered into an Agreement and Plan of Merger, dated as of April 26, 2004 (the “Merger Agreement”), with Oxford Health Plans, Inc., a Delaware corporation (“Oxford”), pursuant to which Oxford will merge with and into a wholly owned subsidiary of UnitedHealth Group.

A copy of UnitedHealth Group’s press release announcing this transaction and the Merger Agreement are attached as exhibits hereto and are incorporated herein by reference. The foregoing description is qualified in its entirety by reference to the exhibits attached hereto.

Item 7.    Financial Statements and Exhibits.

Exhibit No.	Exhibit
2.1	Agreement and Plan of Merger, dated as of April 26, 2004, by and among UnitedHealth Group Incorporated, Ruby Acquisition LLC and Oxford Health Plans, Inc.

99.1	Press Release, dated April 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 27, 2004

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID J. LUBBEN
David J. Lubben General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of April 26, 2004, by and among UnitedHealth Group Incorporated, Ruby Acquisition LLC and Oxford Health Plans, Inc.

99.1	Press Release, dated April 26, 2004

ANNEX N

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

filed pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 5, 2004

UNITEDHEALTH GROUP INCORPORATED

(Exact name of registrant as specified in its charter)

Minnesota	0-10864	41-1321939
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (952) 936-1300

N/A

(Former name or former address, if changed since last report.)

Page 1 of 4 Pages

Exhibit Index on Page 4

Page
Item 5. Other Events	M-2
Item 7. Financial Statements and Exhibits	M-2
INDEX TO EXHIBITS	M-4
Underwriting Agreement	M-
Officer’s Certificate Relating to the 2009 Notes	M-
Officer’s Certificate Relating to the 2014 Notes	M-
Specimen of the 2009 Note	M-
Specimen of the 2014 Note	M-

Item 5.    Other Events.

On February 5, 2004, UnitedHealth Group Incorporated (the “Company”) agreed to sell $250,000,000 principal amount of its 3.75% Notes due February 10, 2009 (the “2009 Notes”) and $250,000,000 principal amount of its 4.75% Notes due February 10, 2014 (the “2014 Notes” and, together with the 2009 Notes, the “Notes”), pursuant to an Underwriting Agreement and applicable Pricing Agreement each dated February 5, 2004, among the Company and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC as Representatives of the several Underwriters listed on Schedule 1 of the Pricing Agreement referenced above. The Notes will be issued pursuant to that certain Senior Debt Securities Indenture dated as of November 15, 1998, as amended by an Amendment to Indenture dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee (the “Indenture”), and a certain Officers’ Certificate and Company Order dated February 5, 2004, relating to the 2009 Notes, and a certain Officers’ Certificate and Company Order dated February 5, 2004, relating to the 2014 Notes, each pursuant to Sections 201, 301 and 303 of the Indenture. The Notes have been registered under the Securities Act of 1933, as amended, by a registration statement on Form S-3, File No. 333-105875.

Item 7.    Financial Statements and Exhibits.

(c)	Exhibits.

1.1	Underwriting Agreement and applicable Pricing Agreement each dated February 5, 2004, among the Company and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Representatives of the several Underwriters.

4.1	Officers’ Certificate and Company Order dated February 5, 2004, pursuant to Sections 201, 301 and 303 of the Senior Debt Securities Indenture dated as of November 15, 1998, as amended by Amendment dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee, relating to the 2009 Notes (excluding exhibits thereto).

4.2	Officers’ Certificate and Company Order dated February 5, 2004, pursuant to Sections 201, 301 and 303 of the Senior Debt Securities Indenture dated as of November 15, 1998, as amended by Amendment dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee, relating to the 2014 Notes (excluding exhibits thereto).

4.3	Specimen of the 2009 Note.

4.4	Specimen of the 2014 Note.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2004

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID J. LUBBEN
David J. Lubben General Counsel & Secretary

INDEX TO EXHIBITS

(c)	Exhibits

1.1	Underwriting Agreement and applicable Pricing Agreement each dated February 5, 2004, among the Company and J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as Representatives of the several Underwriters.

4.1	Officers’ Certificate and Company Order dated February 5, 2004, pursuant to Sections 201, 301 and 303 of the Senior Debt Securities Indenture dated as of November 15, 1998, as amended by Amendment dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee, relating to the 2009 Notes (excluding exhibits thereto).

4.2	Officers’ Certificate and Company Order dated February 5, 2004, pursuant to Sections 201, 301 and 303 of the Senior Debt Securities Indenture dated as of November 15, 1998, as amended by Amendment dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee, relating to the 2014 Notes (excluding exhibits thereto).

4.3	Specimen of the 2009 Note.

4.4	Specimen of the 2014 Note.

ANNEX O

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): February 10, 2004

UNITEDHEALTH GROUP INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

MINNESOTA

(State or Other Jurisdiction of Incorporation)

1-10864	41-1321939
(Commission File Number)	(I.R.S. Employer Identification No.)

UNITEDHEALTH GROUP CENTER 9900 BREN ROAD EAST MINNETONKA, MINNESOTA	55343
(Address of Principal Executive Offices)	(Zip Code)

(952) 936-1300

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Item 5.    Other Events and Required FD Disclosure.

UnitedHealth Group Incorporated (“UnitedHealth Group”) announced today that it had received all necessary approvals to acquire Mid Atlantic Medical Services, Inc. (“MAMSI”), including the approval of the stockholders of MAMSI. The companies will complete the merger at the close of business today. UnitedHealth Group’s press release is attached as an exhibit hereto and incorporated herein by reference.

IMPORTANT MERGER INFORMATION

In connection with the proposed transaction, UnitedHealth Group and MAMSI have filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement that contains a definitive proxy statement/prospectus, which was filed on January 20, 2004. The definitive proxy statement/prospectus has been sent to holders of MAMSI common stock. Holders of MAMSI common stock are urged to read the definitive proxy statement/prospectus and any other relevant materials filed by UnitedHealth Group or MAMSI with the SEC because they contain, or will contain, important information about UnitedHealth Group, MAMSI and the transaction. The definitive proxy statement/prospectus is available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC’s website, www.sec.gov. In addition, you may obtain documents filed with the SEC by MAMSI free of charge by requesting them in writing from Mid Atlantic Medical Services, Inc., 4 Taft Court, Rockville, Maryland, 20850, Attention: Corporate Secretary, or by telephone at (301) 762-8205. You may obtain documents filed with the SEC by UnitedHealth Group free of charge by requesting them in writing from UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Corporate Secretary, or by telephone at (952) 936-1300.

MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the ownership of MAMSI common stock by directors and executive officers of MAMSI, as well as additional information regarding the interests of such participants, is set forth in the definitive proxy statement/prospectus.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of UnitedHealth Group, as well as additional information regarding the interests of such participants, is set forth in the definitive proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This document may contain statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the SEC from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

Item 7.    Financial Statements and Exhibits.

Exhibit No.	Exhibit
99.1	Press Release, dated February 10, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2004

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID J. LUBBEN
David J. Lubben General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 10, 2004

ANNEX P

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to

Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 12, 2004

UNITEDHEALTH GROUP INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Minnesota	1-10864	41-1321939
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota	55343
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (952) 936-1300

N/A

(Former Name or Former Address, if Changed Since Last Report)

P-1

Item 5.    Other Events

On January 22, 2004, UnitedHealth Group intends to announce its results for the fourth quarter and year ended December 31, 2003. UnitedHealth Group expects that these results will be consistent with its previously disclosed outlook for revenues of $28.7 billion and earnings of at least $2.91 per share.

FORWARD-LOOKING STATEMENTS

This document may contain statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the SEC from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 12, 2004

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID LUBBEN
David J. Lubben General Counsel & Secretary

P-2

ANNEX Q

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): January 6, 2004

UNITEDHEALTH GROUP INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Minnesota

(State or Other Jurisdiction of Incorporation)

1-10864	41-1321939
(Commission File Number)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota	55343
(Address of Principal Executive Offices)	(Zip Code)

(952) 936-1300

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Item 5.    Other Events and Required FD Disclosure.

In connection with the proposed transaction between UnitedHealth Group Incorporated (“UnitedHealth Group”) and Mid Atlantic Medical Services, Inc. (“MAMSI”), the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired without any additional request for information. UnitedHealth Group anticipates that the transaction will close in the first quarter of 2004.

IMPORTANT MERGER INFORMATION

In connection with the proposed transaction, UnitedHealth Group and MAMSI have filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement that contains a preliminary proxy statement/prospectus, which was filed on November 10, 2003. The definitive proxy statement/prospectus will be sent to holders of MAMSI common stock when available. Holders of MAMSI common stock are urged to read the preliminary proxy statement on file with the SEC, the definitive proxy statement/prospectus when it becomes available and any other relevant materials filed by UnitedHealth Group or MAMSI with the SEC because they contain, or will contain, important information about UnitedHealth Group, MAMSI and the transaction. The preliminary proxy statement/prospectus is available, and the definitive proxy statement/prospectus will be available, for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC’s website, www.sec.gov. In addition, you may obtain documents filed with the SEC by UnitedHealth Group free of charge by requesting them in writing from UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Corporate Secretary, or by telephone at (952) 936-1300. You may obtain documents filed with the SEC by MAMSI free of charge by requesting them in writing from Mid Atlantic Medical Services, Inc., 4 Taft Court, Rockville, Maryland, 20850, Attention: Corporate Secretary, or by telephone at (301) 762-8205.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available.

MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of MAMSI and their ownership of MAMSI common stock is set forth in the proxy statement for MAMSI’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2003. Investors may obtain additional information regarding the interests of such participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

This document may contain statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the SEC from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 6, 2004

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID LUBBEN
David J. Lubben General Counsel & Secretary

ANNEX R

R-1

DETACH HE RE ZOXF72

OXFORD HEALTH PLANS, INC.

This PROXY is solicited by the Board of Directors for use at the Special Meeting of Stockholders on July 7 , 2004

By signing on the reverse side, you revoke all prior proxies and appoint Charles G. Berg, Chief Executive Officer, and Daniel N. Gregoire, Secretary, and either of them, as proxies, each with full power of substitution, acting jointly or by either of them if only one be present and acting, to vote and act with respect to all shares of common stock of the undersigned in Oxford Health Plans, Inc., at the Special Meeting of Stockholders to be held at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611 on July 7, 2004 at 10:00 a.m. or any adjournment, postponement, continuation or rescheduling thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement/prospectus furnished herewith, subject to the directions indicated on the reverse side of this car d or through the telephone or Internet proxy procedures, and at the discretion of the proxies on any other matters that may properly come before the meeting. If specific voting instructions are not given with respect to matters to be acted upon and the signed card is returned, the proxies will vote in accordance with the directors’ recommendations provided on the reverse and at their discretion on any matters that may properly come before the meeting.

The undersigned acknowledges receipt from Oxford Health Plans, Inc. prior to the execution of this proxy of a Notice of Special Meeting of Stockholders and a proxy statement/prospectus dated June 10, 2004.

Your shares of common stock will be voted as you specify. If no choice is specified, your proxy will be voted for Proposals 1 and 2, and in the discretion of the proxy holder on any other matters which may properly come before the Special Meeting of Stockholders and on any adjournment, postponement, continuation or rescheduling of the meeting. If you do not sign and return a proxy, submit a proxy by telephone or through the Internet, or attend the meeting and vot e by ballot, shares that you own cannot be voted.

SEE REVERSE CONTINUED AND TO BE SIGNED ON REVERSE SIDE SEE REVERSE

SIDE SIDE

R-2

OXFORD HEALTH PLANS, INC.

C/O EQUISERVE TRUST COMPANY, N.A. P.O. BOX 8694 EDISON, NJ 08818-8694

Your vote is important. Please vote immediately.

Vote-by-Internet

Log on to the Internet and go to http://www.eproxyvote.com/oxhp

OR

Vote-by-Telephone

Call toll-free

1-877-PRX-VOTE (1-877-779-8683)

I f you vote over the Internet or by telephone, please do not mail your card.

DETACH HERE IF Y OU ARE RETURNI NG YOUR P ROXY CARD B Y MAI L ZOXF71

#OXF

Please mark votes as in t h is example.

The Board of Directors recommends a vote FOR Proposals 1 and 2.

The Board of Directors knows of no other matters that are to be presented at the Special Meet ing of Stockholders.

1. To adopt the Agreement and Plan of Merger, dated as of April 26, 2004, by and among UnitedHealth Group Incorporated, Ruby Acquisition LLC and Oxford Health Plans, Inc. and the transactions contemplated thereby, including the merger, as more fully described in the accompanying proxy statement/prospectus.

2. To authorize the proxies t o vote to adjourn or postpone the Special Meeting of Stockholder s, in their sole discretion, for the pur pose of soliciting additional votes for Pr oposal 1.

FOR AGAINST ABSTAI N

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT

Please sign exactly as your name appears hereon. Joint owners should each sign personally. When signing as an executor, administrator, corporation officer, attorney, agent, trustee, guardian, or in any other representative capacity, please state your full title as such.

Signature: Date: Signature: Date:

OXF-SPEC-04

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity (as defined) of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

The Bylaws of UnitedHealth Group provide for the indemnification of such persons, for such expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521 of the Minnesota Business Corporation Act. UnitedHealth Group maintains a standard policy of directors and officers insurance.

Item 21. Exhibits

2.1 Agreement and Plan of Merger, dated as of April 26, 2004 by and among UnitedHealth Group Incorporated, Ruby Acquisition LLC and Oxford Health Plans, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.1 Articles of Amendment to Second Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2001).

3.2 Second Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(d) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2002).

5 Opinion of David J. Lubben, General Counsel of UnitedHealth Group Incorporated, regarding legality of the securities to be issued.*

8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax aspects of the merger (to be filed by post-effective amendment).

8.2 Opinion of Sullivan & Cromwell LLP regarding certain U.S. federal tax aspects of the merger (to be filed by post-effective amendment).

15.1 Letter Regarding Unaudited Financial Information of Deloitte & Touche LLP.

15.2 Letter Regarding Unaudited Financial Information of Ernst & Young LLP.

21 Subsidiaries of UnitedHealth Group Incorporated.*

23.1 Consent of Deloitte & Touche LLP.

II-1

23.2 Consent of Ernst & Young LLP.

23.3 Consent of David J. Lubben, General Counsel of UnitedHealth Group Incorporated (included in Exhibit 5 to this registration statement).

23.4 Consent of Skadden, Arps, Slate, Meagher & Flom LLP (to be filed by post-effective amendment).

23.5 Consent of Sullivan & Cromwell LLP (to be filed by post-effective amendment).

23.6 Consent of Goldman, Sachs & Co.

24 Power of Attorney.*

*	Previously Filed

Item 22. Undertakings

Reg. S-K, Item 512(g) Undertaking:

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Reg. S-K, Item 512(h) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Form S-4, Item 22(b) Undertaking: The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Form S-4, Item 22(c) Undertaking: The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on June 14, 2004.

UNITEDHEALTH GROUP INCORPORATED

By:	/S/ DAVID J. LUBBEN
David J. Lubben, Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on June 14, 2004.

Signature	Title

/s/ WILLIAM W. MCGUIRE William W. McGuire, M.D.	Chief Executive Officer and Director (principal executive officer)

/s/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer (principal financial officer and principal accounting officer)

* William C. Ballard, Jr.	Director

* Richard T. Burke	Director

* James A. Johnson	Director

* Thomas H. Kean	Director

* Douglas W. Leatherdale	Director

* Stephen J. Hemsley	Director

* Mary O. Mundinger	Director

* Robert L. Ryan	Director

* Donna E. Shalala	Director

* William G. Spears	Director

* Gail R. Wilensky	Director

*By:	/s/ DAVID J. LUBBEN
David J. Lubben As Attorney-In-Fact

The undersigned, by signing his name hereto, does hereby execute this registration statement on behalf of the directors of UnitedHealth Group Incorporated listed above pursuant to the Power of Attorney previously filed with the Securities and Exchange Commission.

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